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06011735

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ipsen S.A.

*CURRENT ADDRESS 42 rue du Docteur Blanche
75016 Paris

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34953 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 3/17/06


IPSEN
Innovation for patient care

IPSEN S.A.

(organized under the laws of France as a *société anonyme,* a company with limited liability)

13,933,895 Shares

This is the initial public offering of shares (the "Shares") of Ipsen S.A. (the "Company"). The Shares are being offered certain of the Underwriters specified herein, through their selling agents pursuant to this offering circular to qualified institutional buyers in the United States (the "U.S. Offering") in reliance on Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act").

The Company is also offering the Shares outside the United States in reliance on Regulation S under the Securities Act pursuant to a separate offering document (the "Non-U.S. International Offering"). The U.S. Offering and the Non-U.S. International Offering (together, the "International Offering") will consist of 13,933,895 Shares.

The Company is also concurrently offering Shares in France through a public offering (the "French Offering") in reliance on Regulation S under the Securities Act pursuant to a separate offering document. The French Offering (together with the International Offering, the "Offering") will consist of 665,612 Shares. The International Offering and the French Offering combined will include a total of 14,599,507 Shares.

The offering prices per Share in the International Offering and the French Offering are identical.

The Company is offering 7,699,507 newly issued Shares in the Offering, and Mayroy S.A. (the "Selling Shareholder") is offering 6,900,000 existing Shares in the Offering. See "Underwriting".

Goldman Sachs International, on behalf and for the account of the Underwriters, may also subscribe for up to an additional 1,154,925 new Shares from the Company, at the initial public offering price at any time until January 5, 2006, to cover over-allotments and stabilization activities, if any.

Concurrently w[illegible] the Offering, the Company is offering 250,000 newly issued Shares to certain employees in France. The employee offering is no[illegible] of the Offering.

There is currently no market for the Shares inside or outside France. The Shares have been approved for listing on Eurolist by Euronext™. See "The Offering". The Shares will not be listed on any national securities exchange or quoted in any automated interdealer quotation system in the United States.

See "Risk Factors" beginning on page 10 for a discussion of certain factors to be considered in connection with an investment in the Shares.

Offering Price: €22.20 per Share

The Company's Shares have not been and will not be registered under the Securities Act and are being offered and sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. Outside the United States, the Offering is being made in reliance on Regulation S under the Securities Act. Shares sold in reliance on Rule 144A are not transferable except in accordance with the restrictions described under "Notice to Investors."

The Underwriters expect to deliver the Shares through the book-entry facilities of Euroclear France against payment on December 9, 2005. The Shares will be eligible for clearance through the Euroclear System and Clearstream Banking S.A.

Global Coordinator

Goldman Sachs International

Joint Bookrunners

Goldman, Sachs & Co. **BNP PARIBAS**

Co-Lead Managers

ABN AMRO Rothschild **HSBC** **SG Corporate & Investment Banking**

Offering Circular dated December 6, 2005

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

This Offering Circular is confidential. Investors are authorized to use this Offering Circular solely for the purpose of considering the purchase of the Shares described in this Offering Circular. Ipsen S.A. and other sources identified herein have provided the information contained in this Offering Circular. The Underwriters named herein make no representation or warranty, express or implied, as to the accuracy or completeness of such information, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by the Underwriters. Investors may not reproduce or distribute this Offering Circular, in whole or in part, and investors may not disclose any of the contents of this Offering Circular or use any information herein for any purpose other than considering the purchase of the Shares. Investors agree to the foregoing by accepting delivery of this Offering Circular.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The distribution of this Offering Circular and the offering and sale of the Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Company and the Underwriters to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Shares, see ''Underwriting'' and ''Notice to Investors.'' This Offering Circular does not constitute an offer of, or an invitation to purchase, any of the Shares in any jurisdiction in which such offer or invitation would be unlawful.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT A SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS

Because of the following restrictions, investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Company's Shares.

Each purchaser in the United States of the Company's Shares offered in reliance on Rule 144A under the Securities Act (''Rule 144A'') will be deemed to have represented and agreed as follows:

(1) Such purchaser (a) is a qualified institutional buyer as defined in Rule 144A (''QIB'') or a broker-dealer acting for the account of a QIB, (b) is aware, and each beneficial owner of such shares has been advised, that the sale of the Company's Shares is being made in reliance on Rule 144A, (c) is

acquiring the Company's Shares for its own account or for the account of a QIB, as the case may be and (d) is aware that the Shares are ''restricted securities'' within the meaning of the Securities Act and may not be deposited into any unrestricted depositary facility, unless at the time of such deposit such Shares are no longer restricted securities under the Securities Act.

(2) Such purchaser understands that the Company's Shares have not been and will not be registered under the Securities Act and are being offered in the United States in reliance on Rule 144A only in a transaction not involving any public offering in the United States within the meaning of the Securities Act.

(3) Such purchaser understands and agrees that such Shares may not be reoffered, resold, pledged or otherwise transferred, except (a) (i) to a person whom such purchaser reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (b) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Company's Shares.

(4) Such purchaser acknowledges that the Company, the Underwriters, the Selling Shareholder, their affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

AVAILABLE INFORMATION

The Company is not currently required to file periodic reports under Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the ''Exchange Act''). In order to comply with requirements for the exemption for resales and transfers of the Company's Shares under Rule 144A of the Securities Act, the Company will either (a) ensure that it qualifies for exemption from Section 12(g) of the Exchange Act by furnishing to the U.S. Securities and Exchange Commission (the ''Commission'') the information required by Rule 12g3-2(b) thereunder or (b) provide upon request to any holder or beneficial holder of the Company's Shares or prospective purchasers designated by such holder or beneficial owner information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

The Company is a *société anonyme,* or limited liability corporation, organized under the laws of France. All of the members of the Company's Board of Directors reside outside the United States, and a substantial portion of the Company's assets and the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or the Company judgments of the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. The Company has been advised by its counsel that if an original action is brought in France predicated solely upon the U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought. Counsel has also advised the Company that actions for enforcement of judgments of U.S. courts rendered against the French persons referred to above would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in France only. The Company believes that none of these persons has waived this right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

INFORMATION FOR PROSPECTIVE INSTITUTIONAL INVESTORS IN FRANCE

This Offering Circular has not been and will not be submitted to the clearance procedures of the French *Autorité des marchés financiers* (the ''AMF'') and accordingly may not be distributed to the public in France or used in connection with any offer to purchase or sell any Shares to the public in France. For the purpose of the public offering of Shares in France, a French language prospectus has been prepared, consisting of the Company's registration document (*document de base*) registered with the AMF on October 14, 2005 under number I. 05-127 and updated on October 28, and November 4, 2005, and a transaction note (*note d'opération*) which received *visa* no. 05-789, dated November 21, 2005, from the AMF. This French language prospectus is the only document by which offers to purchase or subscribe for Shares may be made to the public in France.

NOTICE CONCERNING THE EUROPEAN ECONOMIC AREA

In relation to each Member of the European Economic Area which has implemented the Prospectus Directive (each, a ''Relevant Member State''), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ''Relevant Implementation Date'') it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ''offer of Shares to the public'' in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide whether to purchase or subscribe to the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression ''Prospectus Directive'' means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

Each Underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the ''FSMA'') by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

NOTICE TO INVESTORS IN JAPAN

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each Underwriter has agreed that it will not offer or sell any Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

IN CONNECTION WITH THIS OFFERING, GOLDMAN SACHS INTERNATIONAL OR ITS AFFILIATES, ON BEHALF AND FOR THE ACCOUNT OF THE UNDERWRITERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON EUROLIST BY EURONEXT™, IN OVER-THE-COUNTER MARKETS OR OTHERWISE. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

INDUSTRY AND MARKET DATA

This Offering Circular contains information concerning the markets in which the Group operates. This information is taken in significant part from research carried out by external organizations. While such information is believed to be reliable, it has not been independently verified, and neither Ipsen nor the Underwriters make any representation as to the accuracy of such information. Accordingly, trends in Ipsen's business activities may differ from the market trends set forth in this Offering Circular. Ipsen undertakes no obligation to update such information.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Circular, the ''Company'' refers to Ipsen S.A. and the ''Group'' or ''Ipsen'' refers to the Company together with its consolidated subsidiaries.

References to ''€'' or ''euro'' mean the single currency of the participating Member States in the Third Stage of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, and references to ''$'', ''U.S.$'' and ''dollars'' are to U.S. dollars. Ipsen publishes its financial statements in euros.

Ipsen's consolidated financial statements for the years ending December 31, 2002, 2003 and 2004 presented herein are prepared in accordance with generally accepted accounting principles in France (''French GAAP'') which differ in certain respects from generally accepted accounting principles in certain other countries. A European Union regulation has been approved requiring all EU-listed companies to apply International Financial Reporting Standards (''IFRS'') in preparing their financial statements for years beginning on or after January 1, 2005 and to publish their financial statements for the year ending December 31, 2005 applying IFRS, with comparative figures for the year ended December 31, 2004. Therefore, Ipsen's consolidated financial statements for the year ending December 31, 2004 and the six months ending June 30, 2005 have been prepared and presented herein in accordance with IFRS as described in Note 2 to these consolidated financial statements. Certain differences between French GAAP and generally accepted accounting principles in the United States (''U.S. GAAP'') and between IFRS and U.S. GAAP are discussed herein. See ''Annex A — Summary of Certain Differences between French GAAP and US GAAP'' and ''Annex B — Summary of Certain Differences between IFRS and US GAAP''.

In addition to its historical consolidated financial statements, Ipsen has presented unaudited pro forma consolidated financial statements that give effect to certain reorganization transactions described herein as if they had occurred as of dates that are earlier than those on which they actually occurred. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations''. Except as otherwise stated, all information in this Offering Circular relating to the results of operations or financial condition of the Group are derived from the unaudited pro forma consolidated financial statements (prepared under French GAAP in respect of the years ended December 31, 2002, 2003 and 2004, and under IFRS in respect of the six month periods ended June 30, 2004 and 2005).

In this Offering Circular, various figures and percentages have been rounded and, accordingly, may not equal the total indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains certain forward-looking statements, including statements about the Group's targets. In addition to statements that are forward-looking by reason or context, the words ''will'', ''believes'', ''targets'', ''anticipates'', ''intends'', ''should'', ''aims'', ''estimates'', ''considers'', ''wishes'', ''may'', and similar expressions identify forward-looking statements. Such forward-looking statements are based on data, assumptions and estimates that the Company considers to be reasonable. They may change or be amended owing to uncertainties related to the economic, financial, competitive and regulatory environment. In addition, the Group's business activities and its ability to meet its targets may be affected if certain of the risks that are set forth in this Offering Circular materialize. See ''Risk Factors''. The Company does not undertake to meet or give any guarantee that it will meet the targets shown in this Offering Circular.

Investors are urged to pay careful attention to the risk factors described in this Offering Circular before making their investment decision. The materialization of one or more of these risks could have an adverse effect on the Group's activities, condition, the results of its operations or on its targets. Furthermore, other risks not yet identified or not considered significant by the Group could have adverse effects and investors may lose all or part of their investment.

Forward-looking statements speak only as of the date of this Offering Circular. Ipsen expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this offering circular to reflect any change in Ipsen's expectations or any change in events, conditions or circumstances on which any forward-looking statement contained herein is based.

Forward-looking statements and targets shown in this Offering Circular may be affected by risks, either known or unknown, uncertainties and other factors that may lead to the Group's future results of operations, performance and achievements differing significantly from the stated or implied targets. These factors may include changes in economic or trading conditions and regulations, as well as the factors set forth in this Offering Circular. See ''Risk Factors''.

SUMMARY

This summary highlights some of the important information contained elsewhere in this Offering Circular. You should read the entire Offering Circular carefully, including ''Risk Factors'', ''Cautionary Note Regarding Forward-Looking Statements'', the more detailed information regarding the Company, the Company's audited annual and unaudited interim consolidated financial statements for each period set forth herein and the related notes thereto, and the unaudited pro forma financial statements included elsewhere in this Offering Circular.

Overview of the Group

Ipsen is a European pharmaceutical group founded in 1929, which currently markets more than 20 drugs. The Group's product portfolio includes pharmaceutical products marketed around the world to specialists working in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are its primary areas of development. The Group also markets products in other therapeutic areas in which it has longstanding expertise (gastroenterology, cardiovascular and cognitive disorders). These include mainly primary care products sold in France. In both its targeted therapeutic areas and in primary care, the Group has a diversified portfolio of leading medicines that have demonstrated a good safety profile.

In 2004, the Group recorded pro forma consolidated sales of €770.2 million (including 30.3% outside the five largest western European countries, Germany, Spain, France, Italy and the United Kingdom), pro forma consolidated operating profit of €167.0 million and pro forma consolidated net income of €108.7 million, all as determined in accordance with French GAAP. Its pro forma consolidated net income determined in accordance with IFRS was €117.9 million in 2004. During the first three quarters of 2005, under IFRS, consolidated sales came to €606.9 million. At June 30, 2005, the Group had 3,855 employees in more than 30 countries.

The Group's development strategy is based on a complementary mix of products in the targeted therapeutic areas, which are growth drivers, and primary care products, which help to finance its research activities. This strategy is supported by the active development of international partnerships in marketing and research and development activities.

In 2004, the Group spent 19.1% of its pro forma consolidated sales on research and development activities which, to a large extent, focus on the discovery and development of innovative medicinal products in its targeted therapeutic areas with the aim of fulfilling unmet medical needs. The Group believes it is one of the few pharmaceutical companies among its peers capable of integrating the full spectrum of technologies required to develop complex and innovative products. These technologies include peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems.

The Group's Products

Products Offered in Targeted Therapeutic Areas

In 2004, drugs in the three targeted therapeutic areas accounted for 46.4% of the Group's *pro forma* consolidated sales. These three drugs also accounted for 75.0% of sales growth compared with 2003, excluding sales of active ingredients and raw materials. The Group offers the following drugs in the targeted therapeutic areas:

Oncology (26.0% of *pro forma* 2004 consolidated sales)

- *Decapeptyl®*, a peptide formulation for injection that is mainly used in the treatment of advanced prostate cancer.

Endocrinology (9.5% of *pro forma* 2004 consolidated sales)

- *Somatuline®* and *Somatuline® Autogel®*, sustained-release formulations for injection of a somatostatin analogue peptide, used primarily in the treatment of acromegaly.
- *NutropinAq®*, a liquid formulation for daily use of recombinant human growth hormone used primarily in the treatment of growth failures.

- *Testim® 50 mg Gel*, a testosterone gel used in the treatment of primary and secondary hypogonadism.

Neuromuscular Disorders (10.9% of *pro forma* 2004 consolidated sales)

- *Dysport®*, a botulinum neurotoxin type A complex, used notably to treat spasticity of upper limbs following a stroke, as well as the spasticity of other muscles.

Products Offered in Primary Care Therapeutic Areas

In 2004, primary care drugs generated 47.9% of the Group's *pro forma* consolidated sales (including 71.6% derived from France). The principal drugs are:

Gastroenterology (17.7% of *pro forma* 2004 consolidated sales)

- *Smecta®*, a natural clay-based drug used in the treatment of both chronic and acute diarrhea.
- *Forlax®*, a drug based on a linear polyethylene glycol polymer used in the treatment of constipation.

Cognitive Disorders (15.2% of *pro forma* 2004 consolidated sales)

- *Tanakan®*, an oral formulation of EGb 761®, which is extracted from the leaves of the Gingko biloba tree, used principally in the treatment of age-related cognitive disorders.

Cardiovascular (15.0% of *pro forma* 2004 consolidated sales)

- *Ginkor Fort®*, an oral formulation containing three active ingredients including a standardized Gingko biloba extract, used in the treatment of varicose veins and acute hemorrhoid episodes.
- *Nisis®* and *Nisisco®*, oral formulations containing valsartan, used in the treatment of arterial hypertension.

Competitive Advantages

The Group believes that it has the following competitive advantages:

- A complementary mix of products in its targeted therapeutic areas and in primary care.
- Proven financial strength due to its significant recurring cash flows and robust balance sheet.
- An international presence in over 100 countries, with core operations in Western Europe's five largest markets (France, Germany, Italy, Spain and the United Kingdom).
- Proven expertise in cutting-edge technologies, such as medicinal chemistry, peptide engineering, protein engineering and advanced drug delivery systems, which the Group has the ability to employ together at an early stage of development. In addition, the Group has a biotechnology development and production facility in the United States (Boston).
- The geographic proximity of its four technological platforms based in the United States (Boston) and in Europe (Paris, Barcelona and London) to highly regarded university research centers, enabling the Group to tap into the wealth of scientific expertise available and to hire highly qualified personnel.
- A recognized ability to enter into and manage important partnerships with the world's leading pharmaceutical companies, such as Genentech, Roche, Teijin and Novartis.
- An effective management team with long-standing experience working with the world's leading pharmaceutical companies and a cross-divisional organization structure through its multi-disciplinary teams, which are responsible for devising the Group's research and development and partnership strategy.

Strategy

For a number of years, the Group has pursued a strategy of profitable growth in targeted therapeutic areas that offer strong development opportunities. By focusing on selected serious illnesses with largely unmet medical needs, the Group is able to lower its development costs, improve its risk-reward profile and concentrate its sales force on accessible markets.

Within this framework, the Group uses its technological and commercial expertise, as well as its financial strength, to pursue the following strategies:

- ***A growth strategy*** in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) in which the Group intends to become a significant force by marketing innovative treatments to respond to unmet medical needs.
- ***An optimization strategy*** for its primary care products (gastroenterology, cardiovascular and cognitive disorders), including selective investments in product life cycle management programs, partnerships and research and development.
- ***A geographical expansion strategy*** in the most promising markets, with an active program designed to secure marketing approval for its flagship products in targeted therapeutic areas, especially in the United States (Somatuline® Autogel® and Dysport®).
- ***A partnership strategy*** across all its therapeutic areas. The Group seeks partnerships in order to provide development funding in areas where it decides not to pursue programs on its own or where it can benefit from technologies that are complementary to its own platforms, to obtain commercialization rights for third-party products in order to optimize the return from its marketing and sales force investments, and to obtain financial benefits from products that it has discovered in its research activities but that are not part of its core business. Since 2002, the Group has entered into ten major partnership arrangements.
- ***An opportunistic approach*** in other therapeutic areas in which the Group has proven research and development or marketing expertise. For instance, the Group is developing OBI-1, a recombinant molecule used in the treatment of hemophilia, and is preparing to register and launch Febuxostat, a new compound used in the treatment of hyperuricemia (gout) in the European Union.

Registered Office

The Company's registered office is located at 42 rue du Docteur Blanche, 75016 Paris. Ipsen's telephone number is +33 (0)1 44 30 43 43 and its website address is www.ipsen.com. Information contained on Ipsen's website is not and should not be considered part of this Offering Circular.

THE OFFERING

Shares Offered

This initial public offering includes 7,699,507 newly issued Shares being issued by the Company and 6,900,000 existing Shares being sold by the Selling Shareholder.

The International Offering will consist of 13,933,895 Shares representing 95.4% of the number of Shares offered. The French Offering will consist of 665,612 Shares representing 4.6% of the number of Shares offered.

Issuer

Ipsen S.A.

The Selling Shareholder

Mayroy S.A.

The Offering

The Offering consists of:

- an open price offering (*offre à prix ouvert*) to investors in France (the ''French Offering''), pursuant to a separate prospectus in the French language; and
- an offering of Shares to institutional investors in France and internationally (the ''International Offering'').

Over-allotment Option

The Company has granted to the Underwriters an option to subscribe for up to 1,154,925 additional new Shares at the offering price. The option is exercisable until January 5, 2006, to cover over-allotments and stabilization activities, if any.

The Employee Offering

Concurrently with the Offering, the Company is offering 250,000 newly issued Shares, at a 20% discount to the offering price in the Offering, to certain employees in France. The employee offering is not part of the Offering.

Shares Outstanding after the Offering

82,885,997 Shares, or 84,040,922 Shares if the Underwriters exercise their over-allotment option in full, in each case following the subscription of 250,000 Shares in the employee offering.

Offering Price

The offering price for the Shares is €22.20 per Share. The offering prices per Share in the International Offering and the French Offering are identical.

Lock-up

For a period of 180 calendar days following the closing date of the offering the Company and the Selling Shareholder have agreed, subject to certain limited exceptions, not to issue, offer, sell, pledge or otherwise dispose of any of the Company's shares or enter into certain similar transactions, or publicly announce its intention to do any of the foregoing, in each case, without the prior written consent of Goldman Sachs International and BNP Paribas. See ''Underwriting''.

Transfer of Shares by the Selling Shareholder After Lockup Period

Following the expiration of the lock-up period described above, the Selling Shareholder will transfer Shares of the Company to certain of the Selling Shareholder's own shareholders as described in ''Principal and Selling Shareholder''. The Shares so transferred will not be subject to any contractual restrictions on sale or disposal. See ''Principal and Selling Shareholder''.

Delivery of Shares

Shares in bearer form will be credited on or about December 9, 2005 to participants' accounts with Euroclear France, Euroclear

	Bank S.A./N.V. or Clearstream Banking S.A., and Shares in registered form will be credited on that date to share accounts maintained by the Company or on its behalf.
Dividend Policy	Shares sold in the Offering will carry rights to receive any dividend approved in connection with the financial statements for the year ending December 31, 2005. The amount of any dividends distributed by the Company will be determined by the Company after taking into consideration its capital needs, return on capital, current and future profitability and market practices in terms of dividend distribution, especially in the Group's industry. See "Dividend Policy".
Use of Proceeds	All of the net proceeds from the issue of the new Shares, amounting to €160.0 million (€184.9 million if the Underwriters exercise their over-allotment option in full), will be used to allow Ipsen to pursue its strategy, in particular with respect to external growth opportunities that create value as described in "Use of Proceeds". The Company will not receive any proceeds from the sale of Shares by the Selling Shareholder.
Risk Factors	Prior to making an investment decision, you should read this Offering Circular and consider carefully the matters discussed under "Risk Factors".
Underwriters	The Offering is underwritten by a group of financial institutions (the "Underwriters") led by Goldman Sachs International, as Global Coordinator and Joint Bookrunner, and BNP Paribas as Joint Bookrunner. The Underwriters are Goldman Sachs International, BNP Paribas, ABN AMRO Rothschild, HSBC and SG Corporate & Investment Banking. See "Underwriting".
Listing	The Shares have been approved for listing on Eurolist by Euronext™. Ipsen's Shares will initially trade on a when-issued basis under the designation "Ipsen-Promesses." Upon issuance of the new Shares (expected to occur on December 9, 2005), the Shares will trade under the symbol "IPN".
Security Codes	The listing codes for the Shares are as follows: Euroclear France/Clearstream Banking Common Code: 00236515 ISIN: FR0010259150
Voting Rights	Each Share will represent the right to cast one vote at general shareholders' meetings of the Company. Double voting rights are granted to all fully paid shares that have been held in registered form in the name of the same shareholder for at least two years. These double voting rights cease upon certain conditions. See "Description of Share Capital — Shareholders' meetings and voting rights".

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Three Years Ending December 31, 2004

The following summary pro forma consolidated financial information for each year in the three-year period ending December 31, 2004 is derived from Ipsen's unaudited pro forma financial statements for such periods and the related Notes (the ''Pro Forma Consolidated Financial Statements''). The Pro Forma Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in France (''French GAAP''), which differ in certain significant respects from the generally accepted accounting principles in the United States (''US GAAP'') and International Financial Reporting Standards (''IFRS''). For further information, see ''Annex B — Summary of Certain Differences between French GAAP and US GAAP'' and the Notes to the 2004 Pro Forma Consolidated Financial Statements Under IFRS included elsewhere in this Offering Circular.

The Pro Forma Consolidated Financial Statements were created using the procedures and assumptions described in Note 1.2 to the Pro Forma Consolidated Financial Statements to reflect the financial position and results of operations of the Group that would have been reported if it had existed as reorganized during the periods in question. The reorganization transactions involved the transfer to Ipsen by its principal shareholder of shares of certain affiliates and a royalty stream not already owned by Ipsen. Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if such transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

Investors should read the following summary unaudited pro forma consolidated financial information together with the section entitled ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the audited historical consolidated financial statements for each year in the three-year period ending December 31, 2004 and the related Notes (the ''Historical Financial Statements''), and the other financial information included elsewhere in this Offering Circular.

KPMG Audit and Deloitte & Associés, statutory independent auditors, carried out an examination of the Pro-Forma Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002, and their report thereon is included in this Offering Circular.

Summary Pro Forma Consolidated Income Statement Information

	Year Ended December 31,		
	2004	2003	2002
	(amounts in thousands of euros)		
Sales	770,183	737,225	697,816
Gross profit	596,217	536,682	510,749
Operating income	166,986	170,621	130,396
Net income	108,711	101,437	73,657
Earnings per share (basic and diluted) (in euros)	2.90	2.71	1.97

Summary Pro Forma Consolidated Balance Sheet Information

	As of December 31,		
	2004	2003	2002
	(amounts in thousands of euros)		
ASSETS			
Total fixed assets	399,723	316,736	310,911
Total current assets	368,254	349,160	351,422
of which cash	21,734	15,157	1,591
TOTAL ASSETS	767,977	665,896	662,333
SHAREHOLDERS' EQUITY AND LIABILITIES			
Total shareholders' equity	309,523	310,596	226,946
Minority interest	1,172	1,057	1,008
Provisions and long-term liabilities	255,711	178,281	205,461
of which bank borrowings	215,010	133,679	176,660
Deferred taxes	841	554	641
Current liabilities	200,730	175,408	228,277
of which short-term debt	11,063	2,273	59,208
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	767,977	665,896	662,333

Summary Pro Forma Consolidated Statement of Cash Flow Information (unaudited)

	Year Ended December 31,		
	2004	2003	2002
	(amounts in thousands of euros)		
Cash flow from operations before changes in working capital	141,302	157,794	107,606
Change in working capital related to operating activities	(16,461)	(6,249)	(14,286)
Net cash provided by operating activities	124,841	151,545	93,320
Net cash used by investing activities	(102,347)	(51,343)	(35,416)
Net cash used by financing activities	(12,232)	(95,530)	(51,184)

The First Half of 2005 and Full Year 2004 (IFRS)

The following summary pro forma consolidated financial information for the first half of 2005 and the first half of 2004 is derived from Ipsen's unaudited pro forma financial statements for such periods and the related Notes to the Half-Year Consolidated Financial Statements (the ''Half-Year Pro Forma Financial Statements''). The Half-Year Pro Forma Financial Statements have been prepared in accordance with IFRS, which differ in certain significant respects from French GAAP and US GAAP. For further information, see the Notes to the 2004 Pro Forma Consolidated Financial Statements Under IFRS included elsewhere in this Offering Circular and ''Annex A — Summary of Certain Differences between IFRS and US GAAP''.

The table below also includes summary financial data derived from the unaudited pro forma consolidated financial statements of the Group prepared under IFRS as of and for the year ended December 31, 2004.

The Half-Year Pro Forma Financial Statements were created using the procedures and assumptions described in Note 9 to the Half-Year Consolidated Financial Statements to reflect the financial position and results of operations of the Group that would have been reported if it had existed as reorganized during the periods in question. Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if such transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

Investors should read the following summary unaudited pro forma consolidated financial information together with the section entitled ''Management's Discussion and Analysis of Financial Condition and

Results of Operations'' and the unaudited consolidated financial statements for the half-year periods ending June 30, 2005 and the related Notes, and the other financial information included elsewhere in this Offering Circular.

The Half-Year Consolidated Financial Statements have been reviewed by KPMG Audit and Deloitte & Associés, statutory independent auditors, and their report thereon is included in this Offering Circular.

Summary Pro Forma Consolidated Income Statement Information for the First Half of 2005 and 2004

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004
	(amounts in thousands of euros)		
Sales	412,704	377,655	767,825
Total revenue	458,388	409,634	831,112
Operating income	116,649	91,717	157,381
Net finance costs	(3,289)	(4,169)	(8,820)
Net income for the period	89,579	73,531	117,904
Earnings per share (basic and diluted) (in euros)	2.39	1.96	3.14

Summary Consolidated Balance Sheet Information at June 30, 2005

	As of June 30, 2005	Pro-forma Year Ended December 31, 2004
	(amounts in thousands of euros)	
ASSETS		
Goodwill	188,836	188,836
Other intangible assets, net	36,642	35,221
Property, plant and equipment, net	181,748	177,812
Non-current financial assets	4,835	5,295
Total non-current assets	427,659	415,399
Total current assets	336,003	360,950
of which cash and cash equivalents	41,591	94,321
TOTAL ASSETS	763,662	776,349
SHAREHOLDERS' EQUITY AND LIABILITIES		
Total Shareholders' equity	367,868	314,986
Total non-current liabilities	192,696	246,251
of which bank loans	157,703	215,010
Total current liabilities	203,098	215,112
of which bank loans	9,523	10,171
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	763,662	776,349

Summary Pro Forma Consolidated Statement of Cash Flows for the First Half of 2005

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(amounts in thousands of euros)	
Cash flow from operating activities before changes in working capital	98,302	145,692
Change in working capital related to operating activities	(35,775)	(21,009)
Net cash provided by operating activities	62,527	124,683
Net cash used in investing activities	(29,741)	(102,477)
Net cash used in financing activities	(88,416)	(11,945)

RISK FACTORS

Investors should consider carefully the following factors and other information in this Offering Circular before they decide to invest in the Shares. An investment in the Shares involves risks and investors may lose part or all of their investment.

Risk Related to the Group's Business

The Group depends on two products, Decapeptyl® and Tanakan®, for a substantial part of its sales

The Group's two largest selling products, Decapeptyl® and Tanakan®, represented respectively 25.8% and 15.2% of the Group's consolidated pro forma revenues in 2004. As a result, the Group's results of operations would be significantly affected by any adverse event relating to either of these two products, such as the development of competing products or generic products, the adoption of unfavorable regulatory decisions or the filing of claims in relation to defects or side effects connected with these products. While sales of these products have grown in recent years, there are risks associated with each product that could have an impact on future growth if they were to materialize.

- *Decapeptyl®*. The formulations of Decapeptyl® marketed by the Group include a daily formulation, a one-month formulation and a three-month formulation. The Group has new sustained-release formulations at the clinical trials stage, but cannot guarantee the success of these trials. Certain competitors of the Group are developing formulations with sustained-release in excess of 3 months, some of which are already marketed in the United States. In the event that competitors market these products in countries where the Group sells Decapeptyl®, the sales and results of the Group could be affected.

- *Tanakan®*. The reimbursement status of Tanakan® in France (its principal market) may be reviewed as part of a comprehensive Medical Benefit Assessment undertaken by the French health authorities. See ''— The prices charged for the Group's medicines depend on regulatory decisions. Certain of the Group's medicines are subject to reduced reimbursement rates in France and may be withdrawn from the list of reimbursable products.''

The prices charged for the Group's medicines depend on regulatory decisions. Certain of the Group's medicines are subject to reduced reimbursement rates in France and may be withdrawn from the list of reimbursable products.

As a general matter, the Group is faced with uncertainties regarding the fixing of prices for all its products, because over the last few years the prices of medication have been under severe pressure for a number of reasons, including the following:

- the tendency of governments and the suppliers of medical care to recommend the use of generic medication in several countries or to adopt laws relating to generic substitution, which authorize or require pharmacists issuing medication, wherever possible, to substitute a less expensive generic medication for a medication from the original pharmaceutical laboratory;

- price controls exercised by governments in numerous countries;

- other restrictive measures which limit increases in the costs of medical services; and

- parallel imports, which enable wholesalers to make use of differences in market prices by buying medication at lower prices in certain markets to sell them in other markets at higher prices.

In addition, the reimbursement status of three of the Group's products — Ginkor Fort®, Tanakan® and Bedelix® — are or could be under review by French regulatory authorities as part of the Medical Benefit Assessment. These products represented sales of €59.1 million, €116.7 million and €9.4 million in 2004, respectively.

- *Ginkor Fort®*. On September 15, 2005, the French Supreme Health Authority (Haute Autorité de Santé) recommended the removal of 221 specialty drugs from the list of reimbursable drugs, including all members of the veintonic class of drugs that includes Ginkor Fort®. On the basis of this recommendation, the French government announced on September 28, 2005 that it intends to reduce the reimbursable portion of the selling price of drugs in this therapeutic class to 15% by early 2006 and then to delist them in 2008. In addition, the Minister of Health announced on October 12, 2005 a 20% price decrease on all drugs belonging to this class.

- *Tanakan®*. A notice published on February 25, 2004 by the French Transparency Committee gave Tanakan® an insufficient Medical Benefit Assessment for two indications: the symptomatic treatment of intermittent lameness caused by chronic occlusive arteriopathy (blockage of the arteries) of the lower limbs, and the symptomatic treatment of pathological cognitive and chronic sensory disorders in elderly patients, except in cases of Alzheimer's disease and other dementias. Currently, the French Supreme Health Authority is scheduled to reevaluate the Medical Benefit of Tanakan®; however, the date of this review is not set yet. In order to justify the reimbursement of this product, the Group is endeavouring to prove the clinical benefits of Tanakan® in the treatment of cognitive and behavioural disorders in elderly patients, such as Alzheimer's Disease. See ''Business — Research and development''.

- *Bedelix®*. On September 15, 2005, the French Supreme Health Authority issued a notice of the delisting of Bedelix®. On the basis of this notice, the French government decided on September 28, 2005 to withdraw certain drugs, including Bedelix® from the list of reimbursable drugs with effect from March 1, 2006.

A decision by regulatory authorities to modify the reimbursement status of drugs may reduce the price that customers are willing to pay or cause them to request that their doctors prescribe alternative treatments that are less costly for them after taking into account the reimbursement rate. If a drug is delisted, it would ordinarily be sold in the over-the-counter market. Typically, a shift to over-the-counter sales would adversely impact the overall revenues generated by a product. In addition, the Group's sales force concentrates on the prescription market, so the Group would have to enter into a partnership arrangement in order to sell its drugs over-the-counter, meaning that its share of the profits from sales of those drugs would be reduced.

The Group uses dangerous substances to carry on its business and any claim relating to the improper handling, storage or treatment of these substances could be costly

The Group's research and development programs, its pre-clinical and clinical trials and its manufacturing and distribution business involve the controlled storage, use and processing of dangerous substances, toxins, chemical and biological agents and radioactive molecules. The Group is subject to laws and regulations governing the use, manufacture, storage, handling and processing of such substances and waste. Although the Group believes that the safety measures it takes concerning the handling and processing of dangerous substances satisfy the standards of the laws and regulations in force, the risk of accidental contamination or injury caused by dangerous substances cannot be completely eliminated. In the event of an accident, the Group could be held liable for any resulting damage and the liability incurred could exceed the limit of insurance coverage taken out by the Group, or not be covered at all. The Group might be unable to maintain insurance coverage on satisfactory terms, or to obtain any insurance. The Group could incur substantial costs in order to comply with current or future laws and regulations relating to dangerous substances.

A number of products that the Group is developing are still at early stages of development, and the Group cannot be certain that these products will be approved by the competent regulatory authorities or that they will be commercially successful

If the products that the Group is developing are not successful during clinical and pre-clinical trials or if they are not approved by the regulatory authorities, this will have a negative impact on the growth of the Group. Among the twenty-one products that the Group is currently developing, three are at the pre-clinical trial stage, four are at Phase I of clinical trials and fourteen are at Phase II or Phase III of clinical trials. Several years can elapse before a product is approved, and the Group may be unable to launch some of its products on the market. A new product can also appear to be promising at an early stage of development or after clinical trials but never be launched on the market or be launched on the market but fail to sell. This can happen for various reasons including:

- products can prove to be ineffective or to cause side effects which outweigh their therapeutic benefits during pre-clinical or clinical trials;
- the Group could fail to devise adequate and satisfactory clinical trials during pre-clinical trials or at the very beginning of clinical trials;
- the Group could fail to obtain authorizations from the competent regulatory authorities to allow it to conduct the necessary clinical trials or could be obliged to repeat trials to comply with regulations in different jurisdictions;
- the Group could fail to obtain the necessary authorizations from the competent regulatory authorities to sell its products on certain markets or on any markets;
- it could prove to be too costly or difficult to manufacture new products on a large scale;
- the marketing of certain products could be prohibited due to the existence of intellectual property rights belonging to third parties;
- the Group could be unable to find a distributor to market its products, or its partners in the context of jointly developed products could decide not to market its products;
- the Group's products could fail to achieve commercial acceptance;
- the Group's competitors could develop more effective products or products which, for other reasons, obtain better commercial acceptance;
- new products could render the Group's products obsolete; and
- the Group could fail to sell its products at prices which would enable it to realize a satisfactory return on its investment.

In order to manufacture and market several of its products, including three of its main products, the Group depends on intellectual property rights held by third parties

Intellectual property rights (particularly patents, know-how and trademarks) relating to several of the Group's products are covered by license agreements granted to the Group by third parties that are the owners of those rights or are authorized to license their use under a sub-license. Three of the Group's main products, Decapeptyl® (sales of which represented about 25.8% of consolidated sales for 2004), Dysport® (sales of which represented about 10.7% of consolidated sales for 2004) and Somatuline® (sales of which represented about 9.4% of consolidated sales for 2004) are manufactured and marketed under license from third parties. Although the Group currently has good relations with these third parties and has taken the necessary steps to protect its interests in the contracts entered into for this purpose, it cannot guarantee that it will be able to continue to benefit from these intellectual property rights or that the provisions of these contracts will be observed. The Group could find itself unable to negotiate new license agreements or collaboration agreements in the future or to maintain the advantageous terms of contracts the Group renegotiates. In addition, the development and sale of certain products in the future could depend on the terms of the licenses. Finally, the ability of the Group to grant exclusive patent licenses or patent sub-licenses to third parties could be limited by rights held by other third parties in respect of the same patents or by such third parties in respect of other patents.

The Group is dependent on the support of third parties to ensure the success of its research and development portfolio, and its inability to secure such support or any shortcoming in its control of such third parties could have a negative impact on the Group

The Group enters into collaboration agreements with third parties to enhance its research and development portfolio. The Group depends on the technology and know-how of third parties both to undertake research into new molecules and to carry out pre-clinical and clinical trials. The Group's success depends on the quality of the partners that it manages to obtain and on the performance of those partners in carrying out their obligations pursuant to these collaboration agreements. The Group could find itself unable to maintain collaboration agreements in force on acceptable terms or could be unable to conclude new collaboration agreements on satisfactory commercial terms. If the Group were unable to maintain or conclude such agreements, it would have to develop products at its sole expense. Such a situation would have the effect of increasing the Group's liquidity requirements or of limiting or delaying its development in other areas. In addition, the Group's partners could fail to fulfill their obligations or to perform them in a satisfactory manner, and this would give rise to delays and lead to expenses for the Group.

The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business

The Group develops and markets some of its products in collaboration with other pharmaceutical companies. The Group has entered into important collaboration agreements, in particular with Inamed, Bayer and Roche. The royalties received by the Group from some of these partners contribute substantially to the Group's operating results and cash flow. When the Group markets its products pursuant to collaboration agreements, it exposes itself to the risk that certain decisions, such as the preparation of budgets and promotional strategies, are controlled by its partners and that the decisions taken by the Group's partners have a negative impact on the conduct of the Group's business pursuant to those agreements. The Group cannot be certain that its partners will fulfill their obligations and it might be unable to obtain any benefit from those agreements. In addition, the Group's partners could choose to develop their existing new products rather than the products marketed in collaboration with the Group. If the Group were required to seek damages for liabilities caused by any of its partners, the Group cannot ensure that these partners have sufficient insurance coverage to cover the whole of their potential liability, either in relation to third parties contracting with the Group's partners or in relation to the Group itself. Moreover, if any of the Group's partners did not have sufficient coverage for its liabilities to third parties, the Group could be obliged to bear a substantial part of the damage thus caused and this could have a negative impact on its business, its financial situation or its results.

Certain products of the Group of biological origin are made of materials stocks that can only be renewed if regulatory approvals are obtained

In the case of certain of its products of biological origin, the Group has stocks of active ingredients which have received the regulatory approvals necessary to allow the related products to be marketed. When the Group manufactures new lots of such active ingredients or alters their production process, it must obtain new regulatory approvals for such lots prior to marketing the products that contain them. The Group plans the studies it considers necessary to obtain these approvals well in advance. It cannot guarantee, however, that the work carried out in this context will necessarily yield the expected results or that the regulatory authorities will be satisfied with the results of such work and will issue the required approvals in time. In the event that the Group fails to obtain such new approvals or obtains them significantly later than anticipated, it could find itself without sufficient supplies of products containing such active ingredients. Such a lack of supplies could have a significantly unfavorable impact on the marketing of the products in question, and this could have a negative impact on the business, the financial situation or the results of the Group.

The collaboration arrangements between the Group and third parties expose the Group to the risk that the third parties concerned might claim the benefit of intellectual property rights in respect of the Group's inventions or might not ensure the confidentiality of the Group's unpatented technology

The Group provides the third parties with which it collaborates (including universities and other public or private entities) with information and data in various forms relating to the research, development, manufacture and marketing of its products. Despite the precautions taken by the Group with regard to these entities, in particular of a contractual nature, they (or certain of their members) could claim ownership of intellectual property rights arising from the trials carried out by their employees or any other intellectual property right relating to the Group's products. In addition, where their own intellectual property rights are concerned, these entities could refuse to grant licenses to the Group on terms acceptable to it. The Group also depends on unpatented technology, methods, know-how and data which it considers to be industrial secrets. Their protection is, in particular, ensured by the conclusion of confidentiality agreements between the Group and its employees and consultants and some of its subcontractors. The Group cannot be certain that these agreements or any other type of protection for its industrial secrets will be effective or that in the event of their breach, satisfactory means of redress will be available.

The business of the Group requires substantial investments; if the Group is unable to provide additional funds when needed, it could find itself obliged to delay, reduce or terminate some of its development programs or to grant rights to third parties earlier than anticipated in order to develop and market its products

The Group requires substantial funds for its operations. Its future funding requirements will depend on several factors, including, in particular:

- the continuous progress of its research and development programs and the extent of those programs;
- the scope and results of the pre-clinical and clinical trials conducted by the Group;
- the time and expense involved in obtaining regulatory approvals;
- the ability of the Group to keep existing collaboration agreements in force and to conclude new collaboration agreements;
- the costs connected with increases in manufacturing capacity and effective marketing;
- the costs associated with the creation of new establishments where required;
- the volumes of sales and royalties in respect of the current and future products of the Group;
- the expenses connected with the preparation, filing, conduct and enforcement of claims relating to patents and other intellectual property rights; and
- the expenses connected with obtaining and maintaining the licenses necessary for the use of patented technology.

Although the Group considers that it has sufficient cash flow to finance its current business, it might need to raise additional funds to develop its business, whether through increases in its share capital, borrowing, entering into collaboration agreements, participating in sponsored research programs, or by any other means. The Group cannot be certain that it will be able to raise the funds it may possibly require on satisfactory terms. If it proved unable to do so, it might have to delay, reduce or abandon expenditure on certain research and development programs, seek to obtain finance by means of agreements with partners collaborating with it, or grant rights to develop and market new products that it would have preferred to develop and market on its own. Such practices might reduce the profit obtained by the Group from the products concerned. In addition, if the Group increases its share capital by issuing new shares, the shareholdings of the Group's existing shareholders could be diluted.

The international business of the Group exposes it to the risks associated therewith

The Group engages in business throughout the world, including in countries other than member states of the European Union and the United States, and, in particular, in China, Russia and other countries of Central and Eastern Europe. The risks incurred by the Group which are specific to international business are numerous and include, in particular:

- risks associated with unexpected changes in the area of regulations, and in particular in fiscal regulations or regulations regarding trade and tariffs;
- risks associated with limitations on the repatriation of profits;
- risks associated with variations in exchange rates;
- risks connected with the transfer or validity of intellectual property rights;
- risks associated with employment regulations;
- risks associated with political or economic changes affecting a given region or country;

- risks connected with increased difficulties of recruitment of personnel and management of operating entities abroad; and
- the absence of an international agreement on regulatory standards.

The sale of counterfeit products could damage the Group's reputation and affect customers' confidence in the Group's products

As a manufacturer of medications, the Group is exposed to the risk that third parties might attempt to counterfeit its products and sell counterfeit products as if they were the Group's products. The counterfeit products would not be approved by the competent regulatory authorities and could be dangerous. If the counterfeit products were sold as those of the Group, its reputation could be affected and the confidence of patients in the Group's products could be called into question. In addition, the Group's products could be withdrawn from the market in the event of sales of counterfeit products. If the confidence of patients or of prescribers of the Group's products were damaged or if the Group were forced to withdraw products from the market, the sales and the results of the Group could be reduced.

The Group is dependent on certain essential management executives and scientists, the loss of whom could damage the Group's competitiveness and call into question the Group's ability to achieve its objectives

The Group's success depends in large part on certain essential management executives and scientists. The departure of such personnel could damage the competitiveness of the Group and compromise its ability to achieve its objectives. In addition, the Group believes that its continued expansion in sectors and business requiring additional expertise and resources (such as marketing, clinical trials and regulatory licenses) will require the recruitment of new management executives and science officers. The Group may not be able to attract or retain the necessary management executives and science officers.

Risks Related to the Pharmaceutical Industry

The Group might not be able to deal effectively with market competition

The Group carries on business in well-established markets where developments are rapid and competition is intense. The Group's competitors include, in particular, the large international pharmaceutical groups whose size, experience and capital resources are greater than those of the Group. Consequently, the Group cannot be certain that its new products:

- will be able to obtain the necessary regulatory approvals or be present on the market more quickly than the products of its competitors;
- will be able to compete consistently with safer, more effective or less expensive products marketed by certain large competing groups;
- will adapt sufficiently quickly to new technologies and scientific advances;
- will be preferred by medical centers, doctors or patients to treatments currently used for the same pathologies; or
- will be able to compete effectively with other products used to treat the same pathologies.

New developments are expected in the pharmaceutical industry and in public and private research facilities. Apart from their ability to develop safer, more effective or less expensive products than those of the Group, the Group's competitors could also manufacture, market and distribute their products more efficiently than the Group could do in the case of its own products. Finally, rapid technological developments introduced by competitors could make the Group's new or future products obsolete before it could recover the costs incurred in the research, development and marketing of such products.

The Group invests very substantial sums in research and development in order to remain competitive, and will not be able to recover these investments if the clinical trials of the Group's products are not as successful as anticipated or if such products do not receive the necessary regulatory approvals

The Group must invest large sums in research and development to remain competitive.

In order to remain competitive in the pharmaceutical industry where competition is very strong, the Group must devote substantial resources every year to research and development in order to perfect new products. Even if the efforts of the Group's research and development are successful, its competitors could develop more effective products or could successfully introduce a larger number of new products to the market. In 2004, the Group spent €147.4 million on research and development, which represents about 19% of its *pro forma* consolidated sales. The Group's current investments in respect of the launch of new products and the research and development of future products could give rise to higher costs without a proportionate increase in the Group's revenues.

The research and development process is a lengthy one and there is a substantial risk that a product may not succeed.

The research and development process usually lasts between eight and twelve years from the date of the discovery to the launch of the product on the market. This process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Thus, in order to develop a product which is viable from a commercial point of view, the Group must demonstrate, by means of pre-clinical and human clinical trials, that the molecules are effective and not dangerous to human beings. The Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned so that the administrative licenses necessary for it to be marketed can be obtained.

After the research and development stage, in a number of countries the Group must invest substantial additional resources to obtain the necessary governmental approvals, without any guarantee that they will be obtained.

The Group must obtain and retain the necessary regulatory approvals for its medicines from the regulatory authorities of the European Union, the United States and other countries, before a given product can be sold on the market concerned. The presentation of an application to an authority does not guarantee that it will grant an approval to market the product concerned. Every authority can impose its own requirements, including the requirement to conduct clinical studies locally, and can delay or refuse to grant the approval applied for even if the product has already been approved in other countries. In the Group's main markets, the approval procedure for new products is complex and lengthy. The time it takes to obtain the necessary approval varies from country to country but in general it is between six months and two years from the date of the application. In addition, if an approval is granted, it may include limitations as to the use for which the product may be marketed. A marketed product is also subject to constant monitoring after the initial approval is granted. The subsequent discovery of problems which were unknown at the time of the application or failure to comply with regulatory requirements can result in restrictions being placed on the marketing of the product concerned or its withdrawal from the market, as well as legal penalties. In addition, the Group is subject to rigorous official inspections as regards the manufacture, labeling, distribution and marketing of its products. All these factors can increase the costs connected with the development of new products and increase the risk that new products might not be marketed successfully.

The Group depends on third parties to manufacture some of its products

Although the Group currently manufactures the active ingredients for several of its products, it subcontracts the manufacture of certain of these active ingredients to third parties. In subcontracting the manufacture of the active ingredients of some of its products to third parties, the Group exposes itself to the risk of a failure of its sources of supply if its suppliers experience financial difficulties or cannot manufacture a sufficient quantity of such products. If a failure of its supplies occurred due to difficulties experienced with its subcontractors, this could have a negative impact on the Group's ability to meet market demand for its products and, in particular, could damage the Group's reputation and its relations with its customers.

The Group's marketing of certain products has been and could be affected by a failure of supplies and by other disruption

The Group's marketing of certain products could be affected by a failure of supplies and by other disruption. Such difficulties can be both of a regulatory nature (the necessity to correct certain technical problems in order to make production sites conform to the applicable regulations) or of a technical nature (the difficulties of obtaining supplies of satisfactory quality) and they are likely to result in a very noticeable reduction in the volume of production of the products concerned and in the quantity of products delivered. This situation can result in a significant reduction in sales in relation to one or more given products. Consequently, the Group cannot guarantee that it will manage to ensure the supply of these stocks in the future. If difficulties of this nature persist for a certain period of time in relation to one or more given products, they can also have a negative impact on the Group's sales and on its profitability and results.

If the Group does not manage to protect its intellectual property rights, it may be unable to compete and may not manage to achieve any profits

The Group's success depends on its ability to obtain, retain and protect its patents and other intellectual property rights. Patent law, in terms of the extent of claims in the pharmaceutical sector in which the Group carries on business, is an area of the law which is constantly evolving and in which there are a number of uncertainties. Consequently, the Group cannot be certain:

- that it will develop new patentable inventions;
- that the patents which are currently the subject of applications will be granted;
- that the patents which are granted to it or which are the subject of a license granted to it will not be challenged and adjudged to be invalid or unenforceable;
- that the protection afforded by a patent will be sufficiently broad to exclude competitors; or
- that other persons will not claim rights including ownership rights over patents and other intellectual property rights owned by the Group or which are the subject of a license granted to it.

At May 31, 2005, the Group held 2,366 patents, 1,658 of which were issued in European countries and 208 in the United States. At the same date, the Group had 1,803 patent applications being examined, including 129 in Europe, 42 international applications and 156 in the United States (typically, each international application is subdivided into many national applications and one European application following the expiration of a 30-month priority period). The Group cannot guarantee that these patents are valid or enforceable, and third parties could challenge their validity or enforceability. The Group cannot guarantee the level of protection that will be afforded to its patents if it seeks to assert its rights and if its rights are challenged in court or in other proceedings. In addition, the legal costs incurred in order to assert the validity of patents could be very substantial.

The Group's patents could be infringed and the Group could infringe the patents of third parties

The Group's competitors could infringe its patents or circumvent them by design innovations. In order to prevent infringements, the Group could engage in patent litigation, which is costly and time-consuming. It is difficult to monitor the unauthorized use of the Group's intellectual property rights, and the Group could find itself unable to prevent the unlawful appropriation of its intellectual property rights.

In addition, with the development of the pharmaceutical industry, more and more patents are being issued, including some which apply to all therapeutic areas, and there is a growing risk that the Group's business and its use of certain technologies could involve the infringement of patents belonging to third parties. This risk is inherent in the business of any pharmaceutical company and, when it occurs, it is usually resolved by license agreements or cross-license agreements.

As an example, one of the Group's partners, Genentech filed an opposition to a European patent belonging to Pharmacia requesting that the Pharmacia patent be amended so that it no longer covers the product NutropinAq®, a request that was granted by the Opposition Division of the European Patent Office. This ruling was appealed by Pharmacia on June 6, 2005. If the Technical Board of Appeal of the European Patent Office grants Pharmacia's appeal, Pharmacia could claim that NutropinAq® infringes its patent and the Group could be required to pay a compensatory royalty to Pharmacia.

Given that applications for patents are not generally published until eighteen months after the date of the priority application (or even in certain cases on the date of issue of the patents), the Group cannot guarantee that third parties have not been the first to invent certain products or to file applications for patents for inventions which are the subject of patent applications by the Group and which are in the process of receiving approval. In addition, in the United States, patents can be issued according to the date of the invention, which can enable a party to benefit from a patent in respect of an invention even though it was not the first to file its application. If the Group found itself unable to patent its technology, it could be obliged to obtain licenses from third parties to use their patents, to terminate certain activities or to obtain alternative technologies.

The business of the Group exposes it to the risk of product liability and its insurance coverage could be insufficient to protect it against such a risk

Product liability constitutes a substantial commercial risk for the Group and one which could increase if the business of the Group expands into new markets such as the United States (where the costs associated with product liability claims can be particularly burdensome). Considerable sums in damages have been awarded in certain countries against pharmaceutical companies due to physical harm allegedly caused by the use of certain products. Certain pharmaceutical companies have recently had to withdraw products from the market as a result of large claims based on product liability. Although the Group is not currently involved in substantial proceedings arising from product liability, which include claims for damages as a result of the use of its products, it is possible that such proceedings could be commenced in the future. Although the Group has insurance policies to cover the risk of potential claims based on product liability, if a claimant won his case in a claim against the Group based on such liability, this could have a negative impact on the business of the Group, its financial situation or its results. Insurance coverage in the pharmaceutical industry is becoming more and more expensive and it is impossible to predict the cost that product liability insurance could represent in the future, or to be certain that it will always be possible to obtain such insurance. The Group may be unable to obtain or to retain insurance coverage on acceptable terms, and the insurance available to the Group may not provide adequate protection against the potential risks. If the Group were unable to take out an insurance policy at a reasonable price or were unable to make adequate provisions to protect itself against potential claims based on product liability, it could be exposed to substantial risks and could be unable to market its products at the appropriate time or at competitive price levels.

Environmental liabilities and the costs of compliance could have a negative impact on the results of the Group

Environmental laws in various countries impose actual and potential obligations on the Group for the remediation of environmental damage or the clean-up of contaminated sites. These obligations could be applied to sites for which the Group is or was the owner, to sites where it carries or carried on its business or to sites where waste from its business has been deposited. These environmental obligations could considerably reduce the Group's operating results. The Group could be involved in judicial or administrative proceedings arising from disputes about the environment. If these proceedings had an outcome which was unfavorable to the Group, this could have a substantial negative impact on its results. Stricter laws relating to the environment, safety and health and more rigorous enforcement measures than those currently in force could generate considerable liabilities and costs for the Group and could make the Group's handling, manufacture, use, reuse or processing of substances or pollutants subject to more rigorous inspection —measures than those currently observed. Consequently, compliance with these laws could involve considerable capital expenditure as well as other costs and liabilities which would affect the business and results of the Group. If any of the Group's production units were closed for reasons connected with the application of laws relating to the environment, the Group could suffer temporary interruptions in the production of some of its products and a certain amount of time could elapse before the Group could obtain the necessary regulatory approvals to reopen and recommence operation of its production lines. If this situation persisted for a long time, interruptions of this nature could have a negative impact on the Group's sales.

Competition from products sold for unauthorized uses and from generic medication could reduce the growth in sales achieved by the Group

The Group must deal with competition from generic products and products sold for unauthorized uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Because the producers of generic products do not have to incur the costs associated with the various stages of the process of development of medications to prove that their products are not dangerous and are suitable for the use for which they are intended, they can sell their products at prices that are lower than the prices at which the Group sells its products, having incurred those costs. The Group's products could lose market share in the face of competition from these alternative treatments and, consequently, the Group could be unable to maintain its current level of growth in sales or profitability.

Risks Relating to the Offering

The Company is controlled by Mayroy S.A., its majority shareholder

The Selling Shareholder, Mayroy S.A., will own approximately 82.1% of Ipsen's equity and 89.5% of its voting rights immediately after the Offering, assuming no exercise of the over-allotment option and following the subscription of 250,000 shares in the employee offering. Under the same assumptions, once the liquidity mechanism described in ''Management — Employee incentive schemes'' becomes effective, Mayroy S.A. would own approximately 76.0% of Ipsen's outstanding shares and 86.0% of its voting rights. As a result, Mayroy S.A. will be able to exercise significant influence over the affairs of Ipsen, including the ability to control the outcome of important decisions at shareholder meetings and, in particular, influence the appointment of directors, dividend policy and modifications to the *statuts* (by-laws) of Ipsen. For additional information, see ''Principal and Selling Shareholder.''

Sales of a significant number of the Group's shares could have a negative impact on the Group's share price

The possibility that Mayroy S.A. might sell all or a significant part of its shares upon termination of the lock-up agreement described in ''Underwriting'' could have a significant negative impact on the trading price of the shares. Upon the expiration of the lock-up period, financial investors in Mayroy S.A. will receive shares of Ipsen which they may sell without contractual restriction.

There currently is no public market for the Shares.

There currently is no public market for the Shares, and although the Company has applied for listing on Euronext™, an active trading market for the Company's Shares may not develop, or, if such a market develops, it may not provide significant liquidity. Investors may be unable to resell the Shares they buy at or above the initial public offering price. The Company and the Selling Shareholder have established the initial public offering price in consultation with representatives of the Underwriters. The initial public offering price depends on a number of elements, including prevailing market and economic conditions at the time the price was fixed, the business activities and financial condition of the Group and the pharmaceutical industry more generally, and investor interest. Investors should not view the price they establish as any indication of the price that will prevail in the trading market. If an active trading market does not develop, the liquidity and price of the shares may be adversely affected.

The Company's Share price may fluctuate and an investment in the Shares could decline in value.

The Company's Share price may fluctuate and could be affected by a number of events affecting the Company, its competitors, the pharmaceutical industry or the financial markets. The Company's Share price could fluctuate in response to the following types of events:

- changes in the Group's financial performance or of its competitors;
- the announcement by the Company or one of its partners of the success or failure of a research and development program of the Company or of a third party in partnership with the Company;
- the announcement by the Company of the success or failure of the commercial launch of a new product;
- announcements by competitors concerning the pharmaceutical industry; or
- announcements regarding changes in management or key personnel of the Group.

In the last few years, the financial markets have experienced significant volatility that, at times, has had no relationship to the financial performance of listed companies. Market volatility, as well as general economic conditions, could affect the Company's Share price.

USE OF PROCEEDS

The gross proceeds from the Offering of the newly issued Shares will be approximately €170.9 million before deduction of selling, underwriting and management commissions, and expenses payable by Ipsen, or €196.6 million, assuming exercise of the over-allotment option in full. Ipsen estimates that the net proceeds from the Offering of the newly issued Shares, after deduction of selling, underwriting and management commissions, and related expenses payable by Ipsen will be approximately €160.0 million or €184.9 million assuming exercise of the over-allotment option in full. Ipsen will not receive any proceeds from the sale of Shares by the Selling Shareholder. The net proceeds will be used to allow Ipsen to pursue its strategy, in particular with respect to external growth opportunities that create value.

DIVIDEND POLICY

Dividend Distribution Policy

The Company's dividend policy is determined by the Company's Board of Directors based on an analysis of the Company's results and financial position. The Company's objective in future years is to develop a distribution policy consistent with its growth strategy, which the Company hopes will lead to a dividend distribution each year of about 30% of consolidated net income. This is not an undertaking on the Company's part, and the Company may decide to change its distribution policy or not to pay a dividend at all.

Dividends Per Share Paid in the Past Five Financial Years

In the past five financial years ended December 31, 2000, 2001, 2002, 2003 and 2004, the Company paid the following dividends:

	Year Ended December 31				
	2000	2001	2002	2003	2004
Net distribution (in €000s excluding tax credit)	0	0	0	91,900	29,302.50
Net dividend per share (in € excluding tax credit)	0	0	0	3.14	1.00

Taxation

Certain aspects of French and U.S. taxation of dividends are discussed in the section of this Offering Circular entitled ''Certain French Tax and United States Federal Income Tax Considerations''.

Statute of Limitations

Dividends which are not claimed within five years of their payment date shall lapse and become the property of the French State.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods and dates indicated, information concerning the exchange rates for the euro from 2000 through December 5, 2005, expressed in U.S. dollars per euro. The information is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the ''Noon Buying Rate''). The exchange rates below are provided solely for your convenience. The Company does not represent that the euro was, could have been or could be converted into U.S. dollars at these rates or at any other rate. For information regarding the effect of currency fluctuations on the Group's results of operations, see ''Management's Discussion and Analysis of Financial Condition and Results of Operations''.

	Period End Rate	Average Rate[1]	High	Low
	(U.S. dollars per euro)			
Year ended December 31:				
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003	1.26	1.14	1.26	1.04
2004	1.35	1.25	1.36	1.18
2005 (through December 5)	1.18	1.25	1.35	1.17
Month				
January 2005	1.30	1.31	1.35	1.30
February 2005	1.33	1.30	1.33	1.28
March 2005	1.30	1.32	1.35	1.29
April 2005	1.29	1.29	1.31	1.28
May 2005	1.23	1.27	1.29	1.23
June 2005	1.21	1.22	1.23	1.20
July 2005	1.21	1.20	1.22	1.19
August 2005	1.23	1.23	1.24	1.21
September 2005	1.21	1.22	1.25	1.20
October 2005	1.20	1.20	1.21	1.19
November 2005	1.18	1.18	1.21	1.17
December 2005 (through December 5)	1.18	1.17	1.18	1.17

(1) The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for yearly averages; on each business day of the month (or portion thereof) for monthly averages.

CAPITALIZATION

The table below shows the Company's cash and cash equivalents, short-term debt and capitalization at June 30, 2005 derived from the Half-Year Consolidated Financial Statements prepared in accordance with IFRS as described under Note 2 to these Consolidated Financial Statements, and as adjusted for the Offering, before the exercise of the over-allotment option and before the employee offering, based on a price-per-share of €22.20, less €4.7 million in fees and commissions paid to the underwriters before taxes (without taking into account the discretionary commission described under "Underwriting") and €6.2 million of estimated expenses related to the Offering payable by Ipsen before taxes. The "as adjusted" figures are presented prior to the utilization by the Company of the net proceeds of the Offering.

	At June 30, 2005	
	Historical	**As Adjusted**
	(in thousands of euros)	
Cash and cash equivalents	41,591	201.590
Total short-term debt		
Bank loans, current portion	9,523	9,523
Derivative instruments	1,140	1,140
Other short-term debt	1,301	1,301
Total	11,964	11,964
Total long-term debt[1]		
Bank loans, non-current portion	157,703	157,703
Other long-term financial debt	16,270	16,270
Total	173,973	173,973
Total shareholders' equity		
Share capital[2]	571,391	579,091
Share premium[2]	29,478	181,777
Legal reserve	44,686	44,686
Other reserves	(279,119)	(279,119)
Total	366,436	526,435
Minority interests	1,432	1,432
Total capitalization	**541,841**	**701,840**

(1) Total long-term debt. The Company's credit facilities contain certain financial covenants and ratio requirements as more fully described in Note 3.11.1 of the pro forma interim consolidated financial statements for the half-year ended June 30, 2005.

(2) At the July 18, 2005 extraordinary meeting of shareholders, the shareholders voted to reduce the share capital by transferring share capital to share premium. Accordingly, between June 30, 2005 and September 30, 2005, share capital and premium changed as follows:

	June 30, 2005	**Reduction in Capital**	**Other Variations**	**September 30, 2005**
		(in millions of euros)		
Share capital	571,391	(496,455)	—	74,936
Share premium	29,478	496,455	(4)	525,929
Total Share capital + share premium	**600,869**	**0**	**(4)**	**600,865**

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

Three Years Ending December 31, 2004

The following selected pro forma consolidated financial information for each year in the three-year period ending December 31, 2004 is derived from the Pro Forma Consolidated Financial Statements. The Pro Forma Consolidated Financial Statements have been prepared in accordance with French GAAP, which differ in certain significant respects from US GAAP and IFRS. For further information, see ''Annex B — Summary of Certain Differences between French GAAP and US GAAP'' and the Notes to the 2004 Pro Forma Consolidated Financial Statements Under IFRS included elsewhere in this Offering Circular.

The Pro Forma Consolidated Financial Statements were created using the procedures and assumptions described in Note 1.2 to the Pro Forma Consolidated Financial Statements to reflect the financial position and results of operations of the Group that would have been reported if it had existed as reorganized during the periods in question. The reorganization transactions involved the transfer to Ipsen by its principal shareholder of shares of certain affiliates and a royalty stream not already owned by Ipsen. Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if such transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

You should read the following selected unaudited pro forma consolidated financial information together with the section entitled ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the audited historical consolidated financial statements for each year in the three-year period ending December 31, 2004 and the related Notes (the ''Historical Financial Statements''), and the other financial information included elsewhere in this Offering Circular.

KPMG Audit and Deloitte & Associés, statutory independent auditors, carried out an examination of the Pro Forma Consolidated Financial Statements for the years ending December 31, 2004, 2003 and 2002, and their report thereon is included in this Offering Circular.

Pro Forma Consolidated Income Statement Information

	Year Ended December 31,		
	2004 €	2003 €	2002 €
	(in thousands of euros)		
Sales	770,183	737,225	697,816
Cost of goods sold	(173,966)	(200,543)	(187,067)
Gross profit	596,217	536,682	510,749
Selling, general and administrative expenses	(316,411)	(288,883)	(272,583)
Research and development expenses	(147,400)	(136,245)	(130,684)
Other operating income and expenses	48,900	59,067	22,914
Restructuring costs	(14,320)	—	—
Operating income	166,986	170,621	130,396
Financial income/(expenses)	(11,239)	(20,731)	(10,133)
Exceptional items	12,325	(2,890)	(4,550)
Income taxes	(42,018)	(38,985)	(35,325)
Net profit before goodwill amortization and minority interests	126,054	108,015	80,388
Share of income of companies sold	1,233	—	—
Goodwill amortization	(18,311)	(6,456)	(6,549)
Net profit before minority interests	108,976	101,559	73,839
Minority interests	(265)	(122)	(182)
Net profit	108,711	101,437	73,657
Earnings per share (in euros)	2.90	2.71	1.97

Pro Forma Consolidated Balance Sheet Information

	As of December 31,		
	2004 €	2003 €	2002 €
	(in thousands of euros)		
ASSETS			
Goodwill	181,282	135,321	141,777
Intangible assets	36,069	17,266	3,445
Property, plant and equipment, net	177,812	158,277	161,903
Long-term investments			
Investments in & advances to non-consolidated subsidiaries	3,053	4,326	2,892
Other long-term investments	1,507	1,546	894
	4,560	5,872	3,786
Total fixed assets	399,723	316,736	310,911
Deferred taxes	7,304	6,513	7,906
Inventories	71,464	62,068	69,559
Trade receivables and related accounts	160,137	142,374	123,309
Other current assets	35,028	35,704	36,669
Short-term investments and deposits	72,587	87,344	112,388
Cash	21,734	15,157	1,591
Total current assets	368,254	349,160	351,422
TOTAL ASSETS	767,977	665,896	662,333
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	571,391	571,391	571,391
Additional paid-in capital and reserves	(363,313)	(358,005)	(421,706)
Net profit for the period	108,711	101,437	73,657
Cumulative translation reserve	(7,266)	(4,227)	3,604
Total shareholders' equity	309,523	310,596	226,946
Minority interests	1,172	1,057	1,008
Provisions and long-term liabilities			
Provisions for employee benefits	3,719	3,522	3,632
Provisions for risks and charges	24,527	28,209	15,407
Bank borrowings	215,010	133,679	176,660
Other long-term debt	12,455	12,871	9,762
	255,711	178,281	205,461
Deferred taxes	841	554	641
Current liabilities			
Short-term debt	11,063	2,273	59,208
Trade payables and related accounts	99,332	85,805	97,307
Other current liabilities	88,777	84,554	70,043
Bank overdrafts	1,558	2,776	1,719
	200,730	175,408	228,277
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	767,977	665,896	662,333

Pro Forma Consolidated Statement of Cash Flows Information

	Year Ended December 31,		
	2004 €	2003 €	2002 €
	(in thousands of euros)		
Cash flow from operations before changes in working capital	141,302	157,794	107,606
Change in working capital related to operating activities	(16,461)	(6,249)	(14,286)
Net cash provided by operating activities	124,841	151,545	93,320
Net cash used by investing activities	(102,347)	(51,343)	(35,416)
Net cash used by financing activities	(12,232)	(95,530)	(51,184)

The First Half of 2005 and the Full Year 2004 (IFRS)

The following selected consolidated financial information for the first half of 2005 and the first half of 2004 is derived from the Half-Year Pro Forma Financial Statements presented in Note 9 to the Half-Year Consolidated Financial Statements. The Half-Year Pro Forma Financial Statements have been prepared in accordance with IFRS, which differ in certain significant aspects from French GAAP and US GAAP. For further information, see the Notes to the 2004 Pro Forma Consolidated Financial Statements Under IFRS included elsewhere in this Offering Circular and ''Annex A — Summary of Certain Differences between IFRS and US GAAP''.

The table below also includes summary financial data derived from the unaudited pro forma consolidated financial statements of the Group prepared under IFRS as of and for the year ended December 31, 2004.

The Half-Year Pro Forma Financial Statements were created using the procedures and assumptions described in Note 9 to the Half-Year Consolidated Financial Statements to reflect the financial position and results of operations of the Group that would have been reported if it had existed as reorganized during the periods in question. Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if such transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

You should read the following selected historical and pro forma consolidated financial information together with the section entitled ''Management's Discussion and Analysis of Financial Condition and Results of Operations'', the Half-Year Pro Forma Financial Statements and the related Notes, the 2004 IFRS Consolidated Financial Statements and the related Notes and the other financial information included elsewhere in this Offering Circular.

The Half-Year Financial Statements have been reviewed by KPMG Audit and Deloitte & Associés, statutory independent auditors, and their report thereon is included in this Offering Circular.

Pro Forma Consolidated Income Statement Information

	Six Months Ended June 30,		Year Ended December 31,
	2005 €	2004 €	2004 €
	(in thousands of euros)		
Sale of goods	412,704	377,655	767,825
Other revenue	45,684	31,979	63,287
Total revenue	458,388	409,634	831,112
Cost of goods sold	(88,961)	(82,968)	(173,832)
Research and development expenses	(75,635)	(62,221)	(143,243)
Selling, general and administrative expenses	(177,317)	(163,073)	(337,182)
Other operating income and expenses	174	(202)	2,123
Restructuring costs	—	(9,453)	(10,840)
Impairment losses	—	—	(10,757)
Operating income	116,649	91,717	157,381
Investment revenue	1,089	1,014	2,184
Finance costs	(4,378)	(5,183)	(11,004)
Net finance costs	(3,289)	(4,169)	(8,820)
Other financial income and expenses	(1,348)	(508)	(466)
Income taxes	(22,433)	(25,775)	(42,134)
Net profit from continuing operations	89,579	61,265	105,961
Discontinued operations	—	12,266	11,943
Net profit for the period	89,579	73,531	117,904
attributable to equity holders of the parent	89,368	73,435	117,638
minority interests	211	96	266
Earnings per share (basic and diluted) (in euros)	2.39	1.96	3.14

Consolidated Balance Sheet Information at June 30, 2005

	As of June 30, 2005 €	Pro-forma as of December 31, 2004 €
	(in thousands of euros)	
ASSETS		
Goodwill	188,836	188,836
Other intangible assets, net	36,642	35,221
Property, plant and equipment, at cost	431,400	415,248
Depreciation, amortization and impairment losses	(249,652)	(237,436)
Property, plant and equipment, net	181,748	177,812
Equity investments	2,733	3,003
Other non-current financial assets	2,102	2,292
Non-current financial assets	4,835	5,295
Deferred tax assets	15,598	8,235
Total non-current assets	427,659	415,399
Inventories	76,076	71,464
Trade receivables	175,978	160,137
Current tax assets	1,320	2,245
Other current assets	41,038	32,783
Cash and cash equivalents	41,591	94,321
Total current assets	336,003	360,950
TOTAL ASSETS	763,662	776,349
SHAREHOLDERS' EQUITY AND LIABILITIES		
Share capital	571,391	571,391
Share premiums and consolidated reserves	(263,050)	(367,885)
Net profit for the year	62,075	117,638
Cumulative translation reserve	(3,980)	(7,346)
Shareholders' equity attributable to equity holders of the parent	366,436	313,798
Minority interests	1,432	1,188
Total Shareholders' equity	367,868	314,986
Retirement benefit obligations	7,964	7,594
Long-term provisions	9,563	10,330
Bank loans	157,703	215,010
Other financial liabilities	16,270	12,455
Deferred tax liabilities	1,196	862
Total non-current liabilities	192,696	246,251
Short-term provisions	2,968	4,240
Bank loans	9,523	10,171
Financial liabilities	2,441	892
Trade payables	90,457	99,332
Current tax liabilities	10,585	8,910
Other current liabilities	77,275	90,009
Bank overdrafts	9,849	1,558
Total current liabilities	203,098	215,112
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	763,662	776,349

Pro Forma Consolidated Statement of Cash Flows Information

	Six Months Ended June 30, 2005 €	Year Ended December 31, 2004 €
	(in thousands of euros)	
Cash flow from operating activities before changes in working capital	98,302	145,692
Change in working capital related to operating activities	(35,775)	(21,009)
Net cash provided by operating activities	62,527	124,683
Net cash used in investing activities	(29,741)	(102,477)
Net cash used in financing activities	(88,416)	(11,945)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Ipsen is a European pharmaceutical group founded in 1929, which currently markets more than 20 drugs. The Group's product portfolio includes pharmaceutical products marketed around the world to specialists working in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are its primary areas of development. The Group also markets products in other therapeutic areas in which it has longstanding expertise (gastroenterology, cardiovascular and cognitive disorders). These include mainly primary care products sold in France. In both its targeted therapeutic areas and in primary care, the Group has a diversified portfolio of leading medicines that have demonstrated a good safety profile.

The Group's development strategy is based on a complementary mix of products in the targeted therapeutic areas, which are growth drivers, and primary care products, which help to finance its research activities. This strategy is supported by the active development of international partnerships in marketing and research and development activities. The Group believes it is one of the few pharmaceutical groups among its peers capable of integrating the full spectrum of technologies required to develop complex, innovative products. These technologies include peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems.

Preliminary Note Regarding Pro Forma Presentation

In June 2005, the Group reorganized its legal structure in a series of transactions in which the Company's principal shareholder, Mayroy S.A., a Luxembourg company, transferred to the Company substantially all of its operational assets and equity holdings.

Before the reorganization, the Company was the Mayroy group's main operating subsidiary. In 2004, the consolidated sales of the Company and its subsidiaries amounted to €742 million, representing more than 96% of the Mayroy group's total consolidated sales in that year.

The reorganization had no impact on the Group's overall scope of business, which remains unchanged. Under IFRS, the reorganization is treated as a business restructuring involving entities under common control. Accordingly, the assets and equity holdings were transferred to the Company at their net book value as recorded in the financial statements of Mayroy on the date of the transaction, and were not revalued in the Company's financial statements.

Before the reorganization, the Group's simplified legal structure was as follows:


MAYROY
Ipsen brand
Kogenate® royalties
IPSEN
100 %
100 %
100 %
46.59 %
49.71 %
S.C.R.A.S.
Ipsen Farmaceutica BV
Ipsen Ltd
Biomeasure Inc.
53.41 %
50.29 %

The reorganization took place in two stages.

In the first stage, Mayroy transferred to its wholly-owned Dutch subsidiary, Ipsen Farmaceutica B.V., the right to receive 50% of the royalties due by Bayer and its sub-licensees under their license over the Group's Factor VIII human recombinant, which includes Kogenate®, as described in ''Business — Major agreements and partnerships — Other agreements''. The remaining 50% of the royalties were (and remain) owned by one of the Company's subsidiaries.

In the second stage, Mayroy transferred the following assets to the Company on June 30, 2005:

- 100.00% of the share capital and voting rights of Ipsen Farmaceutica B.V.;
- approximately 46.59% of the share capital and voting rights of Ipsen Ltd. (United Kingdom) in which S.C.R.A.S. (wholly-owned subsidiary of the Company) owned approximately 53.41% of the share capital and voting rights;
- approximately 49.71% of the share capital and voting rights of Biomeasure Inc. (United States) in which S.C.R.A.S. held approximately 50.29% of the share capital and voting rights; and
- the ''Ipsen'' brands, logos and trademarks.

Simultaneously with the asset transfer, Mayroy subscribed to a new share issue for cash made by the Company in the amount of €66,000,008.10 in order to transfer to the Company the bulk of the cash balances previously held by Mayroy.

Following this reorganization, the Company holds all the Group's operating assets and equity interests while Mayroy holds 100% of the Company's share capital and voting rights (except for directors' qualifying shares).

The Group's simplified legal structure at June 30, 2005 was as follows:


MAYROY
100 %
IPSEN
Ipsen brand
100 %
100 %
46.59 %
49.71 %
S.C.R.A.S.
Ipsen Farmaceutica BV
Ipsen Ltd
Biomeasure Inc.
53.41 %
50.29 %
Kogenate®
royalties

For comparative purposes, pro forma financial statements have been prepared for 2002, 2003 and 2004 (the ''Pro Forma Consolidated Financial Statements''), based on the Company's audited historical consolidated financial statements, using the procedures and assumptions described in Note 1.2 thereto to reflect the financial position and results of operations of the Group that would have been reported if it had existed as reorganized during the periods in question. These financial statements have been prepared under French GAAP, which differ in certain significant ways from US GAAP. See ''Annex B — Summary of Certain Differences between French GAAP and US GAAP''. As presented in Note 9 to the Half-Year Consolidated Financial Statements, the pro forma financial information has also been prepared for the first half of 2005 and the first half of 2004 (the ''Half-Year Pro Forma Financial Statements''), under IFRS, which differs in certain significant ways from U.S. GAAP. See ''Annex A — Summary of Certain Differences between IFRS and US GAAP''.

Pro forma financial statements restate historical financial information on the basis that a transaction or event occurred on a date earlier than that on which it actually occurred or might reasonably be expected to occur. However, they are not necessarily representative of the financial position or performances that would have been reported if such transaction or event had occurred on a date before that on which it actually occurred or might be expected to occur.

Discussion of the Group's Pro Forma Results of Operations and Financial Condition in 2004, 2003 and 2002 (French GAAP)

In the following discussion, all financial information is shown on a pro forma basis and has been established under French GAAP. For simplicity, the term "pro forma" has not been repeated throughout.

Introduction

In 2004, consolidated sales amounted to €770.2 million, including 30.3% outside the major western European markets (Germany, Spain, France, Italy and the United Kingdom). In 2004, the Group devoted 19.1% of its consolidated sales to research and development, including a substantial proportion to discovering and developing innovative drugs in its targeted therapeutic areas to address unmet medical needs.

The Group's business is the research, development, manufacture and sale of pharmaceutical products for human healthcare. As part of this business, the Group also sells the active ingredients or raw materials used in manufacturing pharmaceutical products, and provides research and development services in human healthcare. In 2004, drugs prescribed by the medical profession accounted for 96.2% of total sales compared with 92.3% in 2003, before the sale of the Group's interest in its affiliate Dynport (discussed below), whose sales were recorded under pharmaceutical-related activities (see Note 3.1.3 to the 2004, 2003 and 2002 pro forma consolidated financial statements).

Sales and Operating Expenses

Sales. The Group's sales principally comprise sales of pharmaceutical products prescribed by the medical profession. These products are sold either directly or through licenses granted to third parties. In the income statement, sales are composed of direct sales of pharmaceutical products and revenue from pharmaceutical-related activities, which include sales of active ingredients and raw materials. Royalty income received in respect of sales made under licenses is accounted for as other operating income.

Operating Expenses. Operating expenses include the cost of goods sold, selling, general and administrative expenses and research and development expenses. The cost of goods sold is principally composed of the cost of active ingredients and raw materials, labor costs, other manufacturing-related costs and packaging. Selling, general and administrative expenses include personnel costs, promotion and advertising costs, head office costs, sales taxes in some countries, and storage and transport costs. They also include royalties paid on sales made by the Group under licenses. Research and development costs are principally composed of expenses incurred in identifying new molecules and developing them into new drugs, including the cost of identifying and developing opportunities for purchasing new products or companies that will give the Group access to new products. They also include amounts paid by the Group under its research and development agreements, either in advance or on a milestone basis. However, when the Group pays an amount to obtain a license for a product that has already received regulatory approval, these payments may be capitalized and amortized over the term of the license concerned, in which case the annual amortization charges are recorded as other operating expenses.

Other Operating Income and Expenses. Other operating income is principally composed of royalties received by the Group under license agreements with third parties, milestone payments received under research and development agreements and research and development expenses charged to third parties under partnership agreements.

Critical Accounting Policies

Ipsen's financial condition and results of operations, as reflected in the Pro Forma Consolidated Financial Statements are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of such financial statements. Ipsen bases its estimates on its experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgments about the carrying values of its assets and liabilities. Actual results may differ significantly from these estimates. The most significant estimates are described, with respect to the pro forma IFRS consolidated financial statements for the year ended December 31, 2004, in Note 2.6 and Note 8 thereto.

N.B.: The expression "at constant exchange rates" is used to indicate when the impact of exchange rate fluctuations has been eliminated by restating the prior period figures using current period exchange rates.

Significant Events in the Period

Partnership Agreements

- In March 2004, Ipsen signed a license agreement for the marketing of Testim® 1%, a testosterone gel developed by Auxilium Pharmaceuticals Inc., a U.S. company. The agreement gives Ipsen marketing and distribution rights in all countries except the United States, Canada, Mexico and Japan. The financial terms include an initial fixed payment, milestone payments based on registration and marketing approval in the countries concerned, and royalty payments based on future sales volumes. The product has obtained marketing approval in fifteen European countries.

  By December 31, 2004, Auxilium had transferred to Ipsen its marketing approvals for Germany, Portugal, the United Kingdom, Spain, Sweden, Norway, Denmark and Belgium. The process for other countries is currently underway. The Group began distributing Testim® in Europe in early 2005.

- On October 7, 2003, the Group signed an agreement with subsidiaries of the Hoffmann-La Roche group ("Roche"), granting Roche an option for an exclusive license over the development and world distribution rights for its diabetes compound, BIM 51077. The rights are co-exclusive for Japan and France. The option is valid for three years in exchange for fixed premium payments to the Group.

  The Group will manage and finance a program to develop new forms of the BIM 51077 compound. Depending on the outcome, Roche may exercise its option at a price that varies according to the exercise date. If the option is exercised, Roche will reimburse the Group for all research and development expenditures incurred from signature of the agreement, multiplied by a coefficient that varies with the option exercise date. Roche will then be responsible for financing all future global development of the compound. It will make additional payments contingent upon achievement of various development, regulatory, and commercial milestones. The maximum amount of payments (including option payments and milestone payments) to be received by the Group is €202 million.

- In 2003, the Group acquired world development and distribution rights to an innovative anticancer agent, SJG-136, developed by Spirogen. Under the agreement, the Group will make an initial payment plus further payments contingent upon achievement of clinical development and regulatory milestones. The Group will also pay Spirogen royalties on worldwide sales.

  Spirogen will also conduct a two-stage research program on behalf of the Group lasting about five years, which will give the Group development and distribution rights over another product from the same technological platform. This program is in addition to the Group's global research and development activity in oncology.

- In March 2003, the Group acquired distribution rights in France for two anti-hypertension products for a period of eight years. See "Business — Company history" and "— Major agreements and partnerships — Agreements in primary care". It also purchased all the intangible assets associated with these products from the previous distributor for the amount of €19.9 million, including €12.7 million in 2003 and an additional amount of up to €7.2 million based on 2004 sales.

- In December 2002, the Group entered into a license and co-operation agreement with subsidiaries of the Roche group. The agreement covers the development of two anticancer agents from the Group's research portfolio, Diflomotecan and BN80927, together with worldwide distribution rights, excluding Europe, of the end products. Amounts received by the Group under the agreement in 2003 and 2004 were booked as other operating income. The parties terminated this agreement on May 10, 2005 (see Note 1.4.1 to the historical Consolidated Financial Statements for 2004, 2003 and 2002).

Acquisitions

- ***Beaufour, Beaufour & Cie.*** Pursuant to conditional sale agreements signed in 1998, the Group acquired Beaufour, Beaufour & Cie in January 2004 for the amount of €53.4 million plus registration duties of

€2.5 million. After the allocation of the 2003 results and repayment by Beaufour, Beaufour & Cie of €1.5 million of shareholders' advances, the Group also acquired the remaining €3.3 million in outstanding shareholders' advances. Beaufour, Beaufour & Cie was consolidated at a value based on the sale agreement price, giving rise to goodwill of €57.0 million, which was subsequently reduced to €53.5 million after fair value adjustments (€2.1 million for land and buildings, €2.0 million for inventories and €(0.5) million for associated deferred taxes). The goodwill is amortized over 25 years, being the residual amortization period of the goodwill arising from the 1998 legal and financial restructuring (see "Business — Company history"). This acquisition also led the Group to consolidate proportionally the Irish company Cara Partners, in which Beaufour, Beaufour & Cie has a 39.75% stake and the Group now has 50.0%, the remainder being held by the Schwabe group.

- ***Spirogen.*** The Group has acquired shares and call options over shares exercisable until December 31, 2006, giving it access to 19.99% of Spirogen's share capital. At December 31, 2004, the Group had a 17.10% stake in Spirogen, acquired for the amount of €8.2 million. A write-down of €6.5 million was made at the end of 2004 to bring the value of this investment into line with the Group's share in Spirogen's underlying net assets.

- ***Sterix.*** In February 2004, the Group acquired Sterix, a UK company involved in research and development of a new generation of steroid-based pharmaceutical products for use in treating certain cancers and some metabolic and endocrinological disorders. This acquisition strengthens the Group's oncology portfolio, adding two products currently under development, STX 64 in Phase I clinical trials for breast cancer, and STX 140 in the pre-clinical phase, as well as other research projects and a portfolio of patents under development. It also gives the Group the opportunity to forge close relationships with two internationally reputed English universities. The goodwill arising from the acquisition amounted to €10.8 million and was written down in full as of December 31, 2004 (see "Goodwill amortization" below).

Divestitures

- ***Dynport.*** In June 2004, the Group sold its 49.0% holding in the Dynport L.L.C. joint venture, which specializes in developing vaccines. The Group's share of the 2003 sales of Dynport, which was proportionally consolidated, was €28.6 million, with a substantially lower gross margin than that commanded by sales of pharmaceutical products.

Restructurings and Product Discontinuations

- ***Hyate:C®.*** At the end of June 2004, the Group decided to discontinue production of Hyate:C®, which generated sales of €0.3 million in 2004, €0.6 million in 2003 and €4.3 million in 2002. The decision was prompted by repeated difficulties in sourcing raw materials of an acceptable quality, difficulties which the Group has been unable to resolve despite its efforts. The negative impact on 2004 operating income was €10.5 million.

- ***Ipsen Pharma S.A.*** (one of the Company's subsidiaries) decided to restructure its operations in 2004, leading to about 20 job losses, mainly in its production facilities. The total cost of the plan, announced in December 2004, will be €2.0 million, principally in redundancy payments, spread over the first quarter of 2005.

- ***Erwinase®.*** In February 2003, the Group decided to discontinue distribution of Erwinase®, an anticancer agent. The negative impact on 2003 sales was €6.1 million compared with the same period of 2002.

Debt Refinancing

On December 17, 2003, the Group repaid the balance of a syndicated loan taken out in 1998, amounting to €231.4 million. These borrowings were refinanced by four bilateral credit lines initially totaling €315 million, with a maximum term of five years (see Note 2.14.1 to the 2004, 2003 and 2002 pro forma consolidated financial statements). The credit lines may be used in the form of short-term draw downs (1 to

12 months) at the borrower's initiative, enabling the Group to adapt its borrowings to its cash-flow profile. At December 31, 2004, the amount drawn down was €215.0 million.

Governmental Measures

During the period from 2002 to 2004, European governments introduced various measures to reduce public health spending, which have had an impact on the Group's results.

- In France, price cuts introduced in the final quarter of 2002 had their full effect in 2003 and 2004. They related mainly to Tanakan® and Ginkor Fort®.
- The Romanian government reduced the reimbursement rate for Tanakan®, which resulted in a decrease in 2003 sales.
- The German government introduced a 16% sales tax on drugs in 2004.
- The Italian government introduced a 6.8% sales tax on drugs at the end of June 2004.

Falling drug prices, due both to governmental measures and to commercial pressure in some countries, decreased 2004 sales by €4.1 million compared with 2003, representing a 0.6 percentage point decrease in sales growth. Governmental measures have continued to impact prices of the Group's products since the end of 2004. See ''— Six months ended June 30, 2005 compared to six months ended June 30, 2004 (IFRS)'' and ''— Recent developments''.

Other Significant Events

- ***Royalty Income.*** Royalties received by the Group under the license over its Factor VIII human recombinant products, which include Kogenate®, grew significantly in 2003 and 2004. See ''Business — Major agreements and partnerships — Other agreements''. This led to an €11.6 million increase in other operating income in 2003 compared with 2002, and an increase of €2.1 million in 2004 compared with 2003.
- ***Biotechnology Development and Production Facility.*** In 2003, the Group decided to build a biotechnology development and production facility in the United States to manufacture clinical samples and, at a later stage, the corresponding end products. The construction contracts were signed in 2003, and the building was completed in 2004. Total costs incurred in 2003 and 2004 amounted to $14.5 million.

Results of Operations: 2004 Compared with 2003

Consolidated Sales:

2004 sales amounted to €770.2 million against €737.2 million in 2003, an increase of 4.5% or 5.1% at constant exchange rates. On a comparable structure basis (mainly excluding sales contributed by Dynport, sold in June 2004, which were booked under pharmaceutical-related activities), Group sales were up 8.6% compared with 2003 and 8.9% at constant exchange rates.

Therapeutic Area Breakdown:

The table below shows a breakdown of 2004 and 2003 sales by therapeutic area.

	2004		2003		Change 2004/2003	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
Targeted therapeutic areas						
Oncology	200,259	26.0	182,181	24.7	18,078	9.9
Endocrinology	73,194	9.5	59,906	8.1	13,288	22.2
Neuromuscular disorders	83,677	10.9	70,078	9.5	13,599	19.4
Sub-total	357,130	46.4	312,165	42.3	44,965	14.4
Primary care						
Gastroenterology	136,250	17.7	131,729	17.9	4,521	3.4
Cognitive disorders	116,703	15.2	121,745	16.5	(5,042)	(4.1)
Cardiovascular	115,814	15.0	99,697	13.5	16,117	16.2
Sub-total	368,767	47.9	353,171	47.9	15,596	4.4
Other products						
Sub-total	14,744	1.9	15,375	2.1	(631)	(4.1)
Total pharmaceutical product sales	740,641	96.2	680,711	92.3	59,930	8.8
Pharmaceutical-related activities	29,542	3.8	56,514	7.7	(26,972)	(47.7)
Total sales	770,183	100.0	737,225	100.0	32,958	4.5

In 2004, sales of pharmaceutical products prescribed by the medical profession amounted to €740.6 million, representing 96.2% of total sales, compared with €680.7 million, or 96.0% of total sales in 2003 on a comparable structure basis. In 2004, pharmaceutical-related activities comprised only sales of raw materials and active ingredients, following the sale of Dynport L.L.C. This represents growth of 8.8% in 2004 (9.1% at constant exchange rates), broken down as described below.

Targeted Therapeutic Areas:

Sales of products in targeted therapeutic areas grew by 14.4% in 2004 compared to 2003.

- ***Oncology.*** Sales rose by 9.9% in 2004, driven by strong growth in sales of Decapeptyl®, particularly in Central and Eastern Europe.
- ***Endocrinology.*** Sales rose by 22.2% in 2004 (21.8% at constant exchange rates), driven by strong growth in Somatuline® Autogel®. Sales of the newly-launched NutropinAq® were in line with expectations, although the impact on sales growth was minimal.
- ***Neuromuscular Disorders.*** Sales rose by 19.4% in 2004, as Dysport® performed well in almost all its markets.

Primary Care:

Sales of primary care products rose by 4.4% (4.6% at constant exchange rates) in 2004 compared to 2003.

- **Gastroenterology.** Sales were up 3.4% in 2004 (4.9% at constant exchange rates), supported by a good performance from Forlax®, Bédélix® and Fortrans®, particularly in France. However, sales of Smecta® were down slightly due to the absence of seasonal gastroenteritis epidemics in France in the winter of 2003/04.
- **Cognitive Disorders.** Sales were down 4.1% in 2004, chiefly due to a decline in Tanakan® sales in France early in the year, despite a significant recovery in the second half.

- **Cardiovascular.** Sales were up 16.2% in 2004, driven by a strong performance from Nisis® and Nisisco®. However, these two products were only launched in mid-May 2003, which explains part of the growth in 2004. Excluding this effect, sales growth would have been 6.3%.

Product Breakdown:

The table below shows a breakdown of 2004 and 2003 sales by product:

	2004		2003		Change 2004/2003	
Product	€	% sales	€	% sales	€	%
			(in thousands of euros)			
Decapeptyl®[1]	198,892	25.8	181,185	24.6	17,707	9.8
Tanakan®	116,703	15.2	121,745	16.5	(5,042)	(4.1)
Dysport®[1]	82,544	10.7	68,979	9.4	13,565	19.7
Somatuline®[1]	72,146	9.4	59,638	8.1	12,508	21.0
Smecta®	65,383	8.5	65,529	8.9	(146)	(0.2)
Ginkor Fort®	59,139	7.7	60,595	8.2	(1,456)	(2.4)
Forlax®	39,472	5.1	37,518	5.1	1,954	5.2
Nisis® and Nisisco®	37,232	4.8	18,509	2.5	18,723	101.2
Other products	69,130	9.0	67,013	9.1	2,117	3.2
Total pharmaceutical product sales	740,641	96.2	680,711	92.3	59,930	8.8
Pharmaceutical-related activities	29,542	3.8	56,514	7.7	(26,972)	(47.7)
Total sales	770,183	100.0	737,225	100.0	32,958	4.5

(1) Peptide or protein based products.

- **Decapeptyl®.** Sales rose by 9.8% in 2004, an increase on the previous year's growth due to strong volumes in Central and Eastern Europe and Spain.

- **Tanakan®.** Sales of Tanakan® fell by 4.1% in 2004, with contrasting trends over the year. There was a sharp decline in France, its main market, in the first half of 2004, coupled with lower sales in Poland, Russia and China. However, growth picked up significantly in France in the second half of 2004.

- **Dysport®.** Strong, steady growth in major markets such as the United Kingdom, Brazil and Spain, coupled with substantial interest from emerging countries (particularly in Central and Eastern Europe), led to a 19.7% increase in sales of Dysport® in 2004.

- **Somatuline®.** Sales of Somatuline® and Somatuline® Autogel® amounted to €72.1 million in 2004, an increase of 21.0% over 2003 (20.6% at constant exchange rates). This strong growth reflects the success of Somatuline® Autogel® in all its markets.

- **Smecta®.** Sales were virtually flat, falling by 0.2% in 2004. At constant exchange rates, sales would have increased by 2.6%, driven by a slight upturn in activity in China. There were no major seasonal gastroenteritis epidemics in France in the winter of 2003/04, which had a significant negative impact on sales early in the year.

- **Ginkor Fort®.** Sales of Ginkor Fort® were down by 2.4% in 2004. After a poor start to the year, there was a slight but steady upturn in France from mid-year.

- **Forlax®.** Sales growth slowed slightly in 2004 to 5.2%, due to a slowdown in Eastern Europe, which was offset by sustained marketing efforts in France.

- **Nisis®** and **Nisisco®.** Sales of these two hypertension products (which were sold in France beginning in May 2003) remained strong in 2004, amounting to €37.2 million and accounting for 4.8% of the year's total pharmaceutical product sales.

- **Decapeptyl®, Dysport® and Somatuline®.** Sales of Ipsen's peptide and protein based products — Decapeptyl®, Dysport® and Somatuline® — rose by 14.1% in 2004 to €353.6 million, representing 47.7% of total pharmaceutical product sales, compared with €309.8 million and 45.5% in 2003.
- **NutropinAq®.** This product was launched in the spring of 2004 in Germany and the United Kingdom. Sales were in line with expectations, totaling €0.8 million in 2004.
- **Pharmaceutical-related Activities.** Sales amounted to €29.5 million, down from 2003 following the June 2004 sale of Dynport. On a comparable structure basis, growth would have been 5.7%, with sales in 2004 accounting for 3.8% of the Group total.

Geographical Breakdown:

The table below shows a geographical breakdown of 2004 and 2003 sales.

	2004		2003		Change 2004/2003	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
France	346,655	45.0	325,837	44.2	20,818	6.4
Spain	69,558	9.0	65,472	8.9	4,086	6.2
Italy	62,057	8.1	58,778	8.0	3,279	5.6
Germany	33,221	4.3	30,494	4.1	2,727	8.9
United Kingdom	25,330	3.3	20,231	2.7	5,099	25.2
Major Western European countries	536,821	69.7	500,812	67.9	36,009	7.2
Rest of Europe	136,066	17.7	120,995	16.4	15,071	12.5
Asia	45,856	6.0	48,946	6.7	(3,090)	(6.3)
North America	265	0.0	28,821	3.9	(28,556)	(99.1)
Other countries	51,175	6.6	37,651	5.1	13,524	35.9
Rest of the world	97,296	12.6	115,418	15.7	(18,122)	(15.7)
Total sales	770,183	100.0	737,225	100.0	32,958	4.5

- **The major western European countries** accounted for 69.7% of total sales in 2004 compared with 67.9% in 2003. Sales were up 7.2% in 2004, driven by sustained growth in the United Kingdom. In product terms, the main contributors were Dysport® in the United Kingdom, Spain and Italy, Somatuline® in France, Spain and Italy, and Nisis® and Nisisco® in France.
- **The rest of Europe** posted sales growth of 12.5% in 2004, mostly due to western European countries (e.g. Belgium, Netherlands, Scandinavia and Greece), which were boosted by the launch of Somatuline® Autogel®. Growth was also supported by strong sales of Decapeptyl® in central Europe and particularly Poland. This region posted above-average growth, accounting for 17.7% of total sales in 2004 against 16.4% in 2003.
- **The rest of the world** suffered a 15.7% decline in sales, mostly due to the June 2004 sale of Dynport, which accounted for most of the Group's sales in North America. On a comparable structure basis, sales were up 12.0% in 2004 (14.7% at constant exchange rates). Sales in other countries were up 35.9%, reflecting a good performance in countries such as Brazil, and an upturn in activity in Algeria. Sales in Asia were down 6.3%, due partly to adverse exchange rate movements (the decline was only 2.2% at constant exchange rates) and partly to a slowdown in China, particularly of Smecta®, towards year end.

Operating Income and Net Profit

The following table shows information with respect to operating income and net profit in 2004 and 2003.

	2004		2003		Change 2004/2003	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
Sales	770,183		737,225		32,958	4.5
Cost of goods sold	(173,966)	(22.6)	(200,543)	(27.2)	26,577	(13.3)
Gross profit	596,217	77.4	536,682	72.8	59,535	11.1
Selling, general and administrative expenses	(316,411)	(41.1)	(288,883)	(39.2)	(27,528)	9.5
Research and development expenses	(147,400)	(19.1)	(136,245)	(18.5)	(11,155)	8.2
Other operating income and expenses	48,900	6.3	59,067	8.0	(10,167)	(17.2)
Restructuring costs	(14,320)	(1.9)	—		(14,320)	—
Operating income	166,986	21.7	170,621	23.1	(3,635)	(2.1)
Financial income/(expense)	(11,239)		(20,731)		9,492	(45.8)
Exceptional items	12,325		(2,890)		15,215	nm
Income taxes	(42,018)		(38,985)		(3,033)	7.8
Net profit before goodwill amortization and minority interests	126,054	16.4	108,015	14.7	18,039	16.7
Share of income of companies sold[(1)]	1,233		—		1,233	—
Goodwill amortization	(18,311)		(6,456)		(11,855)	183.6
Net profit before minority interests	108,976	14.1	101,559	13.8	7,417	7.3
Minority interests	(265)		(122)		(143)	117.2
Net profit	108,711	14.1	101,437	13.8	7,274	7.2

(1) The 2004 figure includes results of Dynport from January to May 2004 prior to its sale. Dynport was proportionally consolidated in the 2003 financial statements.

- **Gross Profit.** Gross profit rose by 11.1% in 2004 to €596.2 million against €536.7 million in 2003, and the gross profit rose by 4.6 percentage points from 72.8% to 77.4%. Of this improvement in gross margin, 2.4 percentage points were attributable to changes in the scope of consolidation in 2004 (sale of Dynport and first-time consolidation of Cara Partners following the acquisition of Beaufour, Beaufour & Cie in January 2004). See "— Significant events in the period — Acquisitions". On a comparable structure basis, the gross margin would have been 75.2% in 2003, giving an increase of 2.2 percentage points in 2004, driven mainly by the positive impact of discontinuing Hyate:C® production, as well as productivity gains in peptide-based products (Decapeptyl® and Somatuline®) (see "— Significant events in the period — Restructuring"). In addition, sales growth was stronger in higher-margin products such as peptide-based products and Dysport®. Lastly, a €1.7 million provision for impairment of inventories recorded in 2003 against certain packaging products was reversed in 2004, as the Group was able to use the products.

- **Selling, General and Administrative Expenses.** Selling, general and administrative expenses amounted to €316.4 million (41.1% of sales) in 2004, an increase of 9.5% compared with 2003 (39.2% of sales). Growth was driven mainly by expenditures required to promote sales, particularly of Nisis®, Nisisco® and Somatuline® Autogel®, as well as a significant increase in royalties payable on products in targeted therapeutic areas.

- **Research and Development Expenses.** Research and development expenses are recognized as and when they are incurred. Research and development expenses rose by 8.2% from €136.2 million (18.5% of sales) in 2003 to €147.4 million (19.1% of sales) in 2004. The table below shows research and development expenses in 2004 and 2003.

	2004	2003	Change 2004/2003 Amount	
	€	€	€	%
	(in thousands of euros)			
Analysis by expense type				
— Product research and development[1]	104,122	101,582	2,540	2.5
— Industrial development[2]	12,275	8,757	3,518	40.2
— Strategic development[3]	4,667	4,653	14	0.3
Sub-total	121,064	114,992	6,072	5.3
— Clinical research and other developments[4]	26,336	21,253	5,083	23.9
Total	147,400	136,245	11,155	8.2

(1) Product research involves identifying molecules, determining their biological characteristics and developing small scale production processes. Product development involves converting the active molecules into registered drugs, and improving existing products or seeking new therapeutic indications for existing products. Patent-related costs are also included in these expenses.

(2) Industrial development includes chemical and biotechnical research and process development research to industrialize the small-scale production of molecules created by the research labs.

(3) Strategic development includes expenses incurred in seeking licenses for new products or forging new partnerships.

(4) Clinical research and other developments mostly covers research into new indications for existing products and monitoring products once they are on the market.

- **Product Research and Development.** The main projects in 2004 concerned endocrinology and oncology. The cost of undertakings under the Roche license option agreement amounted to €5.0 million in 2004 compared to €12.0 million in 2003. See "— Discussion of Pro Forma Consolidated Financial Statements for 2004, 2003 and 2002 (French GAAP) — Significant events in the period — Partnership agreements". Growth in product research and development expenditures was mostly due to the cost of strengthening the Group's clinical development teams in 2004.

- **Industrial Development.** The new UK facility specializing in the production of Dysport®'s active ingredient came on line for clinical batches at the end of June 2004. The corresponding operating costs since then, which amounted to €3.4 million in 2004, have been booked as industrial development expenses.

- Growth in clinical research expenditure was due to an acceleration in work on product life cycle development, including Decapeptyl®, Tanakan® and NutropinAq®.

- **Other Operating Income and Expenses.** This item fell from €59.1 million (8.0% of sales) in 2003 to €48.9 million (6.3% of sales) in 2004. In 2004, other operating income was composed of:

  - €33.2 million in royalty income, most of which represents royalties received by the Group under the license over its Factor VIII human recombinant products, compared with €30.8 million in 2003;

  - €6.8 million in milestone payments received under research and commercial partnerships, compared with €19.5 million in 2003 received in respect of the Group's grant of development and distribution rights over molecules in its research portfolio;

  - €8.9 million in other operating income, mostly comprising research and development expenses rebilled to partners under the Group's development and distribution agreements for its molecules, compared with €8.7 million in 2003.

- **Restructuring Costs.** In 2004, this item included €10.5 million for the total cost of discontinuing Hyate:C® production, mostly composed of closure costs, redundancy payments and inventory impairment losses. It also included €1.8 million in costs arising from the sale of Dynport, mainly in redundancy payments. The balance of €2.0 million concerned restructuring of the primary care division in Spain.

- **Operating Income.** Operating income remained virtually stable at €167.0 million in 2004 against €170.6 million in 2003, giving an operating margin of 21.7% and 23.1% respectively. Excluding the impact of non-recurring restructuring costs in 2004 and the decrease in milestone payments received on some agreements (€19.5 million in 2003 against €6.8 million in 2004), operating income would have risen significantly.

- **Financial Income/(Expenses).** Net financial expenses fell from €20.7 million in 2003 to €11.2 million in 2004. Financial expenses in 2004 included a €1.0 million write-down of the Group's holding in Spirogen to bring its value in line with the Group's share in Spirogen's underlying net assets. In 2003, a similar write-down was recorded in the amount of €5.5 million.

  In 2004, financial income included a €1.1 million reversal of provisions recorded for unrealized losses on financial instruments held by the Group which are in addition to its interest rate hedging requirements. The provision recorded in 2003 was €1.6 million. In 2003, the Group also incurred €3.2 million in exchange rate losses on intra-group loans. In 2004, these losses were reduced to €0.8 million.

  The average interest rate on the Group's borrowings was 4.71% in 2004 against 4.63% in 2003. The Group obtained better rates on refinancing (see Note 2.14.1 to the 2004, 2003 and 2002 pro forma consolidated financial statements), although this was offset by higher drawdowns in sterling, which has a higher interest rate than the euro.

- **Exceptional Items.** In 2004, the Group recorded a net exceptional gain of €12.3 million compared with a net exceptional loss of €2.9 million in 2003. The exceptional gain was principally due to capital gains generated on the sale of Dynport.

- **Income Taxes.** In 2004, tax expenses rose by €3.0 million to €42.0 million against €39.0 million in 2003. It represented 25.0% of earnings before tax, goodwill amortization and minority interests, compared with 26.5% in 2003. The improvement was mostly due to the use of a tax loss carry-forward in 2004, which had not been recognized as deferred tax assets, to offset capital gains tax due on the sale of Dynport L.L.C. The Group also benefited from new favorable measures in France concerning research tax credits.

- **Goodwill Amortization.** Goodwill amortization amounted to €18.3 million in 2004. Apart from amortization arising from the 1998 legal restructuring, the year's charge also included €10.8 million for the full write-down of goodwill arising from the acquisition of Sterix Ltd., whose only activity is conducting research projects subject to major pharmaceutical uncertainties.

Results of Operations: 2003 Compared with 2002

Consolidated Sales:

2003 sales were €737.2 million against €697.8 million in 2002, an increase of 5.6% (6.2% at constant exchange rates). On a comparable structure basis (that is excluding sales generated by Dynport — sold in June 2004 — which were booked under pharmaceutical-related activities, and excluding sales of Erwinase® and Hyate:C® which were discontinued in early 2003 and mid-2004 respectively), Group sales rose by 7.6% compared with 2002 (8.7% at constant exchange rates).

Therapeutic Area Breakdown:

The table below shows a breakdown of 2003 and 2002 sales by therapeutic area.

	2003		2002		Change 2003/2002	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
Targeted therapeutic areas						
Oncology	182,181	24.7	179,082	25.7	3,099	1.7
Endocrinology	59,906	8.1	46,452	6.7	13,454	29.0
Neuromuscular disorders	70,078	9.5	61,325	8.8	8,753	14.3
Sub-total	312,165	42.3	286,859	41.2	25,306	8.8
Primary care						
Gastroenterology	131,729	17.9	128,124	18.4	3,605	2.8
Cognitive disorders	121,745	16.5	125,948	18.0	(4,203)	(3.3)
Cardiovascular	99,697	13.5	81,932	11.7	17,765	21.7
Sub-total	353,171	47.9	336,004	48.1	17,167	5.1
Other products						
Sub-total	15,375	2.1	18,489	2.6	(3,114)	(16.8)
Total pharmaceutical product sales	680,711	92.3	641,352	91.9	39,359	6.1
Pharmaceutical-related activities	56,514	7.7	56,464	8.1	50	0.1
Total sales	737,225	100.0	697,816	100.0	39,409	5.6

Pharmaceutical product sales rose by 6.1% in 2003 (7.5% at constant exchange rates), broken down as described below.

Targeted Therapeutic Areas:

Sales of products in the targeted therapeutic areas grew by 8.8% in 2003 compared with 2002.

- ***Oncology.*** Growth was due to a good performance in Decapeptyl®, but was nonetheless penalized by the discontinuation of Erwinase®. Excluding the impact of Erwinase®, oncology sales would have grown by 5.3% in 2003.

- ***Endocrinology.*** Sales rose by 29.0% in 2003, driven by strong growth in Somatuline® Autogel® following its 2002 launch in a number of countries including France, Spain, the United Kingdom and Belgium.

- ***Neuromuscular Disorders.*** Sales were up 14.3% compared with 2002, with strong steady growth for Dysport® in all its markets.

Primary Care:

Sales of primary care products rose by 5.1% in 2003 compared with 2002.

- ***Gastroenterology.*** Sales amounted to €131.7 million in 2004, an increase of 2.8% on 2002 (6.0% at constant exchange rates, with the difference mainly due to China), driven chiefly by strong growth of Forlax®, particularly in France.

- ***Cognitive Disorders.*** Sales were down 3.3% due to a decline in Tanakan® sales.

- ***Cardiovascular.*** Sales grew by 21.7%, driven by the May 2003 launch of Nisis® and Nisisco®, which already represented 2.7% of total pharmaceutical product sales in 2003.

Other Products:

Sales of other products fell by 16.8% in 2003, principally due to production problems with Hyate:C®. In 2003, pharmaceutical product sales accounted for 92.3% of the Group total against 91.9% in 2002. The remainder was derived from Dynport's sales and sales of active ingredients and raw materials (pharmaceutical-related activities).

Product Breakdown:

The table below shows a breakdown of 2003 and 2002 sales by product.

	2003		2002		Change 2003/2002	
Product	**€**	**% sales**	**€**	**% sales**	**€**	**%**
			(in thousands of euros)			
Decapeptyl®[1]	181,185	24.6	171,749	24.6	9,436	5.5
Tanakan®	121,745	16.5	125,948	18.0	(4,203)	(3.3)
Dysport®[1]	68,979	9.4	60,119	8.6	8,860	14.7
Smecta®	65,529	8.9	65,708	9.4	(179)	(0.3)
Ginkor Fort®	60,595	8.2	60,758	8.7	(163)	(0.3)
Somatuline®[1]	59,638	8.1	46,260	6.7	13,378	28.9
Forlax®	37,518	5.1	33,936	4.9	3,582	10.6
Hyate:C®	618	0.0	4,340	0.6	(3,722)	(85.8)
Nisis® and Nisisco®	18,509	2.5	0	0.0	18,509	—
Other products	66,395	9.0	72,534	10.4	(6,139)	(8.5)
Total pharmaceutical product sales	680,711	92.3	641,352	91.9	39,359	6.1
Pharmaceutical-related activities[2]	56,514	7.7	56,464	8.1	50	0.1
Total sales	737,225	100.0	697,816	100.0	39,409	5.6

(1) Peptide or protein based products.

(2) Mostly Dynport's sales of development-related services and sales of active ingredients and raw materials.

- **Decapeptyl®.** Sales rose by 5.5% in 2003, a sharp acceleration in growth due mainly to a strong performance in Poland (up 9.2%), France (up 10.7%) and Spain (up 8.5%).
- **Tanakan®.** Sales were down 3.3% in 2003, due partly to price cuts introduced in France in November 2002 and partly to a decrease in the reimbursement rate in Romania.
- **Dysport®.** Sales were up 14.7% in 2003 (19.1% at constant exchange rates), driven by strong growth in both volume and value. Several countries performed particularly well, including Italy with 26.8% growth, Belgium with 54.9% and France with 24.7%. In Brazil, Iran and Korea, sales volumes are growing but this had little impact on sales due to exchange rate effects.
- **Smecta®.** Sales were up 5.9% in 2003 at constant exchange rates, driven by strong growth in France (9.9%) and Russia, partially offset by a decline in Algeria and, to a lesser extent, in China (down 5.6%), where strong sales growth in local currency (13.3%) was offset by negative currency effects.
- **Ginkor Fort®.** Sales were down in 2003, mainly due to price cuts introduced in France in November 2002.
- **Somatuline®.** Sales grew by 28.9% in 2003, mostly due to the successful launch of Somatuline® Autogel® in early 2002, which continues to perform well in western Europe and particularly France, the United Kingdom, Belgium, Netherlands and Spain.
- **Forlax®.** Sales were up 10.6% compared with 2002, due to promotional campaigns in France.
- **Hyate:C®/Erwinase®.** Production difficulties with Hyate:C® and the discontinuation of Erwinase® reduced 2003 sales by €9.8 million compared with 2002, and by €8.7 million at constant exchange rates.

- **Nisis®** and **Nisisco®.** The Group began to sell these two anti-hypertension drugs in France in May 2003. They were an important source of sales growth in 2003, accounting for 2.5% of total sales.

- **Decapeptyl®, Dysport®** and **Somatuline®.** Ipsen's peptide and protein based products — Decapeptyl®, Dysport®, and Somatuline® — generated sales of €309.8 million, representing 45.5% of total pharmaceutical product sales in 2003, against €278.1 million and 43.4% in 2002.

- **Pharmaceutical-related Activities.** Sales in 2003 were flat compared with 2002. However, at constant exchange rates, sales rose by 10.8% to €56.5 million. The negative exchange rate effect was principally due to Dynport, which operates in the United States.

Geographical Breakdown:

The table below shows a geographical breakdown of 2003 and 2002 sales.

	2003		2002		Change 2003/2002	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
France	325,837	44.2	298,941	42.8	26,896	9.0
Spain	65,472	8.9	59,659	8.6	5,813	9.7
Italy	58,778	8.0	57,190	8.2	1,588	2.8
Germany	30,494	4.1	27,502	4.0	2,992	10.9
United Kingdom	20,231	2.7	18,403	2.6	1,828	9.9
Major western European countries	500,812	67.9	461,695	66.2	39,117	8.5
Rest of Europe	120,995	16.4	109,736	15.7	11,259	10.3
Asia	48,946	6.7	49,962	7.2	(1,016)	(2.0)
North America	28,821	3.9	35,584	5.1	(6,763)	(19.0)
Other countries	37,651	5.1	40,839	5.8	(3,188)	(7.8)
Rest of the world	115,418	15.7	126,385	18.1	(10,967)	(8.7)
Total sales	737,225	100.0	697,816	100.0	39,409	5.6

- **The major western European countries** accounted for 67.9% of total sales in 2003. Sales in this region were up 8.5% in 2003, driven by cardiovascular products (23.2%) following the launch of Nisis® and Nisisco® in mid-May 2003, which generated sales of €18.5 million in 2003.

  Growth was also supported by an excellent performance of Somatuline® Autogel® and Decapeptyl® in France and Spain, and Dysport® in the United Kingdom and Germany. By contrast, Italy continued to suffer from price cuts, which offset growth in sales volumes.

- **In the rest of Europe,** Poland achieved an excellent performance, mainly due to Decapeptyl®, while sales were lower than expected in Romania and Russia. However, other countries posted strong growth, including Belgium following the launch of Somatuline Autogel®, and Greece.

- **In the rest of the world,** Asia was boosted by an upturn in activity in China, although strong growth in local currency was offset by adverse exchange rates. The recovery in the second half of 2003 followed a difficult first half due to the SARS epidemic. In North America, production difficulties with Hyate:C® and discontinuation of Erwinase® had a negative impact on sales of €9.8 million compared with 2002. This decline was offset by an increase in Dynport's sales. Consequently, although sales in the rest of the world were down on a reported basis, they were unchanged from 2002 at constant exchange rates.

Operating Profit and Net Income:

The following table sets out information with respect to operating income and net profit in 2003 and 2002.

	2003		2002		Change 2003/2002	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
Sales	737,225		697,816		39,409	5.6
Cost of goods sold	(200,543)	–27.2	(187,067)	–26.8	(13,476)	7.2
Gross profit	536,682	72.8	510,749	73.2	25,933	5.1
Selling, general and administrative expenses	(288,883)	–39.2	(272,583)	–39.1	(16,300)	6.0
Research and Development expenses	(136,245)	–18.5	(130,684)	–18.7	(5,561)	4.3
Other operating income and expenses	59,067	8.0	22,914	3.3	36,153	157.8
Operating income	170,621	23.1	130,396	18.7	40,225	30.8
Financial income/(expenses)	(20,731)		(10,133)		(10,598)	104.6
Exceptional items	(2,890)		(4,550)		1,660	(36.5)
Income taxes	(38,985)		(35,325)		(3,660)	10.4
Net profit before goodwill amortization and minority interests	108,015	14.7	80,388	11.5	27,627	34.4
Goodwill amortization	(6,456)		(6,549)		93	(1.4)
Net profit before minority interests	101,559	13.8	73,839	10.6	27,720	37.5
Minority interests	(122)		(182)		60	(33.0)
Net profit	101,437	13.8	73,657	10.6	27,780	37.7

- **Gross Profit.** Gross profit rose by 5.1% in 2003 to €536.7 million (72.8% gross profit) against €510.7 million (73.2% gross profit) in 2002. The cost of goods sold rose by 7.2% from €187.1 million (26.8% of sales) in 2002 to €200.5 million (27.2% of sales) in 2003. The increase in the cost of goods sold as a percentage of sales was due to a provision for impairment of inventories recorded against certain packaging products. Excluding the provision, the gross margin would have improved slightly in 2003.

- **Selling, General and Administrative Expenses.** This item rose from €272.6 million (39.1% of sales) in 2002 to €288.9 million (39.2% of sales) in 2003, chiefly due to higher expenditure on marketing Nisis® and Nisisco® and strengthening the Group's sales structure in France, together with €2.4 million in non-recurring personnel-related costs.

- **Research and Development Expenses.** Research and development expenses are recognized as and when they are incurred. Research and development expenses rose by 4.3% from €130.7 million (18.7% of sales) in 2002 to €136.2 million (18.5% of sales) in 2003. The table below shows a comparison of research and development expenses in 2003 and 2002.

	2003	2002	Change 2003/2002 €	Change 2003/2002 %
		(in thousands of euros)		
Analysis by expense type				
Product research and development[1]	101,582	88,928	12,654	14.2
Industrial development[2]	8,757	14,339	(5,582)	(38.9)
Strategic development[3]	4,653	7,849	(3,196)	(40.7)
Sub-total	114,992	111,116	3,876	3.5
Clinical research and other developments[4]	21,253	19,568	1,685	8.6
Total	136,245	130,684	5,561	4.3

(1) Product research involves identifying molecules, determining their biological characteristics and developing small scale production processes. Product development involves converting the active molecules into registered drugs, and improving existing products or seeking new therapeutic indications for existing products. Patent-related costs are also included in these expenses.

(2) Industrial development includes chemical and biotechnical research and process development research to industrialize the small-scale production of molecules created by the research labs.

(3) Strategic development includes expenses incurred in seeking licenses for new products.

(4) Clinical research and other developments mostly covers research into new indications for existing products and monitoring products once they are one the market.

- **Product Research and Development.** The main projects in 2003 concerned oncology and endocrinology. The cost of undertakings under the license agreement amounted to €12 million. See ''— Discussion of the Group's pro forma results of operations and financial condition in 2004, 2003 and 2005 (French GAAP) — Significant events in the period''.
- **Industrial Development.** Expenditures amounted to €8.8 million in 2003, a sharp decrease on 2002, when substantial expenditures were incurred on obtaining regulatory approval for certain batches of Dysport® active ingredients.
- **Other Operating Income and Expense.** This item more than doubled in 2003, rising to €59.1 million (8.0% of sales) from €22.9 million (3.3% of sales) in 2002. The rise was due to two factors: first, an increase in royalties received under the license over the Group's Factor VIII human recombinant products, which include Kogenate®, and second, non-recurring income arising from the grant of development and distribution rights over two molecules in the Group's research portfolio, in the amount of €9.3 million and €10.0 million respectively. In addition, the Group rebilled €5.5 million of research and development costs to its partner under one of these agreements.
- **Operating Income.** Operating income rose by 30.9% to €170.6 million (23.1% operating margin) in 2003 against €130.4 million (18.7% operating margin) in 2002.
- **Financial Income/(Expenses).** Net financial expenses rose by €10.6 million, from €10.1 million (1.5% of sales) in 2002 to €20.7 million (2.8% of sales) in 2003. The increase was principally due to a write-down of the Group's holding in pharmaceutical research company Spirogen to bring its value in line with the Group's share in Spirogen's underlying net assets (see Note 3.6 to the 2004, 2003 and 2002 pro forma consolidated financial statements). In addition, a €1.6 million provision was recorded for unrealized losses on financial instruments held by the Group which are in addition to its interest rate hedging requirements (see Note 2.14.5 to the 2004, 2003 and 2002 pro forma consolidated financial statements).
- **Exceptional Items.** In 2003, the net exceptional loss came to €2.9 million against €4.6 million in 2002. The 2003 figure included a €0.9 million impairment loss on fixed assets allocated to the production of Hyate:C®, €1.0 million in expenses incurred in closing down a plant that produced the raw material for Hyate:C®, and €0.8 million in expenses incurred in reaching a voluntary settlement concerning the renegotiation of one the Group's partnership agreements.
- **Income Taxes.** In 2003, tax expenses rose by €3.7 million to €39.0 million from €35.3 million in 2002. It represented 26.5% of earnings before tax, goodwill amortization and minority interests, against 30.5% in 2002. The improvement came mostly from favorable tax rates applied to royalty income from licenses granted by the Group over some of its products.
- **Goodwill Amortization.** Goodwill amortization amounted to €6.5 million in 2003, mostly composed of the annual amortization charge arising from the Group's legal and financial restructuring in 1998 (amortized over 30 years). The 2002 charge was €6.6 million.

Liquidity and Capital Resources: 2004 Compared with 2003

Liquidity:

The consolidated statement of cash flows shows a €5 million decrease in cash before the impact of exchange rate movements in 2004, compared with a decrease of €8.8 million in 2003.

During 2004, the cash position was affected by the Group's acquisition of Beaufour, Beaufour et Compagnie, and dividend payments made during the year.

	2004	2003	Change 2004/2003 €	%
	(in thousands of euros)			
Cash flow from operations before change in working capital	141,302	157,794	(16,492)	(10.5)
Change in working capital related to operating activities	(16,461)	(6,249)	(10,212)	163.4
• Net cash provided by operating activities	124,841	151,545	(26,704)	(17.6)
• Net cash used by investing activities	(102,347)	(51,343)	(51,004)	99.3
• Net cash used by financing activities	(12,232)	(95,530)	83,298	(87.2)
Reported change in cash and cash equivalents	10,262	4,672	5,590	119.6
Impact of pro forma adjustments	(15,227)	(13,478)	(1,749)	13.0
Change in cash and cash equivalents	(4,965)	(8,806)	3,841	(43.6)
Cash and cash equivalents at the beginning of the year	99,725	112,260	(12,535)	(11.2)
Impact of exchange rate movements	(1,997)	(3,729)	1,732	(46.4)
Cash and cash equivalents at the end of the year	92,763	99,725	(6,962)	(7.0)

- **Net Cash Provided by Operating Activities.** In 2004, cash flow from operations before changes in working capital amounted to €141.3 million against €157.8 million in 2003. The 2003 figure was boosted by €19.3 million in non-recurring operating income recorded as other operating income. Working capital requirements related to operating activities rose by €16.5 million in 2004, chiefly due to the payment of €11.8 million in back tax payments. Working capital requirements, rose by €6.2 million in 2003. Net cash provided by operating activities therefore amounted to €124.8 million in 2004 against €151.5 million in 2003.

- **Net Cash Used by Investing Activities.** Investing activities used net cash of €102.3 million in 2004 against €51.3 million the previous year. The main cash flow item consisted of acquisitions of fixed assets amounting to €124.9 million against €54.5 million in 2003. The main acquisitions in 2004 were:

  - €55.9 million for shares in Beaufour, Beaufour et Compagnie. See "— Discussion of Pro Forma Consolidated Financial Statements for 2004, 2003 and 2002 — Significant events in the period — Acquisitions";

  - €19.9 million for milestone payments under agreements for certain third-party products distributed by the Group (notably Nisis®, Nisisco® and Testim® 50 mg gel);

  - €5.5 million for investments in certain research companies; and

  - €10.9 million for building the new biotechnology research facility in Boston (United States).

- **Net Cash Used by Financing Activities.** Financing activities used net cash of €12.2 million against €95.5 million in 2003. The main cash flow items in 2004 comprised a €91.9 million dividend payment and a €79.3 million net increase in drawdowns on the long-term credit facilities put in place in 2003.

Capital Resources:

At December 31, 2004, the Group had available credit lines totaling €276 million, of which €215 million was drawn down (see Note 2.14.1 to the 2004, 2003 and 2002 pro forma consolidated financial statements). In addition to the customary contractual clauses, these credit lines require the Group to comply with various financial covenants on a consolidated basis at each year end. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA. The maximum ratios are as follows:

- Net debt to equity .... 0.8 to 1
- Net debt to EBITDA[1] .... 2.5 to 3

(1) Earnings before interest, tax, depreciation and amortization.

At December 31, 2004, the Group was in compliance with these covenants. Net debt stood at €145.8 million, equity at €309.5 million and EBITDA at €195 million, giving a net debt to equity ratio of 0.47 and a net debt to EBITDA ratio of 0.75.

The Group believes these facilities are sufficient to meet its needs in the foreseeable future.

Off-balance Sheet Commitments

Acquisitions:

- **Spirogen.** On December 31, 2003, the Group entered into a conditional agreement to increase its holding in Spirogen to 17.10%. The acquisition took place in February 2004. The Group also has an option to increase its holding in Spirogen to 19.99%, which expires on December 31, 2006.

At December 31, 2004, the Group had no commitments to non-consolidated affiliated companies that could render the financial statements presented herein misleading.

Operating Commitments:

As part of its business, and particularly its strategic development activities which involve seeking new partnerships, the Group regularly enters into agreements that can lead to future financial commitments contingent upon the occurrence of certain events. The main agreements in existence at December 31, 2004 were:

- As part of a development program for recombinant proteins used in hematology, the Group has undertaken to make fixed payments over a period of several years contingent upon the achievement of various development milestones. If the development program is completed, milestone payments will total $8.2 million. Royalty payments, with minimum levels, will also be payable once the products are put on the market.
- Following the acquisition of an anticancer agent, the Group undertook to make variable payments contingent upon the achievement of clinical development and regulatory approval milestones. The maximum potential payments are €32.8 million. The Group will also pay royalties once the products are put on the market.
- Under a distribution agreement in endocrinology, the Group has undertaken to make additional milestone payments principally contingent upon product registration and/or marketing approval in the countries covered by the agreement, plus a portion based on changes in the product supply prices proposed by the partner. The maximum potential payments are $8.2 million. The Group will also pay royalties on future sales.

Commitments to Customers:

When the Group sold its speciality chemicals business in 2001, it undertook to source certain active ingredients from the sold company for an agreed term and volumes. The undertaking was initially valid for six years and has two years to run from December 31, 2004. The commitment is expressed in terms of value added and also defines minimum volumes which decline over time. The commitment amounts to €7.6 million for 2005 and €6.9 million for 2006.

Commitments to Personnel:

The Group's main commitments to its employees are:

- *French companies:* retirement allowances payable under the applicable collective bargaining agreements together with service awards;
- *Italian subsidiary Ipsen SpA:* compensation payable to employees under Italian law for termination of employment contract regardless of the reason (TFR);
- *UK and Irish subsidiaries:* contributions to defined benefit pension schemes;
- *Spanish subsidiary:* contributions to the differential supplementary pension scheme.

The provision recorded in the consolidated financial statements is equal to the underlying liability estimated on the basis of local accounting standards. The liability corresponds to the excess of employees' vested rights on the reporting date over the amount covered by insurance plans.

Other Commitments:

- ***Capital Expenditures.*** The Group's capital expenditure commitments at December 31, 2004 amounted to €9.9 million, broken down as follows:

	Payment Date		
	2005	**2006**	**Beyond**
	(in millions of euros)		
Type of Asset			
Industrial assets	8.3	0.1	—
Research and development assets	1.2	—	—
Other assets	0.3	—	—
Total	9.8	0.1	—

- ***Rental Agreements.*** Total future rent payments under existing real property leases amounted to €25.6 million at December 31, 2004, payable as follows:
  - Within 1 year .... €5.5 million
  - 1 to 5 years .... €12.1 million
  - Over 5 years .... €8.0 million

Commitments under other rental agreements were not material at December 31, 2004.

Discussion of the Group's Results of Operations and Financial Condition in the First Half of 2005 and the First Half of 2004 (IFRS)

In the following discussion, all financial information related to the profit and loss account is shown on a pro forma basis and has been established under IFRS as presented in Note 2 to the Half-Year Consolidated Financial Statements. For simplicity, the term "pro forma" has not been repeated throughout. For important information with respect to the transition from French GAAP to IFRS, please refer to the Notes to the 2004 Consolidated Financial Statements under IFRS included elsewhere in this Offering Circular.

Introduction:

Sales rose by 9.3% in the first half of 2005, with all products posting growth despite pressure on prices. Other revenue increased by €13.7 million, a 42.9% increase compared to the first half of 2004, driven by growth in royalty income and milestone payments. Net profit grew sharply in the first half of 2005, rising by 21.7% compared with the first half of 2004 to €89.4 million. Growth in net profit from continuing operations was even higher at 46.2%.

There were no restructuring costs in the first half of 2005, compared with a charge of €9.5 million in the first half of 2004. The operating margin improved to 25.4% of total revenue in the first half of 2005 against 22.4% in the first half of 2004, despite an increase in research and developments costs, which amounted to 16.5% of total revenue in the first half of 2005 against 15.2% in the first half of 2004. The effective tax rate in the first half of 2005 came to 20.0% of consolidated pre-tax profit. The reduction was partly due to the non-recurring impact of recognition of a €6.2 million net deferred tax asset in respect of the Group's UK subsidiaries due to an increased probability of recovering previously unrecognized tax losses.

N.B.: The expression "at constant exchange rates" is used to indicate when the impact of exchange rate fluctuations has been eliminated by restating the prior period figures using current period exchange rates.

Significant Events in the First Half of 2005

Group Restructuring:

In June 2005, the Group restructured its operations. The Luxembourg parent company, Mayroy S.A., transferred all its assets and directly-owned operational holdings to the Company. See "— Preliminary note regarding pro forma presentation". Following the restructuring, the Company holds all the Group's operating assets and equity interests while Mayroy S.A. holds 100% of the Company's share capital and voting rights.

Partnerships:

- On January 25, 2005, the Group signed a preliminary agreement granting its partner Inamed distribution rights over the Group's Botulinum Toxin Type A for aesthetic purposes. Inamed currently has exclusive rights to gain regulatory approval and market the product under the brand name Reloxin® in the United States, Canada and Japan. Once the final agreement has been signed in 2005, Inamed's distribution rights will be extended to new international markets, principally in Europe. On signature of the final agreement, Inamed will pay the Group a fixed, non-reimbursable sum, together with milestone payments based on gaining regulatory approval in the five main European countries. The preliminary agreement also requires Inamed to pay royalties on future sales. On the day the preliminary agreement was signed, the Group received the sum of €2 million.

- On May 10, 2005, the Group signed an agreement with subsidiaries of Roche terminating their agreement of December 13, 2002 for the joint development of Diflomotécan® and BN 80927, two anticancer candidates in the Group's research portfolio. Under the agreement, Roche paid the Group a fixed sum and transferred the intellectual property rights it held over the products to the Group. The parties also agreed that should the Group subsequently grant rights over the two products to another party, it will pay Roche a fixed sum which decreases over time.

  The same day, the Group signed a settlement with Roche terminating the license agreement and their dispute regarding the calculation of royalties due by the Group on sales of Decapeptyl® in certain territories. As part of the settlement, the Group paid Roche a fixed sum in respect of royalties claimed by Roche on the Group's sales prior to December 31, 2004. In exchange, Roche agreed not to claim any further royalties for Decapeptyl® sales made after that date.

These agreements had the net effect of increasing the Group's operating income by €2.2 million in the first half of 2005 compared with the first half of 2004.

Debt Refinancing:

Until June 17, 2005, the Company (and some of its subsidiaries) had the use of credit lines arranged by its parent company, Mayroy S.A., for which it had signed a series of supplemental utilization agreements. On June 17, 2005, the Company arranged four bilateral credit lines in its own name, and the original and supplemental agreements between Mayroy S.A. and the Company were terminated.

Governmental Measures:

During the first half of 2005, European governments introduced various measures to reduce public health spending, which have had an impact on the Group's results.

- In Germany, reference prices were fixed for drugs in certain therapeutic areas. Consequently, the 16% sales tax introduced in 2004 was reduced to 6% with effect from January 1, 2005.

- In Italy, the 6.8% sales tax introduced at the end of June 2004 was renewed for 2005 and had not been rescinded at June 30, 2005 despite being supposedly temporary in nature. In addition, following a government measure in 2003, the weighting of sales to hospitals continues to increase to the detriment of sales to wholesaler distributors, reaching 53.6% in the first half of 2005 compared with 41.8% in the first half of 2004.

- In the United Kingdom, the price of drugs was cut by 7% with effect from January 1, 2005 under the Pharmaceutical Price Regulation Scheme (PPRS).

- In Spain, an additional 4.2% sales tax was introduced on February 1, 2005, following the government's cancellation of the "pacto social".

- In Belgium, the price of Decapeptyl® was cut by 14% on July 1, 2005 following a government decision. The price cut was factored into selling prices to wholesale distributors during the first half.

Falling drug prices, due both to governmental measures and to commercial pressure in some countries, depressed first half of 2005 sales by €2.7 million compared with the first half of 2004, representing a 0.7 percentage point slowdown in sales growth at the end of June 2005.

These various measures mostly affect products in the Group's targeted therapeutic areas, and more particularly Decapeptyl® and Somatuline®.

Results of Operations

Consolidated Sales:

Consolidated sales for the first half of 2005 amounted to €412.7 million compared to €377.7 million in the first half of 2004, an increase of 9.3% (9.4% at constant exchange rates). This growth was achieved despite the negative impact of price cuts, which depressed sales by €2.7 million compared with the previous year.

Therapeutic Area Breakdown:

The table below shows a breakdown of first half of 2005 and first half of 2004 sales by therapeutic area:

	Six Months Ended June 30,				Change	
	2005		2004		2004/2005	
	€	% sales	€	% sales	€	%
			(in thousands of euros)			
Targeted therapeutic areas						
Oncology	106,687	25.8	101,207	26.8	5,480	5.4
Endocrinology	42,911	10.4	35,855	9.5	7,056	19.7
Neuromuscular disorders	46,028	11.2	41,792	11.1	4,236	10.1
Sub-total	195,626	47.4	178,854	47.4	16,772	9.4
Primary care						
Gastroenterology	70,378	17.0	63,641	16.8	6,737	10.6
Cognitive disorders	60,942	14.8	57,146	15.1	3,796	6.6
Cardiovascular	61,035	14.8	57,282	15.2	3,753	6.6
Sub-total	192,355	46.6	178,069	47.1	14,286	8.0
Other products	8,363	2.0	7,235	1.9	1,128	15.6
Total pharmaceutical product sales	396,344	96.0	364,158	96.4	32,186	8.8
Pharmaceutical-related activities	16,360	4.0	13,497	3.6	2,863	21.2
Total sales	412,704	100.0	377,655	100.0	35,049	9.3

These figures do not include Dynport LLC, which was sold in June 2004 and accounted for under discontinued operations.

In the first half of 2005, sales of pharmaceutical products prescribed by the medical profession amounted to €396.3 million, representing 96.0% of total sales, compared with €364.2 million or 96.4% of total sales in the first half of 2004. This represents growth of 8.8% (8.9% at constant exchange rates) broken down as described below.

Targeted Therapeutic Areas:

Sales of products in the targeted therapeutic areas grew by 9.4% in the first half of 2005 compared to the first half of 2004.

- **Oncology.** Sales were up 5.4% to €106.7 million in the first half of 2005 compared to €101.2 million in the first half of 2004. Growth was driven by a good performance from Decapeptyl® despite a negative impact of €2.4 million due mainly to price cuts in Spain and Italy, described above.
- **Endocrinology.** Sales were up 19.7% to €42.9 million in the first half of 2005 compared to €35.9 million in the first half of 2004. This performance was chiefly attributable to strong growth in

Somatuline® Autogel® sales and the initial impact of the newly-launched NutropinAq® in Germany and the United Kingdom. This growth rate is particularly robust given that sales in the first half of 2004 had been boosted by the launch of Somatuline® Autogel® in a number of countries.

- **Neuromuscular Disorders.** Sales were up 10.1% to €46.0 million in the first half of 2005 despite strong competition for Dysport® in the ''rest of the world'' area.

Primary Care:

Sales of primary care products amounted to €192.4 million in the first half of 2005 against €178.1 million in the first half of 2004, an increase of 8.0% (8.2% at constant exchange rates).

- **Gastroenterology.** Sales came to €70.4 million compared to €63.6 million in the first half of 2004, an increase of 10.6% (11.3% at constant exchange rates). This strong growth was mainly attributable to a generally good performance across the product range, particularly in Russia and Algeria.

- **Cognitive Disorders.** Sales rose to €60.9 million from €57.1 million in the first half of 2004, an increase of 6.6% due mainly to a recovery in Tanakan® sales in France after a decline in the first half of 2004.

- **Cardiovascular.** Sales totaled €61.0 million against €57.3 million in the first half of 2004, an increase of 6.6% due mainly to Nisis® and Nisisco®.

Product Breakdown:

The table below shows a breakdown of first half of 2005 and first half of 2004 sales by product:

	Six Months Ended June 30,				Change 2005/2004	
	2005		2004			
Product	€	% sales	€	% sales	€	%
	(in thousands of euros)					
Decapeptyl®[1]	106,136	25.7	100,587	26.6	5,549	5.5
Tanakan®	60,942	14.8	57,146	15.1	3,796	6.6
Dysport®[1]	45,395	11.0	41,248	10.9	4,147	10.1
Somatuline®[1]	40,786	9.9	35,648	9.4	5,138	14.4
Smecta®	32,334	7.8	28,638	7.6	3,696	12.9
Ginkor Fort®	31,271	7.5	29,646	7.9	1,625	5.5
Forlax®	21,874	5.3	19,462	5.2	2,412	12.4
Nisis® and Nisisco®	20,928	5.1	17,856	4.7	3,072	17.2
Other products	36,678	8.9	33,927	9.0	2,751	8.1
Total pharmaceutical product sales	396,344	96.0	364,158	96.4	32,186	8.8
Pharmaceutical-related activities	16,360	4.0	13,497	3.6	2,863	21.2
Total sales	412,704	100.0	377,655	100.0	35,049	9.3

(1) Peptide or protein based products.

- **Decapeptyl®.** Sales rose by 5.5% in the first half of 2005 to €106.1 million. Growth came principally from France and China but was depressed to some extent by government price cuts in Spain and Italy, which together account for 39% of Decapeptyl® sales. However, volume growth remained strong at 8.0%.

- **Tanakan®.** In France, Tanakan® performed well in a declining market, gaining market share and contributing to solid overall growth. Worldwide sales were up 6.6% in the first half of 2005 compared with the first half of 2004. Sales were also strong in Romania, Russia, Portugal and China, which also achieved substantial volume growth. Tanakan® began its recovery in the second half of 2004 and it was completed in the first half of 2005.

- **Dysport®.** Dysport® sales rose by 10.1% to €45.4 million in the first half of 2005. Australia, Greece and the CIS countries achieved solid growth, which was offset to some extent by fierce competition in Latin

America, and particularly Brazil and Mexico. Competition was also strong in Iran, where the product was also affected by a distribution reorganization.

- **Somatuline®**. Sales of Somatuline® and Somatuline® Autogel® amounted to €40.8 million in the first half of 2005, an increase of 14.4% over the first half of 2004, despite the fact that the comparative period had been boosted by the launch of Somatuline® Autogel® in the United Kingdom and many other European countries. Somatuline® Autogel® was launched in Italy in February 2005.
- **Smecta®**. Sales rose by 12.9% to €32.3 million in the first half of 2005, driven chiefly by a good performance in China, Algeria and Russia. In addition, sales in the first half of 2004 had been depressed in France by the absence of seasonal epidemics, which was not the case in the first half of 2005. Exchange rate fluctuations, which are a key factor for this product due to its high sales volumes in China, had a negative impact on sales growth compared with the first half of 2004. At constant exchange rates, growth would have been 14.4%.
- **Ginkor Fort®**. Sales totaled €31.3 million in the first half of 2005, an increase of 5.5% over the first half of 2004, which suffered a decline in sales. There has been a steady upturn in France since then.
- **Forlax®**. Sales were up 12.4% to €21.9 million in the first half of 2005 driven chiefly by strong growth in Algeria and Russia, together with a solid performance in the French market. The junior version of Forlax® was launched in France at the end of June 2005 and therefore had little impact on the first half.
- **Nisis®** and **Nisisco®**. Sales of Nisis® and Nisisco® amounted to €20.9 million in the first half of 2005, an increase of 17.2% compared with the first half of 2004 despite a highly competitive market. These two products now account for 10.9% of total primary care product and 5.1% of total sales.
- **NutropinAq®**. Sales of NutropinAq® amounted to €2.0 million in the first half of 2005, which was in line with expectations, particularly in Germany, Spain and the United Kingdom. The product was first launched in spring 2004 and comparative period sales were therefore insignificant.
- **Decapeptyl®**, **Dysport®** and **Somatuline®**. Sales of Ipsen's peptide and protein-based products rose by 8.4% to €192.3 million in the first half of 2005 compared to €177.5 million in the first half of 2004. They accounted for 46.6% total sales compared with 47.0% the previous year.
- **Pharmaceutical-related Activities**. Sales were up 21.2% to €16.4 million in the first half of 2005, driven chiefly by growth in sales of Ginkgo biloba extract to the Schwabe group in Germany. Pharmaceutical-related activities accounted for 4.0% of total sales in the first half of 2005 compared with 3.6% in the first half of 2004.

Geographical Breakdown of Sales:

The table below shows a geographical breakdown of the first half of 2005 and the first half of 2004 sales.

	Six Months Ended June 30,				Change 2005/2004	
	2005		2004			
	€	%	€	%	€	%
	(in thousands of euros)					
France	181,061	43.9	169,441	44.9	11,620	6.9
Spain	34,675	8.4	34,915	9.2	(240)	(0.7)
Italy	33,543	8.1	32,466	8.6	1,077	3.3
Germany	19,426	4.7	15,023	4.0	4,403	29.3
United Kingdom	13,823	3.3	11,915	3.1	1,908	16.0
Major western European countries	282,528	68.4	263,760	69.8	18,768	7.1
Rest of Europe	79,050	19.2	66,667	17.7	12,383	18.6
Asia	26,906	6.5	21,809	5.8	5,097	23.4
North America			270	0.1	(270)	(100.0)
Other countries	24,220	5.9	25,149	6.6	(929)	(3.7)
Rest of the world	51,126	12.4	47,228	12.5	3,898	8.3
Total sales	412,704	100.0	377,655	100.0	35,049	9.3

- **The Major Western European Countries** had sales totaling €282.5 million, an increase of 7.1% on the first half of 2004 (7.2% at constant exchange rates). Sales in targeted therapeutic areas were depressed by price cuts in Spain, Italy and the United Kingdom, which mostly affected Decapeptyl® and Somatuline®. This was offset by strong growth in Somatuline® Autogel®, the successful launch of NutropinAq® in Germany and the United Kingdom, and a good performance in primary care products in France.

- **In the Rest of Europe,** sales amounted to €79.1 million, a strong increase of 18.6% over the first half of 2004 (18.5% at constant exchange rates) attributable mainly to a good performance in Central and Eastern Europe and the CIS countries. Growth in other western European countries was depressed by a decline in sales in Belgium, chiefly of Decapeptyl®, where the 14% price cut introduced as of July 1, 2005 was factored into selling prices in the first half.

- **In the Rest of the World,** sales totaled €51.1 million against €47.2 million in the first half of 2004, an increase of 8.3% (8.5% at constant exchange rates), chiefly due to strong sales in North Africa (mostly gastroenterology products), China (Smecta® and Decapeptyl®) and Korea (Dysport®). China and Korea enjoyed sustained growth after a slowdown in 2004 and Asia therefore posted growth of 23.4% over the first half of 2004. This was partially offset by strong competition for Dysport®, principally in Latin America and Iran.

Operating Income and Net Profit:

The following table shows trends in results in the first half of 2005 compared with the first half of 2004.

	Six Months Ended June 30,				Change 2005/2004	
	2005		2004			
	€	% of total revenue	€	% of total revenue	€	%
			(in thousands of euros)			
Sales	412,704	90.0	377,655	92.2	35,049	9.3
Other revenue	45,684	10.0	31,979	7.8	13,705	42.9
Total revenue	458,388	100.0	409,634	100.0	48,754	11.9
Cost of goods sold	(88,961)	(19.4)	(82,968)	(20.3)	(5,993)	7.2
Research and development expenses	(75,635)	(16.5)	(62,221)	(15.2)	(13,414)	21.6
Selling, general and administrative expenses	(177,317)	(38.7)	(163,073)	(39.8)	(14,244)	8.7
Other operating income and expenses	174	nm	(202)	nm	376	nm
Restructuring costs			(9,453)	(2.3)	9,453	nm
Operating income	116,649	25.4	91,717	22.4	24,932	27.2
Investment income	1,089		1,014		75	
Costs of financing	(4,378)		(5,183)		805	
Net costs of financing	(3,289)	(0.7)	(4,169)	(1.0)	881	(21.1)
Other financial income and expenses	(1,348)	(0.3)	(508)	(0.1)	(840)	nm
Income tax	(22,433)	(4.9)	(25,775)	(6.3)	3,342	(13.0)
Net profit from continuing operations	89,579	19.5	61,265	15.0	28,314	46.2
Discontinued operations			12,266	3.0	(12,266)	nm
Net profit before minority interests	89,579	19.5	73,531	18.0	16,048	21.8
Minority interests	211		96		115	nm
Net profit attributable to the Group	89,368		73,435		15,933	21.7

- **Other Revenue.** Other revenue, which comprises royalty income, milestone payments and revenue from other services, amounted to €45.7 million (10.0% of total revenue) in the first half of 2005 compared with €32.0 million (7.8% of total revenue) in the first half of 2004. The following table shows a breakdown of this item.

	Six Months Ended June 30,		Change 2005/2004	
	2005	2004		
	€	€	€	%
		(in thousands of euros)		
Analysis by revenue type				
Royalty income	22,684	17,772	4,912	27.6
Milestone payments — license agreements	16,093	4,863	11,230	230.9
Other (co-promotion income, charges rebilled)	6,907	9,344	(2,437)	(26.1)
Other revenue	45,684	31,979	13,705	42.9

- The increase in royalty income was chiefly due to growth in royalties from the Kogenate® license.

- The increase in milestone payments from research and development partnerships was due to an acceleration in the BIM 51077 program with Roche, together with the income arising from termination of a research agreement as described in Note 1.1.2.2 to the 2005 interim consolidated financial statements.

- The decrease in revenue from other services was due to a fall in the amount of research and development expenses rebilled to partners, again following termination of the agreement referred to above. Termination of this agreement had a net positive impact on other revenue of €3.6 million.

- **Cost of Goods Sold.** Cost of goods sold totaled €89.0 million in the first half of 2005 compared with €83.0 million in the first half of 2004. This represents 19.4% of total revenue and 21.6% of sales, compared with 20.3% and 22.0% respectively the previous year. This positive trend is principally due to growth in sales volumes and productivity gains.

- **Research and Development Expenses.** Research and development expenses rose by 21.6%, from €62.2 million in the first half of 2004 (15.2% of total revenue and 16.5% of sales) to €75.6 million in the first half of 2005 (16.5% of total revenue and 18.3% of sales). The table below shows a comparison of research and development expenses in the first half of 2005 and the first half of 2004:

	Six Months Ended June 30,		Change 2005/2004	
	2005	2004		
	€	€	€	%
	(in thousands of euros)			
Analysis by expense type				
Product research and development[1]	65,683	56,198	9,485	16.9
Industrial development[2]	7,518	4,104	3,414	83.2
Strategic development[3]	2,434	1,919	515	26.8
Total	75,635	62,221	13,414	21.6

(1) Product research involves identifying molecules, determining their biological characteristics and developing small scale production processes. Product development involves converting the active molecules into registered drugs, and improving existing products or seeking new therapeutic indications for existing products. Patent-related costs are also included in these expenses.

(2) Industrial development includes chemical and biotechnical research and process development research to industrialize the small-scale production of molecules created by the research labs.

(3) Strategic development includes expenses incurred in seeking licenses for new products or forging new partnerships.

  - ***Product Research and Development.*** The main projects in the first half of 2005 concerned endocrinology and oncology. The growth in product research and development expenditure was mostly due to the Group's measures to strengthen its clinical development teams in 2004.

  - ***Industrial Development.*** The new UK primary facility specializing in the production of Dysport®'s active ingredient came on line for clinical batches at the end of June 2004. The corresponding operating costs since then, which amounted to €3.6 million in the first half of 2005, have been booked as industrial development expenses.

- **Selling, General and Administrative Expenses.** Selling, general and administrative expenses rose by €14.2 million in the first half of 2005, similar to the rate of growth in sales. They totaled €177.3 million (38.7% of total revenue and 43.0% of sales) in the first half of 2005 against €163.1 million in the first half of 2004 (39.8% of total revenue and 43.2% of sales).

  - ***Selling Expenses.*** Although total selling expenses amounted to €144.3 million in the first half of 2005 against €135.8 million in the first half of 2004, as a percentage of sales, they were down slightly to 35.0% from 35.9%. Despite continued strong marketing support for recently-launched products, particularly Nisis® and Nisisco® in France, Somatuline® Autogel® and NutropinAq® in many countries, and Testim® in Europe, selling costs were contained on a relative basis due to sales growth and tight cost control.

  - ***General and Administrative Expenses.*** These expenses totaled €33.0 million in the first half of 2005, a rise of €5.7 million compared with the first half of 2004. They included €2.4 million in non-recurring cost items such as litigation and fees.

- **Restructuring Costs.** There were no restructuring costs in the first half of 2005. In the previous year, a charge of €9.5 million was taken to cover costs involved in discontinuing Hyate:C® production.

- **Operating Income.** Operating income rose by 27.2% to €116.6 million against €91.7 million in the first half of 2004. This represents a margin of 25.4% of total revenue and 28.3% of sales against 22.4% and 24.3% respectively for the first half of 2004. Excluding restructuring costs and the impact of the Roche agreements described in Note 1.1.2.2 to the 2005 interim consolidated financial statements (which includes termination of the research agreement referred to above), operating income rose by 13.1%, giving a margin of 25.0% of total revenue against 24.7% in the first half of 2004.

Segment Reporting by Geographical Area:

The Group reports its primary segment information, as defined by IAS 14, based on geographical area because its business activities all fall within the same area of activity, i.e. research, development, manufacture and sale of pharmaceutical products. Therefore, the Group does not produce secondary segment information by activity. The table below shows a breakdown of sales, total revenue and operating income by geographical area for the first half of 2005 and the first half of 2004.

	Six Months Ended June 30,				Change 2005/2004	
	2005		2004			
	€	% of Total Revenue	€	% of Total Revenue	€	%
	(in thousands of euros)					
Major western European countries						
Sales	282,528	97.9	263,760	97.8	18,768	7.1
Total revenue	288,654	100.0	269,683	100.0	18,970	7.0
Operating income	117,873	40.8	105,512	39.1	12,361	11.7
Rest of Europe						
Sales	79,050	99.8	66,667	99.7	12,383	18.6
Total revenue	79,221	100.0	66,859	100.0	12,362	18.5
Operating income	30,654	38.7	27,896	41.7	2,758	9.9
Rest of the world						
Sales	51,126	100.0	47,228	100.0	3,898	8.3
Total revenue	51,125	100.0	47,228	100.0	3,897	8.3
Operating income	16,329	31.9	12,048	25.5	4,281	35.5
Total allocated						
Sales	412,704	98.5	377,655	98.4	35,049	9.3
Total revenue	419,000	100.0	383,770	100.0	35,230	9.2
Operating income	164,856	39.3	145,456	37.9	19,400	13.3
Total unallocated						
Total revenue	39,387		25,865		13,522	
Operating income	(48,207)	ns	(53,739)	ns	5,532	ns
Group total						
Sales	412,704	90.0	377,655	92.2	35,049	9.3
Total revenue	458,388	100.0	409,634	100.0	48,754	11.9
Operating income	116,649	25.4	91,717	22.4	24,932	27.2

- **Major Western European Countries** (Germany, Spain, France, Italy, United Kingdom). Operating income rose by 11.7% to €117.9 million, giving a margin of 40.8% of total revenue compared with 39.1% for the first half of 2004. This improvement was principally due to slower growth in selling expenses than revenue.

- **Rest of Europe.** Operating income rose by 9.9% in the first half of 2005 to €30.7 million. The margin stood at 38.7% of total revenue against 41.7% for the first half of 2004. The deterioration in margin was chiefly due to increased government taxes in Belgium and the impact of an administrative reorganization of the business in Eastern Europe.

- **Rest of the World.** The Group distributes most of its products through wholesale distributors or agents, except for China and Korea where it has a direct presence. Operating income rose by 35.5% to €16.3 million, giving a margin of 31.9% of total revenue against 25.5% for the first half of 2004. In 2004, operating income was depressed by non-recurring restructuring costs of €2.1 million in North America following discontinuation of Hyate:C® production.

- **Unallocated Operating Income** amounted to €(48.2) million against €(53.7) million in the first half of 2004, broken down as follows:

  - Total revenue amounted to €39.4 million in the first half of 2005, up sharply compared with €25.9 million in the first half of 2004. Growth was driven by a sharp increase in royalty income on Kogenate® sales together with receipt of a fixed sum on termination of a research agreement, offset to some extent by a decrease in research and development expenses rebilled to partners under that agreement.

  - Research and development expenses totaled €68.6 million in the first half of 2005 against €54.6 million in the first half of 2004.

  - Selling, general and administrative expenses were €19.0 million against €25.0 million in the first half of 2004, when a non-recurring charge of €7.4 million was incurred in restructuring one of the Group's manufacturing plants.

Other Income Statement Items:

- **Net Costs of Financing — Other Financial Income and Expenses.** The net costs of financing fell by 21.1% to €3.3 million against €4.2 million in the first half of 2004, principally due to a sharp decrease in interest costs for swaps when a portion of these instruments reached maturity.

  Other net financial expenses amounted to €1.3 million in the first half of 2005 against €0.5 million in the first half of 2004. This includes a write-down of the Group's holding in Spirogen to bring its value in line with the Group's share in Spirogen's underlying net assets, together with a provision for unrealized losses on swaps treated as speculative at June 30, 2005. The average cost of financing was 3.67% in the first half of 2005 compared with 4.54% in the first half of 2004.

- **Income Tax.** The effective tax rate was 20.0% in the first half of 2005 compared with 29.6% in the first half of 2004. The improvement was due to the non-recurring impact of recognition of a €6.2 million deferred tax asset in respect of the Group's UK subsidiaries following an improvement in the probability of recovering previously unrecognized tax losses. Excluding this factor, the tax rate would have been 25.6%. The level of tax expenses also benefited from a favorable tax rate on milestone payments received during the period.

- **Net Profit from Continuing Operations.** Net profit from continuing operations amounted to €89.6 million in the first half of 2005 against €61.3 million in the first half of 2004, an increase of 46.2%. This represents a margin of 19.5% of total revenue in the first half of 2005 against 15.0% in the first half of 2004.

- **Discontinued Operations.** There were no discontinued operations in the first half of 2005, compared with a net gain of €12.3 million in the first half of 2004 following the June 2004 disposal of Dynport.

- **Net Profit.** Net profit before minority interests amounted to €89.6 million (€89.4 million after minority interests) in the first half of 2005 against €73.5 million (€73.4 million after minority interests) in the first half of 2004, an increase of 21.8%. The net margin was 19.5% of total revenue against 18.0% in the first half of 2004.

Liquidity and Capital Resources in the First Half of 2005

Liquidity:

The consolidated statement of cash flows shows a €55.6 million decrease in cash before the impact of exchange rate movements and pro forma restatements in the first half of 2005, compared with an increase of €10.3 million in the first half of 2004. The main cash outflows in the first half of 2005 were a decrease in drawdowns on the Group's credit lines following the restructuring transactions completed on June 30, 2005, and a €29.3 million dividend payout.

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	€	€
	(in thousands of euros)	
Cash flow from operations before change in working capital	98,302	145,692
Change in working capital related to operating activities	(35,775)	(21,009)
• Net cash provided by operating activities	62,527	124,683
• Net cash used by investing activities	(29,741)	(102,477)
• Net cash used by financing activities	(88,416)	(11,945)
Change in cash and cash equivalents	(55,630)	10,261
Opening cash and cash equivalents	92,763	99,725
Impact of pro forma restatements	(5,583)	(15,227)
Impact of exchange rate movements	192	(1,996)
Closing cash and cash equivalents	31,742	92,763

- **Net Cash Provided by Operating Activities.** In the first half of 2005, cash flow from operations before change in working capital amounted to €98.3 million. Working capital requirements related to operating activities rose by €35.8 million, mainly due to a €14.6 million increase in trade receivables. This increase not only reflects general growth in business volumes, but also a rapid rise in business with the "rest of the world" area and an increase in the proportion of sales to hospitals in Italy, both of which have longer payment periods. In addition, trade payables were down €10.4 million, which is largely a seasonal phenomenon, while the working capital requirement arising from changes in other operating assets and liabilities rose by €9.6 million, mainly due to prepayment of insurance premiums and an increase in royalties received but not yet cashed.

  As a result, net cash provided by operating activities amounted to €62.5 million in the first half of 2005.

- **Net Cash Used by Investing Activities.** Investing activities used net cash of €29.7 million in the first half of 2005. The main cash flow items were acquisitions of non-current assets totaling €15.8 million, together with a €14.6 million increase in working capital requirement related to investing activities.

  Acquisitions in the first half of 2005 included:

  - €13.5 million in property, plant and equipment, largely due to expenditures for maintaining and upgrading the Group's manufacturing facilities;

  - €2.3 million in intangible assets, mostly comprising milestone payments made under agreements for certain third-party products distributed by the Group.

  The increase in the working capital requirement related to investing activities of €14.6 million was mainly due to payment during the first half of 2005 of amounts due in respect of non-current assets booked in 2004. These amounts included €7.2 million in the additional price payable on achievement of certain sales volumes for two hypertension products, together with €1.8 million in outstanding building costs for the new biotechnology research facility in Boston (United States) completed in 2004.

- **Net Cash Used by Financing Activities.** Financing activities used net cash of €88.4 million in the first half of 2005. The main cash flow items were a €58.3 million reduction in drawdowns on the Group's credit lines and a €29.3 million dividend payout.

Capital Resources

Net debt amounted to €154.2 million at June 30, 2005 against €145.8 million at December 31, 2004. At June 30, 2005, the Group had available five-year credit lines totaling €275.6 million, of which €157.7 million was drawn down against €215 million at the end of 2004. A description of these bilateral credit lines can be found in Note 9.4.9 to the 2005 interim consolidated financial statements. As regards the financial covenants set out in the loan agreements, net debt to equity stood at 0.42 and net debt to EBITDA at 0.72, compared with a maximum allowable of 1, and of 2.5 to 3, respectively.

Market Risks

The management of financial risks by the Group takes place essentially within the framework of the control procedures set up at the level of financial management within the Group, in collaboration between the subsidiaries concerned and the Group's specialized departments which arrange and manage such matters. The Group essentially uses traditional and low-risk instruments to cover its exposure to exchange and interest rate variations. To protect itself against liquidity risk, the Group favors a diversified and qualitative approach to its business counterparts.

Exchange Rate Risk

The worldwide business of the Group is conducted by subsidiaries which operate mainly in the countries where they are based. Sales which give rise to invoices issued in a specific currency are thus generally associated with expenses in the same currency. Consequently, the Group's exposure to exchange rate risk in respect of commercial operations is generally relatively small. In addition, in 2004, about 79.7% of the Group's consolidated business took place in the Eurozone. Net exposure to exchange rate risks is first assessed by the various subsidiaries of the Group before being passed on, where necessary, to the Group's specialized departments. Exchange rate hedging transactions carried out on behalf of subsidiaries are centralized within the Group's treasury department which mainly uses traditional hedging instruments (futures, options). Foreign currency fluctuations are not subject to hedging, except for certain limited and immaterial billing fluctuations. The financial instruments used to hedge foreign currency fluctuations are described in Note 9.4.9.4.2 of the consolidated financial statement as of June 30, 2005.

Interest Rate Risk

The Group applies a prudent policy to interest rate hedging adapted to the profile of its business. As at December 31, 2004, the entirety of the Group's long-term borrowing was at fixed or semi-fixed rates due to the use of hedging transactions mainly in the form of interest rate swap contracts. The financial instruments used to hedge interest rate risk are described in Note 9.4.9.4.1 of the consolidated financial statement as of June 30, 2005.

Liquidity Risk

The Group's policy is to diversify its business counterparts so as to avoid the risks associated with excessive concentration. In addition, the Group monitors the credit risks associated with the financial instruments in which it invests and limits its investments according to the credit rating of its business counterparts. As at December 31, 2004, the Group's excess cash balances represented an amount of €94 million. These funds are managed by the Group and are mainly invested in money-market UCITS and certificates of deposit. The Group invests its surpluses in short-term money-market financial instruments negotiated with counterparts whose credit ratings are at least A1 (Standard & Poors) and P1 (Moody's). Off-balance sheet derivative instruments are negotiated with first-class banking counterparts.

Recent Developments

Discussion of the Group's Pro Forma Sales in the First Nine Months of 2005 Compared to the First Nine Months of 2004 (IFRS)

In the following discussion, all financial information is shown on a pro forma basis and has been prepared in accordance with IFRS. In addition, in order to allow investors to understand changes between the periods, the information with respect to the first nine months of 2004 presented below has been calculated on a comparable basis i.e., using the same scope of consolidation for the first nine months of 2004 as that used for the same period in 2005. In particular, following the Group's transfer in October 2005 of certain of its assets relating to primary care products in Spain (with the exception of Tanakan® marketed under the brand name Tanakene® (see "— Transfer of assets relating to primary care product sales in Spain" below)), Ipsen has reclassified the sales and net results generated by those activities to "discontinued operations" in its financial statements. Accordingly, sales reported for the first nine months of 2005 do not include the €12.5 million in sales generated by those activities, and sales reported for the first nine months of 2004 have been decreased by €11.9 million.

Overview

Sales rose by 8.9% in the first nine months of 2005 to €606.9 million compared to €557.4 million for the same period of 2004. Price decreases, resulting both from governmental decisions as well as competitive pressures, had a negative impact of €8.1 million on sales of the first nine months of 2005, which resulted in a 1.4 point decrease in the growth in sales compared to the first nine months of 2004. Changes in currency exchange rates did not have a significant impact.

Therapeutic Area Breakdown. Sales in Ipsen's targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) were €292.9 million, an increase of 10.8% in the first nine months of 2005 compared to the same period of 2004. This increase was particularly significant for endocrinology (a 20.4% increase compared to the first nine months of 2004). Sales of products for neuromuscular disorders increased 11.8%, and sales of oncology products grew 6.9% in the first nine months of 2005 compared to the same period in 2004. Sales of primary care products were €283.7 million, an increase of 5.9% in the first nine months of 2005 compared to the same period in 2004.

Geographic Zone. Sales in the major western European countries grew to €409.5 million in the first nine months of 2005 (or 67.5% of total Group sales), an increase of 6.3% compared to the same period in 2004. This growth more than offset the price decreases imposed by governmental authorities. Sales in the rest of Europe continued to drive sales growth for the Group, increasing 16.7% to €118.1 million (or 19.5% of total Group sales) in the first nine months of 2005 compared to the same period in 2004. Sales in the rest of the world increased to €79.3 million (or 13.1% of total Group sales), an increase of 11.5% in the first nine months of 2005 compared to the same period in 2004, due mainly to increases of sales in Asia.

Therapeutic Area Breakdown:

The table below shows a breakdown of sales by therapeutic area in the first nine months of 2005 and the first nine months of 2004:

	Nine Months Ended September 30,						
	2005		2004		Change 2004/2005		2004 (including Spain)
	€	% sales	€	% sales	€	%	€
	(in thousands of euros)						
Targeted therapeutic areas							
Oncology	159,387	26.3	149,066	26.7	10,321	6.9	149,812
Endocrinology	65,201	10.7	54,137	9.7	11,064	20.4	54,137
Neuromuscular disorders	68,327	11.3	61,094	11.0	7,233	11.8	61,916
Sub-total	292,914	48.3	264,296	47.4	28,618	10.8	265,866
Primary care							
Gastroenterology	105,542	17.4	98,113	17.6	7,429	7.6	98,679
Cognitive disorders	90,946	15.0	86,497	15.5	4,449	5.1	86,497
Cardiovascular	87,181	14.4	83,213	14.9	3,968	4.8	86,767
Sub-total	283,669	46.7	267,823	48.1	15,846	5.9	271,943
Other products	5,407	0.9	4,465	0.8	942	21.1	10,317
Total pharmaceutical product sales	581,990	95.9	536,584	96.3	45,406	8.5	548,126
Pharmaceutical-related activities	24,900	4.1	20,777	3.7	4,123	19.8	21,089
Total sales	606,890	100.0	557,361	100.0	49,529	8.9	569,214

In the first nine months of 2005, sales of pharmaceutical products prescribed by the medical profession amounted to €582.0 million (or 95.9% of total sales) compared with €536.6 million (or 96.3% of total sales) in the first nine months of 2004. This represents growth of 8.5% broken down as described below.

Targeted Therapeutic Areas:

Sales of products in the targeted therapeutic areas grew by 10.8% in the first nine months of 2005 compared to the first nine months of 2004.

- **Oncology.** Sales were up 6.9% to €159.4 million in the first nine months of 2005 compared to €149.1 million in the first nine months of 2004. Growth was driven by the strong performance of Decapeptyl® despite a negative impact of €4.3 million due mainly to price cuts in Spain, Belgium and Italy. Sales growth for Decapeptyl® accelerated in the third quarter of 2005 compared to the first half of 2005 in all the geographic areas where it is sold.

- **Endocrinology.** Sales were up 20.4% to €65.2 million in the first nine months of 2005 compared to €54.1 million in the first nine months of 2004. This performance was chiefly attributable to strong growth in Somatuline® Autogel® sales and the initial impact of the newly-launched NutropinAq® in Germany, the United Kingdom, Spain and France. This growth rate was particularly robust, considering that sales in the first nine months of 2004 had been boosted by the launch of Somatuline® Autogel® in a number of other countries.

- **Neuromuscular Disorders.** Sales in this area, which were generated solely by Dysport®, were up 11.8% compared to the first nine months of 2004 (11.6% at constant exchange rates) to €68.3 million in the first nine months of 2005. Sales of Dysport® have grown strongly in Europe although the product faces stiff competition in South America and Iran.

Primary Care:

Sales of primary care products amounted to €283.7 million in the first nine months of 2005 against €267.8 million in the first nine months of 2004, an increase of 5.9%.

- **Gastroenterology.** Sales in this category came to €105.5 million in the first nine months of 2005 compared to €98.1 million in the first nine months of 2004, an increase of 7.6%. This strong growth was mainly attributable to a generally good performance across the product range, particularly in Russia, China and Algeria, despite weaker sales in France in the third quarter of 2005.

- **Cognitive Disorders.** Sales in this category, which only include sales of Tanakan®, rose to €90.9 million in the first nine months of 2005 from €86.5 million in the first nine months of 2004, an increase of 5.1%.

- **Cardiovascular.** Sales in this category totaled €87.2 million in the first nine months of 2005 against €83.2 million in the first nine months of 2004, an increase of 4.8% due mainly to the growth in sales of Nisis® and Nisisco®.

Product Breakdown:

The table below shows a breakdown by product of sales in the first nine months of 2005 and the first nine months of 2004:

	Nine Months Ended September 30,						
	2005		2004		Change 2005/2004		2004 (including Spain)
Product	€	% sales	€	% sales	€	%	€
	(in thousands of euros)						
Decapeptyl®(1)	159,302	26.2	148,807	26.7	10,495	7.1	148,807
Tanakan®	90,946	15.0	86,497	15.5	4,449	5.1	86,497
Dysport®(1)	68,327	11.3	61,094	11.0	7,233	11.8	61,094
Somatuline®(1)	61,331	10.1	53,587	9.6	7,743	14.5	53,587
Smecta®	51,221	8.4	46,685	8.4	4,536	9.7	46,685
Ginkor Fort®	46,936	7.7	45,012	8.1	1,924	4.3	45,012
Forlax®	31,589	5.2	29,015	5.2	2,574	8.9	29,015
Nisis® and Nisisco®	30,520	5.0	27,142	4.9	3,379	12.4	27,142
NutropinAq®	3,607	0.6	375	0.1	3,232	*n/a*	*375*
Other products	38,211	6.3	38,370	6.9	(159)	(0.4)	49,912
Total pharmaceutical product sales	581,990	95.9	536,584	96.3	45,406	8.5	548,126
Pharmaceutical-related activities	24,900	4.1	20,777	3.7	4,123	19.8	21,089
Total sales	606,890	100.0	557,361	100.0	49,529	8.9	569,214

(1) Peptide or protein based products.

- **Decapeptyl®.** Sales rose by 7.1% in the first nine months of 2005 to €159.3 million compared to €148.8 million for the first nine months of 2004, an improvement over the 5.5% increase in the first half of 2005, although sales remained affected by the price decreases imposed by governmental authorities in Italy, Spain and Belgium. Volumes increased 9.9% during the period. The acceleration in growth of the product's sales in the third quarter of 2005 as compared to the first half of the year was mainly due to strong sales in the rest of the world.

- **Tanakan®.** Sales rose in the first nine months of 2005 to €90.9 million, an increase of 5.1% compared to the first nine months of 2004, confirming the product's resistance. In France, Tanakan® performed well in a declining market, gaining market share that resulted in an increase of 3.9% in sales, despite slower growth in the third quarter of 2005 compared to the first half of 2005. Sales were also strong in eastern Europe, up 15%, as well as in China, up 25%, in a market with significant volumes.

- **Dysport®.** Dysport® sales rose to €68.3 million in the first nine months of 2005, an 11.8% increase compared to the first nine months of 2004. Australia, Italy, Greece, the CIS countries and countries in Central and Eastern Europe achieved solid growth, which contributed to accelerated growth in the Group's sales, but was partially offset by fierce competition outside of Europe.

- **Somatuline®.** Sales of Somatuline® and Somatuline® Autogel® amounted to €61.3 million in the first nine months of 2005, an increase of 14.5% over the first nine months of 2004, despite the negative effect of lower prices in the United Kingdom and Spain in 2005 and despite the boost in sales for the first nine months of 2004 due to the launch of Somatuline® Autogel® in the United Kingdom and many other European countries. Growth in the product was 16.5% based on volume. Somatuline® Autogel® was launched in Italy in February 2005 and in Germany in July 2005.

- **Smecta®.** Sales rose to €51.2 million in the first nine months of 2005, a 9.7% increase compared to the first nine months of 2004, driven chiefly by strong performance in China, Algeria and Russia, offsetting lower sales in France in the third quarter.

- **Ginkor Fort®.** Sales totaled €46.9 million in the first nine months of 2005, an increase of 4.3% over the first nine months of 2004.

- **Forlax®.** Sales were €31.6 million in the first nine months of 2005, an 8.9% increase compared to the first nine months of 2004, driven chiefly by strong growth in Algeria and Russia, together with a solid performance in the French market. The pediatric version of Forlax® was launched in France at the end of June 2005.

- **Nisis®** and **Nisisco®.** Sales of Nisis® and Nisisco® amounted to €30.5 million in the first nine months of 2005, an increase of 12.4% compared with the first nine months of 2004, despite a highly competitive market. The growth in sales of these products now matches the growth of the market. These two products now account for 10.6% of total primary care product sales and 5.0% of total sales of the Group.

- **NutropinAq®.** NutropinAq® was launched in spring 2004 and the sales amounted to €3.6 million in the first nine months of 2005, compared to €0.4 million during the same period in 2004, reflecting the progressive rollout of the product. NutropinAq® is now available in the major western European countries as well as in Austria, the Czech Republic, Belgium, Luxembourg and the Netherlands.

- **Decapeptyl®, Dysport®** and **Somatuline®.** Sales of Ipsen's peptide and protein-based products rose by 9.7% to €289.0 million in the first nine months of 2005 compared to €263.5 million in the first nine months of 2004. They accounted for 47.6% of total sales in the first nine months of 2005 compared to 47.3% during the same period in 2004.

- **Pharmaceutical-related Activities.** Sales were €24.9 million in the first nine months of 2005, a 19.8% increase compared to the first nine months of 2004. Pharmaceutical-related activities accounted for 4.1% of total sales in the first nine months of 2005 compared with 3.7% in the first nine months of 2004.

Geographical Breakdown of Sales

The table below shows a geographical breakdown of the first nine months of 2005 and the first nine months of 2004 sales.

	Nine Months Ended September 30,						
	2005		2004		Change 2005/2004		2004 (including Spain)
	€	%	€	%	€	%	€
	(in thousands of euros)						
France	267,974	44.2	254,938	45.7	13,036	5.1	254,938
Spain	39,049	6.4	39,597	7.1	(548)	(1.4)	51,431
Italy	50,556	8.3	48,098	8.6	2,458	5.1	48,098
Germany	30,832	5.1	23,812	4.3	7,020	29.5	23,812
United Kingdom	21,128	3.5	18,642	3.3	2,486	13.3	18,642
Major western European countries	409,539	67.5	385,086	69.1	24,453	6.3	396,920
Rest of Europe	118,097	19.5	101,166	18.1	16,931	16.7	101,169
Asia	41,522	6.8	34,059	6.1	7,463	21.9	34,059
North America	—	—	270	—	(270)	—	270
Other countries	37,732	6.2	36,780	6.6	952	2.6	36,796
Rest of the world	79,254	13.1	71,109	12.8	8,146	11.5	71,125
TOTAL	606,890	100.0	557,361	100.0	49,529	8.9	569,214

- **The major western European countries** had sales totaling €409.5 million, an increase of 6.3% in the first nine months of 2005 compared to the first nine months of 2004. Sales in targeted therapeutic areas were depressed by price decreases in Spain, Italy and the United Kingdom, which mostly affected Decapeptyl® and Somatuline® Autogel®. In France, the €4.0 million increase in the rebates that Ipsen is required to make (see ''— Recent price control and tax measures'' below) has been reflected as a decrease in sales for the period. Excluding this impact, volumes increased 8.4% in the first nine months of 2005 compared to the first nine months of 2004. Good performance in sales of primary care products in France, Dysport® and the launch of Somatuline® Autogel® in Italy and Germany contributed to the increase.
- **In the rest of Europe,** sales amounted to €118.1 million, a strong increase of 16.7% in the first nine months of 2005 over the first nine months of 2004 attributable mainly to strong performance in Central and Eastern Europe and certain countries formerly part of the Soviet Union. Growth in other western European countries was depressed by a decline in prices in Belgium in the third quarter, chiefly with respect to Decapeptyl®.
- **In the rest of the world,** sales totaled €79.3 million in the first nine months of 2005 against €71.1 million in the first nine months of 2004, an increase of 11.5%, chiefly due to strong sales in Asia where sales increased 21.9% in the first nine months of 2005 compared to the same period in 2004, which more than offset lower growth in the Middle East and South America.

Tenstaten® Marketing Agreement

On October 25, 2005, Ipsen announced that it had signed an agreement with the Italian pharmaceutical company, Recordati, granting to Recordati the exclusive marketing and selling rights in France to Tenstaten® (cicletanine), a diuretic indicated for the treatment of hypertension developed by Ipsen. The drug was previously marketed in France by Ipsen with sales of over €12 million in 2004. The amount paid for these rights was a little more than its annual sales. Ipsen will supply Tenstaten® to Bouchara Recordati (a Recordati subsidiary in France), which will market it for an initial period of seven years. Ipsen will also provide to Bouchara Recordati various services during the transition period.

Recent price control and tax measures

Under the price control mechanisms for pharmaceuticals products in France, an annual maximum growth rate is imposed on payments made by the public authorities for reimbursable pharmaceutical products. If the actual growth rate is higher than the maximum, companies are required to rebate the difference to public health authorities. The maximum growth rate was set at 1% for each of 2005, 2006 and 2007. In 2005, spending on reimbursable pharmaceutical products may increase by 5% or more. As a result, a rebate will be imposed on all pharmaceutical companies. Ipsen currently anticipates that its rebate charge could be in the range of €5 million to €7 million in 2005, which would be recorded as a reduction in sales.

In addition, the French Health Minister announced on September 28, 2005, his intention to implement price decreases on ''certain drugs that, due to improvements, can be produced at lower cost'' without specifying precisely the amount, the applicable dates or the therapeutic classes that will be affected.

The French Health Minister announced on September 29, 2005, that the sales tax rate for pharmaceutical laboratories in France would be increased to 1.96% in 2006 (compared to 0.6% in 2005). This payment is not tax deductible and will have a negative impact on the Group's profits starting in 2006, in an amount that the Group currently estimates may be approximately €5 million annually.

Conclusion of a Collaboration Contract with Inserm

On October 13, 2005, the Group signed a collaboration contract with l'Institut National de la Santé et de la Recherche Médicale (''Inserm'' or the ''National Institute of Health and Medical Research'') for the implementation of a research and development program to develop antagonistic variants of the human hormone prolactin for the treatment of breast cancer and prostate cancer, as well as the treatment of prolactinomas insensitive to analogous dopamines and benign prostatic hyperplasias.

This research program is planned for an initial one-year period that may be extended for an additional two years. The Group will contribute to the financing of the research expenses by paying a fixed amount to Inserm. Inserm and the Group will be co-owners of the results of the research program. The Group has, by virtue of this contract, an exclusive option to a worldwide license for the results of the research as well as for previous know-how and a patent application belonging to Inserm under previously agreed fee arrangements.

Conclusion of a Collaboration Contract with CEA

The Group is currently in discussions with Commissariat à L'Energie Atomique (CEA) for the conclusion of research proposals relating in particular to the treatment of Parkinson's disease and Alzheimer's disease, for which an application for funding was submitted to the National Research Agency.

Transfer of Assets Relating to Primary Care Product Sales in Spain

The Group has recently signed an agreement for the transfer of the assets relating to the promotion and sale in Spain of certain of its primary care products historically marketed by the Group in that country. These products recorded Spanish sales of €15.7 million in 2004, and sales of €8.2 million for the half-year ending June 30, 2005. The only primary care product for which the Group has retained ownership and distribution rights in Spain is Tanakan® (marketed under the brand Tanakene®). The transfer does not cover the industrial facility in Barcelona.

Under the agreement, Tanakene® will be marketed under a separate contract concluded with the buyer for a period of four years (with a four-year extension if a minimum sales level is reached), giving rise to the payment of a fixed royalty calculated on the basis of sales achieved in the preceding year with a bonus system.

In addition, the Group entered into a contract with the purchaser of the assets under which the Group has agreed to continue manufacturing the transferred products that it manufactured before the transfer. This manufacturing contract has an 18-month term, provided that it will expire no later than April 13, 2007. This contract alone will not ensure the full capacity operation of the Barcelona factory. The Group is considering other possible solutions for this site.

Following this transfer of assets, the Group's Spanish subsidiary will refocus on marketing the Group's specialized pharmaceutical products (Decapeptyl®, Testim® 50 mg Gel, Somatuline® Autogel®, NutropinAq® and Dysport®) and on research and development in the Group's targeted therapeutic areas in accordance with the Group's strategy.

If the transferred business had been retroactively recorded as a discontinued operation in the interim accounts effective as of January 1, 2005, the impact on the principal elements of the income statement for the first half of 2005 would have been as follows:

Sales: €(8,605) thousand

Income from ordinary business activities: €0

Operating income: €(632) thousand

Net finance costs: €0

Income taxes: €106 thousand

Net profit from continuing operations: €(526) thousand

Discontinued operations: €526 thousand

Net profit: €0

Offer by Allergan to Acquire Inamed

On November 14, 2005, Allergan announced a proposal to acquire Inamed, a company with which the Group signed in July 2002 a development and distribution agreement concerning the formulation of botulinum toxin type A, marketed under the brand name Reloxin®, for facial aesthetic medical purposes in the United States, Canada and Japan. See ''Business — Major agreements and partnerships. The Group is only aware of information relating the proposal that has been made public by Allergan''. At the time it announced its acquisition proposal, Allergan also announced that, if it succeeds with its offer, it will sell Inamed's rights with respect to Reloxin®, pursuant to procedures that comply with the relevant contractual provisions and with the consent of the Group. Inamed remains bound by the terms of the July 2002, and the sale of Inamed's rights would require the Group's consent.

Based on the information currently available to the Group, and taking into account the terms of the July 2002 agreement, the Group has no reason to believe that the development and the registration of Reloxin® in the United States would not take place as planned. So far, the recruitment of patients for clinical studies is in process, as are other steps necessary to pursue the registration of this product.

The Group will seek to ensure that in the United States, medical professionals and patients will have access to Ipsen's botulinum toxin-based product under appropriate competitive conditions. The Group has not yet signed a definitive agreement extending Inamed's distribution rights in the field of facial aesthetic medicine to Europe and other territories, and is analysing the possible options in light of the offer made by Allergan.

Agreement with Pfizer

In November 2005, the Group and Pfizer signed an agreement pursuant to which Pfizer will transfer promoting rights for its Artotec® product to the Group in France as of January 1, 2006. Artotec® is a nonsteroidal anti-inflammatory drug which is a diclofenac- and misoprostol-based product (protective gastric agent). Its 2004 sales in France were approximately €9 million, and it is indicated for the symptomatic treatment of rheumatic disorders. The agreement is for an initial period of two years. Under the terms of the agreement, the Group's present sales force in France will market the product to general practitioners and specialists.

In addition, in November 2005, Pfizer and the Group have had discussions concerning the early termination of the agreement for the promotion of Zoxan® (see ''Business — Other agreements''). These discussions relate to the failure to respect the minimum sales target provided for by the agreement, which, according to Pfizer, is grounds for the potential termination of this agreement. The Group disputes Pfizer's analysis, in that it resulted at least in part from the failure of Pfizer to supply adequate volumes of the product. At the date of this Offering Circular, the agreement between Pfizer and the Group for the promotion of Zoxan® has not been terminated and discussions continue between the Group and Pfizer on the possible solutions to the current situation. The Group does not consider that this situation will have a significant negative impact on its activities or on its results.

Outlook

As part of the management of its business, the Group has established operational and financial targets for 2005 as well as for future years. These targets take into account the consequences of the recent events described in ''— Recent developments'' above, in particular the planned withdrawal from the primary care business in Spain, the consequences of the administrative measures recently announced by the French authorities in relation to rebates and the sales tax increase, and the price decrease of the veinotonic class of drugs of which Ginkor Fort® is a part. The targets do not assume a possible future price reduction in France following the statements made by the Health Ministry on September 28, 2005, as described in ''Risk Factors — The prices charged for the Group's medicines depend on regulatory decisions. Certain of the Group's medicines are subject to reduced reimbursement rates in France and may be withdrawn from the list of reimbursable products''. The targets do not assume any possible future external growth transactions. The Group's management established its targets based on the same accounting methods used to establish its pro forma financial statements under IFRS.

Based on these assumptions, the Group's management established an objective of 7% to 7.5% growth in sales in 2005 compared to 2004, based on a constant scope of consolidation. The Group's target is also to increase the operating margin in 2005 by 150 to 200 basis points compared to its 2004 pro forma IFRS financial figures. On the same basis, the Group's target is annual sales growth of between 6.5% and 7.5% for the 2005 to 2007 period and the 2005 to 2008 period, taking into account the fact that Ginkor Fort® will no longer be reimbursed in France as of January 1, 2008. Based on the same assumptions, and taking into account the recently announced governmental measures described elsewhere in this Offering Circular, the Group's objective for the periods above is to limit the decrease in its operating margin to 100 basis points in 2006 and to increase it progressively thereafter to a level close to the 2005 target starting in 2008.

To meet these targets, the Group's management believes that an annual investment of €30 million to €35 million is necessary for the 2005 to 2008 period to maintain and improve the Group's tangible assets, such investment consisting of renewal, productivity and safety investments and investments necessary to meet regulatory requirements. In addition, the Group may be required to invest an additional aggregate amount of €70 million to €80 million over the 2006 to 2008 period in production capacity or to respond to manufacturing needs resulting from the development of its research and development portfolio.

The targets summarised above are based on data, assumptions and forecasts that Ipsen considers to be reasonable. Such data, assumptions and forecasts are subject to change due to uncertainties related to the general economic, financial, competitive and regulatory environment. In addition, the Group's business activities and its ability to meet its targets may be significantly and adversely affected if any of the risks described in ''Risk Factors'' were to materialize. In addition, the targets are based on the success of the Group's strategy presented in ''Business''. Ipsen cannot assure that it will meet its targets and it does not undertake to publish any corrections or update this information. See ''Cautionary Note Regarding Forward-Looking Statements''.

BUSINESS

General Presentation

Ipsen is a European pharmaceutical group founded in 1929, which currently markets more than 20 drugs. The Group's product portfolio includes pharmaceutical products marketed around the world to specialists working in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are its primary areas of development. The Group also markets products in other therapeutic areas in which it has longstanding expertise (gastroenterology, cardiovascular and cognitive disorders). These include mainly primary care products sold in France. In both its targeted therapeutic areas and in primary care, the Group has a diversified portfolio of leading medicines that have demonstrated a good safety profile.

In 2004, the Group recorded pro forma consolidated sales of €770.2 million (including 30.3% outside the five largest western European countries, Germany, Spain, France, Italy and the United Kingdom), pro forma consolidated operating profit of €167.0 million and pro forma consolidated net income of €108.7 million, all as determined in accordance with French GAAP. Its pro forma consolidated net income determined in accordance with IFRS was €117.9 million in 2004. At June 30, 2005, the Group had 3,855 employees in more than 30 countries.

The Group's development strategy is based on a complementary mix of products in the targeted therapeutic areas, which are growth drivers, and primary care products, which help to finance its research activities. This strategy is supported by the active development of international partnerships in marketing and research and development activities.

In 2004, the Group spent 19.1% of its pro forma consolidated sales on research and development activities which, to a large extent, focus on the discovery and development of innovative medicinal products in its targeted therapeutic areas with the aim of fulfilling unmet medical needs. The Group believes it is one of the few pharmaceutical companies among its peers capable of integrating the full spectrum of technologies required to develop complex and innovative products. These technologies include peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems.

The Group's Products

Products Offered in Targeted Therapeutic Areas

In 2004, drugs in the three targeted therapeutic areas accounted for 46.4% of the Group's *pro forma* consolidated sales. These three same drugs also accounted for 75.0% of sales growth compared with 2003, excluding sales of active ingredients and raw materials. The Group offers the following drugs in the targeted therapeutic areas:

Oncology (26.0% of pro forma 2004 consolidated sales)

- *Decapeptyl®*, a peptide formulation for injection that is mainly used in the treatment of advanced prostate cancer.

Endocrinology (9.5% of pro forma 2004 consolidated sales)

- *Somatuline®* and *Somatuline®* Autogel®, sustained-release formulations for injection of a somatostatin analogue peptide, used primarily in the treatment of acromegaly.
- *NutropinAq®*, a liquid formulation for daily use of recombinant human growth hormone used primarily in the treatment of growth failures.
- *Testim® 50 mg Gel,* a testosterone gel used in the treatment of primary and secondary hypogonadism.

Neuromuscular Disorders (10.9% of pro forma 2004 consolidated sales)

- *Dysport®*, a botulinum neurotoxin type A complex, used notably to treat spasticity of upper limbs following a stroke, as well as the spasticity of other muscles.

Primary Care Products

In 2004, primary care drugs generated 47.9% of the Group's *pro forma*consolidated sales (including 71.6% derived from France). The principal drugs are:

Gastroenterology (17.7% of pro forma 2004 consolidated sales)

- *Smecta®*, a natural clay-based drug used in the treatment of both chronic and acute diarrhea.
- *Forlax®*, a drug based on a linear polyethylene glycol polymer used in the treatment of constipation.

Cognitive Disorders (15.2% of pro forma 2004 consolidated sales)

- *Tanakan®*, an oral formulation of EGb 761®, which is extracted from the leaves of the Gingko biloba tree, used principally in the treatment of age-related cognitive disorders.

Cardiovascular (15.0% of pro forma 2004 consolidated sales)

- *Ginkor Fort®*, an oral formulation containing three active ingredients including a standardized Gingko biloba extract, used in the treatment of varicose veins and acute hemorrhoid episodes.
- *Nisis®* and Nisisco®, oral formulations containing valsartan, used in the treatment of arterial hypertension.

Strong Commitment to Research and Development

Most of the Group's research and development activities are focused on its targeted therapeutic areas, and particularly on:

- the discovery and development of new products, especially in oncology and endocrinology, medical fields in which the Group has five drugs currently in clinical trials;
- life cycle management programs for products already on the market, which include both the development of new formulations, alone or with other molecules, and the extension of indications or product registrations in new geographical areas.

The Group's research and development programs are based on the following four technological platforms:

- *Peptide engineering,* which focuses on the modification through synthesis of derivatives of naturally occurring neuropeptide hormones;
- *Protein engineering,* which aims to improve the therapeutic properties of naturally occurring proteins through the selective modification of amino acid sequences;
- *Medicinal chemistry,* which focuses on the discovery of enzyme inhibitors for the treatment of cancer and neuro-degenerative conditions, and also on the search for non-peptide ligands (molecules that attach in preference to one or more receptors) for neuro-peptide hormonal receptors;
- *Advanced drug delivery,* which aims to create and develop innovative formulations for new or existing products in order to optimize the efficacy of the active ingredients while improving patient quality of life and facilitating the use of the products by healthcare professionals.

The Group's Competitive Advantages

The Group believes that it has the following competitive advantages:

- A complementary mix of products in its targeted therapeutic areas and in primary care products.
- Proven financial strength due to its significant recurring cash flows and robust balance sheet.
- An international presence in over 100 countries, with core operations in Western Europe's five largest markets (France, Germany, Italy, Spain and the United Kingdom).
- Proven expertise in cutting-edge technologies, such as medicinal chemistry, peptide engineering, protein engineering and advanced drug delivery systems, which the Group has the ability to employ together at an

early stage of development. In addition, the Group has a biotechnology development and production facility in the United States (Boston).

- The geographic proximity of its four technological platforms based in the United States (Boston) and in Europe (Paris, Barcelona and London) to highly regarded university research centers, enabling the Group to tap into the wealth of scientific expertise available and to hire highly qualified personnel.
- A recognized ability to enter into and manage important partnerships with the world's leading pharmaceutical companies, such as Genentech, Roche, Teijin and Novartis.
- An effective management team with long-standing experience working with the world's leading pharmaceutical companies and a cross-divisional organization structure through its multi-disciplinary teams, which are responsible for devising the Group's research and development and partnership strategy.

Strategy

For a number of years, the Group has pursued a strategy of profitable growth in targeted therapeutic areas that offer strong development opportunities. By focusing on selected serious illnesses with largely unmet medical needs, the Group is able to lower its development costs, improve its risk-reward profile and concentrate its sales force on accessible markets.

Within this framework, the Group uses its technological and commercial expertise, as well as its financial strength to pursue the following strategies:

- ***A growth strategy*** in its targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders) in which the Group intends to become a significant force by marketing innovative treatments to respond to unmet medical needs.
- ***An optimization strategy*** for its primary care products (gastroenterology, cardiovascular and cognitive disorders), including selective investments in product life cycle management programs, partnerships and research and development.
- ***A geographical expansion strategy*** in the most promising markets, with an active program designed to secure marketing approval for its flagship products in targeted therapeutic areas, especially in the United States (Somatuline® Autogel® and Dysport®).
- ***A partnership strategy*** across all its therapeutic areas. The Group seeks partnerships in order to provide development funding in areas where it decides not to pursue programs on its own or where it can benefit from technologies that are complementary to its own platforms, to obtain commercialization rights for third-party products in order to optimize the return from its marketing and sales force investments, and to obtain financial benefits from products that it has discovered in its research activities but that are not part of its core business. Since 2002, the Group has entered into ten major partnership arrangements.
- ***An opportunistic approach*** in other therapeutic areas in which the Group has proven research and development or marketing expertise. For instance, the Group is developing OBI-1, a recombinant molecule used in the treatment of hemophilia, and is preparing to register and launch Febuxostat, a new compound used in the treatment of hyperuricemia (gout) in the European Union.

Company History

The Group's history dates back to 1929, when Doctor Henri Beaufour set up Laboratoires Beaufour in Dreux for the launch of Romarène®, a naturally occurring product derived from rosemary used in the treatment of digestive disorders. In 1954, the Group launched Citrate de Betaine®, a product used in the symptomatic treatment of dyspepsia. Following the opening in 1969 of the Institut Henri Beaufour, the Group's research facility in France, the 1970s represented a period of expansion for the Group's activities in products of natural origin, as it launched Ginkor®, Tanakan® and Smecta®, which all remain major products for the Group and draw on its proprietary expertise.

During the 1970s, the Group decided to focus its activities on peptide engineering products, which represented a visionary strategic advance. In pursuit of this goal, the Group forged close relationships with

US universities and set up Biomeasure, which is spearheaded by the Albert Beaufour *Research Institute*, its peptide product research facility based close to the Boston universities. Through Biomeasure, relationships were established and built up with several US universities.

During the 1980s, ties were forged with Debiopharm. These partnerships led to the marketing of Decapeptyl®, which was launched in 1986 and has driven the Group's international expansion.

During the mid-1980s, the Ipsen Foundation for Therapeutic Research was created. It aims to foster exchanges between top-ranking scientists in life sciences. The Foundation's work has been published for the scientific community. The Group believes that this foundation has helped and continues to help to strengthen its relationships with leading university specialists.

In the late 1980s and early 1990s, the Group's international expansion continued with subsidiaries and offices being set up outside France and the acquisition of foreign companies. Outside Europe, the Company set up a commercial outpost in South-East Asia by opening up a regional office in Kuala Lumpur (Malaysia) in 1987.

To strengthen its presence in the United Kingdom, Northern Europe and the United States and to build a sales platform for its biological products, the Group acquired the UK-based company Speywood (at the time called Porton International) in 1994, which is responsible for developing Dysport®. During this period, the Group also launched in France Somatuline®, its second sustained-release peptide, in March 1995, and Forlax®, in February 1996.

In 1992, the Group initiated its expansion in China, initially by setting up representative offices and then in 1997 by setting up a subsidiary with a view to establishing an active presence there. In 2000, the Group opened a manufacturing facility at which it produces Smecta® for the Chinese market. At June 30, 2005, the Group employed 383 personnel in China.

In 1998, the PAI FBO Fund, Paribas (now BNP Paribas), CDC Participations and the Schwabe family acquired a significant shareholding in the capital of Mayroy, the holding company that controls the Group.

In December 2001 and January 2002, the Group launched Somatuline® Autogel® in the United Kingdom and in France. This launch was then extended to various other countries, strengthening the Group's position vis-à-vis Novartis, its principal rival in this product segment.

Since 2002, the Group has forged a number of partnerships to enrich its research and development portfolio and extend its product range. Noteworthy agreements include the following:

- an agreement with Inamed in July 2002, pursuant to which Inamed is to develop and market Dysport® in the United States, Canada and Japan for facial aesthetic medical purposes;
- an agreement with Genentech in September 2002 for the Group to market worldwide (except in North America, Mexico and Japan) a growth hormone under the NutropinAq® brand name;
- an agreement with Novartis in March 2003 for the Group to market two anti-hypertension products (Nisis® and Nisisco®) used in the treatment of cardiovascular conditions;
- an agreement with Spirogen (a UK biotechnology company) in May 2003 for the development of a new chemical entity in oncology and concerning access to technologies and compounds belonging to Spirogen;
- an agreement with Teijin (a Japanese conglomerate) in July 2003 to develop and market in Japan molecules belonging to the Group (endocrinology) and to develop and market in Europe a product for the treatment of hyperuricemia belonging to Teijin (Febuxostat);
- an agreement with Roche in October 2003 for Roche to develop and use a class of anti-diabetic GLP-1 drugs invented and patented by the Group;
- an agreement with Sterix, a UK company acquired by the Group in February 2004, enabling the Group to expand its research and development portfolio in oncology;
- an agreement with Auxilium in March 2004 for the Group to market worldwide (outside North America and Japan) a testosterone gel under the Testim® brand name;

- an agreement in November 2004 with Genentech concerning the research and development of sustained-release formulations of recombinant growth hormones using Genentech's, the Group's or third-party technological platforms.

- a preliminary agreement with Inamed in January 2005 concerning the exclusive distribution of certain formulations of botulinum toxin for facial aesthetic medical purposes worldwide, except in the United States, Canada and Japan.

In 2004, the Group launched NutropinAq® in 12 European countries and Decapeptyl® in Germany.

During the first half of 2005, the Group launched Testim® 50 mg Gel in Germany and in the United Kingdom. These product launches are due to be extended to the rest of Europe and subsequently to the rest of the world.

In March 2005, the Group inaugurated the *BioProcess Sciences Research Center* at its campus near Boston. This biotechnology facility complements the research and development center's activities already present at the same location. The new site houses a team of biotechnologists specializing in the development processes specific to genetic engineering, industrial development, analysis and formulation of proteins, production, quality assurance and quality control.

In June 2005, the Group reorganized its operations by transferring to the Company all the assets and operational holdings previously held by Mayroy, its majority shareholder. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Preliminary note regarding pro forma presentation''.

Products

General Data

Twenty products are currently marketed by the Group, seven of which each generated sales of over €30 million per product in 2002, 2003 and 2004.

The following table shows an analysis of pro forma consolidated sales by therapeutic area:

	Year Ended December 31,		
	2004	2003	2002
	(in thousands of euros)		
Targeted therapeutic areas			
Oncology	200,259	182,181	179,082
Endocrinology	73,194	59,906	46,452
Neuromuscular disorders	83,677	70,078	61,325
Sub-total, Targeted areas	357,130	312,165	286,859
Primary care			
Gastroenterology	136,250	131,729	128,124
Cognitive disorders	116,703	121,745	125,948
Cardiovascular	115,814	99,697	81,932
Sub-total, Primary care	368,767	353,171	336,004
Other areas	14,744	15,375	18,489
Active ingredients and raw materials	29,542	56,514	56,464
***Pro forma* consolidated sales**	770,183	737,225	697,816

The Group's principal product, Decapeptyl®, generated 25.8% of *pro forma* consolidated sales in 2004. The Group's three best-selling products (Decapeptyl®, Tanakan® and Dysport®) contributed 51.7% of *pro forma* consolidated sales during the same year.

The following table shows the main therapeutic uses of the Group's nine top-selling products (Decapeptyl®, Somatuline®, Dysport®, Smecta®, Forlax®, Tanakan®, Ginkor Fort®, Nisis® and Nisisco®), which together accounted for 87.2% of *pro forma* 2004 sales.

Name of Product	Therapeutic Area[1]	Principal Therapeutic Indications[2]
Targeted therapeutic areas		
Decapeptyl®	Oncology	Advanced metastatic prostate cancer; uterine fibroids; endometriosis; early-onset puberty; female sterility (*in vitro* fertilization)
Somatuline®	Endocrinology	Acromegaly; neuroendocrine tumors.
Dysport®	Neuromuscular disorders	Motor disorders and muscular spasticity (cervical dystonia; cerebral palsy; involuntary eyelid spasms and hemifascial spasms)
Primary care		
Smecta®	Gastroenterology	Chronic and acute diarrhea; symptomatic treatment of pain linked to oesophagealgastroduodenal conditions and colic.
Forlax®	Gastroenterology	Constipation.
Tanakan®	Cognitive disorders	Age-related cognitive impairment; physiological deficiencies caused by disease; vertigo; retinal problems; acute or chronic hearing impairment; tinnitus.
Ginkor Fort®	Cardiovascular	Varicose veins; acute hemorrhoid episodes.
Nisis® and Nisisco®	Cardiovascular	Hypertension.

(1) Products are classified into therapeutic areas based on their primary indications.

(2) Therapeutic indications of products vary from country to country.

The following table shows a breakdown for the years ended December 31, 2003 and 2004 and for the first six months of 2005 of *pro forma* consolidated sales by therapeutic area, separately indicating sales generated by the Group's nine top-selling products (Decapeptyl®, Somatuline®, Dysport®, Smecta®, Forlax®,

Tanakan®, Ginkor Fort®, Nisis® and Nisisco®), which together accounted for 87.2% of *pro forma* 2004 sales.

Product Name[1]	December 2003	%	December 2004	%	June 2005	%
			(in thousands of euros)			
Décapeptyl®	181,185	24.6%	198,892	25.8%	106,136	25.7%
Other oncology products	995	0.1%	1,367	0.2%	551	0.1%
Oncology	182,180	24.7%	200,259	26.0%	106,687	25.9%
Somatuline®	59,638	8.1%	72,146	9.4%	40,786	9.9%
Other endocrinology products	268	0.0%	1,048	0.1%	2,125	0.5%
Endocrinology	59,906	8.1%	73,194	9.5%	42,911	10.4%
Dysport®	68,979	9.4%	82,544	10.7%	45,395	11.0%
Other neuro-muscular disorder products	1,099	0.1%	1,133	0.2%	633	0.2%
Neuro-muscular products	70,078	9.5%	83,677	10.9%	46,028	11.2%
Targeted therapeutic areas	**312,164**	**42.3%**	**357,130**	**46.4%**	**195,626**	**47.4%**
Smecta®	65,529	8.9%	65,383	8.5%	32,334	7.8%
Forlax®	37,518	5.1%	39,472	5.1%	21,874	5.3%
Other gastro-enterology products	28,682	3.9%	31,395	4.1%	16,170	3.9%
Gastroenterology	131,729	17.9%	136,250	17.7%	70,378	17.1%
Tanakan®	121,745	16.5%	116,703	15.2%	60,942	14.8%
Cognitive disorders	121,745	16.5%	116,703	15.2%	60,942	14.8%
Ginkor Fort®	60,595	8.2%	59,139	7.7%	31,271	7.6%
Nisis® and Nisisco®	18,509	2.5%	37,232	4.8%	20,928	5.1%
Other cardiovascular products	20,593	2.8%	19,443	2.5%	8,836	2.1%
Cardiovascular	99,697	13.5%	115,814	15.0%	61,035	14.8%
Primary care	**353,171**	**47.9%**	**368,767**	**47.9%**	**192,355**	**46.6%**
Other products, other areas	15,376	2.1%	14,744	1.9%	8,364	2.0%
Other areas	15,376	2.1%	14,744	1.9%	8,364	2.0%
Total Pharmaceutical areas	**680,711**	**92.3%**	**740,641**	**96.2%**	**396,344**	**96.0%**
Pharmaceutical-related	56,514	7.7%	29,542	3.8%	16,360	4.0%
Pro forma consolidated sales	**737,225**	**100.0%**	**770,183**	**100.0%**	**412,704**	**100.0%**

(1) Products are classified into therapeutic areas according to their main indications.

Targeted Therapeutic Areas

The products currently marketed by the Group in each of its targeted therapeutic areas are described below:

Oncology

Decapeptyl®

Decapeptyl® is a peptide formulation for injection that was initially developed and continues to be used predominantly in the treatment of advanced metastatic prostate cancer. Additional indications developed subsequently include the treatment of uterine fibroids (a benign tumor of muscle tissues in the uterus), endometriosis (proliferation of endometrial tissue, the mucous membrane that lines the uterine wall outside the reproductive tract) prior to surgery or when surgery is not deemed appropriate, as well as early-onset puberty and female infertility (*in vitro* fertilization). Decapeptyl® is available in monthly or quarterly sustained-release formulations, as well as a daily formulation.

Active Ingredient

The active ingredient in Decapeptyl® is triptorelin, a decapeptide analogue of GnRH (Gonadotrophin Releasing Hormone), a hormone secreted by the hypothalamus, which initially stimulates the release of pituitary gonadotrophins (hormones produced by the pituitary gland), which in turn control hormonal secretions by the testes and ovaries.

Indications

Prostate Cancer. Decapeptyl® is mainly indicated in the treatment of advanced metastatic prostate cancer. In this indication, Decapeptyl® temporarily increases the concentration of testosterone and dihydro testosterone, but continuous administration paradoxically leads to a reduction in plasmatic testosterone concentration. After two to three weeks' treatment, testosterone is reduced to levels below the castration threshold, thereby depriving prostate tumors of one of the main hormones promoting tumor development.

Uterine Fibroids. Decapeptyl® is used to reduce the risk of blood loss following ablative surgery to remove uterine fibroids and to relieve symptoms such as abdominal pain, dysmenorrhea (painful menstruation) and menorrhagia (excessive menstrual bleeding) associated with uterine fibroids through the reduction in their hormonal stimulation.

Endometriosis. Decapeptyl® is used as a treatment aiming to suppress estrogen secretion, depriving the ectopic endometrial tissue of the critical stimulus it needs to grow.

Marketing

Decapeptyl® was initially launched in France during 1986. At June 30, 2005, Decapeptyl® had marketing authorizations in 65 countries, including 24 in Europe. Decapeptyl® was launched in the United Kingdom in late 2003 (quarterly formulation) and in Germany during 2004 (under the Pamorelin® brand). In 2004, 68.9% of Decapeptyl® sales derived from the Major Western European countries, 23.4% from other European countries and 7.7% from the rest of the world. Rival products vary according to their therapeutic uses, but chiefly comprise Enantone® (Takeda/Wyeth/Abbott), Zoladex® (Astra Zeneca), Eligard® (Yamanouchi) and, for in vitro fertilization, Cetrotide® (Serono).

In 2004, the market share of Decapeptyl® sustained-release formulations, as a percentage of sales of sustained-release formulations in the H1C1 and L2A3 classes in the principal countries where they are marketed, is set out in the following table:

— Italy:	38%
— Spain:	37%
— France:	35%

Source: IMS MIDAS/Ex-manufactures

Decapeptyl® is prescribed principally by the following specialists: urologists, andrologists, oncologists, radiotherapists, pediatric endocrinologists, gynecologists, obstetricians and *in vitro* fertilization specialists.

Intellectual Property

Debiopharm, which holds the patent to pamoate formulations of Decapeptyl®, has granted the Group an exclusive license to Decapeptyl® within the European Union (outside Sweden) and in certain other countries. Debiopharm has also granted the Group a co-exclusive license to manufacture Decapeptyl® within the European Union (outside Sweden) and in certain other countries (with Debiopharm nonetheless retaining the right to manufacture and supply Decapeptyl® for its own purposes and those of its other licensees in territories not licensed to the Group). The pamoate formulations of Decapeptyl® (which contributed 65.5% of Decapeptyl®'s total sales in 2004) are protected by patents until 2010 and are composed monthly and quarterly administration formulations. The acetate formulations of Decapeptyl® (which contributed 34.5% of Decapeptyl®'s total sales in 2004) have not had any patent protection since 2001, with the exception of France, where an additional certificate of protection expired in August 2005 and in Italy where an additional certificate of protection is valid until November 2007. These formulations include daily and monthly administration formulations.

Research and Development

To manage the life cycle of Decapeptyl®, the Group is pursuing the following developments:

- Under the aegis of the *International Breast Cancer Study Group*, the Group is participating in a study of the treatment of pre-menopausal breast cancer comparing the standard treatment regimen with a hormone therapy combining Decapeptyl® with estrogen-suppressing agents, such as Aromasin®, which is marketed by Pfizer. Hormone therapy for cancer offers a better tolerated option to traditional chemotherapy and is particularly suitable for long-term treatment.
- Development of sustained-release formulations over a period of at least four months.

Endocrinology

Somatuline®

Somatuline® and Somatuline® Autogel® are sustained-release formulations for injection containing Lanreotide, a somatostatin analogue (a hormone that inhibits the release of growth hormone). Somatuline® was initially developed and continues to be used mainly in the treatment of acromegaly, a disorder caused by the over-production of growth hormone or prolactin due to a benign tumor of the anterior pituitary gland. This product subsequently underwent further development in the treatment of symptoms associated with neuroendocrine tumors (particularly of a carcinoid type).

The Group believes that the Somatuline® Autogel® formulation, to which it holds the patent, represents a major technological advance. As far as the Group is aware, this represents the first semi-solid formulation for injection without any excipient, since the active ingredient itself controls the sustained-release. Somatuline® Autogel® releases the active ingredient with no excipient other than water over a period of at least 28 days, thus requiring one single injection per month compared with the two or three injections previously necessary. This product is presented in a pre-filled syringe for easier administration.

Active Ingredient

The active ingredient in Somatuline® and Somatuline® Autogel® is Lanreotide, which inhibits the growth and secretion of several endocrine, exocrine and paracrine functions. It is particularly effective in inhibiting the secretion of growth and digestive hormones.

Indications

Acromegaly. Somatuline® is used primarily in the treatment of acromegaly when circulating levels of growth hormone remain high despite surgery or radiotherapy. Somatuline® inhibits growth hormone release and thus controls the therapeutic and relieves the symptoms associated with elevated levels of this hormone.

Neuroendocrine Tumors. Somatuline® also treats the symptoms associated with neuroendocrine tumors, particularly of a carcinoid type, by inhibiting the over-production of hormones secreted by these tumors.

Marketing

Somatuline® was initially launched in France in 1995. At June 30, 2005, Somatuline® and Somatuline®Autogel® had marketing authorizations in 53 countries (including 24 in Europe) for the treatment of acromegaly and neuroendocrine tumors and in four countries (including two in Europe) for the treatment of acromegaly alone.

In 2004, 71.9% of the sales generated by Somatuline® and Somatuline® Autogel® derived from the Major Western European countries, 23.8% from other European countries and 4.3% from the rest of the world. Somatuline® Autogel® accounts for 68.6% of total sales of this product. Novartis' Sandostatine® is the drug's main rival.

In 2004, the market share of Somatuline®, as a percentage of sales of the specific molecules lanreotides, octreotide and pegvisomant in sustained-release formulations (in the H1C2 class) in the principal countries where it is marketed, is set out in the following table:

— France:	54%
— United Kingdom:	38%
— Spain:	36%
— Italy:	19%

Source: IMS MIDAS/Ex-manufactures

Somatuline® and Somatuline® Autogel® are prescribed mainly by endocrinologists, gastroenterologists, oncologists, surgeons and intensive care specialists.

Intellectual Property

The Group holds an exclusive worldwide license granted by Tulane University (United States) to manufacture, use and market the active ingredient in Somatuline® (Lanreotide) and is the direct holder of the patent covering the Somatuline® Autogel® formulation. The Group holds patents to the Somatuline® Autogel® formulation, which are set to expire in 2015 in Europe and in the United States. The patent protecting the active ingredient is set to expire in 2006 in the United States and in December 2005 in Europe, except for Belgium, France, Italy, Luxembourg and the United Kingdom in which additional certificates of protection remain valid until 2009.

Research and Development

An application for marketing authorization in the United States has been submitted for Somatuline® in the treatment of acromegaly. In response, the *Food and Drug Administration* (FDA) issued an approvable letter, subject to the completion of additional studies, including an analysis of its potential to cause cancer.

The Group is currently finalizing its work as part of the preparation of submissions for Somatuline® Autogel®, in respect of which an application for marketing authorization is likely to be made in the United States during 2006 for the treatment of acromegaly. Additional Phase III and IV clinical trials for Somatuline® Autogel® are planned for the treatment of neuroendocrine tumors in the United States and in Europe.

The Group is also pursuing the development of sustained-release formulations for treatment durations of approximately three months.

In Japan, the Group's partner, Teijin, is on the verge of completing Phase I clinical trials of Somatuline® Autogel® in the symptomatic treatment of acromegaly.

NutropinAq®

Active Ingredient

NutropinAq® is a liquid formulation of recombinant human growth hormone to be used with the NutropinAq® Pen. The growth hormone is involved in several physiological processes including growth in stature and bone development.

Indications

NutropinAq® is prescribed for (i) the long-term treatment of children with growth failure due to inadequate endogenous growth hormone secretion; (ii) the long-term treatment of growth failure associated with Turner's syndrome; (iii) the treatment of prepubertal children with growth failure associated with chronic renal insufficiency before a kidney transplantation; and (iv) the treatment of adults with growth hormone deficiency, which is either childhood or adult-onset.

Marketing

In September 2002, Genentech, a US company specialized in biotechnology, granted the Group exclusive marketing rights for NutropinAq® worldwide outside North America, Mexico and Japan. Genentech has pioneered the development of growth hormones and is currently one of the leading players in the United States market. In 2004, it posted product sales of $3,749 million, of which $354 million related to growth hormones, in each case according to Genentech's 2004 annual report.

NutropinAq® is a ready-to-use product, which puts it at a significant advantage in a competitive market in which only Novo Nordisk's Norditropin® has the same strength.

In 2004, revenues related to sales of NutropinAq® were less than €1 million.

At June 30, 2005, the Group had marketing authorizations for 29 countries, including 27 in Europe. The product was launched in 14 countries across Europe during 2004 and 2005, and there are plans to introduce it in five more countries during 2006.

Growth hormones are prescribed by pediatric and adult endocrinologists.

Intellectual Property

The pharmaceutical composition of NutropinAq® is protected by a European patent belonging to Genentech and expiring on July 29, 2013. A European patent held by Pharmacia may also cover this pharmaceutical compound. However, the Opposition Division of the European Patent Office granted Genentech's request to limit pharmaceutical patent so that it no longer covers NutropinAq®. This ruling was appealed by Pharmacia on June 6, 2005. If the Technical Board of Appeal of the European Patent Office grants Pharmacia's appeal, Pharmacia could claim that NutropinAq® infringes its patent and the Group may have to pay a compensatory royalty to Pharmacia, if such a claim were successful.

Research and Development

Within the framework of its agreement with Genentech signed in September 2002, the Group received from Genentech a copy of the registration file compiled by Genentech and filed with the Food and Drug Administration (FDA) in January 2004 with a view to extending its accepted indications to the treatment of idiopathic short stature. The Group is currently evaluating the file and is considering filing its own application for an extension to this indication with the European Medicines Agency (EMEA) in 2006.

The Group is also pursuing, in collaboration with the University of Gothenburg (Sweden), a Phase II study with NutropinAq® for the prevention of growth failure through long-term treatment with high-dose glucocorticoids in children.

The Group is also pursuing research and development projects, within the framework of the agreement signed with Genentech in November 2004, aiming to develop a sustained-release formulation for recombinant growth hormone.

Testim® 50 mg Gel

Testim® 50 mg Gel is a testosterone gel prescribed as a hormone replacement therapy for patients with primary or secondary hypogonadism. It is commonly recognized that around 20% of men over 60 years old have insufficient testosterone levels. Testim® 50 mg Gel can be used to treat these insufficiencies.

Active Ingredient

Testim® 50 mg Gel is a clear to translucent hydroalcoholic gel containing 1% testosterone, i.e. 50 mg per 5.0 g tube.

Indications

Testim® 50 mg Gel is indicated as a hormone replacement therapy to restore serum testosterone levels in adult males and improve health problems related to reduced testosterone levels, such as loss of muscular mass, decrease in sexual desire, sexual libido and frequency of erectile function resulting from primary or secondary hypogonadism.

Marketing

Testosterone gels have revolutionized the treatment of testosterone deficiency since they were introduced in the United States in 2000 and in Europe in 2003, gradually replacing the other formulations (oral, injection or patch forms) and thus significantly contributing to market expansion.

In March 2004, the Group acquired exclusive marketing rights to Testim® 50mg Gel worldwide, excluding North America, Mexico and Japan, from the US company Auxilium. Auxilium itself obtained the rights to the product from the US company Bentley Pharmaceuticals.

In 2004, revenues related to the sales of Testim® 50 mg Gel were less than €1 million.

Testim® 50 mg Gel obtained marketing authorization from the Food and Drug Administration (FDA) in the United States in March 2003, and marketing authorization for the United Kingdom in June 2003. Testim® 50 mg Gel was launched in the United States market by Auxilium, and is available to urologists, andrologists and endocrinologists. At June 30, 2005, Testim® 50 mg Gel was approved in 15 European countries under the mutual recognition procedure. Testim® 50 mg Gel was launched in Germany during January 2005, in the United Kingdom during April 2005 and in the Netherlands during July 2005.

Treatment of low testosterone levels is the responsibility of endocrinologists, urologists and andrologists.

Intellectual Property

Testim® 50 mg Gel is protected by two sets of patents licensed to the Group by Auxilium, which itself is a licensee of Bentley Pharmaceuticals. One patent covers the European Union and several other countries in which the product will be marketed. The patents encompass the transcutaneous administration agent CPE 215 that is part of Testim® 50 mg Gel's composition. This patent expires in 2006, following which rival products combining testosterone and CPE 215 may be marketed by other companies. This said, the Group also holds the license to use a patent application filed by Bentley Pharmaceuticals in 2003, which is intended to protect Testim® 50 mg Gel. If this application is successful, the product will be protected until 2023.

Neuromuscular Disorders

Dysport®

Dysport®, which acts as a curariform (immobilizes muscles), was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifascial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders.

Active Ingredient

The active ingredient in Dysport® is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction by inducing localized reversible immobility (lasting three to six months) in the targeted muscle.

Indications

Cervical Dystonia. Dysport® treats all forms of cervical dystonia.

Cerebral Palsy in Children. Dysport® treats spasticity of the leg muscles in children with cerebral palsy. Cerebral palsy is a motor disorder resulting from damage to the brain that generally occurs at birth.

Blepharospasm/Hemifascial Spasm. Dysport® is indicated in the treatment of blepharospasms, which is the involuntary closing of the eyes caused by a spasm of the muscles surrounding the eyes. A hemifascial spasm is similar to a blepharospasm, but affects only one side of the face.

Marketing

Dysport® was originally launched in the United Kingdom in 1991. At June 30, 2005, Dysport® had marketing authorizations in 69 countries (including 27 in Europe). In 2004, 51.1% of Dysport®'s sales derived from the Major Western European countries, 21.7% from other European countries and 27.2% from the rest of the world. The drug's main rival is Allergan's Botox®. The Group also faces competition in this segment from Elan's NeuroBloc®/Myobloc® and will also have to contend with new introductions by Merz and other companies.

In 2004, the market share of Dysport®, as a percentage of sales of the specific molecules clostridium botulinum toxin types A and B (in the M3A0 class) in the principal countries where it is marketed, is set out in the following table:

— United Kingdom:	72%
— France:	55%
— Germany:	48%
— Italy:	45%
— Spain:	29%

Source: IMS MIDAS/Ex-manufactures

Dysport® is prescribed chiefly by neurologists, neuro-pediatricians, ENT specialists, ophthalmologists, dermatologists, plastic surgeons, gastroenterologists, urologists, and sports medicine and physical therapy specialists.

In July 2002, the Group entered into a development and distribution agreement with Inamed under which the Group granted Inamed an exclusive right to develop, sell and market certain formulations of botulinum toxin for use in the treatment of facial aesthetic medicine in the United States, Canada and Japan. Furthermore, in January 2005, it entered into a preliminary agreement concerning the distribution by Inamed of certain botulinum toxin formulations in aesthetic medicine indications in Germany, Spain, France, Italy and the United Kingdom, as well as in other countries at Inamed's option other than the United States, Canada and Japan. See "Business — Major agreements and partnerships" and "Management's Discussion and Analysis of the Results of Operations and Financial Condition — Recent Developments — Offer by Allergan to Acquire Inamed."

Intellectual Property

Botulinum toxin, which is the active ingredient in Dysport®, does not have any patent protection. The Group holds an exclusive worldwide license granted by the UK *Health Protection Agency* (HPA), formerly known as the *Center for Applied Microbiology and Research,* enabling it to use and to sell the botulinum neurotoxin type A complex, which is the active ingredient in Dysport®. The Group holds the right to manufacture this toxin using the HPA's expertise. The Group currently manufactures the toxin itself. The Group has also filed 11 patent applications concerning new therapeutic applications of botulinum toxin, as well as filing three other requests, eight of which have not been published to date.

Research and Development

During August 2005, the Group initiated Phase III clinical trials with Dysport® in the United States in the treatment of cervical dystonia.

Dysport® is currently undergoing Phase II clinical trials in the treatment of myofascial pain.

Dysport® is currently undergoing Phase III clinical trials in the United States for aesthetic medicine indications (frown lines) led by Inamed under the development and distribution agreement entered into by the Group with the company. Provided the outcome of these trials is positive, Inamed plans to file regulatory submissions with the FDA during 2007 under a brand name other than Dysport®.

In Europe, the Group has conducted Phase III clinical trials of Dysport® and is currently overseeing the registration procedures for aesthetic medicine indications (more specifically, frown lines) in France and Germany. Registration of Dysport® under the mutual recognition procedure is planned for 2006. Subject to the finalization of a distribution agreement with Inamed, with which the Group entered into a preliminary agreement in January 2005, Inamed may market this product in Europe once it has been registered under a brand name other than Dysport®.

Primary Care Products

The principal products currently marketed by the Group in primary care are described below.

Gastroenterology

Smecta®

Smecta® is an oral formulation devised by the Group. It is used in the treatment of both chronic and acute diarrhea in adults and children and in the symptomatic treatment of pain associated with esophageal, gastric, duodenal or colonic disorders.

Active Ingredient

Smecta®'s active ingredient is diosmectite, a natural clay processed for therapeutic use.

Marketing

The Group launched Smecta® in France in 1977. At June 30, 2005, it held marketing authorizations for Smecta® in 71 other countries. In 2004, 35.6% and 30.4% of Smecta®'s sales derived respectively from France and China, the main markets for the product. Rival drugs are: Imodium® and Arestal® (Janssen Cilag), Ercefuryl® (Sanofi-Aventis), Ultralevure® (Biocodex) and Tiorfan® (Bioproject Pharma).

Smecta® is prescribed primarily by general practitioners, gastroenterologists and pediatricians.

Intellectual Property

Smecta® was protected by a patent, which expired in 1995.

Forlax®

Forlax® is an oral laxative created by the Group. It is used in the treatment of constipation.

Active Ingredient

Forlax®'s active ingredient is Macrogol 4000, a linear polyethylene glycol polymer.

Marketing

The Group launched Forlax® in France in 1996 and has since obtained marketing authorizations in 71 other countries. In 2004, 87.2% of Forlax®'s sales derived from the Major Western European countries. The main rival drugs are Duphalac® (Solvay Pharma), and Movicol® (Norgine Pharma).

Forlax® is prescribed primarily by general practitioners, gastroenterologists, gynecologists, gerontologists and pediatricians.

Intellectual Property

Forlax® has never been protected by a patent.

Cognitive Disorders

Tanakan®

Tanakan® is an oral formulation of EGb 761®, extracted from the leaves of the Gingko biloba tree (dioecious tree in the Ginkgoaceae family) using a standardized process that ensures a consistent composition of the various pharmacologically active ingredients. It was initially developed in the treatment of various vascular and neurological disorders, mainly the treatment of age-related cognitive impairment, pathophysiological deficiencies, vertigo, tinnitus, acute or chronic hearing difficulties and retinal disorders (visual impairment).

Active Ingredient

The active ingredient in Tanakan®, EGb 761®, is extracted from Ginkgo biloba leaves cultivated under controlled conditions in specially designed plantations. It contains natural substances with antioxidant, neuroprotective and vasoactive properties (i.e. it increases the diameter of capillary vessels and hence improves microcirculation).

Indications

Age-related Cognitive Disorders. Tanakan® is indicated in the treatment of the pathological decline in age-related cognitive functions, such as impaired intellectual capacities, together with memory and attention disorders.

Pathophysiological Deficiency. Tanakan® is also indicated in the treatment of a number of cognitive disorders of degenerative origin (such as Alzheimer's disease), mainly of a vascular or consolidated type.

Cochleovestibular Disorders. Tanakan® is indicated in the treatment of symptoms of vertigo (such as equilibrium and instability disorders) and tinnitus (such as buzzing or whistling in the ears), and acute or chronic hearing impairment.

Retinal Deficit. Tanakan® is also used in the treatment of visual impairment and vision disorders of vascular origin.

Marketing

Tanakan® was initially launched in France in 1975. At June 30, 2005, Tanakan® had been approved for use in 63 other countries, mainly in Europe and Asia. Since 2004, it has been indicated and reimbursed in Belgium in the symptomatic treatment of mild to moderate forms of Alzheimer-type dementia associated with memory disorders and cognitive disorders. In 2004, 78.9% of Tanakan®'s sales derived from the Major Western European countries (including 74.2% in France). The main rival drugs in this area are: Fonzylane® (Lafon/Céphalon), Praxilene® (Lipha Santé), Sermion® (Sanofi-Aventis), Torental® (Sanofi-Aventis) and Nootropyl® (UCB Pharma).

Tanakan® is prescribed primarily by general practitioners, neurologists, psychiatrists, ENT-specialists and ophthalmologists.

The Group faces uncertainties concerning the pricing of Tanakan® and its reimbursement in France. A notice published on February 25, 2004, by the French Transparency Committee stated that the medical benefits provided by Tanakan® are insufficient in two indications, namely the symptomatic treatment of intermittent claudication due to obliterating arteriopathy of the lower limbs and the symptomatic treatment of the pathological decline in age-related cognitive and sensorial functions, with the exception of Alzheimer's disease and other types of dementia. To justify the reimbursement of this product, the Group is endeavoring to validate the clinical benefits of Tanakan® in the treatment of age-related cognitive impairment and behavioral disorders. See ''— Research and development — Other research and development programs — Cognitive disorders — Tanakan®''.

Intellectual Property

EGb 761® is protected by two patents, one granted to Dr. Willmar Schwabe (''Schwabe''), with which the Group has a longstanding relationship, and the other granted to the Italian company Indena. The Group holds licenses to these patents entitling it to manufacture, use and sell products containing Ginkgo biloba extracts, including EGb 761®.

Research and Development

The Group is currently investigating EGb 761®, the Ginkgo biloba extract in Tanakan®, in the treatment of neurodegenerative disorders, such as Alzheimer's disease. Over 8,000 patients are taking part in these research programs, and seven clinical trials are currently in progress, some being conducted in the United States by the National Institutes of Health. See ''— Research and Development''.

Cardiovascular

Ginkor Fort®

Active Ingredient

Ginkor Fort® is an oral formulation containing three active ingredients, namely troxerutin A (a vasoactive rutin analogue, a flavonoid of plant origin), heptaminol chlorhydrate and a standardized Ginkgo biloba extract. It is used in the treatment of vascular conditions, of varicose veins and acute hemorrhoid episodes.

Marketing

This product was initially launched as Ginkor® in France in 1972 and subsequently changed its name to Ginkor Fort® in France during 1989. The Group sells Ginkor Fort® chiefly in France from where it derived 93.4% of the product's sales during 2004. At June 30, 2005, Ginkor Fort® also had marketing authorizations in 52 other countries. The drug's principal rivals in this area are: Daflon®(Servier), Endotelon® (Sanofi-Aventis) and Veinamitol® (Negma-Lerads).

Ginkor Fort® is prescribed primarily by general practitioners and the following specialists: gastroenterologists, gynecologists, phlebologists (vein specialists) and dermatologists.

The Group faces uncertainties concerning the pricing of Ginkor Fort® and its reimbursement in France. The French Supreme Health Authority, which was created by the French law of August 13, 2004, is responsible for re-evaluating the entire scope of the pharmaceutical products marketed in France and for issuing an opinion on whether to continue reimbursement of drugs. On September 15, 2005, the French Supreme Health Authority issued a notice recommending the removal of 221 specialty drugs from the list of reimbursable drugs, including all members of the veinotonic class of drugs including Ginkor Fort®. On the basis of this recommendation, the French government announced on September 28, 2005 its intention to decrease the reimbursement rate of veinotonic drugs, to which Ginkor Fort® belongs, to 15% starting on January 1, 2006, and to completely withdraw them from the list of reimbursable medications starting on January 1, 2008. In addition, on October 12, 2005, the French Health Minister announced a 20% price decrease in the veinotonic class of drugs, to which Ginkor Fort® belongs.

Intellectual Property

As described in the Tanakan® section above, EGb 761® is covered by two patents granted to Schwabe and Indena. The Group holds licenses to use these patents, entitling it to manufacture, use and sell products containing Ginkgo biloba extracts, including EGb 761®.

Nisis® and Nisisco®

In 2003, the Group added Nisis® and Nisisco®, two antihypertensive products, to its portfolio by signing an agreement with Novartis, to market the products in France, Andorra and Monaco. See ''Business — Major agreements and partnerships''.

Active Ingredient

Nisis® is an oral formulation containing valsartan, while Nisisco® contains valsartan and hydrochlorothiazide. The products are used in the treatment of arterial hypertension. The active ingredient in Nisis® and Nisisco® is valsartan, a synthetic angiotensin II antagonist compound.

Marketing

Nisis® and Nisisco® were initially launched in France by Aventis (a predecessor of Sanofi-Aventis). Following the contracts entered into with Novartis and Aventis in March 2003, the Group holds marketing authorizations and has marketed Nisis® and Nisisco® in France since May 2003. In 2004, these two products generated sales of €37.2 million. The main drugs competing with Nisis® and Nisisco® in this area are class C9C and C9D specialties: Aprovel® and Coaprovel® (BMS-Sanofi), Cozaar®, Hyzaar® and Fortzaar® (Merck), Tareg® and Cotareg® (Novartis), Atacand® and Hytacand® (Astra-Zeneca) and Kenzen® and Cokenzen® (Takeda).

Nisis® and Nisisco® are prescribed by cardiologists and general practitioners.

Intellectual Property

Novartis holds a European patent to the compound carrying the DCI valsartan (synthetic angiotensin II antagonist). This patent is complemented in France by an additional certificate protecting valsartan until May 12, 2011. Two European patent applications covering sustained-release formulations of valsartan and valsartan/hydrochlorothiazide are currently being assessed. The first one was granted on September 22, 2004 and will expire on June 18, 2017.

Products in Other Therapeutic Areas

The Group sells a number of other products. During 2004, sales generated by the Group's other products amounted to €14.7 million or 1.9% of its consolidated sales.

Research and Development

The Group's research and development activities are focused on the discovery and development of new molecules as well as on programs relating to life cycle management for products already marketed by the Group (development of new formulations or extensions to other indications and product registrations in new geographical areas). The Group's significant research and development effort is complemented by an active partnership policy.

The Group's research and development programs are based on four technological platforms: peptide engineering, protein engineering, medicinal chemistry and advanced drug delivery systems. This array of technologies is necessary to meet the Group's objectives:

- fulfilling unmet medical needs,
- optimizing the efficacy of active ingredients,
- providing patients with better quality of life and
- facilitating administration of these products by healthcare personnel.

Integration of these platforms drives the discovery of complex and innovative products for the treatment of severely debilitating or life-threatening diseases in the Group's targeted therapeutic areas.

One of the best examples of this approach is the proprietary, patented formulation of Somatuline® Autogel®, a product that illustrates the Group's ability to combine the results of its research in peptides with advanced drug delivery technologies.

Pursuant to its aim of developing and maintaining a global presence among specialists within its targeted therapeutic areas, the Group has established an international network of research and development facilities based in areas giving it access to key expertise in academic research and to employees skilled in technology and development processes (pharmaceutical, preclinical, clinical and regulatory).

Furthermore, the Group recently inaugurated the *BioProcess Sciences Research Center*, a biotechnology unit complementing the activities of the Boston center. The new site houses a team specializing in the development processes specific to genetic engineering, industrial development, analysis and formulation of proteins, production, quality assurance and quality control. This biotechnology production facility represents a major asset for the Group that will facilitate its efforts to find and seal new partnerships.

Group research efforts are based on a continuously updated understanding of pathophysiological pathways, i.e. biological processes that distinguish between healthy and therapeutic conditions. On the basis of this knowledge, the Group identifies hormones, enzymes, proteins and important biological growth factors that represent suitable targets for the design of medicinal products. The Group has found that products of natural origin (plant, animal or human) often prove to be the most beneficial starting point from which to develop new products that are both effective and well tolerated by patients.

At December 31, 2004, 656 of the Group's employees (compared with 615 at December 31, 2003, and 570 at December 31, 2002) were assigned to research and development activities. During 2004, the Group spent €147.4 million on research and development (vs. €136.2 million in 2003 and €130.7 million in 2002), i.e. 19.1% (vs. 18.5% in 2003 and 18.7% in 2002) of its *pro forma* consolidated sales.

Research Activities: Technological Platforms, a Key Focus for the Group

The Group's four technological platforms are described below:

- ***Peptide engineering*** focuses on the modification through synthesis of derivatives of naturally occurring neuropeptide hormones. This research is conducted by the Boston research and development center (United States).

- ***Protein engineering*** aims to improve the therapeutic properties of naturally occurring proteins through the selective modification of their sequences. This research is conducted by the Boston research and development center (United States).

- ***Medicinal chemistry*** aims to discover enzyme inhibitors, mitochondrial protective agents and non-peptide ligands (molecules that attach preferentially to one or more receptors) for specific hormone receptors. Medicinal chemistry research is conducted by the Group's research facilities in Paris (France).

  The acquisition of UK-based Sterix in February 2004 has given Ipsen access to additional expertise in the development of medicinal products derived from steroid hormones.

  In addition, under the agreements with Spirogen of the United Kingdom in 2003, the Group has expanded use of its medicinal chemistry platform by securing access to a technology making it possible to target specific regions of genes that control their expression.

- ***Advanced drug delivery*** aims to create and develop innovative formulations for new or existing products in order to optimize the efficacy of the active ingredients while improving patient quality of life and facilitating the use of the products by healthcare professionals. These research activities are conducted at the Group's research center in Barcelona (Spain).

Development: Pre-clinical and Clinical Trials

The process of developing a molecule or a new compound through to its approval by the regulatory authorities may take between eight and twelve years and can usually be divided up into five distinct stages, i.e. the pre-clinical stage and Phase I, II, III and IV clinical trials.

During the pre-clinical stage, which usually lasts two to four years, the Group's research scientists study the effects of innovative drug candidates on cell systems or organs in isolation, in vitro or in animal models, to gain a better understanding of their pharmacological and toxicological properties. An analysis of the results of these studies helps to determine whether the compound meets the therapeutic objectives laid down. If so, further development through clinical trials must be subject to the approval of the competent regulatory authorities, as well as ethics committees.

The purpose of clinical trials is to establish proof that the drug candidate is safe to use and effective in humans. If results are positive, they are compiled into a registration dossier, which is submitted to the regulatory authorities for them to decide whether or not to issue marketing authorization.

The four phases of clinical trials are as follows:

- **Phase I.** The purpose of Phase I is to conduct a short-term assessment (or on patients in oncology) of the safety profile of the drug candidate using healthy volunteers based on dosage administered and to establish a preliminary pharmacokinetic (absorption, metabolism, distribution, elimination) pharmacodynamic profile. These results consolidated with those of pre-clinical trials help to verify the drug's tolerance profile and to confirm the dosage and optimum treatment regimen maximizing efficacy while minimizing side effects.

- **Phase II.** The purpose of Phase II is to assess the pharmacological properties of the drug candidate using patients and identify the therapeutic index (ratio between the active and toxic dose) in one or more of the administered dosages identified during Phase I. At this stage, if the drug candidate's therapeutic efficacy and its tolerance profile are confirmed, a decision may be taken to hold Phase III trials.
- **Phase III.** Phase III trials represent the final stage of clinical trials conducted before an application for marketing authorization is filed. These trials are normally conducted on a much larger number of patients than are used for Phase II trials, and their purpose is to provide reliable clinical and statistical data regarding their tolerance and efficacy.
- **Phase IV.** Phase IV trials are generally held once a drug is on the market. They are intended to check and, if need be, document in greater detail a drug's efficacy and safety.

Research and Development Portfolio

The Group is currently pursuing the pre-clinical and clinical development of several innovative compounds and new formulations of existing drugs. The following table and comments provide a summary of the Group's principal development programs currently in progress. The Group believes that it is one of the few pharmaceutical companies able to pursue a significant number of research and development projects in its targeted therapeutic areas:

Products under Clinical and Pre-clinical Development	Indications	Stage				Forecasted Date of Filing[1]
		Pre-clinical	Phase I	Phase II	Phase III	
Targeted therapeutic areas						
Oncology						
Decapeptyl®	Consolidated hormone therapy for premenopausal breast cancer				X	n/a
Decapeptyl®	Combination therapy to address the side effects of GnRH analogues	X				
Decapeptyl®	Prostate cancer (new formulation: 4 months)			X		
Diflomotecan	Advanced metastatic cancer: colon, breast and prostate			X		
Elomotecan	Metastatic tumors		X			
BN 83495 (STX 64)	Post-menopausal breast cancer expressing estrogenic receptors		X			
BN 2629 (SJG 36)	Advanced metastatic cancer, chemotherapy resistant to treatment		X			
BIM 46187	Cystostatic drug, Protein G pathway inhibitor	X				
Angiomates	Cystostatic drug, disruptor of anti-angiogenic microtubules					
cdc-25	Cytostatic drug, cell cycle regulating enzyme inhibitor					
Endocrinology						
Somatuline® Autogel®	Acromegaly				X	2006 (US)
Somatuline® Autogel®	Neuroendocrine tumors				X	n/a
Somatuline® Autogel®	Acromegaly (new formulation: 3 months)		X			
NutropinAq®	Idiopathic short stature				X	2006
NutropinAq®	Prevention of the long-term effects of glucocorticoid treatments			X		
Sustained-release growth hormone	Long-term treatment of growth failure in children or adults	X				
BIM 51077	Type II diabetes			X		
Dopastatine	Pituitary tumors					
Ghrelin	Metabolic disorders (cachexia)					

Products under Clinical and Pre-clinical Development	Indications	Stage: Pre-clinical	Phase I	Phase II	Phase III	Forecasted Date of Filing[(1)]
Neuromuscular disorders						
Dysport®	Cervical dystonia				X	2007 (US)
Dysport®	Aesthetic medical purposes				X	2007 (US) 2006 (Europe)
Dysport®	Myofascial pain			X		
Primary care						
Cognitive disorders						
Tanakan®	Mild cognitive impairment related to age				X	n/a
Other therapeutic areas						
Hematology						
OBI-1	Hemophilia			X		
Rheumatology						
Febuxostat (TMX 67)	Symptoms related to hyperuricemia				X	2005/2006 (Europe)

(1) The Group may decide to submit certain drugs under development for approval in certain countries before seeking marketing authorization for them in other countries. As a result, several different dates have been given for certain drugs in the development pipeline.

The forecast dates of applications for marketing authorization in the above table are those stated in the Group's current research and development program, which is likely to be revised owing to the large number of relevant factors, many of which are highly unpredictable. Accordingly, the Group may not meet these dates for various reasons, including delays in clinical trials, therapeutic failures, failure to secure regulatory approval, the occurrence of a technical or administrative event beyond the Group's reasonable control and other reasons. See ''Risk Factors''.

Research and Development Programs in Oncology

Research Programs

The Group's oncology research programs focus on the design of therapeutic agents that are able to target specifically cancer cells or to overcome resistance mechanisms. The Group's peptide and protein engineering and medicinal chemistry technology platforms enable it to develop new approaches in the treatment of cancer controlled by hormones and growth factors, such as enzyme inhibitors playing a key role in steroid biosynthesis (notably including prolactins, GhRh, MIS), enzyme inhibitors regulating cell cycles (notably phosphates) and intra-cellular signals. These research programs are conducted internally with assistance from university and industry specialists.

The February 2004 acquisition of Sterix has opened up new opportunities for the Group in the development of medicinal products derived from steroids. Steroid hormones play an essential role in the processes controlling vital functions. Having signed a partnership agreement with the Group, the team from the University of Bath in the United Kingdom discovered a chemical modification which, when applied to steroids and their derivatives, enables the selective inhibition of enzymes that convert precursor steroids into their biologically active form. Through its collaboration with Imperial College London and the University of Bath, the Group intends to leverage the use of this technological platform in the field of hormone-dependent cancer.

The agreement signed with Spirogen in May 2003 has provided the Group with access to a technological platform with the potential to identify the genes involved in serious therapeutics such as cancer. The Group has exclusive access to this technology for several genes involved in cancer resistant to conventional therapies.

Development Programs

Decapeptyl®. With regard to managing the life cycle of Decapeptyl®, the Group is pursuing the following developments:

- It is participating in three Phase III studies conducted under the auspices of the *International Breast Cancer Study Group* in the treatment of breast cancer in premenopausal women, comparing the conventional treatment methods with hormone therapy combining Decapeptyl® with estrogen suppressant agents, such as Aromasin®, marketed by Pfizer. These trials are due to take place until 2015. Hormone therapy for cancer offers a better tolerated option than traditional chemotherapy and is particularly suitable for long-term treatment.

- It is developing sustained-release formulations for treatment durations longer than three months. A formulation for a minimum treatment duration of four months is currently close to completing its Phase II clinical trials.

- The Group is conducting several preclinical and clinical research programs with a view to overcoming iatrogenic effects (hot flushes, bone loss) resulting from chronic use of LHRH agonists, such as Decapeptyl® in combination with other products (notably estrogens and biphosphonates).

BN 83495 (STX 64). BN 83495 and similar molecules acquired through the acquisition of Sterix, are selective inhibitors of the sulphatase enzyme involved in a key stage of the biosynthesis of estrogens, one of the principal factors contributing to breast cancer in post-menopausal women. A Phase I clinical trial in patients with breast cancer has been completed and the results, a preliminary analysis of which demonstrated the inhibition of the sulphatase enzyme, are currently being assessed. The Group is currently developing an oral formulation of this compound which should be available at the beginning of 2006. Subject to positive results for this Phase I trial and the requisite pre-clinical research, the Group will be in a position to initiate Phase II trials.

BIM 46187. BIM 46187 is an innovative anti-tumor compound that acts on cellular signals by the receptors attached to Protein G (the most common form of receptors for neuropeptide hormones and neurotransmitters). Preclinical development of this molecule is underway. Phase I trials of this compound on cancer patients are due to start in 2006. For BIM 46187, the numerous potential clinical indications notably include lung and prostate cancer alone or in combination with other anti-cancer therapies.

BN 2629 (SJG 136). BN 2629, a product originating from Spirogen, is a synthetic molecule that has demonstrated during preclinical studies its ability to block the anarchic cellular proliferation process characteristic of cancerous growths. This product is being studied in three Phase I studies with different administration regimens in patients with metastatic tumors resistant to certain types of chemotherapy conducted by two renowned institutions, namely Cancer Research in the United Kingdom and the National Cancer Institute in the United States. The Group is pursuing ex vivo research in the field of leukemia which is resistant to treatment using this molecule.

The Group is looking for a partner with which to continue the development of a patented class of cytotoxic agents:

- **Diflomotecan.** Diflomotecan is a cytotoxic agent (cell killer) that inhibits topoisomerase 1. Two Phase II clinical trials in lung cancer have been completed, but failed to achieve their safety and efficacy targets in this indication for the dosages and drug administration regimes tested. During Phase I clinical trials, Diflomotecan showed high oral bioavailability, low gastrointestinal toxicity and no cumulative hemotoxicity. Investigations into other indications are due to be carried out.

- **Elomotecan.** Elomotecan is a cytotoxic (cell killer) inhibitor of topoisomerase 1 and topoisomerase 2, intended for the treatment of certain types of advanced metastatic cancer (colon, breast and prostate). Elomotecan is currently undergoing Phase I clinical trials.

Development of these cytotoxic agents was carried out in conjunction with Roche under the licensing and partnership agreement of December 2002. The Group and Roche terminated this partnership in May 2005.

Research and Development Programs in Endocrinology

Research Programs

In pituitary disorders, the Group is involved in several programs, chiefly in pituitary adenomas, such as acromegaly. The Group is also continuing its efforts to identify second-generation somastatin analogues and growth hormone antagonists. This disorder used to be treated by surgical removal of the tumor followed by radiotherapy. If the tumor did not respond sufficiently, a somatostatin analogue was administered. However, because of the heterogeneity of the tumor, new therapies are needed, since a substantial number of patients still do not receive satisfactory treatment.

The Group is currently investigating molecules with a broader spectrum of activity and hopes that they will not only provide a symptomatic treatment for acromegaly, but also offer the possibility of reducing tumor size, thereby eliminating many of the limitations associated with existing treatments (Dopastatin).

The Group is also exploring the role of certain peptide hormones in regulating food intake with the priority objective of treating cachexia (lack of appetite), which is often the cause of functional disorders in the elderly, cancer patients and patients with chronic illnesses (Ghrelin, MSH/MC4). The Group is continuing to pursue the programs it initiated in 11ßHSD enzyme inhibitors with a view to developing a therapy for the related metabolic syndromes associated with obese patients with hyperinsulinemia, which principally manifests itself in the form of greater cardiovascular risks.

In conjunction with Astérion, the Group is also continuing to develop growth hormone antagonists.

Development Programs

Somatuline® Autogel®. With regard to managing the life cycle of Somatuline® Autogel®, the Group is pursuing the following developments:

- The Phase III clinical trials in the United States with Somatuline® Autogel® for the symptomatic treatment of acromegaly have ended. Compilation of the registration dossier is being finalized and it is due to be filed with the FDA during 2006.

- Additional Phase III and IV clinical trials of Somatuline® Autogel® are planned for the treatment of neuroendocrine tumors in the United States and in Europe.

- The Group is also pursuing the development of sustained-release formulations for treatment durations of approximately three months. This formulation is about to enter Phase I trials and, subject to positive results, the Group envisages directly initiating a Phase III clinical trial.

- In Japan, the Group's partner, Teijin, has completed Phase I trials of Somatuline® Autogel® in the symptomatic treatment of acromegaly. Approval of the development plans by the regulatory authorities is due to take place in early 2006, with Phase II clinical trials scheduled to follow after validation.

- The Group envisages securing additional marketing authorizations for Somatuline® Autogel® shortly, in Turkey, Poland and Russia for the treatment of acromegaly and neuroendocrine tumors, and in France, Germany and Switzerland for the treatment of neuroendocrine tumors.

NutropinAq®. With regard to managing the life cycle of NutropinAq®, the Group is pursuing the following development work:

- Within the framework of its agreement with Genentech signed in September 2002, the Group received from Genentech a copy of the registration dossier compiled by Genentech and filed with the FDA in January 2004 with a view to extending the indication for the treatment of idiopathic short stature. The Group is currently evaluating the dossier and is considering filing its own application in 2006 to extend the indication with the EMEA.

- The Group is also pursuing a Phase II study of NutropinAq® in the prevention of growth failure caused by long-term treatment with high-dose glucocorticoids in children, in conjunction with the University of Gothenburg (Sweden).

- The Group is pursuing research and development projects under the agreement signed with Genentech in November 2004 that aim to develop a sustained-release formulation for a recombinant growth hormone.

BIM 51077 is an analogue of peptide hormone GLP-1 (Glucagon Like Peptide-1), which is covered by a partnership option with Roche. See ''Business — Major agreements and partnerships''.

- BIM 51077 controls insulin secretion in response to elevated blood glucose levels. This compound is currently in Phase II clinical trials for glycemia control in diabetic patients. The Group is aiming to develop the molecule in sustained-release formulations. Thanks to its advanced drug delivery platform, the Group has already identified several sustained-release formulations, which are currently undergoing Phase I trials.
- In Japan, Teijin, the Group's Japanese partner, has completed a Phase I trial of BIM 51077. Approval of the development plans by the Japanese regulatory authorities is due to take place in early 2006, with Phase II clinical trials scheduled to follow approval.

Research and Development Programs in Neuromuscular Disorders

Research Programs

The Group's research programs in neuromuscular disorders mainly focus on the identification of new botulinum toxin formulations, together with next-generation botulinum toxin engineering. Furthermore, the Group continues to work on the optimization of the duration of botulinum toxin activity in collaboration with Thomas Jefferson University (Philadelphia, US).

In neurodegenerative conditions, the Group has synthesized several original classes of chimeric compounds, i.e. compounds capable of performing several pharmacological activities simultaneously and used to protect mitochondria (intracellular organelles responsible for the production of energy) in connection with neurodegenerative conditions, such as Parkinson's and Huntington's disease.

Development Programs

Dysport®. With regard to managing the life cycle of Dysport®, the Group is pursuing the following developments:

- In August 2005, the Group initiated Phase III clinical trials of Dysport® in the United States in the treatment of cervical dystonia. Subject to positive results, the Group envisages filing a registration file with the FDA in 2007.
- Dysport® is currently undergoing Phase II clinical trials in the treatment of myofascial pain.
- Dysport® is currently undergoing Phase III clinical trials in the United States for aesthetic medicine indications (frown lines) led by Inamed within the framework of the development and distribution agreement entered into with the company. Provided the outcome of these trials is positive, Inamed plans to file regulatory submissions with the FDA during 2007 under a brand other than Dysport®.
- In Europe, Phase III clinical trials with Dysport® have been conducted and the registration procedures for aesthetic medicine indications (more specifically, frown lines) are currently in progress in France and Germany under the Group's responsibility. European-wide registration under the mutual recognition procedure is anticipated in 2006. Subject to finalization of a distribution agreement with Inamed, with which the Group entered into a preliminary agreement in January 2005, Inamed may market this product in Europe once it has been registered under a brand name other than Dysport®.

Other Research and Development Programs

Cognitive Disorders

Tanakan®. The Group is endeavoring to validate the clinical benefits of Tanakan® in the treatment of age-related cognitive impairment and behavioral disorders. The Group is investigating EGb 761®, the Ginkgo biloba extract in Tanakan®, in the treatment of neurodegenerative disorders, such as Alzheimer's disease.

More than 8,000 patients are enrolled in the research programs, and eight clinical studies are currently underway:

- The *National Institutes of Health* (United States) are currently sponsoring four clinical trials:
- a study on the prevention of mild cognitive impairment (*MCI*) in patients aged over 85;
- a study on the primary prevention of Alzheimer's disease in ''healthy'' patients aged over 75 (''GEM''); the recruitment of 3,000 patients for this study has now been completed and they will be treated at least until 2008;
- two pilot studies on the cognitive disorders caused by cancer treatments (chemotherapy or radiation therapy).

The Group is the sponsor of four other studies in Europe, including:

- the GuidAge study, investigating the efficacy of EGb 761® in the prevention of Alzheimer's disease in patients aged over 70 with spontaneous memory impairment. The recruitment of 2,800 patients was completed in September 2004, and they will be treated for five years; the results of this study should be available in 2010;
- a study evaluating the efficacy of EGb 761® in cognitive disorders in patients with Alzheimer's disease and related behavioral and psychological disorders (*Behavioral and Psychological Symptoms in Dementia*) for which results should be available soon;
- two pilot studies aiming to study the efficacy of EGb 761® in cognitive impairment related to various disorders, such as multiple sclerosis, mild cognitive impairment and the consequences following a stroke; the results of these studies should be available in 2006.

All of these clinical studies, with the exception of the GuidAge study, are proof-of-concept studies. If successful, they will have to be confirmed by further clinical studies before a new indication can be registered. If the GuidAge trial is successful, its results may be used for the purpose of securing an indication for EGb 761® in the prevention of Alzheimer's disease in patients over 70 with spontaneous memory impairment.

Hematology

The Group also boasts longstanding expertise in hemostasis (blood coagulation). The Group's research has enabled it to establish partnerships with Emory University and Octagen, in order to develop a recombinant version of porcine factor VIII using its protein engineering platform. This product (OBI-1) is intended for the treatment of congenital or acquired hemophilia resistant to human factor VIII.

OBI-1 has secured FDA approval for the initiation of Phase II trials in the United States. OBI-1 is produced at the new biotechnology unit in Boston inaugurated in March 2005.

Rheumatology

Within the framework of the partnership established in July 2003 with Japanese group Teijin in endocrinology, the Group signed a specific agreement to develop in Europe Febuxostat, a drug intended for the treatment of symptomatic hyperuricemia, currently in the process of being registered by Teijin in the United States. See ''Business — Major agreements and partnerships''. With a view towards launching the compound in Europe, the Group hopes to file for marketing authorization in Europe in late 2005 or early 2006.

Research and Development Facilities

The Group has established an international network of research and development centers, located in areas providing access to considerable expertise in academic research and to employees skilled in technology and development processes. Thanks to its research and development programs, as well as the geographical location of its research and development facilities, the Group can recruit talented scientists, making it highly competitive in pharmaceutical research compared with other similarly-sized groups.

The Paris Research and Development Center (France)

The Paris research and development center (Institut Henri Beaufort) specializing in medicinal chemistry was opened in 1969. New facilities were built more recently in 1996, with a research team composed of chemists, biologists and pharmacologists essentially working on discovering new chemical entities and having access to high-throughput screening and combinatorial chemistry techniques. Its key areas of research are molecular and cellular oncology, together with neuromuscular disorders. The Group also has a clinical development team in Paris that coordinates its clinical trials around the world. Analytical development and production of medicinal products for clinical trials are carried out at the Group site located in Dreux (France).

The Boston Research and Development Center (United States)

The Boston research and development Center (Albert Beaufour *Research Institute*) specializes in protein and peptide research. Its scientists mainly work in three areas: synthetic chemistry, pharmacology and biotechnology. The Boston center boasts extensive knowledge about hormone-dependent pathophysiological mechanisms in which neuropeptides are involved. The Group also has a clinical research and development team dedicated to the coordination of the Group's clinical research in North America and regulatory activities with the FDA in the United States.

In March 2005, the Group inaugurated the *BioProcess Sciences Research Center,* a biotechnology unit complementing the activities of the Boston center. The new site houses a team specializing in the development processes specific to genetic engineering, industrial development, analysis and formulation of proteins, production, quality assurance and quality control. One of the main activities of the site is to modify the structure of endogenous proteins and peptides to enhance their properties. Replacing certain protein sequences with different sequences may reduce antigenicity (detection by existing antibodies), toxicity or immunogenicity (formation of new antibodies) and increase the duration of action, specificity or compatibility with controlled-release formulations.

The London Development and Registration Center (United Kingdom)

Located near London, which is home to the European Medicines Agency (EMEA), the clinical development and regulatory affairs departments devise development and regulatory approval strategies and implement preclinical and clinical development programs to implement these strategies. They coordinate multicenter international clinical trials, collect data, analyze results and file dossiers and registration applications with the international regulatory authorities to ensure that the Group obtains the necessary approvals to market its products in the shortest possible time.

The main objective of the clinical development teams is to execute or commission execution of clinical trials complying strictly with the regulatory standards and able to provide high-quality and extensive data about the efficacy and safety of using the Group's products. Successful registration requires the consolidation, on a Group level, of all regulatory data necessary for a file.

The Barcelona Research and Development Center (Spain)

The Barcelona research and development center (Ipsen Pharma) specializes in the discovery, design and development of advanced drug delivery systems. Its main objective is to determine optimum methods for the delivery of highly potent medicinal products. For instance, its teams were behind the development of the Somatuline® Autogel® formulation, which releases the active ingredient, without any excipient other than water, over a period of at least 28 days. Somatuline® Autogel® is now the Group's fourth best-selling product, with net sales of €49.5 million in 2004. This research plays a critical role in improving the quality of life of patients by providing them with convenient therapeutic regimens and delivery systems that minimize discomfort. The Barcelona center employs researchers, together with scientists and technicians specializing in drug delivery systems, and is supported by a pharmacokinetics department integrated with the worldwide clinical development group.

Marketing and Distribution

The Group markets its products in the targeted therapeutic areas to specialists, including decision-makers with influence over the opinion of their peers. The Group also markets numerous primary care products.

In 2004, the Group's consolidated *pro forma* sales came to €770.2 million, over 30% of which come from sales outside the Major Western European countries. The following table shows a geographical analysis of consolidated sales for each of the stated periods.

	Year Ended December 31,					
	2004		2003		2002	
	Sales[1]	%	Sales[1]	%	Sales[1]	%
Major Western European countries[2]	536,821	69.7%	500,812	67.9%	461,695	66.2%
Rest of Europe	134,066	17.7%	120,995	16.4%	109,736	15.7%
Rest of the world[3]	97,296	12.6%	115,418	15.7%	126,385	18.1%
Total sales	770,183	100.0%	737,225	100.0%	697,816	100.0%

(1) In thousands of euros.

(2) Germany, Spain, France, Italy and the United Kingdom.

(3) Notably including North America and Asia.

At December 31, 2004, of the 1,157 people comprising the Group's sales force, 536 personnel were employed outside the Major Western European countries, i.e. 14.2% of the Group's workforce. See "Business — Employees".

Major Agreements and Partnerships

The Group markets its products either directly through its sales force or through third parties to which it has entrusted responsibility for selling its products under licensing or other agreements. Furthermore, the Group has earned the confidence of third parties, which have entrusted it with selling their products, such as Decapeptyl®, NutropinAq®, Testim®, Nisis® and Nisisco®. In certain cases, the Group has entered into agreements with third party companies to manufacture drugs or raw materials under its marketing agreements.

The Group complements implementation of its internal research and development program by entering into partnership agreements with university teams and pharmaceutical and biotechnology companies. These partnerships help the Group to gain access to cutting-edge technologies in complex areas of expertise.

This partnership strategy helps the Group to finance development of its products while extending its range of existing products. The Group is constantly looking to forge high-quality, complementary and long-lasting marketing and research and development partnerships.

Agreements in Disease Areas Targeted by the Group

Agreements in Oncology

Debiopharm (Lausanne, Switzerland). The Group has maintained an ongoing relationship with Debiopharm since 1983, when it signed its first licensing agreement with Debiopharm to manufacture and market Decapeptyl®, which was renewed in October 2002. It covers Debiopharm's expertise and patents relating to the active ingredient triptorelin and its various salts (particularly the pamoate formulation), which it sells under the Decapeptyl® registered trademark. The acetate formulations of Decapeptyl®, which accounted for 34.5% of Decapeptyl®'s sales in 2004, are no longer protected by an invention patent.

The licensing agreement with Debiopharm gives the Group (i) the right to manufacture Decapeptyl® around the world (with the exception of North America and certain other countries, principally Sweden and Israel), (ii) the exclusive right to market Decapeptyl® worldwide (with the exception of North America and certain other countries, principally Sweden, Israel, Iran and Japan) and (iii) the co-exclusive right (shared with Debiopharm) to market Decapeptyl® in Iran, Japan, Central America and South America.

This licensing agreement will remain in effect in the various countries until the following dates: (i) July 31, 2010 for each country covered by the agreement and not covered by a Debiopharm patent and for each country covered by the agreement where Debiopharm's patent protection is due to expire prior to July 31, 2010, and (ii) the expiry date of the last of the patents covered by the agreement in other countries. Under this agreement, the Group pays different levels of royalties to Debiopharm varying according to the sales territory and volume, with an increase in royalty levels above a certain sales threshold. The Group is also entitled to a reduction in royalties in the event of competition from a generic product, with this reduction diminishing if Decapeptyl®'s market share falls significantly below a certain threshold determined on a market-by-market basis. The agreement entered into by the Group does not provide for any minimum royalty clause. The agreement contains stipulations about future cooperation with Debiopharm to continue developing and improving Decapeptyl®. This agreement also contains a control event clause, which may be triggered if either of the parties undergoes a change in control causing substantial prejudice to the interests of the other party in relation to Decapeptyl®.

University of Bath (Bath, UK) and Imperial College (London, UK). In February 2004, at the same time as it acquired Sterix, the Group entered into two development agreements with the University of Bath and Imperial College, where the main inventions belonging to Sterix had originated and with which Sterix had entered into a partnership agreement. Under the terms of these contracts, which each run for three years, the universities will conduct development work, notably including the development of therapeutic products based on STX140 (a cytotoxic agent with anti-angiogenic properties used in the treatment of solid tumors, currently in pre-clinical trials), steroid and non-steroid inhibitors, the development of dual aromatase-sulphatase inhibitors and STS inhibitors (STX64). The Group will contribute a proportion of the development costs incurred by the universities, varying according to the agreement and depending on the year. All the inventions resulting from development work financed in this manner and falling within the scope defined in these contracts will belong to the Group. The Group will pay the University of Bath royalties based on the use of these results (whether they are patented or not). In addition, the Group holds an exclusive licensing option under these two contracts on any inventions falling outside the field of research, which do not belong to it.

Spirogen (London, United Kingdom). In May 2003, the Group signed a partnership agreement with Spirogen, a UK biotechnology company. This partnership is defined by a development and licensing agreement covering the development and marketing by the Group of a patented anti-cancer drug, namely BN 2629 (SJG 136) and a research agreement for other anti-cancer compounds relating to the implementation of a gene targeting technology patented by Spirogen.

Should Spirogen discover a compound that acts on a sequence of target genes under the research agreement, the Group will have a period of three months from the presentation of this compound to the Group to enter into a worldwide licensing agreement covering the compound with Spirogen.

Pursuant to the development and licensing agreement, the Group holds an exclusive worldwide license on Spirogen's patents and expertise related to the manufacture, use and sale of BN 2629 and its analogue or replacement compounds. This agreement will remain in force until all the payments due to be made by the Group to Spirogen under this agreement have been made. At such time, the licenses and rights granted to the Group by Spirogen will become non-exclusive, irrevocable and free of any payment obligation. Spirogen has also granted the Group a worldwide non-exclusive license under which the latter is allowed to use and operate the gene screening technique patented by Spirogen.

Under the development and licensing agreements, the Group agreed to make to Spirogen upon signature of the agreement and upon attainment of certain stages of development. The Group also agreed to pay certain royalties on sales of products containing BN 2629 with reductions in specific royalties for sales territories not covered by patents or those open to competition from generic drugs. Royalties are payable on sales of drugs containing BN 2629 in territories covered by a patent until the later of the following two dates: (i) the tenth anniversary of the date of the product's marketing launch, and (ii) the patent's expiry date in the relevant country. Royalties are payable on sales of drugs containing BN 2629 in territories not covered by a patent until the first of the following two dates: (i) the tenth anniversary of the date of the product's marketing launch, and (ii) the expiry date of the last of the patents protecting BN 2629 worldwide.

The agreement also provides for lower royalties should the Group be obliged to obtain a license to use intellectual property rights and expertise from a third party to be able to continue manufacturing, using or selling BN 2629 or analogue or replacement compounds. The Group agrees to bear costs arising from the manufacture of all clinical and commercial supplies of BN 2629 and of any drug containing the compound.

The Group has the right to terminate the development and licensing agreement during the development stages provided that it observes a notice period of six months. In the event of termination, all rights and all licenses granted to the Group pursuant to this agreement will be null and void and any information acquired about BN 2629, and the products containing it will be returned to Spirogen.

In May 2003, the Group acquired an equity interest in Spirogen's capital by subscribing for preference shares issued by the company. Spirogen also issued to the Group subscription warrants for preference shares carrying voting rights that may be exercised at any time until December 31, 2006. If the Group exercises its warrants for preference shares in full, it would hold 42.96% of the preference shares, that is 19.99% of Spirogen's share capital and voting rights.

Massachusetts General Hospital (Boston, United States). In June 2005, the Group signed a partnership agreement with the General Hospital Corporation, which runs Massachusetts General Hospital, to conduct a research and development program into the use of anti-Mullerian hormone in the treatment of cancer.

The initial duration of this research and development program will be three years and it may be extended by an additional two years. The Group contributes to the financing of the research by paying a fixed sum to the General Hospital Corporation. The results of the research program conducted by their respective employees shall belong to both the Group and the General Hospital Corporation. Pursuant to this agreement, the Group holds an exclusive worldwide option on the patents held by the General Hospital Corporation on the anti-Mullerian hormone and an option on an exclusive worldwide license to use research results belonging to the General Hospital Corporation. The level of the royalties payable on the use of the rights held by the General Hospital Corporation pursuant to these licenses shall be determined through negotiations between the Group and the General Hospital Corporation.

Cancer Research UK (London, United Kingdom), Spirogen (London, United Kingdom). On December 23, 2003, Cancer Research UK, Spirogen Ltd. and the Group signed an agreement to conduct a Phase I clinical trial of SJG-136 on patients with treatment resistant solid tumors.

This trial is sponsored by Cancer Research UK. The Group contributes to the financing of the trial by paying a fixed sum and holds, pursuant to this agreement, an exclusive worldwide license to use the results of the trial. The amount of the fixed sum payable by the Group to use the results has already been agreed by the parties.

National Cancer Institute (Bethesda, United States). A Cooperative Research and Development Agreement (CRADA) was signed on December 3, 2004 by the Group and the National Cancer Institute (NCI) for the pre-clinical and clinical development of BN 2629 (SJG-136) as an anti-cancer agent. The Phase I clinical trials sponsored by NCI under this cooperative agreement, are intended to determine the efficacy and safety of BN 2629 on patients suffering from various types of solid and hematological tumors. Phase II clinical trials may also be sponsored by NCI depending on the results of the Phase I results sponsored by NCI and Cancer Research UK.

The research program is set to have a duration of four years. The Group is contributing to the financing of three Phase I clinical trials, currently being sponsored by NCI under the cooperative agreement, through the payment of a fixed sum to NCI. In addition, the Group will be responsible for any costs arising from the manufacture of BN 2629 required for any additional pre-clinical and clinical trials for which NCI has no more BN 2629 at its disposal. Pursuant to this agreement, the Group holds an exclusive option on an exclusive license to use the patentable results from this cooperation. The amount of the financial consideration payable by the Group to use said patentable results has not yet been agreed. Furthermore, the Group shall have at its exclusive disposal for the purpose of securing FDA approval for BN 2629: (i) all the data and pre-clinical and clinical results from the partnership, and (ii) the contents of the IND (approval for clinical trials to be held) sponsored by the NCI.

Agreements in Endocrinology

Tulane University (New Orleans, Tulane University). Pursuant to an agreement sealed in June 1990, Tulane University granted the Group an exclusive worldwide license to manufacture, use and sell lanreotide, the active ingredient in Somatuline® and Somatuline® Autogel®. This agreement remains in force until the corresponding patents have expired. Furthermore, the agreement covers any future formulation using this active ingredient until the corresponding patents have expired. The Group pays different levels of royalties to Tulane University, which vary from territory to territory. The agreement does not provide for any minimum royalty clause. The length of the agreement's exclusivity period varies from territory to territory: (i) in territories where Tulane University holds a patent, including the United States, the exclusivity period runs until expiry of the corresponding patent, and (ii) in territories where Tulane University does not hold a patent, the exclusivity period runs for ten years from the initial commercial sale of the relevant product. Although, Tulane University was affected by the hurricanes that struck the United States in September 2005, it did not affect the license agreement.

Genentech (San Francisco, United States). The exclusive distribution agreement entered into in September 2002 by the Group with Genentech covers NutropinAq®, a liquid formulation of human growth hormone for daily use produced using recombinant DNA technology. Under this agreement, the Group has the exclusive right to market worldwide (with the exception of North America, Mexico and Japan) NutropinAq® and the NutropinAq® Pen Cartridge® (i.e. the configuration used for the daily administration of the liquid formulation of NutropinAq®) and any improvement made to these products for a period of 20 years starting from the date on which NutropinAq® was launched on the market. The Group also has the right to use Genentech's existing brand names, namely NutropinAq®, NutropinAq® Pen and NutropinAq® Pen Cartridge®, as well as any new brand name that Genentech may use to market the products in territories not governed by the distribution agreement with the Group.

The Group has agreed to pay Genentech milestone payments when certain net sales figures are reached, and such milestone payments for each product must be set by Genentech and the Group before filing any application for regulatory approval for the marketing of any such product. The Group has also agreed to pay royalties based on the total amount of annual sales of each product in the territory covered by the distribution agreement. In accordance with this agreement, the Group must, at its own expense, secure the requisite regulatory approval for the marketing and the sale of such products. Any intellectual property rights resulting from research carried out by the parties pursuant to this agreement will be the property of the party that made the relevant discovery, except for joint discoveries, in respect of which the relevant intellectual property rights will be jointly owned.

Genentech filed an opposition to a European patent covering the liquid formulations of human growth hormone belonging to Pharmacia, which could be considered to cover NutropinAq®. The Opposition Division of the European Patent Office granted Genentech's request to limit Pharmacia's patent so that it no longer covers NutropinAq®. This ruling was appealed by Pharmacia on June 6, 2005. If the European Patent Office's Technical Board of Appeal grants Pharmacia's appeal to not limit its patent, Pharmacia could claim that NutropinAq® has infringed its patent and, if such claim were successful, the Group could be required to pay a compensatory royalty to Pharmacia.

Genentech has the right to terminate this agreement in certain cases, notably if the Group is unable to market products by the agreed deadlines or if it fails to reach certain objectives. If the annual sales of a product in a specific country fall below a pre-determined threshold, the rights and licenses granted may become non-exclusive in the relevant country, if Genentech so decides.

Genentech (San Francisco, United States). Following the agreement covering NutropinAq®, the Group signed a research and development agreement in November 2004 covering the development of sustained-release formulations of recombinant growth hormones using the technology platforms of Genentech, the Group and third parties. This agreement was entered into for an initial research period of two years. At the end of this period, Genentech and the Group may decide either to extend the research period or to develop jointly or individually the products resulting from the research or to terminate the contract. The Group has the right to use the product resulting from the worldwide research, except in the United States, Canada, Mexico and Japan in return for the payment of royalties to Genentech. Genentech has the right to use the product in the United States, Canada, Mexico and in Japan, in return for the payment, subject to certain conditions, of royalties to the Group. Any intellectual property rights resulting from research and development activities carried out pursuant to this agreement will be the property of the party that made the relevant discovery. Joint discoveries will be owned jointly by the Group and Genentech, with the latter also being responsible for securing and maintaining the relevant patents.

Auxilium (Philadelphia, United States). In March 2004, the Group entered into a licensing agreement with Auxilium to distribute Testim® 50mg Gel, a gel applied to the skin, worldwide, except for the United States, Mexico, Canada and Japan. This product was developed by Auxilium using patents belonging to Bentley Pharmaceuticals. The Group will hold any marketing authorizations awarded. The license also includes the right to use the Testim® brand name, which belongs to Auxilium.

The agreement also gives the Group an option to license any new products acquired or developed by Auxilium containing testosterone, as well as any new therapeutic uses of the product. This agreement will remain in place for a period determined on a country-by-country basis and end no later than on either the expiry date of the patents held by Bentley Pharmaceuticals in the relevant country or the expiry of a ten-year period starting on the product's commercial launch date in the relevant country. When the agreement expires, the Group will benefit from a free and perpetual license to use all Auxilium's intellectual property rights to the product, as well as to use the Testim® brand name. Auxilium will supply the finished product directly to the Group. In the event of delivery failures or delays, the Group will be entitled to manufacture the product itself.

Under this agreement, the Group pays Auxilium royalties based on net sales by the Group and its sub-licensees. These royalties will be reduced in the event of competition from generic drugs or licensing agreements being signed with third parties with intellectual property rights preventing the product from being marketed in a market under consideration. The agreement does not provide for any minimum royalty clause. In addition, the Group buys the finished products at a price that is inversely proportional to the volumes ordered. Should Auxilium manage to lower the price to below the forecast price, the Group will pay it fixed amounts calculated in advance and will increase by one or two points the level of royalties paid by the Group depending on the price cut obtained.

Roche (Basle, Switzerland). In October 2003, the Group signed an agreement with various companies in the Roche group under which it granted Roche an option on an exclusive license to the rights to develop and market worldwide (with the exception of Japan and France, where these rights are respectively shared with a Japanese partner and belong to the Group) a class of anti-diabetic GLP-1 drugs discovered by the Group's research activities and notably including the BIM 51077 compound. The Group also granted Roche a non-exclusive license authorizing it to develop and market certain compounds belonging to Roche using the Group's formulation technology.

This option on an exclusive license was granted for a period of three years starting on the agreement's effective date in return for the payment to the Group of a fixed option premium payable on the agreement's effective date, as well as upon each anniversary of this effective date. Should this option be exercised, Roche will have to pay the Group an exercise premium varying according to the exercise date. Should this option be exercised, Roche will reimburse the Group for the development costs incurred by the latter up to the exercise date.

Until November 7, 2008, Roche will have the option of selecting the compounds to be developed from the library of GLP-1 compounds. After November 7, 2008, Roche will have the right of first refusal on the GLP-1 compounds not selected by this date.

Under the terms of the agreement, the Group has also undertaken first to conduct and finance a program to formulate two compounds (BIM 51077 and BIM 51182) with a view to developing a daily formulation and a sustained-release monthly formulation of these compounds, and second to carry out Phase II studies on BIM 51077.

From the date on which it exercises its option, Roche will be responsible for the global development of the compounds it has selected and will carry the entire burden of related costs. Roche will have to pay the Group variable amounts depending on the success of various development phases and registration of a product and the level of sales generated by the final product. Lastly, Roche will also pay royalties to the Group under the license agreement calculated proportionally to sales. Roche will hold the marketing authorizations and will be responsible vis-à-vis the national authorities for marketing the product. Roche will also manufacture and deliver the finished products from the Phase III trials onwards.

The licensing agreement will expire on: (i) the expiry of the last of the patents on the relevant product, or (ii) the end of a ten-year period starting on the date of the commercial launch in the relevant country, whichever shall be the later. Upon expiry of the agreement, Roche will hold a free and perpetual license to the rights granted. Roche will be entitled to terminate the agreement: (a) within 90 days following receipt of the Phase I report for any scientific or commercial reasons, (b) at any time in the event of exceptional toxicity or safety problems, (c) prior to the first application for marketing authorization in return for a notice period of six months, and (d) at any time subsequent to the first application for marketing authorization subject to a notice period of 18 months.

Teijin (Tokyo, Japan). In July 2003, the Group entered into a research and development partnership with Teijin. The Teijin group is a Japanese industrial conglomerate specializing in the production and sale of pharmaceutical, medical and homecare products, as well as fibers, chemicals and plastics.

This partnership covers the development of four of the Group's products and the marketing of the products that complete the development program. The Group's four products are as follows:

- a sustained-release formulation of a somatostatin analogue (Somatuline® Autogel®).
- a glucagons-like peptide-1 analogue (GLP-1) known as BIM 51077.

The Group has granted Teijin exclusive rights to develop and market Somatuline® Autogel®, SSTR-2 and PTH and co-exclusive rights to GLP-1 in Japan. For each of these products, marketing rights will revert to the Group upon expiry of a ten-year period of commercial use. Teijin will develop the GLP-1, SSTR-2, PTH and Somatuline® Autogel® analogues respectively in the treatment of Type II diabetes, diabetic retinopathy, severe osteoporosis and acromegaly.

Somatuline® Autogel® is marketed by the Group in 22 European countries, and is in the pre-registration phase in the United States and in Phase I trials in Japan. The GLP-1 analogue is currently in Phase II and the PTHrP analogue in Phase I trials. Teijin will oversee the development and marketing of these products in Japan.

Teijin will bear the entire burden of costs related to the development of SSTR-2 and PTH and 50% of the costs resulting from the development of Somatuline® Autogel® and GLP-1. The agreements covering GLP-1, SSTR-2 and PTH and Somatuline® Autogel® give the Group the power to *veto* publications.

Secondly, this partnership covers the development and marketing by the Group in Europe (i.e. in the European Union and countries located to the west of Russia, including Russia) of Febuxostat, a product held by Teijin and used in the treatment of the symptoms associated with hyperuricemia and known as TMX-67. Febuxostat is a new xanthine oxidase inhibitor. It has a new molecular structure that differs from that of allopurinol, the only xanthine oxidase inhibitor currently available on the market. Teijin has granted the Group exclusive rights in Europe to develop and market Febuxostat, the definitive terms of which are currently being discussed. Submissions for the registration of Febuxostat are currently being made in Japan (Teijin) and in the United States.

Febuxostat's development costs will be borne by the Group, except for the cost of conducting clinical trials that may be requested by the regulatory authorities prior to the registration of Febuxostat in Europe, which will be shared between Teijin and the Group. Marketing rights will revert to Teijin upon expiry of a ten-year period of commercial use. The agreement covering Febuxostat contains a reciprocal clause for the advance notification of planned publications.

In February 2004, the Group and Teijin added the first additional clause to the BIM 51077 partnership agreement. Pursuant to this additional clause, the Group granted Teijin an option on all the compounds belonging to it and forming part of the GLP-1 class.

Cambridge University (Cambridge, United Kingdom). The partnership agreement that the Group sealed with effect from January 2001 with Cambridge University covers the development of peptide-based drugs for the treatment of pulmonary fibrosis and vascular inflammation. Any intellectual property rights resulting from research carried out pursuant to this agreement will be the property of the party that made the relevant discovery. In the event of a joint discovery, any request for a patent or any approved patent is made by and belongs to Cambridge University. If it so wishes, the Group may secure an exclusive worldwide license to use the rights attached to Cambridge University's patents. The Group pays fixed annual fees to Cambridge University.

Astérion Ltd. (Sheffield, United Kingdom). In December 2003, the Group and Astérion entered into a research and licensing agreement, pursuant to which Astérion is conducting a research program into the generation of growth hormone agonists and antagonists. This research program is due to be completed during the first quarter of 2006. The Group contributes to the financing of this program by paying fixed sums. The strategic priorities and progress of the research work are supervised by a steering committee composed of representatives from the Group and Astérion. The results of this research belong to the Group.

Furthermore, the Group holds an exclusive worldwide license to use Astérion's patents and expertise related to Astérion's technology with a view to the development and commercial use of any growth hormone agonists or antagonists. This license has been granted for the duration of the patents, in return for the payment by the Group to Astérion of fixed sums of which the amount and payment vary according to progress on the development front, the attainment of sales thresholds with these compounds and the payment of royalties based on these sales.

Nuvios (Cambridge, United States). In September 2005, the Group signed a licensing agreement with Nuvios under the terms of which the Group granted Nuvios the exclusive right to develop, manufacture and distribute a compound belonging to the Group known as BIM 44058 (as well as its analogues) using the sustained-release formulation technology developed by the Group for the development of a drug used in the treatment of osteoporosis.

This license has been granted for the entire world, with the exception of Japan (except for the manufacture), where the Group has already granted an exclusive license concerning this compound to Japanese group Teijin (see earlier description of the agreement). Furthermore, the Group will have the option of promoting and selling the finished product on a co-marketing basis with Nuvios in France. Nuvios is responsible for the overall development of the compound and will incur all the relevant costs. Nuvios will also hold the marketing authorizations and be responsible vis-à-vis the national regulatory authorities for marketing the product. The Group will also manufacture the compound until completion of the Phase II trials. Subsequently, following the transfer of the technology, Nuvios will be responsible for manufacturing the compound and the end product marketed. Nuvios will then supply Teijin for the purposes of marketing the product in Japan.

Nuvios shall pay the Group variable amounts depending on the success of the development phases and registration of the end product, as well as according to the level of sales generated by the finished product. Lastly, Nuvios will pay the Group royalties calculated on a prorata sales basis. Nuvios will have the option of subcontracting or sub-licensing all or part of its obligations, notably in connection with the Phase III development work, subject to compliance by the sub-licensees and sub-contractors with all the terms and conditions of the agreement entered into with the Group. If it grants a sub-license, Nuvios shall pay the Group a portion of the payments received from its sub-licensee(s). The licensing agreement will end upon the latest of (i) the expiry of the last remaining patent covering the product or (ii) the expiry of a period of ten years from the date on which the product was first sold, whichever is the later. Upon expiry of the agreement, Nuvios is set to benefit from a free and perpetual license to the licensed rights. Furthermore, Nuvios has the right to terminate the agreement at any time after submission to the Group of the results of the Phase I results.

Agreements Related to Dysport®

Health Protection Agency* (HPA) *(Porton Down, United Kingdom). The licensing agreement entered into by the Group with the HPA covers the botulinum toxin type A complex, which is the active ingredient in

Dysport®. Pursuant to its agreement of 1994 with the HPA, the Group holds an exclusive worldwide license until September 2019 to use and sell the botulinum neurotoxin type A produced by the HPA and the co-exclusive right with the HPA to manufacture this toxin using the HPA's processes. Under an additional clause signed in September 2001, the Group has built the requisite installations for the production by the Group of botulinum toxin type A, with production having started up during 2004. The Group is now free of the obligation to purchase botulinum toxin from the HPA. Pursuant to this agreement, the Group pays the HPA royalties based on revenues generated from the sale of products containing botulinum toxin type A, particularly those realized under the Dysport® brand name, together with minimum royalty clauses.

Inamed (Santa Barbara, United States). In July 2002, the Group entered into a 17-year development and distribution agreement with Inamed covering the Group's expertise in certain botulinum toxin formulations. Under this agreement, the Group granted Inamed the exclusive right to develop, sell and market its botulinum toxin type A formulations for facial aesthetic purposes in the United States, Canada and Japan under a brand name to be identified by Inamed and owned by Inamed. Outside the United States, Canada and Japan, the Group will hold a license to use this brand, as soon as it has been identified.

Under this agreement, Inamed finances and conducts the development program helping to secure the registrations and approvals required to sell the products in the United States, Canada and Japan. According to the terms of this agreement, the Group files and becomes the owner of the *Biologics License Applications* for products subject to FDA approval in the United States and subject to authorizations in the other countries in which it uses them.

Inamed has agreed to make certain milestone payments to the Group, principally linked to the registration of a *Biologics License Application*, FDA approval of at least one of the Group's manufacturing facilities for a product and the grant of regulatory authorizations for a product in certain territories. Inamed will also pay royalties proportional to sales deriving from the products developed under this agreement with guaranteed minimum royalties.

In January 2005, the Group entered into a preliminary agreement with Inamed covering the exclusive distribution of certain formulations of botulinum toxin for aesthetic purposes worldwide, excluding the United States, Canada and Japan. A definitive agreement is likely to be entered into between the Group and Inamed in late 2005. Upon signature of the definitive agreement, Inamed will make an initial fixed and non-reimbursable payment to the Group, together with milestone payments linked to the receipt of the corresponding administrative authorizations in the Major Western European countries. The preliminary agreement also requires Inamed to pay royalties on future sales.

In November 2005 Allergan (which sells Botox, a product that competes with Dysport) announced its intent to acquire Inamed. See ''Management's Discussion and Analysis of the Results of Operations and Financial Condition — Recent Developments — Offer by Allergan to Acquire Inamed''.

Thomas Jefferson University (Philadelphia, United States). The agreement that the Group entered into in May 1998 with Thomas Jefferson University covers a research program aiming to produce modified neurotoxins (botulinum toxin engineering) through recombinant DNA techniques for the treatment of neuromuscular illnesses. Pursuant to this agreement, the Group has the right to be granted in return for due consideration an exclusive worldwide license, including the right to grant sub-licenses, on any patent approved or patent application related to information resulting from research conducted during the life of the agreement and during the year following the latter's expiry. The Group initially paid fixed fees to Thomas Jefferson University related to the research program.

Agreements in Primary Care

Schwabe (Karlsruhe, Germany). The Group has longstanding links with Schwabe concerning in particular Ginkgo biloba extracts and EGb 761®, the active ingredient in Tanakan®. The relationship between the Group and Schwabe was summarized in the cooperation agreement dated July 27, 2005 concerning (i) the procurement and supply of Ginkgo biloba leaves, (ii) the manufacture of Ginkgo biloba extracts and notably EGb 761®, (iii) the patents, expertise and EGb 761® brand and drugs containing the EGb 761® extract, and (iv) research and development activities concerning the EGb 761® extract and drugs containing EGb 761®.

This cooperation agreement records the fact that the Group and Schwabe hold joint shareholdings in the following companies, which form the manufacturing chain for either EGb 761® or of other plant extracts:

Agricultural Companies

- Schwabe and the Group each hold 50% of the share capital of two companies, Saint Jean d'Illac and Garnay located in France and the United States, respectively, which cultivate Ginkgo biloba trees and dry their leaves (from which EGb 761® is extracted);
- Schwabe and the Group each hold an equal percentage (37.5% or 35.75%, depending on the case) of the share capital in two companies located in the provinces of Shangdon and Jiangsu in China, the activities of which consist in buying and drying the green Ginkgo biloba leaves sold to Cara Partners (described below) and to Schwabe.

Irish Companies

- Schwabe and the Group each hold 50% of the partnership shares in Wallingstown Company Limited based in Cork in the Republic of Ireland, which is involved in the manufacture of EGb 761®;
- Schwabe and the Group each hold 50% of the joint rights in Cara Partners located in Cork in the Republic of Ireland, which manufactures and sells EGb 761®. Cara Partners' *partnership deed* was renewed with effect from February 2003. Thereafter, the partnership deed will be considered to be for an unlimited duration, with each of the partners having the right to terminate it after observing a notice period of six months; and

Linnea

- Schwabe and the Group each hold 50% of the share capital of Linnea, a Swiss-registered company based in Locarno in Switzerland and whose activities are manufacturing and selling Ginkgo biloba extracts other than EGb 761® and other plant extracts.

This agreement provides for exclusive procurement of the Group's Ginkgo biloba leaves and EGb 761® extracts from the aforementioned companies. Under the terms of the cooperation agreement, the Group and Schwabe have agreed to form a steering committee defining procedures for: (i) purchases of Ginkgo biloba leaves by the Irish companies and Linnea from the agricultural companies, (ii) the manufacture and supply of EGb 761® extract by the Irish companies to the Group and to Schwabe exclusively, and (iii) the storage of Ginkgo biloba leaves and extracts.

Concurrently, Schwabe, which owns the patents covering EGb 761® extract and its method of manufacture, has reserved the right to manufacture EGb 761® extract to meet its needs in the German market and granted: (i) to the Irish companies a free license to use its patents (without the right to sub-license them) to manufacture EGb 761® extract and to sell it exclusively to the Group and Schwabe, and (ii) to the Group a free license to use its patents (with the right to sub-license them to third parties) to manufacture and sell drugs based on EGb 761® extract. The Group's license covering France is exclusive, and Schwabe has reserved the exclusive right to market EGb 761® extract-based drugs in Germany.

Furthermore, under the terms of this cooperation agreement, the Group and Schwabe have reciprocally and at no charge granted, subject to certain conditions, the right to use the EGb 761® brand and the right to grant sub-licenses to it to third parties everywhere this trademark is registered in relation to EGb 761® extract-based drugs. Lastly, this cooperation agreement has been entered into for the duration of Cara Partners' partnership deed.

Novartis (Basel, Switzerland), Sanofi-Aventis (Strasbourg, France). In November 1997, Sanofi-Aventis entered into an agreement with Novartis to market Nisis®, the brand name used to market valsartan (an angiotensin II antagonist) and Nisisco®, the brand name used to market a fixed combination of valsartan and hydrochlorothiazide. Sanofi-Aventis owned the brand names used for both products and secured marketing authorizations allowing it to distribute, sell and administer these products in France. In March 2003, the Group entered into an agreement with Novartis and Sanofi-Aventis under which Sanofi-Aventis agreed to terminate its agreement with Novartis and to transfer to the Group the Nisis® and Nisisco® brand names and the corresponding marketing authorizations. At the same date, the Group entered into an agreement to transfer the brands and a temporary cooperation agreement with Sanofi-Aventis.

Under these agreements, Sanofi-Aventis agreed to transfer to the Group ownership of the Nisis® and Nisisco® brands, as well as its customer lists and expertise with respect to these products. In accordance with the brand transfer agreement, the Group paid Sanofi-Aventis certain amounts for the transfer of the brands upon signature of the related agreements described below and upon the transfer to the Group of marketing authorizations for Nisis® and Nisisco® and of Sanofi-Aventis's customer lists and expertise. The transfer of marketing authorizations for Nisis® and Nisisco® was completed on April 30, 2003.

In March 2003, the Group also signed a distribution agreement with Novartis concerning Nisis® and Nisisco®. In accordance with this agreement, the Group has a co-exclusive right (together with Novartis, which retains its right to use the products for its own benefit) to market and distribute Nisis®, Nisisco® and any other enhancement made to these products in France, Andorra and Monaco. The Group has undertaken to purchase certain quantities of Nisis® and Nisisco® from Novartis at prices varying according to the dosage and subject to minimum sales targets revised annually. The minimum sales targets set in the agreement between the Group and Novartis are determined according to the level of sales posted in the previous year, increased proportionally with respect to the percentage rate of market expansion in the therapeutic class to which the product belongs. Should these minimum sales targets not be reached in a given year, the Group has an additional year to make up for the sales shortfall. Should sales fall below a given threshold, Novartis will be entitled to terminate the agreement after observing a notice period of 90 days. Novartis may also terminate the agreement, subject to a notice period of 60 days, should a control event affect the Group's ownership. The distribution agreement will remain in force until valsartan's patent expires in May 2011.

Indena (Milan, Italy). Aside from the Schwabe patent covering the aforementioned Ginkgo biloba extracts, Indena holds a patent covering the manufacture of Ginkgo biloba extracts containing EGb 761® and products containing Ginkgo biloba extracts. Pursuant to the licensing agreement that it entered into with Indena in July 1996, the Group holds an exclusive right to manufacture, use and sell Ginkgo biloba extracts, including EGb 761® for use in drugs in connection with Indena's patent and using the latter's expertise within the European Union.

For its part, Indena retains the right to sell Ginkgo biloba extracts to customers located in the United Kingdom, Denmark, Sweden and Finland, but solely for use in non-pharmaceutical finished products (such as in dietetic foods, food supplements and cosmetics). This agreement remains in force until the patent covering the European Union expires, i.e. in 2009. The Group has agreed to pay Indena royalties calculated on the basis of net sales in each relevant country provided that: (i) the relevant patent is valid in the relevant country, and (ii) Indena's expertise remains confidential in the relevant country, but in this case until July 4, 2006 at the latest.

Other Agreements

Bayer (Leverkusen, Germany). In accordance with the royalty agreement entered into by the Group in January 1985, the latter granted Bayer an exclusive license to use and sell products whose biological activity and chemical structure is similar to that of the procoagulating proteins of human Factor VIII worldwide, except in the Americas, Japan, Taiwan, South Korea, Hong Kong, Indonesia, the Philippines, Thailand, Singapore, Malaysia, Australia, Germany, Austria and Switzerland. This agreement notably covers the use and sale by Bayer of Kogenate®, a human Factor VIII product originally developed as part of a partnership between Genentech and Speywood (acquired by the Group in 1994). In accordance with the partnership agreement with Genentech, the Group has the exclusive right to use and sell human Factor VIII products, including Kogenate®, worldwide except in the excluded territories listed above in which Genentech has the right to use and to sell Kogenate®.

In accordance with the agreement, the Group has the right to levy a royalty based on net sales of human Factor VIII products, including Kogenate® and Helixate®, by Bayer and its sub-licensees over a period of 15 years starting on the launch date of the relevant human Factor VIII product. The royalties received by the Group under this agreement with Bayer have varied significantly since it was first implemented. The amount of these royalties depends on sales of the relevant products, which are marketed by Bayer. As a guide, the

Group received royalties amounting to €16.8 million in 2002, €28.4 million in 2003 and €30.5 million in 2004. For the aforementioned reasons, the Group is not and cannot be certain of the level of royalties that it will receive in the future, since they may increase or decrease significantly. As part of the reorganization of the Group's corporate structure, some of the rights to Kogenate® royalties were contributed by Mayroy to Ipsen Farmaceutica B.V., while the remainder of the royalties were already held by Ipsen Ltd, which was part of the Group prior to this reorganization. For the purpose of preparing *pro forma* financial statements, the Group assumed that this reorganization had been carried out prior to January 1, 2002 and thus included the portion of royalty streams received in the past by Mayroy, i.e. 50% of total royalties, in the *pro forma* consolidated financial statements shown in Chapter 5 of this Offering Circular.

This agreement will terminate on the later of the following two dates: (i) 15 years from the launch date of the relevant human Factor VIII product, and (ii) the expiry date of the last remaining patent protecting this product. Kogenate® was launched on the market during the second half of 1994 and the last of the patents protecting Kogenate® expires in April 2009. A patent that may cover the use of Kogenate® and Helixate® belonging to Chiron and Novo Nordisk was cancelled by the European Patent Office's in first stage opposition. Based on the information in the Group's possession, the Group believes that it is unlikely that the patent will be validated upon appeal.

Pfizer (New York, United States). The agreement entered into by the Group with Pfizer in December 2001 covers the promotion of Zoxan®. Zoxan® is used to treat benign prostatic hypertrophy (abnormal enlargement of the prostate). In accordance with this agreement, the Group has undertaken to promote Zoxan® in France and in French overseas territories and not to market any other drug with the same indications as Zoxan® for a period of two years following the termination date of the agreement. This agreement expires on November 30, 2006. Pursuant to this agreement, Pfizer pays the Group fees calculated on Pfizer's net annual sales of the product, subject to a guaranteed minimum amount. This agreement contains a clause enabling Pfizer to terminate it in the event that control of the Group changes hands.

Octagen and Emory University (Atlanta, United States). In September 1998, the Group acquired a shareholding in Octagen, a US biotechnology company. At June 30, 2005, this shareholding stood at 21.45%. Under the agreement entered into by the Group with Octagen, which includes a partnership with Emory University, it is able to benefit from the cooperation of international experts in protein engineering. Pursuant to this agreement, Emory University, which holds the patents licensed to Octagen and which is also one of the shareholders in this company, conducts research aimed at identifying new biotechnology products for use in the treatment of hemophilia. Octagen oversees the pre-clinical and clinical development of these products, and the Group is responsible for managing special projects and the switch to large-scale production.

In May 1998, Octagen concluded a worldwide exclusive licensing agreement with Emory University. This agreement covers the latter's expertise and patents and authorizes Octagen to use, sell and manufacture low antigenicity products (LAP) and low immunogenicity products (LIP), notably including genes corresponding to the LAP and LIP compounds in gene therapy and protein infusion. This agreement will end on the expiry date of the corresponding patents, i.e. no later than in 2021. Pursuant to this agreement, Octagen issued ordinary shares to Emory University. Octagen has agreed to make milestone payments to Emory University and variable royalty payments based on sales, subject to minimum annual royalties. Octagen has also agreed to pay to Emory University a portion of all the royalties paid to Octagen by sub-licensees. Pursuant to this agreement, Emory University has agreed to conduct permanent research programs into LAPs and LIPs to identify new biotechnology products for use in the treatment of hemophilia. These research programs are financed by Octagen.

In September 1998, Octagen in turn signed a worldwide exclusive sub-licensing agreement with the Group authorizing the latter to use, sell and manufacture products incorporating LAPs and LIPs. This agreement will end three years after the expiry date of the corresponding patents, i.e. in 2024 in most countries. Pursuant to this agreement, the Group agreed to make certain milestone payments to Octagen, including payments linked to Investigational New Drug Applications (IND) at the beginning of clinical trial phases and to registration with the FDA in the United States. Under this agreement, the Group also pays variable royalties based on sales, subject to a reduction in royalties if sales do not reach a minimum threshold. The Group has the right to terminate the agreement at any time and for any reason, subject to observance of a notice period of one year subsequent to which Octagen retains all rights to data generated under the agreement. In accordance with this agreement, Octagen agreed to conduct pre-clinical and clinical trials financed by the Group. The Group's participation in financing this research, which lasted for three years, is now at an end. The agreement stipulates that the Group will manage any project or dossier (including the payment of filing costs) and will be the owner of any registration or regulatory approval dossier.

As part of the relationship between the Group and Octagen and the corresponding licensing and sub-licensing agreements, the Group is currently pursuing Phase II clinical trials with a compound known as OBI-1.

Expansia (Aramon, France). The Group has entered into a distribution agreement with Expansia (which PCAS acquired from the Group in 2001) concerning the supply of certain products, including troxerutin, one of the active ingredients in Ginkor Fort®. Pursuant to this agreement in force since January 1, 2001, the Group has undertaken to order a minimum aggregate quantity of products from Expansia that diminishes each year. The agreement was entered into for a period of six years.

Intellectual Property

The Group's intellectual property strategy consists of seeking protection for patents, copyright and brand names in relation to its products and processes and to defend its intellectual property rights vigorously throughout the world.

Patents

The Group considers that protection of its patented technologies and products is essential to the success of its activities. At May 31, 2005, the Group held 2,366 patents, 1,658 of which were issued in European countries and 208 in the United States. At the same date, the Group had 1,803 applications for patents being considered, including 129 in Europe, 42 international applications and 156 in the United States.

Most of the European and international patent applications included in this list and targeting by definition a large number of countries, will give rise to patents issued in many of these countries. In other words, these 129 European and 42 international patent applications should lead to the issuance of far more than 171 patents.

In countries in which the Group is seeking legal protection through patents, the length of legal protection afforded to an individual product is generally 20 years from the date on which the Group's patent application is filed. This period of protection may be extended in certain countries, particularly in the European Union and in the United States. The protection granted, which may also vary from country to country, depends on the type of patent and its scope. In most industrialized countries, any new active ingredient, formulation, indication or manufacturing process may be afforded legal protection. The Group conducts ongoing checks to protect its inventions and to act against any infringement of its patents and commercial brands.

The following table shows the expiry dates of the patents currently held by the Group covering its principal products. The Group enjoys protection through intellectual property rights under licensing agreements for products and compounds that were patented by other companies.

Product	Patent Holder	Patent Expiry Date
Target areas		
Oncology		
Decapeptyl®:		
— pamoate formulation	Debiopharm	2010 (Europe/United States)
— acetate formulation	—	Syntex patent now expired
Diflomotecan	Ipsen	2016/2018 (Europe) and 2016 (United States)
BN 80927	Ipsen	2016/2018 (Europe) and 2016 (United States)
BN 2629 (SJG 136)	Spirogen	2019 (Europe and the United States)
BN 83495 (STX 64)	Ipsen (Sterix)	2017 (Europe and the United States)
STX 140	Ipsen (Sterix)	2021 (Europe and the United States)

Product	Patent Holder	Patent Expiry Date
Endocrinology		
Somatuline® Autogel®...	Ipsen	2015 (Europe[1] and the United States)
Somatuline®	Tulane University	2005 (Europe[2] and 2009 (Europe[3])
NutropinAq®	Genentech	2013 (Europe)
Testim® 50mg Gel.........	Bentley Pharmaceuticals	2006 (existing patent)
		2023 (if new patent application granted)
BIM 51077....................	Ipsen	2019
BIM 51182....................	Ipsen	2019
Neuromuscular disorders		
Dysport®	—	No patent filed
Primary care		
Gastroenterology		
Smecta®.........................	—	Patent now expired
Forlax®..........................	—	No patent filed
Cognitive disorders		
Tanakan®[4]....................	Schwabe	2009/2010 (Europe)
	Indena	2009 (Europe) and 2014 (United States)
Cardiovascular		
Ginkor Fort®[4]..............	Schwabe Indena	2009/2010 (Europe)
		2009 (Europe) and 2014 (United States)
Nisis® and Nisisco®:		
— active ingredient	Ciba Geigy	Patent now expired
— oral formulation.......	Novartis	2017
Other therapeutic areas		
Neurology		
BN 82451..................	Ipsen	2020 (Europe and the United States)
Hematology		
OBI-1	Emory University	2016 (Europe and the United States)

(1) An application for an additional certificate of protection is currently pending in Belgium, Denmark, Spain, Luxembourg and Portugal. Similar applications in France and the United Kingdom were not granted.

(2) Except in Belgium, France, Italy, Luxembourg and the United Kingdom.

(3) Belgium, France, Italy, Luxembourg and the United Kingdom, where an extension until 2009 has been secured thanks to an additional certificate of protection.

(4) Schwabe and Indena hold patents to EGb 761®, *the active ingredient in Tanakan® and to Gingko biloba extract, one of the active ingredients in Ginkor Fort®.*

Expiry of the patent protecting a product may result in fierce competition owing to the emergence of generic products and, especially in the United States, in a very sharp reduction in sales of a product that used to have patent protection. In certain circumstances, however, the Group may continue to reap commercial benefits from product manufacturing secrets, patents covering processes and intermediate items facilitating the cost-effective manufacture of the active ingredients, patents covering special product formulations, delivery systems and the conversion of active ingredients into over-the-counter drugs. In certain countries, some of the Group's products may also qualify for a marketing exclusivity period of five to ten years. This exclusivity period is independent of the protection granted by patent legislation and may also protect a product from competition from generic products, even when the initial patent has expired. Some of the Group's products, including certain acetate formulations of Decapeptyl® and Dysport®, Smecta® and Forlax®, have never been or are no longer protected by a patent.

Brands and Trademarks

The protection of brands and trademarks varies from country to country. In certain countries, this protection is based primarily on use, while in others it is solely derived from registration. Rights related to brands may be secured under national trademarks, international registrations or EU-wide trademarks. Registrations are generally granted for a period of ten years and may be renewed an unlimited number of times, although, in certain cases, the brand name must be used continuously to secure continued registration.

The Group notably holds trademarks in respect of the names of the products that it uses commercially. These trademarks qualify for the protection of pharmaceutical products contained in class five of the international classification of products and services. Registrations protect product names in Latin script, as well as product names in local script (Cyrillic, Chinese characters, etc.).

The Group's principal products, namely Decapeptyl®, Somatuline® (and Somatuline® Autogel®), Dysport®, Tanakan®, Ginkor Fort®, Smecta® and Forlax®, trademarked at June 30, 2005, are set forth in the following table.

Brands and Trademarks	Number of Registrations and Applications
Decapeptyl®	77[(1)]
Somatuline®	131
Autogel®	129
Dysport®	129
Tanakan®	122
Ginkor Fort®	93
Smecta®	154
Forlax®	139

(1) including 65 brands and trademarks held by the Group and 12 brands and trademarks held under license from Debiopharm.

The Group also holds registrations for the names of its component companies, as well as the logo and slogan forming the Group's graphics charter.

The Group defends its trademark rights by opposing applications for the registration of identical or similar brands and initiates, where appropriate, legal proceedings to have its rights recognized. As of June 30, 2005, the Group held 244 domain names (reserved or currently being reserved).

Manufacturing

The Group operates, either alone or with its partners, a total of nine production facilities in France, the United Kingdom, Ireland, Spain, Switzerland and China, together with five plantations and leaf-drying facilities in France, China and the United States.

The Group's principal manufacturing process can be divided into three stages: the primary manufacture of the principal active ingredients, the incorporation of these constituents into secondary formulations and the related packaging. Each stage of the manufacturing process takes place in strictly controlled conditions and is subject to the applicable national and international legislation. All the Group's manufacturing facilities comply with Good Manufacturing Practices (GMP), in line with the relevant directives. Manufacturing facilities outside the United States, which import products into the country, must be approved by the FDA on a product-by-product basis and are subject to periodic inspections by the FDA.

The Group manufactures its own products when it deems this to be necessary for its business for strategic reasons, but also relies upon outsourcing as an alternative for certain projects. Likewise, where appropriate, the Group enters into supply agreements with third parties, such as PCAS, a fine chemicals company that supplies certain active ingredients.

The Group currently manufactures the active ingredients in its principal products and those of its products that appear to harbor significant future growth prospects. The Group manufactures EGb 761® through its partnership with Schwabe and under its licensing agreement with Indena. In addition to the pharmaceutical manufacturing expertise required to produce its highly specialized products, the Group boasts a wealth of experience in the technology of biological manufacturing processes based on proteins, which represents a solid platform enabling it to harness the emerging opportunities deriving from the biological manufacturing process. In addition, the Group believes it is one of the few pharmaceutical groups able successfully to manufacture sustained-release peptide formulations for injection.

Each of the Group's manufacturing facilities focuses on a particular technology to maximize its operational efficiency. For instance, the Wrexham site (United Kingdom) is devoted to the purification and formulation of proteins, while the Dreux plant (France) specializes in the manufacture and packaging of high volumes of oral formulations. The continued implementation of this policy and the resulting efficiency are critical to the success of the Group's product procurement strategy.

To secure access to the requisite quantities and quality of raw materials needed to manufacture naturally occurring products in the Ginkgo biloba range, the Group produces a large proportion of the Ginkgo biloba leaves that it uses on its own plantations (in China, France and the United States). It thereby minimizes its exposure to any significant risk deriving from the availability of raw materials and the volatility of their prices.

The Group operates the following industrial and agricultural sites:

Location	Principal Products	Specialization
Dreux (France)	All primary care finished products	High-volume oral formulations, 950 million satchels, 650 million tablets, 400 million dry powder capsules, 70 million packs for sale, 10,000 metric tons distributed[1]. Analytical development and production of medicinal products for clinical trials.
Signes (France)	Decapeptyl®	Sustained-release peptide formulations for injection.
L'Isle sur la Sorgue (France)	Somatuline® Semi-finished Smecta®	API plant, manufacturing more than 2,500 metric tons[1] of therapeutic clay per year, used for gastroenterology products.
Wrexham (United Kingdom)	Dysport®	Preparation of bulk active ingredients (BAS), purification and formulation of protein-based biological products.
Dublin (Ireland)	Triptorelin (Decapeptyl®)	API plant, solid phase peptide synthesis.
Cork (Ireland)	Lanreotide (Somatuline®) EGb 761®	Standardized plant extract from Ginkgo biloba leaves.
Tianjin (China)	Smecta®	Local market supply for China. The site operates as a joint venture with local partners.
Barcelona (Spain)	All primary care finished products for the Spanish market	Manufacturing and packaging of oral dosage forms. Products manufactured at this site mainly supply the Spanish market.
Locarno (Switzerland)		Extracts from natural plant sources (including Ginkgo biloba) and related synthetic chemistry for the pharmaceutical and cosmetics industries.
Captieux (France)	Ginkgo biloba leaves	Plantation and leaf-drying facility.
Saint-Jean d'Illac (France)	Ginkgo biloba leaves	Plantation and leaf-drying facility.
Garnay (United States)	Ginkgo biloba leaves	Plantation and leaf-drying facility.
Lu Yuan (China)	Ginkgo biloba leaves	Leaf-drying facility set up in 1996, operated in conjunction with local partners.
Zhong Da (China)	Ginkgo biloba leaves	Leaf-drying facility operated in conjunction with local partners

(1) Data for 2004 financial year.

Competition

The pharmaceutical industry is highly competitive. In recent years, the pharmaceutical sector has undergone increasing vertical and horizontal integration. In addition, the way pharmaceuticals are marketed is currently undergoing significant change in markets across Europe and the United States, with reduced flexibility in price-setting, tighter cost-control measures and the impact of healthcare cost management initiatives, particularly concerning the selection of products and the setting of selling prices.

Against this backdrop, the Group has to compete with other companies to develop and secure marketing authorizations for new pharmaceutical specialties in the therapeutic areas it has targeted, as well as for specific products producing comparable therapeutic results to those produced by the drugs marketed by the Group. The Group also competes with other pharmaceutical groups to find suitable partners to ensure growth in its research and development portfolio and in its portfolio of products already on the market.

A number of the companies that compete with the Group to develop and secure marketing authorizations for new compounds are significantly larger than the Group and, accordingly, are able to devote more resources to research and development, as well as to marketing, which may give them the advantage of being able to offer a broader range of products and having a larger sales force. Some of these companies have a stronger presence in markets in which the Group currently markets products within therapeutic areas it has targeted, particularly in the European Union and markets earmarked for expansion, such as the United States and Japan.

The Group's strategy as a specialty pharmaceutical company is to focus its research and development program on the development of a complementary range of products for a deliberately low number of debilitating conditions in the therapeutic areas targeted by the Group. From a marketing standpoint, this strategy has prompted the Group to concentrate its efforts on influential physicians, primarily specialists, who are responsible for drug prescriptions or who may prompt similar prescriptions by other doctors. By forging a strong reputation with these key specialists in highly specific and specialized fields, the Group believes it is able to conduct its marketing activities selectively and cost-effectively, thereby alleviating the need for it to run a large sales force. This said, the Group will have to continue competing with larger companies marketing products in the same therapeutic areas.

Once they reach the market, the Group's products have to compete with those marketed by other pharmaceutical companies for the same indications. Some of these products may already have been on the market for some time when the Group introduces its rival product. In the United States, for instance, the Group hopes to launch Dysport® in 2008, but will have to compete with an already well-established botulinum toxin, namely Allergan's Botox®. In certain cases, the Group hopes to harness synergies between its technological platforms by using its research into new delivery systems for highly refined active ingredients that are practical for patients to give its existing and new products competitive advantages. For instance, Somatuline® faces competition from Novartis' Sandostatin®, but the Group believes the development of Somatuline® Autogel®, a sustained-release formulation that is relatively painless and easy to use, gives it a competitive advantage in the somatostatin analogue market.

The Group may also have to compete with generic drugs or those marketed for unapproved indications following the expiry of patents protecting its own products or those of its rivals. The cost of these products may be significantly lower than the original products they are replicating, because the pharmaceutical companies manufacturing them do not incur the corresponding research and development costs. The Group is also exposed to the risk of the creation and sale of counterfeit versions of its products being manufactured by third parties.

In addition to the competition facing its products, the Group also has to compete with other companies when recruiting scientists and other highly experienced employees. The Group believes that its internal human resources policy is highly competitive and is instrumental in fostering a positive working environment which, coupled with its research and development reputation, enhances its appeal to suitably qualified candidates.

Regulation

The international pharmaceutical industry is highly regulated by government bodies. Regulations cover nearly all aspects of the Group's activities, from research and development and marketing to its manufacturing facilities and processes. In each country where it markets its products or conducts research, the Group has to comply with the standards laid down by the local regulatory authorities and by any other competent supra-national regulatory authority. These authorities notably include the EMEA, AFSSAPS (French Agency for the Safety of Health Products), the Medicines & Healthcare Products Regulatory Agency (MHRA) in the United Kingdom and the FDA in the United States, as well as various other regulatory bodies, depending on the relevant market.

Regulatory Approval

In the European Union, there are currently two methods of securing marketing authorization for drugs: the centralized procedure and the mutual recognition procedure. With the centralized procedure, an application for marketing authorization is filed directly with the EMEA (based in London), which covers all the countries in European Union. This procedure is obligatory for all biotechnology products and is optional for other new chemical entities. With the mutual recognition procedure, authorization is granted in one European Union country and the beneficiary then requests mutual recognition of this decision to cover the other European Union countries. This procedure is used only when the product is registered in a single EU member state, when the company is seeking to extend registration of an existing product to other countries or when the centralized procedure is not obligatory. A national authorization system remains in place for local registrations limited to just one country.

Manufacturing facilities located in Europe are subject to inspections and require authorization from national bodies. For all health products in France, the AFSSAPS conducts (scientific and medical-economic) assessments and checks (on laboratories and advertising) and inspects production facilities. It monitors the safety profile of all products on the market (post-marketing surveillance, blood surveillance, equipment checks, monitoring of medical devices and cosmetics monitoring). The AFSSAPS also participates in EMEA's pan-European evaluation and control systems.

In the United States, the FDA regulates and controls clinical trials, authorizations, manufacturing, labeling and packaging of drugs destined for sale in the United States. The FDA also controls all the drugs currently available for sale on the US market. The process of applying for marketing authorization for a drug from the FDA is similar to that adopted in other countries. A New Drug Application (NDA) can be filed only after the efficacy and safety profile of the relevant drug have been proven through intensive testing on animals and in-depth clinical trials on humans.

The authorization procedure may take between six months and four years in the United States and the European Union, depending on the quality of the evidence produced, the degree of control exercised by the competent regulatory body, the efficacy of examination of the dossier and the type of product.

Once marketing authorization has been granted for a given territory, the new drug may be prescribed by doctors in the relevant region. Subsequently, the holder of the marketing authorization has to submit reports from time to time to the regulatory authorities listing any cases of undesirable reactions. For certain drugs, the regulatory authorities may require additional (Phase IV) trials to evaluate the long-term effects of the drug or to compile information about its use in specific circumstances. The regulatory authorities also require compliance with research, clinical and production standards.

Manufacturing facilities outside the United States producing products imported into the US market must also be approved by the FDA on a product-by-product basis and are subject to periodic inspections by the FDA.

Good Manufacturing Practices

In addition to securing regulatory approval for its products, all the Group's manufacturing sites must be GMP-compliant (Good Manufacturing Practices). The term GMP is used internationally to describe a set of standards and procedures that manufacturers of therapeutic products must adopt to ensure that they are suitable for use by humans. One of the fundamental tenets of GMP is that the quality of a product cannot be tested solely using one batch, but must be verified at each stage of the manufacturing process. Quality directives include stipulations related to the methods, plants and controls used to design, manufacture, package, label and store drugs, including guidelines concerning the installation and maintenance of the equipment used in the manufacturing process. In most countries, GMP compliance represents a basic criterion taken into consideration when new pharmaceutical facilities are authorized to start up their operations. All the Group's manufacturing facilities comply with Good Manufacturing Practices (GMP) required in the place in which they operate and for the markets they serve.

Price-setting and Control

Regulations may cover the setting and the control of selling prices in certain countries in which the Group markets its products. These controls are implemented pursuant to law or because the government or other healthcare agencies in a given country are the principal purchasers of products or reimburse purchasers for their cost. Price control mechanisms vary in the way they operate from country to country. This may lead to significant differences between markets, which may be amplified by exchange rate fluctuations. These pricing differences may also be exploited by parallel import companies, which buy branded products in markets where prices are low and sell them in markets where prices are higher.

In recent years, efforts by government authorities to curb healthcare spending have led to tighter controls on reimbursement policies in most of the countries in which the Group operates, particularly in Western Europe, where state-controlled healthcare systems (with the reimbursement by the state of a portion of healthcare costs) are the norm. Measures intended to curb direct costs come in various forms, including mandatory price cuts (or a refusal to accept price increases), a larger share of the cost being borne by the patient (reduction in the amount reimbursed by the third party), the withdrawal of certain products from the lists of reimbursable products, the alignment of reimbursed prices with the lowest product price in a given category, analysis of the cost/benefit ratio of drugs prescribed and efforts to promote growth in the generic drugs market. In addition, when a product's price is set, the national authority takes into account the price of the same product in other countries.

In certain European countries, governments also influence drug prices indirectly by controlling the national healthcare systems, which have to pay a large proportion of the costs of these products. In France, for instance, a government agency sets the price of reimbursable drugs taking into account the product's scientific value, as well as the agreements struck between the government authorities and pharmaceutical groups. The price set for a drug depends on the benefits it produces in terms of an improvement in medical performance and innovation and on an economic analysis comparing it with existing treatments.

In addition, a multi-year agreement in France between companies and the Healthcare Product Economics Committee sets a target for national spending on pharmaceutical products. If this target is exceeded, the companies party to this agreement are subject to quantitative rebates calculated according to the trend in total spending by drug treatment category and to the sales posted by each company.

The French law of August 13, 2004 created a French Supreme Health Authority responsible for evaluating and classifying the benefits expected or produced by medical procedures, services and products. This committee will be responsible for issuing opinions on certain of the Group's drugs, that were classified as having insufficient medical benefits during reassessments that were initiated in 1999 and 2000.

The French Supreme Health Authority stated in a notice published on September 15, 2005 that the medical benefits of Bedelix® and Ginkor Fort® are insufficient to justify reimbursement by the state health insurance authorities. As a result of this decision, the French Supreme Health Authority has recommended withdrawal of these drugs from the list of reimbursable drugs. On the basis of this notice, the French government announced on September 28, 2005 that it intended to withdraw certain drugs, including Bedelix® (€9.4 million of sales in 2004, representing 1.2% of 2004 pro forma consolidated sales) from the list of reimbursable drugs with effect from March 1, 2006, and, with respect to drugs belonging to the veinotonic class, which includes Ginkor Fort®, to reduce the reimbursable portion of their selling price to 15% with effect from January 1, 2006 and then to delist them with effect from January 1, 2008. In addition, the Minister of Health announced on October 12, 2005 a 20% price decrease on all drugs belonging to the veinotonic class, which includes Ginkor Fort®.

In a notice issued on February 25, 2004, the French Transparency Commission stated that the medical benefits of Tanakan® are insufficient in two indications, namely the symptomatic treatment of intermittent claudication due to obliterating arteriopathy of the lower limbs and the symptomatic treatment of the pathological decline in age-related cognitive and sensorial functions, with the exception of Alzheimer's disease and other types of dementia. Under the French law of August 13, 2004 on health insurance, the French Supreme Health Authority may issue a further notice. To justify the continued reimbursement of its product, the Group is conducting clinical development activities aimed at confirming the clinical benefits of Tanakan® in the treatment of cognitive and behavioral disorders, such as mild memory impairment in elderly patients. In addition, over 8,000 patients have been enrolled in research programs to determine the effects of EGb 761® on neurodegenerative diseases of the central nervous system, including the symptomatic treatment of Alzheimer's disease. Four trials are being conducted by the *National Institutes of Health* (United States), with the Group sponsoring another four in Europe. See ''— Products — Primary care products'' and ''— Research and development — Other research and development programs''.

Environmental Regulations

The Group's activities, particularly the manufacturing facilities that it operates in Western Europe, as well as in China, are regulated by the applicable environmental, health and safety legislation.

In Western Europe, all the Group's manufacturing facilities are located in countries belonging to the European Union (except for the Locarno plant in Switzerland). In the European Union, the environmental legislation covering industrial companies has become much more extensive since the beginning of the 1980s. Production facilities are covered by EC directive 96/61 of September 24, 1996 on integrated pollution prevention and control. This directive introduced a formidable array of specific operating formalities (declaration or filing for authorization to operate) and covers all the environmental issues potentially facing an industrial plant (waste management, environmental discharges, use, handling and storage of toxic and/or hazardous substances, etc.). This directive has now been enacted into national legislation in every EU member state, and its provisions must be observed at each of the Group's facilities located in these countries.

Furthermore, the European Parliament adopted directive 2004/35 on April 21, 2004 on environmental responsibility related to the prevention and mitigation of environmental damage. This directive has implemented an original liability system in which initiatives are to be taken solely by an independent authority that has yet to be created. This directive, which will have to be transposed into national law in the EU countries by April 30, 2007, will merely complement the existing civil liability framework in the event of soil or water pollution with which the Group's facilities must already comply.

The Group also operates a manufacturing facility in Switzerland. Swiss environmental, health and safety regulations are similar to those in force in the European Union.

In Western Europe, the Group has all the requisite authorization for its business activities and conforms to the regulations applicable to its operations and its manufacturing facilities. This said, owing to the uncertainties inherent in the treatment of environmental issues and the increase in the relevant regulatory standards, the Group cannot rule out the possibility of having to devote additional expenditure to this area going forward.

Given its increasing integration with worldwide international trade channels, China has for several years been developing a specific framework of environmental, health and safety regulations. The manufacturing facilities operated by the Group in China are thus subject to a set regulations in these areas. While the relevant standards are not comparable to those applicable in Western Europe, Chinese environmental, health and safety regulations are poised to be tightened up over the coming years. As in Western Europe, the manufacturing facilities operated by the Group in China hold the authorizations and permits required for their operations and comply with all the applicable environmental, health and safety regulations.

At all its facilities, the Group believes it does not have any significant exposure to liability for non-compliance with applicable legislation or environmental, health and safety regulations. The Group believes it substantially conforms to all environmental, health and safety legislation and regulations. The Group's policy is to provide a safe workplace that protects the environment and does not affect the health of its employees or that of neighboring communities.

Insurance

The Group has insurance coverage against the risks to which it is exposed, which includes product liability insurance. This coverage, which is provided by external insurers, encompasses the Group's worldwide risks.

Product liability insurance covers all the products manufactured, marketed and sold by the Group, as well as all clinical trials conducted by the Group. The level of coverage for clinical trials exceeds that required under the applicable local regulations. Furthermore, a specific policy covers all product recall expenses.

The Group maintains insurance coverage for all aspects of its activities in general, including business interruption, as well as environmental liability.

All the Group's policies carry certain restrictions, which are customary for policies of this type, such as deductibles and exclusions for court judgments to pay punitive damages. As part of product liability claims, the plaintiff may seek to obtain punitive damages and, if such a judgment is issued, the Group's insurance policies may not cover the corresponding amounts. In such circumstances, the Group may not have sufficient financial resources to comply with these court judgments.

Insurance coverage is becoming increasingly expensive in the pharmaceutical industry and it is impossible to predict the future cost of product liability coverage and to guarantee that it will always be possible to arrange such insurance.

The Group believes the restrictions on its insurance coverage are reasonable and prudent given the Group's business activities and the risks with which it is confronted.

The Group's overall cover for business interruption losses amounts to €350 million. Based on the Company's *pro forma* 2004 consolidated financial statements prepared according to IFRS, the total cost of the insurance premiums paid by the Group came to 0.84% of product sales and 0.90% of sales.

Employees

At June 30, 2005, the Group had 3,855 employees worldwide, 36% of whom (excluding the field sales force) are executive level employees. Of these 3,855 employees, 673 were assigned to research and development activities, 1,578 to sales (76% of which were medical sales representatives), 1,060 to production and supply chain functions and 544 to administration and support services.

Geographical Analysis

At June 30, 2005, over 30% of the Group's 3,855 employees and notably 46% of the sales force, were employed outside the Major Western European countries. The following table shows a geographical analysis of the Group's employees by function.

	Sales	Production and Supply Chain	Research and Development	Administration and Other	Total
At June 30, 2005					
Major Western European countries[1]	852	878	556	389	2,675
Rest of Europe	328	120	31	84	563
Rest of the world[2]	398	62	86	71	617
Total	1,578	1,060	673	544	3,855
At December 31, 2004					
Major Western European countries[1]	841	857	546	381	2,625
Rest of Europe	316	117	31	81	545
Rest of the world[2]	401	55	79	70	605
Total	1,558	1,029	656	532	3,775
At December 31, 2003					
Major Western European countries[1]	815	880	527	381	2,603
Rest of Europe	307	92	23	76	498
Rest of the world[2]	428	109	65	72	674
Total	1,550	1,081	615	529	3,775
At December 31, 2002					
Major Western European countries[1]	776	828	486	381	2,471
Rest of Europe	357	96	27	72	552
Rest of the world[2]	364	98	57	75	594
Total	1,497	1,022	570	528	3,617

(1) Germany, Spain, France, Italy and the United Kingdom.

(2) Including North America and Asia.

Structure of and Trends in the Group's Workforce

The following tables set forth information with respect to into the structure of and recent trends in the Group's workforce.

Overall Number of Group Employees

	June 30, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Major Western European countries[1]	2,675	2,625	2,603	2,471
Rest of Europe	563	545	498	552
Rest of the world[2]	617	605	674	594
Total	3,855	3,775	3,775	3,617

(1) Germany, Spain, France, Italy and the United Kingdom.

(2) Including North America and Asia.

Analysis of the Workforce by Type of Employment Contract

	June 30, 2005	Dec. 31, 2004	Dec. 31, 2003
	(as a percentage)		
Permanent	97%	97%	97%
Non-permanent	3%	3%	3%

Analysis of the Group's Employees by Socioprofessional Category

	Executive Level Employees	Non-executives	Sales Force[1]
At June 30, 2005	961	1,694	1,200
At December 31, 2004	984	1,634	1,157
At December 31, 2003	849	1,748	1,178

(1) Field sales force

Employees Recruited by the Group

	June 30, 2005			Dec. 31, 2004			Dec. 31, 2003		
		O/W			O/W			O/W	
	Total	Perm.	Fixed Term	Total	Perm.	Fixed Term	Total	Perm.	Fixed Term
Major Western European countries[1]	182	128	54	379	279	100	383	311	72
Rest of Europe	78	71	7	150	136	14	126	122	4
Rest of the world[2]	135	127	8	183	172	11	199	196	3
Total	395	326	69	712	587	125	708	629	79

(1) Germany, Spain, France, Italy and the United Kingdom.

(2) Notably including North America and Asia.

Redundancies, Resignations and Retirements Within the Group

	Redundancies	Resignations, End of Fixed-term Contracts, Seasonal Contracts	Retirements, Deaths
First-half 2005			
Major Western European countries[1]	48	81	8
Rest of Europe	20	37	1
Rest of the world[2]	41	68	–
Total	109	186	9
2004 financial year			
Major Western European countries[1]	144	239	40
Rest of Europe	35	80	–
Rest of the world[2]	27	169	–
Total	206	488	40
2003 financial year			
Major Western European countries[1]	74	133	15
Rest of Europe	47	129	2
Rest of the world[2]	52	86	–
Total	173	348	17

(1) Germany, Spain, France, Italy and the United Kingdom.

(2) Notably including North America and Asia.

In 2004, the Group stopped production of hematology treatment Hyate:C®. As a result, 83 positions were eliminated at the Wrexham manufacturing site and at the Watton production unit. Social measures in relation to these redundancies were organized in compliance with local laws and regulations. The severance payments made to affected employees exceeded the statutory minimum levels and were made in line with customary practices in the pharmaceutical sector. The Group implemented its plans to help employers affected by this measure find new jobs within the Group. However, where this was not possible, the services of Rights Coutts Services were made available to affected employees to guarantee them the best possible chance of finding a new job as rapidly as possible. The other dismissals initiated by the employer (286 in 2004) relate either to redundancies for personal reasons, dismissals during trial periods or result from the non-renewal of fixed-term contracts that had reached their end.

The Group also reorganized several of its functional departments to take into account its international expansion and to integrate cross-divisional functions (supply chain, regulatory affairs, quality) within Group functions. By planning its human resources management well in advance, this restructuring process did not have any adverse impact on jobs.

The Group's Human Resources Policy

The Group's Employment Policy

The employment policy implemented by the Group aims primarily to give it a suitably qualified, well trained and highly motivated workforce to perform as efficiently as possible the various tasks and roles inherent in the Group's business activities.

Professional Advancement

Internal promotion is one of the key ways of motivating employees and their supervisors (7% of employees moved up a grade in 2004). Accordingly, opportunities to change jobs, switch functions and to move to new locations are regularly offered to the Group's employees thanks to the jobs forum on the Group's intranet site, prior to or at the same time as they are advertised externally. In 2004, 109 job vacancies (excluding medical sales representatives) were published internally (39.4% for administration and support services, 35% for research and development, 10% for sales and the supply chain and 15.6% for operations). Professional training courses have been set up at manufacturing units and in France efforts to certify professional experience are now underway.

Use of Temporary Personnel

The main reason for using temporary personnel is the replacement of absent employees. Even so, only limited use is made of temporary staffing, since it accounted for 92 full-time equivalents during 2004 in the Major Western European countries. It is concentrated primarily in the production and supply chain segment where absenteeism is the highest, while it is vital to keep production going at all times. In addition, the Group's marketing units use external medical sales representatives and services, notably in France (267 full-time equivalents in 2004).

Integration of Disabled Workers

Disabled workers accounted for 1.09% of the total number of Group employees at December 31, 2004. A number of measures facilitating the insertion of disabled workers have been implemented. For instance, the Group organizes part-time work in Lithuania for disabled workers and in the United States it undertakes to protect the jobs of employees affected by a temporary inability to work. In France and Spain, the Group communicates job descriptions of positions likely to suit disabled workers to specialized employment agencies. In the United Kingdom, employment premises and workplaces have recently been refitted to guarantee the integration of these workers. Furthermore, a number of Group companies call upon disabled worker centers to complete outsourced tasks.

Equal Opportunities

The Group endeavors to ensure that all its employees adhere to its policy of non-discrimination. The Group's employment policy is based on objective criteria and individual merit. Employees are thus given equal opportunities without any discrimination on the basis of race, color, creed, sex, disability, family situation, sexuality, age, nationality or ethnic background. Certain Group companies have an official equal opportunity policy, while others have incorporated measures ensuring equal opportunity into their recruitment policy or into more general codes of good conduct.

Of the measures implemented within the Group, the most significant ones relate to equal opportunities for men and women. For instance, they are based around ensuring the compatibility of work and family life for women (flexible working hours, an increase in working from home, easy access to part-time working), while making sure that no barriers to possible career opportunities are introduced. Better communication is being established with fathers — depending on the local applicable legislation — regarding the possibility for them to benefit from the same paid-leave and childcare rights as women (especially paternity leave and parental leave in France). In addition, an international working group on equal opportunities for men and women is working to strengthen this equality based on a review of the worldwide situation.

The following table provides an analysis of the number of male and female employees by socioprofessional category.

	June 30, 2005		Dec. 31, 2004		Dec. 31, 2003	
	Men	Women	Men	Women	Men	Women
			(as a percentage)			
Executive level	13%	12%	14%	12%	12%	11%
Non-executive	18%	26%	17%	26%	19%	27%
Field sales force	14%	17%	14%	17%	14%	17%
Total	45%	55%	45%	55%	45%	55%

Working Hours at the Group

The way working hours are organized varies considerably from country to country and from professional category to professional category (collective hours, variable working hours, individualized working hours, autonomous executives, hourly rates, daily rates, adjustments, etc.).

Full-time Working Hours

The working hours of Group companies are in line with practices and local legislation as shown in the following table:

Country	Weekly Working Hours (in hours)
Spain	40.0
United States	40.0
Greece	40.0
Italy	40.0
Ireland	39.0
Germany	37.5
United Kingdom	37.5
Denmark	37.0
France	35.0

Shorter Working Week

Working hours have been reduced by a particularly significant margin in France as a result of changes in the French legislation. The reduction in the working week was implemented across all French companies under flexible working hours agreements (one of which was reviewed in late 2004 to suit the needs of the relevant business, with the Group endeavoring to reconcile the expectations of its employees with the economic imperatives of each company). For instance, the calculation of working hours on an annualized basis with additional vacation being granted was the most frequently adopted solution for non-executive personnel, with executive level employees chiefly switching to a system of having to work a given number of days per year.

Working hours are organized in various different ways among the Group's French companies. In general, the shorter working week led to the grant of up to an additional 13 days' leave per year per employee, all categories consolidated. Medical sales representatives were alone in benefiting from an additional 22 days' leave in accordance with customary pharmaceutical industry practice for this type of function.

Absenteeism

	2005(1)	2004(2)	2003(2)
Production and supply chain	4.0%	4.4%	4.2%
Sales	2.7%	2.4%	2.5%
Administration and other	3.0%	2.5%	1.1%
Research and development	1.8%	1.5%	1.5%
Total	2.9%	2.8%	2.6%

(1) First-half ended June 30, 2005.

(2) Financial year of 12 months ended December 31.

The Group's Compensation and Benefits Policy

Compensation and Benefits

Competitiveness with other groups is maintained by regularly conducting salary surveys, which guarantee the Group's ability to position itself suitably in the pharmaceutical market.

Employees with broad supervisory responsibilities qualify for a bonus system, the terms of which vary from one business segment to another. The proportion of variable compensation has been increased with efforts by the Group to foster a performance-based culture, and this policy will be continued over the next few years.

Trends in the compensation and benefits paid by Group companies depend on local circumstances. The following table shows the average increase by category in compensation and benefits paid to full-time Group employees in France over the past three financial years.

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Executives (excluding young executives)	3.45%	4.30%	3.81%
Young executives(1)	4.61%	4.55%	4.48%
Non-executives	3.35%	3.52%	3.59%

(1) Young executives are those under 30 years old with less than three years of service.

The trend in the Group's total payroll costs as a percentage of sales over the past three financial years is shown in the following table:

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
	(in thousands of euros)		
Gross salaries and wages	147,908	141,368	130,858
Employer social security contributions	53,759	49,271	44,836
Total, excluding employee profit sharing	201,667	190,639	175,694
Consolidated sales	770,183	737,225	697,816
As a % of consolidated sales	26.2%	25.9%	25.2%

Employer social security contributions include training costs, which have increased at a faster rate than salaries and wages as a result of the recent emphasis on managerial training.

Employee Savings Plan

Only French companies benefit from a profit-sharing agreement, which generated returns of 13.72% in 2004, 13.12% in 2003 and 12.81% in 2002, i.e.:

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
	(in thousands of euros)		
Employee profit-sharing	8,874	8,267	6,821

For a description of this employee profit-sharing agreement, see "Management — Employee incentive schemes". The Group has also set up a corporate savings plan for employees of French companies. See "Business — Employees".

Collective Bargaining Within the Group

Employee Representation

The representation of employees in each Group company is in accordance with the applicable local legislation, i.e. by the Joint Consultation Group in the United Kingdom, by the *Rappresentanza Sindicale Unitaria* in Italy, and by employee representatives, workers council and central works committee and union representatives in France. The Group also has its own Group workers council in France. The frequency of meetings between management and employee representatives also depends on the applicable local legislation, for example, bimonthly in the United Kingdom, monthly in France and annually or biannually for the Group workers council.

Collective Bargaining Agreements

Where there are relevant local regulations, the Group applies the collective bargaining agreements or industry agreements for the pharmaceutical sector. In addition, companies negotiate specific agreements according to their individual characteristics and needs as communicated by employee representatives and union organizations. Certain agreements, which give rise to employee benefits, have been negotiated on a centralized basis, particularly supplementary pension plans and a "time bank", in France. In connection with the recognition of Group-wide agreements embodied by the recent legislative reform of labor-management dialogue in France, negotiations on issues such as employee profit sharing and provident insurance are now conducted on a centralized basis.

Professional Training Within the Group

The Group consistently aims to provide its employees with high-quality training tailored to the specific features of each business. Training can be broken down into two types: (i) at central level, training programs are organized to promote the development of managers and the cohesion of the Group, and (ii) at local level technical training is provided linked to business expertise.

In 2004, the Group devoted €6.8 million to continuous professional training, representing 4.6% of its total payroll costs, an increase on 2003, when training expenditures amounted to 4.2% of total payroll costs. Spending excluding salaries and wages, travel and accommodation expenses breaks down as follows:

Type of Training	2004	2003	2002
	(in thousands of euros)		
Team and personnel management	315	319	197
Employee efficiency and development	348	256	126
Business and technical expertise	1,426	1,643	1,709
Language training	610	465	457
Health, safety and environment	117	123	125
Quality control	149	173	168
Office and messaging applications	223	333	72
Total	3,188	3,312	2,854

Over the past three years, the total number of training hours provided to Group employees was as follows:

	2004	2003	2002
Number of hours of training	107,958	131,635	80,027

The Group has defined the following priorities for 2005:

- further orientation training for the Group's new managers;
- the development of cross-divisional expertise;
- bringing the Group's finance procedures into line with legislation, new directives and IAS/IFRS; and
- the development of managerial expertise.

Health and Safety Within the Group

The Group's policy in this area is focused mainly on compliance with local health and safety legislation. Efforts within the companies have been concentrated on training in the prevention of accidents and risks at workstations and on communicating with and empowering individuals. In France, the health, safety and working conditions committees (CHSCT) meet regularly and are particularly vigilant in their monitoring of recommendations made in risk prevention plans.

Supervisors, as well as the entire workforce, have a duty to respect their peers, their equipment and the environment. Through their actions and behavior, all the Group's employees must play their part in the success of this strategy. For instance, to reduce the risk of accidents, all the managers of manufacturing facilities and of research and development activities decided to pool their experience and initiatives by setting up a health, safety and environment work group at the beginning of 2000 (named HSE), which is composed of specialists representing all the Group's production plants. An ''HSE'' website is now online on the Group's intranet.

Numerous preventative health and safety measures were implemented during 2004. They are based primarily on the development of procedures to enhance the safety of transportation (e.g., the organization of driving courses in France), medical sales network, medical controls in Asia, vaccinations in France, the United Kingdom and the transcontinental region, the anti-smoking campaign in France and the provision of special areas for smokers in the United Kingdom.

In conjunction with the University of Lyon ergonomics laboratory, one of the Group's manufacturing facilities in France has introduced ergonomic improvements to manufacturing operators' workstations to improve their safety and their working environment. At the same site, a project team has helped to optimize use of the water and energy resources needed to manufacture drugs.

In October 2003, the Dublin site (Ipsen Manufacturing Ireland) received a safety prize from the *National Irish Safety Organization* (NISO). In 2004, the Group spent €117,000 on training programs related to safety improvements. In addition, certain subsidiaries are currently working on the implementation of a safety audit system (United Kingdom) and on the availability around-the-clock of a H&S SOS hotline for employees in China.

The Group's Social Initiatives

The Group's policy on social initiatives is based on four main priorities: initiatives benefiting its employees' children, initiatives for retired employees, initiatives for active employees and, lastly, all other initiatives, such as relationships with not-for-profit organizations, sponsorships, etc. Aside from the normal benefits linked to family events, the calendar and various subsidized leisure activities, the Group aims to provide genuine support to its employees.

The scope of the Group's actions also extends beyond the confines of its business. For several years, the Group has donated drugs to TULIPE, the French pharmaceutical industry's charitable association set up originally in 1982. More recently, Ipsen took action to help the tsunami victims by sending close to 100,000 Smecta and Intetrix treatments via a French industry group to TULIPE and the Red Cross to help victims in Sri Lanka and Indonesia. A team of 25 Thai employees traveled to Phang-Nga in the south of the country to distribute clothing and school supplies to children at four schools and to provide moral support. Lastly, a sponsorship program to help approximately thirty children attend school is currently being studied.

Use of Outsourcing by the Group

During the 2004 financial year, the Group spent €7.5 million on outsourcing, compared with €25.3 million in 2003 and €32.5 million in 2002. These outsourcing costs relate primarily to Dysport®, which outsources a large part of its research services, and to the Wrexham manufacturing plant for having the requisite tests carried out for the validation of Dysport®. The Group also uses the services of external companies for security, building and green space maintenance, company catering, administration, maintenance, and the processing of certain drugs.

Litigation

In the normal course of its business activities, the Group is a party or may be a party to judicial and administrative proceedings. In connection with certain of these proceedings, financial claims are or may be received by the Group. These claims are provisioned in accordance with IFRS accounting standards (provisions totaling €9.0 million were recorded at June 30, 2005). The Group believes that the amount of provisions set aside for these risks, litigation and disputes either known or currently in progress are sufficient for its consolidated financial position not to suffer a material adverse impact in the event of an unfavorable outcome, although no assurance can be given in this regard.

Property, Plant and Equipment

The Company's registered office and its administrative offices are located in France. The Group's operational headquarters are located in France and the United Kingdom. The Group owns or leases research and development facilities across Europe (France, Spain and the United Kingdom) and in the United States (Boston), representing a total surface area of around 3,800 m^2.

The Group currently manufactures the majority of active ingredients in its main products and of products that seem highly promising in terms of its future growth at its primary manufacturing facilities, which have a total surface area of around 45,000 m^2. At these plants producing active ingredients, the Group processes its raw materials, which are chiefly composed of natural clays, natural plant extracts, Ginkgo biloba and solid phase peptides. The second phase of the Group's manufacturing process takes place at secondary locations, where secondary dosage formulations are manufactured and packaged, and where protein products are purified and formulated. These facilities have a surface area of around 66,000 m^2.

In addition to its research and primary and secondary manufacturing facilities, the Group manages, either on its own or with partners, five tree plantations and leaf-drying plants in France, China and the United States. See "— Research and development" and "— Manufacturing" for further information regarding the Group's research and development and manufacturing facilities.

MANAGEMENT

This section presents information on the composition and operation of the Company's management and control bodies as in effect as of the date of this Offering Circular.

The Company is governed by a Board of Directors. The Board of Directors is responsible for defining and implementing the Company's broad strategic objectives. Subject to those powers expressly reserved for the general shareholders' meeting and within the limits of the Company's corporate objects, the Board of Directors is competent to consider and settle all issues involving the proper functioning of the Company through the passing of its resolutions.

As required by law, the general management of the Company is the responsibility either of the Chairman of the Board of Directors, who then has the title of Chairman and Chief Executive Officer, or of another person appointed by the Board of Directors with the title of Chief Executive Officer. The Board of Directors is responsible for electing one of these two options for a period which may not be less than one year. Ipsen's Board has chosen the first option to manage the Company's affairs, and has appointed Jean-Luc Bélingard as the Chairman and Chief Executive Officer.

Executive Committee

Composition and Operation of the Executive Committee

The Group has an Executive Committee which is responsible for managing the Company's day-to-day operations and for co-ordinating the Group's various scientific, legal, financial, commercial and strategic actions.

The Executive Committee is also responsible for establishing consistent management policies throughout the Group and assisting the Chairman in implementing the Board's decisions. The Executive Committee comprises the following members:

Name	Title	Joined the Group
Jean-Luc Bélingard	Chairman and Chief Executive Officer	2001
Claire Giraut	Chief Financial Officer	2003
Alain Haut	Group Vice-President, Human Resources	2005
Christophe Jean	Group Vice-President, Operations	2002
Jacques-Pierre Moreau	Group Vice-President, Research and Development	1976
Alistair Stokes	Group Vice-President, Corporate Development	1994
Peter Wilson	Group Vice-President, Production and Procurement	1999

Resumés of the Executive Committee Members

Jean-Luc Bélingard

Jean-Luc Bélingard, 58, is Chairman and Chief Executive Officer of the Company. From 1999 to 2001, he was a member of the Executive Board and CEO of BioMérieux-Pierre Fabre, a French healthcare conglomerate, where he was responsible for the Group's worldwide pharmaceuticals and cosmetics activities. In 1982, Mr. Bélingard joined the Roche group, where he held several positions including head of the diagnostics division. He was also a member of the executive committee. Mr. Bélingard is also Director and Chairman of the Compensation Committee of the Laboratory Corporation of America (Burlington, North Carolina), Director of Applera Corporation (Norwalk, Connecticut), Director and member of the Compensation Committee of ExonHit (France), Director and member of the Compensation Committee of NicOx (France) and adviser to the French government on foreign trade. Jean-Luc Bélingard is Delegate General and spokesman for G5, an association encompassing the primary French pharmaceuticals companies, namely Sanofi-Aventis, Servier, Pierre Fabre and Ipsen. He graduated from the HEC business school in 1971 and was awarded an MBA from Cornell University (United States) in 1974.

Claire Giraut

Claire Giraut joined the Group in early 2003 as Chief Financial Officer. In 2002, she was a member of the Executive Board of the Technip group, an engineering group, and Chief Financial Officer of its offshore division after Technip's acquisition of Coflexip Stena Offshore, an oil services company listed on Nasdaq and the Premier Marché in Paris. From 1997 to 2001, she was Chief Financial Officer, Group Head of Communications and a member of the Executive Committee of Coflexip Stena Offshore. In this capacity, she was also a Director of Cal Dive, an oil services company based in Houston and listed on Nasdaq, and Seamec, a company listed on the Bombay stock exchange. Before that, she was Chief Financial Officer of the Serete group, an engineering company which she first joined in 1986 and where she subsequently held various positions in finance. She began her career with the Sanders food group in 1978. Claire Giraut graduated from the Institut National Agronomique in Paris in 1978.

Alain Haut

Alain Haut joined the Group in April 2005 as Group Vice-President, Human Resources. He has a masters degree in economics and social sciences from Belgium and an MBA from Warwick University in the United Kingdom. Alain Haut has held various positions in international human resources management in the United States and Europe in the automotive and high technology industries. Before joining the Group, he was Vice-President of Global Human Resources and Administration with Serono and Covance.

Christophe Jean

Christophe Jean was appointed Group Vice-President, Operations in May 2003. A Harvard graduate, he joined the pharmaceuticals industry with Ciba-Geigy, where he held several positions in sales and marketing (Brazil and Sweden) and international management. He was then appointed controller and information systems controller at the head office and was also a member of the pharmaceuticals executive committee. When Ciba-Geigy merged with Sandoz to create Novartis, Christophe Jean was appointed head of Europe, the Middle East and Africa region. In 2000, he became Chairman and CEO of Pierre Fabre Médicaments. He joined the Group in September 2002, initially in charge of creating the strategic planning and strategic marketing departments.

Jacques-Pierre Moreau

Jacques-Pierre Moreau was appointed Group Vice-President, Research and Development in June 1997. He is responsible for the Group's research and development program in Paris, London, Barcelona and Boston. Before that, he was Vice-President, Research from April 1994 and has been a member of the Executive Committee since that date. In October 1976, Jacques-Pierre Moreau founded Biomeasure Incorporated, based near Boston, and has been its Chairman and CEO since then. He was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of active ingredients, of which he is a Director. Mr. Moreau has a degree in biology from the University of Orléans and a PhD in biochemicals. He has also conducted post-doctorate research at the Ecole Polytechnique. He has published over 50 articles in scientific journals and has invented or co-invented 30 patents. He is a regular speaker at scientific conferences.

Alistair Stokes

Dr. Alistair Stokes is Group Vice-President, Corporate Development. He joined the Company in 1994 when the Group acquired Porton International plc (Speywood Group), a UK-based biopharmaceuticals company for which Dr. Stokes was Managing Director, having first joined in 1990. From 1985 to 1987, he was Managing Director of the Yorkshire Region of the UK National Health Service. Apart from that period, from 1982 to 1990, he held various positions with Glaxo Holdings plc, including Managing Director of Glaxo Laboratories and Regional Director for the Middle East and South East Asia. From 1976 to 1982, Dr. Stokes worked in the USA for Monsanto Company, where he was head of business development for the healthcare division and then head of sales and marketing for the specialty chemicals division. From 1974 to 1976, Dr. Stokes worked in the technical department and the sales and marketing department of Pharmacia

AB, a Swedish pharmaceuticals company. He has a BSc degree (magna cum laude) and a PhD from the University of Wales. He is a member of the UK Institute of Directors.

Peter Wilson

Mr. Wilson, Group Vice-President, Production and Procurement, has managed the Group's manufacturing activities since he joined the Group in September 1999. From December 1998 to September 1999, he ran his own consultancy company. From 1967 to 1998, he held various positions in manufacturing with Beecham and then SmithKline Beecham, which took him to Belgium from 1970 to 1978 and Germany until 1992, where he finally became head of Technical Operations. After 1992, he held various management positions as head of manufacturing in Europe, the Middle East, Africa, Latin America, Australasia, the Indian sub-continent and the Far East, and was finally appointed to an international management position as head of the quality for the group. Mr. Wilson has a BSc degree from the University of Liverpool.

Board of Directors

Composition and Operation of the Board of Directors

Subject to any limitations provided by law, the Board of Directors comprises not less than three and not more than eighteen members, elected by ordinary resolution of the shareholders. Directors must own at least one share in the Company. A Director who does not own the requisite number of shares on the date of election or ceases to own the requisite number of shares during his term of office, and fails to remedy the position within three months, shall be deemed to have stood down from office. Should one or more seats on the Board of Directors become vacant between two annual general meetings, either through death or resignation, the Board of Directors may appoint replacements on a provisional basis under the terms and conditions set out by law. However, if the number of Directors falls below the minimum legal requirement, the remaining Directors, or failing that the Statutory Auditors, shall immediately call an ordinary general meeting to elect new Directors. Directors are elected for a term of three years, ending at the conclusion of the annual general meeting held during the year in which they are due to retire by rotation. Directors may always stand for re-election.

The Board of Directors meets at least once a quarter at the Company's registered office or at any other place stipulated in the notice of meeting. Directors may take part in meetings by any means permitted by law or the Company's Articles of Incorporation.

The members of the Board of Directors are:

Name	Office	Elected	Other Directorships and Business Experience
Jean-Luc Bélingard[(1)]	Chairman and Chief Executive Officer	08/30/2005	Executive Officer of Mayroy Director of Applera Corp. (USA), Lab. Corp. of America (USA), Exonhit Therapeutics (France) and Nicox (France)
Anne Beaufour	Director	08/30/2005	Director of Mayroy (Luxembourg) Legal Manager of SCI du 47 Henri Heine (France), SCI Dreux Châteaudun (France), SCI de la Fraternité (France), Beech Tree (Luxembourg) and FinHestia (Luxembourg)
Henri Beaufour....................	Director	08/30/2005	Legal Manager of Camilia (Luxembourg), Beech Tree (Luxembourg) and FinHestia (Luxembourg)
Alain Béguin........................	Director	08/30/2005	Legal Manager of Beech Tree (Luxembourg), SCI du 43 rue de Montmorency, (France), SCI d'Andigné VIII (France) and Alain Béguin Consultant (France) Chairman of Alain Béguin Consultant (France)
Hervé Couffin	Director	08/30/2005	Chairman of Callisto SAS (France) Managing Partner of HC Conseil SARL (France) Director of Carbone Lorraine (France) and CFTP (Tunisia)

Name	Office	Elected	Other Directorships and Business Experience
Antoine Flochel	Director	08/30/2005	Director of Mayroy (Luxembourg) Legal Manager of Beech Tree (Luxembourg) and VicJen Finance (France)
Pierre Martinet	Director	09/19/2005	Director of Sequana Capital SA Member of the Supervisory Board of Cartier SA Director of Old Town (Luxembourg) and Exor USA (United States)
René Merkt	Director	09/19/2005	Director of A. Dewavrin Fils, Brig-Glls, Assor (Suisse) S.A., Genève, Asunpar S.A., Bruxinter S.A., Canon S.A., COGES Corraterie Gestion SA, Compagnie Lainière S.A., Brig-Glls, De Wey & Cie S.A., Eden Holding S.A., Etrea S.A. Meyrin, Exbasa S.A., Fimaser Invest S.A., Fitral S.A., GIV Gesellschaft für Industrie, Galderma Pharma S.A., Gerber & Goldschmidt A.G., Homic S.A., Holcos S.A., Hotels Intercontinental Genève SA, Inyourmind Music S.A., L'Oréal Suisse S.A., L'Oréal Produits de luxe Suisse S.A., Laboratoires de specialties scientifiques sérums et vaccines S.A. Meyrin, Matt Fashion S.A., Mafsa S.A., Mining & Chemical Products S.A., Novagraaf Intern. S.A., Vernier, OM Pharma, Meyrin, Park Plaza Hotel A.G., Participante S.A., Renalco S.A., S.I. Grands Espaces, Sisley S.A., S.A. Hotelière Montreux, Société de Gestion Fiduciaire S.A., Villa Toscane Holding S.A. and Welding Engineers Ltd.
Yves Rambaud	Director	08/30/2005	Director of Géodis (France) and Société Métallurgique Le Nickel SLN (France)
Klaus-Peter Schwabe(2)	Director	08/30/2005	Director of Mayroy (Luxembourg) Legal Manager of Extracta Beteiligungs GmbH (Germany), Irexan Verwaltungs GmbH (Germany), Dr W. Schwabe Familienstiftung, Verwaltungs GmbH (Germany), Dr Schwabe Pharma Verwaltungs GmbH (Germany), Siratex Verwaltungs GmbH (Germany), FinHestia SARL (Luxembourg) and Finvestan SARL (Luxembourg)
Edgard Taureau(3)	Director	08/30/2005	—

(1) Jean-Luc Bélingard has undertaken to resign from his position as Chairman and Chief Executive Officer of Mayroy as of the date of this Offering Circular.

(2) Dr. Klaus Peter Schwabe, who is a director of the Company, is also Chairman of Dr. Willmar Schwabe Familienstiftung, the holding company of the Schwabe group. The Group has entered into various agreements and holds shareholdings in joint ventures with the Schwabe group. See "Business — Major agreements and partnerships". These ties were forged in compliance with the applicable provisions of law and to the Company's knowledge, there is no conflict of interest with Dr. Klaus Peter Schwabe as a result of these operations.

(3) Edgard Taureau has resigned from the Board of Directors effective as of the date of this Offering Circular.

Antoine Flochel has been appointed as Vice Chairman of the Board of Directors.

Anne Beaufour and Henri Beaufour are brother and sister.

Pierre Martinet and Yves Rambaud are independent Directors within the meaning of the Board Charter described below.

At its meeting on November 14, 2005, the Board of Directors decided to name Gérard Hauser to fill the vacancy created by the resignation of Edgard Taureau. Such appointment will become effective upon the effectiveness of Mr. Taureau's resignation, which will occur upon the listing of the Company's shares on a regulated market. Mr. Hauser's appointment would be submitted for ratification at the Company's next general shareholder meeting. Mr. Hauser will be considered an independent director.

The resumés of the members of Board of Directors are shown below:

Jean-Luc Bélingard

See Mr. Bélingard's resumé above in ''Management — Executive Committee — Resumés of the Executive Committee members''.

Anne Beaufour

Anne Beaufour, 42, holds a bachelor's degree in geology (University of Paris Orsay). She has been a director of Mayroy (Luxembourg) since 1998, legal manager of Beech Tree SARL (Luxembourg) since 2001 and legal manager of FinHestia SARL (Luxembourg) since 2003. She was legal manager of Audibert-Beaufour SARL (France) until 2003 and she has been co-manager of Stef Audibert-Beaufort since 1994. Anne Beaufort has been a director of the Company since 1998, when she already held other positions with Group subsidiaries.

Henri Beaufour

Henri Beaufour, 40, holds a bachelor of arts degree (Georgetown, University of Washington DC, United States). Since 2003, he has been legal manager of Camilia Holding (Luxembourg), Beech Tree SARL (Luxembourg) and FinHestia SARL (Luxembourg). Over the past decade, he has held various positions with the Group's international subsidiaries. Henri Beaufour has been a director of the Company since 2000.

Alain Béguin

Alain Béguin, 58, joined the Group in 1975 as Head of Exports for Laboratoires Beaufour. Subsequently, he was general secretary of Laboratoires Beaufour, deputy CEO of SCRAS and general secretary of the Group until 1999. Previously, he worked for Bank of America. Alan Béguin is currently secretary of Mayroy's board of directors and co-legal manager of Beech Tree SARL, as well as working for an asset management organization consultancy.

Hervé Couffin

Hervé Couffin, 54, is chairman and chief executive officer of Callisto, a consultancy advising management teams on LBOs, and sits on the board of directors of several other companies (Carbone Lorraine, Bouygues Telecom, Neuf Telecom). From 1998 to 2004, he was a member of the executive committee and senior partner at PAI Partners. Previously, he worked for Paribas for a period of 15 years. Furthermore, he is a special advisor to Neuf Telecom and Bouygues Telecom. Hervé Couffin is a graduate of the Ecole Polytechnique and a member of the prestigious Corps des Mines of elite French engineers.

Antoine Flochel

Antoine Flochel, 40, is currently legal manager of VicJen Finance and Vice-Chairman of the Company's Board of Directors. He is a director of Mayroy and legal manager of Beech Tree. He worked for Coopers & Lybrand Corporate Finance (now PricewaterhouseCoopers Corporate Finance) from 1995 to 2005 and was made a partner in 1998. Antoine Flochel is a graduate of the IEP (institute of political studies) in Paris, holds a law degree and a postgraduate degree in economics, as well as an MSc in finance from the London School of Economics.

Pierre Martinet

Pierre Martinet, 55, joined the Group in September 2005 as a director. He is director and executive officer of Sequana Capital (previously Worms & Cie), as well as at the Exor group. From 1990 to 1992, he was a member of Perrier's executive team, where he notably oversaw the Group's withdrawal from non-core activities and acquisitions. From 1986 to 1990, he participated in the management of investment funds at Paribas Technology, then at Pallas Venture, of which he was a co-founder. Previously, he had worked at Cartier as general secretary since 1977. Pierre Martinet, a Chevalier de l'Ordre National du Mérite, graduated from the Paris ESC business school and holds an MBA from the Columbia Graduate School of Business.

René Merkt

René Merkt, 72, was called to the Bar of Geneva in 1995. He specializes in business law and financial issues. René Merkt is currently the director of several companies, including OM Pharma SA and L'Oréal (Switzerland) SA. René Merkt is a graduate of the University of Geneva and holds the Bellot medal for 50 years' professional service as a lawyer.

Yves Rambaud

Yves Rambaud, 70, a ''*chevalier de la légion d'honneur*'', was Chairman and Chief Executive Officer of Eramet from 1991 to 2002. He also participated in the management of Le Nickel from 1971 to 1991. Yves Rambaud is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris.

Klaus Peter Schwabe

Dr Klaus Peter Schwabe, 64, is the Chairman of Dr. Willmar Schwabe Familenstiftung, the holding company for Dr. Willmar Schwabe GmBH & Co. since 1993. From 1976 to 1993, he was chief operating officer at Dr. Willmar Schwabe GmBH & Co. KG, where he began his career as research and development manager. Dr. Klaus Peter Schwabe studied pharmacy and biochemistry. He holds a PhD in biochemistry. He has also received management training.

Edgard Taureau

Edgard Taureau, 56, was chairman of the executive board of CDC Entreprises Capital from September 2004 to September 2005. CDC Entreprises Capital is the asset management subsidiary of Caisse de Dépôts responsible for LBO fund management. He boasts lengthy experience in managing advanced technology companies and companies investing in the same sector. Since 2003, he has been chairman of Viventures' executive board. Previously, Edgard Taureau was chairman of the executive board of Antexia, a fund management joint venture between Dexia and the Antipolis group. From 1999 to 2002, he directed the EIC international venture capital fund. Between 1995 and late 1999, Edgard Taureau was successively CEO of ICL France and Vice-Chairman of ICL Europe (a subsidiary of Japanese group Fujitsu) after being Chairman and CEO of Metrologie, one of Europe's leading IT equipment distributors. Previously, Edgard Taureau was European Vice-President of Acer Computer, after running Altos Computer since 1985, a company sold to Acer in 1989.

Gérard Hauser

Gérard Hauser, 64, is the Chairman & Chief Executive Officer of Nexans, a position he has occupied since June 2001. Mr. Hauser joined Alcatel in 1996, where he became President of the Cables and Components division and a member of Alcatel's executive committee. Before joining Alcatel, he held various key positions at the Pechiney group. While at Pechiney from 1975 to 1996, he was first Vice President for sales of primary metal and CEO of the Pechiney World Trade, then CEO of Pechiney Rhénalu and finally COO of American National Can (Beverage cans) and Member of the Executive Committee of the group. Gérard Hauser is a graduate of the *Institut d'Etudes Politiques* of Paris. He was *Maître de Conférences* at the *Institut d'Etudes Politiques* of Paris. Gérard Hauser is also a director of Alstom, Faurecia, Aplix and Electro Banque.

Powers of the Board of Directors

The Board of Directors is responsible for defining the Company's broad strategic objectives and for their implementation. Subject to those powers expressly conferred on the shareholders and within the limits of the Company's corporate purpose, the Board of Directors considers and settles all issues involving the proper functioning of the Company through the passing of resolutions.

With respect to third parties, the Company is bound by the Board of Directors' acts even where they are *ultra vires* of the Company's corporate purpose, unless the Company can prove that the third party knew the act was *ultra vires* or could not fail to know given the circumstances. Publication of the Company's Articles of Incorporation does not in itself constitute sufficient proof.

Board Meetings

The Board of Directors meets as often as required in the interests of the Company. Meetings are called by the Chairman.

If the Board has not met for a period of over two months, at least one third of the directors, or the Chief Executive Officer if he is not also the Chairman, may ask the Chairman to call a meeting to discuss a particular agenda. The Chairman may not refuse to call a meeting under these circumstances.

Should he fail to do so, the Chief Executive Officer, one of the Deputy Chief Executive Officers or at least two directors may call a Board meeting and set the agenda.

Notice of meetings may be sent by any means, including letter, fax, telex or electronic mail, not less than fifteen days before the date of the meeting, except in emergencies when notice may be sent by any means until the day before the meeting. Meetings may, notwithstanding, be called verbally and held immediately if all members of the Board agree.

Quorum and Majority

The quorum required for the meeting to transact business is the effective presence of at least one half of the Directors. Resolutions are by majority vote of those Directors present in person or by proxy. In the event of a split vote, the Chairman has the deciding vote.

The Board's rules of procedure may permit those Directors attending the meeting via videoconferencing or other electronic means to be counted for the purposes of calculating the quorum and majority, within the limits and under the terms and conditions set out by law. More particularly, this option is not available for those resolutions referred to in articles L.232-1 and L.233-16 of the *Code de Commerce.*

Board Charter

Under a resolution passed on August 30, 2005, the Board of Directors adopted an internal charter setting out the role and operation of the Board, in accordance with the provisions of the law, the Company's Articles of Incorporation and standard corporate governance practice for listed companies. The main provisions of the Board Charter are described below.

Board Committees

The Board has created four permanent committees: Strategic Committee, Audit Committee, Compensation Committee and Appointments Committee. The role and work of these committees as defined in the Board Charter is described below.

Strategic Committee

The Strategic Committee's role is to:

- review all strategic issues affecting the Company and the Group with regard to research and development, industrial, commercial and financial matters and alliances and partnerships of all types;
- review any major investment, asset sale, restructuring, alliance or partnership projects;
- prepare for the Board of Directors' periodic appraisal of its operating methods and make recommendations for improvement;
- analyze, appraise and report annually to the Board of Directors on all aspects of the performance of the Company, the Group and its management, and make recommendations for improvement;
- submit reports, proposals and recommendations on all issues falling within its scope of responsibility.

The Strategic Committee is composed of the Chairman of the Board, who is also the chairman of the committee, plus five other Directors. The committee meets at least four times a year. Meetings are convened by the committee's chairman. The committee may call upon the Group's senior executives for assistance. It may request sight of any internal reports, documents and research drawn up by the Group and commission any external technical reports at the Company's expense, subject to the usual confidentiality undertakings. The members of the Strategic Committee are Jean-Luc Bélingard (Chairman), Anne Beaufour, Henri Beaufour, Antoine Flochel, Klaus-Peter Schwabe and Hervé Couffin.

Audit Committee

The Audit Committee's role is to:

- evaluate the accounting policies used to prepare the parent company and consolidated financial statements, review and evaluate the basis for consolidation and the relevance of accounting methods applied to the Group;

- examine the semi-annual and annual financial statements, together with budgets and forecasts, prior to their presentation to the Board of Directors;

- control the quality of and compliance with procedures, evaluate information received from management, internal committees and internal and external auditors;

- supervise the appointment and reappointment of the statutory auditors, form an opinion on the amount of fees charged by the statutory auditors and report it to the Board of Directors;

- review the details and appropriateness of the fees paid by the Company and the Group to the statutory auditors and ensure that these fees and corresponding services are not liable to affect their independence.

The committee comprises three Directors not including the Chairman of the Board. The chairman of the committee is appointed by the Board of Directors from among the committee members. The committee meets at least four times a year. Meetings are convened by the committee's chairman.

The committee is responsible for:

- submitting proposals to the Board of Directors concerning the appointment, fees and replacement of the statutory auditors;

- reviewing with management and the statutory auditors the quarterly, semi-annual and annual financial statements, the Group's accounting methods, audit systems and internal control systems, and all reports on financial reporting, accounting policies and communications between management and the statutory auditors;

- examining and controlling rules and procedures concerning conflicts of interest, management expenses, identification and measurement of the key financial risks and their application, and submitting an annual report to the Board of Directors;

- examining, controlling and evaluating on an annual basis the statutory auditors' independence, audit procedures, difficulties encountered and measures taken to resolve them, and supervising the internal audit function;

- more generally, examining, controlling and evaluating all matters likely to affect the accuracy and fairness of the financial statements.

The committee may request any information it deems necessary or useful and call upon anyone it deems necessary or useful for assistance. The members of the Audit Committee are Yves Rambaud (Chairman), Alain Beguin and Pierre Martinet.

Appointments Committee

The Appointments Committee's role is to:

- make proposals to the Board on the re-election, replacement or nomination of new Directors;
- give an opinion on the appointment or replacement of the Chief Executive Officer and any Deputy Chief Executive Officers.

The Appointments Committee is composed of three Directors other than the Chairman of the Board. The chairman of the committee is appointed by the Board of Directors from among the committee members. The Appointments Committee meets at least twice a year. Meetings are convened by the committee's chairman or at the request of the Chairman of the Board of Directors. The members of the Appointments Committee are Anne Beaufour (Chairman), Alain Beguin and Hervé Couffin.

Compensation Committee

The Compensation Committee's role is to:

- make proposals to the Board of Directors on all components of the compensation paid to the Group's executive officers and senior managers;
- give an opinion on the appointment of key managers other than the Chief Executive Officer, and on all components of their compensation;
- make recommendations to the Board of Directors on all personnel compensation and incentive schemes, including employee savings plans, employee share ownership, stock options and bonus shares.

The committee comprises three members elected from among the Directors, other than the Chairman of the Board. The chairman of the committee is appointed by the Board of Directors from among the committee members. The Chairman of the Board may be asked to take part in the committee's work, except where it concerns his own compensation. The committee meets at least twice a year. Meetings are convened by the committee's chairman, or at the request of the Chairman of the Board. As of the last meeting of the Board of Directors, the members of the Compensation Committee are Antoine Flochel (Chairman), Yves Rambaud and Edgard Taureau.

Management Compensation

In the financial year ended December 31, 2004, none of the Directors received any Directors' fees or other compensation of any kind, except for Jean-Luc Bélingard. The total compensation received by Jean-Luc Bélingard during the financial year ended December 31, 2004 came to €938,654, excluding employee profit-sharing.

On September 15, 2005, the Board of Directors fixed the principles governing the compensation of Jean-Luc Bélingard in his capacity as executive officer of the Company. These principles include the payment of a target bonus of €300,000 based on performance criteria, the allotment of 11,000 bonus shares and departure compensation equal to 30 months' of his compensation as executive officer. Mr Bélingard will also retain the benefits of his employment contract with the Company dated July 18, 2005, under the terms of which he receives an annual gross fixed salary of €500,000 (plus an expatriate's allowance) and benefits in kind with a gross annual value of about €150,000, together with departure compensation equal to 30 months of his remuneration under the employment contract.

At the same meeting, the Board of Directors agreed to extend the benefit of the Company's supplemental retirement plan to Mr Bélingard. Under the plan, the Company pays a pension calculated on the basis of the number of years' service determined by reference to the date appearing in the employment contract, that is from January 1, 1995 in Mr Bélingard's case, at the rate of 0.5% a year applied to the remuneration received in the final year of service.

Shareholdings

Interests in the Share Capital

Directors' and Executive Officer's interests in share capital at September 30, 2005

Name	Office	Number of Shares	% of Share Capital and Voting Rights
Jean-Luc Bélingard	Chairman and Chief Executive Officer	1	nm
Anne Beaufour	Director	1	nm
Henri Beaufour	Director	1	nm
Alain Béguin	Director	1	nm
Hervé Couffin	Director	1	nm
Antoine Flochel	Director	1	nm
Pierre Martinet	Director	1	nm
René Merkt	Director	1	nm
Yves Rambaud	Director	1	nm
Klaus-Peter Schwabe	Director	1	nm
Edgard Taureau	Director	1	nm
Total		11	

Certain directors hold an indirect shareholding in the Company or have the power to influence its decisions. See "Principal and Selling Shareholder".

No executive officers other than Mr. Bélingard owned any shares of the Company as of September 30, 2005.

Employee incentive schemes

Incentive Scheme and Profit-Sharing Plan

For over ten years, as required by French law, the Group has developed an active employee share ownership policy in its French subsidiaries, based on a profit-sharing agreement and an employee share ownership plan.

Under the profit-sharing agreement dated March 17, 2005, which covers the Group's French subsidiaries, amounts set aside for the special profit-sharing reserve are calculated using an alternative method rather than the benchmark method provided by French law. For the year ended December 31, 2004, the amount set aside to the profit-sharing reserve was €9.14 million, representing a rate of 13.71%.

Employees of the Company's French subsidiaries also benefit from an employee share ownership plan, which is a voluntary scheme. The French subsidiaries encourage employees to participate in the plan by paying all management fees charged by the various investment funds involved.

Ipsen Employee Share Ownership Plan (Ipsen Actions)

Concurrently with the Offering, the Company is offering 250,000 newly issued Shares, at a 20% discount to the offering price in the Offering, to certain employees in France. On September 13, 2005, the Autorité des Marchés Financiers approved the Ipsen employee share ownership plan (Ipsen Actions). The plan was created pursuant to the authority granted by extraordinary resolution of the shareholders on September 19, 2005 as part of the Company's proposal to make an employee share offering alongside its initial public offering. This plan is being used to implement the employee offering described elsewhere in this Offering Circular.

Stock Options

At their extraordinary general meeting of September 19, 2005, the shareholders authorized the Board of Directors to grant stock options to employees and executive officers subject to the Company's shares being listed on a regulated market. The total nominal amount of capital increases that may be made pursuant to this authority may not exceed €1,200,000. The number of shares that may potentially be allotted upon exercise of the options granted may not exceed 1% of the Company's share capital on the date of the Board of

Directors' decision to grant the stock options. This authority is valid for a period of thirty-eight months expiring on November 18, 2008.

Pursuant to this authority, on November 14, 2005, the Board of Directors, acting on the proposal from the Compensation Committee, decided to grant 329,000 options to subscribe for new shares to 66 executive employees of the Company (including the members of the executive committee except for Mr. Jean-Luc Bélingard), subject to the Company's shares being listed on a regulated market. Each option entitles the holder to subscribe for one new share in the Company at a price equal to the initial public offering price.

Bonus Issues

At their extraordinary general meeting of September 19, 2005, the shareholders authorized the Board of Directors to make bonus issues of existing or new shares to employees and executive officers, subject to the Company's shares being listed on a regulated market. The total nominal amount of capital increases that may be made pursuant to this authority may not exceed €1,200,000. The total number of bonus shares allotted may not exceed 1% of the Company's share capital on the date of the Board of Directors' decision to allot the bonus shares. This authority is valid for a period of thirty-eight months expiring on November 18, 2008.

At its meeting of November 14, 2005, the Board of Directors, acting on the proposal from the Compensation Committee decided to allot 23,000 bonus shares to the members of the Executive Committee, subject to the Company's shares being listed on a regulated market. The Committee also proposed that the rights to the bonus shares should not vest for at least two years with effect from the date of allotment.

Mayroy Options

Certain Group employees have stock options on shares in Mayroy (the "Mayroy Options"). The number of Mayroy Options allotted to the ten Group employees (excluding members of the Board of Directors) to whom the highest number of stock options have been allotted is shown in the following table.

Exercise Price[(1)]	Exercise Period[(2)]	Number of Shares Corresponding to the Mayroy Options	Number of Mayroy Options Exercised
13.77	November 10, 2004 to February 13, 2014	195,100	0
12.34	November 10, 2004 to February 13, 2014	138,550	0
14.75	November 10, 2004 to February 13, 2014	138,400	0
27.20	December 18, 2007 to February 13, 2014	62,500	0
27.20	December 18, 2007 to February 13, 2014	62,500	0
18.76	May 31, 2005 to February 13, 2014	57,400	0
14.33	May 31, 2005 to February 13, 2014	41,350	0
15.86	May 31, 2005 to February 13, 2014	25,150	0
15.54	May 31, 2005 to February 13, 2014	21,200	0
16.58	May 31, 2005 to February 13, 2014	21,100	0

(1) Average weighted price per share in euros.

(2) The Mayroy Options were granted under several stock option plans with different exercise periods. The exercise period indicated corresponds to the opening date of the first exercise period and the closing date of the last exercise period.

Mayroy will provide a liquidity mechanism for those employees and executive officers who hold Mayroy Options, after expiry of the lock-up undertaking to be made by Mayroy as part of this Offering.

Holders of Mayroy Options will be granted a put option over the Mayroy shares they acquire following the exercise of their options. Mayroy also has the right to purchase the shares at its own initiative as of the end of the third month after the exercise of the Mayroy Options. Regardless of the liquidity mechanism used (exercise of put option by Mayroy Option holders or purchase by Mayroy), the total number of Mayroy shares to be issued and sold by employees of the Company (expected to be 2,071,275 shares) will be exchanged for the allotment of 2,503,176 shares in the Company, representing a ratio of around 1.21 Company share per Mayroy share and a fixed amount of €1.26 per Mayroy share.

The maximum number of existing shares in the Company that may be allotted by Mayroy to holders of Mayroy Options is accordingly 2,503,176, or 3.34% of the Company's share capital at September 30, 2005.

Mr. Bélingard holds 496,800 Mayroy Options, exercisable from December 5, 2006 through March 25, 2014 at an average exercise price of €24.44 per Mayroy share. Mr. Bélingard may receive up to 600,392 shares of the Company pursuant to the liquidity mechanism. The table below shows the maximum number of shares in the Company that may be allotted to the ten employees listed above under the liquidity mechanism.

Maximum Number of Mayroy Shares that May be Allotted After the Exercise of the Mayroy Options	Maximum Number of Shares in the Company that May be Held as a Result of the Liquidity Mechanism
195,100	235,782
138,550	167,440
138,400	167,259
62,500	75,532
62,500	75,532
57,400	69,369
41,350	49,972
25,150	30,394
21,200	25,620
21,100	25,499

The Company is responsible for paying the administrative costs connected with this liquidity mechanism, which was put in place to provide holders of Mayroy Options, whether employees or former employees, with adequate liquidity in the shares obtained on exercise of their options. These costs are reflected in the stock-option charge recognized in the IFRS financial statements, as the benefit resulting from the Mayroy Options corresponds to services rendered by Group employees to the Group. As required by IFRS, costs connected with the Mayroy options borne by the Company are recognized in the Company's financial statements despite the fact that they have no potential dilutive effect on the Company's share capital.

PRINCIPAL AND SELLING SHAREHOLDER

As of the date of this Offering Circular, the Company's issued share capital and voting rights are owned as follows:

Shareholder	Shares		Voting Rights	
	Number	Percentage	Number	Percentage
Mayroy	74,936,479	100.0	133,541,479	100.0
Directors	11	nm	11	nm
Total	74,936,490	100.0	133,541,490	100.0

The table below shows the number of shares, the percentage of share capital and the corresponding percentage of voting rights held directly or indirectly by the Company's shareholders following the Offering and the subscription of 250,000 Shares in the employee offering, in each case prior to the transactions described under "Mayroy Understanding" below.

	As Adjusted to Give Effect to the Offering and the Employee Offering							
	Assuming Over-allotment Option is Not Exercised				Assuming Over-allotment Option is Fully Exercised			
Shareholders	Number of Shares	Percentage of Share Capital	Number of Voting Rights	Percentage of Voting Rights	Number of Shares	Percentage of Share Capital	Number of Voting Rights	Percentage of Voting Rights
Mayroy	68,036,479	82.1%	126,641,479	89.5%	68,036,479	81.0%	126,641,479	88.8%
Employees	250,000	0.3%	250,000	0.2%	250,000	0.3%	250,000	0.2%
Public[(1)]	14,599,518	17.6%	14,599,518	10.3%	15,754,443	18.7%	15,754,443	11.0%
Total	82,885,997	100.0%	141,490,997	100.0%	84,040,922	100.0%	142,645,922	100.0%

(1) Including the Directors

To the knowledge of the Company, no shareholder other than those described above holds indirectly, alone or in concert, more than 5% of the share capital and voting rights of the Company.

Mayroy is a *société anonyme* organized and existing under the laws of Luxembourg. On the date of this Offering Circular, its share capital was owned as follows:

(i) 63.70% by Beech Tree S.a.r.l., of which 16.11% is owned directly and 47.59% is owned indirectly by its wholly-owned subsidiary Camilia Holding (16.11%), its 91%-owned subsidiary FinHestia S.a.r.l. (8.49%) and its subsidiary Bee Master Holding (in which Beech Tree S.a.r.l. holds all the A shares which themselves give the right to all the Mayroy shares (22.99%)). Beech Tree S.a.r.l., Camilia Holdings, FinHestia and Bee Master Holding are collectively referred to as the "The Beech Tree group."

Beech Tree S.a.r.l. is 29.19% owned by Anne Beaufour, 29.19% by her brother Henri Beaufour, and 41.62% by Altawin, a Luxembourg *société anonyme* whose ultimate shareholder is a trust, the trustee of which is a company belonging to the Barclays group and the beneficiaries of which are descendants of the late Doctor and Mrs. Albert Beaufour. None of the three shareholders control Beech Tree SARL, which in the absence of any shareholders' agreement, is governed only by its Articles of Incorporation. Shareholders' resolutions are passed by a simple majority of the share capital for ordinary business and three-quarters majority for alterations to the Articles of Incorporation and any resolutions affecting Mayroy's share capital or Beech Tree SARL's holding in Mayroy. Resolutions taken by the Management Committee, which has seven members including two nominated by Anne Beaufour, two by Henri Beaufour and three by Altawin, are passed by simple majority for ordinary business and three-quarters majority for all resolutions affecting Mayroy's share capital or Beech Tree SARL's holding in Mayroy. Altawin also has an exit right via the exchange of its shares for Mayroy shares in the event of major continuing disagreement over Beech Tree S.a.r.l.'s management or strategy.

(ii) 5.01% by Finvestan, a company controlled by the Schwabe family, which also holds 9% of FinHestia;

(iii) 0.03% by the Beaufour family made up of the three children of the late Doctor and Mrs. Albert Beaufour (Anne Beaufour, Henri Beaufour and Véronique François, whose maiden name was Beaufour).

(iv) 5.21% by Bee Master Holding II, whose ultimate shareholder is a second trust whose trustee is the same as the first trust and whose beneficiaries are descendants of the late Doctor Albert Beaufour's family.

(v) 9.94% by three financial investors (the ''Investors''), PAI LBO Fund (4.97%), CDC Entreprises Equity Capital (2.49%) and the BNP Paribas group (2.48%).

(vi) 16.11% by Opéra Finance, which is controlled by Véronique François who is the sister of Anne and Henri Beaufour.

The breakdown of the share capital may be summarized in the following way:



Anne Beaufour
Henri Beaufour
Altawin
29.19%
29.19%
41.62%
Beech Tree
91%
100%
100% (1)
16.11%
FinHestia
Camilia Holding
Bee Master Holding
Opéra Finance
Finvestan
Indivision Beaufour
Bee Master Holding II
8.49%
16.11%
22.99%
16.11%
5.01%
0.03%
5.21%
Mayroy
4.97%
2.49%
2.48%
PAI LBO Fund
CDC Entreprises Equity Capital
Groupe BNP Paribas

(1) Beech Tree holds 100% of the A shares of Bee Master Holding, giving the right to all of the shares of Mayroy held by Bee Master Holding.

Under the terms of Mayroy's Articles of Incorporation, Beech Tree S.a.r.l., Bee Master Holding, Bee Master Holding II and Opéra Finance, who are all class A shareholders, and the Investors who are class C shareholders, have pre-emptive rights should a shareholder propose to sell shares other than to a shareholder of the same class, or in the event of an internal reclassification of shares, or to obtain class D shares via the exercise of stock options or to exchange D shares for Ipsen shares.

The class B shareholder, which is Finvestan (Schwabe family), also has the right to one seat on the Board for as long as it holds at least 4% of the share capital.

The Investors, who are C shareholders, are protected by the following provisions:

- Their agreement is required before any A shareholder may sell more than 50% of Mayroy's share capital or voting rights and they have a tag-along right which is proportional in the case of a sale which would leave the A shareholders with more than 50% of Mayroy's share capital and voting rights and total in the case of a sale which would leave them with less than 50%.

- The Investors have two seats on Mayroy's Board as long as they hold more than 10% of the share capital and one seat as long as they hold between 5% and 10% of the share capital.

- The consent of the holders of the majority of C shares is required for any proposed change to the company's Articles of Incorporation or share capital, for its dissolution, and for the appointment of its auditors, and the consent of at least one Director appointed by the C shareholders is required for resolutions concerning budgets, separate and consolidated financial statements, distribution of profits and the Board's internal charter.

These provisions will lapse upon expiry of the lock-up undertaking described herein under ''Underwriting'', as the Investors will no longer be Mayroy shareholders after the transactions described below that are to occur upon such expiry. See ''Mayroy Understanding''.

Agreements Between Shareholders of Mayroy

On April 22, 2005, the Beech Tree group and the Investors entered into a memorandum of understanding (the "Mayroy Understanding") and a shareholders' agreement (the "Mayroy Agreement") for the purpose of organizing (i) the Company's initial public offering on a regulated market, (ii) the Group's method of operation and (iii) a liquidity mechanism for the Investors following the Company's initial public offering on a regulated market (the "IPO").

On December 17, 2003, the Beech Tree group on the one hand and certain members of the Schwabe family (the "Schwabe Family Members") on the other, entered into an agreement to act in concert (the "Second Agreement") to preserve a stable controlling ownership structure over Mayroy.

Mayroy Understanding

The key provisions of the Mayroy Understanding are as follows:

(i) At the time of the IPO and once the Investors have exercised all their Mayroy warrants, the Investors will sell 5,172,825 Mayroy shares to the Beech Tree group, following which the Beech Tree group will own more than two thirds of Mayroy's share capital and the Investors 5.69%.

(ii) After the IPO, Mayroy will make a cash dividend payment (or share premium distribution).

(iii) Subject to the exercise or non-exercise of preemption rights, on expiry of the lock-up undertaking made by Mayroy at the time of the IPO (described herein under "Underwriting"), Mayroy and its shareholders will complete the following transactions:

  (a) Mayroy will buy back 7.5% of its own shares by exchanging existing Mayroy shares for existing shares in the Company and may ultimately cancel the repurchased Mayroy shares;

  (b) the Investors will sell their remaining interest in Mayroy to the Beech Tree group by exchanging their Mayroy shares for shares in the Company held by the Beech Tree group as a result of the transactions described in paragraph (a) above. The exchange ratio between Mayroy shares and the Company's shares will be determined by reference to the Company's share price at the time of the IPO.

  After these transactions, the Beech Tree group will hold more than 70% of Mayroy's share capital and voting rights and the Investors will be direct shareholders of the Company. These are internal transactions of Mayroy, the cost of which are borne by Mayroy.

(iv) On expiry of the lock-up undertaking made by Mayroy at the time of the IPO, a liquidity mechanism will be made available to Group employees owning Mayroy stock options. See "Management — Employee incentive schemes".

The various mechanisms giving the Investors and Mayroy option holders the right to own shares in the Company have no impact on the structure of the Company's share capital other than a reduction in Mayroy's percentage holding.

Share Capital and Voting Rights Under the Liquidity Mechanism

The tables below show the number of shares, the percentage of share capital and the corresponding percentage of voting rights held directly by the Company's shareholders following the Offering, based on the Offering Price of €22.20 and prior to any exercise of the preemption rights of the shareholders of Mayroy described under "Mayroy Understanding" above and with the following assumptions:

Assuming (i) the exercise of the liquidity mechanism available to the Investors to enable them to become Ipsen shareholders, (ii) assuming the subscription and sale of 14,599,507 shares offered in the Offering,

(iii) assuming no exercise of the over-allotment option, and following the subscription by employees of 250,000 shares in the employee offering:

Shareholder	Shares		Voting Rights	
	Number	Percentage	Number	Percentage
Mayroy	63,002,400	76.0%	121,607,400	85.9%
Beech Tree Group	175,807	0.2%	175,807	0.1%
PAI LBO Fund	1,911,208	2.3%	1,911,208	1.4%
CDC Enterprises Equity Capital	955,615	1.2%	955,615	0.7%
BNP Paribas Group	955,615	1.2%	955,615	0.7%
Opéra Finance	772,386	0.9%	772,386	0.5%
Finvestan	12,119	0.0%	12,119	0.0%
Beaufour Family *("Indivision")*	1,606	0.0%	1,606	0.0%
Bee Master Holding II	249,723	0.3%	249,723	0.2%
Employees	250,000	0.3%	250,000	0.2%
Public[(1)]	14,599,518	17.6%	14,599,518	10.3%
Total	82,885,997	100.0%	141,490,997	100.0%

(1) Including the directors of the Company.

Assuming (i) the exercise of the liquidity mechanism available to the Investors to enable them to become Ipsen shareholders, (ii) the subscription and sale of 14,599,507 shares offered in the Offering, (iii) the exercise in full of the over-allotment option, and following the subscription by employees of 250,000 shares in the employee offering:

Shareholder	Shares		Voting Rights	
	Number	Percentage	Number	Percentage
Mayroy	63,002,400	75.0%	121,607,400	85.3%
Beech Tree Group	175,807	0.2%	175,807	0.1%
PAI LBO Fund	1,911,208	2.3%	1,911,208	1.3%
CDC Enterprises Equity Capital	955,615	1.1%	955,615	0.7%
BNP Paribas Group	955,615	1.1%	955,615	0.7%
Opéra Finance	772,386	0.9%	772,386	0.5%
Finvestan	12,119	0.0%	12,119	0.0%
Beaufour Family *("Indivision")*	1,606	0.0%	1,606	0.0%
Bee Master Holding II	249,723	0.3%	249,723	0.2%
Employees	250,000	0.3%	250,000	0.2%
Public[(1)]	15,754,443	18.7%	15,754,443	11.0%
Total	84,040,922	100.0%	142,645,922	100.0%

(1) Including the directors of the Company.

Assuming (i) the exercise of the liquidity mechanism available to the Investors to enable them to become Ipsen shareholders, (ii) the subscription and sale of 14,599,507 shares offered in the Offering, (iii) the exercise in full of the over-allotment option, (iv) the exercise of all the outstanding Ipsen options, (v) the issuance of all the Ipsen bonus shares, and following the subscription by employees of 250,000 shares in the employee offering:

Shareholder	Shares		Voting Rights	
	Number	Percentage	Number	Percentage
Mayroy	63,002,400	74.7%	121,607,400	85.0%
Beech Tree Group	175,807	0.2%	175,807	0.1%
PAI LBO Fund	1,911,208	2.3%	1,911,208	1.3%
CDC Enterprises Equity Capital	955,615	1.1%	955,615	0.7%
BNP Paribas Group	955,615	1.1%	955,615	0.7%
Opéra Finance	772,386	0.9%	772,386	0.5%
Finvestan	12,119	0.0%	12,119	0.0%
Beaufour Family *(''Indivision'')*	1,606	0.0%	1,606	0.0%
Bee Master Holding II	249,723	0.3%	249,723	0.2%
Employees	591,000	0.7%	591,000	0.4%
Public[(1)]	15,765,443	18.7%	15,765,443	11.0%
Total	84,392,922	100.0%	142,997,922	100.0%

(1) Including the directors of the Company.

Assuming (i) the exercise of the liquidity mechanism available to the Investors to enable them to become Ipsen shareholders, (ii) the subscription and sale of 14,599,507 shares offered in the Offering, (iii) the exercise in full of the over-allotment option, (iv) the exercise of all the outstanding Ipsen Options, (v) the issuance of all the Ipsen bonus shares, (vi) the exercise of the liquidity mechanism available to holders of Mayroy Options, and following the subscription by employees of 250,000 shares in the employee offering:

Shareholder	Shares		Voting Rights	
	Number	Percentage	Number	Percentage
Mayroy	60,499,224	71.7%	119,104,224	83.3%
Beech Tree Group	175,807	0.2%	175,807	0.1%
PAI LBO Fund	1,911,208	2.3%	1,911,208	1.3%
CDC Enterprises Equity Capital	955,615	1.1%	955,615	0.7%
BNP Paribas Group	955,615	1.1%	955,615	0.7%
Opéra Finance	772,386	0.9%	772,386	0.5%
Finvestan	12,119	0.0%	12,119	0.0%
Beaufour Family *(''Indivision'')*	1,606	0.0%	1,606	0.0%
Bee Master Holding II	249,723	0.3%	249,723	0.2%
Employees	2,493,784	3.0%	2,493,784	1.7%
Public[(1)]	16,365,835	19.4%	16,365,835	11.4%
Total	84,392,922	100.0%	142,997,922	100.0%

(1) Including the directors of the Company.

After the exercise of the liquidity mechanisms, the share capital of Mayroy will be held as follows prior to any exercise of the preemption rights of the shareholders of Mayroy described under ''Mayroy Understanding'' above:

Shareholder	Percentage
Beech Tree Group	74.5%
Finvestan	5.1%
Beaufour Family *(''Indivision'')*	0.0%
Bee Master Holding II	5.0%
Opéra Finance	15.3%

Mayroy Agreement

Save for the provisions of article 3 concerning the Group's management principles, which lapse on December 6, 2005, the date of the IPO, the Mayroy Agreement will lapse automatically at the end of (i) the lock-up undertaking made by Mayroy at the time of the IPO and (ii) the transactions involving Mayroy's share capital described above.

Second Agreement

The Second Agreement, entered into on December 17, 2003 for a term expiring on December 31, 2008, requires Bee Master Holding, FinHestia and the Schwabe Family Members to make lock-up undertakings in respect of their Mayroy shares, and prevents Beech Tree S.a.r.l. and Camilia Holding from selling their Mayroy shares without first giving Bee Master Holding, FinHestia and the Schwabe Family Members the option to sell or otherwise transfer their own Mayroy shares at the same time and on the same terms and conditions. The Agreement also provides for majority representation of the parties on Mayroy's Board of Directors, including one person nominated by the Schwabe Family Members. The Second Agreement constitutes an agreement to act in concert between the shareholders and Mayroy, both signatories to the agreement.

DESCRIPTION OF SHARE CAPITAL

General Information About the Company

Incorporation, Registration and Form

The Company was incorporated on July 28, 1998 for a fixed period of ninety-nine years from its date of registration at the Trade and Companies Registry, thereby expiring on August 18, 2097 unless extended or wound up earlier. The Company is registered at the Paris Trade and Companies Registry under registration number 419 838 529. The Company is a French *société anonyme* with a Board of Directors organized and existing under the laws of France and governed notably by the provisions of Book II of the Code de *Commerce* and decree no. 67-236 of March 23, 1967 relating to commercial companies.

Corporate Purpose

The Company's corporate purpose is the following, in France and any other country whether directly or indirectly:

- to invent, manufacture, process and sell pharmaceutical products, para-pharmaceutical products, cosmetics or any other manufactured products in the fields of drugs and fine chemicals, and all products and materials used to manufacture, process and sell such products;
- to conduct all industrial and commercial activities directly or indirectly related to the foregoing purpose, including research and design, acquiring, owning, exploiting and selling patents, licenses, know-how and more generally all intellectual and industrial property rights; and
- more generally, to conduct all industrial, commercial, financial or property transactions which may directly or indirectly facilitate or further the achievement of the foregoing purposes and any similar purposes.

Share Capital

On the date of this Offering Circular, the Company's share capital is €74,936,490, divided into 74,936,490 fully paid shares of the same class each with a nominal value of €1. The share capital and rights attached to the shares comprising the share capital may be altered under the terms and conditions set out by law, as the Company's Articles of Incorporation contain no specific restrictions in this respect.

Shareholders' Meetings and Voting Rights

General Shareholders' Meetings

Ordinary General Shareholders' Meetings

Business transacted by the shareholders at ordinary general meetings includes considering the reports of the Board of Directors and Statutory Auditors, approving the annual financial statements, deciding on the appropriation and distribution of net profits, appointing and removing Directors and fixing their remuneration under the terms set out by law or the Articles of Incorporation, and appointing the statutory auditors.

The shareholders may delegate authority to the Board of Directors at the Board's request to deal with all matters that are not specifically reserved for the extraordinary shareholders' meeting. More generally, all matters that do not entail a direct or indirect alteration to the Articles of Incorporation qualify as ordinary business. An ordinary general meeting is held every year no later than six months after the end of the previous financial year end, unless this time period is extended by court order.

Extraordinary Shareholders' General Meetings

Extraordinary general meetings are required for approval of matters such as increasing or decreasing the share capital, creating a new class of equity securities or authorizing the issuance of convertible or exchangeable securities, the voluntary liquidation of the Company or any transaction which require modifications of the by-laws of the Company. Matters presented to extraordinary general meetings must receive favorable votes by holders of at least two-thirds of the shares present or represented in order to be approved.

The extraordinary general shareholders' meeting may amend the provisions of the Articles of Incorporation. However, an extraordinary general meeting may not increase the shareholders' liability or change the nationality of the Company except under the terms and conditions set out by law or international treaties.

Only the extraordinary general shareholders' meeting is qualified to verify and approve any contributions in kind or special benefits.

Notice of Shareholders' Meetings

General meetings are called by the Board of Directors or failing that, by the Statutory Auditors or any other person duly empowered by law. They take place at the registered office or any other place indicated in the notice of meeting. The agenda is set by the person calling the meeting. However, one or more shareholders or the works council may propose agenda items and resolutions under the terms and conditions set out by law. The shareholders may not consider items of business which are not on the agenda. However, they may in any event remove one or more Directors from office and elect replacements. The agenda may not be revised for an adjourned meeting. All shareholders have the right to attend shareholders' meetings and take part in the vote either in person or by proxy, regardless of the number of shares they hold, simply by providing evidence of their status as shareholder.

Once listed, the Company must announce general meetings at least thirty days in advance by means of a preliminary notice (*avis de réunion*), which is published in the *Bulletin des Annonces Légales Obligatoires*, or "BALO." The AMF recommends that simultaneously with the publication of the preliminary notice a summary of the notice be published in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least fifteen days prior to the date set for a first call, and at least six days prior to any second call, the Company must send a final notice (*avis de convocation*) containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative department (*département*) in which the Company is registered as well as in the BALO. If no shareholder has proposed resolutions to be submitted to the vote of the shareholders at the meeting, the Company is not required to send the notice to its shareholders; publishing the notice will be deemed sufficient.

Quorum

The quorum required for an ordinary general meeting is the effective presence, in person, by proxy or by postal vote, of shareholders owning at least one fifth of the shares with voting rights. No quorum is required for an adjourned meeting. The quorum is calculated on the basis of all the shares comprising the share capital less any shares disqualified for voting purposes pursuant to the law or the provisions of the Company's Articles of Incorporation.

The quorum required for an extraordinary general meeting is the effective presence, in person, by proxy or by postal vote, of shareholders owning at least one quarter of the shares with voting rights. The quorum required for an adjourned meeting is one fifth of the shares with voting rights. If the quorum required for an adjourned meeting is not reached, the meeting may be adjourned for a second time to a date no later than two months after the first adjournment.

Shareholders attending the meeting by videoconference or other means of telecommunication that permits their identification and complies with the provisions of the law are counted as present for the purpose of calculating the quorum.

Voting Rights

At ordinary and extraordinary general meetings, shareholders are entitled to as many votes as they hold shares or proxies, without limitation. However, double voting rights are granted to all fully paid registered shares which have been registered in the name of the same shareholder for at least two years. The double voting rights cease automatically if the shares are converted to bearer shares or transferred to another registered holder, save in the case of transfers arising upon inheritance, division of estate between divorcing spouses or gifts to a spouse or other person of an eligible degree of relationship.

In order to participate in any general meeting, a holder of registered shares is required to have its shares registered in its name in a shareholder account to be maintained by the Company or on the Company's behalf by an agent appointed by it at least five days prior to the date of the meeting. Similarly, a holder of bearer shares is required to obtain from the accredited financial intermediary (*intermédiaire teneur de compte*) with whom such holder has deposited its shares a certificate (*certificat d'indisponibilité*) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate is required to be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Dividends

After approval of the financial statements and recognition of a distributable profit within the meaning of the law, the general shareholders' meeting may resolve to transfer the distributable profit to one or more discretionary reserve accounts (for which they will fix the allocation or use) or retained earnings or to distribute it as a dividend. After deduction of any prior year losses, at least five percent of each year's net profit is transferred to the statutory reserve as required by law. This provision ceases to apply once the statutory reserve has reached one tenth of the Company's share capital.

The general shareholders' meeting may decide to distribute amounts from reserves to which the shareholders are entitled. In this case, their resolution must expressly indicate which reserve accounts are to be used. However, dividends must be drawn in priority from the year's distributable profit. The shareholders may resolve to offer payment of all or part of the dividend in cash or in shares at the personal choice of each shareholder. A shareholder's right in the profits and contribution to losses is proportional to the percentage of share capital owned. For additional information regarding the distribution of dividends, see ''Dividend Policy''.

Form and Holding of Shares

Legal Form of Shares

The shares issued by the Company may be registered or bearer shares at the holder's choice. Existence of the shares is evidenced by their registration on securities accounts held in the name of the holder for that purpose under the terms and conditions set out by law either by the Company or its appointed custodian in the case of registered shares or by an intermediary authorized for that purpose in the case of bearer shares. In accordance with French law, shareholders' ownership rights are evidenced by book entries instead of share certificates. Share ownership confirmations may be issued by the financial institution that administers the Company's share register (currently BNP Paribas Securities Services), but those confirmations are not documents of title. Shares in bearer form clear through Euroclear France, the French clearing system, in which authorized financial intermediaries hold accounts. Shareholders may hold their shares through such financial intermediaries or through their international correspondent banks.

Identification of Bearer Shareholders

The Company may at any time, in accordance with the law and at its own expense, ask its clearing organization for information about the name or corporate name, nationality and address or registered office of holders of securities conferring the right to vote at general meetings either immediately or in the future, as well as the number of securities held and any restrictions attached thereto.

Disclosure Requirements

Requirements for Holdings Crossing Certain Thresholds

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, 33⅓%, 50%, 66⅔%, 90 or 95% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within five trading days of the date it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the AMF, within five trading days of the date it crosses the threshold. Registered intermediaries holding shares in custody must comply with the receding obligation whenever the aggregate holdings of their clients crosses such threshold, notwithstanding his own and each clients' individual reporting obligations as the proprietary owner of the shares. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following twelve-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the report public. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

In addition to the legal disclosure requirements set out in article L.233-7 of the *Code de Commerce* described above, any person or legal entity, acting either alone or in concert with other persons or legal entities, that comes to hold by any means a number of shares representing one percent of the share capital or voting rights, or any further multiple thereof, must, no later than five trading days after occurrence, advise the Company by fax of the total number and percentage of shares and voting rights held, with written confirmation sent the same day by recorded delivery mail. They are also required to advise the Company if their holding falls back below those thresholds, under the same terms and conditions.

Failure to comply with these requirements will result in the shares that should have been disclosed being disqualified for voting purposes at all general meetings held for a period of two years after the date on which the requisite disclosure is finally made, if requested by one or more shareholders separately or together holding one percent of the Company's share capital and voting rights and duly recorded in the minutes at the meeting. Disqualification is automatic in the case of failure to make the legal disclosures required under article L.233-7 of the *Code de Commerce* as described in the first two paragraphs of this section concerning thresholds.

Purchase and Sale of the Company's Own Shares

Under French law, the Company may repurchase up to 10% of its share capital during a period of 18 months, subject to authorization of a share repurchase program by the general shareholders meeting.

Treasury Shares

On the date of registration of this Offering Circular, the Company did not own any treasury shares.

However, at their ordinary general meeting held on September 19, 2005, the shareholders authorized the Board of Directors to purchase shares in the Company subject to certain terms and conditions and to the shares being listed on a regulated market. This authorization has not been implemented by the board of directors of the Company

Trading by the Company in its own shares

Under the *Règlement général* of the AMF, the Company may not trade in its own shares for the purpose of manipulating the market. The requirements for trades by a company in its own shares to be considered valid are set forth in Regulation No. 2273/2003 of the European Commission dated December 22, 2003. Specifically, in order to be valid the following conditions must be met:

- the objective of the program, its duration and maximum consideration, and the number of shares to be acquired must be adequately disclosed to the public prior to the start of trading;
- each buy-back transaction must be recorded, trade reporting obligations of the relevant regulated market must be complied with and details of all buy-back transactions must be publicly disclosed within seven business days;
- under French law, the Company is required to disclose to the AMF on a monthly basis the number of shares purchased, sold or cancelled during the preceding month; and
- the issuer may not purchase shares at a price that is higher than the higher of the price of the last independent trade and the highest currently available independent bid, and may generally not purchase more than 25% of the average daily volume of the relevant shares on the relevant market.

There are two periods during which the Company is not permitted to trade in its own securities: the 15-day period before the date on which it makes its consolidated or annual accounts public, and the period beginning on the date at which it becomes aware of information that, if disclosed, would have a significant impact on the market price of the Company's securities and ending on the date this information is made public.

The requirements above do not apply to trades by the Company in its own shares that are executed on its behalf by an intermediary pursuant to a liquidity agreement; so long as the terms of the liquidity agreement comply with the ethics guidelines *(charte de déontologie)* approved by the AMF in its *Décision* of March 22, 2005, they are deemed valid.

Authorized Unissued Share Capital

At their extraordinary general meeting of September 19, 2005, the shareholders authorized the Board of Directors to increase the Company's share capital as follows:

Authority Conferred on the Board of Directors by Resolution of the Shareholders	Condition Precedent	Maximum Nominal Amount[1]	Term
Issuance of securities conferring rights in the share capital with pre-emptive rights in favor of the existing shareholders.	Company's shares to be listed on a regulated market	15,000,000[2]	26 months
Issuance of securities conferring rights in the share capital with no pre-emptive rights in favor of existing shareholders, by means of public offering.	—	15,000,000[2]	26 months
Issuance of securities conferring rights in the share capital, with no pre-emptive rights in favor of existing shareholders, to pay for contributions in kind received by the Company.	Company's shares to be listed on a regulated market	7,493,649	26 months
Capital increase by way of capitalizing reserves, earnings or share premiums.	—	100,000,000	26 months
Issuance of shares to employees who are members of an employee share ownership plan.	—	500,000	26 months
Allotment of bonus shares to employees and executive officers.	Company's shares to be listed on a regulated market	1,200,000	38 months
Allotment of stock options to employees and executive officers.	Company's shares to be listed on a regulated market	1,200,000	38 months

(1) In euros.

(2) Blanket amount for both authorities.

Preferential Subscription Rights

According to the French Commercial Code, if the Company issues securities that may give access to its share capital or voting rights, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of the Company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Eurolist by Euronext™.

Preferential subscription rights with respect to any particular offering may be waived by a vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. The Company's board of directors and its independent auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law.

Shareholders also may notify the Company that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to waive the preferential subscription right but to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in the three consecutive trading days preceding the determination of price, as the case may be with a maximum discount of 5%.

Information on Potential Dilution of the Company's Share Capital

Except as set forth under ''Management — Employee incentive schemes'', on the date of this Offering Circular, there are no securities issued by the Company that confer direct or indirect, immediate or future rights in the Company's share capital or voting rights.

MARKET INFORMATION

Prior to the global offering, there has been no public market for the Shares. Ipsen's shares will initially trade on Eurolist by Euronext™ on a when-issued basis under the designation ''Ipsen-Promesses.'' Upon issuance of the new Shares (expected to occur on December 9, 2005), the Shares will trade under the symbol ''IPN''.

Euronext Paris

Since February 21, 2005, securities approved for listing on Euronext Paris S.A. (''Euronext Paris'') are traded on a single market: Eurolist by Euronext™. The Eurolist is divided into three capitalization segments: ''A'' for capitalizations over €1 billion, ''B'' for capitalizations between €1 billion and €150 million, and ''C'' for capitalizations less than €150 million. The Shares will be listed in the B segment. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the *Marché libre*, which is also operated by Euronext Paris. On May 17, 2005, Alternext, another non-regulated market, was created, offering companies seeking development capital simplified conditions for access to the market, provided they comply with certain requirements as to information and protection of minority shareholders.

Admission to Eurolist by Euronext™ is subject to certain liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on Eurolist by Euronext™ are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities.

Securities listed on Eurolist by Euronext™ are traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m., a pre-closing session from 5:25 p.m. through 5:30 p.m. during which transactions are recorded but not executed, and a closing auction at 5:30 p.m. From 5:30 p.m. to 5:40 p.m. (trading-at-last phase), transactions are executed at the closing price. Any trade of a security that occurs outside the trading hours is effected at a price within a range of 1% of the closing price for that security.

Euronext Paris may temporarily suspend trading in a security listed on Eurolist by Euronext™ if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. Trading is suspended for a reservation period of four minutes. Euronext Paris may display an indicative trading price during such reservation period. Once trading has commenced, further suspensions for up to four minutes are also possible if the price varies by more than 10% from a new reference price equal to the price that caused the first trading suspension. Euronext Paris may from time to time change the duration of the reservation period and fluctuation threshold. Euronext Paris may also suspend trading of a security listed on Eurolist by Euronext™ in certain circumstances including, for example, the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, in the context of a takeover bid, the AMF may also require Euronext Paris to suspend trading.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, if the sale of a security traded on a deferred settlement basis takes place before, but during the month when a dividend is paid, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Prior to any transfer of securities held in registered form on Eurolist by Euronext™, the securities must be converted into bearer form and inscribed in an account maintained by an accredited intermediary with Euroclear France S.A., a French registered clearing agency. Transactions in securities are initiated by the owner giving instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist by Euronext™ are cleared through Clearing 21 and settled through Euroclear France S.A. using a continuous net settlement system. A fee or commission is payable to the broker-dealer or other agent involved in the transaction.

Trading in the Company's Own Shares

Under French law, the Company may not issue shares to itself, but it may purchase its shares in the limited cases. See ''Description of Share Capital — Purchase and trading in the Company's own shares''.

LIMITATIONS AFFECTING SECURITY HOLDERS

Ownership of Shares by Non-French Persons

French law currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France may have to comply with filing requirements with French authorities in connection with the acquisition of a controlling interest in the Company.

The entering into certain agreements must also be filed with French authorities if it leads to a de facto control. The acquisition of more than 10% of the share capital of a company for an amount in excess of €15,000,000 must also be filed with the ''Banque de France''.

Exchange Controls

Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

CERTAIN FRENCH TAX AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

French Tax Considerations

The following discussion is divided into two parts. The first section, ''— French tax rules applicable to non-French holders in general'', is a general description of certain material tax consequences relating to the acquisition, ownership and disposal of Shares for holders that are not residents of France for tax purposes under the current French tax legislation. The second section, ''— French tax rules applicable to U.S. residents'', summarises certain material tax consequences relating to the acquisition, ownership and disposal of Shares for U.S. Residents (as defined in that section).

The presentation below does not purport to be a complete analysis of all the potential tax consequences of the acquisition, ownership, and disposal of Shares. It does not address the tax treatment of holders owning (directly, indirectly or by attribution) 10% or more of the share capital or voting power of the Company. Nor does it address the tax treatment of holders that are subject to special rules, such as partnerships, trusts, regulated investment companies, tax-exempt entities including pension funds, banks or other financial institutions, securities or currencies broker-dealers, or entities with a fixed base of business in a country different from the country of which the entity is a tax resident, among others.

The discussion is based upon current French law and practice, judicial decisions and administrative notes and guidelines, all as in effect on the date of this Offering Circular and, therefore, is subject to any changes to (or changes in the interpretation of) French law or practice occurring after the date hereof, which may have a retroactive effect.

All prospective investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposal of Shares they would acquire in light of their particular circumstances, including the effect of any state, local, or other national laws.

French Tax Rules Applicable to Non-French Holders in General

Distribution Tax Regime

In France, dividends are paid out of after-tax income.

Individuals residing in France for tax purposes are entitled to a general uncapped allowance over 50% (40% for dividends received as from 2006 if the draft finance bill for 2006 is adopted without changes) of the distributed amount and to an annual allowance equal to €2,440 (€3,050 for dividends received as from 2006 if the draft finance bill for 2006 is adopted without changes) for married couples (and partners bound by a *pacte civil de solidarité* as provided by article 515-1 of the French Civil Code) who are subject to joint taxation, and to €1,220 (€1,525 for dividends received as from 2006 if the draft finance bill for 2006 is adopted without changes) for single, widowed, divorced persons or for those who are married but taxed separately, as well as to a tax credit (the so-called *''crédit d'impôt''*) equal to 50% of the dividend before application of the general allowance of 50% and the allowance of €1,220 or €2,440; this tax credit is capped annually at €230 for married couples (and partners bound by a *pacte civil de solidarité* as provided by article 515-1 of the French Civil Code) who are subject to joint taxation and at €115 for single, widowed, divorced persons or for those who are married but taxed separately.

Dividends paid to non-resident shareholders are generally subject to a 25% French withholding tax.

However, France has entered into tax treaties with various countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15% or 5%) of the French withholding tax subject to certain conditions related (in particular) to compliance with the procedures for granting advantages under the treaty. The French tax authorities are entitled first to levy the tax at the full domestic rate of 25%, and then to reimburse the tax withheld in excess (the difference between the 25% rate and the reduced rate provided by the treaty) to the non-French resident claiming for such a reimbursement if due justification of the fact that the non-French resident recipient is entitled to benefit from the reduced rate is provided.

If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend and provides the necessary documentation, then French tax can be withheld at the reduced rate provided under the treaty, under certain conditions.

In this respect, the French tax authorities issued guidelines allowing French distributing companies to directly apply the reduced withholding tax rate to non-French residents benefiting from a treaty.

In addition, non-French tax resident individual shareholders who are currently benefiting from a treaty providing for the transfer of the so-called *''avoir fiscal''* amount available under the French distribution regime existing before January 1, 2005 are eligible for the 50% *crédit d'impôt* attached to the dividend and capped at €230 or €115 depending on the marital status of this taxpayer in respect of dividends paid as from January 1, 2005 (Ruling of August 11, 2005, 5 I-2-05, #107 and annex 7), any *crédit d'impôt* being, however, subject to withholding tax (at the rate of 25% or the reduced treaty rate, as applicable).

However, the French tax authorities have not yet indicated the practical conditions that the eligible non-resident shareholders must meet in order to obtain the refund of this tax credit.

Tax Regime Applicable to the Disposal of Shares

Non-French tax resident shareholders, that do not hold shares in connection with the conduct of a business or profession in France, and that have held (alone or with close relatives) not more than 25% of the dividend rights in the company whose shares are sold, directly or indirectly, at any time during the five years preceding the sale, are not subject to any French income tax or capital gains tax on the sale or disposal of shares.

Even if one of these conditions is not satisfied and if the non-French tax resident could become liable for tax in France on the capital gains on the disposal of the shares, the gain realised by such holder would not be effectively taxed in France if such holder could benefit from a tax treaty providing for more favourable taxation rules.

If a transfer of shares of a French company is evidenced under a written agreement executed in France, a registration duty of 1% (1.1% as of January 1, 2006) levied on the higher of either the purchase price or the market value of the transferred shares will be due, with a maximum duty of €3,049 (€4,000 as of January 1, 2006) per transfer and transferee.

Estate and Gift Tax

France imposes estate and gift tax on shares of a French company that are acquired by inheritance or gift by individuals, this tax applying without regard to the residence of the transferor or the transferee. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, provided that certain conditions are met, individuals who are residents of the treaty country may be exempt from such tax or obtain a tax credit.

Non-French tax resident individuals should consult their tax advisors regarding whether French estate and gift tax would apply to them and whether they might be able to claim an exemption or tax credit pursuant to an applicable tax treaty.

Wealth Tax

Non French tax residents are not subject to French wealth tax applicable to individuals (impôt de solidarité sur la fortune) on the shares they own in a French company if they own less than 10% of the French company's share capital, either directly or indirectly, provided that their shares do not enable them to exercise influence on the French company.

Even if this condition is not satisfied, a non French resident holder may be exempt from French wealth tax if such holder is entitled to more favourable provisions pursuant to double tax treaty between France and the holder's country of residence.

French Tax Rules Applicable to U.S. Residents

Taxation of Dividends

The French Withholding Tax

As discussed in more detail under the "— French tax rules applicable to non-French holders in general" above, dividends paid by a French company to non-resident shareholders are generally subject to a 25% French withholding tax. Under the income tax treaty between France and the United States signed August 31, 1994 (the "Treaty"), however, the rate of this withholding tax will be reduced to 15% for U.S. Holders (as defined in "— U.S. federal income tax considerations" below) who are United States residents for the purposes of the Treaty and are eligible to claim benefits under the Treaty ("U.S. Residents"), provided that certain requirements are satisfied.

Under administrative guidelines recently issued by the French tax authorities, U.S. Residents will be entitled to benefit from the immediate application of the reduced withholding tax at the Treaty rate of 15%, provided that such U.S. Residents provide the paying agent with a certificate based on the draft provided by the French Tax Authorities in their Instruction 4 J-1-05 dated February 25, 2005, before the dividend payment date. Alternatively, where the securities are held by U.S. Residents in a securities account managed by a financial institution in the United States, such financial institution may instead complete the French Treasury certificate set forth on Annex III to Instruction 4 J-1-05 dated February 25, 2005, and send it to the French paying agent in a timely manner, so that the French paying agent can carry out the required formalities within three months after the end of the month of payment of the dividend.

If this procedure is not complied with, the Company will be required to withhold tax at the full domestic rate of 25%, in which case U.S. Residents may receive a refund from the French tax authorities for the excess tax paid by completing French Treasury Form RF 1 A EU No. 5052 and sending it to the paying agent before December 31 of the second year following the year in which the dividend was paid. Information regarding the identity and address of the paying agent will be available from the Company.

The French Crédit d'Impôt

Dividends paid on or after January 1, 2005 by a company having its registered office in France to an individual holder who is a French tax resident will notably entitle the holder to a tax credit (the *crédit d'impôt*) equal to 50% of the dividend, with an overall annual cap of €230 or, as the case may be, €115, depending on the marital status of the individual. This *crédit d'impôt* replaces the *avoir fiscal* and the refund of equalisation tax (*précompte*) mechanism that applied to dividend distributions paid before January 1, 2005.

Individual shareholders who are not tax residents in France will be eligible, subject to the deduction of the withholding tax provided by the relevant treaty, for the *crédit d'impôt* of 50% of the distributed amount capped at €230 or €115 depending on the marital status of this taxpayer in respect of dividends paid as from January 1, 2005, if the double tax treaty between France and their country of residence provides for the transfer of the *avoir fiscal* (Ruling of August 11, 2005, 5 I-2-05, #107 and annex 7).

Pursuant to the Treaty and to Ruling of August 11, 2005, 5 I-2-05, #107 and annex 7, individual U.S. Residents who meet the conditions for the reduced withholding tax rate will be entitled to the *crédit d'impôt* reduced by the 15% withholding tax. The French tax authorities are expected to issue guidance on the method for claiming the *crédit d'impôt.*

Taxation on Sale or Disposal

A U.S. Resident generally will not be subject to French tax on any capital gain in case of sale, exchange or disposal of Shares. Special rules apply to individuals who are residents of more than one country.

If the transfer of Shares is evidenced by a written agreement executed in France, such share transfer agreement would bear a 1% (1.1% as of January 1, 2006) registration duty in France assessed on the higher of the purchase price and the market value of the shares sold, with a maximum duty of €3,049 (€4,000 as of January 1, 2006) per transfer and transferee.

French Estate and Gift Taxes

Under the treaty between the United States of America and France with respect to Taxes on Estates, Inheritance and Gifts signed November 24, 1978, transfers of shares in a French company by a U.S. Holder entitled to the benefits of the treaty, whether by gift or by reason of death, will only be subject to French gift or inheritance tax if the transferor is domiciled in France at the time of making the transfer.

French Wealth Tax

U.S. Residents that are individuals will generally not be subject to wealth tax in France with respect to their shares in the Company.

U.S. Federal Income Tax Considerations

The following discussion is a general summary based on current law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Shares. The discussion is not a complete description of all tax considerations that may be relevant to you and does not consider your particular circumstances. It applies to you only if you are a U.S. Holder who purchases the Company's Shares in the International Offering, holds the Shares as capital assets and uses the U.S. dollar as your functional currency. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers, traders in securities that elect to mark to market, U.S. expatriates or persons who directly, indirectly or constructively own 10% or more of the Shares, have a permanent establishment in France or hold Shares as part of a straddle, hedging, conversion or other integrated transaction.

The Company believes, and this discussion assumes, that the Company is not a passive foreign investment company (''PFIC'') for U.S. federal income tax purposes.

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT THE MARKETING OF THE INTERNATIONAL OFFERING. NO TAXPAYER CAN RELY ON THEM TO AVOID TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE INTERNATIONAL OFFERING UNDER THE LAWS OF FRANCE, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS, AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, a ''U.S. Holder'' means a beneficial owner of the Shares that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other business entity created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or that has elected to be treated as a domestic trust.

The U.S. federal income tax treatment of a partner in a partnership that holds Shares will depend on the status of the partner and the activities of the partnership. A partnership generally can claim benefits under the Treaty only to the extent its income is taxable to partners eligible for Treaty benefits. Partnerships should consult their tax advisors concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Shares.

Dividends

U.S. Taxation of Dividends

Distributions on the Shares, including the gross amount of any *crédit d'impôt*, will be includable in income as dividends from foreign sources when actually or constructively received. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. The dividends received by noncorporate U.S. Holders, however, will be taxed at the same preferential rate allowed for long-term capital gains if (i) the Company qualifies for benefits under the Treaty, (ii) the U.S. Holder satisfies certain holding period requirements and (iii) other requirements are met. The Company will qualify for benefits under the French-U.S. income tax treaty if Euronext is a qualified stock exchange and the Shares are regularly and sufficiently traded on Euronext.

The U.S. dollar amount of a dividend received on the Shares will be based on the exchange rate for the currency received (if the dividend is paid in a currency other than U.S. dollars) on the date you receive the dividend, regardless of whether the holder converts the payment into U.S. dollars at that time. A U.S. Holder will have a basis in the currency received equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized on a subsequent conversion of the currency received for U.S. dollars or other disposition generally will be treated as ordinary income or loss from U.S. sources.

Dispositions of Shares

A U.S. Holder will recognize gain or loss on disposition of the Shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the Shares. The adjusted tax basis in a Share will generally be its U.S. dollar cost. The U.S. dollar cost of a Share purchased with foreign currency will generally be the U.S. dollar value of the purchase price. The gain or loss generally will be from sources within the United States. The gain or loss will be long-term capital gain or loss if the holder held the Shares for at least one year. Deductions for capital losses are subject to limitations.

If a U.S. Holder receives a currency other than U.S. dollars upon disposition of the Shares, it will realize an amount equal to the U.S. dollar value of the currency received on the date of disposition or, if the Shares are traded on an established securities market and the holder is a cash-basis or electing accrual basis taxpayer, the settlement date. The holder will have a tax basis in the currency received equal to the U.S. dollar amount realized. Gain or loss on a subsequent conversion or disposition of the currency received generally will be U.S. source ordinary income or loss.

U.S. Information Reporting and Backup Withholding for U.S. Holders

A U.S. Holder's dividends on the Shares and proceeds from the sale or other disposition of the Shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establish a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption. A holder can claim a credit against its U.S. federal income tax liability for amounts withheld under the backup withholding rules and a refund for any excess.

UNDERWRITING

The Company, the Selling Shareholder and the Underwriters for the Offering have entered into an underwriting agreement with respect to the Shares offered. Goldman Sachs International ("GSI") is acting as sole global coordinator and, together with BNP Paribas, as joint bookrunners of the Offering. Subject to the terms and conditions stated in the underwriting agreement, each Underwriter has severally and not jointly agreed to procure subscribers or purchasers for, or failing which to purchase from the Selling Shareholder and the Company the number of Shares indicated in the following table:

Underwriters	Number of Shares
Goldman Sachs International	6,423,783
BNP Paribas	4,233,856
ABN AMRO Rothschild	1,313,956
HSBC	1,313,956
Société Générale	1,313,956
Total	14,599,507

The Offering includes the French Offering to the public and the International Offering to institutional investors. The French Offering is being made by means of an open price offering (*offre à prix ouvert*), in reliance on Regulation S under the Securities Act pursuant to a separate offering document in the French language. 6,900,000 existing Shares and 7,699,507 newly issued Shares are being offered by the Selling Shareholder and the Company respectively in the Offering. The offering price for the International Offering is the same as that for the French Offering. Additionally, 250,000 newly issued ordinary Shares are being offered to certain of the Company's employees at a discount of 20% to the offering price in this Offering. The employee offering is not part of this Offering.

Certain Underwriters through their respective selling agents propose to sell shares in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

The underwriting agreement provides that the obligations of the Underwriters to procure subscribers or purchasers for, or failing which to purchase, the Shares included in this Offering are subject to approval of legal matters by counsel and to other customary conditions. The Underwriters are committed to procure purchasers for, or failing which to purchase, all of the Shares being offered (other than those covered by the over-allotment option described below) if they procure purchasers for, or failing which purchase, any of the Shares offered. The underwriting agreement also provides that if an underwriter defaults, the commitments of non-defaulting Underwriters to procure purchasers for, or failing which to purchase Shares, may be increased or the Offering may be terminated.

The Underwriters propose to offer the Shares at the price set forth on the cover page of this Offering Circular. If all the Shares are not sold as part of their initial distribution, the Underwriters may thereafter sell the Shares at a different offering price or under different selling terms. In connection with the Offering, the Company and the Selling Shareholder will pay to the Underwriters a combined management, underwriting and selling commission equal to 2.75% (plus VAT at the applicable rate, if any) of the aggregate offering price of the Shares included in the Offering, including any additional Shares subscribed from the Company as a result of any exercise of the over-allotment option. In addition, the Company may, at its discretion, pay a discretionary incentive fee of up to 0.5% (plus VAT at the applicable rate, if any) of the aggregate offering price of the Shares included in the Offering, including any additional Shares subscribed from the Company as a result of any exercise of the over-allotment option, if any.

The Company has granted to the Underwriters an option, exercisable until January 5, 2006 to subscribe for up to 1,154,925 additional new Shares at the offering price, less selling, underwriting and management commissions. The Underwriters may exercise the option for the purpose of covering over-allotments, if any, in connection with this Offering, and for the purpose of facilitating stabilization activities. To the extent the option is exercised, each underwriter must subscribe for a number of additional Shares approximately proportionate to that underwriter's initial underwriting commitment. It is expected that the Selling Shareholder will lend Shares to GSI until the date of exercise or lapse of the over-allotment option period.

The Company and the Selling Shareholder have agreed, for a period of 180 calendar days following the closing date of the offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, or otherwise dispose of (including without limitation by way of dividend, distribution or other means of transfer to the Selling Shareholder's own shareholders) any shares or any securities of the Company that are substantially similar to the Shares offered, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or any such substantially similar securities, or make any short sale, engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition (even if such disposition would be by someone other than the Company or the Selling Shareholder), or enter into a transaction with substantially the same economic effect, or publicly announce its intention to do any of the foregoing, in each case, without the prior written consent of GSI and BNP Paribas. This agreement is subject to exceptions for the following: (A) Shares offered pursuant to employee stock option plans existing on the date of the underwriting agreement, (B) Shares repurchased pursuant to share buyback program existing on the date of the underwriting agreement, to the extent the sale or disposal complies with the terms of such program, (C) Shares offered pursuant to the employee offering described herein or (D) bonus shares allotted by the Company. In addition the Selling Shareholder may take certain steps to implement the transactions described herein under "Principal and Selling Shareholder — Mayroy Understanding."

Certain directors of the Company have indicated their intention to subscribe for or purchase in the French Offering shares in an amount between €30,000 and €60,000 each.

Prior to this Offering, there has been no public market for the Shares. Consequently, the Company and the Selling Shareholder have established the initial public offering price through negotiations with representatives of the Underwriters. Among the factors which have been considered in determining the offering price have been the economic and market conditions prevailing as of the date the price was fixed, the Group's financial performance, valuations of companies considered comparable to the Company, the Group's current financial condition and future prospects and current indications of market interest. Investors should not view the price they established as any indication of the price that will prevail in the trading market. No guarantee can be given that an active trading market in the Company's Shares will develop and continue after this Offering. If an active trading market does not develop, the liquidity and price of the Shares may be adversely affected.

Buyers of Shares sold by the Underwriters may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial offering price.

The Shares have been approved for listing on Eurolist by Euronext™. Ipsen's shares will initially trade on a when-issued basis under the designation "Ipsen-Promesses." Upon issuance of the new Shares (expected to occur on December 9, 2005), the Shares will trade under the symbol "IPN".

In connection with this Offering, GSI or its affiliates or agents may over-allocate or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail for a limited time after the date of this Offering Circular. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Shares in excess of the number of Shares they are obligated to purchase under the underwriting agreement, creating a syndicate short position. A short sale is "covered" if the short position is no greater than the number of Shares available for purchase by the Underwriters under the over-allocation option. The Underwriters can close out a covered short sale by exercising the over-allocation option or purchasing Shares in the open market. In determining the source of Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of the Shares compared to the price available under the over-allocation option. The Underwriters may also make "naked" short sales of the Shares in excess of the over-allocation option. The Underwriters must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Shares in the open market while the Offering is in progress.

The Underwriters also may impose a penalty bid, which occurs when a particular underwriter is required to repay to the other Underwriters a portion of the underwriting discount received by it because the stabilization manager or its agent has repurchased Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities may prevent or retard a decline in the market price of the Shares or raise or maintain the market price of the Shares above the price that would otherwise exist in the open market in the absence of these transactions. However, there will be no obligation on GSI or any of its affiliates or agents to do this. Such transaction may be effected on the Eurolist by Euronext™ or on any securities market, over-the-counter market, stock exchange or otherwise. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Save as required by law, GSI does not intend to disclose the extent of such stabilizing transactions.

Some of the Underwriters have in the past performed investment banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business. In addition, BNP Paribas has a minority interest in the Selling Shareholder. See "Principal and Selling Shareholder".

The Company and the Selling Shareholder have agreed to indemnify the Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act. In addition, the Company and the Selling Shareholder have agreed to reimburse the Underwriters for certain of their expenses in connection with the Offering.

Selling Restrictions

Except for the public offering of the Shares in France, no action has been taken or will be taken in any country or jurisdiction by the Company or the Underwriters that would or is intended to permit a public offering of the Shares or the possession, circulation or distribution of this Offering Circular or any other offering material relating to the Company or the Shares offered hereby in any jurisdiction where action for any such purpose may be required. Accordingly, the Shares offered hereby may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Shares offered hereby may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

United States

The Shares offered hereby have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act. Accordingly, in connection with sales outside of France, the Company has been advised by GSI and BNP Paribas, on behalf of the Underwriters, that (a) through their respective selling agents, the Underwriters propose to resell the Shares in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and (b) the Underwriters propose to resell Shares outside the United States in offshore transactions in reliance on Regulation S under the Securities Act and in accordance with applicable law. Any offer or sale of Shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the U.S. Securities Exchange Act of 1934. Transfer of the Shares sold in the United States in reliance on Rule 144A will be restricted and each purchaser of such Shares will be deemed to have made certain acknowledgements, representations and agreements.

In addition, until the expiration of 40 days after the commencement of this Offering, an offer or sale of shares within the United States by a dealer that is not participating in this Offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

European Economic Area

Each Underwriter has represented and agreed that it has not made and will not make any public offering of the Offered Shares in any member state of the European Union other than France (each, a ''Member State'') except to qualified investor within the meaning of the Directive 2003/71/EC (together with any relevant implementing measure in each Member State, the ''Prospectus Directive'') or to a person to whom Offered Shares may otherwise be offered without the publication by the Company of a prospectus pursuant to the Prospectus Directive or pursuant to any applicable laws of relevant Members States in connection with a public offering of securities.

United Kingdom

Each Underwriter has represented and agreed that:

(a) (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the ''FSMA'') by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

France

This Offering Circular has not been and will not be submitted to the clearance procedures of the French *Autorité des marchés financiers* (the ''AMF'') and accordingly may not be distributed to the public in France or used in connection with any offer to purchase or sell any Shares to the public in France. For the purpose of the public offering of Shares in France, a French language prospectus has been prepared, consisting of the Company's registration document (*document de base*) registered with the AMF on October 14, 2005 under number I. 05-127 and updated on October 28, and November 4, 2005, and a transaction note (*note d'opération*) which received *visa* no. 05-789, dated November 21, 2005, from the AMF. This French language prospectus is the only document by which offers to purchase or subscribe for Shares may be made to the public in France.

Japan

The Shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each Underwriter has agreed that it will not offer or sell any Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the new shares offered hereby will be passed upon for the Company by Freshfields Bruckhaus Deringer, the Company's U.S. and French counsel and for the Underwriters by Cleary Gottlieb Steen & Hamilton LLP, U.S. and French counsel for the Underwriters.

INDEPENDENT AUDITORS

Deloitte & Associés and KPMG Audit, statutory independent auditors, have (i) audited Ipsen's historical consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and consolidated financial statements under IFRS for the year ended December 31, 2004, and (ii) reviewed Ipsen's pro forma consolidated financial statements for the years ended December 31, 2004, 2003 and 2002, historical consolidated financial statements for the half-year ended June 30, 2005 and 2004 and pro forma interim consolidated financial statements for the half-year ended June 30, 2005.

The table below sets forth the fees paid by the Group to their statutory auditors and members of their networks in 2004 and 2003.

	Deloitte & Associés				KPMG Audit			
	Amount		%		Amount		%	
	2004	2003	2004	2003	2004	2003	2004	2003
	(in K€)							
Audit services								
Statutory audit, certification and review of separate and consolidated financial statements	462	392	98.51%	79.03%	630	507	88.73%	73.05%
Audit-related services	—	—	—	—	—	92	—	13.26%
Sub-total	462	392	98.51%	79.03%	630	599	88.73%	86.31%
Other services								
Legal, fiscal and payroll	3	101	0.64%	20.36%	77	80	10.85%	11.53%
Information technology	—	—	—	—	—	—	—	—
Internal audit	—	—	—	—	—	—	—	—
Other	4	3	0.85%	0.60%	3	15	0.42%	2.16%
Sub-total	7	104	1.49%	20.97%	80	95	11.27%	13.69%
TOTAL	469	496	100.00%	100.00%	710	694	100.00%	100.00%

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INDEX TO FINANCIAL STATEMENTS

Report of the Statutory Auditors

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche — 75016 Paris

Share capital: €74 936 490

The following is a free translation for convenience purposes only of the French language original. Accounting principles and auditing standards and their application in practice vary among different countries. The accompanying pro forma financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in other countries than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such pro forma financial statements included in this report may differ from those generally accepted and applied by auditors in other countries. Accordingly, the pro forma financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for the use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Auditors' assurance report on the pro forma consolidated financial information

Years ended December 31, 2004, 2003 and 2002

As statutory auditors of Ipsen S.A. and in accordance with the requirements of EU Regulation 2004-809, we report on the pro forma consolidated financial information prepared in accordance with the accounting rules and principles applicable in France for the years ended December 31, 2004, 2003 and 2002 and set out in part 5.3 of the Ipsen *document de base* (registration document).

The pro forma consolidated financial information has been prepared, for illustrative purpose only, to provide the effect that, the transfer at June 30, 2005 of all assets and operational holdings previously held by Mayroy, its majority shareholder, might have had on the consolidated balance sheet at December 31, 2004, 2003 and 2002 and the consolidated profit and loss account of the company for the years ended December 31, 2004, 2003 and 2002, if this restructuring had been made at January 1st, 2002. Because of its nature, the pro forma consolidated financial information addresses a hypothetical situation and, therefore, does not represent the company's actual financial position or results that would have been reported if this transfer had occurred on a date before that on which it actually occurred.

It is management's responsibility to prepare the pro forma consolidated financial information in accordance with requirements of EU Regulation 2004-809 and CESR's Guidance.

It is our responsibility to provide the opinion required by annex II item 7 of EU Regulation 2004-809 that the pro forma consolidated financial information has been properly compiled.

We performed our work in accordance with professional standards applicable in France. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily in verifying the consistency of the underlying financial information used for the preparation of the pro forma financial information with the financial statements on which we reported, considering the evidence supporting the adjustments, and discussing the pro forma consolidated financial information with the directors of the company to obtain all the information and explanations we considered necessary.

In our opinion:

- The pro forma consolidated financial information has been properly compiled on the basis stated;
- That basis is consistent with accounting policies of the issuer.

Paris La Défense and Neuilly sur Seine, September 30, 2005

The statutory auditors

KPMG Audit *Department of KPMG S.A.*	Deloitte & Associés
Jean Gatinaud *Partner*	Christophe Perrau *Partner*

PRO FORMA CONSOLIDATED BALANCE SHEETS BEFORE ALLOCATION OF NET PROFIT YEARS ENDED 31 DECEMBER 2004, 2003 AND 2002

	Notes	2004	2003	2002
		(Amounts in thousands of euros)		
ASSETS				
Goodwill	2.1.1	181,282	135,321	141,777
Intangible assets	2.2	36,069	17,266	3,445
Property, plant and equipment				
Cost		415,248	372,262	360,877
Depreciation, amortisation and provisions		(237,436)	(213,985)	(198,974)
Net	2.3	177,812	158,277	161,903
Long-term investments				
Investments in & advances to non-consolidated subsidiaries		3,053	4,326	2,892
Other long-term investments		1,507	1,546	894
	2.4	4,560	5,872	3,786
Total fixed assets		399,723	316,736	310,911
Deferred taxes	2.5	7,304	6,513	7,906
Inventories	2.6	71,464	62,068	69,559
Trade receivables and related accounts	2.7	160,137	142,374	123,309
Other current assets	2.8	35,028	35,704	36,669
Short-term investments and deposits	2.9	72,587	87,344	112,388
Cash		21,734	15,157	1,591
Total current assets		368,254	349,160	351,422
TOTAL ASSETS		767,977	665,896	662,333
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	2.10			
Share capital		571,391	571,391	571,391
Additional paid-in capital and reserves		(363,313)	(358,005)	(421,706)
Net profit for the period		108,711	101,437	73,657
Cumulative translation reserve		(7,266)	(4,227)	3,604
Total shareholders' equity		309,523	310,596	226,946
Minority interests	2.11	1,172	1,057	1,008
Provisions and long-term liabilities				
Provisions for employee benefits	2.12	3,719	3,522	3,632
Provisions for risks and charges	2.13	24,527	28,209	15,407
Bank borrowings	2.14	215,010	133,679	176,660
Other long-term debt	2.14	12,455	12,871	9,762
		255,711	178,281	205,461
Deferred taxes	2.5	841	554	641
Current liabilities				
Short-term debt	2.14	11,063	2,273	59,208
Trade payables and related accounts		99,332	85,805	97,307
Other current liabilities	2.15	88,777	84,554	70,043
Bank overdrafts		1,558	2,776	1,719
		200,730	175,408	228,277
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		767,977	665,896	662,333

The notes hereto form an integral part of the consolidated financial statements.

PRO FORMA CONSOLIDATED INCOME STATEMENTS YEARS ENDED 31 DECEMBER 2004, 2003 AND 2002

	Notes	2004	2003	2002
		(Amounts in thousands of euros)		
Sales	3.1	770,183	737,225	697,816
Cost of goods sold		(173,966)	(200,543)	(187,067)
Gross profit		596,217	536,682	510,749
Selling, general and administrative expenses		(316,411)	(288,883)	(272,583)
Research and development expenses		(147,400)	(136,245)	(130,684)
Other operating income and expenses	3.2	48,900	59,067	22,914
Restructuring costs	3.5	(14,320)	—	—
Operating income		166,986	170,621	130,396
Financial income/(expenses)	3.6	(11,239)	(20,731)	(10,133)
Exceptional items	3.7	12,325	(2,890)	(4,550)
Income taxes	3.8	(42,018)	(38,985)	(35,325)
Net profit before goodwill amortisation and minority interests		126,054	108,015	80,388
Share of income of companies sold	3.9	1,233	—	—
Goodwill amortisation	2.1.2	(18,311)	(6,456)	(6,549)
Net profit before minority interests		108,976	101,559	73,839
Minority interests	2.11	(265)	(122)	(182)
Net profit attributable to the Group		108,711	101,437	73,657
Earnings per share (in euros)		2.90	2.71	1.97

The notes hereto form an integral part of the consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED 31 DECEMBER 2004, 2003 AND 2002

	Notes	2004	2003	2002
		(amounts in thousands of euros)		
Operating activities				
Net profit before minority interests		108,976	101,559	73,839
Non-cash and non-operating items:				
Depreciation, amortisation and provisions	4.1	26,829	45,225	22,841
Goodwill amortisation		18,311	6,456	6,549
Net gains or losses on fixed asset sales		(12,171)	109	4,146
Translation differences		525	3,225	1,045
Deferred taxes		(1,036)	1,331	(1,159)
Other non-cash items		(132)	(111)	345
Cash flow before changes in working capital		141,302	157,794	107,606
(Increase)/decrease in inventories		(257)	6,069	(4,662)
(Increase)/decrease in trade receivables and related accounts		(24,780)	(21,772)	6,639
(Decrease)/increase in trade payables and related accounts		12,900	(8,558)	8,411
Net change in income tax liabilities		(5,029)	8,685	(20,744)
Net change in other operating assets and liabilities		705	9,327	(3,930)
Change in working capital related to operating activities		(16,461)	(6,249)	(14,286)
NET CASH PROVIDED BY OPERATING ACTIVITIES		124,841	151,545	93,320
Investing activities				
Acquisition of fixed assets	4.2	(124,892)	(54,514)	(34,899)
Proceeds from sale of equity investments		16,451	—	—
Proceeds from sale of intangible assets and property, plant & equipment		1,104	1,712	1,298
Impact of changes in the scope of consolidation		(3,792)	3	(1,283)
Impact of changes in accounting and consolidation methods		—	—	—
Dividends received		—	—	166
Investment subsidies received		253	243	559
Other cash flows related to investing activities		79	(739)	(346)
Change in working capital related to investing activities		8,450	1,952	(911)
NET CASH USED BY INVESTING ACTIVITIES		(102,347)	(51,343)	(35,416)
Financing activities				
Additional long-term borrowings	4.3	126,350	131,207	790
Repayment of long-term borrowings	4.3	(47,051)	(231,449)	(52,314)
Net change in short-term borrowings	4.3	(322)	1,058	—
Capital increases made by subsidiaries		—	3,811	1
Capital reductions made by subsidiaries		442	—	—
Dividends paid by Ipsen S.A		(91,900)	—	—
Dividends paid by subsidiaries to minority shareholders		(119)	—	—
Change in working capital related to financing activities		368	(157)	339
NET CASH USED BY FINANCING ACTIVITIES		(12,232)	(95,530)	(51,184)
Reported change in cash and cash equivalents		10,262	4,672	6,720
Impact of pro forma restatements		(15,227)	(13,478)	(21,121)
CHANGE IN CASH AND CASH EQUIVALENTS		(4,965)	(8,806)	(14,401)
Cash and cash equivalents at the beginning of the year		99,725	112,260	130,370
Impact of exchange rate movements		(1,997)	(3,729)	(3,709)
Cash and cash equivalents at the end of the year	4.4	92,763	99,725	112,260

The notes hereto form an integral part of the consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (GROUP SHARE) YEARS ENDED 31 DECEMBER 2002, 2003 AND 2004

					Other				
	Share capital	Additional paid-in capital and warrants	Consolidated reserves	Net profit for the period	Cumulative translation reserve	Revaluation reserve	Shares in parent company	Total	Shareholders' equity
				(amounts in thousands of euros)					
Balance at 31 December 2002	571,391	26,661	(448,367)	73,657	3,604			3,604	226,946
Net profit for the period				101,437					101,437
Allocation of net profit for prior period			74,244	(73,656)	(587)			(587)	
Dividend paid by parent company									
Change in cumulative translation reserve					(7,244)			(7,244)	(7,244)
Change in investment subsidies and special revaluation reserve			131						131
Change in accounting or consolidation methods			(1,006)						(1,006)
Impact of pro forma restatements		3,810	(13,478)						(9,667)
Balance at 31 December 2003	571,391	30,471	(388,476)	101,437	(4,227)			(4,227)	310,596
Net profit for the period				108,711					108,711
Allocation of net profit for prior period			101,761	(101,437)	(324)			(324)	
Dividend paid by parent company			(91,900)						(91,900)
Change in cumulative translation reserve					(2,710)			(2,710)	(2,710)
Change in investment subsidies and special revaluation reserve			58						58
Change in accounting or consolidation methods									
Impact of pro forma restatements			(15,227)		(5)			(5)	(15,232)
Balance at 31 December 2004	571,391	30,471	(393,784)	108,711	(7,266)			(7,266)	309,523

The notes hereto form an integral part of the consolidated financial statements.

Notes to the pro forma consolidated financial statements

1. Presentation of the pro forma Group

1.1 Companies included in the scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

- Country of incorporation;
- Place of registered office (State of incorporation for US companies);
- At each year end, the percentage of voting rights and share capital held (these percentages differ where the Group's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 31 December 2004, 2003 and 2002

			% voting rights			% share capital		
Name and legal form at 31 December 2004	Country	Registered office	2004	2003	2002	2004	2003	2002
1.1.1 Fully consolidated companies								
Ipsen S.A. (parent)	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	—	100.0	100.0	—
Beaufour, Beaufour et Compagnie S.N.C.[1]	France	Paris	100.0	—	—	100.0	—	—
Beaufour-Ipsen Industrie S.A.S.	France	Dreux	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd.	Korea	Seoul	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd.	China	Tianjin	96.0	96.0	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	100.0	100.0	100.0	100.0	100.0	100.0
Elsegundo Ltd.	Ireland	Cork	100.0	100.0	100.0	100.0	100.0	100.0
Institut für Pharmazeutische und Klinische Forshung GmbH (Intersan)	Germany	Ettlingen	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0	80.0	80.0
Ipsen Ltd.	UK	London	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen N.V.	Belgium	Ghent	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen S.p.A.	Italy	Milan	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Biopharm Ltd.	UK	Wrexham	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Farmaceutica B.V. (formerly Speywood B.V.)	Netherlands	Hoofddorp	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Inc.	USA	Massachusetts	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Pharma Biotech S.A.S.	France	Signes	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Pharma GmbH	Germany	Ettlingen	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Pharma S.A.	Spain	Barcelona	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Pharmaceuticals Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Scandinavia A/S	Denmark	Copenhagen	100.0	100.0	100.0	100.0	100.0	100.0
Kinerton Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0	100.0	100.0
Porton International Inc.	USA	Delaware	100.0	100.0	100.0	100.0	100.0	100.0
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S. (SCRAS)	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Sterix Ltd[1]	UK	London	100.0	—	—	100.0	—	—

Name and legal form at 31 December 2004	Country	Registered office	% voting rights			% share capital		
			2004	2003	2002	2004	2003	2002
1.1.2 Proportionally consolidated companies								
Cara Partners[1]	Ireland	Cork	50.0	—	—	50.0	—	—
Dynport L.L.C.[2]	USA	Virginia	—	49.0	49.0	—	49.0	49.0
Garnay Inc.	USA	South Carolina	50.0	50.0	50.0	50.0	50.0	50.0
Linnea S.A.	Switzerland	Riazzino	50.0	50.0	50.0	50.0	50.0	50.0
Perechin Unlimited Company	Ireland	Cork	50.0	50.0	50.0	50.0	50.0	50.0
Portpirie Unlimited Company	Ireland	Cork	50.0	50.0	50.0	50.0	50.0	50.0
Saint-Jean d'Illac S.C.A.	France	Paris	50.0	50.0	50.0	50.0	50.0	50.0
Wallingstown Company	Ireland	Cork	50.0	50.0	50.0	50.0	50.0	50.0
Wallingstown Company Ltd.	Ireland	Cork	50.0	50.0	50.0	50.0	50.0	50.0

(1) Companies acquired in 2004.

(2) Companies sold in 2004.

1.2 Assumptions used to prepare the pro forma financial statements

In June 2005, the Ipsen Group restructured its operations, as Mayroy S.A. transferred to Ipsen S.A. all of its operational assets and affiliates. Mayroy S.A. is the majority shareholder of Ipsen S.A. and a company organised under the laws of Luxembourg.

On 1 June 2005, as part of this restructuring, Mayroy S.A transferred an intangible asset to Ipsen Farmaceutica B.V. representing future royalty income due under a licence agreement.

Mayroy S.A. then transferred the following assets on 30 June 2005:

- 100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands.
- 46.49% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which S.C.R.A.S., a wholly-owned subsidiary of the Company, previously held 53.41% of the share capital and voting rights.
- 49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which S.C.R.A.S. previously held 50.29% of the share capital and voting rights.
- The Ipsen brands and trademarks.

These assets and holdings were transferred to the Company using the procedure described in article L.225-147 of the *Code de Commerce.*

Simultaneously with the contribution in kind, Mayroy S.A. subscribed to a new share issue for cash made by the Company in the amount of €66,000,008.10 in order to transfer the Group's entire cash balance, less Mayroy's forecast requirements to the Company.

Following this restructuring, the Company holds all of the Group's operating assets and equity interests, while Mayroy S.A. holds 100% of the Company's share capital and voting rights.

As a result, the Ipsen S.A. Group's historical financial statements are not directly comparable with the financial statements at 30 June 2005 after the restructuring operations. For comparative purposes, therefore, pro forma financial statements have been drawn up for 2002, 2003 and 2004, based on Ipsen S.A.'s historical financial statements, to present the Group's activity and results as if the restructuring had taken place prior to 1 January 2002.

The pro forma figures do not necessarily reflect the Ipsen Group's future results or the financial position that would have been achieved had the restructuring operations actually taken place prior to 1 January 2002.

The pro forma financial statements are based on the following assumptions:

1.2.1 Contributions in kind

- Mayroy S.A.'s equity interests have been transferred to Ipsen S.A. at their net book value. The transfer led to the Group consolidating subsidiaries owned by Biomeasure Inc., Ipsen Ltd. and Ipsen Farmaceutica BV.

- The Ipsen brands and trademarks have also been transferred at their net book value.

1.2.2 Other assumptions

- The intangible asset representing future royalty income transferred to Ipsen Farmaceutica B.V. has been accounted for on the basis of its historical value in Mayroy S.A.'s financial statements, i.e. a net book value of zero.

- The royalty income received in 2002, 2003 and 2004 in respect of the intangible asset has been accounted for on the basis of the amounts actually received by Mayroy S.A. in those years.

- The €66 million share issue for cash made by Ipsen S.A. was made before 1 January 2002, together with a corresponding increase in cash for the three years under review.

- This cash generated financial income in 2002, 2003 and 2004, calculated on the basis of one-year EONIA.

- Mayroy S.A. provided financing for its subsidiaries. The pro forma financial statements assume that the loans were granted by Ipsen S.A. and have therefore been eliminated in consolidation. The corresponding amount has been deducted from cash.

- Under financing agreements entered into by the Group (Ipsen S.A. syndicated loan in 2002 and part of 2003 and 5-year bilateral credit facility from 17 December 2003), Mayroy S.A. provided a guarantee for its borrower subsidiaries and charged them a guarantee fee. Following the restructuring, Ipsen S.A. is responsible for financing its subsidiaries beginning 30 June 2005. Accordingly, in the pro forma financial statements, it is assumed that the fees were received by Ipsen S.A. and they have therefore been eliminated in consolidation.

- As part of the restructuring operations, some Mayroy S.A. employees have been transferred to Ipsen S.A. The corresponding personnel costs have been included on the basis of the amounts actually paid by Mayroy S.A. in the years under review.

- The tax effects have been calculated as if the transactions took place on the pro forma dates.

1.2.3 Assumptions on change of consolidation method

The companies owned jointly and equally with the Schwabe Group (Garnay Inc, Saint-Jean d'Illac S.C.A, Wallingstown Ltd. and Linnea S.A.) were fully consolidated in 2002 and proportionally consolidated as of 1 January 2003. In the pro forma financial statements, these companies have been proportionally consolidated as of 1 January 2002.

1.3 Reconciliation of published and pro forma financial statements

1.3.1 Consolidated balance sheets before allocation of net profit for the period

1.3.1.1 Year ended 31 December 2004

	December 2004 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2004 pro forma
		(in thousands of euros)		
ASSETS				
Goodwill	129,908	51,374		181,282
Intangible assets	26,262	9,624	183[A]	36,069
Property, plant and equipment				
Cost	365,649	49,599		415,248
Depreciation, amortisation and provisions	(212,863)	(24,573)		(237,436)
Net	152,786	25,026		177,812
Long-term investments				
Investments in & advances to non-consolidated subsidiaries	5,398	(2,345)		3,053
Other long-term investments	1,507			1,507
	6,905	(2,345)		4,560
Total fixed assets	315,861	83,679	183	399,723
Deferred taxes	6,840	464		7,304
Inventories	65,087	6,377		71,464
Trade receivables and related accounts	160,234	(97)		160,137
Other current assets	46,381	(16,309)	4,956[B]	35,028
Short-term investments and deposits	6,587		66,000[C]	72,587
Cash	12,712	22,527	(13,505)[D]	21,734
Total current assets	297,841	12,962	57,451	368,254
TOTAL ASSETS	613,702	96,641	57,634	767,977
LIABILITIES				
Shareholders' equity				
Share capital	446,863	58,528	66,000	571,391
Additional paid-in capital and reserves	(347,038)	7,461	(23,736)	(363,313)
Net profit for the period	77,185	15,423	16,103	108,711
Cumulative translation reserve	(5,099)	(2,162)	(5)	(7,266)
Total shareholders' equity	171,911	79,250	58,362[G]	309,523
Minority interests	22,945	(21,773)		1,172
Provisions and long-term liabilities				
Provisions for retirement and similar benefits	3,670	49		3,719
Provisions for risks and charges	23,809	718		24,527
Bank borrowings	171,013	43,997		215,010
Other long-term debt	23,093	(10,638)		12,455
	221,585	34,126		255,711
Deferred taxes	556	285		841
Current liabilities				
Short-term debt	3,864	7,299	(100)[E]	11,063
Trade payables and related accounts	99,944	161	(773)[E]	99,332
Other current liabilities	91,340	(2,708)	145[F]	88,777
Bank overdrafts	1,557	1		1,558
	196,705	4,753	(728)	200,730
TOTAL LIABILITIES	613,702	96,641	57,634	767,977

The notes hereto form an integral part of the financial statements.

Note A	Ipsen brands	K€ 183
Note B	Bayer royalties	K€ 4,956
Note C	Transfer of cash	K€ 66,000
Note D	Transfer of loans	K€(13,505)
Note E	Elimination of non-utilisation fees	K€ (100)
	Elimination of guarantee fees	K€ (773)
		K€ (873)
Note F	Directors' fees	K€ 60
	Executive directors'/Senior management's compensation	K€ 85
		K€ 145
Note G	Pro forma shareholders' equity is given for indicative purposes only and is not representative of reality after the reorganisation	

1.3.1.2 Year ended 31 December 2003

	December 2003 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2003 pro forma
		(in thousands of euros)		
ASSETS				
Goodwill	135,321			135,321
Intangible assets	17,023	60	183[A]	17,266
Property, plant and equipment				
Cost	341,874	30,388		372,262
Depreciation, amortisation and provisions	(199,035)	(14,950)		(213,985)
Net	142,839	15,438		158,277
Long-term investments				
Investments in & advances to non-consolidated subsidiaries	5,756	(1,430)		4,326
Other long-term investments	1,526	20		1,546
	7,282	(1,410)		5,872
Total fixed assets	302,465	14,088	183	316,736
Deferred taxes	6,398	115		6,513
Inventories	60,635	1,433		62,068
Trade receivables and related accounts	140,304	2,070		142,374
Other current assets	33,894	(2,622)	4,432[B]	35,704
Short-term investments and deposits	21,344		66,000[C]	87,344
Cash	14,266	14,396	(13,505)[D]	15,157
Total current assets	276,841	15,392	56,927	349,160
TOTAL ASSETS	579,306	29,480	57,110	665,896
LIABILITIES				
Shareholders' equity				
Share capital	446,863	58,528	66,000	571,391
Additional paid-in capital and reserves	(325,566)	(8,959)	(23,480)	(358,005)
Net profit for the period	70,249	15,778	15,410	101,437
Cumulative translation reserve	(3,032)	(1,195)		(4,227)
Total shareholders' equity	188,514	64,152	57,930[G]	310,596
Minority interests	21,835	(20,778)		1,057
Provisions and long-term liabilities				
Provisions for retirement and similar benefits	3,522			3,522
Provisions for risks and charges	27,291	918		28,209
Bank borrowings	130,505	3,174		133,679
Other long-term debt	23,512	(10,641)		12,871
	184,830	(6,549)		178,281
Deferred taxes	538	16		554
Current liabilities				
Short-term debt	3,828	(1,555)		2,273
Trade payables and related accounts	90,512	(3,875)	(832)[E]	85,805
Other current liabilities	86,473	(1,931)	12[F]	84,554
Bank overdrafts	2,776			2,776
	185,589	(7,361)	(820)	175,408
TOTAL LIABILITIES	579,306	29,480	57,110	665,896

Note A	Ipsen brands	K€ 183
Note B	Bayer royalties	K€ 4,432
Note C	Transfer of cash	K€ 66,000
Note D	Transfer of loans	K€(13,505)
Note E	Elimination of guarantee fees	K€ (832)
Note F	Executive directors' compensation	K€ 12
Note G	Pro forma shareholders' equity is given for indicative purposes only and is not representative of reality after the reorganisation	

1.3.1.3. Year ended 31 December 2002

	December 2002 published	Change of method (note 1.2.3)	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2002 pro forma
	(in thousands of euros)				
ASSETS					
Goodwill	140,734		1,043		141,777
Intangible assets	3,446	(102)	101		3,445
Property, plant and equipment					
Cost	360,704	(27,062)	27,235		360,877
Depreciation, amortisation and provisions	(204,607)	19,216	(13,583)		(198,974)
Net	156,097	(7,846)	13,652		161,903
Long-term investments					
Investments in & advances to non-consolidated subsidiaries	5,063	(177)	(1,994)		2,892
Other long-term investments	881	(2)	15		894
	5,944	(179)	(1,979)		3,786
Total fixed assets	306,221	(8,127)	12,817		310,911
Deferred taxes	8,175		(269)		7,906
Inventories	72,358	(4,617)	1,818		69,559
Trade receivables and related accounts	122,476	(2,797)	3,630		123,309
Other current assets	35,686	(236)	(879)	2,098[A]	36,669
Short-term investments and deposits	46,942	(554)		66,000[B]	112,388
Cash	16,159	(814)	10,134	(23,888)[C]	1,591
Total current assets	301,796	(9,018)	14,434	44,210	351,422
TOTAL ASSETS	608,017	(17,145)	27,251	44,210	662,333
LIABILITIES					
Shareholders' equity					
Share capital	446,863		58,528	66,000	571,391
Additional paid-in capital and reserves	(371,951)		(19,012)	(30,743)	(421,706)
Net profit for the period	47,062		16,792	9,803	73,657
Cumulative translation reserve	2,709		895		3,604
Total shareholders' equity	124,683		57,203	45,060[F]	226,946
Minority interests	31,477	(16,255)	(14,214)		1,008
Provisions and long-term liabilities					
Provisions for retirement and similar benefits	3,650	(18)			3,632
Provisions for risks and charges	15,313	(16)	110		15,407
Bank borrowings	173,486		3,174		176,660
Other long-term debt	25,253	(118)	(15,373)		9,762
	217,702	(152)	(12,089)		205,461
Deferred taxes	1,188	(560)	13		641
Current liabilities					
Short-term debt and related accounts	60,151	(20)	(923)		59,208
Trade payables	101,376	(1,183)	(1,901)	(985)[D]	97,307
Other current liabilities	69,705	1,041	(838)	135[E]	70,043
Bank overdrafts	1,735	(16)			1,719
	232,967	(178)	(3,662)	(850)	228,277
TOTAL LIABILITIES	608,017	(17,145)	27,251	44,210	662,333

Note A	Bayer royalties	K€ 2,098
Note B	Transfer of cash	K€ 66,000
Note C	Transfer of loans	K€(23,888)
Note D	Elimination of guarantee fees	K€ (985)
Note E	Executive directors' compensation	K€ 135
Note F	Pro forma shareholders' equity is given for indicative purposes only and is not representative of reality after the reorganisation	

1.3.2 Consolidated income statements

1.3.2.1 Year ended 31 December 2004

	December 2004 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2004 pro forma
		(in thousands of euros)		
Sales	742,474	27,709		770,183
Cost of goods sold	(184,563)	10,597		(173,966)
Gross profit	557,911	38,306		596,217
Selling, general and administrative expenses	(307,065)	(9,078)	(268)[A]	(316,411)
Research and development expenses	(144,347)	(3,053)		(147,400)
Other operating income and expenses	43,749	(10,155)	15,306[B]	48,900
Restructuring costs	(14,320)			(14,320)
Operating income	135,928	16,020	15,038	166,986
Financial income/(expenses)	(11,996)	(787)	1,544[C]	(11,239)
Exceptional items	12,605	(280)		12,325
Income taxes	(40,222)	(1,317)	(479)[D]	(42,018)
Net profit of consolidated subsidiaries	96,315	13,636	16,103	126,054
Share of income of companies sold	1,233			1,233
Goodwill amortisation	(16,170)	(2,141)		(18,311)
Net profit before minority interests	81,378	11,495	16,103	108,976
Minority interests	(4,193)	3,928		(265)
Net profit attributable to the Group	77,185	15,423	16,103	108,711

The notes hereto form an integral part of the consolidated financial statements.

Note A	Impact of transferring executive Directors' compensation	K€ (899)
	Impact of transferring Directors' fees	K€ (445)
	Impact of eliminating guarantee fees	K€ 1,076
		K€ (268)
Note B	Impact of transferring Bayer royalties	K€15,306
Note C	Impact of financial income generated by cash transferred	K€ 1,350
	Impact of eliminating non-utilisation fees	K€ 194
		K€ 1,544
Note D	Impact of tax on financial income generated by cash transferred	K€ (479)

1.3.2.2 Year ended 31 December 2003

	December 2003 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2003 pro forma
		(in thousands of euros)		
Sales	710,092	27,133		737,225
Cost of goods sold	(207,180)	6,637		(200,543)
Gross profit	502,912	33,770		536,682
Selling, general and administrative expenses	(286,615)	(2,383)	115[A]	(288,883)
Research and development expenses	(133,117)	(3,128)		(136,245)
Other operating income and expenses	52,387	(7,625)	14,305[B]	59,067
Operating income	135,567	20,634	14,420	170,621
Financial income/(expenses)	(17,188)	(5,076)	1,533[C]	(20,731)
Exceptional items	(2,145)	(745)		(2,890)
Income taxes	(36,860)	(1,582)	(543)[D]	(38,985)
Net profit of consolidated subsidiaries	79,374	13,231	15,410	108,015
Goodwill amortisation	(5,413)	(1,043)		(6,456)
Net profit before minority interests	73,961	12,188	15,410	101,559
Minority interests	(3,712)	3,590		(122)
Net profit attributable to the Group	70,249	15,778	15,410	101,437

Note A	Impact of transferring executive Directors' compensation	K€ (782)
	Impact of eliminating guarantee fees	K€ 897
		K€ 115
Note B	Impact of transferring Bayer royalties	K€14,305
Note C	Impact of financial income generated by cash transferred	K€ 1,533
Note D	Impact of tax on financial income generated by cash transferred	K€ (543)

1.3.2.3 Year ended 31 December 2002

	December 2002 published	Change of method (note 1.2.3)	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2002 pro forma
			(in thousands of euros)		
Sales	688,004	(10,881)	20,693		697,816
Cost of goods sold	(207,600)	8,166	12,367		(187,067)
Gross profit	480,404	(2,715)	33,060		510,749
Selling, general and administrative expenses	(268,779)	1,795	(5,549)	(50)[A]	(272,583)
Research and development expenses	(127,924)	230	(2,990)		(130,684)
Other operating income and expenses	19,390	(54)	(4,872)	8,450[B]	22,914
Operating income	103,091	(744)	19,649	8,400	130,396
Financial income/(expenses)	(12,794)	272	216	2,173[C]	(10,133)
Exceptional items	(4,092)	3	(461)		(4,550)
Income taxes	(34,058)	183	(680)	(770)[D]	(35,325)
Net profit of consolidated subsidiaries	52,147	(286)	18,724	9,803	80,388
Goodwill amortisation	(5,505)		(1,044)		(6,549)
Net profit before minority interests	46,642	(286)	17,680	9,803	73,839
Minority interests	420	286	(888)		(182)
Net profit attributable to the Group	47,062	—	16,792	9,803	73,657

Note A	Impact of transferring executive Directors' compensation	K€ (1,035)
	Impact of eliminating guarantee fees	K€ 985
		K€ (50)
Note B	Impact of transferring Bayer royalties	K€ 8,450
Note C	Impact of financial income generated by cash transferred	K€ 2,173
Note D	Impact of tax on financial income generated by cash transferred	K€ (770)

1.3.3 Pro forma consolidated statement of cash flows

1.3.3.1 Year ended 31 December 2004

	December 2004 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2004 pro forma
	(in thousands of euros)			
Operating activities				
Net profit before minority interests	81,378	11,495	16,103	108,976
Non-cash and non-operating items:				
Depreciation, amortisation and provisions	23,603	3,226		26,829
Goodwill amortisation	16,170	2,141		18,311
Net gains or losses on fixed asset sales	(12,558)	387		(12,171)
Translation differences	404	121		525
Deferred taxes	(473)	(563)		(1,036)
Other non-cash items	(24)	(108)		(132)
Cash flow before changes in working capital	108,500	16,699	16,103	141,302
(Increase)/decrease in inventories	(4,556)	4,299		(257)
(Increase)/decrease in trade receivables and related accounts	(25,060)	280		(24,780)
(Decrease)/increase in trade payables and related accounts	9,969	2,876	55[A]	12,900
Net change in income tax liabilities	(3,341)	(1,688)		(5,029)
Net change in other operating assets and liabilities	1,008	87	(390)[B]	705
Change in working capital related to operating activities	(21,980)	5,854	(335)	(16,461)
NET CASH PROVIDED BY OPERATING ACTIVITIES	86,520	22,553	15,768	124,841
Investing activities				
Acquisition of fixed assets	(53,901)	(70,991)		(124,892)
Proceeds from sale of equity investments	16,451			16,451
Proceeds from sale of intangible assets and property, plant & equipment	1,104			1,104
Impact of changes in the scope of consolidation	(726)	(3,066)		(3,792)
Dividends received				
Investment subsidies received	128	125		253
Other cash flows related to investing activities	91	(12)		79
Change in working capital related to investing activities	8,890	(440)		8,450
NET CASH USED BY INVESTING ACTIVITIES	(27,963)	(74,384)	—	(102,347)

	December 2004 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2004 pro forma
		(in thousands of euros)		
Financing activities				
Additional long-term borrowings	82,352	43,998		126,350
Repayment of long-term borrowings	(47,051)			(47,051)
Net change in short-term borrowings	(322)			(322)
Capital increases made by subsidiaries				
Capital reductions made by subsidiaries	442			442
Dividends paid by Ipsen S.A.	(91,900)			(91,900)
Dividends paid by subsidiaries to minority shareholders	(2,087)	1,968		(119)
Payments made to minority shareholders by set off against their short-term advances				
Change in working capital related to financing activities	(13,035)	13,403		368
NET CASH USED BY FINANCING ACTIVITIES	(71,601)	59,369	—	(12,232)
Reported change in cash and cash equivalents	(13,044)	7,538	15,768	10,262
Impact of pro forma restatement			(15,227)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS	(13,044)	7,538	541	(4,965)
cash and cash equivalents at the beginning of the year	32,834	14,396	52,495	99,725
Impact of exchange rate movements	(2,048)	592	(541)	(1,997)
cash and cash equivalents at the end of the year	17,742	22,526	52,495	92,763

Note A	Change in liability in respect of guarantee fees	K€ 55
Note B	Change in receivable in respect of Bayer royalties	K€ (522)
	Change in liability in respect of executive Directors' compensation	K€ 72
	Change in liability in respect of Directors' fees	K€ 60
		K€ (390)

1.3.3.2 Year ended 31 December 2003

	December 2003 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2003 pro forma
		(in thousands of euros)		
Operating activities				
Net profit before minority interests	73,961	12,188	15,410	101,559
Non cash and non operating items:				
Depreciation, amortisation and provisions	38,472	6,753		45,225
Goodwill amortisation	5,413	1,043		6,456
Net gains or losses on fixed asset sales	99	10		109
Translation differences	1,145	2,080		3,225
Deferred taxes	1,711	(380)		1,331
Other non-cash items	(10)	(101)		(111)
Cash flow before changes in working capital	120,791	21,593	15,410	157,794
(Increase)/decrease in inventories	5,686	383		6,069
(Increase)/decrease in trade receivables and related accounts	(23,541)	1,769		(21,772)
(Decrease)/increase in trade payables and related accounts	(7,120)	(1,608)	170[A]	(8,558)
Net change in income tax liabilities	7,681	1,004		8,685
Net change in other operating assets and liabilities	11,577	222	(2,472)[B]	9,327
Change in working capital related to operating activities	(5,717)	1,770	(2,302)	(6,249)
NET CASH PROVIDED BY OPERATING ACTIVITIES	115,074	23,363	13,108	151,545
Investing activities				
Acquisition of fixed assets	(50,345)	(3,986)	(183)[C]	(54,514)
Proceeds from sale of equity investments				
Proceeds from sale of intangible assets and property, plant & equipment	1,705	7		1,712
Impact of changes in the scope of consolidation	3			3
Impact of changes in accounting and consolidation methods	(1,353)	1,353		
Dividends received				
Investment subsidies received		243		243
Other cash flows related to investing activities	3,591	(4,330)		(739)
Change in working capital related to investing activities	984	968		1,952
NET CASH USED BY INVESTING ACTIVITIES	(45,415)	(5,745)	(183)	(51,343)
Financing activities				
Additional long-term borrowings	131,207			131,207
Repayment of long-term borrowings	(235,054)	3,605		(231,449)
Net change in short-term borrowings	1,058			1,058
Capital increases made by subsidiaries	5,049	(5,049)	3,811[D]	3,811
Dividends paid by Ipsen S.A.S				
Dividends paid by subsidiaries to minority shareholders				
Change in working capital related to financing activities	2,729	(2,886)		(157)

	December 2003 published	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2003 pro forma
		(in thousands of euros)		
NET CASH USED BY FINANCING ACTIVITIES	(95,011)	(4,330)	3,811	(95,530)
Reported change in cash and cash equivalents	(25,352)	13,288	16,736	4,672
Impact of pro forma restatement			(13,478)	(13,478)
CHANGE IN CASH AND CASH EQUIVALENTS	(25,352)	13,288	3,258	(8,806)
cash and cash equivalents at the beginning of the year	61,366	8,782	42,112	112,260
Impact of exchange rate movements	(3,180)	(7,674)	7,125	(3,729)
cash and cash equivalents at the end of the year	32,834	14,396	52,495	99,725

Note A	Change in liability in respect of guarantee fees	K€ 170
Note B	Change in receivable in respect of Bayer royalties	K€(2,334)
	Change in liability in respect of executive Directors' compensation	K€ (121)
	Change in liability on elimination of guarantee fees	K€ (17)
		K€(2,472)
Note C	Acquisition of Ipsen brand	K€ (183)
Note D	Ipsen Ltd. capital increase	K€ 3,628
	Ipsen S.A. capital increase	K€ 183
		K€ 3,811

1.3.3.3 Year ended 31 December 2002

	December 2002 published	Change of method (note 1.2.3)	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2002 pro forma
			(in thousands of euros)		
Operating activities					
Net profit before minority interests	46,642	(286)	17,680	9,803	73,839
Non cash and non operating items:					
Depreciation, amortisation and provisions	22,461	(1,202)	1,582		22,841
Goodwill amortisation	5,505		1,044		6,549
Net gains or losses on fixed asset sales	3,654	(3)	495		4,146
Translation differences	(123)	(10)	1,178		1,045
Deferred taxes	(1,026)	(142)	9		(1,159)
Other non-cash items	412		(67)		345
Cash flow before changes in working capital	77,525	(1,643)	21,921	9,803	107,606
(Increase)/decrease in inventories	178	747	(5,587)		(4,662)
(Increase)/decrease in trade receivables and related accounts	336	(105)	6,408		6,639
(Decrease)/increase in trade payables and related accounts	6,091	(37)	2,091	266[A]	8,411
Net change in income tax liabilities	(21,195)	420	31		(20,744)
Net change in other operating assets and liabilities	(1,757)	(106)	(984)	(1,083)[B]	(3,930)
Change in working capital related to operating activities	(16,347)	919	1,959	(817)	(14,286)

	December 2002 published	Change of method (note 1.2.3)	Transfer of shares (note 1.2.1)	Impact of restatements (note 1.2.2)	December 2002 pro forma
	(in thousands of euros)				
NET CASH PROVIDED BY OPERATING ACTIVITIES	61,178	(724)	23,880	8,986	93,320
Investing activities					
Acquisition of fixed assets	(27,721)	360	(7,538)		(34,899)
Proceeds from sale of equity investments					
Proceeds from sale of intangible assets and property, plant & equipment	1,334	(36)			1,298
Impact of changes in the scope of consolidation	(1,283)				(1,283)
Impact of changes in accounting and consolidation methods	—				
Dividends received	166				166
Investment subsidies received	23		536		559
Other cash flows related to investing activities	(415)	(9)	78		(346)
Change in working capital related to investing activities	(925)	25	(11)		(911)
NET CASH USED BY INVESTING ACTIVITIES	(28,821)	340	(6,935)		(35,416)
Financing activities					
Additional long-term borrowings	790				790
Repayment of long-term borrowings	(52,314)				(52,314)
Net change in short-term borrowings					
Capital increases made by subsidiaries	1				1
Dividends paid by Ipsen S.A.S					
Dividends paid by subsidiaries to minority shareholders	(4,100)	60	4,040		
Change in working capital related to financing activities	549	485	(695)		339
NET CASH USED BY FINANCING ACTIVITIES	(55,074)	545	3,345		(51,184)
Reported change in cash and cash equivalents	(22,717)	161	20,290	8,986	6,720
Impact of pro forma restatement				(21,121)	(21,121)
CHANGE IN CASH AND CASH EQUIVALENTS	(22,717)	161	20,290	(12,135)	(14,401)
Cash and cash equivalents at the beginning of the year	87,688	(1,597)	9,368	34,911	130,370
Impact of exchange rate movements	(3,605)	83	(19,523)	19,336	(3,709)
Cash and cash equivalents at the end of the year	61,366	(1,353)	10,135	42,112	112,260

Note A	Change in liability in respect of guarantee fees	K€ 266
Note B	Change in receivable in respect of Bayer royalties	K€(1,151)
	Change in liability in respect of executive Directors' remuneration	K€ 68
		K€(1,083)

2. Notes to the pro forma balance sheet

2.1 Goodwill

	2004	2003	2002
	(in thousands of euros)		
Gross	324,756	260,876	260,876
Amortisation	(143,474)	(125,555)	(119,099)
Net	181,282	135,321	141,777

Movements in goodwill in 2004:

	2003	Movements during the year			2004
		Increases	Decreases	Translation differences	
		(in thousands of euros)			
Gross	260,876	64,272	—	(392)	324,756
Amortisation	(125,555)	(18,311)	—	392	(143,474)
Net	135,321	45,961	—	—	181,282

The entire amount of net goodwill carried on the balance sheet at 31 December 2004 arose from the Group's legal and financial restructuring which took place on 17 December 1998 and was finalised in January 2004.

It is broken down as follows:

- K€129,908 (K€135,321 at 31 December 2003) from the acquisition of SCRAS and its subsidiaries on 17 December 1998.

The residual amortisation period is 24 years (30 years from the outset) from 2005 to 2028, with an annual amortisation charge of K€5,413.

- K€51,374 from the acquisition of Beaufour, Beaufour et Compagnie pursuant to the conditional sale agreements signed in 1998, thereby finalising the restructuring operations initiated in December 1998.

It is amortised over the residual amortisation period of the goodwill arising from the 1998 restructuring operations, that is until 2028, with an annual amortisation charge of K€2,140.

The amortisation period was determined on the basis of the Group's portfolio of products and their development prospects.

2.1.2 Amortisation and impairment of goodwill

The amortisation charge in 2004 was K€7,553, broken down as follows:

— K€5,413 (K€5,413 at 31 December 2003) relating to the Group's legal and financial restructuring in 1998;

— K€2,140 relating to the 2004 acquisition of Beaufour, Beaufour et Compagnie, which finalised the 1998 restructuring operations.

Impairment losses amounted to K€10,758 and related to the goodwill arising from the acquisition of Sterix Ltd. As this company's sole activity is conducting research projects subject to major pharmaceutical uncertainties, the goodwill was written down in full in the year of acquisition.

2.2 Intangible assets

2.2.1 Analysis by asset type

	2004			2003			2002		
	Cost	Amort./ provisions	Net	Cost	Amort./ provisions	Net	Cost	Amort./ provisions	Net
	(in thousands of euros)								
Brands and trademarks	22,522	(8,660)	13,862	20,251	(8,670)	11,581	9,604	(8,658)	946
Licences	14,101	(1,968)	12,133	1,373	(1,013)	360	1,227	(941)	286
Patents	3,571	(3,499)	72	3,347	(3,239)	108	3,017	(2,869)	148
Know-how	8,216	(985)	7,231	3,182	(985)	2,197	985	(981)	4
Software	14,784	(13,156)	1,628	12,557	(10,736)	1,821	10,166	(8,728)	1,438
Purchased goodwill	1,920	(1,918)	2	1,903	(1,901)	2	2,031	(2,029)	2
Other intangible assets	329	(108)	221	265	(45)	220	112	(8)	104
Advance payments	920	—	920	977	—	977	517	—	517
Total	66,363	(30,294)	36,069	43,855	(26,589)	17,266	27,659	(24,214)	3,445

2.2.2 Movements

	2003	Movements during the year					2004
		Translation differences	Increases	Decreases	First-time consolidation	Other movements	
				€ 000s			
Intangible assets	42,878	7	22,020	(90)	17	611	65,443
Advance payments	977	—	629	(78)	—	(608)	920
Cost	43,855	7	22,649	(168)	17	3	66,363
Amortisation and provisions	(26,589)	(3)	(3,750)	50	(2)	—	(30,294)
Net	17,266	4	18,899	(118)	15	3	36,069

The increase breaks down as follows:

— €12.7 million in payments under licence agreements for products marketed or to be marketed by the Group. The agreements concern partnerships with Auxilium (Testim®), Debiopharm (Pamoréline®) and Genentech (Nutropin®).

— €7.2 million in additional payments based on achievement of the sales volumes set out in the 2003 agreement for the acquisition of intangible assets relating to two hypertension products. In 2003, the amount paid has been €12.7 million.

2.3 Property, plant and equipment

2.3.1 Analysis by asset type

	2004	2003	2002
		€ 000s	
Land	17,935	15,245	15,691
Buildings	142,130	122,542	121,540
Plant & equipment	171,926	133,617	134,250
Other fixed assets	74,222	69,703	67,045
Fixed assets in progress	8,888	30,232	21,910
Advance payments	147	923	441
Cost	415,248	372,262	360,877
Depreciation and provisions	(237,436)	(213,985)	(198,974)
Net	177,812	158,277	161,903

	2003	Movements during the year: Translation differences	Increases	Decreases	Change in the scope of consol.	Fair value adjustments/ revaluation	Other movements	2004
Land	15,245	(265)	324	(65)	397	2,092	207	17,935
Buildings	122,542	(1,729)	11,214	(842)	5,704	—	5,241	142,130
Plant & equipment	133,617	(876)	9,798	(5,422)	8,344	—	26,465	171,926
Other fixed assets	69,703	(343)	8,411	(4,968)	223	—	1,196	74,222
Fixed assets in progress	30,232	(91)	10,903	—	—	—	(32,156)	8,888
Advance payments	923	(55)	234	—	—	—	(955)	147
Cost	372,262	(3,359)	40,884	(11,297)	14,668	2,092	(2)	415,248
Depreciation and provisions	(213,985)	1,180	(25,440)	9,962	(9,153)	—	—	(237,436)
Net	158,277	(2,179)	15,444	(1,335)	5,515	2,092	(2)	177,812

Some companies have revalued their land and buildings where permitted or obliged to do so by law. The amounts involved are not material.

Fair value adjustments made under CRC regulation 99-02 in 1999 relating to the Group's 1998 legal and financial restructuring, and in 2004 on the acquisition of Beaufour, Beaufour et Compagnie to finalise the restructuring operations, totalled K€3,286 of which K€2,092 was recognised in 2004.

The increase in property, plant & equipment was mainly due to the construction of a biotechnology development and manufacturing facility in the United States, as well as other recurring capital expenditures in various Group entities.

The impact of changes in the scope of consolidation arose mainly on the first-time consolidation of Cara Partners following the Group's acquisition of Beaufour, Beaufour et Compagnie in January 2004.

2.3.2 Breakdown by geographical area

	2004		2003		2002	
	in thousands of euros	%	in thousands of euros	%	in thousands of euros	%
France	69,753	39.2	68,571	43.3	70,698	43.7
Spain	11,282	6.4	10,453	6.6	9,800	6.1
Italy	976	0.5	1,728	1.1	1,565	1.0
Germany	293	0.2	290	0.2	299	0.2
United Kingdom	40,798	22.9	39,226	24.8	38,727	23.9
Major Western European countries	123,102	69.2	120,268	76.0	121,089	74.9
Rest of Europe	28,768	16.2	19,580	12.4	18,442	11.4
Asia	9,698	5.5	11,200	7.1	14,143	8.7
North America	15,827	8.9	6,926	4.4	7,728	4.8
Other countries	417	0.2	303	0.1	501	0.2
Rest of the world	25,942	14.6	18,429	11.6	22,372	13.7
Total	177,812	100.0	158,277	100.0	161,903	100.0

2.3.3 Breakdown by business segment

All property, plant & equipment items carried in the consolidated balance sheet are used directly or indirectly in the pharmaceuticals business. Accordingly, as is the case for sales, a segmental breakdown is not relevant. The Group's various business segments basically reflect vertical integration in its production activities rather than a range of activities aimed at different business sectors.

2.3.4 Breakdown by currency

	2004		2003		2002	
	Closing rate	in thousands of euros	Closing rate	in thousands of euros	Closing rate	in thousands of euros
Euro	—	107,564	—	96,891	—	96,462
US dollar	1.3621	15,827	1.2630	6,926	1.0487	7,728
Pound sterling	0.70505	40,798	0.7048	39,226	0.6505	38,727
Swiss franc	1.5429	2,055	1.5579	2,221	1.4524	2,611
Chinese yuan renminbi	11.273421	9,698	10.4535	11,200	8.6804	14,143
Other currencies	—	1,870	—	1,813	—	2,232
Total		177,812		158,277		161,903

2.3.5 Finance leases

Assets leased by Group companies under finance leases were not material during the years under review and accordingly have not been restated and recognised on the balance sheet.

2.4 Long-term investments

2.4.1 Breakdown by asset type

	2004			2003			2002		
	Cost	Provision	Net	Cost	Provision	Net	Cost	Provision	Net
	(in thousands of euros)								
Investments in non-consolidated companies	24,609	(21,606)	3,003	10,191	(6,932)	3,259	3,922	(2,061)	1,861
Other long-term securities	51	(1)	50	51	(1)	50	50	—	50
Advances	—	—	—	14,600	(13,583)	1,017	15,698	(14,717)	981
Investments in and advances to non-consolidated companies	24,660	(21,607)	3,053	24,842	(20,516)	4,326	19,670	(16,778)	2,892
Short-term advances	76	—	76	76	—	76	944	(865)	79
Deposits and other financial assets	1,431	—	1,431	1,470	—	1,470	815	—	815
Other financial assets	1,507	—	1,507	1,546	—	1,546	1,759	(865)	894
Total long-term investments	26,167	(21,607)	4,560	26,388	(20,516)	5,872	21,429	(17,643)	3,786

The increase in investments in non-consolidated companies at cost was partly due to capitalisation of a €13.6 million advance made by Ipsen Biopharm Ltd. to Pothold Ltd.

There was a corresponding reduction in advances to non-consolidated companies. This transaction had no impact on the consolidated financial statements as the advance had been fully provided for at 31 December 2003. The corresponding provision was transferred to investments in non-consolidated companies.

2.4.2 Investments in non-consolidated companies

Long-term investments include equity investments in companies in which the Group owns at least 15% of the share capital, but which are not consolidated. They are stated at cost except where the investment has been removed from the scope of consolidation as a result of falling below the materiality threshold or going into liquidation, in which case it is carried at the value of the Group's interest in its net assets prior to deconsolidation.

	Registered office	% voting rights held	Net book value (€) 2004	Net book value (€) 2003	Financial data (local currency) Currency	Shareholders' equity	Net profit for the period	Interest in shareholders' equity (€)
					(In thousands of currency units)			
Sofarm E.u.r.l.	Paris	100.00	8	8	EUR	8	—	8
Technopolis G.I.E.	Paris	27.00	306	306	EUR	1,227	(80)	331
Sutrepa S.a.r.l.	Paris	100.00	8	8	EUR	8	—	8
Montana Ltd.	Cork (Ireland)	100.00	—	—	EUR	—	—	—
Octagen Corporation	Pa (USA)	21.45	126	234	USD	807	(1,003)	127
Linnea Inc.	Pa (USA)	50.00	—	—	USD	157	145	58
Ipsen Pty	Victoria (Aust.)	100.00	27	26	AUD	339	101	194
Lu Yuan Ginkgo Company Ltd.	Tancheng (China)	37.50	482	737	RMB	7,311	416	243
Pizhou Zhong Da Ginkgo Co. Ltd.	Pizhou (China)	35.80	284	472	RMB	5,135	423	163
Spirogen	Isle of Wight (UK)	17.10	1,731	1,468	GBP	7,135	(235)	1,731
Specwood Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Pothold Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Petersfield Ltd	Hong-Kong (HK)	50.00	31	—	HKD	1,576	884	75
Suraypharm S.a.r.l.	Paris	100.00	—	—	EUR	—	—	—
Socapharma S.a.r.l.	Paris	100.00	—	—	EUR	—	—	—
Total			3,003	3,259				

The net book value of investments in non-consolidated companies at 31 December 2004, 2003 and 2002 breaks down as follows:

	2004 Cost	2004 Provision	2004 Net book value	2003 Cost	2003 Provision	2003 Net book value	2002 Cost	2002 Provision	2002 Net book value
Sofarm E.u.r.l.	8	—	8	8	—	8	8	—	8
Technopolis G.I.E	306	—	306	306	—	306	306	—	306
Sutrepa S.a.r.l.	8	—	8	8	—	8	8	—	8
Montana Ltd.	—	—	—	—	—	—	—	—	—
Beaufour S.r.l.	—	—	—	—	—	—	728	(661)	67
Octagen Corporation	1,634	(1,508)	126	1,634	(1,400)	234	1,634	(1,400)	234
Linnea Inc.	—	—	—	—	—	—	—	—	—
Ipsen Pty	27	—	27	26	—	26	29	—	29
Lu Yuan Ginkgo Company Ltd.	482	—	482	737	—	737	737	—	737
Pizhou Zhong Da Ginkgo Co. Ltd.	284	—	284	472	—	472	472	—	472
Spirogen	8,250	(6,519)	1,731	7,000	(5,532)	1,468	—	—	—
Specwood Ltd.	—	—	—	—	—	—	—	—	—
Pothold Ltd.	13,579	(13,579)	—	—	—	—	—	—	—
Petersfield	31	—	31	—	—	—	—	—	—
Suraypharm S.a.r.l.	—	—	—	—	—	—	—	—	—
Socapharma S.a.r.l.	—	—	—	—	—	—	—	—	—
Total	24,609	(21,606)	3,003	10,191	(6,932)	3,259	3,922	(2,061)	1,861

2.5 Deferred taxes

Movements in deferred tax assets and liabilities between 31 December 2003 and 31 December 2004

	2003	Movements during the year: Translation differences	Change in the scope of consolidation	Expenses/income in income statement	2004
		(in thousands of euros)			
Deferred tax assets	6,513	(45)	—	836	7,304
Deferred tax liabilities	(554)	(4)	(483)	200	(841)
Net asset/(liability)	5,959	(49)	(483)	1,036	6,463

Deferred tax assets in respect of tax loss carried forward are only recognised to the extent that they are certain to be used against future profits within a period of five years.

In the absence of a reliable reversal schedule, the Group has not recognised deferred tax assets in respect of losses incurred by certain subsidiaries in the current or prior years. Unrecognised tax assets amounted to €8.3 million at 31 December 2004, arising mainly in the UK and Dutch subsidiaries, where their crystallisation is considered too uncertain to justify recognition.

Most of the unrecognised deferred tax assets (€7.9 million) are available indefinitely. Of the balance which is limited in time, €0.4 million will lapse during 2005 to 2007.

2.6 Inventories

Inventories as of 31 December were as follows:

	2004	2003	2002
	(in thousands of euros)		
Raw materials and supplies	25,352	20,856	19,417
Work in progress	16,426	14,762	19,935
Finished goods	33,979	29,171	34,275
Cost	75,757	64,789	73,627
Provisions for depreciation	(4,293)	(2,721)	(4,068)
Net	71,464	62,068	69,559

Most of the increase in inventories was due to the first-time consolidation of Cara Partners as of 1 January 2004.

2.7 Trade receivables and related accounts

The net value of this line item as of 31 December was as follows:

	2004	2003	2002
	(in thousands of euros)		
Gross	161,624	143,464	124,814
Provisions for depreciation	(1,487)	(1,090)	(1,505)
Net	160,137	142,374	123,309

Most trade receivables are due in under one year.

2.8 Other current assets

Other current assets, which are due in less than a year, are as follows as of 31 December 2004, 2003 and 2002:

	2004	2003	2002
	(in thousands of euros)		
Advance payments to suppliers	2,109	1,689	1,194
Receivables relating to sale of fixed assets	30	32	15
V.A.T. recoverable	12,544	12,371	13,589
Other operating receivables	10,602	11,673	8,988
Other assets	2,002	1,416	1,086
Income taxes	2,245	4,106	6,782
Prepayments	5,496	4,417	5,015
Total	35,028	35,704	36,669

2.9 Short-term investments and deposits

As of 31 December, the Group's short term investments and deposits are as follows:

	2004	2003	2002
	(in thousands of euros)		
Short-term investments	68,493	86,764	110,649
Interest bearing deposits	4,094	580	1,739
Total	72,587	87,344	112,388

Short-term investments are composed of investments in risk-free mutual funds (mostly money market SICAVs or similar funds), which are carried at cost, together with the €66 million cash transfer described in note 1.2.2 concerning the assumptions used to prepare the pro forma financial statements.

2.10 Shareholders' equity

At 31 December 2004, 2003 and 2002, Ipsen S.A.'s share capital amounted to €571,391,000 divided into 37,468,245 shares with a par value of €15.25.

2.11 Minority interests

2.11.1 Breakdown

	2004	2003	2002
	(in thousands of euros)		
Share capital and reserves	887	879	688
Cumulative translation reserve	20	56	138
Net profit for the period	265	122	182
Total	1,172	1,057	1,008

2.11.2 Movements

	2004	2003	2002
	(in thousands of euros)		
Opening balance before allocation of results	1,057	1,008	4,480
Net profit for the period	265	122	182
Dividends paid	(119)	—	—
Cumulative translation reserve	(31)	(73)	(63)
Capital increase	—	—	1
Impact of changes in the scope of consolidation	—	—	(2,359)
Impact of changes in percentage holdings	—	—	(1,233)
Impact of changes in consolidation method	—	—	—
Other movements	—	—	—
Closing balance before allocation of results	1,172	1,057	1,008

2.12 Provisions for employee benefits

Provisions for employee benefits amounted to K€3,719 at 31 December 2004 and K€3,522 at 31 December 2003.

At 31 December 2004, provisions for employee benefits recognised in the individual financial statements of the companies concerned were principally composed of:

- K€1,601 in provisions for service awards payable by French companies;
- K€1,876 in provisions required under Italian law to cover amounts payable to employees of Italian companies upon termination of their employment contract whatever the reason (''TFR'').

The UK, Irish and Spanish pension schemes are deemed to be fully covered under local accounting standards.

2.13 Provisions for risks and charges

2.13.1 Breakdown by category

The breakdown for this item as of 31 December 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(in thousands of euros)		
Provisions for risks	6,663	11,084	11,622
Provisions for charges	17,864	17,125	3,785
Total	24,527	28,209	15,407

2.13.2 Movements

The following table shows movements in provisions for risks and charges during the period for each of the principal headings within these two categories.

		Movements during 2004					
			Reversals				
	2003	Charge	Used	Released	Translation differences	Other movements	2004
	(in thousands of euros)						
Legal risks	4,794	1,290	(310)	(2,982)	56	—	2,848
Business risks	3,929	231	—	(908)	12	—	3,264
Other risks	2,361	—	(1,081)	(729)	—	—	551
Provisions for risks	11,084	1,521	(1,391)	(4,619)	68	—	6,663
Litigation	796	520	(184)	—	—	—	1,132
Operating expenses	12,210	5,000	(7,395)	(66)	—	—	9,749
Other charges	4,119	4,794	(103)	(1,668)	(137)	(22)	6,983
Provisions for charges	17,125	10,314	(7,682)	(1,734)	(137)	(22)	17,864
Total	28,209	11,835	(9,073)	(6,353)	(69)	(22)	24,527

At the end of 2004, provisions for risks amounted to €6.7 million, broken down as follows:

- **Provisions for legal risks**

  These provisions include €2 million for the risk of tax reassessment in the Group's various subsidiaries.

- **Provisions for business risks**

  These provisions cover costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.

- **Provisions for other risks**

  These provisions include €0.5 million against unrealised losses on financial instruments held by the Group which are in addition to its interest rate hedging requirements (see note 2.14.5).

Provisions for charges amounted to €17.9 million at the end of 2004, broken down as follows:

- **Provisions for operating expenses**

  These provisions include €9.7 million for research and development commitments made by the Group to the holder of an option over an exclusive licence to the development and distribution rights for a product in the Group's research portfolio, pursuant to a partnership agreement signed in 2003.

- **Other provisions for charges**

  These provisions are principally composed of:

  — €4.5 million for restructuring costs related to the discontinuation of Hyate:C® and the Spanish redundancy plan (see note 1.4.3);

  — €1.5 million for additional taxes which the Group may have to pay.

2.13.3 Impact on results

In 2004, the charges with respect to provisions net of releases were €5,482,000. The following table shows the impact on various income statement line items.

	Charge	Releases	Net impact
	(in thousands of euros)		
Operating income	11,835	(5,624)	6,211
Financial income/(expenses)	—	(729)	(729)
Net profit	11,835	(6,353)	5,482

2.14 Borrowings and other long-term debt

2.14.1 Breakdown by category

	2004	2003	2002
Structured loans	—	—	176,660
Bank borrowings	215,010	133,679	—
Other long-term debts	12,455	12,871	9,762
Long-term portion	227,465	146,550	186,422
Structured loans	—	—	57,930
Bank borrowings	10,372	957	—
Other short-term debts	691	1,316	1,278
Short-term portion	11,063	2,273	59,208
Total	238,528	148,823	245,630

In November 2003, the Group secured four separate five-year credit lines initially totalling €315 million. On 17 December 2003, the Group repaid the balance of the senior debt contracted in 1998, which amounted to €231.4 million, through a mix of cash and a €100 million drawdown on the new credit lines. On the same day, it drew a further £21.5 million (€30.5 million) on the credit lines to repay short-term currency borrowings taken out in 2003. The balance of the credit lines is available to finance the Group's future operations. They are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. The total amounts drawn down must at all times remain below the following maximum limits, which decrease over time:

17/12/2004	€275.6 million
17/12/2005	€236.2 million
17/12/2006	€196.9 million
17/12/2007	€157.5 million
17/12/2008	—

Mayroy S.A. is required to guarantee drawdowns made by its subsidiaries and it charges a guarantee fee for the service. Following the restructuring operations and in line with the assumptions described in note 1.2.2., Ipsen S.A. will assume responsibility for financing its subsidiaries with effect from 30 June 2005. Accordingly, the guarantee commissions have been eliminated in the pro forma financial statements as if they had been received by Ipsen S.A.

2.14.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 2.14.1.

2.14.3 Breakdown by currency

	2004			2003			2002		
	Closing rate	Amount	%	Closing rate	Amount	%	Closing rate	Amount	%
Euro	—	219,835	92.16	—	117,300	78.82	—	245,630	100.00
Pound sterling	0.7051	18,043	7.57	0.7048	30,566	20.54	0.6505	—	—
Chinese yuan renminbi	11.2734	—	—	10.4535	957	0.64	8.6804	—	—
Swiss franc	1.5429	650	0.27	—	—	—	—	—	—
Total long-term debt		238,528	100.00		148,823	100.00		245,630	100.00

2.14.4 Collateralised debt

At 31 December 2004, 2003 and 2002, the Group had not granted any interest in collateral against its borrowings.

2.14.5 Interest rate hedging

On 17 December 2003, Ipsen paid down the remaining €231.4 million of its syndicated loan through a mix of cash and a €100.0 million drawdown on its new bilateral credit lines.

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place following the refinancing, and no new hedges were put in place in 2004. The following table shows movements in the swaps over future periods.

Year	Hedges			Surplus swaps	
	Simple	Semi-fixed	Sub-total	Simple	Total
2005	30,490	15,245	45,735	30,490	76,225
2006	—	15,245	15,245	—	15,245

The average fixed interest rate obtained through the simple swaps is 3.97% for 2005. The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 31 December 2004 was €(1.46) million, which represents the amount the Group would have to pay on the reporting date to close out the swaps, taking into account unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

Following the refinancing in late 2003, the amount of swaps at 31 December 2003 was €52.5 million more than the amount of the euro-denominated credit lines. This surplus does not qualify as an interest rate hedge. At the end of December 2004, the surplus amounted to €30.5 million. The Group took a €0.5 million provision at the end of 2004 to cover unrealised losses on the surplus swaps. In 2003, a provision of €1.6 million was recorded.

2.15 Other current liabilities

Other current liabilities that are due in less than a year are as follows as of 31 December:

	2004	2003	2002
	(in thousands of euros)		
Income taxes	8,749	15,935	10,241
VAT payable	2,318	1,636	722
Other taxes	9,914	8,127	5,534
Employee-related liabilities	40,303	37,106	33,617
Amounts due to fixed asset suppliers	18,592	10,173	7,856
Other liabilities	8,537	11,566	12,071
Deferred income	364	11	2
Total	88,777	84,554	70,043

3. Notes to the *pro forma* income statement

3.1 Analysis of sales

3.1.1 Geographical analysis

	2004		2003		2002	
	€000s	%	€000s	%	€000s	%
France	346,655	45.0	325,837	44.2	298,941	42.8
Spain	69,558	9.0	65,472	8.9	59,659	8.6
Italy	62,057	8.1	58,778	8.0	57,190	8.2
Germany	33,221	4.3	30,494	4.1	27,502	4.0
United Kingdom	25,330	3.3	20,231	2.7	18,403	2.6
Major western European countries	536,821	69.7	500,812	67.9	461,695	66.2
Rest of Europe	136,066	17.7	120,995	16.4	109,736	15.7
Asia	45,856	6.0	48,946	6.7	49,962	7.2
North America	265	0.0	28,821	3.9	35,584	5.1
Other countries	51,175	6.6	37,651	5.1	40,839	5.8
Rest of the world	97,296	12.6	115,418	15.7	126,385	18.1
Total	770,183	100.0	737,225	100.0	697,816	100.0

3.1.2 Major customers

The Group does not present a breakdown of sales and trade receivables by customer. In Europe, as in most countries where the Group operates through its subsidiaries, pharmaceutical products are distributed to pharmacies via wholesale distributors and the pharmacies then supply the patients usually as prescribed by doctors. An analysis of sales and trade receivables by customer will simply show the relative importance of the wholesale distributors operating in the market rather than a true breakdown of the Group's end customers.

3.1.3 Segmental analysis

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare. In 2004, the sale of prescribed pharmaceutical products accounted for 96.2% of the Group's sales (92.3% in 2003).

3.2 Other operating income and expenses

	2004	2003	2002
	(in thousands of euros)		
Royalty income	33,207	30,837	19,424
Milestone payments received under licence agreements	6,811	19,541	1,403
Share in net profit	(11)	1,379	1,276
Other income	8,893	7,310	811
Total	48,900	59,067	22,914

The decrease in other operating income in 2004 was principally due to the receipt in 2003 of substantial milestone payments under partnership agreements signed in 2002 and 2003. Similar amounts received in 2004 were much lower.

3.3 Personnel costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and research and development expenses.

	2004	2003	2002
	(in thousands of euros)		
Wages and salaries	147,908	141,368	130,858
Employer social security contributions	53,759	49,271	44,836
Sub-total before profit sharing	201,667	190,639	175,694
Employee profit sharing	8,874	8,267	6,821
Total	210,541	198,906	182,515

The average rate of employer social security contributions was 36.3% of its gross payroll in 2004, 34.9% in 2003 and 34.3% in 2002. The increase in 2004 was due to a significant rise in social security rates, particularly in France.

The Group's French subsidiaries have an employee profit sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the company or in an employee share ownership plan managed by an investment company.

As part of the Group restructuring, personnel costs related to Mayroy employees have been accounted for by Ipsen in accordance with the assumptions described in note 1.2.2.

3.4 Net operating depreciation, amortisation and provisions

The following table shows a breakdown of the net charges for depreciation, amortisation and provisions deducted from operating income:

	2004	2003	2002
	(in thousands of euros)		
Property, plant and equipment	25,406	24,437	25,561
Intangible assets	3,750	2,695	1,744
Total fixed assets	29,156	27,132	27,305
Deferred charges	—	1	—
Staff-related commitments	170	(1,650)	816
Risks and charges	(1,589)	12,343	(5,508)
Total excluding impairment of current assets	27,737	37,826	22,613
Inventories	(151)	(1,174)	1,719
Trade receivables and other current assets	387	(587)	(215)
Total current assets	236	(1,761)	1,504
Total	27,972	36,065	24,117

Impairment provisions accounted for K€189 of the total charge against fixed assets in 2004 and K€294 in 2003.

The net charge in respect of property, plant and equipment is not the same as the amount shown in the increase column of the table of movements in depreciation and provisions of property, plant and equipment given in note 2.3.1. as the table above includes a K€34 write-back of operating provisions.

3.5 Restructuring costs

Restructuring costs include €10.5 million arising from the discontinuation of Hyate:C® production, €1.8 million from the sale of Dynport L.L.C., and €2.0 million from restructuring the Spanish subsidiary.

3.6 Financial income/(expenses)

	2004	2003	2002
	(in thousands of euros)		
Income from short-term investments	2,184	3,780	5,257
Cost of debt	(11,004)	(11,279)	(13,375)
Net cost of debt	(8,820)	(7,499)	(8,118)
Exchange losses and gains	(757)	(3,166)	(225)
Cash discounts granted to customers	(2,358)	(2,365)	(1,783)
Other financial expenses	696	(7,701)	(7)
Financial income and expenses	(11,239)	(20,731)	(10,133)

Income from short-term investments is affected by the restatement for financial income on cash generated by the restructuring described in note 1.2.2.

The increase in the net cost of debt reflects the utilisation of cash previously invested.

The decrease in realised and unrealised exchange losses and gains in 2004 is due to the implementation of an active exchange rate risk management policy in 2003, particularly for intra-group loans and advances.

In 2003, other financial expenses included a €5.5 million provision (€1.0 million in 2004) against the Group's holding in Spirogen, a pharmaceutical research company, to bring its carrying value in line with the Group's interest in Spirogen's underlying net assets. It also includes a €1.6 million provision

(€1.1 million reversal in 2004) to cover unrealised losses on financial instruments held by the Group which were in addition to its interest rate hedging requirements at the end of 2003.

3.7 Exceptional items

The breakdown for exceptional items is as follows:

	2004	2003	2002
	(in thousands of euros)		
Net gain or loss on the sale of fixed assets	12,171	(109)	(113)
Other exceptional items	154	(2,781)	(4,437)
Total	12,325	(2,890)	(4,550)

The net exceptional gain at 31 December 2004 was principally due to capital gains arising from the sale of Dynport L.L.C.

3.8 Income taxes

	Notes	2004	2003	2002
		(in thousands of euros)		
Current taxes		(47,254)	(39,335)	(37,698)
Tax credits		4,200	1,681	1,214
Deferred taxes	2.5	1,036	(1,331)	1,159
Effective tax expenses		(42,018)	(38,985)	(35,325)

The following table shows a reconciliation between the effective tax expenses and the theoretical expenses based on net profit for the year before taxation and goodwill amortisation taxed at the standard French rate of 35.43% in 2004, 2003 and 2002.

	2004	2003	2002
	(in thousands of euros)		
Net profit before taxation and goodwill amortisation	169,305	147,000	115,713
Theoretical tax expenses	(59,990)	(52,087)	(41,001)
(Increase)/decrease in the tax expenses arising from:			
Permanent differences	10,760	11,651	4,711
Tax credits	4,200	1,681	1,214
Non-recognition of tax effect of certain losses arising during the year	(357)	(1,350)	(2,694)
Utilisation of tax losses not recognised as deferred tax assets	3,350	1,120	2,445
Effective tax charge	(42,018)	(38,985)	(35,325)

Deferred tax assets have not been recognised in respect of certain losses arising during the year (see note 2.5). In 2004, this mainly related to the United Kingdom.

Note 2.5 above provides additional information on the Group's tax losses carried forward at the end of 2004 of in various countries, the potential tax benefits that would arise in the future if the Group were to generate sufficient taxable profits in those countries to set off the losses, and the arguments justifying the decision not to recognise the losses as deferred tax assets in the consolidated balance sheet.

Exceptional items had no impact on the effective tax expenses in 2004 (€0.7 million in 2003). The net exceptional gain came principally from capital gains from the sale of Dynport L.L.C., which were set off against tax losses carried forward, which were held by the US subsidiaries and were not recognised as deferred tax assets at 31 December 2003.

3.9 Share of income of companies sold

This line item shows the net profit generated by Dynport L.L.C., which was sold at the beginning of June 2004, from 1 January to 31 May 2004.

The following table shows the main income statement items that would have been affected Dynport L.L.C.'s net profit not been presented as a separate line item.

	31 May 2004	31 December 2003
	(in thousands of euros)	
Sales	8,499	28,552
Cost of goods sold	(5,720)	(22,364)
Gross profit	2,779	6,188
Selling, general and administrative expenses	(1,576)	(3,887)
Research and Development expenses	—	—
Other operating income and expenses	—	—
Operating income	1,203	2,301
Financial income/(expenses)	30	(372)
Exceptional items	—	11
Income taxes	—	—
Net profit	1,233	1,940

4. Notes to the pro forma statement of cash flows

4.1 Depreciation, amortisation and provisions

The following table shows the amount of depreciation, amortisation and provisions added back to determine gross cash flow from operations.

	2004	2003	2002
	(in thousands of euros)		
Operating — excluding current assets	27,737	37,826	28,896
Financial	(716)	7,148	(480)
Exceptional	(192)	251	(5,575)
Total	26,829	45,225	22,841

Operating depreciation, amortisation and provision charges/reversals relating to current assets (net charge of €236,000 in 2004 and net reversal of €1,761,000 in 2003) are shown as changes in working capital and calculated on the basis of net book values.

4.2 Acquisition of fixed assets

	2004	2003	2002
	(in thousands of euros)		
Intangible assets	(22,649)	(16,243)	(2,197)
Property, plant and equipment	(40,884)	(31,271)	(29,054)
Equity investments	(61,359)	(7,000)	(3,648)
Total	(124,892)	(54,514)	(34,899)

- Acquisitions of intangible assets are described in note 2.2.1.
- Acquisitions of property, plant & equipment are described in note 2.3.1.
- Acquisitions of equity investments include:
    - Beaufour, Beaufour et Compagnie: €55.9 million

- Spirogen: €1.3 million
- Sterix: €4.2 million

4.3 Borrowings

The following table shows a breakdown of movements in the Group's borrowings.

	2004		2003		2002	
	Repayments	New borrowings	Repayments	New borrowings	Repayments	New borrowings
			(in thousands of euros)			
1998 structured loan	—	—	(231,416)	—	(52,290)	—
Other bank borrowings	(40,657)	125,693	—	131,207	—	—
Net change in short-term borrowings	(322)	—	—	1,058	—	—
Other debt	(6,394)	657	(33)	—	(24)	790
Total	(47,373)	126,350	(231,449)	132,265	(52,314)	790

The movements in borrowings reflect the refinancing operations described in note 2.14.1.

4.4 Closing cash and cash equivalents

	2004	2003	2002
		€000s	
Assets			
Short-term investments and deposits	72,587	87,344	112,388
Cash	21,734	15,157	1,591
	94,321	102,501	113,979
Liabilities			
Bank overdrafts	1,558	2,776	1,719
	1,558	2,776	1,719
Net cash and cash equivalents	92,763	99,725	112,260

5. Other information

5.1 Employees

The Group had 3,775 employees at the end of 2004, 3,775 at the end of 2003 and 3,617 at the end of 2002.

The average number of employees (calculated on the basis of the average at each calendar quarter end) was 3,810 in 2004, 3,769 in 2003 and 3,530 in 2002. This represents a year-on-year increase of 1.09% in 2004 and 6.8% in 2003.

The following table shows movements in the number of employees by function in 2004, 2003 and 2002.

Function	2004	2003	2002
Sales	1,558	1,550	1,497
Production	1,029	1,081	1,022
Research and Development	657	615	570
Administration	531	529	528
Total	3,775	3,775	3,617

The following table shows a geographical breakdown of employees at 31 December 2004, 2003 and 2002.

Geographical area	2004	2003	2002
Major Western European countries	2,625	2,603	2,471
Rest of Europe	545	498	552
Rest of the world	605	674	594
Total	3,775	3,775	3,617

5.2 Commitments to directors

At 31 December 2004, there were no commitments (other than, where applicable, those included in provisions for retirement allowances or covered by insurance plans) in respect of pensions or similar benefits for current or former members of Ipsen's board of directors.

5.3 Undertakings and contingent liabilities

5.3.1 Acquisitions

Spirogen

On 31 December 2003, the Group entered into a conditional agreement to increase its holding in Spirogen to 17.10%. The acquisition took place in February 2004. The Group also has an option to increase its holding in Spirogen to 19.99% expiring on 31 December 2006.

At 31 December 2004, the Group had no commitments to non-consolidated affiliated companies that could render the financial statements presented herein misleading.

5.3.2 Operating commitments

As part of its business, and particularly its strategic development activities which involve seeking new partnerships, the Group regularly enters into agreements that can lead to future financial commitments contingent upon the occurrence of certain events. The main agreements in existence at 31 December 2004 were:

- As part of a development programme for recombinant proteins used in hematology, the Group has undertaken to make fixed payments over a period of several years contingent upon the achievement of various development milestones. If the development programme is completed, milestone payments will total $8.2 million. Royalty payments, with minimum limits, will also be payable once the products are put on the market.
- Following the acquisition of an anticancer agent, the Group undertook to make variable payments contingent upon the achievement of clinical development and regulatory approval milestones. The maximum potential payments are €32.8 million. The Group will also pay royalties once the products are put on the market.
- Under a distribution agreement in endocrinology, the Group has undertaken to make additional milestone payments principally contingent upon product registration and/or marketing approval in the countries covered by the agreement, plus a portion based on changes in the product supply prices proposed by the partner. The maximum potential payments are $8.2 million. The Group will also pay royalties on future sales.

5.3.3 General risks

- All French companies that meet the legal requirements have elected to receive group tax relief. This system provides for various penalty provisions when entities leave the tax group, mentioned here for information purposes.
- Foreign currency cash flow hedges by the Group were not material at the year end.

- Unmatured discounted bills were not material at the year end.
- Counterparty risk:

The Group has a policy of diversifying its counterparties to avoid the risk of over-concentration. It controls the credit risk arising from financial instruments by dealing only with first-class counterparties.

- Country risk:

The Group's exposure to country risk is limited by the geographical breakdown of its sales and by its commercial policy.

5.3.4 Commitments to customers

When the Group sold its speciality chemicals business in 2001, it undertook to source certain active ingredients from the sold company for an agreed term and volumes. The undertaking was initially valid for six years and has two years to run from 31 December 2004. The commitment is expressed in terms of value added and also defines minimum volumes which decline over time. The commitment amounts to €7.6 million for 2005 and €6.9 million for 2006.

5.3.5 Commitments to personnel

The Group's main commitments to its employees are:

- French companies: retirement allowances payable under the applicable collective bargaining agreements together with service awards;
- Italian subsidiary Ipsen SpA: compensation payable to employees under Italian law upon termination of their employment contract whatever the reason (TFR);
- UK and Irish subsidiaries: contributions to defined benefit pension schemes;
- Spanish subsidiary: contributions to the differential supplementary pension scheme.

The provision recorded in the consolidated financial statements is equal to the underlying liability estimated on the basis of local accounting standards. The liability corresponds to the excess of employees' vested rights on the reporting date over the amount covered by insurance plans.

5.3.6 Other commitments

- **Capital expenditures**

The Group's capital expenditures commitments at 31 December 2004 amounted to €9.9 million, broken down as follows:

	Payment date		
Type of asset	2005	2006	Beyond
		(€ millions)	
Industrial assets	8.3	0.1	—
Research and Development assets	1.2	—	—
Other assets	0.3	—	—
Total	9.8	0.1	—

- **Rental agreements**

Total future rent payments under existing real property leases amounted to €25.6 million at 31 December 2004, payable as follows:

- Within 1 year — €5.5 million
- 1 to 5 years — €12.1 million
- Over 5 years — €8.0 million

Commitments under other rental agreements were not material at 31 December 2004.

- **Risk of acceleration of borrowings**

  The Group's exposure to this risk is described in note 2.14.1.

  At 31 December 2004, there were no other commitments and no potential liabilities (other than those covered by provisions for risks) which are likely to have a material impact on assessment of the consolidated financial statements.

5.4 Subsequent events

- On 25 January 2005, the Group signed a preliminary agreement granting its partner, Inamed, distribution rights over the Group's Botulinum Toxin Type A for aesthetic purposes. Inamed currently has exclusive rights to gain regulatory approval and market the product under the brand name Reloxin® in the United States, Canada and Japan. Once the final agreement has been signed in 2005, Inamed's distribution rights will be extended to new international markets, principally in Europe. On signature of the final agreement, Inamed will pay the Group a fixed, non-reimbursable amount, together with milestone payments based on gaining regulatory approval in the five main European countries. The preliminary agreement also requires Inamed to pay royalties on future sales.

- On 10 May 2005, Ipsen signed an agreement with subsidiaries of the F. Hoffmann-La Roche Ltd. Group (''Roche'') terminating their agreement of 13 December 2002 for the joint development of Diflomotécan® and BN 80927, two anticancer candidates in Ipsen's research portfolio. Under the agreement, Roche paid Ipsen a fixed amount and transferred the intellectual property rights it held over the products to Ipsen. Ipsen and Roche also agreed that should Ipsen subsequently grant rights over the two products to another party, it will pay Roche a fixed amount which decreases over time.

  The same day, Ipsen signed a settlement with Roche terminating the licence agreement and their dispute regarding the calculation of royalties due by Ipsen on sales of Decapeptyl in certain territories. As part of the settlement, Ipsen paid Roche a fixed sum in respect of royalties claimed by Roche on Ipsen's sales prior to 31 December 2004. In exchange, Roche agreed not to claim any further royalties for Decapeptyl sales made after that date.

- In June 2005, the Group reorganised its operations as Mayroy S.A. by transferring to the Company all of its operational assets and affiliates. Mayroy S.A. is the majority shareholder of Ipsen S.A. and a company organised under the laws of Luxembourg.

  Mayroy S.A. transferred the following assets:

  - 100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands.
  - 46.49% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which S.C.R.A.S., a wholly-owned subsidiary of the Company, previously held 53.41% of the share capital and voting rights.
  - 49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which S.C.R.A.S. previously held 50.29% of the share capital and voting rights.
  - The Ipsen brands and trademarks.

  These assets and holdings were transferred to the Company using the procedure described in article L.225-147 of the *Code de Commerce*.

  Prior to the contribution in kind, Mayroy S.A. subscribed to a new share issue for cash made by the Company in the amount of €66,000,008.10 in order to transfer the Group's entire cash balances held by Mayroy, to the Company.

  Following this reorganisation, the Company holds all the Group's operating assets and equity interests while Mayroy S.A. holds 100% of the Company's share capital and voting rights.

Report of the statutory auditors

The following is a free translation for convenience purposes only of the French language original. Accounting principles and auditing standards and their application in practice vary among different countries. The accompanying pro forma financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in other countries than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such pro forma financial statements included in this report may differ from those generally accepted and applied by auditors in other countries. Accordingly, the pro forma financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for the use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche — 75016 Paris

Share capital: €74 936 490

Auditors' assurance report on the pro forma consolidated financial information

Year ended December 31, 2004

As statutory auditors of Ipsen S.A. and in accordance with the requirements of EU Regulation 2004-809, we report on the pro forma consolidated financial information prepared in accordance with the International Financial Reporting Standards for the year ended December 31, 2004 and set out in Chapter 5.4 of the Ipsen *document de base* (registration document).

The pro forma consolidated financial information has been prepared, for illustrative purpose only, to provide the effect that, the transfer at June 30, 2005 of all assets and operational holdings previously held by Mayroy, its majority shareholder, might have had on the consolidated balance sheet at December 31, 2004 and the consolidated profit and loss account of the company for the year ended December 31, 2004, if this restructuring had been made at January 1st, 2002. Because of its nature, the pro forma consolidated financial information addresses a hypothetical situation and, therefore, does not represent the company's actual financial position or results that would have been reported if this transfer had occurred on a date before that on which it actually occurred.

It is management's responsibility to prepare the pro forma consolidated financial information in accordance with requirements of EU Regulation 2004-809 and CESR's Guidance.

It is our responsibility to provide the opinion required by annex II item 7 of EU Regulation 2004-809 that the pro forma consolidated financial information has been properly compiled.

We performed our work in accordance with professional standards applicable in France. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily in verifying the consistency of the underlying financial information used for the preparation of the pro forma financial information with the financial statements on which we reported, considering the evidence supporting the adjustments, and discussing the pro forma consolidated financial information with the directors of the company to obtain all the information and explanations we considered necessary.

In our opinion:

- The pro forma consolidated financial information has been properly compiled on the basis stated;
- That basis is consistent with accounting policies of the issuer.

Paris La Défense and Neuilly sur Seine, September 30, 2005

The statutory auditors

KPMG Audit *Department of KPMG S.A.*	Deloitte & Associés
Jean Gatinaud *Partner*	Christophe Perrau *Partner*

2004 PRO FORMA IFRS INFORMATION

The Group used the following process to prepare the IFRS pro forma financial statements at 31 December 2004:

— Preparation of pro forma French GAAP financial information based on the assumptions presented in note 8 to those financial information.

— Application of the IFRS restatements to the French GAAP pro forma financial information as described in note 1.2. to the IFRS pro forma financial information.

All the financial information referred to in this section is by nature pro forma. For simplicity, the expression 'pro forma' has not been repeated each time.

Pro forma IFRS consolidated balance sheet before allocation of net profit for the period

	Notes	31 December 2004	1 January 2004
		(In thousands of euros)	
ASSETS			
Goodwill	3.1	188,836	135,321
Other intangible assets, net	3.3	35,221	16,543
Property, plant and equipment, at cost		415,248	372,262
Depreciation amortisation and impairment losses		(237,436)	(213,985)
Property, plant and equipment, net	3.4	177,812	158,277
Equity investments	3.5	3,003	3,259
Other non-current financial assets	3.6	2,292	3,172
Non-current financial assets		5,295	6,431
Deferred tax assets	3.7	8,235	7,577
Total non-current assets		415,399	324,149
Inventories	3.8	71,464	62,068
Trade receivables	3.9	160,137	142,374
Current tax assets		2,245	4,107
Other current assets	3.10	32,783	31,597
Cash and cash equivalents	3.11	94,321	102,501
Total current assets		360,950	342,647
TOTAL ASSETS		776,349	666,796
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	3.12.1	571,391	571,391
Share premiums and consolidated reserves		(367,885)	(263,450)
Net profit for the year		117,638	
Cumulative translation reserve		(7,346)	(4,228)
Shareholders' Equity attributable to equity holders of the parent	3.12.2	313,798	303,713
Minority interests		1,188	1,071
Total Shareholders' equity		314,986	304,784
Retirement benefit obligation	3.13	7,594	6,425
Long-term provisions	3.14	10,330	17,577
Bank loans	3.15	215,010	133,679
Other financial liabilities	3.15	12,455	12,871
Deferred tax liabilities	3.7	862	573
Total non-current liabilities		246,251	171,125
Short-term provisions	3.14	4,240	951
Bank loans	3.15	10,171	957
Financial liabilities	3.15	892	1,316
Trade payables		99,332	85,805
Current tax liabilities		8,910	16,031
Other current liabilities	3.16	90,009	83,051
Bank overdrafts		1,558	2,776
Total current liabilities		215,112	190,887
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		776,349	666,796

The notes hereto form an integral part of the consolidated financial statements.

Pro forma IFRS consolidated income statement

	Notes	31 December 2004 (In thousands of euros)
Sale of goods	5.1.1	767,825
Other revenue	5.1.2	63,287
Total revenue		831,112
Cost of goods sold		(173,832)
Research & development expenses		(143,243)
Selling, general and administrative expenses		(337,182)
Other operating income and expenses		2,123
Restructuring costs	5.4	(10,840)
Impairment losses	3.1.2	(10,757)
Operating income		157,381
Investment revenue		2,184
Finance costs		(11,004)
Net finance costs		(8,820)
Other financial income and expenses		(466)
Income taxes	5.5	(42,134)
Net profit from continuing operations		105,961
Discontinued operations	5.6	11,943
Net profit for the period		117,904
attributable to equity holders of the parent		117,638
minority interests		266
Basic earnings per share (€)	5.7	3.14
Diluted earnings per share (€)	5.7	3.14

The notes hereto form an integral part of the consolidated financial statements.

Pro Forma IFRS consolidated statement of cash flows

	Notes	31 December 2004 (In thousands of euros)
Net profit for the period		117,904
Non-cash and non-operating items:		—
Depreciation, amortisation and impairment losses	6.1	27,477
Impairment of goodwill	6.2	10,757
Net gains or losses on disposal of non-current assets	6.3	(12,171)
Share of investment grant included in profit and loss		(127)
Exchange differences		525
Change in deferred taxes	3.7(C)	(920)
Cost of stock options	3.12.3.3	2,247
Cash flow from operating activities before changes in working capital		145,692
(Increase)/decrease in inventories		(257)
(Increase)/decrease in trade receivables		(24,780)
(Decrease)/increase in trade payables		12,900
Net change in income tax liability		(4,967)
Net change in other operating assets and liabilities		(3,905)
Change in working capital related to operating activities	6.4(A)	(21,009)
NET CASH PROVIDED BY OPERATING ACTIVITIES		124,683
Acquisition of non-current assets	6.5	(63,408)
Proceeds from disposal of intangible assets and property, plant & equipment		1,104
Acquisition of investments in non-consolidated companies	3.5.1(A)	(1,250)
Impact of changes in the scope of consolidation	6.6	(47,449)
Other cash flows related to investing activities	3.6(A)	76
Change in working capital related to investing activities	6.4(B)	8,450
NET CASH USED BY INVESTING ACTIVITIES		(102,477)
Additional long-term borrowings	3.15.1(A)	126,350
Repayment of long-term borrowings	3.15.1(B)	(47,051)
Net change in short-term borrowings	3.15.1(C)	(322)
Capital increases made by subsidiaries		—
Capital reductions made by subsidiaries	3.5.1(B)	442
Dividends paid by Ipsen S.A.		(91,900)
Dividends paid by subsidiaries to minority interests		(119)
Change in working capital related to financing activities	6.4(C)	655
NET CASH USED BY FINANCING ACTIVITIES		(11,945)
Reported change in cash and cash equivalents		10,261
Impact of pro forma restatements	8.2.3	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS		(4,966)
Cash and cash equivalents at the beginning of the year	6.7.1	99,725
Impact of exchange rate fluctuations		(1,996)
Cash and cash equivalents at the end of the year	6.7.2	92,763

The notes hereto form an integral part of the consolidated financial statements.

Pro Forma IFRS consolidated statement of changes in shareholders' equity year ended 31 December 2004

	Share capital	Share premiums	Consolidated reserves	Net profit for the year	Cumulative translation reserve	Revaluation reserve	Equity attributable to equity holders of the parent	Minority interests	Total equity
					(in thousands of euros)				
Balance at 1 January 2004	571,391	—	(263,450)	—	(4,228)	—	303,713	1,071	304,784
Income and expenses recognised directly in shareholders' equity	—	—	—	—	—	—	—	—	—
Net profit for the period	—	—	—	117,638	—	—	117,638	266	117,904
Allocation of prior year result	—	—	322	—	(322)	—	—	—	—
Dividends	—	—	(91,900)	—	—	—	(91,900)	(119)	(92,019)
Change in cumulative translation reserve	—	—	—	—	(2,791)	—	(2,791)	(30)	(2,821)
Share-based payments	—	—	2,247	—	—	—	2,247	—	2,247
Other changes	—	—	123	—	—	—	123	—	123
Impact of pro forma restatements	—	—	(15,227)	—	(5)	—	(15,232)	—	(15,232)
Balance at 31 December 2004	571,391	—	(367,885)	117,638	(7,346)	—	313,798	1,188	314,986

The notes hereto form an integral part of the consolidated financial statements.

Notes to the pro forma IFRS consolidated financial statements

1 Presentation of the pro forma group

1.1 Definition and business activities

A list of consolidated subsidiaries comprising the 'pro forma' Ipsen Group can be found in Note 1.1.4.

The Group's holding company is Ipsen, a *société anonyme* founded in 1998, which acquired 100% of SCRAS S.A.S. on 17 December 1998.

The Group's business is the research, development, manufacture and sale of pharmaceutical products intended for human healthcare.

1.2 Significant events

1.2.1 New partnership agreements

In March 2004, Ipsen signed a licence agreement for the marketing of Testim® 1%, a testosterone gel developed by U.S. company Auxilium Pharmaceuticals Inc. The agreement gives Ipsen marketing and distribution rights in all countries except the United States, Canada, Mexico and Japan. The financial terms include an initial fixed payment, milestone payments based on registration and marketing approval in the countries concerned, and royalty payments based on future sales volumes.

The product has obtained marketing approval in fifteen European countries. By 31 December 2004, Auxilium had transferred to Ipsen its marketing approvals for Germany, Portugal, the United Kingdom, Spain, Sweden, Norway, Denmark and Belgium. The process for other countries is currently underway. The Group began distributing Testim® in Europe in early 2005.

1.2.2 Restructuring

- ***Hyate:C®***. At the end of June 2004, the Group decided to discontinue production of Hyate:C® due to repeated difficulties in sourcing raw materials of an acceptable quality, difficulties which the Group has been unable to resolve despite its efforts. The negative impact on 2004 operating income was €8.8 million.

- ***Ipsen Pharma SA*** (Spain) decided to restructure its operations in 2004, leading to about 20 job losses, mainly in its production facilities. The total cost of the plan, announced in December 2004, will be €2.0 million, principally in redundancy payments, spread over the first quarter of 2005.

1.2.3 Governmental measures

European governments are increasingly introducing measures to reduce public health spending, which will have an impact on the Group's future results:

- In the United Kingdom, the price of drugs was cut by 7% with effect from 1 January 2005 under the Pharmaceutical Price Regulation Scheme (PPRS).

- In Spain, an additional 4.2% sales tax was introduced on 1 February 2005, following the government's cancellation of the "pacto social".

- In Italy, the 6.8% sales tax introduced at the end of June 2004, has been renewed for 2005.

- In Germany, reference prices were fixed for drugs in certain therapeutic classes. Consequently, the 16% sales tax introduced in 2004 was reduced to 6% with effect from 1 January 2005.

Falling drug prices, due both to governmental measures and to commercial pressure in some countries, depressed 2004 sales by €4.1 million.

1.3 Changes in scope of consolidation

Changes in the scope of consolidation during the year are described below.

1.3.1 Acquisitions

During the year, the Group made the following acquisitions:

- ***Beaufour, Beaufour & Cie.*** Pursuant to the conditional sale agreements signed in 1998, in January 2004 the Group acquired, through the Ipsen Farmaceutica B.V. Company, Beaufour, Beaufour & Cie. for the amount of €53.4 million plus registration duties of €2.5 million. After the allocation of the 2003 results and repayment by Beaufour, Beaufour & Cie of €1.5 million of shareholders' advances, the Group also acquired the remaining €3.3 million in outstanding shareholders' advances. Consolidation of Beaufour, Beaufour & Cie gave rise to the recognition of €53.5 million in goodwill.

  This acquisition also led the Group to consolidate the Irish company Cara Partners, which is jointly owned by Beaufour, Beaufour & Cie and the Schwabe Group, as of 1 January 2004.

- ***Sterix.*** In early 2004, the Group acquired 100% of Sterix, a UK company involved in research and development of a new generation of steroid-based pharmaceutical products for use in treating certain cancers and some metabolic and endocrinological disorders. Sterix strengthens the Group's oncology portfolio with two products currently under development, STX 64 in phase I clinical trials for breast cancer, and STX 140 in the pre-clinical phase, as well as other research projects and a portfolio of patents under development. It also gives the Group the opportunity to forge close relationships with two internationally reputed English universities. The acquisition gave rise to the recognition of €10.4 million in goodwill, which was written down in full as of 31 December 2004 (see note 3.1.2). Sterix has been consolidated since 1 January 2004.

- ***Spirogen.*** The Group has acquired shares and call options over shares exercisable until 31 December 2006, giving it access to 19.99% of Spirogen's share capital. At 31 December 2004, the Group had a 17.10% stake in Spirogen, acquired for the sum of €8.2 million. A write-down of €6.5 million was made at the end of 2004 to bring the value of this investment into line with the Group's share in Spirogen's underlying net assets. Spirogen is not consolidated and the value of the investment is accounted for under equity investments.

1.3.2 Disposals

In early June 2004, the Group sold its holding in the ***Dynport L.L.C.*** joint venture, which specialises in developing vaccines. The company was removed from the scope of consolidation at that date. As required by IFRS 5, the capital gains on disposal and Dynport's results from 1 January 2004 until the date of disposal are accounted for under discontinued operations.

1.4 Companies included in the scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

— Country of incorporation;

— Place of registered office (State of incorporation for US companies);

— At each year end, the percentage of voting rights and share capital held (these percentages differ where the Group's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 31 December 2004 and 1 January 2004

Name and legal form	Country	Registered office	31 December 2004 % voting rights	31 December 2004 % share capital	1 January 2004 % voting rights	1 January 2004 % share capital
1.1.4.1 Fully consolidated companies						
Ipsen S.A. (parent company)	France	Paris	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	100.0	100.0
Beaufour, Beaufour et Compagnie S.N.C.(1)	France	Paris	100.0	100.0	—	—
Beaufour-Ipsen Industrie S.A.S.	France	Dreux	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd.	Korea	Seoul	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd.	China	Tianjin	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	100.0	100.0	100.0	100.0
Elsegundo Ltd.	Ireland	Cork	100.0	100.0	100.0	100.0
Institut für Pharmazeutische und Klinische Forshung GmbH (Intersan)	Germany	Ettlingen	100.0	100.0	100.0	100.0
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0
Ipsen Ltd.	UK	London	100.0	100.0	100.0	100.0
Ipsen N.V.	Belgium	Ghent	100.0	100.0	100.0	100.0
Ipsen S.p.A.	Italy	Milan	100.0	100.0	100.0	100.0
Ipsen Biopharm Ltd.	UK	Wrexham	100.0	100.0	100.0	100.0
Ipsen Farmaceutica B.V.	Netherlands	Hoofddorp	100.0	100.0	100.0	100.0
Ipsen Inc.	USA	Massachusetts	100.0	100.0	100.0	100.0
Ipsen Pharma Biotech S.A.S.	France	Signes	100.0	100.0	100.0	100.0
Ipsen Pharma GmbH	Germany	Ettlingen	100.0	100.0	100.0	100.0
Ipsen Pharma S.A.	Spain	Barcelona	100.0	100.0	100.0	100.0
Ipsen Pharmaceuticals Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	100.0	100.0	100.0	100.0
Ipsen Scandinavia A/S	Denmark	Copenhagen	100.0	100.0	100.0	100.0
Ipsen Manufacturing Ireland Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0
Porton International Inc.	USA	Delaware	100.0	100.0	100.0	100.0
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S. (SCRAS)	France	Paris	100.0	100.0	100.0	100.0
Sterix Ltd(1)	UK	London	100.0	100.0	—	—
1.1.4.2 Proportionately consolidated companies						
Cara Partners(1)	Ireland	Cork	50.0	50.0	—	—
Dynport L.L.C.(2)	USA	Virginia	—	—	49.0	49.0
Garnay Inc.	USA	South Carolina	50.0	50.0	50.0	50.0
Linnea S.A.	Switzerland	Riazzino	50.0	50.0	50.0	50.0
Perechin Unlimited Company(1)	Ireland	Cork	50.0	50.0	50.0	50.0
Portpirie Unlimited Company(1)	Ireland	Cork	50.0	50.0	50.0	50.0
Saint-Jean d'Illac S.C.A.	France	Paris	50.0	50.0	50.0	50.0
Wallingstown Company(1)	Ireland	Cork	50.0	50.0	50.0	50.0
Wallingstown Company Ltd.	Ireland	Cork	50.0	50.0	50.0	50.0

(1) Acquired during the year

(2) Sold during the year

2. Transition to international financial reporting standards (IFRS)

This section describes the principles used to prepare the opening IFRS balance sheet at 1 January 2004, the main differences compared with French GAAP previously used, and their impact on the opening and closing balance sheet and on the net result for 2004.

2.1 Regulatory framework

Under European regulation 1606/2002 of 19 July 2002, the Group is required to prepare its consolidated financial statements for the year ended 31 December 2005 using the international accounting standards effective on 31 December 2005 as endorsed by the European Union. These 2005 financial statements will be the first published by the Group using these standards and will be accompanied by comparable 2004 data prepared on the same basis. International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting

Standards (IAS), and their interpretations as published by the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). For simplicity, they are collectively referred to as international financial income standards or IFRS.

In preparation for publishing comparative financial statements for 2005, the Group has prepared 2004 figures presenting the preliminary anticipated impact of IFRS on:

- the balance sheet on the date of transition, i.e. 1 January 2004, which is the date on which the impact of first-time adoption will be recognised under shareholders' equity upon publication of the 2005 consolidated financial statements; and
- the closing balance sheet at 31 December 2004 and the income statement for 2004.

The 2004 IFRS consolidated financial statements have been prepared in accordance with the provisions of IFRS 1 *First-time Adoption of International Financial Reporting Standards*, using those IFRSs effective from 1 January 2005 as they stood at 31 December 2004.

As these financial statements have been prepared simply for the purpose of providing comparative data for the 2005 consolidated financial statements, which will be prepared using IFRS as endorsed by the European Union, they do not include comparative data for 2003 nor all the notes required under IFRS that would be necessary to give a true and fair picture under those standards of the financial position and results of the companies that are part of the consolidated group in accordance with article 35 of European regulation 809 of 29 April 2004.

Accordingly, the basis for preparation for the 2004 financial data described in note 2.1 is as follows:

- all standards and interpretations that are compulsory as of 31 December 2005, as they stand on 31 December 2004;
- standards and interpretations that are compulsory after 2005 which the Group has elected to adopt prospectively;
- the expected outcome of certain technical issues and projects under discussion by the IASB and the IFRIC, which are likely to be effective when the 2005 consolidated financial statements are published; and
- those elections and exemptions that the Group will in all likelihood use in preparing its first IFRS consolidated financial statements for 2005.

The Group has elected not to adopt IAS 32 and 39 prospectively before 1 January 2005. Accordingly, in the opening IFRS balance sheet on 1 January 2004 and the IFRS financial statements for 2004, financial instruments have been recognised and accounted for in accordance with existing French GAAP.

For these reasons, it is possible that the opening balance sheet presented herein will not be the same as the opening balance sheet actually used as the basis for preparation for the 2005 consolidated financial statements.

2.2 Basis for first-time adoption of IFRS

2.2.1 General principles

The Group must apply the accounting standards effective on the reporting date of the first IFRS financial statements retrospectively to all periods under review and to the opening balance sheet.

Accordingly, the opening IFRS balance sheet on 1 January 2004 includes the following differences compared with the balance sheet on 31 December 2003 prepared under regulation CRC 99-02:

- Recognition and measurement of all assets and liabilities that meet the definition and conditions required under IFRS, including those which were not recognised under French GAAP;
- Derecognition of all assets and liabilities recognised under French GAAP which do not meet the definitions or conditions required under IFRS;

- Reclassification of certain line items of the balance sheet and income statement as required under IFRS.

The impact of these restatements has been recognised directly in opening shareholders' equity.

2.2.2 Accounting policies and elections used by the Group

IFRS 3 — Business combinations

Under the exemptions permitted by IFRS 1, business combinations that took place before 1 January 2004 have not been restated retrospectively. Accordingly, IFRS 3 has only been adopted for acquisitions that took place after 1 January 2004. In practice this means that goodwill existing as of 1 January 2004 has not been restated retrospectively.

According to IFRS 3, goodwill is no longer amortised but tested for impairment annually and whenever there is an indication that it may be impaired.

IAS 27 — 28 — 31 — Scope of consolidation

The Group has elected not to use the option available under IAS 31 to account for its interests in joint ventures using the equity method. These interests have been proportionately consolidated as under French GAAP.

IAS 38 — Intangible assets

Only those intangible assets that meet the definition and conditions set out in IAS 38 have been maintained in the balance sheet. Accordingly, all internally-generated brands, for which the Group had recognised registration costs as an intangible asset, have been derecognised through shareholders' equity. Only acquired brands are treated as intangible assets and are tested annually for impairment.

Under the French GAAP currently used by the Group, research and development costs are expensed as incurred. After analysing its development costs, the Group has not identified any material projects likely to meet the conditions for recognition as an intangible asset under IAS 38. This standard states that development expenditures may only be recognised as an intangible asset if the Group can demonstrate all of the following:

- the technical and financial feasibility of completing the development project;
- how the development expenditures will generate probable future economic benefits;
- its ability to measure reliably the expenditures attributable to the intangible assets during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the research and development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

IAS 16 — Property, plant and equipment

As permitted by IFRS 1, the Group has elected to use the cost model rather than the revaluation model for accounting for property, plant & equipment in its opening balance sheet.

The provisions of IAS 16 have been applied retrospectively to all classes of property, plant & equipment as of 1 January 2004. Three criteria were analysed for this purpose (cost of the asset, age of the asset and difference between current depreciation period and useful life), which did not reveal any divergence between IFRS and French GAAP.

On an ongoing basis, the cost method will be used to account for all property, plant and equipment items.

In accordance with IAS 16 and IAS 23, interest on loans contracted to build or acquire items property, plant & equipment items have been recognised in profit and loss, and not capitalised in the cost of the asset.

The Group has conducted a review of its depreciation schedules compared with the estimated useful lives of its assets, which revealed no discrepancies requiring restatement.

The Group has elected not to recognise a residual value for its property, plant & equipment as almost all of its assets are intended for continuing use until the end of their estimated useful lives.

IAS 17 — Leases

The Group already applies very similar criteria for recognising finance leases as those set out in IAS 17. However, a review of all lease contracts has been conducted, which revealed no discrepancies requiring restatement.

IAS 36 — Impairment of assets

The Group tested its assets for impairment as of 1 January 2004, including goodwill and other intangible assets with an indefinite useful life, as required by IAS 36 and IFRS 1. No impairment losses were deemed necessary as a similar procedure is already applied under French GAAP.

As part of its transition work, the Group has refined its method of assessing impairment and has defined Cash Generating Units (CGUs) to which its various assets belong.

IAS 2 — Inventories

As required by IAS 2, inventories have been accounted for at the lower of cost and net realisable value, as is the case under French GAAP.

IAS 21 — The Effects of Changes in Foreign Exchange Rates

The Group has elected not to use the option available under IFRS 1 to incorporate the cumulative translation reserve into consolidated reserves as of 1 January 2004. Accordingly, cumulative translation differences at 1 January 2004 have therefore been presented on a separate line item under shareholders' equity.

As required by IAS 21, transactions in foreign currencies, including sales, are translated at the rates prevailing on the transaction date.

IAS 19 — Employee benefits

As part of its transition work and in order to harmonise its accounting methods, the Group has performed an exhaustive review of its defined benefit obligations with the assistance of outside actuaries. This review did not reveal any material liability that has not already been recognised by the Group.

The Group has elected to use the option available under IFRS 1 to include actuarial gains and losses arising from pension liabilities existing as of 1 January 2004 in its retirement benefit obligations, recognised directly under shareholders' equity.

Actuarial gains and losses arising after 1 January 2004 have been recognised prospectively using the ''corridor'' method. Under this method, the amount in excess of 10% of the higher of the net obligations and the fair value of the plan's assets is over the remaining working lives of the employees participating in the plan.

As of 1 January 2004, the interest expenses (or income) connected with employee benefit plans will be presented under other financial income and expenses.

IAS 20 — Government grants

Grants received by the Group are treated as deferred income and recognized under profit and loss over the estimated useful lives of the assets financed.

IFRS 2 — Share-based payments

The Group has elected to use the option available under IFRS 2 to adopt the standard only for those stock option plans granted after 7 November 2002 and which had not vested on 1 January 2005. The liability has been measured by an outside consultant using the Black and Scholes method.

IAS 12 — Deferred taxes

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 12.

IAS 37 — Provisions, Contingent Liabilities and Contingent Assets

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 37.

2.3 Impact of transition to IFRS at 1 January 2004 and 31 December 2004

2.3.1 Impact on shareholders' equity at 1 January 2004 and 31 December 2004

	Opening shareholders' equity(1)	2004 result	Dividends	Stock options	Exchange differences	Impact of pro forma restatements	Other movements	Closing shareholders' equity(1)
	(In thousands of euros)							
French GAAP	311,653	108,976	(92,019)	—	(2,741)	(15,232)	58	310,695
Employee benefits (IAS 19 and IFRS 1)	(2,344)	710	—	—	(78)	—	206	(1,506)
Business combinations (IFRS 3)	—	7,554	—	—	—	—	—	7,554
Revenue (IAS 18)	(3,878)	3,152	—	—	(2)	—	—	(728)
Share-based payments (IFRS 2)	—	(2,247)	—	2,247	—	—	—	—
Internally-generated intangible assets (IAS 38)	(723)	(125)	—	—	—	—	—	(848)
Government grants (IAS 20)	(969)	—	—	—	—	—	(122)	(1,091)
Total pre-tax impact of IFRS	(7,914)	9,044	—	2,247	(80)	—	84	3,381
Deferred tax effect	1,045	(116)	—	—	—	—	(19)	910
Total post-tax impact of IFRS	(6,869)	8,928	—	2,247	(80)	—	65	4,291
IFRS	304,784	117,904	(92,019)	2,247	(2,821)	(15,232)	123	314,986

(1) Shareholders' equity includes both equity attributable to equity holders of the parent and minority interests. None of the other IFRS standards has an impact on the Group's financial statements for the periods presented.

2.3.2 Impact on the balance sheet at 1 January 2004

French GAAP presentation	French GAAP	IFRS presentation changes[1]	IFRS restatements[2]	IFRS	IFRS presentation
		(in thousand of euros)			
ASSETS					**ASSETS**
Goodwill	135,321	—	—	135,321	**Goodwill**
Intangible assets, net	17,266	—	(723)	16,543	**Intangible assets, net**
Property, plant and equipment, at cost	372,262	—	—	372,262	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	(213,985)	—	—	(213,985)	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	158,277	—	—	158,277	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	4,326	(1,067)	—	3,259	Equity investments
Other long-term investments	1,546	1,067	559	3,172	Other non-current financial assets
Long-term investments	5,872	—	559	6,431	**Non-current financial assets**
		6,513	1,064	7,577	**Deferred tax assets**
Total fixed assets	316,736	6,513	900	324,149	**Total non-current assets**
Deferred taxes	6,513	(6,513)	—	—	
Inventories	62,068	—	—	62,068	Inventories
Trade receivables	142,374	—	—	142,374	Trade receivables
		4,107	—	4,107	Current tax assets
Other current assets	35,704	(4,107)	—	31,597	Other current assets
Short-term investments and deposits	87,344	(87,344)	—	—	
Cash	15,157	87,344	—	102,501	Cash and cash equivalents
Current assets	349,160	(6,513)	—	342,647	**Total current assets**
TOTAL ASSETS	665,896	—	900	666,796	**TOTAL ASSETS**
SHAREHOLDERS' EQUITY AND LIABILITIES					**SHAREHOLDERS' EQUITY AND LIABILITIES**
Share capital	571,391	—	—	571,391	Share capital
Consolidated reserves and retained earnings	(256,568)	—	(6,882)	(263,450)	Consolidated reserves and retained earnings
Cumulative translation reserve	(4,227)	—	(1)	(4,228)	Exchange differences
Total shareholders' equity	310,596	—	(6,883)	303,713	**Shareholders' equity attributable to equity holders of the parent**
Minority interests	1,057		14	1,071	Minority interests
	311,653	—	(6,869)	304,784	**Total shareholders' equity**
Provision for employee benefits	3,522	—	2,903	6,425	Retirement benefit obligation
Provisions for risks and charges	28,209	(951)	(9,681)	17,577	Long-term provisions
Bank borrowings	133,679	—	—	133,679	Bank loans
Other long-term debt	12,871	—	—	12,871	Other financial liabilities
		554	19	573	Deferred tax liabilities
Provisions and long-term liabilities	178,281	(397)	(6,759)	171,125	**Total non-current liabilities**
Deferred taxes	554	(554)	—		
		951	—	951	Short-term provisions
		957	—	957	Bank loans
Short-term debt	2,273	(957)	—	1,316	Financial liabilities
Trade payables	85,805	—	—	85,805	Trade payables
		16,031	—	16,031	Current tax liabilities
Other current liabilities	84,554	(16,031)	14,528	83,051	Other current liabilities
Bank overdrafts	2,776	—	—	2,776	Bank overdrafts
	175,408	951	14,528	190,887	**Total current liabilities**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	665,896	—	900	666,796	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**

(1) The table in note 2.5.1.2 describes the principal changes of presentation under IFRS.

(2) The table in note 2.4.1.1. describes the principal restatements under IFRS.

2.3.3 Impact on the balance sheet at 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes[1]	IFRS restatements[2]	IFRS	IFRS presentation
		(in thousands of euros)			
ASSETS					**ASSETS**
Goodwill	181,282	—	7,554	188,836	**Goodwill**
Intangible assets	36,069	—	(848)	35,221	**Intangible assets**
Property, plant and equipment, at cost	415,248	—	—	415,248	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	(237,436)	—	—	(237,436)	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	177,812	—	—	177,812	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	3,053	(50)	—	3,003	Equity investments
Other long-term investments	1,507	50	735	2,292	Other non-current assets
Long-term investments	4,560	—	735	5,295	**Non-current financial assets**
		7,304	931	8,235	**Deferred tax assets**
Total fixed assets	399,723	7,304	8,372	415,399	**Total non-current assets**
Deferred taxes	7,304	(7,304)	—	—	
Inventories	71,464	—	—	71,464	Inventories
Trade receivables	160,137	—	—	160,137	Trade receivables
		2,245	—	2,245	Current tax assets
Other current assets	35,028	(2,245)	—	32,783	Other current assets
Short-term investments and deposits	72,587	(72,587)	—	—	
Cash	21,734	72,587	—	94,321	Cash and cash equivalents
Current assets	368,254	(7,304)	—	360,950	**Total current assets**
TOTAL ASSETS	767,977	—	8,372	776,349	**TOTAL ASSETS**
SHAREHOLDERS' EQUITY & LIABILITIES					**SHAREHOLDERS' EQUITY & LIABILITIES**
Share capital	571,391	—	—	571,391	Share capital
Additional paid-in capital and reserves	(363,313)	—	(4,572)	(367,885)	Share premiums and consolidated reserves
Net profit for the year	108,711	—	8,927	117,638	Net profit for the year
Cumulative translation reserve	(7,266)	—	(80)	(7,346)	Cumulative translation reserve
Total shareholders' equity	309,523	—	4,275	313,798	**Shareholders' equity attributable to equity holders of the parent**
Minority interests	1,172	—	16	1,188	Minority interests
	310,695	—	4,291	314,986	**Total Shareholders' equity**
Provision for employee benefits	3,719	—	3,875	7,594	Retirement benefit obligation
Provisions for risks and charges	24,527	(4,240)	(9,957)	10,330	Long-term provisions
Bank borrowings	215,010	—	—	215,010	Bank loans
Other long-term debt	12,455	—	—	12,455	Other financial liabilities
		841	21	862	Deferred tax liabilities
Provisions and long-term liabilities	255,711	(3,399)	(6,061)	246,251	**Total non-current liabilities**
Deferred taxes	841	(841)	—		
		4,240	—	4,240	Short-term provisions
		10,171	—	10,171	Bank loans
Short-term debt	11,063	(10,171)	—	892	Financial liabilities
Trade payables	99,332	—	—	99,332	Trade payables
		8,910	—	8,910	Current tax liabilities
Other current liabilities	88,777	(8,910)	10,142	90,009	Other current liabilities
Bank overdrafts	1,558	—	—	1,558	Bank overdrafts
	200,730	4,240	10,142	215,112	**Total current liabilities**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	767,977	—	8,372	776,349	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**

(1) The table in note 2.5.1.3 describes the principal changes in presentation under IFRS.

(2) The table in note 2.4.2.1 describes the principal restatements under IFRS.

2.3.4 Impact on the income statement for the year ended 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes[1]	IFRS restatements[2]	IFRS	IFRS presentation
	(in thousand of euros)				
Sales	770,183	(2,358)	—	767,825	Sales
		58,777	4,510	63,287	Other revenue
	770,183	56,419	4,510	831,112	**Total revenue**
Cost of goods sold	(173,966)	—	134	(173,832)	Cost of goods sold
Research and development expenses	(147,400)	6,187	(2,030)	(143,243)	Research and development expenses
Selling, general and administrative expenses	(316,411)	(18,486)	(2,285)	(337,182)	Selling, general and administrative expenses
Other operating income and expenses	48,900	(46,777)	—	2,123	Other operating income and expenses
Restructuring costs	(14,320)	1,784	1,696	(10,840)	Restructuring costs
		(10,757)	—	(10,757)	Impairment losses
Operating income	166,986	(11,630)	2,025	157,381	**Operating income**
Financial income	2,184	—	—	2,184	Investment revenue
Cost of debt	(11,004)	—	—	(11,004)	Financing costs
Net cost of debt	(8,820)	—	—	(8,820)	**Net financing costs**
Other financial income and expenses	(2,419)	2,358	(405)	(466)	Other financial income and expenses
Exceptional items	12,325	(12,195)	(130)		
Income taxes	(42,018)	—	(116)	(42,134)	Income taxes
Net profit before goodwill amortisation and minority interests	126,054	(21,467)	1,374	105,961	**Net profit from continuing operations**
Share income of companies sold	1,233	10,710	—	11,943	Discontinued operations
Goodwill amortisation	(18,311)	10,757	7,554		
Net profit before minority interests	108,976	—	8,928	117,904	**Net profit for the period**
Net profit attributable to the Group	*108,711*	—	8,927	117,638	*attributable to equity holders of the parent*
Minority interests	265	—	1	266	minority interests

(1) The table in note 2.5.2.2 describes the principal changes in presentation under IFRS.

(2) The table in note 2.4.3.1 describes the principal restatements under IFRS.

2.4 Restatements

2.4.1 Restatements to the balance sheet at 1 January 2004

2.4.1.1 Quantitative analysis

	Employee benefits Note 2.4.1.2.1	Revenue Note 2.4.1.2.2	Other Note 2.4.1.2.3	Deferred tax effect Note 2.4.1.2.4	Total restatements
	(in thousand of euros)				
ASSETS					
Goodwill	—	—	—	—	—
Intangible assets, net	—	—	(723)	—	(723)
Property, plant and equipment, at cost	—	—	—	—	—
Depreciation and impairment losses	—	—	—	—	—
Property, plant and equipment, net	—	—	—	—	—
Equity investments	—	—	—	—	—
Other non-current financial assets	559	—	—	—	559
Non-current financial assets	559	—	—	—	559
Deferred tax assets	—	—	—	1,064	1,064
Total non-current assets	559	—	(723)	1,064	900
Inventories	—	—	—	—	—
Trade receivables	—	—	—	—	—
Current tax assets	—	—	—	—	—
Other current assets	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—
Total current assets	—	—	—	—	—
TOTAL	559	—	(723)	1,064	900
SHAREHOLDERS' EQUITY AND LIABILITIES					
Share capital	—	—	—	—	—
Consolidated reserves and retained earnings	(2,353)	(3,877)	(1,692)	1,040	(6,882)
Exchange differences	—	(1)	—	—	(1)
Equity attributable to equity holders of the parent	(2,353)	(3,878)	(1,692)	1,040	(6,883)
Minority interests	9	—	—	5	14
Total shareholders' equity	(2,344)	(3,878)	(1,692)	1,045	(6,869)
Retirement benefit obligation	2,903	—	—	—	2,903
Long-term provisions	—	(9,681)	—	—	(9,681)
Bank loans	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Deferred tax liabilities	—	—	—	19	19
Total non-current liabilities	2,903	(9,681)	—	19	(6,759)
Short-term provisions	—	—	—	—	—
Bank loans	-	—	—	—	—
Financial liabilities	—	—	—	—	—
Trade payables	—	—	—	—	—
Current tax liabilities	—	—	—	—	—
Other current liabilities	—	13,559[(1)]	969	—	14,528
Bank overdrafts	—	—	—	—	—
Total current liabilities	—	13,559	969	—	14,528
TOTAL	559	—	(723)	1,064	900

(1) Recognised through — Shareholders' equity = K€3,878
— Provisions = K€9,681

2.4.1.2 Comments on balance sheet restatements at 1 January 2004

Restatements made on 1 January 2004, the date of transition to IFRS, had the effect of reducing consolidated shareholders' equity by K€6,869 including K€(14) attributable to minority interests.

2.4.1.2.1 Employee benefits

The Group has accounted for all its liabilities in respect of employee benefits in accordance with IAS 19. This resulted in an K€2,903 increase in retirement benefit obligations and the recognition of non-current financial assets in the amount of K€559 in respect of surplus pension plan assets. The net negative impact on shareholders' equity was therefore K€2,344 (before deferred taxes).

As permitted by IFRS 1, the Group has recognised all previously unrecognised actuarial gains and losses.

2.4.1.2.2 Revenue

a) Under standard IAS 18, the Group has changed its method of recognising revenue received under partnership agreements with other pharmaceutical companies. These contracts generally provide for milestone payments at inception and at various points during the contract.

Under French GAAP, milestone payments were recognised on the contractually agreed payment dates. Under IFRS, they are capitalised and amortised over the term of the partnership agreement. This had a negative impact on shareholders' equity of K€3,878 (before deferred taxes).

b) IAS 18 also requires the Group to recognise income from one of its partnership agreements on a percentage of completion basis. Under French GAAP, this income was recognised in full and a provision for charges taken in respect of the Group's contractual undertakings under the agreement. This restatement had no impact on results. The deferral of expenses and income under this standard had the effect of reducing provisions for charges by K€9,681 and increasing other current liabilities by the same amount.

2.4.1.2.3 Other restatements

a) The conditions for recognising intangible assets under IAS 38 are not the same as under French GAAP. Adoption of this standard has led to the derecognition of registration costs for internally-generated brands recognised as assets under French GAAP. This had the effect of reducing intangible assets and shareholders' equity by K€723 (before deferred taxes).

b) Government grants previously recognised under equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by K€969 and decreasing shareholders' equity by the same amount.

2.4.1.2.4 Deferred tax effect

The deferred tax effect is attributable entirely to IFRS restatements that generated a temporary difference between the tax base and book value of assets and liabilities in accordance with IAS 12.

Deferred tax restatements had the effect of increasing shareholders' equity by K€1,045, with a K€1,064 increase in assets and a K€19 increase in liabilities.

2.4.1.2.5 IFRS 2

Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of K€226. This had no effect on shareholders' equity as the expenses recognised under profit and loss was offset by a corresponding increase in equity (see note 3.12.3).

2.4.2 Restatements to the balance sheet at 31 December 2004

2.4.2.1 Quantitative analysis

	Employee benefits Note 2.4.1.2.1	Revenue Note 2.4.1.2.2	Other Note 2.4.1.2.3	Deferred tax effect Note 2.4.1.2.4	Total restatements
	(in thousand of euros)				
ASSETS					
Goodwill	—	—	7,554	—	7,554
Intangible assets, net	—	—	(848)	—	(848)
Property, plant and equipment, at cost	—	—	—	—	—
Depreciation and impairment losses	—	—	—	—	—
Property, plant and equipment, net	—	—	—	—	—
Equity investments	—	—	—	—	—
Other non-current financial assets	735	—	—	—	735
Non-current financial assets	735	—	—	—	735
Deferred tax assets	—	—	—	931	931
Total non-current assets	735	—	6,706	931	8,372
Inventories	—	—	—	—	—
Trade receivables	—	—	—	—	—
Current tax assets	—	—	—	—	—
Other current assets	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—
Total current assets	—	—	—	—	—
TOTAL	735	—	6,706	931	8,372
SHAREHOLDERS' EQUITY & LIABILITIES					
Share capital	—	—	—	—	—
Share premiums and consolidated reserves	(2,147)	(3,878)	433	1,020	(4,572)
Net profit for the year	708	3,152	5,182	(115)	8,927
Cumulative translation reserve	(78)	(2)	—	—	(80)
Shareholders' equity attributable to equity holders of the parent	(1,517)	(728)	5,615	905	4,275
Minority interests	11	—	—	5	16
Total shareholders' equity	(1,506)	(728)	5,615	910	4,291
Retirement benefit obligation	3,875	—	—	—	3,875
Long-term provisions	(1,634)	(8,323)	—	—	(9,957)
Bank loans	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Deferred tax liabilities	—	—	—	21	21
Total non-current liabilities	2,241	(8,323)	—	21	(6,061)
Short-term provisions	—	—	—	—	—
Bank loans	—	—	—	—	—
Financial liabilities	—	—	—	—	—
Trade payables	—	—	—	—	—
Current tax liabilities	—	—	—	—	—
Other current liabilities	—	9,051[1]	1,091	—	10,142
Bank overdrafts	—	—	—	—	—
Total current liabilities	—	9,051	1,091	—	10,142
TOTAL	735	—	6,706	931	8,372

(1) Recognised through: — Shareholders' equity = K€728
— Provisions = K€8,323

2.4.2.2 Comments on restatements to the balance sheet at 31 December 2004

At 31 December 2004, IFRS restatements had the effect of increasing equity by K€4,291, including K€4,275 in respect of shareholders' equity attributable to equity holders of the parent and K€16 in respect of minority interests.

2.4.2.2.1 Employee benefits

The Group accounted for all its liabilities in respect of employee benefits in accordance with IAS 19 at 1 January 2004. The liability was re-estimated at 31 December 2004 by outside actuaries. This led to a K€2,241 increase in non-current liabilities and a K€735 increase in non-current financial assets.

2.4.2.2.2 Revenue

Recognition of income received by the Group in 2004 as described in Note 2.4.1.2.2 a) had the effect of reducing shareholders' equity by K€728.

In addition, as described in Note 2.4.1.2.2.b), long-term provisions decreased by K€8,323 while other current liabilities increased by the same amount.

2.4.2.2.3 Other restatements

a) Derecognition of registration expenses on internally-generated brands had the effect of reducing intangible assets by K€848 (before deferred taxes).

b) The requirement under IFRS 3 not to amortise goodwill had the effect of increasing goodwill carried on the balance sheet by K€7,554.

c) Government grants previously recognised under shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by K€1,091 and decreasing shareholders' equity by the same amount.

d) Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of K€2,247, which had the effect of reducing consolidated reserves by the same amount.

2.4.2.2.4 Deferred tax effect

The net effect on shareholders' equity of deferred tax restatements was K€910, including K€931 in assets and K€21 in liabilities.

2.4.3 Restatements to the income statement for the year ended 31 December 2004

2.4.3.1 Quantitative analysis

IFRS presentation	Employee benefits Note 2.4.3.2.1	Other revenue Note 2.4.3.2.2	Other Note 2.4.3.2.3	Deferred tax effect Note 2.4.3.2.4	Total restatements
		(in thousand of euros)			
Sales	—	—	—	—	—
Other revenue	—	4,510	—	—	4,510
Total revenue	—	4,510	—	—	4,510
Cost of goods sold	124	—	10	—	134
Research and development expenses	(322)	(1,358)	(350)	—	(2,030)
Selling, general and administrative expenses	(383)	—	(1,902)	—	(2,285)
Other operating income and expenses	—	—	—	—	—
Restructuring costs	1,696	—	—	—	1,696
Impairment losses	—	—	—	—	—
Operating income	1,115	3,152	(2,242)(1)	—	2,025
Investment income	—	—	—	—	—
Costs of financing	—	—	—	—	—
Net costs of financing	—	—	—	—	—
Other financial income and expenses	(405)	—	—	—	(405)
Exceptional items	—	—	(130)	—	(130)
Income tax	—	—	—	(116)	(116)
Net profit from continuing operations	710	3,152	(2,372)	(116)	1,374
Discontinued operations	—	—	—	—	—
Goodwill amortisation	—	—	7,554	—	7,554
Net profit for the period	710	3,152	5,182	(116)	8,928
attributable to equity holders of the parent	709	3,152	5,182	(116)	8,927
minority interest	1	—	—	—	1

(1) Of which:
— Stock option expenses = (K€2,247)
— Restatement of internally-generated brands = (K€ 125)
— Restatement of government grants = K€ 130
(K€2,242)

2.4.3.2 Comments on restatements to the income statement at 31 December 2004

The net effect of IFRS restatements on 2004 income was K€8,928, including K€1 attributable to minority interests.

2.4.3.2.1 Employee benefits

Accounting for employee benefits in accordance with IAS 19 led to a net increase in results of K€710 (before deferred taxes), including K€115 in operating income and K€405 in financial expenses.

2.4.3.2.2 Total revenue

The recognition in 2004 of income received by the Group as described in Note 2.4.1.2.2 had the effect of increasing operating income by K€3,152, constituting a K€4,510 increase in other revenue offset by a K€1,358 increase in research and development expenses.

2.4.3.2.3 Other restatements

a) Share-based payments

Recognition of stock options under IFRS 2 had the effect of increasing expenses by K€2,247.

b) Goodwill

The requirement not to amortise goodwill had the effect of increasing net profit by K€7,554.

c) Intangible assets

Registration expenses for internally-generated brands are no longer recognised as intangible assets under IFRS. This had the effect of increasing expenses by K€125 (before deferred taxes).

d) Government grants

Government grants previously recognised under shareholders' equity under French GAAP are now treated as deferred expenses under IAS 20. This had the effect of decreasing exceptional items by K€130 and increasing operating income by the same amount.

2.4.3.2.4 Deferred tax effect

The net deferred tax effect of these restatements was K€116.

2.5 Presentation changes

2.5.1 Balance sheet reclassifications

2.5.1.1 Comments

Presentation changes affecting the 2004 opening and closing balance sheets involve the following:

- distinction between current and non-current items;
- separate identification of items previously aggregated;
- aggregation of items previously identified separately.

The distinction between current and non-current items has been made as follows:

- assets and liabilities comprising working capital used in the normal business cycle are classified as current;
- all other assets and liabilities are classified as current if they are due within one year and non-current if they are due after one year.

Changes affecting the 2004 opening and closing balance sheets are as follows:

2.5.1.1.1 Long-term investments

Loans and advances to non-consolidated companies were previously classified under investments in & advances to non-consolidated subsidiaries. Under IFRS, they are classified as other non-current financial assets.

2.5.1.1.2 Provisions

As required by IAS 1, provisions are split into a current and a non-current portion, with the portion relating to the items due in less than a year being classified as current.

2.5.1.1.3 Taxes

IAS 1 requires deferred and current tax assets and liabilities to be identified separately. Deferred taxes must be shown as non-current assets or liabilities. The Group has created these new line items in its IFRS balance sheet and reclassified the corresponding amounts.

2.5.1.1.4 Other

a) Under French GAAP, money market SICAVs were classified as short-term investments and deposits. Under IAS 7, they meet the conditions for recognition as cash and cash equivalents.

b) Under French GAAP, the short-term portion of bank loans was classified as short-term debt. Under IFRS, it is classified under a separate line item entitled bank loans.

These presentation changes at 1 January and 31 December 2004 are detailed in the tables below.

2.5.1.2 Details of balance sheet reclassifications at 1 January 2004

French GAAP presentation	Long-term investments Note 2.5.1.1.1	Provisions Note 2.5.1.1.2	Taxes Note 2.5.1.1.3	Other Note 2.5.1.1.4	Total	IFRS presentation
	(in thousands of euros)					
ASSETS						**ASSETS**
Goodwill	—	—	—	—	—	**Goodwill**
Intangible assets, net	—	—	—	—	—	**Intangible assets, net**
Property, plant and equipment, at cost	—	—	—	—	—	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	—	—	—	—	—	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	—	—	—	—	—	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	(1,067)	—	—	—	(1,067)	Equity investments
Other long-term investments	1,067	—	—	—	1,067	Other non-current financial assets
Long-term investments	—	—	—	—	—	**Non-current financial assets**
		—	6,513	—	6,513	**Deferred tax assets**
Total fixed assets	—	—	6,513	—	6,513	**Total non-current assets**
Deferred taxes	—	—	(6,513)	—	(6,513)	
Inventories	—	—	—	—	—	Inventories
Trade receivables	—	—	—	—	—	Trade receivables
		—	4,107	—	4,107	Current tax assets
Other current assets	—	—	(4,107)	—	(4,107)	Other current assets
Short-term investments and deposits	—	—	—	(87,344)	(87,344)	
Cash	—	—	—	87,344	87,344	Cash and cash equivalents
Current assets	—	—	(6,513)	—	(6,513)	**Total current assets**
TOTAL	—	—	—	—	—	**TOTAL**
SHAREHOLDERS' EQUITY AND LIABILITIES						**SHAREHOLDERS' EQUITY AND LIABILITIES**
Share capital	—	—	—	—	—	Share capital
Additional paid-in capital, consolidated reserves and retained earnings	—	—	—	—	—	Share premiums and consolidated reserves
Cumulative translation reserve	—	—	—	—	—	Exchange differences
Total shareholders' equity	—	—	—	—	—	**Equity attributable to equity holders of the parent**
Minority interests	—	—	—	—	—	Minority interests
	—	—	—	—	—	**Total shareholders' equity**
Provision for employee benefits	—	—	—	—	—	Retirement benefit obligation
Provisions for risks and charges	—	(951)	—	—	(951)	Long-term provisions
Bank borrowings	—	—	—	—	—	Bank loans
Other long-term debt	—	—	—	—	—	Other financial liabilities
		—	554	—	554	Deferred tax liabilities
Provisions and long-term liabilities	—	(951)	554	—	(397)	**Total non-current liabilities**
Deferred taxes	—	—	(554)	—	(554)	
		951	—	—	951	Short-term provisions
		—	—	957	957	Bank loans
Short-term debt	—	—	—	(957)	(957)	Financial liabilities
Trade payables	—	—	—	—	—	Trade payables
		—	16,031	—	16,031	Current tax liabilities
Other current liabilities	—	—	(16,031)	—	(16,031)	Other current liabilities
Bank overdrafts	—	—	—	—	—	Bank overdrafts
	—	951	—	—	951	**Total current liabilities**
TOTAL	—	—	—	—	—	**TOTAL**

2.5.1.3 Details of balance sheet reclassifications at 31 December 2004

French GAAP presentation	Long-term investments Note 2.5.1.1.1	Provisions Note 2.5.1.1.2	Taxes Note 2.5.1.1.3	Other Note 2.5.1.1.4	Total	IFRS presentation
			(in thousands of euros)			
ASSETS						**ASSETS**
Goodwill	—	—	—	—	—	**Goodwill**
Intangible assets, net	—	—	—	—	—	**Intangible assets, net**
Property, plant and equipment, at cost	—	—	—	—	—	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	—	—	—	—	—	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	—	—	—	—	—	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	(50)	—	—	—	(50)	Equity investments
Other long-term investments	50	—	—	—	50	Other non-current assets
Long-term investments	—	—	—	—	—	**Non-current financial assets**
		—	7,304	—	7,304	Deferred tax assets
Total fixed assets	—	—	7,304	—	7,304	**Total non-current assets**
Deferred taxes	—	—	(7,304)	—	(7,304)	
Inventories	—	—	—	—	—	Inventories
Trade receivables	—	—	—	—	—	Trade receivables
		—	2,245	—	2,245	Current tax assets
Other current assets	—	—	(2,245)	—	(2,245)	Other current assets
Short-term investments and deposits	—	—	—	(72,587)	(72,587)	
Cash	—	—	—	72,587	72,587	Cash and cash equivalents
Current assets	—	—	(7,304)	—	(7,304)	**Total current assets**
TOTAL	—	—	—	—	—	TOTAL
SHAREHOLDERS' EQUITY AND LIABILITIES						**SHAREHOLDERS' EQUITY AND LIABILITIES**
Share capital	—	—	—	—	—	Share capital
Additional paid-in capital and consolidated reserves	—	—	—	—	—	Share premiums and consolidated reserves
Net profit for the year	—	—	—	—	—	Net profit for the year
Cumulative translation reserve	—	—	—	—	—	Cumulative translation reserve
Total shareholders' equity	—	—	—	—	—	Shareholders' equity attributable to equity holders of the parent
Minority interests	—	—	—	—	—	Minority interests
	—	—	—	—	—	**Total shareholders' equity**
Provision for employee benefits	—	—	—	—	—	Retirement benefit obligation
Provisions for risks and charges	—	(4,240)	—	—	(4,240)	Long terms provisions
Bank borrowings	—	—	—	—	—	Bank loans
Other long-term debt	—	—	—	—	—	Other financial liabilities
		—	841	—	841	Deferred tax liabilities
Provisions and long-term liabilities	—	(4,240)	841	—	(3,399)	**Total non-current liabilities**
Deferred taxes	—	—	(841)	—	(841)	
		4,240	—	—	4,240	Short-term provisions
		—	—	10,171	10,171	Bank loans
Short-term debt	—	—	—	(10,171)	(10,171)	Financial liabilities
Trade payables	—	—	—	—	—	Trade payables
		—	8,910	—	8,910	Current tax liabilities
Other current liabilities	—	—	(8,910)	—	(8,910)	Other current liabilities
Bank overdrafts	—	—	—	—	—	Bank overdrafts
	—	4,240	—	—	4,240	**Total current liabilities**
TOTAL	—	—	—	—	—	TOTAL

2.5.2 Income statement reclassifications

2.5.2.1 Comments

The following items have been reclassified under IFRS.

2.5.2.1.1 Exceptional items

The K€12,494 capital gains generated by the disposal of Dynport, previously classified as exceptional income, have been reclassified as discontinued operations under IFRS 5. Other items previously classified as exceptional have been reclassified as other operating income and expenses, in the net amount of K€299.

2.5.2.1.2 Revenue

a) Under French GAAP, discounts are accounted for as financial expenses. Under IAS 18 *Revenue*, they are deducted from sales.

This reclassification had the effect of reducing sales by K€2,358 and increasing other financial income and expenses by the same amount.

b) Under French GAAP, other operating income and expenses amounting to K€46,478 breaks down as follows:

— Royalties received (K€33,207)

— Milestone payments received (K€6,811)

— Research and development expenses billed back to partners (K€6,460).

These items meet the definition of revenue under IAS 18 and have been reclassified as other revenue.

c) Similarly, co-promotion income (K€12,299), previously deducted from selling expenses, has also been reclassified as other revenue.

2.5.2.1.3 Other reclassifications

a) Goodwill impairment arising as a result of impairment testing, has been reclassified as an operating line item entitled impairment losses, having previously been classified under goodwill amortisation (K€10,757).

b) Costs relating to research into products which have already obtained marketing approval were classified as research and development expenses under French GAAP. Under IFRS, they have been reclassified as selling costs (K€6,187 at 31 December 2004).

c) Restructuring costs arising from disposal of Dynport L.L.C. (K€1,784), which were previously classified as restructuring costs, have been reclassified as discontinued operations, along with all other costs relating to the disposal.

These reclassifications are detailed in the table below.

2.5.2.2 Details of reclassifications in the income statement at 31 December 2004

French GAAP Presentation	Exceptional items Note.2.5.2.1.1	Revenue Note 2.5.2.1.2	Other Note 2.5.2.1.3	Total	IFRS presentation
		(in thousands of euros)			
Sales	—	(2,358)	—	(2,358)	Sales
		58,777	—	58,777	Other revenue
		56,419		56,419	Total revenue
Cost of goods sold	—	—	—	—	Cost of goods sold
Research and development expenses	—	—	6,187	6,187	Research and development expenses
Selling, general and administrative expenses	—	(12,299)	(6,187)	(18,486)	Selling, general and administrative expenses
Other operating income and expenses	(299)	(46,478)	—	(46,777)	Other operating income and expenses
Restructuring costs	—	—	1,784	1,784	Restructuring costs
		—	(10,757)	(10,757)	Impairment losses
Operating income	(299)	(2,358)	(8,973)	(11,630)	**Operating income**
Financial income	—	—	—	—	Investment revenue
Cost of debt	—	—	—	—	Financing costs
Net cost of debt	—	—	—	—	**Net financing costs**
Other financial income and expenses	—	2,358	—	2,358	Other financial income and expenses
Exceptional items	(12,195)	—	—	(12,195)	
Income tax	—	—	—	—	Income tax
Net profit before goodwill amortisation and minority interests	(12,494)	—	(8,973)	(21,467)	**Net profit from continuing operations**
Share income of companies sold	12,494	—	(1,784)	10,710	Discontinued operations
Goodwill amortisation	—	—	10,757	10,757	
Net profit before minority interests	—	—	—	—	**Net profit for the period**

2. Significant accounting policies

2.1 Basis for preparation of financial statements

The assumptions used to prepare these pro forma consolidated financial statements are described in note 8 entitled ''Pro forma consolidated financial statements under French GAAP''.

This note also presents the impact of the pro forma assumptions on the French GAAP financial statements that served as a basis for transition to IFRS.

Under European regulation 1606/2002 of 19 July 2002, the Group is required to prepare its consolidated financial statements as of 1 January 2005 using the international accounting standards set out by the International Accounting Standards Board (IASB) effective on 31 December 2005, as endorsed by the European Union.

International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). For simplicity, they are collectively referred to as international financial reporting standards or IFRS.

The financial statements for the year ended 31 December 2005 will be the first published by the Group using IFRS.

For the purpose of providing comparative data, the Group has prepared an opening IFRS balance sheet at 1 January 2004, the date on which the impact of first-time adoption will be recognised under shareholders' equity. The opening balance sheet has been prepared in accordance with the standards effective as of 31 December 2005, with the exception of IAS 32 and IAS 39 that will be applied as at 1 January 2005.

The financial statements therefore include a balance sheet drawn up under IFRS at 31 December 2004 and 1 January 2004, together with an income statement for the year ended 2004. No comparative income statement data has been provided.

The effects of adopting IFRS are described in note 1.2. above entitled ''Transition to international financial reporting standards''.

The Group's pro forma IFRS financial statements for the year ended 31 December 2004 were reviewed by the Board of Directors on 26 September 2005.

2.2 First-time adoption of IFRS

The accounting elections and exemptions used by the Group for first-time adoption of IFRS are described in note 1.2. above entitled ''Transition to international financial reporting standards''.

2.3 Prospective adoption of certain standards

Some standards, which are compulsory as of 1 January 2005, may be adopted prospectively. The Group has elected to adopt IFRS 5 for discontinued operations prospectively as of 1 January 2004.

2.4 Change in accounting methods

There were no changes in accounting methods during the period.

2.5 Prior period errors

No prior period errors have been corrected in these financial statements.

2.6 Use of estimates

In order to prepare its financial statements, the Group is required to make certain estimates and assumptions with respect to the value of assets and liabilities, income and expense items, and information given in the notes to the financial statements.

Management has made these estimates and assumptions on the basis of its past experience and other factors deemed reasonable. Amounts appearing in subsequent financial statements may differ materially from these estimates should the assumptions change or if actual conditions are different.

The principal material estimates made by management concern employee benefits, goodwill, intangible assets and provisions.

2.7 Consolidation methods

Major subsidiaries over which the Group exercises exclusive control are fully consolidated. Companies controlled jointly with a limited number of outside partners are proportionately consolidated. Companies over which the Group exercises significant influence are accounted for using the equity method. Significant influence is deemed to exist where its shareholding exceeds 20%.

Investments in companies which are not consolidated even though they meet the above conditions are recognised as equity investments. The following principles are applied in deciding whether a subsidiary should be excluded from the scope of consolidation:

— companies accounted for using the equity method: the thresholds are determined by reference to the company's relative contribution to consolidated equity, results and goodwill;

— fully or proportionately consolidated companies: the thresholds are determined by reference to the company's relative contribution to consolidated revenue, operating income, equity and total assets.

Given the particularly exhaustive nature of the Group's scope of consolidation, it has not yet been deemed necessary to define materiality thresholds.

If all these companies were consolidated, it would have no material impact on the consolidated financial statements as the exclusion of a company from the scope of consolidation has to date never exceeded 1.5% of any of the consolidated aggregates referred to above.

2.8 Business combinations

Business combinations are accounted for using the purchase method. On first-time consolidation of an exclusively controlled company, identifiable assets, liabilities and contingent liabilities are valued at their fair value. Fair value adjustments are included in the assets and liabilities concerned, together with any minority interests. The difference between the purchase price and the Group's share in the fair value of the underlying net assets acquired is treated as goodwill (see also the note on impairment of assets).

2.9 Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

— Major western European countries: France, Italy, Spain, United Kingdom and Germany.

— Rest of Europe: all other countries in western and eastern Europe.

— Rest of world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

2.10 Translation of financial statements in foreign currencies

The balance sheets of subsidiaries whose functional currency is not the euro are translated at the exchange rates prevailing on the reporting date. Their income statements and statements of cash flows are translated at the average rate for the year.

Exchange differences are transferred to the cumulative translation reserve, which forms an integral part of the Group's shareholders' equity, and to minority interests for the non-Group share.

These differences arise from:

— the impact on equity of any difference between the rates used for the opening and closing balance sheets;

— the impact on results of any difference between the year's average rate and closing rate.

Goodwill and fair value adjustments arising upon acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. Accordingly, they are expressed in the entity's functional currency and translated at the rate prevailing on the reporting date.

2.11 Translation of foreign currency transactions

Receivables and payables denominated in foreign currencies are initially translated at the exchange rates prevailing on the transaction date and then revalued at the closing rates prevailing on the reporting date. Any resulting gains or losses are recognised under profit and loss. Income statement and cash flow items are translated at the rates prevailing on the transaction date.

2.12 Exchange differences with respect to intra-group transactions and cash flows

Exchange differences arising from the elimination of foreign currency transactions between fully consolidated companies are transferred to the cumulative translation reserve under shareholders' equity and to minority interests for the non-Group share, to eliminate their impact on consolidated results.

Exchange differences arising from foreign currency cash flow movements between fully consolidated companies are accounted for under a separate line item in the consolidated statement of cash flows.

2.13 Intangible assets

Intangible assets are accounted for at cost. Intangible assets with a finite useful life are amortised over a period corresponding to their estimated useful lives. Amortisation periods are determined on a case-by-case basis depending on the type of asset concerned. Intangible assets with an indefinite useful life are not amortised but tested annually for impairment (see note on impairment of assets).

As a general rule:

— brands and trademarks are not amortised;

— patents are amortised on a straight-line basis over a period that may not exceed the period of protection; and

— software is amortised on a straight-line basis over 1 to 3 years.

2.14 Property, plant and equipment

Property, plant and equipment items are accounted for at their acquisition cost or production cost as applicable. They are depreciated on a straight-line basis over their estimated useful lives as follows:

— Buildings, fixtures and fittings	10 to 50 years
— Plant & equipment	5 to 10 years
— Other	4 to 10 years

2.15 Leases

2.15.1 Finance leases

Assets acquired under finance leases are recognised on the balance sheet when the lease contract transfers substantially all the risks and rewards incidental to ownership to the Group. Criteria used to assess whether a contract should be classified as a finance lease include:

— the term of the lease compared with the estimated useful life of the asset;

— total future lease payments compared with the fair value of the asset financed;

— whether or not ownership of the asset is transferred at the end of the lease term;

— existence of a purchase option favourable to the leasee;

— the type of asset leased.

Leased assets recognised on the balance sheet are depreciated over the shorter of their estimated useful lives or the term of the lease contract.

2.15.2 Operating leases

Operating leases are lease contracts that are not classified as finance leases. Rental payments are recognised as expenses when they are incurred.

2.16 Costs of financing

Financing costs are recognised under profit and loss in the period in which they are incurred.

2.17 Impairment of assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment in accordance with the provisions of IAS 36 *Impairment of Assets*, at least once a year and whenever there is an indication that the asset may be impaired. Annual impairment testing is carried out during the final quarter of the year.

Other non-current assets are also tested for impairment when events or changed circumstances indicate that an asset may be impaired.

Impairment testing consists of comparing an asset's carrying amount with its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and its value in use. Its value in use is the present value of the future cash flows expected to be derived from continuing use of an asset or cash-generating unit and its ultimate disposal. Its fair value less sales costs is the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

When tests indicate that the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

Property, plant and equipment items are tested for impairment whenever there is an indication that an asset may be impaired. When the recoverable amount of an asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised under profit and loss and deducted in priority from the goodwill allocated to that asset or cash-generating unit.

Impairment losses on goodwill are not reversible.

2.18 Government grants

Government grants received by the Group are treated as deferred income and recognized under profit and loss over the estimated useful lives of the assets financed.

2.19 Financial assets

2.19.1 Equity investments

This item includes investments in non-consolidated companies. Equity investments are accounted for either at cost (purchase price plus transaction expenses), at their transfer value or at the Group's share in the underlying net assets on the date of deconsolidation without disposal. A provision for impairment is recognised if the fair value of an investment is lower than its carrying amount on the reporting date. Fair value is determined on the basis of several criteria, including the value of the Group's share in the company's underlying net assets, the company's earnings prospects assessed principally on a discounted cash flow basis, and the importance of the company to the Group in strategic terms or in light of synergies with other investments.

2.19.2 Loans and receivables

Loans and receivables are accounted for at their historic cost. The carrying amount includes principal outstanding plus accrued interest. The recoverable amount of loans and advances is estimated whenever there is an indication that the asset may be impaired and at least on each reporting date. If the recoverable amount is lower than the carrying amount, a provision is recognised under profit and loss.

2.20 Hedging instruments

Income and expenses arising from hedging transactions are recognised in parallel with those arising from the hedged item. Where financial instruments do not qualify as hedges, they are marked to market on the reporting date and any unrealised losses are recognised in the income statement.

2.21 Non-current assets held for sale and discontinued operations

A non-current asset, or a disposal group of assets and liabilities to be sold, is classified as held for sale if its carrying amount will be recovered principally through a sales transaction rather than through continuing use. The asset must be available for immediate sale and its sale must be highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets to be sold), and an active programme to locate a buyer and complete the plan must have been initiated.

An operation is classified as discontinued if the conditions for classifying an asset as held for sale have been met or the operation has been sold.

2.22 Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

2.23 Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. Cash equivalents are short-term, highly liquid investments (with a maturity of less than three months) and which are subject to an insignificant risk of changes in value. Mutual funds and term deposits therefore meet the definition of cash equivalents.

2.24 Stock option plans

Stock options are awarded to executive officers and some employees of the Group. As required by IFRS 2 *Share-based Payments*, these options are accounted for at their fair value on the date granted. The fair value is expensed under personnel costs on a straight-line basis over the vesting period (period from the date granted and to the expiration of the plan) with a corresponding increase in shareholders' equity.

As permitted by IFRS 2, this policy only applies to plans that were granted after 7 November 2002 and that had not yet vested at 1 January 2005.

2.25 Employee benefits

2.25.1 Post-employment benefits

Depending on the laws and practices of the countries in which the Group operates, employees may be entitled to compensation when they retire or to a pension following their retirement.

The liability corresponding to the employees' vested rights is covered by:

— contributions to independent organisations (insurance companies) responsible for paying the pensions or other benefits;

— provisions taken in the balance sheet.

For State-managed plans and other defined contribution plans, the Group recognises the contributions under profit and loss when they become payable, as its constructive obligations are limited to the agreed amount of contributions.

For defined benefit plans, the Group's obligations are estimated by external actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is accounted for separately to build up the final obligation. The final amount of obligations are then discounted. The main assumptions used to calculate the obligations are the:

— discount rate;

— inflation rate;

— future salary increases; and

— employee turnover.

The Group's obligations are estimated annually for all plans.

Actuarial gains and losses may arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred) to the Group's obligations or the plan's assets. These gains and losses are recognised in profit and loss using the 'corridor' method. Under this method, the portion that exceeds 10% of the greater of the Group's obligations and the fair value of the plan's assets is capitalised and amortised over the remaining working lives of the employees participating in the plan.

The Group's funds its post-employment obligations externally, including the deferred portion of actuarial gains and losses. If the plan's assets exceed its estimated obligations, a financial asset is recognised on the balance sheet, limited to the net total of:

— any unrecognised past service costs and net actuarial losses;

— the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

2.25.2 Other employee benefits

In some countries, employees are entitled to service awards. The Group takes a provision in the balance sheet to cover its obligations in this respect.

2.26 Provisions

Provisions are recognised in accordance with IAS 37 to cover all obligations to third parties likely or certain to give rise to an outflow of resources without the receipt of any consideration. These provisions are estimated on the basis of the most likely assumptions on the reporting date.

In the case of restructurings, obligations are recognised as soon as the restructuring has been announced and the Group has drawn up or started to implement a detailed restructuring plan.

Provisions are discounted if the time value is material.

2.27 Revenue recognition

Revenue is recognised when all of the following conditions are met:

— there is evidence of an agreement between the parties;

— the goods have been delivered or the service provided;

— the price is fixed or can be determined.

Sales of goods are recognised when the risks and rewards of ownership have passed to the buyer.

Rebates and discounts granted to customers are recognised at the same time as sale of the goods and are deducted from the value of the sale.

2.28 Research and development expenses

As required by IAS 38, research expenditures are recognised as an expense when they are incurred. Development costs are only recognised as an intangible asset if the Group can demonstrate all of the following:

— the technical feasibility of completing the development project;

— how the development expenditures will generate probable future economic benefits;

— its ability to measure reliably the expenditures attributable to the intangible asset during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the research and development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

2.29 Deferred taxes

Deferred taxes are recognised on all temporary differences between the book value and tax base of assets and liabilities, and on tax losses, using the liability method. Differences are temporary when they are expected to reverse within the foreseeable future.

Deferred tax assets arising from tax losses are recognised only if there is convincing evidence that sufficient taxable profit will be available in the future.

In accordance with IAS 12 *Income Taxes*, tax assets and liabilities are not discounted.

Amounts recognised in the consolidated financial statements are calculated at the level of each tax entity included in the scope of consolidation.

2.30 Earnings per share

Basic earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year, calculated according to movements in share capital, less any treasury shares held by the Group.

Diluted earnings per share is calculated by dividing net earnings for the year attributable to equity holders of the parent by the number of ordinary shares outstanding plus any dilutive potential ordinary shares.

2.31 Treatment of changes in the scope of consolidation in the cash flow statement

The net impact of the following items is identified on a separate line item in the cash flow statement:

— the amount paid or received by the Group on acquisition or disposal of consolidated companies;

— the cash held by those companies, which is added to or deducted from consolidated cash.

3. Notes to the Pro Forma balance sheet

3.1 Goodwill

3.1.1 Net goodwill carried on the balance sheet

The changes in goodwill between 1 January and 31 December 2004 break down as follows:

	1 January 2004	Movements during the year: Increases	Decreases	Translation differences	31 December 2004
	(in thousands of euros)				
Gross	135,321	64,272	—	(392)	199,201
Impairment losses	—	(10,757)	—	392	(10,365)
Net	135,321	53,515	—	—	188,836

Gross goodwill carried on the balance sheet at 31 December 2004 breaks down as follows:

— K€135,321 from the Group's acquisition of SCRAS and its subsidiaries on 17 December 1998;

— K€10,365 from the acquisition of Sterix Ltd. (see note 3.2);

— K€53,515 from the acquisition of Beaufour, Beaufour et Cie (and indirectly Cara Partners) described in note 1.1.3.1. (see note 3.2).

3.1.2 Impairment of goodwill

At 31 December 2004, an impairment loss of K€10,757 (excluding exchange differences) was recognised under profit and loss in respect of the goodwill arising from the acquisition of Sterix Ltd. The Group believes that Sterix's portfolio, which comprises about 80 molecules, is subject to major pharmaceutical uncertainties that cast doubt over the ability to market the patents in the foreseeable future. Accordingly, the goodwill arising from this acquisition was written off in full during the year.

3.2 Acquisitions during the year

3.2.1 Breakdown of purchase cost

	31 December 2004		
	Sterix	Beaufour, Beaufour et Cie[1]	TOTAL
	(in thousands of euros)		
Cash paid for the acquisition	3,669	53,358	57,027
Direct transaction costs	368	2,561	2,929
Fair value of shares issued	—	—	—
Total purchase cost	4,037	55,919	59,956
Fair value of net assets acquired	(6,328)	10,250	3,922
Consolidation restatements	—	(7,846)	(7,846)
Goodwill	10,365	53,515	63,880

(1) Cumulative data for Beaufour, Beaufour et Cie and its subsidiary Cara Partners.

The table in note 3.2.2 below shows a breakdown of the fair value of net assets acquired (K€3,922).

3.2.2 Breakdown of assets and liabilities acquired

	31 December 2004					
	Sterix		Beaufour, Beaufour et Cie[(1)]		TOTAL	
	Fair value*	NBV**	Fair value*	NBV**	Fair value*	NBV**
	(in thousands of euros)					
Assets						
Non-current assets	—	—	13,926	11,833	13,926	11,833
Operating receivables	670	670	257	257	927	927
Inventories	—	—	10,591	8,592	10,591	8,592
Cash and cash equivalents	966	966	(3,067)	(3,067)	(2,101)	(2,101)
Total assets	1,636	1,636	21,707	17,615	23,343	19,251
Shareholders' Equity and Liabilities						
Bank loans and financial liabilities	6,138	6,138	6,743	6,743	12,881	12,881
Retirement benefit obligation	—	—	—	—	—	—
Operating payables	934	934	3,612	3,612	4,546	4,546
Deferred taxes	—	—	618	—	618	—
Other liabilities	892	892	484	484	1,376	1,376
Total liabilities	7,964	7,964	11,457	10,839	19,421	18,803
Contingent liabilities recognised	—	—	—	—	—	—
Net assets	(6,328)	(6,328)	10,250	6,776	3,922	448
Minority interests	—		—		—	
Fair value of net assets	(6,328)		10,250		3,922	

* Fair value of identifiable assets and liabilities on the acquisition date.

** Net book value of assets and liabilities in the acquired entity's financial statements before the acquisition.

(1) Cumulative data for Beaufour, Beaufour et Cie and its subsidiary Cara Partners.

3.2.3 Income statement information

	31 December 2004	
	Sterix	Beaufour, Beaufour et Cie[(1)]
Results of the acquired entity since the date of acquisition included in results	582	4,317
Revenue generated by the acquired entity	—	2,402

(1) Cumulative data for Beaufour, Beaufour et Cie and its subsidiary Cara Partners.

3.3 Intangible assets

3.3.1 Movements

	1 January 2004	Movements during the year						31 December 2004
		Increases	Decreases	Acquisitions	Disposals	Exchange differences	Other movements	
	(in thousands of euros)							
Intangible assets	42,155	21,895	(90)	17	—	8	610	64,595
Advance payments	977	629	(78)	—	—	—	(608)	920
Cost	43,132	22,524	(168)	17	—	8	2	65,515
Cumulative amortisation	(15,033)	(3,749)	50	(2)	—	3	—	(18,731)
Cumulative impairment losses	(11,556)	—	—	—	—	(7)	—	(11,563)
Net	16,543	18,775	(118)	15	—	4	2	35,221

The K€22,524 increase in intangible assets at cost breaks down as follows:

— €12.7 million in payments under licence agreements for products marketed or to be marketed by the Group. The agreements concerned are partnerships with Auxilium (Testim®), Debiopharm (Pamoréline®) and Genentech (Nutropin®).

— €7.2 million in additional payments based on achievement of the sales volumes set out in an eight-year agreement signed by the Group in 2003 for the distribution of two hypertension products in France. Under this agreement, the Group acquired the intangible assets associated with these products from the previous distributor for the amount of €19.9 million, including €12.7 million paid in 2003 and an additional amount of €7.2 million based on 2004 sales paid during the year.

3.3.2 Breakdown by asset type

	31 December 2004			1 January 2004		
	Cost	Amortisation/ impairment losses[1]	Net	Cost	Amortisation/ impairment losses[1]	Net
	(in thousands of euros)					
Brands and trademarks	21,674	(8,660)	13,014	19,528	(8,670)	10,858
Licences	14,101	(1,968)	12,133	1,373	(1,013)	360
Patents	3,571	(3,499)	72	3,347	(3,239)	108
Know-how	8,216	(985)	7,231	3,182	(985)	2,197
Software	14,784	(13,156)	1,628	12,557	(10,736)	1,821
Purchased goodwill	1,920	(1,918)	2	1,903	(1,901)	2
Other intangible assets	329	(108)	221	265	(45)	220
Advance payments	920	—	920	977	—	977
Total	65,515	(30,294)	35,221	43,132	(26,589)	16,543
[1]of which impairment losses		(11,563)			(11,556)	

Impairment losses at 31 December 2004 comprised K€8,660 for brands and trademarks, K€985 for know-how, and K€1,918 for purchased goodwill. Excluding exchange differences, these impairment losses were unchanged from 1 January 2004.

3.4 Property, plant and equipment

3.4.1 Breakdown by asset type

	1 January 2004	Movements during the year: Increases	Decreases	Change in the scope of consolidation	Exchange differences	Fair value adjustments/ revaluation increases	Other movements	31 December 2004
				(in thousands of euros)				
Land	15,245	324	(65)	397	(265)	2,092	207	17,935
Buildings	122,542	11,214	(842)	5,704	(1,729)	—	5,241	142,130
Plant & equipment	133,617	9,798	(5,422)	8,344	(876)	—	26,465	171,926
Other assets	69,703	8,411	(4,968)	223	(343)	—	1,196	74,222
Assets in progress	30,232	10,903	—	—	(91)	—	(32,156)	8,888
Advance payments	923	234	—	—	(55)	—	(955)	147
Cost	372,262	40,884	(11,297)	14,668	(3,359)	2,092	(2)	415,248
Depreciation	(213,985)	(25,440)	9,962	(9,153)	1,180	—	—	(237,436)
Impairment losses	—	—	—	—	—	—	—	—
Net	158,277	15,444	(1,335)	5,515	(2,179)	2,092	(2)	177,812

Fair value adjustments made to land following the Group's acquisition of SCRAS S.A.S. and its subsidiaries on 17 December 1998 and its acquisition of Beaufour, Beaufour et Compagnie totalled K€3,286 of which K€2,092 was recognised in 2004.

The impact of changes in the scope of consolidation arose mainly on the first-time consolidation of Cara Partners following the Group's acquisition of Beaufour, Beaufour et Compagnie in January 2004.

The increase in property, plant and equipment in 2004 was mainly due to the construction of a biotechnology development and manufacturing facility in the United States, as well as other recurring capital expenditures in various Group entities.

3.4.2 Breakdown of property, plant & equipment, net of depreciation, by currency

	31 December 2004		1 January 2004	
	Closing rate	Amount	Closing rate	Amount
Euro	—	107,564	—	96,891
US dollar	1.3621	15,827	1.2630	6,926
Pound sterling	0.70505	40,798	0.7048	39,226
Swiss franc	1.5429	2,055	1.5579	2,221
Chinese yuan renminbi	11.273421	9,698	10.4535	11,200
Other currencies	—	1,870	—	1,813
Total		177,812		158,277

3.5 Equity investments

3.5.1 Movements between 1 January and 31 December 2004

	1 January 2004	Movements during the year: Acquisitions and additions (A)	Capital reductions (B)	Change in the scope of consolidation (C)	Exchange differences (D)	Other movements (E)	31 December 2004
				(in thousands of euros)			
Equity investments in non-consolidated companies	10,191	1,250	(442)	31	—	13,578	24,608
Impairment losses	(6,932)	(1,095)	—	—	—	(13,578)	(21,605)
Net worth of equity investments	3,259	155	(442)	31	—	—	3,003

The K€1,250 increase in equity investments was due to the acquisition of Spirogen. A further impairment loss of K€987 was also taken against Spirogen in 2004.

''Other movements'' of ''Equity Investments'' (gross value) during 2004 included the capitalisation of a K€13,578 advance made by Ipsen Biopharm Ltd. to Pothold Ltd. There was a corresponding reduction in advances to non-consolidated companies (see note 3.6). This transaction had no impact on the 2004 consolidated financial statements as the advance had been fully provided for at 31 December 2003 and the corresponding provision was transferred to equity investments.

3.5.2 Breakdown of equity investments

Equity investments are investments in companies in which the Group owns at least 15% of the share capital, but which are not consolidated. They are carried at cost except in the circumstances described in note 2.19.1, when they are carried at the value of the Group's interest in the underlying net assets prior to deconsolidation.

	Registered office	% voting rights held	NBV of investment (thousand of euros) 31 December 2004	1 January 2004	Financial data (thousands of currency units) Currency	Shareholders' equity	Net profit for the year	Interest in shareholders' equity (thousand of euros)
					(In 000s of currency units)			
Sofarm Eurl	Paris	100.00	8	8	EUR	8	—	8
Technopolis Gie	Paris	27.00	306	306	EUR	1,066	(80)	288
Sutrepa S.a.r.l.	Paris	100.00	8	8	EUR	8	—	8
Montana Ltd.	Cork (Ireland)	100.00	—	—	EUR	—	—	—
Octagen Corporation	Pa (USA)	21.45	126	234	USD	807	(1,003)	127
Linnea Inc.	Pa (USA)	50.00	—	—	USD	157	145	58
Ipsen Pty	Victoria (Australia)	100.00	27	26	AUD	339	101	194
Ly Yuan Ginkgo Company Ltd.	Tancheng (China)	37.5	482	737	RMB	7,311	416	243
Pizhou Zhong Da Ginkgo Co. Ltd.	Pizhou (China)	35.8	284	472	RMB	5,135	423	163
Spirogen Ltd.	Isle of Wight (UK)	17.10	1,731	1,468	GBP	7,135	(235)	1,730
Specwood Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Pothold Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Petersfield Ltd.	Hong Kong (HK)	50.00	31	—	HKD	1,576	884	74
Suraypharm S.a.r.l.	Paris	100.00	—	—	EUR	—	—	—
Socapharm S.a.r.l.	Paris	100.00	—	—	EUR	—	—	—
Total			3,003	3,259				

3.5.3 Information on non-consolidated companies

The following table shows aggregated data for non-consolidated companies at 31 December 2004 (shown at 100%):

	Total revenue	Operating income	Net profit	Shareholders' Equity	Total assets
			(in thousands of euros)		
Companies more than 50%-owned	—	(1,710)	60	210	595
Companies 50%-owned	2,719	209	208	264	286
Companies less than 50%-owned	3,427	(1,141)	(1,150)	12,883	13,238
Total	6,146	(2,642)	(882)	13,357	14,119

3.6 Other non-current financial assets

	1 January 2004	Movements during the year: Other cash flows related to investing activities (A)	Change in plan assets (B)	Change in the scope of consolidation (C)	Exchange differences (D)	Other movements (E)	31 December 2004
	(in thousands of euros)						
Loans	14,677	(35)		(977)	(6)	(13,583)	76
Accrued interest	—			—	—	—	—
Deposits and other financial assets	1,520	(41)		—	3	—	1,482
Provisions against loans, receivables and other assets	(13,584)	—		—	5	13,578	(1)
Loans, receivables and other assets	2,613	(76)		(977)	2	(5)	1,557
Net assets of post-employment benefit plans[1]	559	—	(29)	205	—	—	735
Financial assets at fair value	559	—	(29)	205	—	—	735
Total non-current financial assets	3,172	(76)	(29)	(772)	2	(5)	2,292

(1) See note 3.13

The K€13,578 reduction in ''loans to non-consolidated companies'' shown under ''other movements'' was due to capitalisation of an advance, which was offset by a corresponding increase in ''equity investments'' (see note 3.5.1).

3.7 Deferred taxes

Movements in deferred tax assets and liabilities

	1 January 2004	Movements during the year: Exchange differences (A)	Change in the scope of consolidation (B)	Expenses/income in the income statement (C)	31 December 2004
	(in thousands of euros)				
Deferred tax assets	7,577	(44)	—	702	8,235
Deferred tax liabilities	(573)	(4)	(503)	218	(862)
Net asset/(liability)	7,004	(48)	(503)	920	7,373

The Group has not recognised deferred tax assets in respect of losses incurred by certain subsidiaries in the current or prior years (see note 2.29). Unrecognised tax assets amounted to €8.3 million at 31 December 2004, arising mainly in the UK and Dutch subsidiaries.

Most of the unrecognised deferred tax assets (€7.9 million) are available indefinitely. Of the balance which is limited in time, €0.4 million will lapse during 2005 to 2007.

3.8 Inventories

	31 December 2004	1 January 2004
	(in thousands of euros)	
Raw materials and other supplies	24,441	20,239
Work-in-progress	14,089	13,022
Finished goods	32,934	28,807
Total	71,464	62,068

Most of the increase in inventories was due to the first-time consolidation of Cara Partners as of 1 January 2004. The increase included K€7,240 in inventories acquired and K€2,000 in fair value adjustments (see notes 6.4 and 3.2.2).

3.9 Trade receivables

	31 December 2004	1 January 2004
	(in thousands of euros)	
Gross	161,624	143,464
Provisions for depreciation	(1,487)	(1,090)
Net	160,137	142,374

3.10 Other current assets

	31 December 2004	1 January 2004
	(in thousands of euros)	
Advance payments made	2,109	1,689
Receivables relating to sale of fixed assets	30	32
VAT recoverable	12,544	12,370
Other operating receivables	10,602	11,673
Other assets	2,000	1,416
Prepayments	5,498	4,417
Total	32,783	31,597

3.11 Cash and cash equivalents

	31 December 2004	1 January 2004
	(in thousands of euros)	
Cash	21,734	15,157
Short-term investments	68,493	86,764
Interest-bearing deposits	4,094	580
Cash and cash equivalents	94,321	102,501

Short-term investments comprise investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 31 December 2004 matured after the end of January 2005.

3.12 Consolidated shareholders' equity

3.12.1 Share capital

At 31 December 2004 (and at 1 January 2004), Ipsen S.A.'s share capital was €571,390,736 divided into 37,468,245 ordinary shares with a par value of €15.25.

3.12.2 Equity attributable to equity holders of the parent

The different items making up consolidated reserves, which includes income for this period, are as follows:

	31 December 2004	1 January 2004
	(in thousands of euros)	
Ipsen S.A. share capital	571,391	571,391
Share premiums	30,471	30,471
Ipsen S.A. statutory reserve	44,686	44,686
Other Ipsen S.A. reserves	149,312	188,853
Other consolidated reserves and retained earnings	(482,062)	(531,688)
Total	313,798	303,713

3.12.3 Employee stock options

Since 1999, the Board of Directors of Mayroy S.A. (Ipsen S.A.'s parent company) has granted stock options to some employees and executive officers of the Group at an agreed exercise price.

Subject to Ipsen S.A. shares being listed on a regulated market, holders of options over Mayroy S.A. shares will be given a put option over the Mayroy shares they obtain by exercising their options. Mayroy shares issued and sold back to Mayroy S.A. will be exchanged for shares in Ipsen S.A. plus a cash balance.

3.12.3.1 Attributes of the stock option plans

	STOCK OPTION PLANS										
	Before 7 November 2002			After 7 November 2002							
	1a	1b	1c	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Date granted	10/11/1999	31/05/2000	03/10/2001	18/12/2003	13/02/2004	05/12/2002	18/12/2003	25/03/2004	25/03/2004	25/03/2004	22/07/2004
Vesting date	10/11/2004	31/05/2005	03/10/2005	18/12/2007	13/02/2008	05/12/2006	31/12/2007	31/12/2009	31/12/2008	31/12/2009	22/07/2008
Expiration date of the plan	10/11/2009	31/05/2010	03/10/2011	18/12/2013	13/02/2014	05/12/2012	31/12/2013	25/03/2014	25/03/2014	25/03/2014	22/07/2014
Number of options granted	20,000	6,150	24,025	3,500	15,750	2,760	2,760	7,360	2,760	2,760	250
Share entitlement per option	27	27	27	25	25	27	27	27	27	27	25
Exercise price	€11.28	€11.28	€12.03	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Performance condition	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

3.12.3.2 Movements in options outstanding

	31 December 2004 (number of options)
Opening balance	52,195
Options granted	28,880
Options exercised	—
Options forfeited	(1,700)
Options expired	—
Closing balance	79,375

Breakdown of the closing balance:

	31 December 2004	1 January 2004
	(number of options)	
Before 7 November 2002 plans		
1a	17,100	17,100
1b	4,975	5,675
1c	19,600	20,400
After 7 November 2002 plans		
1d	3,500	3,500
3a	15,550	—
2a	2,760	2,760
2b	2,760	2,760
2c (Tr. 1)	7,360	—
2c (Tr. 2)	2,760	—
2c (Tr. 3)	2,760	—
3b	250	—
TOTAL	79,375	52,195

3.12.3.3 Valuation of plans

Plans granted after 7 November 2002 are valued as follows (see note 2.24):

	After 7 November 2002 plans								
	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b	TOTAL
	(in thousands of euros)								
Opening value	1,020	4,532	783	772	2,112	777	792	73	10,861
Charge for the year	255	1,001	196	193	324	149	121	8	2,247

Main assumptions	Post 7 November 2002 plans							
	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Valuation method used	Black and Scholes revised							
Value of shares on date granted	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Exercise price	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of option	7.0 yrs	7.0 yrs	7.0 yrs	7.0 yrs	7.9 yrs	7.4 yrs	7.9 yrs	7.0 yrs
Turnover	0%	0%	0%	0%	0%	0%	0%	0%
Discount rate	4.1%	3.8%	4.3%	4.1%	3.6%	3.6%	3.6%	4.0%
Fair value per option	€11.66	€11.51	€10.51	€10.36	€10.63	€10.43	€10.63	€11.61

3.13 Employee benefits

3.13.1 Benefit plans

3.13.1.1 Post-employment benefits

In some companies, employees are entitled to supplemental pension benefits during their retirement or to end-of-career compensation payable on the date of retirement. The main countries concerned are France, the United Kingdom, Spain, Italy and Ireland. In France, a limited number of employees also benefit from an additional differential pension plan.

These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group has no constructive obligations other than payment of the agreed contributions. These payments are recognised as expenses when they are incurred.

3.13.1.2 Other long-term benefits

Some employees, mainly those in France, are entitled to service awards. The Italian subsidiary also has an obligation to pay health insurance costs for its pensioners.

3.13.2 Measurement and recognition of liabilities

The Group's obligation in respect of employee benefits is calculated by an outside actuary using the actuarial models and assumptions that apply locally in the countries concerned.

Some liabilities are covered by financial assets held in funds invested with insurance companies (plan assets). Surplus plan assets are recognised on the balance sheet under non-current financial assets. Unfunded liabilities and plan deficits are recognised on the balance sheet under retirement benefit obligation.

3.13.2.1 Assumptions used

The main actuarial assumptions used at 31 December 2004 are:

	Europe (excluding United Kingdom)	United Kingdom	Asia — Pacific — Africa
Discount rate	4.65%	5.3%	5.92%
Expected return on plan assets	4%	7.8%	6%
Expected return on reimbursements rights	N/A	N/A	N/A
Expected salary increases	According to age	4%	7.17%
Future pension increases	N/A	2.7%	N/A
Increase in healthcare costs	4%	N/A	N/A
Average remaining working lives of employees (years)	17.44	18.7	11

3.13.2.2 Breakdown of retirement benefit obligations recognised on the balance sheet

	31 December 2004		1 January 2004	
	(in thousands of euros)			
Post-employment benefits		5,390		4,361
pension plans	5,160		4,163	
other plans	230		198	
Other long-term benefits		2,204		2,064
Total		7,594		6,425

3.13.2.3 Reconciliation of assets and liabilities carried in the balance sheet

	31 December 2004				1 January 2004
	Post-employment benefits		Other long-term benefits	Total benefits	Total benefits
	Pension plans	Other plans			
	(in thousands of euros)				
Breakdown of net amount carried on the balance sheet					
Present value of funded liabilities	24,969	—	216	25,185	21,465
Present value of unfunded liabilities	1,626	266	2,088	3,980	3,443
Sub-total	26,595	266	2,304	29,165	24,908
Fair value of plan assets	25,295	—	52	25,347	19,042
Net liabilities (a)	1,300	266	2,252	3,818	5,866
Unrecognised items					
Past service costs	(3,931)	—	—	(3,931)	—
Net actuarial losses or (gains)	854	36	—	890	—
Restriction of assets recognised	—	—	—	—	—
Fair value of reimbursement rights recognised as an asset	—	—	—	—	—
Total unrecognised items (b)	(3,077)	36	—	(3,113)	—
Net obligations (a–b)	4,377	230	2,252	6,859	5,866
Amount presented on the balance sheet as:					
Retirement benefit obligation	5,112	230	2,252	7,594	6,425
Non-current financial assets	735	—	—	735	559
Net obligations	4,377	230	2,252	6,859	5,866

3.13.2.4 Reconciliation of expenses in the income statement

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Current service costs	2,070	23	254	2,347
Contributions from plan members	(270)	—	—	(270)
Interest costs	1,433	12	101	1,546
Expected return on plan assets	(1,140)	—	(2)	(1,142)
Expected return on reimbursement rights	—	—	—	—
Past service costs recognised	106	—	—	106
Actuarial losses (gains) recognised	—	—	(111)	(111)
Losses (gains) on curtailments and settlements	(333)	—	—	(333)
Change in asset ceiling	—	—	—	—
Total net expenses	1,866	35	242	2,143
of which operating expenses	1,573	23	143	1,739
of which financial expenses	293	12	99	404

3.13.2.5 Movements in net liabilities carried on the balance sheet

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Opening net liabilities	3,604	198	2,064	5,866
Exchange differences	16	—	2	18
Change in the scope of consolidation	(206)	—	—	(206)
Charge for the year (see note 3.13.2.4)	1,866	35	242	2,143
Transfers (from)/to plan assets	—	—	—	—
Contributions paid by employer	(794)	—	(6)	(800)
Benefits paid from reimbursement rights	—	—	—	—
Benefits paid from internal reserve	(111)	(3)	(73)	(187)
Effect of reimbursement rights recognised in charge	—	—	—	—
Change in asset ceiling	—	—	—	—
Other	—	—	23	23
Closing net liabilities	4,377	230	2,252	6,859

3.13.2.6 Movements in defined benefit plan obligations

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Opening balance	22,596	198	2,114	24,908
Exchange differences	(9)	—	2	(7)
Change in the scope of consolidation	3,901	—	—	3,901
Current service costs	2,070	23	254	2,347
Social security charges on service costs	—	—	—	—
Interest costs	1,433	12	101	1,546
Settlements/curtailments	(333)	—	—	(333)
Benefits paid from plan assets	(700)	—	(7)	(707)
Benefits paid from reimbursement rights	—	—	—	—
Benefits paid from internal reserve	(111)	(3)	(73)	(187)
Actuarial gains and losses generated in the year	1,577	36	(110)	1,503
Past service costs	(3,829)	—	—	(3,829)
Transfers	—	—	—	—
Other	—	—	23	23
Closing balance	26,595	266	2,304	29,165

3.13.2.7 Movements in plan assets

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Opening balance	18,993	—	49	19,042
Exchange differences	(29)	—	—	(29)
Change in the scope of consolidation	4,105	—	—	4,105
Contributions paid by plan members (mid-year)	270	—	—	270
Expected return on plan assets	1,140	—	2	1,142
Settlements/curtailments	—	—	—	—
Transfers (from)/to unrecognised assets	—	—	—	—
Contributions paid by employer	794	—	6	800
Benefits paid from plan assets	(700)	—	(6)	(706)
Gains and losses generated in the year	722	—	1	723
Past service costs generated in the year	—	—	0	—
Closing balance	25,295	—	52	25,347

3.13.2.8 Breakdown of plan assets

	31 December 2004				1 January 2004			
	Shares	Bonds	Other[1]	Total	Shares	Bonds	Other[1]	Total
	(in thousands of euros)							
Europe (excluding UK)	5,990	12,630	2,872	21,492	2,530	11,546	2,139	16,215
United Kingdom	3,246	377	151	3,774	2,315	269	108	2,692
Asia — Pacific — Africa	65	16	—	81	108	27	—	135
Total	9,301	13,023	3,023	25,347	4,953	11,842	2,247	19,042

(1) Property, cash and other

3.14 Provisions

3.14.1 Movements in provisions during the financial period

	1 January 2004	Movements during the year						31 December 2004
		Charges	Discounting	Reversals		Exchange differences	Other movements	
				Used	Releases			
				(in thousands of euros)				
Business and operational risks	6,253	232	—	(1,220)	(66)	—	—	5,199
Legal risks	9,685	1,912	—	(1,218)	(4,651)	67	(23)	5,772
Restructuring	—	2,991	—	—	—	(75)	—	2,916
Interest rate risk	1,616	—	—	(1,081)	—	—	—	535
Other	974	6	—	(103)	(729)	—	—	148
Total	18,528	5,141	—	(3,622)	(5,446)	(8)	(23)	14,570
current	951	3,887	—	(377)	(146)	(75)	—	4,240
non-current	17,577	1,253	—	(3,245)	(5,299)	67	(23)	10,330

At 31 December 2004, provisions included:

- ***Business and operational risks:***
  - — €1.3 million for losses on termination of an exclusive licence to develop and distribute a product from the Group's research portfolio, pursuant to a partnership agreement signed in 2003;
  - — €3.9 million for costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.
- ***Legal risks:***
  - — €2.0 million for the risk of tax reassessment in the Group's various subsidiaries;
  - — €2.0 million for additional taxes which the Group may have to pay;
  - — €1.2 million for costs that the Group may incur with respect to industrial tribunal disputes;
  - — €0.6 million for other legal risks.
- ***Restructuring costs:***
  - — €1.4 million in restructuring costs connected with discontinuation of Hyate:C®;
  - — €1.5 million for costs connected with the Spanish redundancy plan (see note 5.4).
- ***Interest rate risk:***

  This provision covers unrealised losses on financial instruments held by the Group which are in addition to its interest rate hedging requirements (see note 3.15.4)

3.14.2 Impact on results

	Charges	Releases	Net impact
	(in thousands of euros)		
Operating income	5,141	(4,717)	424
Other financial income and expenses	—	(729)	(729)
Net profit	5,141	(5,446)	(305)

3.15 Bank loans and financial liabilities

3.15.1 Movements

	1 January 2004	Additions (A)	Repayments (B)	Net change in short-term debt (C)	Net change in interest (D)	Movements (E)	Change in the scope of consolidation (F)	Exchange differences (G)	31 December 2004
					(in thousands of euros)				
Bank loans	133,679	125,693	(40,657)	—	—	(3,175)	—	(530)	215,010
Other financial liabilities	12,871	657		—	282	(1,355)	—	—	12,455
Non-current	146,550	126,350	(40,657)	—	282	(4,530)	—	(530)	227,465
Bank loans	957	—	—	(322)	—	3,175	6,348	13	10,171
Other financial liabilities	1,316	—	(6,394)	—	26	(426)	6,140	230	892
Current	2,273	—	(6,394)	(322)	26	2,749	12,488	243	11,063
Total	148,823	126,350	(47,051)	(322)	308	(1,781)	12,488	(287)	238,528

In 1998, Ipsen S.A. took out a structured loan with a syndicate of banks led by Société Générale, composed of two separate facilities:

— A seven-year repayment facility for an initial amount of €346.5 million;

— An eight-year bullet facility for €107.8 million.

The Group secured refinancing for this structured loan in November 2003 and paid down the entire outstanding balance, which amounted to €231.4 million, on 17 December 2003. Since then, Ipsen S.A. and its subsidiaries have had the use of credit facilities arranged by its parent company Mayroy S.A. with various banks. These credit facilities comprise four separate five-year credit lines initially totalling €315 million. The credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Mayroy S.A. is required to guarantee drawdowns made by its subsidiaries. The total sums drawn down must at all times remain below the following maximum limits, which decrease over time:

17/12/2004	€275.6 million
17/12/2005	€236.2 million
17/12/2006	€196.9 million
17/12/2007	€157.5 million
17/12/2008	—

At 31 December 2004, a total of €215.0 million was drawn down on the credit lines.

3.15.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 3.15.1.

3.15.3 Collateralised debt

At 31 December 2004, the Group had not granted any interest in collateral against its borrowings.

3.15.4 Interest rate hedging

On 17 December 2003, Ipsen S.A. paid down the remaining €231.4 million of its syndicated loan through a mix of cash and a €100.0 million drawdown on its new bilateral credit lines.

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place following the refinancing, and no new hedges were put in place in 2004. The following table shows movements in the swaps over future periods.

Year	Hedges			Surplus swaps	Total
	Simple	Semi-fixed	Sub-total		
2005	30,490	15,245	45,735	30,490	76,225
2006	—	15,245	15,245	—	15,245

The average fixed interest rate obtained through the simple swaps is 3.97% for 2005. The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 31 December 2004 was €(1.46) million, which represents the amount the Group would have to pay on the reporting date to close out the swaps, taking into account unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

Following the refinancing in late 2003, the amount of swaps at 31 December 2003 was €53.3 million more than the amount of the euro-denominated credit lines. This surplus does not qualify as an interest rate hedge. At the end of December 2004, the surplus amounted to €30.5 million. The Group took a €0.5 million provision at the end of 2004 to cover unrealised losses on the surplus swaps. In 2003, a provision of €1.6 million was taken.

3.15.5 Breakdown by currency

The Group's financial liabilities by currency break down as follows:

	31 December 2004			1 January 2004		
	Closing rate	Amount in thousand of euros	%	Closing rate	Amount in thousand of euros	%
Euro	—	219,835	92.16	—	117,300	78.82
Pound sterling	0.70505	18,043	7.57	0.7048	30,566	20.54
Chinese yuan renminbi	11.27340	—	—	10.4535	957	0.64
Swiss franc	1.54290	650	0.27	—	—	—
Total		238,528	100.00		148,823	100.00

3.16 Other current liabilities

	31 December 2004	1 January 2004
	(in thousands of euros)	
VAT payable	2,319	1,637
Other current tax liabilities	9,914	8,126
Employee-related liabilities	40,303	37,106
Amounts due to fixed asset suppliers	18,592	10,173
Other liabilities	8,376	11,470
Deferred income	10,505	14,539
Total	90,009	83,051

4. Segment reporting

Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

- Major western European countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of the world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

4.1 Operating income by geographical area

	31 December 2004				
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Total
	(in thousands of euros)				
Total revenue	547,855	135,988	96,280	50,989	831,112
Operating income	207,921	52,805	23,475	(126,820)	157,381

Within total revenue, only sales of goods and co-promotion income have been allocated. Other revenue (see note 5.1.2) has not been allocated as it does not lend itself to this type of analysis.

Unallocated operating income includes expenses and income that is not attributable to a specific geographical area, principally other operating income and expenses, most research and development expenses, and unattributable Group expenses.

4.2 Balance sheet items by geographical area

	31 December 2004				
	Major western European countries	Rest of Europe	Rest of the world	Eliminations	Total
	(in thousands of euros)				
Property, plant and equipment	123,102	28,768	25,942	—	177,812
Inventories	44,732	22,267	4,465	—	71,464
Trade receivables	145,205	34,134	7,339	(26,541)	160,137
Total segment assets	313,039	85,169	37,746	(26,541)	409,413
Trade payables	107,435	12,450	5,988	(26,541)	99,332
Total segment liabilities	107,435	12,450	5,988	(26,541)	99,332

4.3 Other information

	31 December 2004					
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Eliminations	Total
	(in thousands of euros)					
Capital expenditures	(23,257)	(5,383)	(12,244)	(23,774)	—	(64,658)
Depreciation, amortisation and provision charges	18,242	3,690	1,748	3,858	—	27,538
Impairment losses	—	—	—	10,757	—	10,757
Cost of stock options	—	—	—	2,247	—	2,247

5. Notes to the income statement

5.1 Revenue

5.1.1 Sales by geographical area

	31 December 2004	
	Amount	%
	(in thousands of euros)	
Major Western European countries	535,961	69.80
Rest of Europe	135,584	17.66
Rest of the world	96,280	12.54
Total	767,825	100.00

5.1.2 Other revenue

	31 December 2004
	(in thousands of euros)
Royalties received	33,207
Milestone payments received	11,322
Research and development expenses billed back to partners	6,460
Co-promotion income	12,298
Total	63,287

5.2 Personnel costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and research and development expenses.

	31 December 2004
	(in thousands of euros)
Wages and salaries	(147,908)
Social security charges and payroll taxes	(57,140)
Sub-total	(205,048)
Pension plan expenses (see note 3.13.2.4)	1,739
Stock option expenses (see note 3.12.3.3)	(2,247)
Sub-total excluding employee profit-sharing	(209,034)
Employee profit-sharing	(8,874)
Total	(217,908)

The average rate of employer social security contributions was 38.6% of gross payroll in 2004.

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the company or in an employee share ownership plan managed by an investment company.

5.3 Depreciation, amortisation, provisions and impairment losses

5.3.1 Net charges for depreciation, amortisation, provisions and impairment losses recognised as operating expenses

	31 December 2004 (in thousands of euros)
Intangible assets	(3,749)
Property, plant and equipment	(25,405)
Total non-current assets (see note 5.3.2)	(29,154)
Retirement benefit obligation	(753)
Provisions for depreciation	2,118
Total charge excluding current assets	27,789
Inventories	151
Trade receivables and other current assets	(387)
Total current assets	(236)
Total	(28,025)
Goodwill impairment losses	(10,757)
TOTAL	(38,782)

5.3.2 Breakdown of net charges for depreciation, amortisation and impairment losses on non-current assets

	31 December 2004 (in thousands of euros)
Cost of goods sold	(14,237)
Research and development expenses	(6,309)
Selling expenses	(5,049)
General expenses	(3,559)
Total	(29,154)

5.4 Restructuring costs

Restructuring costs at 31 December 2004 (see note 1.2.2) comprise the cost of discontinuing Hyate:C® production (€8.8 million, including €1.4 million in provisions) and the cost of restructuring the Spanish subsidiary (€2.0 million including €1.5 million in provisions).

5.5 Income tax

	31 December 2004 (in thousands of euros)
Current taxes	(47,254)
Tax credits	4,200
Deferred taxes	920
Tax expenses	(42,134)

The following table shows a reconciliation between the effective tax expenses and the theoretical expenses based on net profit for the year before taxation and goodwill amortisation, taxed at the standard French rate of 35.43% in 2004.

	31 December 2004
	(in thousands of euros)
Pre-tax profit	160,070
Theoretical tax charge	(56,708)
Increase/decrease in the tax charge arising from:	
Permanent differences	7,362
Tax credits	4,200
Non-recognition of tax effect of certain losses arising during the year	(357)
Utilisation of tax losses not recognised as deferred tax assets	3,369
Effective tax expenses	(42,134)

Deferred tax assets have not been recognised in respect of certain losses arising during the year (see note 3.7), mainly with respect to Ipsen Scandinavia A/S.

Note 3.7 above provides additional information on the Group's tax losses carried forward at the end of 2004 in various countries, the potential tax benefits that would arise in the future if the Group were to generate sufficient taxable profits in those countries to set off the losses, and the arguments justifying the decision not to recognise the losses as deferred tax assets in the consolidated balance sheet.

5.6 Discontinued operations

As required by IFRS 5, income statement items connected with the disposal of Dynport L.L.C. have been recognised as discontinued operations in a net amount of K€11,943, broken down as follows:

— Gains on disposal	K€12,494
— Cost of restructuring caused by the disposal	K€ (1,784)
— Results of the company prior to disposal	K€ 1,233
Total	K€11,943

Dynport L.L.C. was sold at the beginning of June 2004.

The following table shows the main income statement items that would have been affected had the income and expenses generated by Dynport L.L.C. from 1 January to 31 May 2004 not been presented as a separate line item.

	31 May 2004
	(in thousands of euros)
Sales	8,499
Cost of goods sold	(5,720)
Gross profit	2,779
Selling, general and administrative expenses	(1,576)
Research and development expenses	—
Other operating income and expenses	—
Operating income	1,203
Net financial income	30
Exceptional items	—
Income tax	—
Net profit	1,233

5.7 Basic earnings per share

Basic earnings per share is calculated on the weighted average number of shares outstanding during the year (see note 2.30).

As of 31 December 2004 it was calculated as follows:

		31 December 2004
Net profit attributable to equity holders of the parent *(in thousands of euros)*	(a)	117,638
Average number of €15.25 par value shares outstanding during the year[1]	(b)	37,468,245
Basic earnings per share (€)	(a)/(b)	3.14

(1) The number of shares outstanding did not change between 1 January 2004 and 31 December 2004.

The stock options described in note 3.12.3 are convertible into Mayroy S.A. shares, Ipsen S.A.'s parent company. Consequently, they have no dilutive potential on Group earnings. There are no other dilutive potential shares and therefore diluted earnings per share is the same as basic earnings per share, i.e. €3.14.

6. Notes to the statement of cash flows

6.1 Depreciation, amortisation and impairment losses

The following table shows the amount of amortisation, depreciation and impairment losses added back to determine gross cash flow from operations.

	31 December 2004 (in thousands of euros)
Operating — excluding current assets (see note 5.3.1)	27,789
Financial	(312)
Total	27,477

Operating amortisation, depreciation and impairment losses relating to current assets (net charge of K€236) are shown as changes in working capital and calculated on the basis of net book values.

6.2 Goodwill impairment

Impairment losses recognised during the year concerned Sterix Ltd. (see note 3.1.2).

6.3 Net gains or losses on disposal of non-current assets

	31 December 2004 (in thousands of euros)
Capital gains or losses on disposal of intangible assets	82
Capital gains or losses on disposal of property, plant & equipment	241
Capital gains or losses on disposal of equity investments (see note 5.6)	(12,494)
Total	(12,171)

6.4 Breakdown of working capital items

	1 January 2004	Movements during the year							31 December 2004
		Operating activity related working capital charges (A)	Investing activity related working capital charges (B)	Financing activity related working capital charges (C)	Change in the scope of consolidation	Exchange differences	Fair value adjustments/ revaluation increases	Other movements	
	(in thousands of euros)								
Inventories	62,068	257	—	—	7,240	(101)	2,000	—	71,464
Trade receivables	142,374	24,780	—	—	(7,189)	172	—	—	160,137
Trade payables	(85,805)	(12,900)	—	—	(880)	163	—	90	(99,332)
Current tax assets	4,107	(2,316)	—	—	460	(6)	—	—	2,245
Current tax liabilities	(16,031)	7,283	—	—	(179)	17	—	—	(8,910)
Other current assets	31,597	1,007	(3)	(2)	277	(59)	—	(34)	32,783
Other current liabilities	(83,051)	2,898	(8,447)	(345)	479	236	—	(1,779)	(90,009)
Interest on other financial liabilities[1]	(852)	—	—	(308)	—	1	—	407	(752)
Total	54,407	21,009	(8,450)	(655)	208	423	2,000	684	67,626

(1) The change in interest on other financial liabilities is shown in note 3.15.1 (D) (movements in bank loans and other financial liabilities).

6.5 Acquisition of non-current assets

	31 December 2004
	(in thousands of euros)
Intangible assets	(22,524)
Property, plant and equipment	(40,884)
Total	(63,408)

Information on acquisitions of intangible assets and property, plant & equipment is given in notes 3.3.1 and 3.4.1 respectively.

6.6 Impact of changes in the scope of consolidation

	31 December 2004		
	Acquisitions	Disposals	Net
	(in thousands of euros)		
Acquisition of Sterix Ltd			
Purchase price	(4,190)		(4,190)
Cash and cash equivalents acquired	966		966
Total	(3,224)		(3,224)
Acquisition of Beaufour Beaufour et Cie and Cara Partners			
Purchase price	(55,917)		(55,917)
Cash and cash equivalents acquired	(3,067)		(3,067)
Total	(58,984)		(58,984)
Impact of acquisitions (a)	(62,208)		(62,208)
Disposal of Dynport L.L.C.			
Sale price		16,451	16,451
Cash and cash equivalents sold		(1,692)	(1,692)
Impact of disposals (b)		14,759	14,759
Impact of changes in the scope of consolidation (a+b)			(47,449)

6.7 Net cash and cash equivalents

6.7.1 Opening net cash and cash equivalents

	Consolidated balance sheet at 1 January 2004
	(in thousands of euros)
Cash and cash equivalents — **assets**	102,501
Bank overdrafts — **liabilities**	(2,776)
Net opening cash and cash equivalents	99,725

6.7.2 Closing net cash and cash equivalents

	Consolidated balance sheet at 31 December 2004
	(in thousands of euros)
Cash and cash equivalents — **assets**	94,321
Bank overdrafts — **liabilities**	(1,558)
Closing net cash and cash equivalents	92,763

7. Other information

7.1 Employees

The Group had 3,775 employees at the end of 2004. The average number of employees (calculated on the basis of the average at each calendar quarter end) was 3,810 in 2004.

The following table shows movements in the number of employees by function in 2004.

Function	31 December 2004	1 January 2004
Sales	1,558	1,550
Production	1,029	1,081
Research and development	657	615
Administration	531	529
Total	3,775	3,775

The following table shows a geographical breakdown of employees at 31 December 2004.

Geographical area	31 December 2004	1 January 2004
Major western European countries	2,625	2,603
Rest of Europe	545	498
Rest of the world	605	674
Total	3,775	3,775

7.2 Pension and other similar commitments to directors

At 31 December 2004, there were no commitments (other than those included in the retirement benefit obligation) in respect of pensions or similar benefits for current or former members of Ipsen's board of directors.

7.3 Commitments and contingent liabilities

7.3.1 Acquisitions

— Spirogen

On 31 December 2003, the Group entered into a conditional agreement to increase its holding in Spirogen to 17.10%. The acquisition took place in February 2004. The Group also has an option to increase its holding in Spirogen to 19.99% expiring on 31 December 2006.

At 31 December 2004, the Group had no commitments to non-consolidated affiliated companies that could render the financial statements presented herein misleading.

7.3.2 Operating commitments

As part of its business, and particularly its strategic development activities which involve seeking new partnerships, the Group regularly enters into agreements that can lead to future financial commitments contingent upon the occurrence of certain events. The main agreements in existence at 31 December 2004 were:

— As part of a development programme for recombinant proteins used in haematology, the Group has undertaken to make fixed payments over a period of several years contingent upon the achievement of various development milestones. If the development programme is completed, milestone payments will total $8.2 million. Royalty payments, with minimum limits, will also be payable once the products are put on the market.

— Following the acquisition of an anticancer agent, the Group undertook to make payments contingent upon the achievement of clinical development and regulatory approval milestones. The maximum potential payments are €32.8 million. The Group will also pay royalties once the products are put on the market.

— Under a distribution agreement in endocrinology, the Group has undertaken to make additional milestone payments principally contingent upon product registration and/or marketing approval in the countries covered by the agreement, plus a portion based on changes in the product supply prices proposed by the partner. The maximum potential payments are $8.2 million. The Group will also pay royalties on future sales.

7.3.3 General risks

— All of the Group's French companies that meet the legal requirements have elected to receive group tax relief. This system provides for various penalty provisions when entities leave the tax group, mentioned here for information purposes.

— Foreign currency cash flow hedges were not material at the year end.

— Unmatured discounted bills were not material at the year end.

— Counterparty risk:

The Group has a policy of diversifying its counterparties to avoid the risk of over-concentration. It controls the credit risk arising from financial instruments by dealing only with first-class counterparties.

— Country risk:

The Group's exposure to country risk is limited by the geographical breakdown of its sales and by its commercial policy.

7.3.4 Commitments to customers

When the Group sold its speciality chemicals business in 2001, it undertook to source certain active ingredients from the sold company for an agreed term and volumes. The undertaking was initially valid for six years and has two years to run from 31 December 2004. The commitment is expressed in terms of value added and also defines minimum volumes which decline over time. The commitment amounts to €7.6 million for 2005 and €6.9 million for 2006.

7.3.5 Other commitments

— Capital expenditures

The Group's capital expenditures commitments at 31 December 2004 amounted to €9.9 million, broken down as follows:

Type of asset	Payment date		
	2005	2006	Beyond
	(€ millions)		
Industrial assets	8.3	0.1	—
Research and Development assets	1.2	—	—
Other assets	0.3	—	—
Total	9.8	0.1	—

— Rental agreements

Total future rent payments under existing property leases amounted to €25.6 million at 31 December 2004, payable as follows:

— Within 1 year .... €5.5 million
— 1 to 5 years .... €12.1 million
— Over 5 years .... €8.0 million

Commitments under other rental agreements were not material at 31 December 2004.

— Risk of acceleration of borrowings

The Group's exposure to this risk is described in note 3.15.1.

At 31 December 2004, there were no other commitments and no potential liabilities (other than those covered by provisions for risks) which are likely to have a material impact on assessment of the consolidated financial statements.

7.4 Information on joint venture companies

7.4.1 Balance sheet at 31 December 2004

Companies	Non-current assets	Current assets	Non-current liabilities	Current liabilities
	(€000s)			
Cara Partners	8,904	7,006	284	8,163
Garnay Inc.	1,102	1,847	—	79
Linnea S.A.	2,055	8,406	717	4,465
Perechin Company	—	12	—	3
Portpirie Company	—	1	—	—
Saint-Jean d'Illac	2,931	225	120	2,631
Wallingstown Company	1,718	10,729	552	3,932
Wallingstown Company Ltd.	71	79	1	5
Total	16,781	28,305	1,674	19,278

7.4.2 Income statement for the year ended 31 December 2004

Company	Sales	Expenses	Share of income
Cara Partners	2,402	(9,875)	4,914
Garnay Inc.	292	(808)	372
Linnea S.A.	9,057	(8,438)	220
Perechin Company	—	(1)	(3)
Portpirie Company	—	—	—
Saint-Jean d'Illac	430	(1,048)	195
Wallingstown Company	11,350	(4,286)	8,409
Wallingstown Company Ltd.	—	(225)	(3)
Total	23,531	(24,681)	14,104

7.5 Related party information

7.5.1 Executive officer compensation

Compensation paid to executive officers in 2004 was K€3,646.

7.5.2 Transactions with related parties

7.5.2.1 Income statement items at 31 December 2004

	Income	Expense	Charge to provisions and losses on irrecoverable loans
	(in thousands of euros)		
Parent company	—	—	—
Non-consolidated subsidiaries[1]	nm	nm	1,095
Joint ventures	6,652	22,079	—
Companies over which the Group's executive officers exercise significant influence[2]	—	1,156	—
Total	6,652	23,235	1,095

(1) Amounts not material

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

7.5.2.2 Balance sheet items at 31 December 2004

	Loans/ receivables	Trade receivables	Bank loans	Trade payables
	(in thousands of euros)			
Parent company	—	—	—	—
Non-consolidated subsidiaries[1]	nm	nm	nm	nm
Joint ventures	—	2,159	5,917	3,519
Companies over which the Group's executive officers exercise significant influence[2]	—	—	—	346
Total, gross	0	2,159	5,917	3,865
Less provisions for doubtful debts	—	—	—	—
Total, net	0	2,159	5,917	3,865

(1) Amounts not material

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

7.5.2.3 Off-balance sheet commitments

These comprise rent commitments to companies over which executive officers of the Group exercise significant influence. The total amount of future rent payments due in respect of rented premises amounts to €2.4 million.

7.6 Subsequent events

- On 25 January 2005, the Group signed a preliminary agreement granting its partner Inamed distribution rights over the Group's Botulinum Toxin Type A for use in cosmetic dermatology. Inamed currently has exclusive rights to gain regulatory approval and market the product under the brand name Reloxin® in the United States, Canada and Japan. Once the final agreement has been signed in the second half of 2005, Inamed's distribution rights will be extended to new international markets, principally in Europe. On signature of the final agreement, Inamed will pay the Group a fixed, non-reimbursable sum, together with milestone payments based on gaining regulatory approval in the five main European countries. The preliminary agreement also requires Inamed to pay royalties on future sales. On the day the preliminary agreement was signed, the Group received the amount of €2 million.
- On 10 May 2005, the Group signed an agreement with subsidiaries of the F. Hoffmann-La Roche Ltd. Group ("Roche") terminating their agreement of 13 December 2002 for the joint development of Diflomotécan® and BN 80927, two anticancer candidates in the Group's research portfolio. Under the agreement, Roche paid the Group a fixed sum and transferred the intellectual property rights it held over the products to the Group. The Group and Roche also agreed that should the Group subsequently grant rights over the two products to another party, it will pay Roche a fixed sum which decreases over time.

  The same day, the Group signed a settlement with Roche terminating the licence agreement and their dispute regarding the calculation of royalties due from the Group on sales of Decapeptyl in certain territories. As part of the settlement, the Group paid Roche a fixed sum in respect of royalties claimed by Roche on the Group's sales prior to 31 December 2004. In exchange, Roche agreed not to claim any further royalties for Decapeptyl sales made after that date.
- On 17 February 2005, the Board of Directors of Mayroy S.A. (formerly Ipsen S.A.), parent company of Ipsen S.A. (formerly Beaufour Ipsen S.A.S.), approved a restructuring transaction that would result in the transfer, either directly or indirectly, of all its assets to its subsidiary Ipsen S.A. (see note 8.1).

No other event has occurred between the reporting date and the date on which the financial statements were approved by the Board of Directors that might have a material impact on either the consolidated or separate financial statements of Ipsen S.A. or warrant disclosure in these notes.

8. French GAAP pro forma financial statements

8.1 Assumptions used to prepare the French GAAP pro forma financial statements

In June 2005, the Mayroy Group restructured its operations as Mayroy S.A. transferred to Ipsen S.A. all of its operational assets and affiliates. Mayroy S.A. is the majority shareholder of Ipsen S.A. and a company organised under the laws of Luxembourg.

On 1 June 2005, as part of this restructuring, Mayroy S.A transferred an intangible asset to Ipsen Farmaceutica B.V. representing future royalty income due under a licence agreement.

Mayroy S.A. then transferred the following assets on 30 June 2005:

— 100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands.

— 46.59% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which S.C.R.A.S., a wholly-owned subsidiary of the Company, previously held 53.41% of the share capital and voting rights.

— 49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which S.C.R.A.S. previously held 50.29% of the share capital and voting rights.

— The Ipsen brands and trademarks.

These assets and holdings were transferred to Ipsen S.A. using the procedure described in article L.225-147 of the *Code de Commerce.*

Simultaneously with the asset transfer, Mayroy S.A. subscribed to a new share issue for cash made by Ipsen S.A. in the sum of €66,000,008.10 in order to transfer the Mayroy Group's cash balance held by Mayroy S.A., to Ipsen S.A.

Following this restructuring, Ipsen S.A. holds all the Ipsen Group's operating assets and equity interests while Mayroy S.A. holds 100% of Ipsen S.A.'s share capital and voting rights.

The pro forma financial statements are based on the following assumptions:

8.1.1 Asset transfers

Mayroy S.A.'s equity interests have been transferred to Ipsen S.A. at their net book value. The transfer led to the Group consolidating subsidiaries owned by Biomeasure Inc., Ipsen Ltd. and Ipsen Farmaceutica BV.

8.1.2 Accounting for certain transactions in the consolidated accounts

The transaction described above constitutes, according to the IFRS standards, a group operation of businesses which implies the entities are under common control. These operations are explicitly excluded from the scope of application of the IFRS 3 standard. In cases where the IFRS standards do not apply, the IAS 8 standard requires the use of a recognised accounting standard. Under the U.S. standard, SFAS 141 ''Business combination'', the transfer of assets between entities under common control must be accounted for in the financial statements of the receiving entity at their book value in the financial statements of the transferring entity on the date of the restructuring operation.

Due to the obligation that the consolidated financial statements of Ipsen SA must conform to the IFRS standards, the transferred assets have been recorded at their net book value as recorded in the consolidated financial statements of the transferring company on the date the transfers were completed. This accounting treatment did not give rise to the recognition of any goodwill.

Consequently, the Ipsen Group's historical financial statements are not directly comparable with the financial statements at 30 June 2005 after the restructuring operations. For comparative purposes, therefore, pro forma accounts have been drawn up for 2002, 2003 and 2004, based on the Ipsen Group's historical financial statements, to present the Group's activity and results as if the restructuring had taken place prior to 1 January 2002.

The pro forma figures do not necessarily reflect the Ipsen Group's future results or the financial position that would have been achieved had the restructuring operations actually taken place prior to 1 January 2002.

8.1.3 Other assumptions

- The Ipsen brands and trademarks have been transferred at their net book value.
- The intangible asset representing future royalty income transferred to Ipsen Farmaceutica B.V. has been accounted for on the basis of its historical value in Mayroy S.A.'s financial statements, i.e. a net book value of zero.
- The royalty income received in 2002, 2003 and 2004 in respect of the intangible asset has been accounted for on the basis of the amounts actually received by Mayroy S.A. in those years.
- The €66 million share issue for cash made by Ipsen S.A. was made before 1 January 2002, together with a corresponding increase in cash for the three years under review.

- This cash generated financial income in 2002, 2003 and 2004, calculated on the basis of one-year EONIA.
- Mayroy S.A. provided financing for its subsidiaries. The pro forma financial statements assume that the loans were granted by Ipsen S.A. and have therefore been eliminated in consolidation. The corresponding amount has been deducted from cash.
- Under financing agreements entered into by the Group (Ipsen S.A.'s syndicated loan in 2002 and part of 2003 and its 5-year bilateral credit facility from 17 December 2003), Mayroy S.A. provided a guarantee for its borrower subsidiaries and charged them a guarantee fee. Following the restructuring, Ipsen S.A. is responsible for financing its subsidiaries with effect from 30 June 2005. Accordingly, in the pro forma financial statements, it is assumed that the fees were received by Ipsen S.A. and they have therefore been eliminated in consolidation.
- As part of the restructuring operations, some Mayroy S.A. employees have been transferred to Ipsen S.A. The corresponding personnel costs have been included on the basis of the amounts actually paid by Mayroy S.A. in the years under review.
- The tax effects have been calculated as if the transactions took place on the pro forma dates.

8.2 Impact of pro forma assumptions under French GAAP

The following tables shows a reconciliation of the Group's French GAAP published and pro forma financial statements.

8.2.1 Consolidated balance sheet 31 December 2004 before allocation of net profit for the period

	December 2004 published	Transfer of shares (note 8.1.1)	Impact of restatements (note 8.1.2)	December 2004 pro forma
	(in thousands of euros)			
ASSETS				
Goodwill	129,908	51,374		181,282
Intangible assets	26,262	9,624	183[A]	36,069
Property, plant and equipment				
Cost	365,649	49,599		415,248
Depreciation, amortisation and provisions	(212,863)	(24,573)		(237,436)
Net	152,786	25,026		177,812
Long-term investments				
Investments in & advances to non-consolidated subsidiaries	5,398	(2,345)		3,053
Other long-term investments	1,507			1,507
	6,905	(2,345)		4,560
Total fixed assets	315,861	83,679	183	399,723
Deferred taxes	6,840	464		7,304
Inventories	65,087	6,377		71,464
Trade receivables	160,234	(97)		160,137
Other current assets	46,381	(16,309)	4,956[B]	35,028
Short-term investments and deposits	6,587		66,000[C]	72,587
Cash	12,712	22,527	(13,505)[D]	21,734
Total current assets	297,841	12,962	57,451	368,254
TOTAL ASSETS	613,702	96,641	57,634	767,977
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity				
Share capital	446,863	58,528	66,000	571,391
Additional paid-in capital and reserves	(347,038)	7,461	(23,736)	(363,313)
Net profit for the period	77,185	15,423	16,103	108,711
Cumulative translation reserve	(5,099)	(2,162)	(5)	(7,266)
Total shareholders' equity	171,911	79,250	58,362[G]	309,523
Minority interests	22,945	(21,773)		1,172
Provisions and long-term liabilities				
Provisions for retirement and similar benefits	3,670	49		3,719
Provisions for risks and charges	23,809	718		24,527
Bank borrowings	171,013	43,997		215,010
Other long-term debt	23,093	(10,638)		12,455
	221,585	34,126		255,711
Deferred taxes	556	285		841
Current liabilities				
Short-term debt	3,864	7,299	(100)[E]	11,063
Trade payables	99,944	161	(773)[E]	99,332
Other current liabilities	91,340	(2,708)	145[F]	88,777
Bank overdrafts	1,557	1		1,558
	196,705	4,753	(728)	200,730
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	613,702	96,641	57,634	767,977

The notes hereto form an integral part of the consolidated financial statements.

Note A	Ipsen brands	K€ 183
Note B	Bayer royalties	K€ 4,956
Note C	Transfer of cash	K€ 66,000
Note D	Transfer of loans	K€(13,505)
Note E	Elimination of non-utilisation fees	K€ (100)
	Elimination of guarantee fees	K€ (773)
		K€ (873)
Note F	Directors' fees	K€ 60
	Executive directors' remuneration	K€ 85
		K€ 145
Note G	Pro forma shareholders' equity is given for indicative purposes only and is not representative of reality after the restructuring operations.	

8.2.2 Income statement for the year ended 31 December 2004 (French GAAP)

	December 2004 published	Transfer of shares (note 8.1.1)	Impact of restatements (note 8.1.2)	December 2004 pro forma
		(in thousands of euros)		
Sales	742,474	27,709		770,183
Cost of goods sold	(184,563)	10,597		(173,966)
Gross profit	557,911	38,306		596,217
Selling, general and administrative expenses	(307,065)	(9,078)	(268)[A]	(316,411)
Research and development expenses	(144,347)	(3,053)		(147,400)
Other operating income and expenses	43,749	(10,155)	15,306[B]	48,900
Restructuring costs	(14,320)			(14,320)
Operating income	135,928	16,020	15,038	166,986
Financial income/(expenses)	(11,996)	(787)	1,544[C]	(11,239)
Exceptional items	12,605	(280)		12,325
Income taxes	(40,222)	(1,317)	(479)[D]	(42,018)
Net profit of consolidated subsidiaries	96,315	13,636	16,103	126,054
Share of income of companies sold	1,233			1,233
Goodwill amortisation	(16,170)	(2,141)		(18,311)
Net profit for the year	81,378	11,495	16,103	108,976
attributable to equity holders of the parent	77,185	15,423	16,103	108,711
attributable to minority interest	4,193	(3,928)		265

The notes hereto form an integral part of the consolidated financial statements.

Note A	Impact of transferring executive Directors' remuneration	K€ (899)
	Impact of transferring Directors' fees	K€ (445)
	Impact of eliminating guarantee fees	K€ 1,076
		K€ (268)
Note B	Impact of transferring Bayer royalties	K€15,306
Note C	Impact of financial income generated by cash transferred	K€ 1,350
	Impact of eliminating non-utilisation fees	K€ 194
		K€ 1,544
Note D	Impact of tax on financial income generated by cash transferred	K€ (479)

8.2.3 Pro forma consolidated statement of cash flows at 31 December 2004 (French GAAP)

	December 2004 published	Transfer of shares (note 8.1.1)	Impact of restatements (note 8.1.2)	December 2004 pro forma
	(in thousands of euros)			
Operating activities				
Net profit before minority interests	81,378	11,495	16,103	108,976
Non cash and non operating items:				
Depreciation, amortisation and provisions	23,603	3,226	—	26,829
Goodwill amortisation	16,170	2,141	—	18,311
Net gains or losses on fixed asset disposals	(12,558)	387	—	(12,171)
Translation differences	404	121	—	525
Deferred taxes	(473)	(563)	—	(1,036)
Other non-cash items	(24)	(108)	—	(132)
Cash flow before changes in working capital	108,500	16,699	16,103	141,302
(Increase)/decrease in inventories	(4,556)	4,299	—	(257)
(Increase)/decrease in trade receivables	(25,060)	280	—	(24,780)
(Decrease)/increase in trade payables	9,969	2,876	55[A]	12,900
Net change in income tax liabilities	(3,341)	(1,688)	—	(5,029)
Net change in other operating assets and liabilities	1,008	87	(390)[B]	705
Change in working capital related to operating activities	(21,980)	5,854	(335)	(16,461)
NET CASH PROVIDED BY OPERATING ACTIVITIES	86,520	22,553	15,768	124,841
Investing activities				
Acquisition of fixed assets	(53,901)	(70,991)	—	(124,892)
Proceeds from disposal of equity investments	16,451	—	—	16,451
Proceeds from disposal of intangible assets and property, plant & equipment	1,104	—	—	1,104
Impact of changes in the scope of consolidation	(726)	(3,066)	—	(3,792)
Dividends received				
Investment subsidies received	128	125	—	253
Other cash flows related to investing activities	91	(12)	—	79
Change in working capital related to investing activities	8,890	(440)	—	8,450
NET CASH USED BY INVESTING ACTIVITIES	(27,963)	(74,384)	—	(102,347)

	December 2004 published	Transfer of shares (note 8.1.1)	Impact of restatements (note 8.1.2)	December 2004 pro forma
		(in thousands of euros)		
Financing activities				
Additional long-term borrowings	82,352	43,998	—	126,350
Repayment of long-term borrowings	(47,051)	—	—	(47,051)
Net change in short-term borrowings	(322)	—	—	(322)
Capital increases made by subsidiaries				
Capital reductions made by subsidiaries	442	—	—	442
Dividends paid by Ipsen S.A.	(91,900)	—	—	(91,900)
Dividends paid by subsidiaries to minority interests	(2,087)	1,968	—	(119)
Payments made to minority interests by set off against their short-term advances	—	—	—	—
Change in working capital related to financing activities	(13,035)	13,403	—	368
NET CASH USED BY FINANCING ACTIVITIES	(71,601)	59,369	—	(12,232)
Reported change in cash and cash equivalents	(13,044)	7,538	15,768	10,262
Impact of pro forma restatements	—	—	(15,227)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS	(13,044)	7,538	541	(4,965)
Cash and cash equivalents at the beginning of the year	32,834	14,396	52,495	99,725
Impact of exchange rate movements	(2,048)	592	(541)	(1,997)
Cash and cash equivalents at the end of the year	17,742	22,526	52,495	92,763

Note A	Change in liability in respect of guarantee fees	K€55
Note B	Change in receivable in respect of Bayer royalties	K€(522)
	Change in liability in respect of executive Directors' remuneration	K€72
	Change in liability in respect of Directors' fees	K€60
		K€(390)

8.2.4 Statement of changes in shareholders' equity — Group share at 31 December 2004 (French GAAP)

	Share capital	Additional paid-in capital and warrants	Reserves	Net profit for the year	Other			Shareholders' equity
					Translation differences	Revaluation reserve	Total	
				(in thousands of euros)				
Balance at 31 December 2003	571,391	30,471	(388,476)	101,437	(4,227)	—	(4,227)	310,596
Net profit for the year	—	—	—	108,711	—	—	—	108,711
Allocation of prior year net profit	—	—	101,761	(101,437)	(324)	—	(324)	—
Dividend paid by parent company	—	—	(91,900)	—	—	—	—	(91,900)
Change in cumulative translation reserve	—	—	—	—	(2,710)	—	(2,710)	(2,710)
Change in investment subsidies and special revaluation reserve	—	—	58	—	—	—	—	58
Impact of pro forma restatements	—	—	(15,227)	—	(5)	—	—	(15,232)
Balance at 31 December 2004	571,391	30,471	(393,784)	108,711	(7,266)	—	(7,266)	309,523

The notes hereto form an integral part of the consolidated financial statements.

Report of the Statutory Auditors on their limited review of the interim consolidated financial statements

The following is a free translation for convenience purposes only of the French language original. Accounting principles and auditing standards and their application in practice vary among different countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in half-year report may differ from those generally accepted and applied by auditors in other countries. Accordingly, the financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for the use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche — 75016 Paris

Share capital: € 74 936 490

Statutory auditors' review report on the half year consolidated financial statements

For the six month period ended 30 June 2005

Further to your request and in our capacity as statutory auditors of Ipsen S.A., we have performed a limited review of the accompanying consolidated financial statements of Ipsen S.A. for the half-year ended 30 June 2005.

The half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to report on these half year consolidated financial statements based on our limited review.

As part of the conversion to International Financial Reporting Standards (IFRS) as adopted in the European Union for the preparation of the 2005 consolidated financial statements, the half year consolidated financial statements have been prepared for the first time by applying the recognition and measurement principles under IFRS as adopted in the EU and set out in the notes to the half year consolidated financial statements, in the format of interim financial statements as defined in the General Regulation issued by the Autorité des Marchés Financiers (French Securities Regulator). They include comparative data for the full-year 2004 and the first-half year of 2004 using the same principles, except for IAS 32 and IAS 39 relating to financial instruments which have been applied since 1 January 2005.

We conducted our limited review in accordance with the professional standards applicable in France. Those standards require that we plan and perform limited procedures to obtain moderate assurance, lower than that which would result from an audit, as to whether the half year consolidated financial statements are free from material misstatement. A review of this nature does not include certain procedures required by an audit and is limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying half year consolidated financial statements are not presented, in all material respects, in accordance with the rules governing presentation and disclosure applicable in France and with the recognition and measurement principles under IFRS as adopted in the European Union, as described in the notes to the half year consolidated financial statements.

Without qualifying the conclusion expressed above, we draw attention to the note 2.1.1. to the half year consolidated financial statements which sets out the reasons why the comparative information that will be presented in the consolidated financial statements for the year ending 31 December 2005 and in the consolidated financial statements for the half year ending 30 June 2006 may differ from the information presented in the accompanying interim consolidated financial statements.

Paris La Défense and Neuilly sur Seine, 30 September 2005

The statutory auditors

KPMG Audit
Department of KPMG S.A.

Jean Gatinaud
Partner

Deloitte & Associés

Christophe Perrau
Partner

Report of the Statutory Auditors on the pro forma interim financial statements

This is a free translation into English of the auditors' assurance report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche — 75016 Paris

Share capital: € 74 936 490

Auditors' assurance report on the pro forma consolidated financial information

For the six month period ended 30 June 2005

As statutory auditors of Ipsen S.A. and in accordance with the requirements of EU Regulation 2004-809, we report on the pro forma consolidated financial information prepared in accordance with the International Financial Reporting Standards for the six month period ended 30 June 2005 and set out in part 5.6 of the Ipsen *document de base* (registration document).

The pro forma consolidated financial information has been prepared, for illustrative purpose only, to provide the effect that, the transfer at 30 June 2005 of all assets and operational holdings previously held by Mayroy, its majority shareholder, might have affected the consolidated profit and loss account of the company for the six month period ended June 30, 2005, if this restructuring was made at January 1st, 2002. Because of its nature, the pro forma consolidated financial information addresses a hypothetical situation and, therefore, does not represent the company's actual financial position or results.

It is management's responsibility to prepare the pro forma consolidated financial information in accordance with requirements of EU Regulation 2004-809 and CESR's Guidance.

It is our responsibility to provide the opinion required by annex II item 7 of EU Regulation 2004-809 that the pro forma consolidated financial information has been properly compiled.

We performed our work in accordance with professional standards applicable in France. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments, and discussing the pro forma consolidated financial information with the directors of the company to obtain all the information and explanations we considered necessary.

In our opinion:

- The pro forma consolidated financial information has been properly compiled on the basis stated;
- That basis is consistent with accounting policies of the issuer.

Paris La Défense and Neuilly sur Seine, 30 September 2005

The statutory auditors

KPMG Audit *Department of KPMG S.A.*	Deloitte & Associés
Jean Gatinaud *Partner*	Christophe Perrau *Partner*

Consolidated balance sheet at 30 June 2005 before allocation of net profit

	Notes	30 June 2005	31 December 2004	31 December 2004 pro forma
		(Amounts in thousands of euros)		
ASSETS				
Goodwill	3.1	188,836	135,321	188,836
Other intangible assets, net	3.3	36,642	25,414	35,221
Property, plant and equipment, at cost		431,400	365,649	415,248
Depreciation, amortisation and impairment losses		(249,652)	(212,863)	(237,436)
Property, plant and equipment, net	3.4	181,748	152,786	177,812
Equity investments	3.5	2,733	2,972	3,003
Other non-current financial assets	3.6	2,102	4,448	2,292
Non-current financial assets		4,835	7,420	5,295
Deferred tax assets	3.7	15,598	7,771	8,235
Total non-current assets		427,659	328,712	415,399
Inventories		76,076	65,087	71,464
Trade receivables		175,978	160,234	160,137
Current tax assets		1,320	1,710	2,245
Other current assets	3.10	41,038	44,671	32,783
Cash and cash equivalents	3.8	41,591	19,299	94,321
Total current assets		336,003	291,001	360,950
TOTAL ASSETS		763,662	619,713	776,349
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital	3.9	571,391	446,863	571,391
Share premiums and consolidated reserves		(263,050)	(349,665)	(367,885)
Net profit for the year		62,075	83,001	117,638
Cumulative translation reserve		(3,980)	(5,142)	(7,346)
Shareholders' equity attributable to equity holders of the parent		366,436	175,057	313,798
Minority interests		1,432	22,672	1,188
Total Shareholders' equity		367,868	197,729	314,986
Retirement benefit obligations		7,964	7,546	7,594
Long-term provisions	3.10	9,563	9,722	10,330
Bank loans	3.11	157,703	171,013	215,010
Other financial liabilities		16,270	23,093	12,455
Deferred tax liabilities	3.7	1,196	555	862
Total non-current liabilities		192,696	211,929	246,251
Short-term provisions	3.10	2,968	4,130	4,240
Bank loans	3.11	9,523	648	10,171
Financial liabilities		2,441	3,216	892
Trade payables		90,457	99,944	99,332
Current tax liabilities		10,585	8,079	8,910
Other current liabilities		77,275	92,481	90,009
Bank overdrafts		9,849	1,557	1,558
Total current liabilities		203,098	210,055	215,112
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		763,662	619,713	776,349

The notes hereto form an integral part of the consolidated financial statements.

Consolidated income statement for the six month period from 1 January 2005 to 30 June 2005

	Notes	30 June 2005	30 June 2004	31 December 2004	Pro forma 30 June 2005	Pro forma 30 June 2004	Pro forma 31 December 2004
				(Amounts in thousands of euros)			
Sale of goods	5.1.1	394,299	364,413	740,275	412,704	377,655	767,825
Other revenue	5.1.2	39,992	27,431	54,961	45,684	31,979	63,287
Total revenue		434,291	391,844	795,236	458,388	409,634	831,112
Cost of goods sold		(94,751)	(89,364)	(184,483)	(88,961)	(82,968)	(173,832)
Research and development expenses		(74,180)	(61,292)	(140,809)	(75,635)	(62,221)	(143,243)
Selling, general and administrative expenses		(172,460)	(159,476)	(327,212)	(177,317)	(163,073)	(337,182)
Other operating income and expenses		1,919	1,426	5,683	174	(202)	2,123
Restructuring costs		—	(9,453)	(10,840)	—	(9,453)	(10,840)
Impairment losses		—	—	(10,757)	—	—	(10,757)
Operating income	4.1	94,819	73,685	126,818	116,649	91,717	157,381
Investment revenue		450	302	788	1,089	1,014	2,184
Finance costs		(4,211)	(5,076)	(10,588)	(4,378)	(5,183)	(11,004)
Net finance costs		(3,761)	(4,774)	(9,800)	(3,289)	(4,169)	(8,820)
Other financial income and expenses		(1,007)	(938)	(475)	(1,348)	(508)	(466)
Income taxes	5.4	(20,577)	(24,311)	(40,337)	(22,433)	(25,775)	(42,134)
Net profit from continuing operations		69,474	43,662	76,206	89,579	61,265	105,961
Discontinued operations		—	12,266	11,943	—	12,266	11,943
Net profit for the period		69,474	55,928	88,149	89,579	73,531	117,904
attributable to equity holders of the parent		62,075	49,159	83,001	89,368	73,435	117,638
minority interests	5.5	7,399	6,769	5,148	211	96	266
Basic earnings per share (€)	5.6	2.12	1.68	2.83	2.39	1.96	3.14
Diluted earnings per share (€)	5.6	2.12	1.68	2.83	2.39	1.96	3.14

The notes hereto form an integral part of the consolidated financial statements.

Consolidated statement of cash flows at 30 June 2005

	Notes	30 June 2005	31 December 2004	Pro forma 30 June 2005	Pro forma 31 December 2004
			(In thousands of euros)		
Net profit for the period		69,474	88,149	89,579	117,904
Non-cash and non-operating items:		—	—	—	—
Depreciation, amortisation and impairment losses	6.1	12,433	24,265	14,167	27,477
Change in financial instrument at fair value through profit and loss		436	—	436	—
Impairment of goodwill		—	10,757	—	10,757
Net gains or losses on disposal of non-current assets	6.2	14	(12,558)	31	(12,171)
Share of investment grant included in profit and loss		—	(24)	(54)	(127)
Exchange differences		(589)	407	(224)	525
Change in deferred taxes		(6,994)	(358)	(6,902)	(920)
Cost of stock options		1,269	2,247	1,269	2,247
Cash flow from operating activities before changes in working capital		76,043	112,885	98,302	145,692
(Increase)/decrease in inventories		(6,595)	(4,556)	(3,810)	(257)
(Increase)/decrease in trade receivables		(11,786)	(25,060)	(14,598)	(24,780)
(Decrease)/increase in trade payables		(11,516)	9,969	(10,374)	12,900
Net change in income tax liability		1,316	(3,279)	2,563	(4,967)
Net change in other operating assets and liabilities		(7,096)	(3,724)	(9,556)	(3,905)
Change in working capital related to operating activities		(35,677)	(26,650)	(35,775)	(21,009)
NET CASH PROVIDED BY OPERATING ACTIVITIES		40,366	86,235	62,527	124,683
Acquisition of non-current assets	6.4	(14,038)	(48,336)	(15,833)	(63,408)
Proceeds from disposal of intangible assets and property, plant and equipment		475	1,104	503	1,104
Acquisition of investments in non-consolidated companies		—	(1,250)	—	(1,250)
Impact of changes in the scope of consolidation	6.5	(51,650)	11,535	—	(47,449)
Other cash flows related to investing activities		129	93	178	76
Change in working capital related to investing activities		(13,743)	8,888	(14,589)	8,450
NET CASH USED IN INVESTING ACTIVITIES		(78,827)	(27,966)	(29,741)	(102,477)
Additional long-term borrowings		11,712	82,352	11,714	126,350
Repayment of long-term borrowings		(80,995)	(47,051)	(70,015)	(47,051)
Net change in short-term borrowings		(648)	(322)	(648)	(322)
Capital increase		124,528	—	—	—
Increase in share premiums		29,478	—	—	—
Capital reductions made by subsidiaries		—	442	—	442
Dividends paid by Ipsen S.A.		(29,303)	(91,900)	(29,303)	(91,900)
Dividends paid by subsidiaries to minority interests		(24)	(2,087)	(24)	(119)
Change in working capital related to financing activities		(2,427)	(12,748)	(141)	655
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES		52,321	(71,314)	(88,416)	(11,945)
Reported change in cash and cash equivalents		13,860	(13,045)	(55,630)	10,261
Impact of pro forma restatements	8.2.3	—	—	(5,583)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS		13,860	(13,045)	(61,213)	(4,966)
Cash and cash equivalents at the beginning of the year	6.6.1	17,742	32,834	92,763	99,725
Impact of exchange rate fluctuations		140	(2,047)	192	(1,996)
Cash and cash equivalents at the end of the year	6.6.2	31,742	17,742	31,742	92,763

The notes hereto form an integral part of the consolidated financial statements.

Consolidated statements of changes in shareholders' equity

	Share capital	Share premiums	Consolidated reserves	Net profit for the period	Cumulative translation reserve	Revaluation reserve	Shareholders' equity attributable to equity holders of the parent	Minority interests	Total shareholders' equity
					(in thousands of euros)				
Balance at 1 January 2004	446,863	—	(260,087)	—	(3,033)	—	183,743	20,642	204,385
Income and expenses recognised directly in shareholders' equity	—	—	—	—	—	—	—	—	—
Net profit for the period	—	—	—	83,001	—	—	83,001	5,148	88,149
Allocation of the prior year's income	—	—	136	—	(136)	—		—	—
Dividends	—	—	(91,900)	—	—	—	(91,900)	(2,087)	(93,987)
Change in cumulative translation reserve	—	—	—	—	(1,973)	—	(1,973)	(1,031)	(3,004)
Share-based payments	—	—	2,247	—	—	—	2,247	—	2,247
Other changes	—	—	(61)	—	—	—	(61)	—	(61)
Balance at 31 December 2004	446,863	—	(349,665)	83,001	(5,142)	—	175,057	22,672	197,729
Capital increases	124,528	29,478	—	—	—	—	154,006	—	154,006
Income and expenses recognised directly in shareholders' equity	—	—	—	—	—	—	—	—	—
Net profit for the period	—	—	—	62,075	—	—	62,075	7,399	69,474
Allocation of prior year result	—	—	83,213	(83,001)	(212)		—	—	—
Dividends	—	—	(29,303)	—	—	—	(29,303)	(24)	(29,327)
Change in cumulative translation reserve	—	—	—	—	3,809	—	3,809	57	3,866
Share-based payments	—	—	1,269	—	—	—	1,269	—	1,269
Impact of restructuring operations	—	—	1,958	—	(2,435)	—	(477)	(28,672)	(29,149)
Other changes	—	—	—	—	—	—	—		—
Balance at 30 June 2005	571,391	29,478	(292,528)	62,075	(3,980)	—	366,436	1,432	367,868

The notes hereto form an integral part of the consolidated financial statements.

Notes to the interim consolidated financial statements at 30 June 2005

1. Introduction

1.1 Presentation of the Group at 30 June 2005

1.1.1 Definition and business activities

A list of consolidated subsidiaries comprising the Ipsen Group can be found in Note 1.1.4.

The Group's holding company is Ipsen (formerly Beaufour Ipsen until 30 August 2005), a *société anonyme* founded in 1998, which acquired 100% of SCRAS S.A.S. on 17 December 1998.

The Group's business is the research, development, manufacture and sale of pharmaceutical products intended for human healthcare.

1.1.2 Significant events

1.1.2.1 Legal restructuring of the Group

1.1.2.1.1 Description of restructuring

In June 2005, the Mayroy Group restructured its operations. The Luxembourg parent company, Mayroy S.A., transferred all its assets and directly-owned operational holdings to Ipsen S.A.

On 1 June 2005, as part of this restructuring, Mayroy S.A (parent company of wholly-owned subsidiary Ipsen S.A.), transferred an intangible asset to Ipsen Farmaceutica B.V. representing future royalty income due under a licence agreement.

Mayroy S.A. then transferred the following assets on 30 June 2005:

- 100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands.
- 46.59% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which S.C.R.A.S. previously directly held 53.41% of the share capital and voting rights.
- 49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which S.C.R.A.S. previously directly held 50.29% of the share capital and voting rights.
- The Ipsen brands and trademarks.

These assets and holdings were transferred to the Ipsen S.A. using the procedure described in article L.225-147 of the *Code de Commerce.*

Simultaneously with the asset transfer, Mayroy S.A. subscribed to a new share issue for cash made by Ipsen S.A. in the amount of €66,000,008.10 in order to transfer the bulk of its cash balance to Ipsen S.A.

Following this restructuring, Ipsen S.A. holds all the Ipsen Group's operating assets and equity interests while Mayroy S.A. holds 100% of Ipsen S.A.'s share capital and voting rights.

1.1.2.1.2 Basis for accounting for the restructuring in the consolidated financial statements

Under IFRS, the restructuring operation described above is a business involving entities under common control. These reorganisations are explicitly excluded from the scope of application of IFRS 3. In such cases, IAS 8 requires the use of a recognised accounting standard. Under U.S. standard SFAS 141 ''Business combinations'', transfers of assets between entities under common control are accounted for in the financial statements of the receiving entity at their net book value in the financial statements of the transferring entity on the date of the restructuring operation.

Accordingly, in Ipsen S.A.'s IFRS consolidated financial statements, the assets transferred have been accounted for at their net book value in the financial statements of the transferring company on the date of the asset transfer.

The operation did not give rise to the recognition of goodwill as the reserves acquired were transferred to the Group's shareholders' equity on 30 June 2005.

1.1.2.1.3 Asset transfer on 30 June 2005: impact on the interim consolidated financial statements

The transfer took place on 30 June 2005 and Ipsen S.A.'s consolidated balance sheet therefore includes all the assets and liabilities transferred.

However, the income statement does not include transactions carried out during the first half by the companies transferred.

In the period from 1 January to 30 June 2005, net profit attributable to minority interests in the companies transferred (directly or indirectly) amounted to K€7,187. At 30 June 2005, following the restructuring, the minority interests no longer existed and this sum was therefore reclassified as consolidated reserves attributable to shareholders' equity in the parent at 30 June 2005.

To provide a better understanding of the restructured group's performance, pro forma figures have been presented in note 9, together with an explanation of the assumptions used to prepare those figures.

1.1.2.2 Partnerships

- On 25 January 2005, the Group signed a preliminary agreement granting its partner Inamed distribution rights over the Group's Botulinum Toxin Type A for aesthetic medial purposes. Inamed currently has exclusive rights to gain regulatory approval and market the product under the brand name Reloxin® in the United States, Canada and Japan. Once the final agreement has been signed in 2005, Inamed's distribution rights will be extended to new international markets, principally in Europe. On signature of the final agreement, Inamed will pay the Group a fixed, non-reimbursable sum, together with milestone payments based on gaining regulatory approval in the five main European countries. The preliminary agreement also requires Inamed to pay royalties on future sales. On the day the preliminary agreement was signed, the Group received the sum of €2.0 million.

- On 10 May 2005, the Group signed an agreement with subsidiaries of the F. Hoffmann-La Roche Ltd. Group (''Roche'') terminating their agreement of 13 December 2002 for the joint development of Diflomotécan® and BN 80927, two anticancer candidates in the Group's research portfolio. Under the agreement, Roche paid the Group a fixed amount and transferred the intellectual property rights it held over the products to the Group. The parties also agreed that should the Group subsequently grant rights over the two products to another party, it will pay Roche a fixed amount which decreases over time.

  The same day, the Group signed a settlement with Roche terminating the licence agreement and their dispute regarding the calculation of royalties due from the Group on sales of Decapeptyl® in certain territories. As part of the settlement, the Group paid Roche a fixed amount in respect of royalties claimed by Roche on the Group's sales prior to 31 December 2004. In exchange, Roche agreed not to claim any further royalties for Decapeptyl® sales made after that date.

  These two agreements had the net effect of increasing the Group's operating income by €2.2 million in H1-2005 compared with H1-2004.

1.1.2.3 Debt refinancing

Until 17 June 2005, Ipsen S.A. (and some of its subsidiaries) had the use of credit lines arranged by its parent company, Mayroy S.A., for which it had signed a series of supplemental utilisation agreements. On 17 June 2005, the Company arranged four bilateral credit lines in its own name and the original and supplemental agreements between Mayroy S.A. and the Ipsen S.A. were terminated.

This transaction is described in detail in note 3.11.

1.1.2.4 Governmental measures

- During the period, European governments introduced various measures to reduce public health spending, which have had an impact on the Group's income:
  - In Germany, reference prices were fixed for drugs in certain therapeutic classes. Consequently, the 16.0% sales tax introduced in 2004 was reduced to 6.0% with effect from 1 January 2005.
  - In Italy, the 6.8% sales tax introduced at the end of June 2004 was renewed for 2005 and had not been rescinded at 30 June 2005 despite being supposedly temporary in nature. In addition, following a government measure in 2003, sales to hospitals continued to increase (to the detriment of sales to wholesaler distributors), reaching 53.6% in H1-2005 compared with 41.8% in H1-2004.
  - In the United Kingdom, the price of drugs was cut by an average of 7.0% with effect from 1 January 2005 under the Pharmaceutical Price Regulation Scheme (PPRS).
  - In Spain, an additional 4.2% sales tax was introduced on 1 February 2005, following the government's cancellation of the ''pacto social''.
- In Belgium, the price of Decapeptyl® was cut by 14% on 1 July 2005 following a government decision. The price cut was factored into selling prices to wholesale distributors during the first half.
- Falling drug prices, due both to governmental measures and to commercial pressure in some countries, depressed H1-2005 sales by €2.7 million compared with H1-2004, representing a 0.7 percentage point slowdown in sales growth at the end of June 2005.

These various measures mostly affect products in the Group's targeted therapeutic areas, and more particularly Decapeptyl® and Somatuline®.

1.1.3 Changes in the scope of consolidation

The only changes in the scope of consolidation during the period arose as a result of the Group's legal restructuring described in note 1.1.2.1.

The following companies were transferred directly or indirectly to the Ipsen Group and have therefore been consolidated for the first time.

- Ipsen Farmaceutica B.V.
- BB et Cie S.A.S.
- Elsegundo Ltd
- Ipsen Manufacturing Ireland Ltd
- Wallingstown Company
- Portpirie Company
- Perechin Company
- Cara Partners
- Ipsen Pharma GmbH
- Intersan GmbH

The transfer of 49.71% of Biomeasure Inc. and 46.59% of Ipsen Ltd. does not represent a change in the scope of consolidation *per se*, but simply a change in the percentage control over these companies and their subsidiaries. They were already controlled and therefore fully consolidated by the Group prior to the restructuring.

The transfer of Ipsen Farmaceutica BV, which holds minority interests in Ipsen SPA, Ipsen Produtos Farmaceuticos S.A. and Ipsen Pharma S.A., led to a change in percentage control over these companies, which were already controlled and fully consolidated by the Group prior to the restructuring.

1.1.4 Companies included in the scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

- Country of incorporation;
- Place of registered office (State of incorporation for US companies);
- At each year end, the percentage of voting rights and share capital held (these percentages differ where the Group's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 30 June 2005 and 31 December 2004

Name and legal form	Country	Registered office	30 June 2005 % voting rights	30 June 2005 % share capital	31 December 2004 % voting rights	31 December 2004 % share capital	31 December 2004 pro forma % voting rights	31 December 2004 pro forma % share capital
Fully consolidated companies								
Ipsen S.A. (parent company)	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	100.0	100.0	100.0	100.0
BB et Cie S.A.S.	France	Paris	100.0	100.0	—	—	100.0	100.0
Beaufour-Ipsen Industrie S.A.S.	France	Dreux	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd	Korea	Seoul	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd	China	Tianjin	96.0	96.0	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	100.0	100.0	50.29	50.29	100.0	100.0
Elsegundo Ltd	Ireland	Cork	100.0	100.0	—	—	100.0	100.0
Institut für Pharmazeutische und Klinische Forschung GmbH (Intersan)	Germany	Ettlingen	100.0	100.0	—	—	100.0	100.0
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0	80.0	80.0
Ipsen Ltd	UK	London	100.0	100.0	53.41	53.41	100.0	100.0
Ipsen N.V.	Belgium	Ghent	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen S.p.A.	Italy	Milan	100.0	100.0	66.67	66.67	100.0	100.0
Ipsen Biopharm Ltd	UK	Wrexham	100.0	100.0	100.0	53.41	100.0	100.0
Ipsen Farmaceutica B.V.	Netherlands	Hoofddorp	100.0	100.0	—	—	100.0	100.0
Ipsen Inc.	USA	Massachusetts	100.0	100.0	100.0	53.41	100.0	100.0
Ipsen Pharma Biotech S.A.S.	France	Signes	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Pharma GmbH	Germany	Ettlingen	100.0	100.0	—	—	100.0	100.0
Ipsen Pharma S.A.	Spain	Barcelona	100.0	100.0	64.22	64.22	100.0	100.0
Ipsen Pharmaceuticals Ltd	Ireland	Dublin	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	100.0	100.0	75.0	75.0	100.0	100.0
Ipsen Scandinavia A/S	Denmark	Copenhagen	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Manufacturing Ireland Ltd	Ireland	Dublin	100.0	100.0	—	—	100.0	100.0
Porton International Inc.	USA	Delaware	100.0	100.0	100.0	53.41	100.0	100.0
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S. (SCRAS)	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Sterix Ltd	UK	London	100.0	100.0	100.0	53.41	100.0	100.0
Proportionately consolidated companies								
Cara Partners	Ireland	Cork	50.0	50.0	—	—	50.0	50.0
Garnay Inc.	USA	South Carolina	50.0	50.0	50.0	50.0	50.0	50.0
Linnea S.A.	Switzerland	Riazzino	50.0	50.0	50.0	50.0	50.0	50.0
Perechin Unlimited Company	Ireland	Cork	50.0	50.0	—	—	50.0	50.0
Portpirie Unlimited Company	Ireland	Cork	50.0	50.0	—	—	50.0	50.0
Saint-Jean d'Illac S.C.A.	France	Paris	50.0	50.0	50.0	50.0	50.0	50.0
Wallingstown Company	Ireland	Cork	50.0	50.0	—	—	50.0	50.0
Wallingstown Company Ltd	Ireland	Cork	50.0	50.0	50.0	50.0	50.0	50.0

2. Significant accounting policies

2.1 Basis for accounting and significant accounting policies

2.1.1 Introduction

Under regulation 1606/2002 adopted on 19 July 2002 by the European Parliament and the European Council, the Group is required to prepare its consolidated financial statements for 2005 using the international financial reporting standards (IFRS) as endorsed by the European Union on the date of preparation.

International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and their interpretations as published by the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). For simplicity, they are collectively referred to as international reporting standards (IFRS).

The consolidated financial statements published prior to 2005 were prepared in accordance with French generally accepted accounting standards as set out in regulation 99-02 issued by *Comité de la Réglementation Comptable* and approved by decree on 22 June 1999.

The 2004 comparative figures have been prepared using those IFRSs effective on the date of preparation of the 2005 interim consolidated financial statements and in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

The consolidated financial statements for the year ended 31 December 2005 and the comparative 2004 figures will be prepared on the basis of the international financial reporting standards effective on 31 December 2005. The figures at 31 December 2004 and 30 June 2005 presented herein may subsequently be revised to take account of any changes to those standards as endorsed by the European Commission.

The Group has elected to adopt IFRS 5 Non-current Assets Held for Sale and Discontinued Operations prospectively as of 1 January 2004. The impacts of transition to IFRS are described in the IFRS consolidated financial statements for the year ended 31 December 2004 and in notes 2.1.2 and 7.1 herein.

The Group has also adopted IAS 32 and 39 on financial instruments as of 1 January 2005. The impact is presented in note 7.2.

As these standards have been adopted prospectively, the 2004 figures are not comparable.

The interim consolidated financial statements have been prepared in accordance with the international financial reporting standards described below and endorsed by the European Union at 30 June 2005, and with French standards on presentation and notes set out in CNC recommendation 99-R01. IAS 34 requires the presentation of a statement of cash flows at 30 June 2004 and a statement of changes in shareholders' equity from 1 January 2004 to 30 June 2004, which has not been provided herein.

The interim consolidated financial statements were approved by the Board of Directors on 26 September 2005.

2.1.2 Transition to IFRS

As a first-time adopter of IFRS, the Group has prepared an opening IFRS balance sheet at 1 January 2004 with retrospective application as required by IFRS 1.

The Group has elected for the following exemptions to retrospective application as permitted by IFRS 1:

- Previously unrecognised actuarial gains and losses in respect of the Group's retirement benefit obligations have been recognised directly in equity at 1 January 2004;
- Business combinations prior to 1 January 2004 have not been restated in accordance with IFRS 3;

- Only those stock option plans granted after 7 November 2002 have been recognised in accordance with IFRS 2.

The balance sheet is presented as current and non-current items as required by IAS 1.

2.2 Basis for accounting

The interim consolidated financial statements have been prepared using the historical cost convention, with the exception of certain asset and liability classes in accordance with IFRS. The assets and liabilities concerned are described in the notes below.

2.3 Use of estimates

In order to prepare the financial statements, the Group is required to make certain estimates and assumptions with respect to the value of assets and liabilities, income and expense items, and information given in the notes.

Management has made these estimates and assumptions on the basis of its past experience and other factors deemed reasonable. The actual figures appearing in subsequent financial statements may differ from these estimates should the assumptions change or if actual conditions are different.

The principal material estimates made by management concern employee benefits, goodwill, intangible assets and provisions.

2.4 Consolidation methods

Major subsidiaries over which the Group exercises exclusive control are fully consolidated. Companies controlled jointly with a limited number of outside partners are proportionately consolidated. Companies over which the Group exercises significant influence are accounted for using the equity method. Significant influence is deemed to exist where its shareholding exceeds 20%.

Investments in companies which are not consolidated even though they meet the above conditions are recognised as equity investments.

The following principles are applied in deciding whether a subsidiary should be excluded from the scope of consolidation:

- companies accounted for using the equity method: the thresholds are determined by reference to the company's relative contribution to consolidated shareholders' equity, income and goodwill;
- fully or proportionately consolidated companies: the thresholds are determined by reference to the company's relative contribution to consolidated revenue, operating income, shareholders' equity and total assets.

Given the particularly exhaustive nature of the Group's scope of consolidation, it has not yet been deemed necessary to define materiality thresholds.

To date, the exclusion of a company from the scope of consolidation has not had any material impact on the Group, having never exceeded 1.5% of any of the consolidated aggregates referred to above.

2.5 Business combinations

Business combinations are accounted for using the purchase method.

On first-time consolidation of an exclusively controlled company, identifiable assets, liabilities and contingent liabilities are valued at their fair value. Fair value adjustments are included in the assets and liabilities concerned, together with any minority interests. The difference between the purchase price and the Group's share in the fair value of the underlying net assets acquired is treated as goodwill (see also the note on impairment of assets).

2.6 Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

- Major western European countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of the world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

2.7 Conversion of financial statements into foreign currencies

The balance sheets of subsidiaries whose functional currency is not the euro are converted at the exchange rates prevailing on the reporting date. Their income statements and statements of cash flows are translated at the average rate for the year.

Exchange differences are transferred to the cumulative translation reserve, which forms an integral part of the Group's shareholders' equity, and to minority interests for the non-Group share.

These differences arise from:

- the impact on shareholders' equity of any difference between the rates used for the opening and closing balance sheets;
- the impact on income of any difference between the year's average rate and closing rate.

Goodwill and fair value adjustments arising upon acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. Accordingly, they are expressed in the entity's functional currency and translated at the rate prevailing on the reporting date.

2.8 Conversion of foreign currency transactions

Receivables and payables denominated in foreign currencies are initially converted at the exchange rates prevailing on the transaction date and then revalued at the closing rates prevailing on the reporting date. Any resulting gains or losses are recognised in profit and loss. Income statement and cash flow items are translated at the rates prevailing on the transaction date.

2.9 Exchange differences with respect to intra-group transactions and cash flows

Exchange differences arising from the elimination of foreign currency transactions between fully consolidated companies are transferred to the cumulative translation reserve under shareholders' equity and to minority interests for the non-Group share, to eliminate their impact on consolidated income.

Exchange differences arising on foreign currency cash flow movements between fully consolidated companies are accounted as a separate line item in the consolidated statement of cash flows.

2.10 Intangible assets

Intangible assets are accounted for at cost.

Intangible assets with a finite useful life are amortised over a period corresponding to their estimated useful lives. Amortisation periods are determined on a case-by-case basis depending on the type of asset concerned. Intangible assets with an indefinite useful life are not amortised but tested annually for impairment (see note on impairment of assets).

As a general rule:

- Brands and trademarks are not amortised;
- Patents are amortised on a straight-line basis over a period that may not exceed the period of protection;
- Software is amortised on a straight-line basis over 1 to 3 years.

2.11 Property, plant and equipment

Property, plant and equipment items are accounted for at acquisition cost or production cost where applicable. They are depreciated on a straight-line basis over their estimated useful lives as follows:

- Buildings, fixtures and fittings .... 10 to 50 years
- Plant & equipment .... 5 to 10 years
- Other .... 4 to 10 years

2.12 Leases

2.12.1 Finance leases

Assets acquired under finance leases are recognised on the balance sheet when the lease contract transfers substantially all the risks and rewards incidental to ownership to the Group. Criteria used to assess whether a contract should be classified as a finance lease include:

- the term of the lease compared with the estimated useful life of the asset;
- total future lease payments compared with the fair value of the asset financed;
- whether or not ownership of the asset is transferred at the end of the lease term;
- existence of a purchase option favourable to the lessee;
- the type of asset leased.

Leased assets recognised on the balance sheet are depreciated over the shorter of their estimated useful lives or the term of the lease contract.

2.12.2 Operating leases

Operating leases are lease contracts that are not classified as finance leases. Rental payments are recognised as expenses when they are incurred.

2.13 Finance costs

Finance costs are recognised under profit and loss in the period in which they are incurred.

2.14 Impairment of assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment in accordance with the provisions of IAS 36 *Impairment of Assets,* at least once a year and whenever there is an indication that the asset may be impaired. Annual impairment testing is carried out during the final quarter of the year.

Other non-current assets are also tested for impairment when events or changed circumstances indicate that an asset may be impaired.

Impairment testing consists of comparing an asset's carrying amount with its recoverable amount. Its recoverable amount is the higher of fair value less cost to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from continuing use of an asset or cash-generating unit and its ultimate disposal. Fair value less cost to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

When tests indicate that the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

Property, plant and equipment items are tested for impairment whenever there is an indication that an asset may be impaired.

When the recoverable amount of an asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised under profit and loss and deducted in priority from the goodwill allocated to that asset or cash-generating unit.

Impairment losses on goodwill are not reversible.

2.15 Government grants

Government grants received by the Group are treated as deferred income and included in profit and loss over the estimated useful lives of the assets financed.

2.16 Financial assets

Financial assets have been recognised and accounted for in accordance with IAS 39 as of 1 January 2005, the date of first-time application.

Financial assets, excluding cash and derivative financial assets, are classified as one of the four following categories:

- Financial assets at fair value through profit and loss
- Loans and receivables
- Held-to-maturity investments
- Available-for-sale financial assets.

Financial assets are classified upon initial recognition according to the Group's intention at the time of acquisition.

2.16.1 Financial assets at fair value through profit and loss

These include assets held for the purpose of selling or repurchasing them in the near term with the intention of making a profit, and assets voluntarily designated as at fair value through profit and loss.

They are accounted for at fair value and any changes are recognised under profit and loss.

2.16.2 Loans and receivables

Loans and receivables are accounted for at their amortised cost using the effective interest method. The carrying amount includes principal outstanding plus accrued interest. The recoverable amount of loans and advances is estimated whenever there is an indication that the asset may be impaired and at least on each reporting date. If the recoverable amount is lower than the carrying amount, an impairment loss is recognised under profit and loss.

2.16.3 Held-to-maturity investments

These are financial assets that the Group has the intent and ability to hold until their maturity. They are accounted for at their amortised cost using the effective interest method.

The recoverable amount of held-to-maturity investments is estimated whenever there is an indication that the asset may be impaired. If the recoverable amount is lower than the carrying amount, an impairment loss is recognised under profit and loss.

2.16.4 Available-for-sale financial assets

These are non-derivative financial assets that do not fall into any of the previously cited categories for financial assets.

Unrealised capital gains and losses are recognised under shareholders' equity until the assets are sold, except for impairment losses, which are recognised under profit and loss.

Exchange differences with respect to monetary assets denominated in foreign currencies are recognised in profit and loss. Exchange differences on non-monetary assets denominated in foreign currencies are recognised directly under shareholders' equity.

For investments in listed equity instruments, fair value is the quoted market price. For investments in unlisted equity instruments, fair value is determined by reference to recent market transactions or using a valuation technique that provides reliable estimates of prices obtained in actual market transactions. If it is not possible to reasonably estimate the fair value of an asset, it is accounted for at cost.

Available-for-sale financial assets are tested for impairment to determine their recoverable amount.

This category principally comprises investments in non-consolidated companies and short-term investments that do not meet the definition of other categories of financial asset. They are classified under other non-current assets, current assets and cash and cash equivalents.

2.17 Non-current assets held for sale and discontinued operations

A non-current asset, or disposal group of assets and liabilities, is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset must be available for immediate sale and its sale must be highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated.

An operation is classified as discontinued if the conditions for classifying an asset as held for sale have been met or the operation has been sold.

2.18 Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the weighted average cost method.

Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

2.19 Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks.

Cash equivalents are short-term, highly liquid investments (with a maturity of less than three months) and which are subject to an insignificant risk of changes in value. Mutual funds and term deposits therefore meet the definition of cash equivalents.

2.20 Stock option plans

Stock options are awarded to executive officers and some employees of the Group. As required by IFRS 2 *Share-based Payments,* these options are accounted for at their fair value on the date of grant. The fair value is expensed in personnel costs on a straight-line basis over the vesting period (period from the date granted and to maturity of the plan) with a corresponding increase in shareholders' equity.

As permitted by IFRS 2, this policy only applies to plans that were granted after 7 November 2002 and that had not vested at 1 January 2005.

2.21 Employee benefits

2.21.1 Post-employment benefits

Depending on the laws and practices of the countries in which the Group operates, employees may be entitled to compensation when they retire or to a pension following their retirement.

The liabilities corresponding to the employees' vested rights are covered by:

- contributions to independent organisations (insurance companies) responsible for paying the pensions or other benefits;
- provisions taken in the balance sheet.

For State-managed plans and other defined contribution plans, the Group recognises the contributions under profit and loss when they become payable, as its constructive obligations are limited to the agreed amount of contributions.

For defined benefit plans, the Group's obligations are estimated by external actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional benefit entitlement unit and each unit is accounted for separately to determine the final obligation. The final obligation is then discounted. The main assumptions used to calculate the obligation are:

- discount rate
- inflation rate
- future salary increases
- employee turnover.

The Group's obligation is estimated annually for all plans.

Actuarial gains and losses may arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred) to the Group's obligations or the plan's assets. These gains and losses are recognised under profit and loss using the 'corridor' method. Under this method, the portion that exceeds 10% of the greater of the Group's obligations or the fair value of the plan's assets is deferred over the remaining working lives of the employees participating in the plan.

The Group funds its post-employment obligations externally, including the deferred portion of actuarial gains and losses. If the plan's assets exceed the estimated obligations, a financial asset is recognised on the balance sheet, limited to the net total of:

- any unrecognised past service costs and net actuarial losses;
- the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

2.21.2 Other employee benefits

In some countries, employees are entitled to service awards. The Group recognises a provision in the balance sheet to cover its obligations in this respect.

2.22 Provisions

Provisions are recognised in accordance with IAS 37 to cover all obligations to third parties likely or certain to give rise to an outflow of resources without the receipt of any consideration. These provisions are estimated on the basis of the most likely assumptions on the reporting date.

In the case of restructurings, an obligation is recognised as soon as the restructuring has been announced and the Group has drawn up or started to implement a detailed restructuring plan.

Provisions are discounted if the time value is material.

2.23 Derivative financial instruments

The Group buys and sells derivative financial instruments with a view to managing and reducing its exposure to the risk of interest rate and exchange rate fluctuations. The Group deals only with first-class financial institutions.

Under IAS 39, financial instruments may only be classified as hedges when the Group can demonstrate and document the effectiveness of the hedging relationship at inception and throughout the life of the hedge.

The effectiveness of the hedge is determined by reference to changes in the value of the derivative instrument and the hedged item. The ratio must remain within 80% to 125%.

Derivative financial instruments are recognised on the balance sheet at their market value on the reporting date. Changes in fair value are recognised as follows:

- cash flow hedges: the portion of the gain or loss on the financial instrument that is determined to be an effective hedge is recognised directly in shareholders' equity. The ineffective portion is recognised under profit and loss;
- fair value hedges and financial instruments not designated as hedges: changes in fair value are recognised under profit and loss.

Market value is the price quoted by independent financial institutions.

2.24 Revenue

Revenue is recognised when all of the following conditions are met:

- there is evidence of an agreement between the parties;
- the goods have been delivered or the service provided for;
- the price is fixed or can be determined.

Sales of goods are recognised when the risks and rewards of ownership have passed to the buyer.

Rebates and discounts granted to customers are recognised at the same time as sale of the goods and are deducted from the value of the sale.

2.25 Research and development expenses

As required by IAS 38, research expenditure is recognised as an expense when it is incurred. Development costs are only recognised as an intangible asset if the Group can demonstrate all of the following:

- the technical feasibility of completing the development project;
- how the development expenditure will generate probable future economic benefits;
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the research and development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

2.26 Deferred taxes

Deferred taxes are recognised on all temporary differences between the book value and tax base of assets and liabilities, and on tax losses, using the liability method. Differences are temporary when they are expected to reverse within the foreseeable future.

Deferred tax assets arising from tax losses are recognised only if there is convincing evidence that sufficient taxable profit will be available in the future.

In accordance with IAS 12 *Income Taxes,* tax assets and liabilities are not discounted.

Amounts recognised in the consolidated financial statements are calculated at the level of each tax entity included in the scope of consolidation.

2.27 Earnings per share

Basic earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year, calculated according to movements in share capital, less any treasury shares held by the Group.

Diluted earnings per share is calculated by dividing net earnings for the year attributable to equity holders of the parent by the number of ordinary shares outstanding plus any dilutive potential ordinary shares.

2.28 Treatment of changes in the scope of consolidation in the cash flow statement

The net impact of the following items is identified on a separate line item in the cash flow statement:

- the amount paid or received by the Group on the acquisition or disposal of consolidated companies;
- the cash held by those companies, which is added to or deducted from consolidated cash.

2.29 Specific accounting principles used for interim financial reporting

As required by IAS 34, costs that are incurred unevenly during an entity's financial year are only anticipated or deferred for interim reporting purposes if it is also appropriate to anticipate or defer that type of cost at the end of the financial year. Accordingly, costs may differ from one half-year to the next. This is particularly the case for research and development expenses, and certain selling expenses, which tend to be concentrated in the second half of the year. By contrast, the Group's revenue is not subject to any material seasonal effects.

Post-employment benefits are not recalculated in the interim financial report but accounted for on the basis of estimates made at the beginning of the period.

The interim financial report should be read in conjunction with the IFRS consolidated financial statements for the year ended 31 December 2004.

3. Notes to the balance sheet

3.1 Goodwill

3.1.1 Net goodwill carried on the balance sheet

	December 2004	Movements during the period: Increases	Decreases	Change in the scope of consolidation[1]	Exchange differences	June 2005
		(in thousands of euros)				
Gross	145,686			53,515	474	199,675
Impairment losses	(10,365)			—	(474)	(10,839)
Net	135,321			53,515	—	188,836

(1) See note 3.2.

There was no indication of impairment during the period and the value of goodwill carried on the balance sheet was affected only by the restructuring operation described in note 1.1.2.1.

3.2 Acquisitions of companies during the period

3.2.1 Balance sheet information

	30 June 2005					
	Ipsen Farmaceutica BV	BB et Cie S.A.S.[1]	Ipsen Pharma GmbH[2]	Ipsen Manufacturing Ireland Ltd	Others[3]	TOTAL
	(in thousands of euros)					
Assets*						
Goodwill	—	53,515	—	—	—	53,515
Intangible assets	1	10	10,028	1		10,040
Property, plant and equipment	75	10,062	277	14,231	—	24,645
Equity investments	—	31	—	—	—	31
Deferred tax assets	—	258	95	578	—	931
Inventories	86	8,198	457	3,093	—	11,834
Operating receivables	3,657	2,517	4,436	220	—	10,830
Cash and cash equivalents	125	4,753	254	3,478	320	8,930
Total assets	3,944	79,344	15,547	21,601	320	120,756
Shareholders' equity and liabilities*						
Bank loans and financial liabilities	43,999	9,523	—	—	—	53,522
Retirement benefit obligation	—	—	72	—	—	72
Deferred tax liabilities	—	435	—	421	24	880
Operating payables	524	2,291	4,809	2,219	480	10,323
Other liabilities	—	368	57	421	24	425
Total liabilities	44,523	12,617	4,938	2,640	504	65,222
Contingent liabilities recognised	—	—	—	—	—	—
Net assets	(40,580)	66,727	10,609	18,961	(184)	55,534

* Consolidated net book value of assets and liabilities of entities transferred on 30 June 2005 (see note 1.1.3).

(1) Aggregated data for BB et Cie, its subsidiary Cara Partners and Wallingstown Company (subsidiary of Cara Partners).

(2) Aggregated data for Ipsen Pharma GmbH and its subsidiary Intersan GmbH.

(3) Aggregated data for Elsegundo Ltd, Portpirie Unlimited Company and Perechin Unlimited Company.

The column headed changes in the scope of consolidation in the tables showing movements in balance sheet items between 31 December 2004 and 30 June 2005 is entirely attributable to the assets and liabilities of the entities transferred under the restructuring operation.

3.2.2 Income statement information

	Ipsen Farmaceutica BV	BB et Cie S.A.S.[1]	Ipsen Pharma GmbH[2]	Ipsen Manufacturing Ireland Ltd	Others[3]	TOTAL
	(in thousands of euros)					
Revenue generated by the acquired entity included in revenue for the period	—	—	—	—	—	—
Income of the acquired entity since the date of acquisition included in the income statement for the period	—	—	—	—	—	—

	Ipsen Farmaceutica BV	BB et Cie S.A.S.[1]	Ipsen Pharma GmbH[2]	Ipsen Manufacturing Ireland Ltd	Others[3]	TOTAL
			(in thousands of euros)			
Revenue generated by the acquired entity from 1 January to 30 June 2005	3,208	7,394	13,874	—	—	24,476
Consolidated income of acquired entity from 1 January to 30 June 2005	10,384	8,024	705	2,466	(406)	21,172

(1) Aggregated data for B.B. et Cie, its subsidiary Cara Partners and Wallingstown Company (subsidiary of Cara Partners).

(2) Aggregated data for Ipsen Pharma GmbH and its subsidiary Intersan GmbH.

(3) Aggregated data for Elsegundo Ltd, Portpirie Unlimited Company et Perechin Unlimited Company.

3.3 Intangible assets

3.3.1 Movements

	December 2004	Movements during the period: Increases	Decreases	Acquisitions[1]	Disposals	Exchange differences	Other movements	June 2005
				(in thousands of euros)				
Intangible assets	51,750	872	(292)	13,878		43	1,489	67,740
Advance payments	920	446	—	—		—	(261)	1,105
Cost	52,670	1,318	(292)	13,878		43	1,228	68,845
Cumulative amortisation	(16,126)	(1,183)	274	(3,405)		(26)	(182)	(20,648)
Cumulative impairment losses	(11,130)	—	—	(433)		8	—	(11,555)
Net	25,414	135	(18)	10,040		25	1,046	36,642

(1) See note 3.2.

3.3.2 Breakdown by asset type

	June 2005			December 2004		
	Cost	Amortisation/ impairment losses	Net	Cost	Amortisation/ impairment losses	Net
			(in thousands of euros)			
Brands and trademarks	21,674	(8,660)	13,014	21,058	(8,227)	12,831
Licences	16,533	(2,829)	13,704	3,745	(1,177)	2,568
Patents	3,765	(3,701)	64	1,921	(1,850)	71
Know-how	8,216	(985)	7,231	8,216	(985)	7,231
Software	15,310	(14,028)	1,282	14,580	(12,999)	1,581
Purchased goodwill	1,912	(1,910)	2	1,920	(1,918)	2
Other intangible assets	330	(90)	240	310	(100)	210
Advance payments	1,105	—	1,105	920	—	920
Total	68,845	(32,203)	36,642	52,670	(27,256)	25,414
Of which impairment losses[1]		(11,555)			(11,130)	

(1) Impairment losses at 30 June 2005 comprised K€8,660 for brands and trademarks, K€985 for know-how and K€1,910 for purchased goodwill. Excluding exchange differences, impairment losses were unchanged from 31 December 2004.

3.4 Property, plant and equipment

3.4.1 Breakdown by asset type

	December 2004	Movements during the period						June 2005
		Increases	Decreases	Change in the scope of consolidation[1]	Exchange differences	Fair value adjustments/ revaluation increases	Other movements	
	(in thousands of euros)							
Land	14,936	11	—	2,998	441	—	(1,221)	17,166
Buildings	124,225	130	(48)	17,921	2,761	—	1,444	146,434
Plant & equipment	144,993	1,774	(1,189)	27,149	3,412	—	1,177	177,317
Other assets	72,488	3,225	(2,435)	1,803	960	—	730	76,771
Assets in progress	8,860	7,344	—	322	163	—	(3,243)	13,445
Advance payments	147	236	—		2	—	(116)	267
Cost	365,649	12,720	(3,672)	50,193	7,739	—	(1,229)	431,400
Depreciation	(212,863)	(12,002)	3,201	(25,548)	(2,621)	—	182	(249,652)
Impairment losses	—	—	—	—	—	—	—	—
Net	152,786	718	(472)	24,645	5,117	—	(1,047)	181,748

(1) See note 3.2.

3.5 Equity investments

3.5.1 Movements between 31 December 2004 and 30 June 2005

	December 2004	Movements during the period					June 2005
		Acquisitions and additions (A)	Capital reductions (B)	Change in the scope of consolidation[1] (C)	Exchange differences (D)	Other movements (E)	
	(in thousands of euros)						
Equity investments in non-consolidated companies	24,577			31	630		25,238
Impairment losses	(21,605)	(279)		—	(621)		(22,505)
Net	2,972	(279)		31	9		2,733

(1) See note 3.2.

3.6 Other non-current financial assets

	December 2004	Movements during the period					June 2005
		Other cash flows related to investing activities (A)	Change in plan assets (B)	Change in scope of consolidation (C)	Exchange differences (D)	Other movements (E)	
	(in thousands of euros)						
Loans	2,451			(2,375)			76
Accrued interest	—						—
Deposits and other financial assets	1,482	(129)			34		1,387
Provisions against loans, receivables and other assets	(1)	—	—	—	—	—	(1)
Loans, receivables and other assets	3,932	(129)		(2,375)	34		1,462
Net assets of post-employment benefit plans	515		(45)	170			640
Financial assets at fair value	515	—	(45)	170	—	—	640
Total non-current financial assets	4,447	(129)	(45)	(2,205)	34		2,102

3.7 Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities between 31 December 2004 and 30 June 2005:

	December 2004	Movement during the period: Exchange differences (A)	Change in the scope of consolidation (B)	Expense/income in the income statement (C)	June 2005
			(in thousands of euros)		
Deferred tax assets	7,771	123	378	7,326	15,598
Deferred tax liabilities	(555)	3	(312)	(332)	(1,196)
Net asset/(liability)	7,216	126	66	6,994	14,402

The movement during the period was principally due to the recognition in June 2005 of a deferred tax asset in respect of the Group's UK subsidiaries due to an increased probability of recovering previously unrecognised tax losses.

3.8 Cash and cash equivalents

The Group's cash and cash equivalents break down as follows:

	June 2005	December 2004
	(in thousands of euros)	
Cash	25,517	12,712
Short-term investments	12,570	2,493
Interest-bearing deposits	3,504	4,094
Cash and cash equivalents	41,591	19,299

Short-term investments include investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 30 June 2005 had a maturity of more than one month.

3.9 Consolidated shareholders' equity

3.9.1 Share capital

At 30 June 2005, Ipsen S.A.'s share capital was €571,390,736 divided into 37,468,245 ordinary shares with a par value of €15.25. At 31 December 2004, the share capital was €446,863,125 divided into 29,302,500 ordinary shares with a par value of €15.25.

3.9.2 Dividends

Dividends paid by Ipsen S.A. are as follows:

	June 2005	June 2004	December 2004
Dividend payout (€)	29,302,500	91,900,000	91,900,000
Number of shares outstanding on payment date	29,302,500	29,302,500	29,302,500
Dividend per share (€)	1	3.14	3.14

3.9.3 Employee stock options

Since 1999, the Board of Directors of Mayroy S.A. (Ipsen S.A.'s parent company) has granted stock options to some employees and executive officers of the Group at an agreed exercise price.

Subject to Ipsen S.A. shares being listed on a regulated market, holders of options over Mayroy S.A. shares will be given a put option over the Mayroy shares they obtain by exercising their options.

Mayroy shares issued and sold back to Mayroy S.A. will be exchanged for shares in Ipsen S.A. plus a cash balance.

No further options were granted by the Board of Directors during the period.

The expense recognised at 30 June 2005 amounted to K€1,269, representing 50% of the expense calculated for all of 2005.

3.10 Provisions

3.10.1 Movements

		Movements during the period						
				Reversals				
	December 2004	Charges	Discounting	Used	Releases	Exchange differences	Change in scope of consolidation[1]	June 2005
	(in thousands of euros)							
Business and operational risks	4,647	133		(943)		—	368	4,205
Legal risks	5,606	2,294		(1,000)		33	57	6,990
Restructuring	2,916	—		(1,808)		85	—	1,193
Interest rate risk	535	—		(535)		—	—	—
Other	148	3		(8)		—	—	143
Total	13,852	2,430		(4,294)		118	425	12,531
current	4,130	1,377		(2,649)		84	25	2,968
non-current	9,722	1,053		(1,645)		34	400	9,563

(1) See note 3.2.

At 30 June 2005, provisions comprised:

- **Business and operational risks**
  - €0.4 million for losses on termination of an exclusive licence to develop and distribute a product from the Group's research portfolio, pursuant to a partnership agreement signed in 2003;
  - €3.8 million for costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.
- **Legal risks**
  - €2.0 million for the risk of tax reassessment in the Group's various subsidiaries;
  - €3.0 million for additional taxes which the Group may have to pay;
  - €1.0 million for costs that the Group may incur with respect to industrial tribunal disputes;
  - €1.0 million for other legal risks.
- **Restructuring costs**

This comprises the balance of restructuring costs connected with the discontinuation of Hyate:C®, for which a provision of €1.4 million had been taken in December 2004.

3.10.2 Impact on income

	Charges	Releases	Net impact
	(in thousands of euros)		
Operating income	2,430	—	2,430
Other financial income and expenses	—	—	—
Net profit	2,430	—	2,430

3.11 Bank loans and financial liabilities

3.11.1 Movements

Movements in bank loans and financial liabilities between 31 December 2004 and 30 June 2005:

	December 2004	Additions (A)	Repayments (B)	Net change in short-term debt (C)	Net change in interest (D)	Change in the scope of consolidation[1] (E)	Exchange differences (F)	Movements (G)	June 2005
				(in thousands of euros)					
Bank loans	171,013	11,712	(70,000)	—	—	43,999	979		157,703
Other financial liabilities	23,093		(10,980)	—	146	—	343	3,668	16,270
Non-current	194,106	11,712	(80,980)	—	146	43,999	1,322	3,668	173,973
Bank loans	648	—	—	(648)	—	9,523	—	—	9,523
Derivative instruments	—	—	—	—	—	—	—	1,140	1,140
Other financial liabilities	3,216	—	(15)	—	(2,573)	—	73	600	1,301
Financial liabilities	3,216	—	(15)	—	(2,573)	—	73	1,740	2,441
Current	3,864	—	(15)	(648)	(2,573)	9,523	73	1,740	11,964
Total	197,970	11,712	(80,995)	(648)	(2,427)	53,522	1,395	5,408	185,937

(1) See note 3.2.

In November 2003, Ipsen S.A. and some of its subsidiaries signed a series of supplemental utilisation agreements governing their use of the five-year credit lines totalling €315.0 million arranged by the parent company Mayroy. Mayroy SA was required to guarantee all drawdowns made by its subsidiaries under the agreements. The main purpose of these credit lines was to refinance early repayment of a syndicated loan, the balance of which amounted to €231.4 million, arranged by Ipsen S.A. at the time of the Group's legal restructuring in 1998. During June 2005, Ipsen S.A. signed four bilateral credit agreements totalling €275.6 million for a period of five years. An initial drawdown of €157.7 million was made on 30 June 2005 to repay the amounts due under the 2003 supplemental utilisation agreements, which stood at €160.0 million after the transfer of €66.0 million in cash by Ipsen S.A. on 30 June 2005 as described in note 1.1.2.1. These supplemental utilisation agreements were then terminated. The undrawn balance on the new bilateral credit lines amounted to €117.9 million at 30 June 2005 and is available to finance the Group's future operations. The credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Ipsen S.A. is required to guarantee drawdowns made by its subsidiaries. The total amounts drawn down must at all times remain below the following maximum limits, which decrease over time:

30/06/2005	€275.6 million
30/06/2006	€241.2 million
30/06/2007	€206.7 million
30/06/2008	€172.3 million
30/06/2009	€137.8 million
30/06/2010	—

At 30 June 2005, a total of €157.7 million was drawn down on the credit lines.

In addition to the customary contractual clauses, these credit lines require the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to shareholders' equity and a maximum ratio of net debt to EBITDA. The maximum ratios are as follows:

- Net debt to shareholders' equity 1
- Net debt to EBITDA .... 2.5 to 3

At 30 June 2005, the Group complied with these covenants, as shown in the table below.

Ratios at 30 June 2005 (in thousands of euros)

Net debt	(I)	153,055
Shareholders' equity attributable to equity holders of the parent	(II)	366,436
EBITDA	(III)	176,686
Net debt to shareholders' equity	(I)/(II)	0.42
Net debt to EBITDA	(I)/(III)	0.87

The ratios defined in the credit agreement are calculated as follows:

Net debt (I) (in thousands of euros)

a) **Balance sheet debt**	
Non-current bank loans	157,703
Other financial liabilities	16,270
Current bank loans	9,523
Financial liabilities	2,441
Balance sheet debt (A)	185,937
b) **Cash and cash equivalents**	
Cash and cash equivalents	(41,591)
Bank overdrafts	9,849
Cash and cash equivalents (B)	(31,742)
c) **Net debt used for calculation of ratio**	
Balance sheet debt and cash & cash equivalents **(A) + (B)**	154,195
Derivative instruments	(1,140)
Net debt (I)	153,055

Shareholders' equity (II)

Shareholders' equity attributable to equity holders of the parent

Share capital	571,391
Share premiums and consolidated reserves	(263,050)
Net profit for the period	62,075
Cumulative translation difference	(3,980)
Shareholders' equity (II)	366,436

EBITDA (III)

(in thousands of euros)	December 2004 [a]	June 2004 [b]	June 2005 [c]	EBITDA June 2005 calculated on a 12 month rolling basis [a – b + c]
Net profit for the period	88,149	55,928	69,474	101,695
Discontinued operations	(11,943)	(12,266)	—	323
Income taxes	40,337	24,311	20,577	36,603
Other financial income and expenses	475	938	1,007	544
Net finance cost	9,800	4,774	3,761	8,787
Operating income	126,818	73,685	94,819	147,952
Depreciation, amortisation, provisions and impairment losses (note 5.3.1)	35,494	19,068	12,308	28,734
EBITDA (III)	162,312	92,753	107,127	176,686

In the event of default, the banks have the right to demand early repayment of the credit lines.

At 30 June 2005, the Group also had a short-term advance in a foreign currency with an equivalent value of €8.1 million to finance an intra-group loan made to one of its subsidiaries in the same currency. The advance was repaid by the Group on 5 July 2005 by a currency drawdown on one of the bilateral credit lines.

3.11.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 3.11.1.

3.11.3 Collateralised debt

At 30 June 2005, the Group had not granted any interest in collateral against its borrowings.

3.11.4 Derivative instruments

3.11.4.1 Interest rate risk

In 1998, the interest rate risk on the Group's floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place when the loan was refinanced, and no new hedges were put in place in 2004. The swaps entered into by the Group are no longer treated as interest rate hedges. The following table shows movements in the swaps over future periods.

Fixed-rate payer swaps	Maturity 2005	2006	Total
	(in thousands of euros)		
Face value	60,980	15,245	76,225
Market value at 30 June 2005	(603)	(435)	(987)

The average fixed interest rate obtained through the simple swaps is 3.97% for 2005. The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 30 June 2005 was K€(987), which represents the amount the Group would have to pay on the reporting date to close out the swaps, taking account of unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

3.11.4.2 Exchange rate risk

The Group uses derivative instruments to manage its operational exchange rate risk. Invoices issued by its subsidiaries in foreign currencies are hedged against exchange rate risk principally through forward currency contracts matching the invoice amounts.

USD forward contracts	Fair value of items recognised on the balance sheet	Non-documented instruments	Total
	(in thousands of euros)		
Face value	4,120	(222)	3,898
Market value at 30 June 2005	(152)	(1)	(153)

3.11.4.3 Derivative financial instruments recognised on the balance sheet

At 30 June 2005, derivative financial instruments amounted to K€1,140 and appear in the balance sheet under non-current financial liabilities (see note 3.11.1).

	30 June 2005 (in thousands of euros)
Market value of interest-rate derivatives (note 3.11.4.1)	987
Market value of exchange rate derivatives (note 3.11.4.2)	153
Total	1,140

4. Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

- Major western European countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of the world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

4.1 Operating income by geographical area

	30 June 2005				
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Total
	(in thousands of euros)				
Total revenue	274,166	75,305	51,125	33,695	434,291
Operating income	107,933	27,440	14,792	(55,346)	94,819

	30 June 2004				
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Total
	(in thousands of euros)				
Total revenue	259,596	63,705	47,228	21,315	391,844
Operating income	99,424	25,225	9,064	(60,028)	73,685

	31 December 2004				
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Total
	(in thousands of euros)				
Total revenue	524,706	131,587	96,280	42,663	795,236
Operating income	195,943	49,124	20,151	(138,400)	126,818

Within total revenue, only sales of goods and co-promotion income have been allocated. Other revenue (see note 5.1.2) has not been allocated as it does not lend itself to this type of analysis.

Unallocated operating income includes expense and income that is not attributable to a specific geographical area, principally other operating income and expenses, most research and development expenses, and unattributable Group expenses.

4.2 Balance sheet items by geographical area

	30 June 2005				
	Major western European countries	Rest of Europe	Rest of the world	Eliminations	Total
	(in thousands of euros)				
Property, plant and equipment	125,531	28,267	27,950		181,748
Inventories	50,440	20,128	5,508		76,076
Trade receivables	162,304	28,098	9,152	(23,576)	175,978
Total segment assets	338,275	76,493	42,610	(23,576)	433,802
Trade payables	93,186	13,211	7,636	(23,576)	90,457
Total segment liabilities	93,186	13,211	7,636	(23,576)	90,457

	December 2004				
	Major western European countries	Rest of Europe	Rest of the world	Eliminations	Total
	(in thousands of euros)				
Property, plant and equipment	122,809	4,035	25,942	—	152,786
Inventories	51,251	9,028	4,808	—	65,087
Trade receivables	145,663	22,225	7,339	(14,993)	160,234
Total segment assets	319,723	35,288	38,089	(14,993)	378,107
Trade payables	99,739	9,210	5,987	(14,993)	99,944
Total segment liabilities	99,739	9,210	5,987	(14,993)	99,944

4.3 Other information

	30 June 2005					
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Eliminations	Total
	(in thousands of euros)					
Capital expenditures	10,999	481	1,240	1,318		14,038
Depreciation, amortisation and provision charges	(7,581)	(1,384)	(463)	(1,438)		(10,866)
Impairment losses	—	—	—	—		—
Cost of stock options	—	—	—	(1,269)		(1,269)

	31 December 2004					
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Eliminations	Total
	(in thousands of euros)					
Capital expenditures	(23,098)	(937)	(12,244)	(13,307)	—	(49,586)
Depreciation, amortisation and provision charges	18,042	1,375	1,925	3,164	—	24,506
Impairment losses	—	—	—	10,757	—	10,757
Cost of stock options	—	—	—	2,247	—	2,247

5. Notes to the income statement

5.1 Total revenue

5.1.1 Sales by geographical area

	June 2005		June 2004		December 2004	
	€ 000s	%	€ 000s	%	€ 000s	%
Major western European countries	268,040	67.98	253,672	69.61	512,812	69.27
Rest of Europe	75,134	19.05	63,513	17.43	131,183	17.72
Rest of the world	51,125	12.97	47,228	12.96	96,280	13.01
Total	394,299	100.00	364,413	100.00	740,275	100.00

5.1.2 Other revenue

	June 2005	June 2004	December 2004
	(in thousands of euros)		
Royalties received	16,992	13,223	24,881
Milestone payments received	16,093	4,863	11,322
Research and development expenses billed back to partners	609	3,229	6,460
Co-promotion income	6,298	6,116	12,298
Total	39,992	27,431	54,961

5.2 Staff costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and research and development expenses.

	June 2005	June 2004	December 2004
	(in thousands of euros)		
Wages and salaries	(72,723)	(69,034)	(137,230)
Social security charges and payroll taxes	(28,979)	(27,157)	(54,586)
Sub-total	(101,702)	(96,191)	(191,816)
Pension plan expenses	(519)	(779)	(1,559)
Stock option expenses	(1,269)	(1,124)	(2,247)
Sub-total excluding employee profit-sharing	(103,490)	(98,093)	(195,662)
Employee profit-sharing	(4,563)	(4,062)	(8,874)
Total	(108,053)	(102,155)	(204,496)

The average rate of employer social security contributions was 39.8% of gross payroll at 30 June 2005 (39.3% at 30 June 2004 and 39.8% at 31 December 2004).

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the company or in an employee share ownership plan managed by an investment company.

5.3 Depreciation, amortisation, provisions and impairment losses

5.3.1 Net charge to depreciation, amortisation, provisions and impairment losses recognised as operating expenses

	June 2005	June 2004	December 2004
	(in thousands of euros)		
Intangible assets	(1,183)	(1,336)	(2,831)
Property, plant and equipment	(12,002)	(10,636)	(22,944)
Total non-current assets	(13,185)	(11,972)	(25,775)
Retirement benefit obligations	(182)	(333)	(670)
Provisions	1,329	(4,998)	1,939
Total charge excluding current assets	(12,038)	(17,303)	(24,506)
Inventories	1,755	(1,273)	150
Trade receivables and other current assets	(2,025)	(492)	(381)
Total current assets	(270)	(1,765)	(231)
Total	(12,308)	(19,068)	(24,737)
Goodwill impairment losses	—	—	(10,757)
Total	(12,308)	(19,068)	(35,494)

5.3.2 Breakdown of net charge to depreciation, amortisation and impairment losses on non-current assets

	June 2005	June 2004	December 2004
	(in thousands of euros)		
Cost of goods sold	(6,473)	(5,629)	(12,226)
Research and development expenses	(3,027)	(2,492)	(5,857)
Selling expenses	(1995)	(2,039)	(4,247)
General expenses	(1,690)	(1,812)	(3,445)
Total	(13,185)	(11,972)	(25,775)

5.4 Income taxes

	June 2005	June 2004	December 2004
	(in thousands of euros)		
Current taxes	(27,571)	(24,075)	(40,696)
Deferred taxes	6,994	(236)	359
Tax expenses	(20,577)	(24,311)	(40,337)

5.5 Minority interests

Minority interests in net profit amounted to K€7,399, including K€7,187 attributable to minority shareholders in the companies transferred (see note 1.1.2.1.3). This sum was reclassified under Group consolidated reserves and the balance of minority interests therefore amounted to K€211.

5.6 Basic earnings per share

Basic earnings per share is calculated on the weighted average number of shares outstanding during the year (see note 2.27).

		30 June 2005	30 June 2004	31 December 2004
Net profit attributable to equity holders of the parent *(in thousands of euros)*	(a)	62,075	49,159	83,001
Average number of €15.25 par value shares in issue during the year[(1)]	(b)	29,302,500	29,302,500	29,302,500
Basic earnings per share *(€)*	(a)/(b)	2.12	1.68	2.83

(1) The number of shares outstanding did not change between 30 June 2004 and 30 June 2005 as the capital increase connected with the restructuring operation did not take place until 30 June 2005.

The stock options described in note 3.9.3 are convertible into Mayroy S.A. shares, Ipsen S.A.'s parent company. Consequently, they have no dilutive potential on the Group's earnings. There are no other dilutive potential shares and therefore diluted earnings per share is the same as basic earnings per share.

6 Notes to the statement of cash flows

6.1 Depreciation, amortisation and impairment losses

The following table shows the amount of amortisation, depreciation and impairment losses added back to determine gross cash flow from operations.

	June 2005	December 2004
	(in thousands of euros)	
Operating — excluding current assets (see note 5.3.1)	12,038	24,506
Financial	395	(241)
Total	12,433	24,265

Operating amortisation, depreciation and impairment losses relating to current assets (net charge of K€270) are shown as changes in working capital and calculated on the basis of net book values.

6.2 Net gains or losses on disposal of non-current assets

	June 2005	December 2004
	(in thousands of euros)	
Capital gains or losses on disposal of intangible assets	18	83
Capital gains or losses on disposal of property, plant and equipment	(4)	(147)
Capital gains or losses on disposal of equity investments	—	(12,494)
Total	14	(12,558)

6.3 Breakdown of working capital items

		Movements during the period							
	December 2004	Operating activity related working capital changes (A)	Investing activity related working capital changes (B)	Financing activity related working capital changes (C)	Change in the scope of consolidation	Exchange differences	Fair value adjustments/ revaluation increases	Other movements	June 2005
	(in thousands of euros)								
Inventories	65,087	6,595			3,542	357		495	76,076
Trade receivables	160,234	11,786			2,680	605		673	175,978
Trade payables	(99,944)	11,516			(1,506)	(934)		411	(90,457)
Current tax assets	1,710	(425)			6	29		—	1,320
Current tax liabilities	(8,079)	(891)			(1,549)	(66)		—	(10,585)
Other current assets	44,671	6,670	2	(68)	(10,279)	473		(431)	41,038
Other current liabilities	(92,481)	426	13,741	68	(2,334)	(840)		4,145	(77,275)
Interest on other financial liabilities[1]	(3,076)		—	2,427	—	(73)		258	(464)
Total	68,122	35,677	13,743	2,427	(9,440)	(449)		5,551	115,631

(1) The change in interest on other financial liabilities is shown in note 3.11.1 (D) (movements in bank loans and other financial liabilities).

6.4 Acquisition of non-current assets

	June 2005	December 2004
	(in thousands of euros)	
Intangible assets	(1,318)	(12,057)
Property, plant and equipment	(12,720)	(36,279)
Total	(14,038)	(48,336)

Information on acquisitions of intangible assets and property, plant & equipment is given in notes 3.3.1 and 3.4.1. respectively.

6.5 Impact of changes in the scope of consolidation

- On 30 June 2005

	30 June 2005 Acquisitions
	(in thousands of euros)
Companies transferred	
Purchase price	(88,816)
Cash and cash equivalents acquired	37,166
Total	(51,650)

- On 31 December 2004

	31 December 2004		
	Acquisitions	Disposals	Net
	(in thousands of euros)		
Acquisition of Sterix Ltd.			
Purchase price	(4,190)		
Cash and cash equivalents acquired	966		
Impact of acquisitions (a)	(3,224)		(3,224)
Disposal of Dynport LLC			
Sale price		16,451	
Cash and cash equivalents sold		(1,692)	
Impact of disposals (b)		14,759	14,759
Impact of changes in the scope of consolidation (a+b)			11,535

6.6 Net cash and cash equivalents

6.6.1 Net cash and cash equivalents at the beginning of the year

	Consolidated balance sheet at 31 December 2004
	(in thousands of euros)
Cash and cash equivalents — **assets**	19,299
Bank overdrafts — **liabilities**	(1,557)
Opening net cash and cash equivalents	17,742

6.6.2 Net cash and cash equivalents at the end of the year

	Consolidated balance sheet at 30 June 2005
	(in thousands of euros)
Cash and cash equivalents — **assets**	41,591
Bank overdrafts — **liabilities**	(9,849)
Closing net cash and cash equivalents	31,742

7. Impact of the first-time adoption of IFRS

The basis for the first-time adoption of IFRS and comments on accounting policies and elections used are described in note 1.2. to the IFRS consolidated financial statements for the year ended 31 December 2004.

7.1 Impact of the first-time adoption of IFRS at 30 June 2004

7.1.1 Impact on the income statement at 30 June 2004

		Sales	Other revenue	Operating income	Discontinued operations	Net profit for the period	Attributable to equity holders of the parent	Minority interests
		(in thousands of euros)						
Net profit at 30 June 2004, French GAAP		365,317	—	69,630	1,757	50,673	44,682	5,991
Reclassification of customer discounts	IAS 18	(904)	—	(904)	—	—	—	—
Reclassification of other revenue	IAS 18	—	27,598	—	—	—	—	—
Reclassification of exceptional items	IAS 1	—	—	1,828	10,509	—	—	—
Reclassifications with no impact on net profit		(904)	27,598	924	10,509	—	—	—
Revenue recognition	IAS 18	—	(167)	3,125	—	3,125	3,112	13
Derecognition of brand and trademark expenses	IAS 38	—	—	(119)	—	(119)	(119)	—
Post-employment benefits	IAS 19	—	—	1,248	—	1,012	248	764
Goodwill	IFRS 3	—	—		—	2,706	2,706	—
Share-based payments	IFRS 2	—	—	(1,124)	—	(1,124)	(1,124)	—
Deferred tax on IFRS restatements	—	—	—		—	(346)	(347)	1
Restatements affecting net profit		—	(167)	3,131	—	5,255	4,477	778
Total IFRS impact		(904)	27,431	4,055	10,509	5,255	4,477	778
Net profit at 30 June 2004, IFRS		364,413	27,431	73,685	12,266	55,928	49,159	6,769

7.1.2 Impact on shareholders' equity at 30 June 2004

		Total	Attributable to equity holders of the parent	Minority interests
		(in thousands of euros)		
Shareholders' equity at 30 June 2004, French GAAP		198,049	172,100	25,949
Revenue recognition	IAS 18	(793)	(422)	(371)
Derecognition of brand and trademark expenses	IAS 38	(842)	(842)	—
Post-employment benefits	IAS 19	52	149	(97)
Goodwill	IFRS 3	2,706	2,706	—
Share-based payments	IFRS 2	—	—	—
Government grants	IAS 20	(65)	(65)	—
Deferred tax on IFRS restatements	—	187	204	(17)
Total IFRS impact		1245	1,730	(485)
Shareholders' equity at 30 June 2004, IFRS		199,294	173,830	25,464

7.2 Impact of first-time adoption of IAS 32 and 39 at 1 January 2005

IAS 32 Financial instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement were adopted prospectively by the Group on 1 January 2005.

7.2.1 Comments

The Group uses derivative financial instruments to reduce its exposure to exchange rate and interest rate risk.

IAS 39 requires these instruments to be recognised on the balance sheet and changes in their fair value to be recognised under profit and loss, unless they are designated as cash flow hedges. In accordance with IFRS 1, the Group did not change its classification of these instruments upon first-time adoption.

- Exchange rate risk

The Group uses exchange rate derivatives to hedge its foreign currency receivables against potential exchange rate fluctuations. These instruments are mostly eligible for designation as fair value hedges.

At 1 January 2005, opening shareholders' equity was decreased or increased by the impact of revaluing the following instruments at their fair value:

— Exchange rate derivatives eligible for hedge accounting under IFRS;

— Exchange rate derivatives not eligible for hedge accounting.

- Interest rate risk

The Group uses interest rate derivatives to fix its refinancing rate on a portion of its short-term debt. These instruments are eligible for designation as cash flow hedges, since they are designed to hedge an underlying asset issued or contracted at a floating interest rate.

7.2.2 Impact of IAS 39 on main consolidated balance sheet items at 1 January 2005

At 1 January 2005, the impact of these restatements on the consolidated balance sheet arose as a result of the measurement of all interest rate derivatives at their fair value.

Derivatives eligible for hedge accounting (exchange rate and interest rate) had the effect of decreasing consolidated shareholders' equity by K€922 net of deferred taxes, with a corresponding amount recognised principally in other current financial liabilities.

Derivatives not eligible for hedge accounting (exchange rate and interest rate) had the effect of decreasing consolidated shareholders' equity by K€20 net of deferred taxes.

7.2.2.1 Other restatements

Other restatements, which had no effect on opening consolidated shareholders' equity at 1 January 2005, principally involved the reclassification of equity investments as required by IFRS.

8. Other information

8.1 Contingent liabilities and commitments

There were no material movements in contingent liabilities and commitments between 31 December 2004 and 30 June 2005.

The only new material commitments made during the period were as follows:

- **Employees' right to vocational training in France**

Law n° 2004-391 of 4 May 2004 on vocational training requires French companies to grant all employees the right to a minimum of twenty hours training per calendar year, which may be cumulated over a maximum period of six years. At the end of the six year period, if the rights have not been used, they are capped at one hundred and twenty hours.

All employees have the right to twenty hours' training per year as of 1 January 2005.

No charge was recognised with respect to 2004 and 2005 in accordance with opinion n° 2004-F of 13 October 2004 issued by the CNC Urgent Issues Task Force.

- **Operating commitments**

Following the termination of an agreement with a partner for the joint development of certain products in the Group's research portfolio, the Group undertook to pay the sum of €5.0 million should it subsequently grant rights over those products to a third party before 10 May 2009. This sum is reduced to €3.0 million if the rights are granted between 10 May 2009 and 10 May 2013, and the obligation lapses thereafter.

At this stage, the Group has not identified any potential partners.

8.2 Subsequent events

- **Amendments to the Articles of Incorporation**

1) Changes to share capital

By decision of the sole shareholder on 18 July 2005, the share capital was modified as follows:

(i) two for one stock split, by halving the par value of the shares to €7.625 and doubling the number of shares outstanding to 74,936,490;

(ii) capital reduction from €571,390,736 to €74,936,490 divided into 74,936,490 shares with €1 par value, by way of transfer to the share premium account, which was increased from €30,471,321.99 to €526,925,568.

2) Change of name

By decision of the sole shareholder on 30 August 2005, the company has been converted from a *Société par Actions Simplifiée* to a *Société Anonyme* and its name changed to Ipsen.

- **Regulatory measures**

  - In France, a law passed on 13 August 2004 created the *Haute Autorité de Santé*, a scientific institution responsible *inter alia* for reviewing the scope of drugs reimbursable under social security. On 15 September 2005, the College of the *Haute Autorité de Santé* issued an opinion recommending the removal of 221 drugs from the scope of reimbursement, including all drugs in the vasodilator pharmaco-therapeutic class, which includes Ginkor Fort®, one of the drugs sold by the Group. The final decision will be made by the Government, which may either approve the opinion of the *Haute Autorité de Santé*, or adopt alternative measures such as reducing the percentage reimbursable under social security, cutting prices or tightening up regulations on the use of vasodilators.

  - In Belgium, the price of Decapeptyl® was cut by 14% on 1 July 2005 following a government decision.

No other event has occurred between the reporting date and the date on which the financial statements were approved by the Chairman that might have a material impact on the consolidated financial statements of Ipsen S.A. or warrant disclosure in these notes.

9. Pro forma financial statements

The pro forma financial statements do not necessarily give an indication of the Group's future financial results or financial position had the restructuring operations actually taken place on the pro forma reporting dates.

9.1 Pro forma interim financial statements

9.1.1 Pro forma consolidated balance sheet at 31 December 2004

	31 December 2004 pro forma
	(in thousands of euros)
ASSETS	
Goodwill	188,836
Other intangible assets, net	35,221
Property, plant and equipment, at cost	415,248
Depreciation, amortisation and impairment losses	(237,436)
Property, plant and equipment, net	177,812
Equity investments	3,003
Other non-current financial assets	2,292
Non-current financial assets	5,295
Deferred tax assets	8,235
Total non-current assets	415,399
Inventories	71,464
Trade receivables	160,137
Current tax assets	2,245
Other current assets	32,783
Cash and cash equivalents	94,321
Total current assets	360,950
TOTAL ASSETS	776,349
SHAREHOLDERS' EQUITY & LIABILITIES	
Share capital	571,391
Share premiums and consolidated reserves	(367,885)
Net profit for the year	117,638
Cumulative translation reserve	(7,346)
Equity attributable to equity holders of the parent	313,798
Minority interests	1,188
Total equity	314,986
Retirement benefit obligations	7,594
Long-term provisions	10,330
Bank loans	215,010
Other financial liabilities	12,455
Deferred tax liabilities	862
Total non-current liabilities	246,251
Short-term provisions	4,240
Bank loans	10,171
Financial liabilities	892
Trade payables	99,332
Current tax liabilities	8,910
Other current liabilities	90,009
Bank overdrafts	1,558
Total current liabilities	215,112
TOTAL LIABILITIES	776,349

A pro forma balance sheet at 30 June 2005 has not been presented as there are no material differences compared with the reported balance sheet at 30 June 2005 (see note 9.2.2).

9.1.2 Pro forma consolidated income statement at 30 June 2005

		Pro forma		
	Notes	30 June 2005	30 June 2004	31 December 2004
		(in thousands of euros)		
Sale of goods	9.6.1.1	412,704	377,655	767,825
Other revenue	9.6.1.2	45,684	31,979	63,287
Total revenue		458,388	409,634	831,112
Cost of goods sold		(88,961)	(82,968)	(173,832)
Research and development expenses		(75,635)	(62,221)	(143,243)
Selling, general and administrative expenses		(177,317)	(163,073)	(337,182)
Other operating income and expenses		174	(202)	2,123
Restructuring costs		—	(9,453)	(10,840)
Impairment losses		—	—	(10,757)
Operating income	9.5.1	116,649	91,717	157,381
Investment revenue		1,089	1,014	2,184
Finance costs		(4,378)	(5,183)	(11,004)
Net finance costs		(3,289)	(4,169)	(8,820)
Other financial income and expenses		(1,348)	(508)	(466)
Income taxes	9.6.4	(22,433)	(25,775)	(42,134)
Net profit from continuing operations		89,579	61,265	105,961
Discontinued operations		—	12,266	11,943
Net profit for the period		89,579	73,531	117,904
attributable to equity holders of the parent		89,368	73,435	117,638
minority interests		211	96	266
Basic earnings per share *(€)*		2.39	1.96	3.14
Diluted earnings per share *(€)*		2.39	1.96	3.14

9.1.3 Pro forma consolidated statement of cash flows at 30 June 2005

	Notes	Pro forma 30 June 2005	Pro forma 31 December 2004
		(in thousands of euros)	
Net profit for the period		89,579	117,904
Non-cash and non-operating items:		—	—
Depreciation, amortisation and impairment losses	9.7.1	14,167	27,477
Change in fair value of financial instruments		436	—
Impairment of goodwill		—	10,757
Net gains or losses on disposal of non-current assets	9.7.2	31	(12,171)
Share of investment grant included in profit and loss		(54)	(127)
Exchange differences		(224)	525
Change in deferred taxes		(6,902)	(920)
Cost of stock options		1,269	2,247
Cash flow from operating activities before changes in working capital		98,302	145,692
(Increase)/decrease in inventories		(3,810)	(257)
(Increase)/decrease in trade receivables		(14,598)	(24,780)
(Decrease)/increase in trade payables		(10,374)	12,900
Net change in income tax liability		2,563	(4,967)
Net change in other operating assets and liabilities		(9,556)	(3,905)
Change in working capital related to operating activities	9.7.3[(A)]	(35,775)	(21,009)
NET CASH PROVIDED BY OPERATING ACTIVITIES		62,527	124,683
Acquisition of non-current assets	9.7.4	(15,833)	(63,408)
Proceeds from disposal of intangible assets and property, plant and equipment		503	1,104
Acquisition of investments in non-consolidated companies		—	(1,250)
Impact of changes in the scope of consolidation		—	(47,449)
Other cash flows related to investing activities		178	76
Change in working capital related to investing activities	9.7.3[(B)]	(14,589)	8,450
NET CASH USED IN INVESTING ACTIVITIES		(29,741)	(102,477)
Additional long-term borrowings		11,714	126,350
Repayment of long-term borrowings		(70,015)	(47,051)
Net change in short-term borrowings		(648)	(322)
Capital increases made by subsidiaries		—	—
Capital reductions made by subsidiaries		—	442
Dividends paid by Ipsen S.A.		(29,303)	(91,900)
Dividends paid by subsidiaries to minority interests		(23)	(119)
Change in working capital related to financing activities	9.7.3[(C)]	(141)	655
NET CASH USED IN FINANCING ACTIVITIES		(88,416)	(11,945)
Reported change in cash and cash equivalents		(55,630)	10,261
Impact of pro forma restatements		(5,583)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS		(61,213)	(4,966)
Cash and cash equivalents at the beginning of the year	9.7.5.1	92,763	99,725
Impact of exchange rate fluctuations		192	(1,996)
Cash and cash equivalents at the end of the year	9.7.5.2	31,742	92,763

9.2 Assumptions used to prepare the pro forma financial statements

Given the legal restructuring that took place on 30 June 2005 (see note 1.1.2.1), the Group's historical financial statements are not representative of its performance during the first half of 2005, as the income statement does not include transactions carried out in the first half by the companies transferred.

To provide a better understanding of the restructured group's performance, pro forma financial statements have been drawn up at 30 June 2005, 30 June 2004 and 31 December 2004, based on the Ipsen Group's historical financial statements, to present its activity and results as if the restructuring had taken place before 1 January 2002.

The pro forma figures do not necessarily reflect the Ipsen Group's future financial results or the financial position that would have been achieved had the restructuring operations actually taken place before that date.

9.2.1 Assumptions used to prepare the pro forma financial statements at 31 December and 30 June 2004

The pro forma financial statements are based on the following assumptions:

a) Asset transfers

Mayroy S.A.'s equity interests have been transferred to Ipsen S.A. at their net book value. The transfer led to the Group consolidating subsidiaries owned by Biomeasure Inc., Ipsen Ltd. and Ipsen Farmaceutica BV.

b) Other assumptions

- The Ipsen brands and logos have been transferred at their net book value.
- The intangible asset transferred to Ipsen Farmaceutica B.V. has been accounted for on the basis of its historical value in Mayroy S.A.'s financial statements, i.e. a net book value of nil.
- The royalty income received at 30 June 2004 and 31 December 2004 in respect with this intangible asset has been accounted for on the basis of the amounts actually received by Mayroy S.A. in periods under review.
- The €66 million share issue for cash made by Ipsen S.A. was made before 1 January 2002, together with a corresponding increase in cash for the two periods under review.
- This cash generated financial income in the periods under review, calculated on the basis of one-year EONIA.
- Mayroy S.A. provided financing for its subsidiaries. The pro forma financial statements assume that the loans were granted by Ipsen S.A. and have therefore been eliminated in consolidation. The corresponding amount has been deducted from cash.
- Under financing agreements entered into by the Group (Ipsen S.A. syndicated loan in 2002 and part of 2003 and 5-year bilateral credit facility from 17 December 2003), Mayroy S.A. provided a guarantee for its borrower subsidiaries and charged them a guarantee fee. Following the restructuring, Ipsen S.A. is responsible for financing its subsidiaries with effect from 30 June 2005. Accordingly, in the pro forma financial statements, it is assumed that the fees were received by Ipsen S.A. and they have therefore been eliminated in consolidation.
- As part of the restructuring operations, some Mayroy S.A. employees have been transferred to Ipsen S.A. The corresponding personnel costs have been included on the basis of the amounts actually paid by Mayroy S.A. in the periods under review.
- The tax effects have been calculated as if the transactions took place on the pro forma dates.

9.2.2 Assumptions used to prepare the pro forma financial statements at 30 June 2005

As the assets transfers took place on 30 June 2005, only those assumptions with an impact on financial results for the first half of 2005 have been retained. The balance sheet items reflect the substance of the restructuring operation, with the exception of a liability line item concerning the restatement of royalties over the period and, of course, the structure of shareholders' equity.

9.3 Impact of pro forma assumptions

9.3.1 Impact on consolidated balance sheet at 31 December 2004 before allocation of net profit for the period

	December 2004	Assets and liabilities of companies transferred	Other transfers	December 2004 pro forma
		(in thousands of euros)		
ASSETS				
Goodwill	135,321	53,515	—	188,836
Other intangible assets, net	25,414	9,624	183[A]	35,221
Property, plant and equipment, at cost	365,649	49,599	—	415,248
Depreciation, amortisation and impairment losses	(212,863)	(24,573)	—	(237,436)
Property, plant and equipment, net	152,786	25,026	—	177,812
Equity investments	2,972	31	—	3,003
Other non-current financial assets	4,448	(2,156)	—	2,292
Non-current financial assets	7,420	(2,125)	—	5,295
Deferred tax assets	7,771	464	—	8,235
Total non-current assets	328,712	86,504	183	415,399
Inventories	65,087	6,377	—	71,464
Trade receivables	160,234	(97)	—	160,137
Current tax assets	1,710	535	—	2,245
Other current assets	44,671	(16,844)	4,956[B]	32,783
Cash and cash equivalents	19,299	22,527	52,495[C]	94,321
Total current assets	291,001	12,498	57,451	360,950
TOTAL ASSETS	619,713,	99,002	57,634	776,349
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital	446,863	58,528	66,000	571,391
Share premiums and consolidated reserves	(349,665)	5,516	(23,736)	(367,885)
Net profit for the year	83,001	18,534	16,103	117,638
Cumulative translation reserve	(5,142)	(2,199)	(5)	(7,346)
Shareholders' equity attributable to equity holders of the parent	175,057	80,379	58,362	313,798
Minority interests	22,672	(21,424)	—	1,188
Total shareholders' equity	197,729	58,895	58,362[G]	314,986
Retirement benefit obligations	7,546	48	—	7,594
Long-term provisions	9,722	608	—	10,330
Bank loans	171,013	43,997	—	215,010
Other financial liabilities	23,093	(10,638)	—	12,455
Deferred tax liabilities	555	307	—	862
Total non-current liabilities	211,929	34,322	—	246,251
Short-term provisions	4,130	110	—	4,240
Bank loans	648	9,523	—	10,171
Financial liabilities	3,216	(2,224)	(100)[D]	892
Trade payables	99,944	161	(773)[E]	99,332
Current tax liabilities	8,079	831	—	8,910
Other current liabilities	92,481	(2,617)	145[F]	90,009
Bank overdrafts	1,557	1	—	1,558
Total current liabilities	210,055	5,785	(728)	215,112
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	619,713	99,002	57,634	776,349

Comments:

Note A	Ipsen brands	K€ 183
Note B	Bayer royalties	K€ 4,956
Note C	— Transfer of cash	K€ 66,000
	— Transfer of loans	K€(13,505)
		K€ 52,495
Note D	Elimination of non-utilisation fees	K€ (100)
Note E	Elimination of guarantee fees	K€ (773)
Note F	— Directors' fees	K€ 60
	— Executive officers' remuneration	K€ 85
		K€ 145

Note G Pro forma shareholders' equity is given for indicative purposes only and is not representative of reality after the restructuring operations.

9.3.2 Impact on consolidated income statement at 30 June 2005

	30 June 2005	Expenses and income of companies	Other transfers	30 June 2005 pro forma
		(in thousands of euros)		
Sale of goods	394,299	18,405		412,704
Other revenue	39,992	622	5,070[A]	45,684
Total revenue	434,291	19,027	5,070	458,388
Cost of goods sold	(94,751)	5,790		(88,961)
Research and Development expenses	(74,180)	(1,455)		(75,635)
Selling, general and administrative expenses	(172,460)	(4,754)	(103)[B]	(177,317)
Other operating income and expenses	1,919	(1,745)		174
Restructuring costs	—			—
Impairment losses	—			—
Operating income	94,819	16,863	4,967	116,649
Investment revenue	450	(6)	645[C]	1,089
Financing costs	(4,211)	(504)	337[D]	(4,378)
Net financing costs	(3,761)	(510)	982	(3,289)
Other financial income and expenses	(1,007)	(435)	94[E]	(1,348)
Income taxes	(20,577)	(1,363)	(493)[F]	(22,433)
Net profit from continuing operations	69,474	14,555	5,550	89,579
Discontinued operations	—	—	—	—
Net profit for the period	69,474	14,555	5,550	89,579
attributable to equity holders of the parent	62,075	21,743	5,550	89,368
minority interests	7,399	(7,188)	—	211

Comments:

Note A	Impact of transferring Bayer royalties	K€ 5,070
Note B	Impact of transferring executive officers' compensation	K€ (407)
	Impact of transferring Directors' fees	K€ (194)
	Impact of eliminating guarantee fees	K€ 498
		K€ (103)
Note C	Impact of financial income generated by cash transferred	K€ 645
Note D	Impact of eliminating interest on Mayroy S.A. loan	K€ 337
Note E	Impact of eliminating non-utilisation fees	K€ 94
Note F	Impact of tax on pro forma restatements	K€ (493)

9.3.3 Impact on consolidated income statement at 30 June 2004

	30 June 2004	Expenses and income of companies transferred	Other transfers	30 June 2004 pro forma
	(In thousands of euros)			
Sale of goods	364,413	13,242		377,655
Other revenue	27,431	(3,706)	8,254[A]	31,979
Total revenue	391,844	9,536	8,254	409,634
Cost of goods sold	(89,364)	6,396		(82,968)
Research and Development expenses	(61,292)	(929)		(62,221)
Selling, general and administrative expenses	(159,476)	(3,121)	(476)[B]	(163,073)
Other operating income and expenses	1,426	(1,628)		(202)
Restructuring costs	(9,453)	—		(9,453)
Impairment losses	—	—		—
Operating income	73,685	10,254	7,778	91,717
— Investment revenue	302	37	675[C]	1,014
— Finance costs	(5,076)	(225)	118[D]	(5,183)
Net financing costs	(4,774)	(188)	793	(4,169)
Other financial income and expenses	(938)	430		(508)
Income taxes	(24,311)	(1,224)	(240)[E]	(25,775)
Net profit from continuing operations	43,662	9,272	8,331	61,265
Discontinued operations	12,266	—	—	12,266
Net profit for the period	55,928	9,272	8,331	73,531
— attributable to equity holders of the parent	49,159	15,945	8,331	73,435
— minority interests	6,769	(6,673)	—	96
Basic earnings per share (€)	1.68			1.96
Diluted earnings per share (€)	1.68			1.96

Comments

Note A	Impact of transferring Bayer royalties	K€8,254
Note B	Impact of transferring executive officers' compensation	K€ (622)
	Impact of transferring Directors' fees	K€ (351)
	Impact of eliminating guarantee fees	K€ 497
		K€ (476)
Note C	Impact of financial income generated by cash transferred	K€ 675
Note D	Impact of eliminating non-utilisation fees	K€ 118
Note E	Impact of tax on pro forma restatements	K€ (240)

9.3.4 Impact on consolidated income statement at 31 December 2004

	December 2004	Expenses and income of companies transferred	Other transfers	December 2004 pro forma
	(In thousands of euros)			
Sale of goods	740,275	27,550		767,825
Other revenue	54,961	(6,980)	15,306[A]	63,287
Total revenue	795,236	20,570	15,306	831,112
Cost of goods sold	(184,483)	10,651	—	(173,832)
Research and Development expenses	(140,809)	(2,434)	—	(143,243)
Selling, general and administrative expenses	(327,212)	(9,702)	(268)[B]	(337,182)
Other operating income and expenses	5,683	(3,560)	—	2,123
Restructuring costs	(10,840)	—	—	(10,840)
Impairment losses	(10,757)	—	—	(10,757)
Operating income	126,818	15,525	15,038	157,381
— Investment revenue	788	46	1,350[C]	2,184
— Finance costs	(10,588)	(416)	—	(11,004)
Net financing costs	(9,800)	(370)	1,350	(8,820)
Other financial income and expenses	(475)	(185)	194[D]	(466)
Income taxes	(40,337)	(1,318)	(479)[E]	(42,134)
Net profit from continuing operations	76,206	13,652	16,103	105,961
Discontinued operations	11,943	—	—	11,943
Net profit for the period	88,149	13,652	16,103	117,904
— attributable to equity holders of the parent	83,001	18,534	16,103	117,638
— minority interests	5,148	(4,882)	—	266
Basic earnings per share (€)	2.83	—	—	3.14
Diluted earnings per share (€)	2.83	—	—	3.14

Comments:

Note A	Impact of transferring Bayer royalties	K€15,306
Note B	— Impact of transferring executive officers' compensation	K€ (899)
	— Impact of transferring Directors' fees	K€ (445)
	— Impact of eliminating guarantee fees	K€ 1,076
		K€ (268)
Note C	Impact of financial income generated by cash transferred	K€ 1,350
Note D	Impact of eliminating non-utilisation fees	K€ 194
Note E	Impact of tax on financial income generated by cash transferred	K€ (479)

9.3.5 Impact on consolidated statement of cash flows at 30 June 2005

	June 2005	Cash flows of companies transferred	Other cash flows	30 June 2005 pro forma
		(In thousands of euros)		
Net profit for the period	69,474	14,555	5,550	89,579
Non-cash and non-operating items:				
— Depreciation, amortisation and impairment losses	12,433	1,734	—	14,167
— Change in fair value of financial instruments	436	—	—	436
— Impairment of goodwill	—	—	—	—
— Net gains or losses on disposal of non-current assets	14	17	—	31
— Share of investment grant included in profit and loss	—	(54)	—	(54)
— Exchange differences	(589)	365	—	(224)
— Change in deferred taxes	(6,994)	92	—	(6,902)
— Cost of stock options	1,269	—	—	1,269
Cash flow from operating activities before changes in working capital	76,043	16,709	5,550	98,302

	June 2005	Cash flows of companies transferred	Other cash flows	30 June 2005 pro forma
		(In thousands of euros)		
— (Increase)/decrease in inventories	(6,595)	2,785	—	(3,810)
— (Increase)/decrease in trade receivables	(11,786)	(2,812)	—	(14,598)
— (Decrease)/increase in trade payables	(11,516)	1,142	—	(10,374)
— Net change in income tax liability	1,316	1,247	—	2,563
— Net change in other operating assets and liabilities	(7,096)	(2,460)	—	(9,556)
Change in working capital related to operating activities	(35,677)	(98)	—	(35,775)
NET CASH PROVIDED BY OPERATING ACTIVITIES	40,366	16,611	5,550	62,527
Acquisition of non-current assets	(14,038)	(1,979)	183[A]	(15,833)
Proceeds from disposal of intangible assets and property, plant and equipment	475	29	—	503
Acquisition of investments in non-consolidated companies	—	—	—	—
Impact of changes in the scope of consolidation	(51,650)	140,087	(88,437)[B]	—
Other cash flows related to investing activities	129	49	—	178
Change in working capital related to investing activities	(13,743)	(846)	—	(14,589)
NET CASH PROVIDED/(USED) IN INVESTING ACTIVITIES	(78,827)	137,340	(88,254)	(29,741)
Additional long-term borrowings	11,712	2	—	11,714
Repayment of long-term borrowings	(80,995)	—	10,980[C]	(70,015)
Net change in short-term borrowings	(648)	—	—	(648)
Capital increases made by subsidiaries	124,528	(124,528)	—	—
Increase in share premiums	29,478	(29,478)	—	—
Capital reductions made by subsidiaries	—	—	—	—
Dividends paid by Ipsen S.A.	(29,303)	—	—	(29,303)
Dividends paid by subsidiaries to minority interests	(24)	—	—	(23)
Change in working capital related to financing activities	(2,427)	—	2,286[D]	(141)
NET CASH USED IN FINANCING ACTIVITIES	52,321	(154,004)	13,266	(88,416)
Reported change in cash and cash equivalents	13,860	(53)	(69,438)	(55,630)
Impact of pro forma restatements	—	—	(5,583)	(5,583)
CHANGE IN CASH AND CASH EQUIVALENTS	13,860	(53)	(75,021)	(61,213)
Cash and cash equivalents at the beginning of the year	17,742	—	75,021	92,763
Impact of exchange rate fluctuations	140	53	—	192
Cash and cash equivalents at the end of the year	31,742	—	—	31,742

Comments

Note A	Elimination of transfer of Ipsen trademark	K€ 183
Note B	Opening cash of companies transferred and cash transferred to Ipsen	K€(88,437)
Note C	Elimination of repayment of loan made by Mayroy to Ipsen Ltd	K€ 10,980
Note D	Elimination of accrued interest on loan made by Mayroy to Ipsen Ltd	K€ 2,286

9.3.6 Impact on consolidated statement of cash flows at 31 December 2004

	December 2004	Cash flows of companies transferred	Other cash flows	December 2004 pro forma
		(In thousands of euros)		
Net profit for the period	88,149	13,652	16,103[(1)]	117,904
Non-cash and non-operating items:	—	—	—	—
— Depreciation, amortisation and impairment losses	24,265	3,212	—	27,477
— Change in fair value of financial instruments	—	—	—	—
— Impairment of goodwill	10,757	—	—	10,757
— Net gains or losses on disposal of non-current assets	(12,558)	387	—	(12,171)
— Share of investment grant included in profit and loss	(24)	(103)	—	(127)
— Exchange differences	407	118	—	525
— Change in deferred taxes	(358)	(562)	—	(920)
— Cost of stock options	2,247	—	—	2,247

	December 2004	Cash flows of companies transferred	Other cash flows	December 2004 pro forma
		(In thousands of euros)		
Cash flow from operating activities before changes in working capital	112,885	16,704	16,103	145,692
— (Increase)/decrease in inventories	(4,556)	4,299	—	(257)
— (Increase)/decrease in trade receivables	(25,060)	280	—	(24,780)
— (Decrease)/increase in trade payables	9,969	2,876	55[A]	12,900
— Net change in income tax liability	(3,279)	(1,688)		(4,967)
— Net change in other operating assets and liabilities	(3,724)	209	(390)[B]	(3,905)
Change in working capital related to operating activities	(26,650)	5,976	(335)	(21,009)
NET CASH PROVIDED BY OPERATING ACTIVITIES	86,235	22,680	15,768	124,683
Acquisition of non-current assets	(48,336)	(15,072)	—	(63,408)
Proceeds from disposal of intangible assets and property, plant and equipment	1,104	—	—	1,104
Acquisition of investments in non-consolidated companies	(1,250)	—	—	(1,250)
Impact of changes in the scope of consolidation	11,535	(58,984)	—	(47,449)
Other cash flows related to investing activities	93	(17)	—	76
Change in working capital related to investing activities	8,888	(438)	—	8,450
NET CASH PROVIDED/(USED) IN INVESTING ACTIVITIES	(27,966)	(74,511)	—	(102,477)
Additional long-term borrowings	82,352	43,998	—	126,350
Repayment of long-term borrowings	(47,051)	—	—	(47,051)
Net change in short-term borrowings	(322)	—	—	(322)
Capital increases made by subsidiaries	—	—	—	—
Capital reductions made by subsidiaries	442	—	—	442
Dividends paid by Ipsen S.A.	(91,900)	—	—	(91,900)
Dividends paid by subsidiaries to minority interests	(2,087)	1,968	—	(119)
Change in working capital related to financing activities	(12,748)	13,403	—	655
NET CASH USED IN FINANCING ACTIVITIES	(71,314)	59,369	—	(11,945)
Reported change in cash and cash equivalents	(13,045)	7,538	15,768	10,261
Impact of pro forma restatements	—		(15,227)	(15,227)
CHANGE IN CASH AND CASH EQUIVALENTS	(13,045)	7,538	541	(4,966)
Cash and cash equivalents at the beginning of the year	32,834	14,396	52,495	99,725
Impact of exchange rate fluctuations	(2,047)	592	(541)	(1,996)
Cash and cash equivalents at the end of the year	17,742	22,526	52,495	92,763

(1) See note 9.3.4.

Comments

Note A	Change in liability in respect of guarantee fees	K€ 55
Note B	— Change in receivable in respect of Bayer royalties	K€(522)
	— Change in liability in respect of Executive officers' remuneration	K€ 72
	— Change in liability in respect of Directors' fees	K€ 60
		K€(390)

9.4 Additional notes to the pro forma balance sheet

9.4.1 Goodwill

Movements in goodwill between 31 December 2004 (pro forma) and 30 June 2005:

	December 2004 pro forma	Pro forma movements during the period			June 2005
		Increases	Decreases	Exchange differences	
		(in thousands of euros)			
Gross	199,201	—	—	474	199,675
Impairment losses	(10,365)	—	—	(474)	(10,839)
Net	188,836	—	—	—	188,836

There was no indication of impairment during the period and the value of goodwill remained unchanged at 30 June 2005 (excluding exchange differences).

9.4.2 Intangible assets

9.4.2.1 Movements

	December 2004 pro forma	Pro forma movements during the period						June 2005
		Increases	Decreases	Acquisitions[1]	Disposals	Exchange differences	Other movements	
	(in thousands of euros)							
Intangible assets	64,595	1,905	(292)	—	—	43	1,489	67,740
Advance payments	920	446	—	—	—	—	(261)	1,105
Cost	65,515	2,351	(292)	—	—	43	1,228	68,845
Cumulative amortisation	(18,731)	(1,985)	274	—	—	(25)	(181)	(20,648)
Cumulative impairment losses	(11,563)	—	—	—	—	8	—	(11,555)
Net	35,221	366	(18)	—	—	26	1,047	36,642

9.4.2.2 Breakdown by asset type

	June 2005			December 2004 pro forma		
	Cost	Amortisation/ impairment losses	Net	Cost	Amortisation/ impairment losses	Net
	(in thousands of euros)					
Brands and trademarks	21,674	(8,660)	13,014	21,674	(8,660)	13,014
Licences	16,533	(2,829)	13,704	14,101	(1,968)	12,133
Patents	3,765	(3,701)	64	3,571	(3,499)	72
Know-how	8,216	(985)	7,231	8,216	(985)	7,231
Software	15,310	(14,028)	1,282	14,784	(13,156)	1,628
Purchased goodwill	1,912	(1,910)	2	1,920	(1,918)	2
Other intangible assets	330	(90)	240	329	(108)	221
Advance payments	1,105	—	1,105	920	—	920
Total	68,845	(32,203)	36,642	65,515	(30,294)	35,221
Of which impairment losses[1]		(11,555)			(11,563)	

(1) Impairment losses at 30 June 2005 comprised K€8,660 for brands and trademarks, K€985 for know-how and K€1,910 for purchased goodwill. Excluding exchange differences, impairment losses were unchanged from 31 December 2004 pro forma.

9.4.3 Property, plant and equipment

	December 2004 pro forma	Pro forma movements during the period						June 2005
		Increases	Decreases	Change in the scope of consolidation	Exchange differences	Fair value adjustments/ revaluation increases	Other movements	
	(in thousands of euros)							
Land	17,935	11	—	—	441	—	(1,221)	17,166
Buildings	142,130	147	(48)	—	2,761	—	1,444	146,434
Plant & equipment	171,926	2,103	(1,355)	—	3,412	—	1,231	177,317
Other assets	74,222	3,319	(2,461)	—	960	—	730	76,770
Assets in progress	8,888	7,666	(29)	—	163	—	(3,243)	13,445
Advance payments	147	236	—	—	2	—	(117)	268
Cost	415,248	13,482	(3,893)	—	7,739	—	(1,176)	431,400
Depreciation	(237,436)	(13,153)	3,376	—	(2,620)	—	181	(249,652)
Impairment losses	—	—	—	—	—	—	—	—
Net	177,812	329	(517)	—	5,119	—	(995)	181,748

9.4.4 Equity investments

	December 2004 pro forma	Pro forma movements during the period					June 2005
		Acquisitions and additions (A)	*Capital reductions* (B)	*Change in the scope of consolidation* (C)	*Exchange differences* (D)	*Other movements* (E)	
	(in thousands of euros)						
Equity investments in non-consolidated companies	24,608	—	—	—	630	—	25,238
Impairment losses	(21,605)	(279)	—	—	(621)	—	(22,505)
Net	3,003	(279)	—	—	9	—	2,733

9.4.5 Other non-current financial assets

	December 2004 pro forma	Pro forma movements during the period					June 2005
		Other cash flows related to investing activities (A)	Change in plan assets (B)	Change in the scope of consolidation (C)	Exchange differences (D)	Other movements (E)	
	(in thousands of euros)						
Loans	76	(49)		—	—	49	76
Accrued interest	—			—	—	—	—
Deposits and other financial assets	1,482	(129)		—	34	—	1,387
Provisions against loans, receivables and other assets	(1)	—		—	—	—	(1)
Loans, receivables and other assets	1,557	(178)		—	34	49	1,462
Net assets of post-employment benefit plans	735	—	(95)	—	—	—	640
Financial assets at fair value	735	—	(95)	—	—	—	640
Total non-current financial assets	2,292	(178)	(95)	—	34	49	2,102

9.4.6 Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities:

	31 December 2004 pro forma	Pro forma movements during the period			June 2005
		Exchange differences (A)	Change in the scope of consolidation (B)	Expense/income in the income statement (C)	
	(in thousands of euros)				
Deferred tax assets	8,235	124	—	7,239	15,598
Deferred tax liabilities	(862)	3	—	(337)	(1,196)
Net asset/(liability)	7,373	127	—	6,902	14,402

The movement during the period was principally due to the recognition in June 2005 of a deferred tax asset in respect of the Group's UK subsidiaries due to an increased probability of recovering previously unrecognised tax losses.

9.4.7 Cash and cash equivalents

	June 2005	December 2004 pro forma
	(in thousands of euros)	
Cash	25,517	21,734
Short-term investments	12,570	68,493
Interest-bearing deposits	3,504	4,094
Cash and cash equivalents	41,591	94,321

Short-term investments include investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 30 June 2005 had a maturity of more than one month.

9.4.8 Provisions

9.4.8.1 Movements

	December 2004 pro forma	Pro forma movements during the period						June 2005
				Reversals				
		Charges	Discounting	Used	Releases	Exchange differences	Other movements	
				(in thousands of euros)				
Business and operational risks	5,199	133	—	(1,127)	—	—	—	4,205
Legal risks	5,772	2,294	—	(1,109)	—	33	—	6,990
Restructuring	2,916	—	—	(1,808)	—	85	—	1,193
Interest rate risk	535	—	—	(535)	—	—	—	—
Other	148	3	—	(8)	—	—	—	143
Total	14,570	2,430	—	(4,587)	—	118	—	12,531
— current	4,240	1,377	—	(2,735)	—	84	—	2,968
— non-current	10,330	1,053	—	(1,852)	—	34	—	9,563

At 30 June 2005, provisions comprised:

- **Business and operational risks**
  - €0.4 million for losses on termination of an exclusive licence to develop and distribute a product from the Group's research portfolio, pursuant to a partnership agreement signed in 2003;
  - €3.8 million for costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.
- **Legal risks**
  - €2.0 million for the risk of tax reassessment in the Group's various subsidiaries;
  - €3.0 million for additional taxes which the Group may have to pay;
  - €1.0 million for costs that the Group may incur with respect to industrial tribunal disputes;
  - €1.0 million for other legal risks.
- **Restructuring costs**

This comprises the balance of restructuring costs connected with the discontinuation of Hyate:C®, for which a provision of €1.4 million had been taken in December 2004.

9.4.8.2 Impact on income

	Charges	Releases	Net impact
	(in thousands of euros)		
Operating income	2,430	—	2,430
Other financial income and expenses	—	—	—
Net profit	2,430	—	2,430

9.4.9 Bank loans and financial liabilities

9.4.9.1 Movements

	December 2004 pro forma	Additions (A)	Repayments (B)	Net change in short-term debt (C)	Net change in interest (D)	Movements (E)	Change in the scope of consolidation (F)	Exchange differences (G)	June 2005
	(in thousands of euros)								
Bank loans	215,010	11,714	(70,000)	—	—	—	—	979	157,703
Other financial liabilities	12,455	—	—	—	146	3,669	—	—	16,270
Non-current	227,465	11,714	(70,000)	—	146	3,669	—	979	173,973
Bank loans	10,171	—	—	(648)	—	—	—	—	9,523
Derivative instruments	—	—	—	—	—	1,140	—	—	1,140
Other financial liabilities	892	—	(15)	—	(287)	710	—	1	1,301
Financial liabilities	892	—	(15)	—	(287)	1,850	—	1	2,441
Current	11,063	—	(15)	(648)	(287)	1,850	—	1	11,964
Total	238,528	11,714	(70,015)	(648)	(141)	5,519	—	980	185,937

In November 2003, Ipsen S.A. and some of its subsidiaries signed a series of supplemental utilisation agreements governing their use of the five-year credit lines totalling €315.0 million arranged by the parent company Mayroy. Mayroy SA was required to guarantee all drawdowns made by its subsidiaries under the agreements. The main purpose of these credit lines was to refinance early repayment of a syndicated loan, the balance of which amounted to €231.4 million, arranged by Ipsen S.A. at the time of the Group's legal restructuring in 1998. During June 2005, Ipsen S.A. signed four bilateral credit agreements totalling €275.6 million for a period of five years. An initial drawdown of €157.7 million was made on 30 June 2005 to repay the amounts due under the 2003 supplemental utilisation agreements, which stood at €160.0 million after the transfer of €66.0 million in cash by Ipsen S.A. on 30 June 2005 as described in note 1.1.2.1. These supplemental utilisation agreements were then terminated. The undrawn balance on the new bilateral credit lines amounted to €117.9 million at 30 June 2005 and is available to finance the Group's future operations. The credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Ipsen S.A. is required to guarantee drawdowns made by its subsidiaries. The total sums drawn down must at all times remain below the following maximum limits, which decrease over time:

30/06/2005	€275.6 million
30/06/2006	€241.2 million
30/06/2007	€206.7 million
30/06/2008	€172.3 million
30/06/2009	€137.8 million
30/06/2010	—

At 30 June 2005, a total of €157.7 million was drawn down on the credit lines, including €127.0 million in euros and €30.7 million in pounds sterling.

At 30 June 2005, the Group also had a short-term advance in a foreign currency with an equivalent value of €8.1 million to finance an intra-group loan made to one of its subsidiaries in the same currency. The advance was repaid by the Group on 5 July 2005 by a currency drawdown on one of the bilateral credit lines.

9.4.9.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 9.4.9.1.

9.4.9.3 Collateralised debt

At 30 June 2005, the Group had not granted any interest in collateral against its borrowings.

9.4.9.4 Derivative financial instruments

9.4.9.4.1 Interest rate risk

In 1998, the interest rate risk on the Group's floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place when the loan was refinanced, and no new hedges were put in place in 2004. The swaps entered into by the Group are no longer treated as interest rate hedges. The following table shows movements in the swaps over future periods.

Fixed-rate payer swaps	Maturity		
	2005	2006	Sub-total
		(€ 000s)	
Face value	60,980	15,245	76,225
Market value on 30 June 2005	(603)	(435)	(987)

The average fixed interest rate obtained through the simple swaps is 3.97% for 2005. The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps on 30 June 2005 was (K€987), which represents the amount the Group would have to pay on the reporting date to close out the swaps, taking account of unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

9.4.9.4.2 Exchange rate risk

The Group uses derivative financial instruments to manage its operational exchange rate risk. Invoices issued by its subsidiaries in foreign currencies are hedged against exchange rate risk principally through forward currency contracts matching the invoice amounts.

USD forward contracts	Fair value of items recognised on the balance sheet	Non-documented instruments	Total
		(€ 000s)	
Face value	4,120	(222)	3,898
Market value on 30 June 2005	(152)	(1)	(153)

9.4.9.4.3 Derivative financial instruments recognised on the balance sheet

At 30 June 2005, derivative financial instruments amounted to K€1,140 and appear in the balance sheet under non-current financial liabilities (See note 9.4.9.1).

	30 June 2005
	(€ 000s)
Market value of interest-rate derivatives (note 3.11.4.1)	987
Market value of exchange rate derivatives (note 3.11.4.2)	153
Total	1,140

9.5 Additional pro forma information on segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

- Major western European countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

9.5.1 Operating income by geographical area

	June 2005 pro forma				
	Major western European countries	Rest of Europe	Rest of world	Unallocated	Total
	(in thousands of euros)				
Total revenue	288,654	79,221	51,125	39,388	458,388
Operating income	117,873	30,654	16,329	(48,207)	116,649

	June 2004 pro forma				
	Major western European countries	Rest of Europe	Rest of world	Unallocated	Total
	(in thousands of euros)				
Total revenue	269,683	66,859	47,228	25,864	409,634
Operating income	105,512	27,896	12,048	(53,739)	91,717

	December 2004 pro forma				
	Major western European countries	Rest of Europe	Rest of world	Unallocated	Total
	(in thousands of euros)				
Total revenue	547,855	135,988	96,280	50,989	831,112
Operating income	207,921	52,805	23,475	(126,820)	157,381

Within total revenue, only sales of goods and co-promotion income have been allocated. Other revenue (see note 9.6.1.2) has not been allocated as it does not lend itself to this type of analysis.

Unallocated operating income includes expenses and income that is not attributable to a specific geographical area, principally other operating income and expenses, most research and development expenses, and unattributable Group expenses.

9.5.2 Balance sheet items by geographical area

	June 2005				
	Major western European countries	Rest of Europe	Rest of world	Eliminations	Total
	(in thousands of euros)				
Property, plant and equipment	125,531	28,267	27,950		181,748
Inventories	50,440	20,128	5,508		76,076
Trade receivables	162,304	28,098	9,152	(23,576)	175,978
Total segment assets	351,337	81,239	48,378	(23,576)	433,802
Trade payables	93,186	13,211	7,636	(23,576)	90,457
Total segment liabilities	93,186	13,211	7,636	(23,576)	90,457

	December 2004 pro forma				
	Major western European countries	Rest of Europe	Rest of world	Eliminations	Total
	(in thousands of euros)				
Property, plant and equipment	123,102	28,768	25,942	—	177,812
Inventories	44,732	22,267	4,465	—	71,464
Trade receivables	145,205	34,134	7,339	(26,541)	160,137
Total segment assets	313,039	85,169	37,746	(26,541)	409,413
Trade payables	107,435	12,450	5,988	(26,541)	99,332
Total segment liabilities	107,435	12,450	5,988	(26,541)	99,332

9.5.3 Other information

	June 2005 pro forma					
	Major western European countries	Rest of Europe	Rest of world	Unallocated	Eliminations	Total
	(in thousands of euros)					
Capital expenditures	11,053	1,189	1,240	2,351	—	15,833
Depreciation, amortisation and provision charges	(8,737)	(1,476)	(1,268)	(2,122)	—	(13,603)
Impairment losses	—	—	—	—	—	—
Cost of stock options	—	—	—	(1,269)	—	(1,269)

	December 2004 pro forma					
	Major western European countries	Rest of Europe	Rest of world	Unallocated	Eliminations	Total
	(in thousands of euros)					
Capital expenditures	(23,257)	(5,383)	(12,244)	(23,774)	—	(64,658)
Depreciation, amortisation and provision charges	18,242	3,690	1,748	3,858	—	27,538
Impairment losses	—	—	—	10,757	—	10,757
Cost of stock options	—	—	—	2,247	—	2,247

9.6 Additional notes to the pro forma income statement

9.6.1 Total revenue

9.6.1.1 Sales by geographical area

	June 2005 pro forma		June 2004 pro forma		December 2004 pro forma	
	€ 000s	%	€ 000s	%	€ 000s	%
Major western European countries	282,529	68.46	263,760	69.84	535,961	69.80
Rest of Europe	79,050	19.15	66,667	17.65	135,584	17.66
Rest of the world	51,125	12.39	47,228	12.51	96,280	12.54
Total	412,704	100.00	377,655	100.00	767,825	100.00

9.6.1.2 Other revenue

	June 2005 pro forma	June 2004 pro forma	December 2004 pro forma
	(in thousands of euros)		
Royalties received	22,684	17,771	33,207
Milestone payments received	16,093	4,863	11,322
Research and Development expenses billed back to partners	609	3,229	6,460
Co-promotion income	6,298	6,116	12,298
Total	45,684	31,979	63,287

9.6.2 Staff costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and research and development expenses.

	June 2005 pro forma	June 2004 pro forma	31 December 2004 pro forma
	(in thousands of euros)		
Wages and salaries	(78,758)	(74,104)	(147,908)
Social security charges and payroll taxes	(30,360)	(28,378)	(57,140)
Sub-total	(109,118)	(102,482)	(205,048)
Pension plan expenses	(670)	(883)	(1,739)
Stock option expenses	(1,269)	(1,124)	(2,247)
Sub-total excluding employee profit-sharing	(111,057)	(104,489)	(209,034)
Employee profit-sharing	(4,562)	(4,062)	(8,874)
Total	(115,619)	(108,551)	(217,908)

The average rate of employer social security contributions was 38.6% of gross payroll at 30 June 2005 (38.3% at 30 June 2004 and 38.6% at 31 December 2004).

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the company or in an employee share ownership plan managed by an investment company.

9.6.3 Depreciation, amortisation, provisions and impairment losses

9.6.3.1 Net charge to depreciation, amortisation, provisions and impairment losses recognised as operating expenses

	June 2005 pro forma	June 2004 pro forma	December 2004 pro forma
	(in thousands of euros)		
Intangible assets	(1,985)	(1,530)	(3,749)
Property, plant and equipment	(13,151)	(11,895)	(25,405)
Total non-current assets	(15,137)	(13,425)	(29,154)
Retirement benefit obligations	(283)	(387)	(753)
Provisions	1,621	(4,831)	2,118
Total charge excluding current assets	(13,799)	(18,643)	(27,789)
Inventories	1,754	(1,273)	151
Trade receivables	(2,061)	(504)	(387)
Other current assets	36	—	—
Total current assets	(271)	(1,777)	(236)
Total	(14,070)	(20,420)	(28,025)
Goodwill impairment losses	—	—	(10,757)
TOTAL	(14,070)	(20,420)	(38,782)

9.6.3.2 Breakdown of net charge to depreciation, amortisation and impairment losses on non-current assets

	June 2005 pro forma	June 2004 pro forma	December 2004 pro forma
	(in thousands of euros)		
Cost of goods sold	(7,390)	(6,676)	(14,237)
Research and development expenses	(3,340)	(2,673)	(6,309)
Selling expenses	(2,649)	(2,210)	(5,049)
General expenses	(1,758)	(1,866)	(3,559)
Total	(15,137)	(13,425)	(29,154)

9.6.4 Income taxes

	June 2005 pro forma	June 2004 pro forma	December 2004 pro forma
	(in thousands of euros)		
Current taxes	(29,335)	(25,712)	(43,054)
Deferred taxes	6,902	(63)	920
Tax expenses	(22,433)	(25,775)	(42,134)

9.6.5 Basic earnings per share

Basic earnings per share is calculated on the weighted average number of shares outstanding during the year (see note 2.27).

		June 2005 pro forma	June 2004 pro forma	December 2004 pro forma
Net profit attributable to equity holders of the parent *(in thousands of euros)*	(a)	89,368	73,435	117,638
Average number of €15.25 par value shares outstanding during the year[1]	(b)	37,468,245	37,468,245	37,468,245
Basic earnings per share *(€)*	(a)/(b)	2.39	1.96	3.14

(1) The number of shares outstanding did not change between 30 June 2004 and 30 June 2005.

The stock options described in note 3.9.3 are convertible into Mayroy S.A. shares, Ipsen S.A.'s parent company. Consequently, they have no dilutive potential on Group earnings. There are no other dilutive potential shares and therefore diluted earnings per share is the same as basic earnings per share at 30 June 2005 pro forma, i.e. €2.39.

9.7 Additional notes to the pro forma statement of cash flows

9.7.1 Depreciation, amortisation and impairment losses

The following table shows the amount of amortisation, depreciation and impairment losses added back to determine gross cash flow from operations.

	June 2005 pro forma	December 2004 pro forma
	(in thousands of euros)	
Operating — excluding current assets (see note 8.4.3.1)	13,799	27,789
Financial	368	(312)
Total	14,167	27,477

Operating amortisation, depreciation and impairment losses relating to current assets (net charge of K€271) are shown as changes in working capital and calculated on the basis of net book values.

9.7.2 Net gains or losses on disposal of non-current assets

	June 2005 pro forma	December 2004 pro forma
	(in thousands of euros)	
Capital gains or losses on disposal of intangible assets	18	82
Capital gains or losses on disposal of property, plant and equipment	13	241
Capital gains or losses on disposal of equity investments (see note 5.6)	—	(12,494)
Total	31	(12,171)

9.7.3 Breakdown of working capital items

	December 2004 pro forma	Movements during the period: Operating activity related to working capital changes (A)	Investing activity related to working capital changes (B)	Financing activity related to working capital changes (C)	Change in the scope of consolidation	Exchange differences	Other movements	June 2005 pro forma
				(in thousands of euros)				
Inventories	71,464	3,810			—	361	441	76,076
Trade receivables	160,137	14,598			—	570	673	175,978
Trade payables	(99,332)	10,374			—	(934)	(565)	(90,457)
Current tax assets	2,245	(954)			—	29	—	1,320
Current tax liabilities	(8,910)	(1,609)			—	(66)	—	(10,585)
Other current assets	32,783	9,908	2	(68)	—	473	(2,060)	41,038
Other current liabilities	(90,009)	(352)	14,587	68	—	(905)	987	(75,624)
Interest on other financial liabilities[1]	(752)		—	141	—	(1)	148	(464)
Total	67,626	35,775	14,589	141	—	(473)	(376)	117,282

(1) The change in interest on other financial liabilities is shown in note 8.2.10.1 (D) (movements in bank loans and other financial liabilities).

9.7.4 Acquisition of non-current assets

	June 2005 pro forma	December 2004 pro forma
	(in thousands of euros)	
Intangible assets	(2,351)	(22,524)
Property, plant and equipment	(13,482)	(40,884)
Total	(15,833)	(63,408)

9.7.5 Net cash and cash equivalents

9.7.5.1 Opening net cash and cash equivalents

	Pro forma consolidated balance sheet at 31 December 2004
	(in thousands of euros)
Cash and cash equivalents — **assets**	94,321
Bank overdrafts — **liabilities**	(1,558)
Net opening cash and cash equivalents	92,763

9.7.5.2 Closing net cash and cash equivalents

	Consolidated balance sheet at 30 June 2005
	(in thousands of euros)
Cash and cash equivalents — **assets**	41,591
Bank overdrafts — **liabilities**	(9,849)
Closing net cash and cash equivalents	31,742

9.8 Impact of the first-time adoption of IFRS

The basis for the first-time adoption of IFRS and comments on accounting policies and elections used are described in note 1.2. to the IFRS consolidated financial statements for the year ended 31 December 2004.

9.8.1 Impact of first-time adoption of IFRS at 30 June 2004

9.8.1.1 Impact on income statement at 30 June 2004

		Sales	Other revenue	Operating income	Discontinued operations	Net profit for the period	Attributable to equity holders of the parent	Minority interests
					(in thousands of euros)			
Net profit at 30 June 2004, French GAAP		378,636	—	87,917	1,757	68,271	68,176	95
Reclassification of customer discounts	IAS 18	(980)		(980)	—	—	—	—
Reclassification of other revenue	IAS 18	—	32,146	—	—	—	—	—
Reclassification of exceptional items	IAS 1	—	—	1,680	10,509	—	—	—
Reclassifications with no impact on net profit		(980)	32,146	700	10,509	—	—	—
Revenue recognition	IAS 18	—	(167)	3,125	—	3,125	3,125	—
Derecognition of brand and trademark expenses	IAS 38	—	—	(119)	—	(119)	(119)	—
Post-employment benefits	IAS 19	—	—	1,218	—	1,018	1,017	1
Goodwill	IFRS 3	—	—	—	—	2,706	2,706	—
Share-based payments	IFRS 2	—	—	(1,124)	—	(1,124)	(1,124)	—
Deferred tax on IFRS restatements	—	—	—	—	—	(346)	(346)	—
Restatements affecting net profit		—	(167)	3,100	—	5,260	5,259	1
Total IFRS impact		(980)	31,979	3,800	10,509	5,260	5,259	1
Net profit at 30 June 2004, IFRS		377,656	31,979	91,717	12,266	73,531	73,435	96

9.8.1.2 Impact on shareholders' equity at 30 June 2004

		Total	Attributable to equity holders of the parent	Minority interests
			(in thousands of euros)	
Shareholders' equity at 30 June 2004, French GAAP		312,276	311,208	1,068
Revenue recognition	IAS 18	(793)	(793)	—
Derecognition of brand and trademark expenses	IAS 38	(842)	(842)	—
Post-employment benefits	IAS 19	378	368	10
Goodwill	IFRS 3	2,706	2,706	—
Share-based payments	IFRS 2	—	—	—
Government grants	IAS 20	(918)	(918)	—
Deferred tax on IFRS restatements	—	163	158	5
Total IFRS impact		694	679	15
Shareholders' equity at 30 June 2004, IFRS		312,970	311,887	1,083

9.8.2 Impact of the first-time adoption of IAS 32 and 39 at 1 January 2005 pro forma

IAS 32 Financial instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement were adopted prospectively by the Group on 1 January 2005.

9.8.2.1 Comments

The Group uses derivative financial instruments to reduce its exposure to exchange rate and interest rate risk.

IAS 39 requires these instruments to be recognised on the balance sheet and changes in their fair value to be recognised under profit and loss, unless they are designated as cash flow hedges. In accordance with IFRS 1, the Group did not change its classification of these instruments upon first-time adoption.

- Exchange rate risk

The Group uses exchange rate derivatives to hedge its foreign currency receivables against potential exchange rate fluctuations. These instruments are mostly eligible for designation as fair value hedges.

At 1 January 2005, opening shareholders' equity was decreased or increased by the impact of revaluing the following instruments at fair value:

— Exchange rate derivatives eligible for hedge accounting under IFRS;

— Exchange rate derivatives not eligible for hedge accounting.

- Interest rate risk

The Group uses interest rate derivatives to fix its refinancing rate on a portion of its short-term debt. These instruments are eligible for designation as cash flow hedges since they are designed to hedge an underlying asset issued or contracted at a floating interest rate.

9.8.2.2 Impact of IAS 39 on main consolidated balance sheet items at 1 January 2005

At 1 January 2005, the impact of these restatements on the consolidated balance sheet arose as a result of accounting for all interest rate derivatives at their fair value.

Derivatives eligible for hedge accounting (exchange rate and interest rate) had the effect of decreasing consolidated shareholders' equity by K€922 net of deferred taxes, with a corresponding amount recognised principally in other current financial liabilities.

Derivatives not eligible for hedge accounting (exchange rate and interest rate) had the effect of decreasing consolidated shareholders' equity by K€20 net of deferred taxes.

9.8.2.2.1 Other restatements

Other restatements, which had no effect on opening consolidated shareholders' equity at 1 January 2005, principally involved the reclassification of equity investments as required by IFRS.

REPORT OF THE STATUTORY AUDITORS

The following is a free translation for convenience purposes only of the French language original. Accounting principles and auditing standards and their application in practice vary among different countries. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion of the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in this report may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for the use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Beaufour Ipsen S.A.S.

Registered office: 42, rue du Docteur Blanche — 75016 Paris

Share capital: €446,863,125

Statutory auditors' report on the consolidated financial statements

Years ended December 31, 2004, 2003 and 2002

In compliance with the assignment entrusted to us by the shareholder, we have audited the accompanying consolidated financial statements of Beaufour Ipsen S.A.S. for the years ended December 31, 2004, 2003 and 2002.

The consolidated financial statements have been approved by the President. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, for the years ended December 31, 2004, 2003 and 2002, give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying the opinion expressed above, and in accordance with Article L.232-6 of the French Commercial Code, we draw to your attention to the following changes in accounting method in the year ended December 31, 2003, as set out in Note 2.2.2. to the consolidated financial statements, relating to:

- The first time application of *Conseil National de la Comptabilité* (French National Accounting Board) opinion n° 2004-05 on accounting for long-service awards;
- Changes in consolidation methods used for joint ventures held with third parties.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As described in Notes 2.4.1.2 and 2.5 to the consolidated financial statements, the Group carries out valuation on a regular basis for its intangible assets and goodwill. As part of our assessment of the significant estimates used to prepare the consolidated financial statements, we examined the approach used by the company and — based on the information available at the time of our audit — we also ensured that the estimates made by the company at December 31, 2004 were reasonable. The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris La Défense and Neuilly sur Seine, June 20, 2005

The statutory auditors

KPMG Audit *Department of KPMG S.A.*	Deloitte & Associés
Jean Gatinaud *Partner*	Christophe Perrau *Partner*

CONSOLIDATED FINANCIAL STATEMENTS OF BEAUFOUR-IPSEN S.A.S.[1]

Consolidated balance sheet at 31 December 2004, 2003 and 2002 before allocation of net profit

	Notes	2004	2003	2002
		(amounts in thousands of euros)		
ASSETS				
Goodwill	3.1	129,908	135,321	140,734
Intangible assets	3.2	26,262	17,023	3,446
Property, plant and equipment				
Cost		365,649	341,874	360,704
Accumulated depreciation and provisions		(212,863)	(199,035)	(204,607)
Net	3.3	152,786	142,839	156,097
Long-term investments				
Investments in & advances to non-consolidated subsidiaries		5,398	5,756	5,063
Other long-term investments		1,507	1,526	881
	3.4	6,905	7,282	5,944
Total fixed assets		315,861	302,465	306,221
Deferred taxes	3.5	6,840	6,398	8,175
Inventories	3.6	65,087	60,635	72,358
Trade receivables	3.7	160,234	140,304	122,476
Other current assets	3.8	46,381	33,894	35,686
Short-term investments and deposits	3.9	6,587	21,344	46,942
Cash		12,712	14,266	16,159
Total current assets		297,841	276,841	301,796
TOTAL ASSETS		613,702	579,306	608,017
SHAREHOLDERS' EQUITY AND LIABILITIES				
Shareholders' equity	3.10			
Share capital		446,863	446,863	446,863
Additional paid-in capital and reserves		(347,038)	(325,566)	(371,951)
Net profit for the period		77,185	70,249	47,062
Cumulative translation reserve		(5,099)	(3,032)	2,709
Total shareholders' equity		171,911	188,514	124,683
Minority interests	3.11	22,945	21,835	31,477
Provisions and long-term liabilities				
Provisions for employee benefits	3.12	3,670	3,522	3,650
Provisions for risks and charges	3.13	23,809	27,291	15,313
Bank borrowings	3.14	171,013	130,505	173,486
Other long-term debt	3.14	23,093	23,512	25,253
		221,585	184,830	217,702
Deferred taxes	3.5	556	538	1,188
Current liabilities				
Short-term debt	3.14	3,864	3,828	60,151
Trade payables		99,944	90,512	101,376
Other current liabilities	3.15	91,340	86,473	69,705
Bank overdrafts		1,557	2,776	1,735
		196,705	183,589	232,967
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		613,702	579,306	608,017

The notes hereto form an integral part of the consolidated financial statements.

1 When the 2004 consolidated financial statements were published, the Company was still a « société par actions simplifiée » and its name had not yet been changed from Beaufour-Ipsen to Ipsen.

Consolidated income statement
years ended 31 December 2004, 2003 and 2002

	Notes	2004	2003	2002
		(amounts in thousands of euros)		
Sales	4.1	742,474	710,092	688,004
Cost of goods sold		(184,563)	(207,180)	(207,600)
Gross profit		557,911	502,912	480,404
Selling, general and administrative expenses		(307,065)	(286,615)	(268,779)
Research and development expenses		(144,347)	(133,117)	(127,924)
Other operating income and expenses	4.2	43,749	52,387	19,390
Restructuring costs	4.5	(14,320)	—	—
Operating income		135,928	135,567	103,091
Financial income/(expenses)	4.6	(11,996)	(17,188)	(12,794)
Exceptional items	4.7	12,605	(2,145)	(4,092)
Income taxes	4.8	(40,222)	(36,860)	(34,058)
Net profit before goodwill amortisation and minority interests		96,315	79,374	52,147
Share of income of companies sold	4.9	1,233	—	—
Goodwill amortisation	3.1.2	(16,170)	(5,413)	(5,505)
Net profit before minority interests		81,378	73,961	46,642
Minority interests	3.11.1	(4,193)	(3,712)	420
Net profit attributable to the Group		77,185	70,249	47,062
Earnings per share		2.63	2.40	1.61

The notes hereto form an integral part of the consolidated financial statements.

Consolidated statement of cash flows
Years ended 31 December 2004, 2003 and 2002

	Notes	2004	2003	2002
		(amounts in thousands of euros)		
Operating activities				
Net profit before minority interests		81,378	73,961	46,642
Non cash and non operating items:				
Depreciation, amortisation and provisions	5.1	23,603	38,472	22,461
Goodwill amortisation		16,170	5,413	5,505
Net gains or losses on fixed asset disposals		(12,558)	99	3,654
Translation differences		404	1,145	(123)
Deferred taxes		(473)	1,711	(1,026)
Other non-cash items		(24)	(10)	412
Cash flow before changes in working capital		108,500	120,791	77,525
(Increase)/decrease in inventories		(4,556)	5,686	178
(Increase)/decrease in trade receivables		(25,060)	(23,541)	336
(Decrease)/increase in trade payables		9,969	(7,120)	6,091
Net change in income tax liabilities		(3,341)	7,681	(21,195)
Net change in other operating assets and liabilities		1,008	11,577	(1,757)
Change in working capital related to operating activities		(21,980)	(5,717)	(16,347)
NET CASH PROVIDED BY OPERATING ACTIVITIES		86,520	115,074	61,178
Investing activities				
Acquisition of fixed assets	5.2	(53,901)	(50,345)	(27,721)
Proceeds from disposal of equity investments		16,451	—	—
Proceeds from disposal of intangible assets and property, plant & equipment		1,104	1,705	1,334
Impact of changes in the scope of consolidation		(726)	3	(1,283)
Impact of changes in accounting and consolidation methods		—	(1,353)	—
Dividends received		—	—	166
Investment subsidies received		128	—	23
Other cash flows related to investing activities		91	3,591	(415)
Change in working capital related to investing activities		8,890	984	(925)
NET CASH USED BY INVESTING ACTIVITIES		(27,963)	(45,415)	(28,821)
Financing activities				
Additional long-term borrowings	5.3	82,352	131,207	790
Repayment of long-term borrowings	5.3	(47,051)	(235,054)	(52,314)
Net change in short-term borrowings	5.3	(322)	1,058	—
Capital increases made by subsidiaries		—	5,049	1
Capital reductions made by subsidiaries		442	—	—
Dividends paid by Beaufour Ipsen S.A.		(91,900)	—	—
Dividends paid by subsidiaries to minority shareholders		(2,087)	—	(4,100)
Change in working capital related to financing activities		(13,035)	2,729	549
NET CASH USED BY FINANCING ACTIVITIES		(71,601)	(95,011)	(55,074)
CHANGE IN CASH AND CASH EQUIVALENTS		(13,044)	(25,352)	(22,717)
Cash and cash equivalents at the beginning of the year		32,834	61,366	87,688
Impact of exchange rate movements		(2,048)	(3,180)	(3,605)
Cash and cash equivalents at the end of the year	5.4	17,742	32,834	61,366

The notes hereto form an integral part of the consolidated financial statements.

Consolidated statement of changes in shareholders' equity (Group share) at 31 December 2004, 2003 and 2002

	Share capital	Consolidated reserves	Net profit for the period	Other movements: Cumulative translation reserve	Other movements: Revaluation reserve	Other movements: Shares in parent company	Other movements: Total	Shareholders' equity
	(amounts in thousands of euros)							
Balance at 31 December 2001	446,863	(421,837)	49,862	7,491	—	—	7,491	82,379
Net profit for the period	—	—	47,062	—	—	—	—	47,062
Allocation of net profit for prior period	—	49,876	(49,862)	(14)	—	—	(14)	—
Dividend paid by parent company	—	—	—	—	—	—	—	—
Change in cumulative translation reserve	—	—	—	(4,768)	—	—	(4,768)	(4,768)
Change in investment subsidies and special revaluation reserve	—	(9)	—	—	—	—	—	(9)
Other movements	—	19	—	—	—	—	—	19
Balance at 31 December 2002	446,863	(371,951)	47,062	2,709	—	—	2,709	124,683
Net profit for the period	—	—	70,249	—	—	—	—	70,249
Allocation of net profit for the period	—	47,402	(47,062)	(340)	—	—	(340)	—
Dividend paid by parent company	—	—	—	—	—	—	—	—
Change in cumulative translation reserve	—	—	—	(5,401)	—	—	(5,401)	(5,401)
Change in investment subsidies and special revaluation reserve	—	(11)	—	—	—	—	—	(11)
Change in accounting or consolidation methods	—	(1,006)	—	—	—	—	—	(1,006)
Balance at 31 December 2003	446,863	(325,566)	70,249	(3,032)			(3,032)	188,514
Net profit for the period	—	—	77,185	—	—	—	—	77,185
Allocation of net profit for the period	—	70,385	(70,249)	(136)	—	—	(136)	—
Dividend paid by parent company	—	(91,900)	—	—	—	—	—	(91,900)
Change in cumulative translation reserve	—	—	—	(1,931)	—	—	(1,931)	(1,931)
Change in investment subsidies and special revaluation reserve	—	43	—	—	—	—	—	43
Balance at 31 December 2004	446,863	(347,038)	77,185	(5,099)			(5,099)	171,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Presentation of the Group

1.1 Definition and business activities

A list of consolidated subsidiaries comprising the ''Beaufour Ipsen group'' can be found in Note 1.3.

The Group's holding company is Beaufour Ipsen, a *société par actions simplifiée* founded in 1998, which acquired 100% of SCRAS S.A.S., a group holding company, on 17 December 1998.

The Group's business is the research, development, manufacture and sale of pharmaceutical products intended for human healthcare.

1.2 Changes in the scope of consolidation

Changes in the scope of consolidation during the years under review were as follows:

1.2.1 Acquisitions

Acquisitions made by the Group in the years under review are described in Note 1.4.2 below. These companies were consolidated by the Group at 31 December 2004, with the exception of Spirogen.

1.2.2 Disposals

The Dynport L.L.C. joint venture was sold in June 2004 and is no longer consolidated. Results achieved during the period until the disposal date are shown under a separate line item entitled ''Share of income of companies sold''.

1.2.3 Change in the scope of consolidation

— On 1 January 2002, Specwood Ltd. and Pothold Ltd., both of which ceased business on 30 November 2001, were deconsolidated. The Group's holdings in the companies were accounted for as investments in non-consolidated companies at the value of their net assets consolidated by the Group on 31 December 2001. During 2002, both companies distributed their net assets, the value of which was deducted from investments in non-consolidated companies. Accordingly, their deconsolidation had no impact on the net value of long-term investments at 31 December 2002.

— On 1 January 2002, Ly Yuan Ginkgo Company Ltd. and Pizhou Zhong Da Ginkgo Leaves Co. Ltd., two Chinese subsidiaries involved in drying ginkgo biloba leaves, were deconsolidated as they did not meet materiality requirements (2002 combined sales of K€1,706 and combined operating income of K€132). These companies were accounted for as investments in non-consolidated companies and carried at the value of their net assets consolidated by the Group at 31 December 2001, which had the effect of increasing investments in non-consolidated companies by K€1,209 (see Note 3.4.2).

— On 1 January 2003, Italian subsidiary Beaufour Srl was reconsolidated in anticipation of the future resumption of its business activities.

1.2.4 Internal restructuring

Although they had no impact in terms of scope of consolidation, the following restructuring operations were completed during the years under review:

— Beaufour-Ipsen Industrie Argiles S.A.S. was merged into Beaufour Ipsen Industrie S.A.S. during 2002;

— Laboratoires Urpac-Astier S.A.S. was merged into Beaufour Ipsen Pharma S.A.S. during 2002.

1.3 Companies included in the scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

- Country of incorporation;
- Place of registered office (State of incorporation for US companies);
- At each year end, the percentage of voting rights and share capital held (these percentages differ where Beaufour Ipsen's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 31 December 2004, 2003 and 2002

			% voting rights			% share capital		
Name and legal form at 31 December 2004	**Country**	**Registered office**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
1.3.1 Fully consolidated companies								
Beaufour Ipsen S.A.S.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	—	100.0	100.0	—
Beaufour-Ipsen Industrie S.A.S.	France	Dreux	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd.	Korea	Seoul	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd.	China	Tianjin	96.0	96.0	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	50.29	50.29	50.29	50.29	50.29	50.29
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0	80.0	80.0
Ipsen Ltd.	UK	London	53.41	53.41	53.41	53.41	53.41	53.41
Ipsen N.V.	Belgium	Ghent	100.0	99.99	99.99	100.0	99.99	99.99
Ipsen S.p.A.	Italy	Milan	66.67	66.67	66.67	66.67	66.67	66.67
Ipsen Biopharm Ltd.	UK	Wrexham	100.0	100.0	100.0	53.41	53.41	53.41
Ipsen Inc.	USA	Massachusetts	100.0	100.0	100.0	53.41	53.41	53.41
Ipsen Pharma Biotech S.A.S.	France	Signes	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Pharma S.A.	Spain	Barcelona	64.22	64.22	64.22	64.22	64.22	64.22
Ipsen Pharmaceuticals Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0	100.0	100.0
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	75.0	75.0	75.0	75.0	75.0	75.0
Ipsen Scandinavia A/S	Denmark	Copenhagen	100.0	100.0	100.0	100.0	100.0	100.0
Porton International Inc.	USA	Delaware	100.0	100.0	100.0	53.41	53.41	53.41
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S. (SCRAS)	France	Paris	100.0	100.0	100.0	100.0	100.0	100.0
Sterix Ltd.(1)	UK	London	100.0	—	—	53.41	—	—
1.3.2 Proportionally consolidated companies								
Dynport L.L.C.(2)	USA	Virginia	—	49.0	49.0	—	26.17	26.17
Garnay Inc.(3)	USA	South Carolina	50.0	50.0	50.0	50.0	50.0	50.0
Linnea S.A.(3)	Switzerland	Riazzino	50.0	50.0	50.0	50.0	50.0	50.0
Saint-Jean d'Illac S.C.A.(3)	France	Paris	50.0	50.0	50.0	50.0	50.0	50.0
Wallingstown Company Ltd.(3)	Ireland	Cork	50.0	50.0	50.0	50.0	50.0	50.0

(1) Acquired during 2004

(2) Sold during 2004

(3) Fully consolidated at 31 December 2002

1.4 Significant events in the periods under review

1.4.1 New partnership agreements

— In December 2002, the Group entered into a licence and co-operation agreement with subsidiaries of the Hoffmann-La Roche Group (''Roche''). The agreement covers the development of two anticancer agents from the Group's research portfolio, Diflomotecan and BN80927, together with worldwide distribution rights, excluding Europe, of the end products. The Group owns the patents for this family of anticancer compounds, which it has agreed to develop jointly with Roche. Roche therefore has a co-exclusive right and licence over the Group's patents and development know-how. The development costs are split 70% for Roche and 30% for the Group, except where one of the parties decides not to pursue development work on a particular product.

Amounts received by the Group in 2003 and 2004 under this agreement were booked as other operating income. Roche will make further payments to the Group contingent upon the achievement of certain development milestones. Once the product is on the market, Roche will also pay the Group royalties on its worldwide sales excluding Europe, while the Group will pay Roche royalties on its European sales.

— In March 2003, the Group acquired distribution rights in France for two anti-hypertension products for a period of eight years. It also purchased all the intangible assets associated with these products from the previous distributor for the amount of €19.9 million, including €12.7 million in 2003 and an additional amount of €7.2 million based on 2004 sales.

— On 7 October 2003, the Group signed an agreement with subsidiaries of the Hoffmann-La Roche Group (Roche), granting Roche an option for an exclusive licence over the development and world distribution rights for its diabetes compound, BIM 51077. The rights are co-exclusive for Japan and France. The option is valid for three years in exchange for fixed premium payments to the Group. The Group will manage and finance a programme to develop new forms of the BIM 51077 compound. Depending on the outcome, Roche may exercise its option at a price that varies according to the exercise date. If the option is exercised, Roche will reimburse the Group for all research and development expenditures incurred from signature of the agreement, multiplied by a coefficient that varies with the option exercise date.

Roche will then be responsible for financing all future global development of the compound. It will make additional payments contingent upon achievement of various development, regulatory, and commercial milestones. The Group will also receive royalties on worldwide sales.

— In 2003, the Group acquired world development and distribution rights to an innovative anticancer agent, SJG-136, developed by Spirogen. Under the agreement, the Group will make an initial payment plus further payments contingent upon achievement of clinical development and regulatory milestones. The Group will also pay Spirogen royalties on worldwide sales.

Spirogen will also conduct a two-stage research programme on behalf of the Group lasting about five years, which will give the group development and distribution rights over another product from the same technological platform. This programme is in addition to the Group's global research and development activity in oncology.

1.4.2 Acquisitions

- ***Spirogen.*** The Group has acquired shares and call options over shares exercisable until 31 December 2006, giving it access to 19.99% of Spirogen's share capital. At 31 December 2004, the Group had a 17.10% stake in Spirogen, acquired for the amount of €8.2 million. A write-down of €6.5 million was made at the end of 2004 to bring the value of this investment into line with the Group's share in Spirogen's underlying net assets.

- ***Sterix.*** In February 2004, the Group acquired Sterix, a UK company involved in research and development of a new generation of steroid-based pharmaceutical products for use in treating certain cancers and some metabolic and endocrinological disorders. Sterix strengthens the Group's oncology portfolio with two products currently under development, STX 64 in phase I clinical trials for breast cancer, and STX 140 in the pre-clinical phase, as well as other research projects and a portfolio of patents under development. It also gives the Group the opportunity to forge close relationships with two internationally reputed English universities. The goodwill arising from the acquisition was written down in full at 31 December 2004.

1.4.3 Restructuring

- **Erwinase®**. In February 2003, the Group decided to discontinue distribution of Erwinase®, an anticancer agent. The negative impact on 2003 sales was €6.1 million compared with the same period of 2002.
- **Hyate:C®**. At the end of June 2004, the Group decided to discontinue production of Hyate:C® due to repeated difficulties in sourcing raw materials of an acceptable quality, difficulties which the Group has been unable to resolve despite its efforts. The negative impact on 2004 operating income was €10.5 million.
- **Disposals.** In June 2004, the Group sold its holding in the Dynport L.L.C. joint venture, which specialises in developing vaccines.
- **Ipsen Pharma SA** decided to restructure its operations in 2004, leading to about 20 job losses, mainly in its production facilities. The total cost of the plan, announced in December 2004, will be €2.0 million, principally in redundancy payments, spread over the first quarter of 2005.

1.4.4 Debt refinancing

- On 17 December 2003, the Group repaid the balance of the structured loan taken out in 1998, amounting to €231.4 million.

  These borrowings were refinanced by four bilateral credit lines initially totalling €315 million, with a maximum term of five years. The credit lines may be used in the form of short-term draw-downs (1 to 12 months) at the borrower's initiative, enabling the Group to adapt its borrowings to its cash-flow profile (see Note 3.14.1).

1.4.5 Governmental measures

- European governments are increasingly introducing measures to reduce public health spending, which will have an impact on the Group's future results:
  - In the United Kingdom, the price of drugs was cut by 7% with effect from 1 January 2005 under the Pharmaceutical Price Regulation Scheme (PPRS).
  - In Spain, an additional 4.2% sales tax was introduced on 1 February 2005, following the government's cancellation of the ''pacto social''.
  - In Italy, the 6.8% sales tax introduced at the end of June 2004, has been renewed for 2005.
- Falling drug prices, due both to governmental measures and to commercial pressure in some countries, depressed 2004 sales by €3.0 million compared with 2003, representing a 0.4 percentage point slowdown in sales growth.

1.4.6 Other significant events

- *Biotechnology development and production facility.* In 2003, the Group decided to build a biotechnology development and production facility in the USA to manufacture clinical samples and, at a later stage, the corresponding end products. The construction contracts were signed in 2003 and the building completed in 2004. Total costs incurred in 2003 and 2004 amounted to $14.5 million.

2. Significant accounting policies and consolidation methods

2.1 Significant accounting policies

The Group's consolidated financial statements have been prepared in accordance with the provisions of the seventh European Directive. The consolidation methods used comply with the regulations approved in France by the *Conseil National de la Comptabilité* (French National Accounting Board) on 17 December 1998, adopted by the *Comité de la Réglementation Comptable* (French Accounting Standards Committee) on 29 April 1999 as regulation CRC 99-02, and published in the Official

Journal of the French Republic by ministerial decree on 31 July 1999. The Group applies the benchmark treatment for exchange differences and employee benefits.

The individual financial statements of the companies included in the scope of consolidation are prepared in accordance with French generally accepted accounting principles or, in the case of non-French companies, restated to comply with French generally accepted accounting principles prior to consolidation.

2.2 Change in accounting or consolidation methods

2.2.1 Year ended 2002

There were no changes in accounting or consolidation methods for the year ended 31 December 2002.

2.2.2 Year ended 2003

2.2.2.1 Consolidation of companies held jointly with the Schwabe Group

Companies held jointly with the Schwabe Group (Garnay Inc., Saint-Jean d'Illac S.C.A., Wallingstown Company Ltd. and Linnea S.A.) were fully consolidated until 31 December 2002, which was deemed to be the most appropriate method in light of their operating and business structures. In 2003, these companies were proportionally consolidated following a legal analysis of their structure and the Group's partnership with Schwabe. The impact of this change is not material in terms of the figures presented (€10.9 million in sales, €0.7 million in operating income, €0.3 million in net profit before minority interests and €17.1 million in total assets).

2.2.2.2 Service awards

French employees are entitled to certain awards based on their length of service with the Group or in recognition of the exceptional quality of their work.

Until 31 December 2002, no provisions were taken to cover this liability. At 31 December 2003, to meet new accounting regulations, the Group took a provision of K€1,006 in respect of its French subsidiaries, which was deducted directly from shareholders' equity.

2.2.3 Year ended 2004

There were no changes in accounting or consolidation methods for the year ended 31 December 2004.

2.3 Consolidation methods

Companies over which Beaufour Ipsen exercises exclusive control are fully consolidated. Exclusive control arises from:

- direct or indirect ownership of the majority of the company's voting rights;
- the appointment, for two consecutive years, of the majority of the members of the Board of Directors, Executive Board or Supervisory Board;
- the right to exercise dominant influence.

Companies controlled jointly with a limited number of outside partners are proportionally consolidated.

Companies over which Beaufour Ipsen exercises significant influence are accounted for using the equity method. Significant influence is deemed to be exercised where its shareholding exceeds 20%.

2.4 Consolidation of subsidiaries

2.4.1 First-time consolidation

2.4.1.1 Identifiable assets and liabilities

On first-time consolidation:

- identifiable assets and liabilities are valued at their fair value where there is a material difference compared with their net book value; and
- where applicable, in accordance with the relevant accounting policy applied by the Group (see Note 2.10), a portion of the acquisition price corresponding to the estimated value of the company's research and development portfolio is recognised directly as an expense.

2.4.1.2 Goodwill

The difference between the purchase price and the fair value of the underlying net assets acquired (as discussed above with respect to the application of the Group's accounting principles) for the companies consolidated at the time of the first consolidation is recognised as goodwill.

Goodwill is amortised on a straight-line basis over a period reflecting the subsidiary's business activities and future prospects on the acquisition date, but may not exceed 40 years. Negative goodwill is either accounted for under provisions for risks and charges or recognised directly in the income statement, depending on the terms and conditions of the acquisition. Fully amortised goodwill arising from companies that are no longer consolidated due to deconsolidation, merger or liquidation is eliminated from consolidated assets.

2.4.2 Deconsolidation of companies remaining within the Group

When a company is removed from the scope of consolidation, either because it no longer meets materiality requirements or it has gone into liquidation, but has not been sold by Group or been dissolved following completion of its liquidation, the Group's investment is carried at the value of the company's net assets in the opening balance sheet of the year in which it is deconsolidated. The same approach is followed at each successive year end until the company is legally dissolved. Where the amount involved is negative, it is accounted for under provisions for risks and charges.

2.4.3 Materiality requirements for consolidation

The following principles are applied in deciding whether a subsidiary should be excluded from the scope of consolidation:

- Dormant companies and companies in liquidation are not consolidated. The impact of a decision to liquidate a company is accounted for in the individual financial statements of the parent company by writing down the value of its investment and, where applicable, its shareholders' advances.
- For companies that are still in business, the following materiality thresholds apply:
  - companies accounted for using the equity method: the thresholds are determined by reference to the company's relative contribution to consolidated shareholders' equity, consolidated net profit and total goodwill;
  - fully or proportionally consolidated companies: the thresholds are determined by reference to the company's relative contribution to consolidated sales, consolidated operating income, consolidated shareholders' equity and total consolidated assets.

Given the particularly exhaustive nature of the Group's scope of consolidation, it has not yet been deemed necessary to define materiality thresholds.

To date, the exclusion of a company from the scope of consolidation has not had any material impact on the Group, having never exceeded 1.5% of any of the consolidated aggregates referred to above.

2.4.4 Investments in non-consolidated companies

Investments in non-consolidated companies are carried at cost (purchase price plus transaction expenses) or transfer value. A provision for impairment is taken where the fair value of an investment is lower than its carrying value on the reporting date. Fair value is determined on the basis of several criteria, including the value of the Group's share in the company's underlying net assets, the company's earnings prospects assessed principally on a discounted cash flow basis, and the importance of the company to the Group in strategic terms or in light of synergies with other investments.

2.5 Intangible assets

Intangible assets are carried at cost. They are tested annually for impairment and a provision taken where necessary. Amortisation rules for intangible assets are determined on a case-by-case basis, depending on their nature. As a general rule:

- Brands and trademarks are not amortised;
- Patents are amortised on a straight-line basis over five years;
- Software is amortised on a straight-line basis over 1 to 3 years;
- Purchased goodwill may, depending on its nature, be amortised over a period determined according to the economic factors that governed its purchase and valuation.

2.6 Property, plant and equipment

Property, plant and equipment are carried at acquisition cost, production cost or revaluation value. They are depreciated on a straight-line basis over their estimated useful lives as follows:

- buildings 20 to 50 years
- plant & equipment 5 to 10 years
- other 4 to 10 years

2.7 Inventories

Inventories are carried at the lower of cost and market value (defined as net realisable value). Cost is determined using either the weighted average cost method or the first-in first-out method, depending on the nature of the inventories.

2.8 Deferred taxes

Deferred taxes are recognised on differences between the book value and tax base of assets and liabilities, using the liability method, provided they have not been expressly excluded from the scope of recognition. Amounts recognised in the consolidated financial statements are calculated at the level of each tax entity included in the scope of consolidation.

Deferred tax assets are only recognised in respect of tax losses where they are certain to be set off against future taxable profits within a period of five years.

In the absence of a reliable reversal schedule, deferred tax assets and liabilities are not discounted.

2.9 Sales

Sales are recognised when all the following conditions are met:

- there is evidence of an agreement between the parties;
- the goods have been delivered or the service provided;
- the price is fixed or can be determined.

Sales of products are recognised when the risks and rewards of ownership have passed to the customer.

Rebates and discounts granted to customers are recognised at the same time as sale of the goods, and are deducted from consolidated sales.

2.10 Research and development expenses

Research and development expenses are not capitalised but expensed in the year in which they are incurred.

2.11 Foreign currency conversion of receivables, payables, income statement and cash flow items

Receivables and payables denominated in foreign currencies are initially converted at the exchange rates prevailing on the transaction date and then revalued at the closing rates prevailing on the reporting date. Any resulting gains or losses are recognised in the income statement. Income statement and cash flow items are translated at the rates prevailing on the transaction date.

Where local accounting standards differ, the financial statements of the companies concerned are restated prior to consolidation where the amounts involved are material.

2.12 Conversion of foreign subsidiaries' financial statements

In the case of companies outside the European Monetary Union, balance sheet items are translated at the closing exchange rates prevailing on the reporting date, while income statement and cash flow items are translated at the average rate for the year.

Exchange differences are transferred to the cumulative translation reserve, which forms an integral part of shareholders' equity, and to minority shareholders for the non-Group share.

These differences arise from:

- the impact on shareholders' equity of any difference between the rates used for the opening and closing balance sheets;
- the impact on net profit for the year of any difference between the year's average rate and closing rate.

2.13 Exchange differences with respect to intra-group transactions and cash flows

Exchange differences arising from the elimination of foreign currency transactions between fully consolidated companies are transferred to the cumulative translation reserve under shareholders' equity and to minority shareholders for the non-Group share, to eliminate their impact on consolidated results.

Exchange differences arising from foreign currency cash flow movements between fully consolidated companies are accounted as a separate line item in the consolidated statement of cash flows.

2.14 Employee benefits

Depending on the laws and practices of the countries in which the Group operates, employees may be entitled to compensation when they retire or to a pension following their retirement. The Group's liability in this respect is calculated using the actuarial models and assumptions that apply in the countries concerned, mainly France, Italy, Spain, United Kingdom and Ireland.

In some countries, employees are entitled to awards for long service or for exceptional work quality.

The liability corresponding to the employees' vested rights is covered by:

- contributions to independent organisations (insurance companies) responsible for paying the pensions or other benefits;
- provisions taken in the balance sheet based on the local legislation applicable in each country.

2.15 Minority interests

Where the consolidation of a company gives rise to negative minority interests, an analysis is made to determine whether the minority shareholders are likely to bear their share of the consolidated negative Shareholders' equity. If not, the amount involved is attributed to Beaufour Ipsen.

2.16 Treatment of changes in the scope of consolidation in the cash flow statement

The net impact of the following items is identified on a separate line item in the cash flow statement:

- the amount paid or received by the Group following acquisition or disposal of consolidated companies;
- the cash held by those companies, which is added to or deducted from consolidated cash.

2.17 Operating income

Consolidated operating income includes all income and expense items arising as a result of the Group's ordinary business activities, as opposed to isolated income and expense items arising outside its ordinary business activities which may cause a significant fluctuation in earnings.

2.18 Exceptional items

Income and expense items are classified as exceptional where:

- they do not arise as part of the Group's ordinary business operations;
- they are clearly non-recurring in nature.

Exceptional items include capital gains or losses on property, plant & equipment, intangible assets and long-term investments.

2.19 Provisions for risks and charges

The Group applies the provisions of regulation CRC 00-06 on liabilities issued by the French Accounting Standards Committee on 7 December 2000, which came into effect on 1 January 2002 (regulation resulting from opinion CNC 00-01 issued by the French National Accounting Board on 20 April 2000 and published in the Official Journal by ministerial decree on 19 January 2001).

Under this regulation, provisions for risks and charges are taken to cover all obligations towards third parties likely to give rise to an outflow of resources without the receipt of any consideration. These provisions are estimated on the basis of the most likely assumptions on the reporting date.

2.20 Earnings per share

Earnings per share is calculated on the basis of the number of shares outstanding.

Diluted earnings per share is calculated on the basis of the number of shares that would be outstanding if all outstanding stock options and share warrants were exercised.

2.21 Hedging instruments

Income and expenses arising from hedging transactions are recognised in parallel with those arising from the hedged item. Where financial instruments do not qualify as hedges, they are marked to market on the reporting date and any unrealised gains or losses are recognised in the income statement.

3. Notes to the balance sheet

3.1 Goodwill

3.1.1 Net book value

Movements in goodwill in 2003 and 2004:

	2002	Movements during 2003 (in thousands of euros) Increases	Decreases	Exchange differences	2003
Gross	258,391	—	—	—	258,391
Amortisation	(117,657)	(5,413)	—	—	(123,070)
Net	140,734	(5,413)	—	—	135,321

	2003	Movements during 2004 (in thousands of euros) Increases	Decreases	Exchange differences	2004
Gross	258,391	10,757	—	(392)	268,756
Amortisation	(123,070)	(16,170)	—	392	(138,848)
Net	135,321	(5,413)	—	—	129,908

The entire amount of net goodwill carried on the balance sheet at 31 December 2004 arose from the acquisition of SCRAS and its subsidiaries on 17 December 1998.

The residual amortisation period is 24 years (30 years from the outset) from 2005 to 2028, with an annual amortisation charge of K€5,413.

The amortisation period was determined on the basis of the Group's portfolio of products and their development prospects.

3.1.2 Amortisation and impairment of goodwill

The amortisation charge in 2004 was K€5,413, unchanged from 2003 and 2002.

Impairment losses amounted to K€10,757 and related to the goodwill arising from the acquisition of Sterix Ltd. As this company's sole activity is conducting research projects subject to significant pharmaceutical uncertainties, the goodwill was written down in full in the year of acquisition.

3.2 Intangible assets

3.2.1 Movements in intangible assets

	2002	Movements during 2003 (in thousands of euros) Exchange differences	Increases	Decreases	First-time consolidation	Impact of change in method	Other movements	2003
Intellectual property	27,344	(184)	15,137	(344)	174	(2,038)	427	40,516
Advance payments	517	—	570	(47)	300	—	(363)	977
Gross	27,861	(184)	15,707	(391)	474	(2,038)	64	41,493
Amortisation and provisions	(24,415)	144	(2,300)	169	(5)	1,937	—	(24,470)
Net	3,446	(40)	13,407	(222)	469	(101)	64	17,023

	2003	Movements during 2004: Exchange differences	Increases	Decreases	Other movements	2004
			(in thousands of euros)			
Intellectual property	40,516	6	11,628	(88)	536	52,598
Advance payments	977	—	629	(78)	(608)	920
Gross	41,493	6	12,257	(166)	(72)	53,518
Amortisation and provisions	(24,470)	(3)	(2,831)	48	—	(27,256)
Net	17,023	3	9,426	(118)	(72)	26,262

The increase in 2004 breaks down as follows:

- €2.5 million in payments under the licence agreement with Genentech (Nutropin®);
- €7.2 million in additional payments based on the achievement of the sales volumes set out in the 2003 agreement (see note 1.4.1) for the acquisition of intangible assets relating to two hypertension products. In 2003, the amount paid was €12.7 million.

3.2.2 Analysis by asset type

	2004			2003			2002		
	Cost	Amortisation & provision	Net	Cost	Amortisation & provision	Net	Cost	Amortisation & provision	Net
				(in thousands of euros)					
Brands and trademarks	21,906	(8,227)	13,679	19,624	(8,226)	11,398	9,171	(8,225)	946
Licences	3,746	(1,177)	2,569	1,226	(872)	354	1,080	(818)	262
Patents	1,921	(1,850)	71	1,921	(1,813)	108	2,079	(1,829)	250
Know-how	8,216	(985)	7,231	3,182	(985)	2,197	985	(981)	4
Software	14,580	(12,999)	1,581	12,396	(10,628)	1,768	10,009	(8,649)	1,360
Purchased goodwill	1,920	(1,919)	1	1,903	(1,902)	1	3,907	(3,905)	2
Other intangible assets	309	(99)	210	264	(44)	220	113	(8)	105
Advance payments	920	—	920	977	—	977	517	—	517
Total	53,518	(27,256)	26,262	41,493	(24,470)	17,023	27,861	(24,415)	3,446

3.3 Property, plant and equipment

3.3.1 Analysis by asset type

	2002	Movements during 2003: Exchange differences	Increases	Decreases	Impact of change in method	Other movements	2003
				€ 000s			
Land	18,734	(725)	48	—	(3,550)	230	14,737
Buildings	116,340	(3,142)	2,324	(173)	(3,811)	2,044	113,582
Plant & equipment	133,134	(4,002)	2,828	(2,442)	(14,860)	2,253	116,911
Other fixed assets	70,296	(1,645)	8,221	(5,642)	(4,841)	1,601	67,990
Fixed assets in progress	21,759	(1,463)	12,845	—	—	(5,410)	27,731
Advance payments	441	(106)	1,372	—	—	(784)	923
Cost	360,704	(11,083)	27,638	(8,257)	(27,062)	(66)	341,874
Depreciation, amortisation and provisions	(204,607)	4,122	(24,476)	6,710	19,216	—	(199,035)
Net book value	156,097	(6,961)	3,162	(1,547)	(7,846)	(66)	142,839

	2003	Movements during 2004: Exchange differences	Increases	Decreases	Changes in the scope of consolidation	Other movements	2004
Land	14,737	(265)	324	(65)	—	205	14,936
Buildings	113,582	(1,729)	9,243	(68)	(191)	3,388	124,225
Plant & equipment	116,911	(876)	7,424	(4,528)	246	25,817	144,994
Other fixed assets	67,990	(343)	8,179	(4,472)	(62)	1,196	72,488
Fixed assets in progress	27,731	(91)	10,874	—	—	(29,655)	8,859
Advance payments	923	(55)	234	—	—	(955)	147
Cost	341,874	(3,359)	36,278	(9,133)	(7)	(4)	365,649
Depreciation and provisions	(199,035)	1,181	(22,979)	8,186	(216)	—	(212,863)
Net	142,839	(2,178)	13,299	(947)	(223)	(4)	152,786

Some companies have revalued their land and buildings where permitted or obliged to do so by law. The amounts involved are not material. In 1999, as permitted by regulation CRC 99-02, fair value adjustments totalling K€1,194 were made in respect of the acquisition of SCRAS S.A.S. and its subsidiaries on 17 December 1998.

The increase in property, plant & equipment in 2003 was mainly due to the Group's capital expenditures on the new primary production facility in the United Kingdom designed to manufacture the active ingredient in Dysport.

The increase in 2004 was mainly due to the construction of a biotechnology development and manufacturing facility in the United States, as well as other recurring capital expenditures in various Group entities.

Exchange differences of €6.9 million arising in 2003 were mainly due to the depreciation of the dollar (–17.0%), yuan renminbi (–17.0%) and pound sterling (–7.7%) against the euro.

3.3.2 Breakdown by geographical area

The breakdown by geographical area of net tangible assets, as at December 31, is presented in the table below:

	2004		2003		2002	
	€ 000s	%	€ 000s	%	€ 000s	%
France	69,753	45.7	68,571	48.0	74,385	47.7
Spain	11,282	7.4	10,452	7.3	9,800	6.3
Italy	976	0.6	1,728	1.2	1,565	1.0
United Kingdom	40,798	26.7	39,226	27.5	38,727	24.8
Major western European countries	122,809	80.4	119,977	84.0	124,477	79.8
Rest of Europe	4,035	2.6	4,432	3.1	7,701	4.9
Asia	9,823	6.4	11,478	8.0	14,378	9.2
North America	15,827	10.4	6,926	4.9	9,276	5.9
Other countries	292	0.2	26	—	265	0.2
Rest of the world	25,942	17.0	18,430	12.9	23,919	15.3
Total	152,786	100.0	142,839	100.0	156,097	100.0

3.3.3 Breakdown by business segment

All property, plant and equipment items carried in the consolidated balance sheet are used directly or indirectly in the pharmaceuticals business. Accordingly, as in the case for sales, a segment breakdown is not relevant. The Group's various business segments basically reflect vertical integration in its production activities rather than a range of activities aimed at different business sectors.

3.3.4 Breakdown by currency

The breakdown by currency of net tangible assets, as at December 31, is presented in the table below:

	2004		2003		2002	
	Closing rate	€ 000s	Closing rate	€ 000s	Closing rate	€ 000s
Euro	—	82,626	—	81,529	—	86,515
US dollar	1.3621	15,827	1.263	6,926	1.0487	9,276
Pound sterling	0.70505	40,798	0.7048	39,226	0.6505	38,727
Swiss franc	1.5429	2,055	1.5579	2,221	1.4524	5,222
Chinese yuan renminbi	11.273421	9,698	10.4535	11,200	8.6804	14,046
Other currencies	—	1,782	—	1,737	—	2,311
Total		152,786		142,839		156,097

3.3.5 Finance leases

Assets leased by Group companies under finance leases were not material during the years under review and accordingly have not been restated and recognised on the balance sheet.

3.4 Long-term investments

3.4.1 Breakdown by asset type

The following table shows the net financial assets as at December 31:

	2004			2003		
	Cost	Provision	Net	Cost	Provision	Net
	€ 000s					
Investments in non-consolidated companies	24,578	(21,606)	2,972	10,191	(6,932)	3,259
Other long-term investments	51	(1)	50	51	(1)	50
Advances	2,376	—	2,376	16,030	(13,583)	2,447
Investments in and advances to non-consolidated companies	27,005	(21,607)	5,398	26,272	(20,516)	5,756
Short-term advances	76	—	76	79	—	79
Deposits and other financial assets	1,431	—	1,431	1,447	—	1,447
Other financial assets	1,507	—	1,507	1,526	—	1,526
Total long-term investments	28,512	(21,607)	6,905	27,798	(20,516)	7,282

	2003			2002		
	Cost	Provision	Net	Cost	Provision	Net
	€ 000s					
Investments in non-consolidated companies	10,191	(6,932)	3,259	3,922	(2,061)	1,861
Other long-term investments	51	(1)	50	51	(1)	50
Advances	16,030	(13,583)	2,447	17,869	(14,717)	3,152
Investments in and advances to non-consolidated companies	26,272	(20,516)	5,756	21,842	(16,779)	5,063
Short-term advances	79	—	79	4,721	(4,635)	86
Deposits and other financial assets	1,447	—	1,447	795	—	795
Other financial assets	1,526	—	1,526	5,516	(4,635)	881
Total long-term investments	27,798	(20,516)	7,282	27,358	(21,414)	5,944

In 2003, the net increase in investments in non-consolidated companies was principally due to the acquisition of Spirogen (see Note 1.4.2.).

In 2004, the increase in investments in non-consolidated companies (gross value) was partly due to capitalisation of a €13.6 million advance made by Ipsen Biopharm Ltd. to Pothold Ltd. There was a corresponding reduction in advances to non-consolidated companies. This transaction had no impact on the consolidated financial statements as the advance had been fully provided for at 31 December 2003 and the corresponding provision was transferred to investments in non-consolidated companies.

A further impairment provision of €1.0 million was recognised with respect to Spirogen in 2004.

3.4.2 Investments in non-consolidated companies

Long-term investments include equity investments in companies in which the Group owns at least 15% of the share capital, but which are not consolidated. They are stated at cost except where the investment has been removed from the scope of consolidation as a result of falling below the materiality threshold or going into liquidation, in which case it is carried at the value of the Group's interest in its net assets prior to deconsolidation (see note 2.4.2).

	Registered office	% voting rights held	Net book value (€) 2004	Net book value (€) 2003	Financial data (local currency) Currency	Shareholders' equity	Net profit for the period	Interest in shareholders' equity (euros)
					(In 000s of currency units)			
Sofarm E.u.r.l.	Paris	100.00	8	8	EUR	8	—	8
Technopolis G.I.E.	Paris	27.00	306	306	EUR	1,227	(80)	331
Sutrepa S.a.r.l.	Paris	100.00	8	8	EUR	8	—	8
Montana Ltd.	Cork (Ireland)	50.00	—	—	EUR	—	—	—
Octagen Corporation	Pa (USA)	21.45	126	234	USD	807	(1,003)	167
Linnea Inc.	Pa (USA)	50.00	—	—	USD	157	145	58
Ipsen Pty.	Victoria (Aust.)	100.00	27	26	AUD	339	101	194
Lu Yuan Ginkgo Company Ltd.	Tancheng (China)	37.50	482	737	RMB	7,311	416	243
Pizhou Zhong Da Ginkgo Co. Ltd.	Pizhou (China)	35.80	284	472	RMB	5,135	423	163
Spirogen	Isle of Wight (UK)	17.10	1,731	1,468	GBP	7,135	(235)	1,731
Specwood Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Pothold Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Suraypharm S.a.r.l.	Paris	100.00	—	—	EUR	—	—	—
Socapharma S.a.r.l.	Paris	100.00	—	—	EUR	—	—	—
Perechin Company	Cork (Ireland)	50.00	—	—	EUR	49	25	25
Portpirie Company	Cork (Ireland)	50.00	—	—	EUR	1	1	—
Beaufour Ipsen International (HK) Ltd.	Hong Kong (HK)	100.00	—	—	HKD	—	—	—
Total			2,972	3,259				

	Registered office	% voting rights held	Net book value (€) 2003	Net book value (€) 2002	Financial data (local currency) Currency	Shareholders' equity	Net profit for the period	Interest in shareholders' equity (euros)
					(In 000s of currency units)			
Sofarm E.u.r.l.	Paris	100.00	8	8	EUR	8	—	8
Technopolis G.I.E.	Paris	57.14	306	306	EUR	564	194	322
Sutrepa S.a.r.l.	Paris	100.00	8	8	EUR	8	—	8
Montana Ltd.	Cork (Ireland)	50.00	—	—	EUR	—	—	—
Beaufour S.r.l.	Milan (Italy)	100.00	—	67	EUR	—	—	—
Octagen Corporation	Pa (USA)	21.45	234	234	USD	1,609	(785)	273
Linnea Inc.	Pa (USA)	50.00	—	—	USD	37	76	15
Ipsen Pty.	Victoria (Australia)	100.00	26	29	AUD	237	88	141
Lu Yuan Ginkgo Company Ltd.	Tancheng (China)	37.50	737	737	RMB	14,099	6	506
Pizhou Zhong Da Ginkgo Co. Ltd.	Pizhou (China)	35.80	472	472	RMB	10,017	452	343
Spirogen	Isle of Wight (UK)	14.89	1,468	—	GBP	6,951	1,358	1,469
Specwood Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Pothold Ltd.	London (UK)	100.00	—	—	GBP	(9,574)	—	(13,583)
Perechin Company	Cork (Ireland)	50.00	—	—	EUR	34	12	15
Portpirie Company	Cork (Ireland)	50.00	—	—	EUR	1	1	—
Total			3,259	1,861				

The net book value of investments in non-consolidated companies at 31 December 2004 and 2003 breaks down as follows:

	2004			2003		
	Cost	Provisions	Net book value	Cost	Provisions	Net book value
	€ 000s					
Sofarm E.u.r.l	8	—	8	8	—	8
Technopolis G.I.E	306	—	306	306	—	306
Sutrepa S.a.r.l	8	—	8	8	—	8
Montana Ltd.	—	—	—	—	—	—
Octagen Corporation	1,634	(1,508)	126	1,634	(1,400)	234
Linnea Inc	—	—	—	—	—	—
Ipsen Pty	27	—	27	26	—	26
Lu Yuan Ginkgo Company Ltd.	482	—	482	737	—	737
Pizhou Zhong Da Ginkgo Co. Ltd.	284	—	284	472	—	472
Spirogen	8,250	(6,519)	1,731	7,000	(5,532)	1,468
Specwood Ltd	—	—	—	—	—	—
Pothold Ltd.	13,579	(13,579)	—	—	—	—
Suraypharm S.a.r.l	—	—	—	—	—	—
Socapharma S.a.r.l	—	—	—	—	—	—
Perechin Company	—	—	—	—	—	—
Portpirie Company	—	—	—	—	—	—
Total	24,578	(21,606)	2,972	10,191	(6,932)	3,259

The net book value of investments in non-consolidated companies at 31 December 2003 and 2002 breaks down as follows:

	2003			2002		
	Cost	Provisions	Net book value	Cost	Provisions	Net book value
	€ 000s					
Sofarm E.u.r.l	8	—	8	8	—	8
Technopolis G.I.E	306	—	306	306	—	306
Sutrepa S.a.r.l	8	—	8	8	—	8
Montana Ltd.	—	—	—	—	—	—
Beaufour S.r.l	—	—	—	728	(661)	67
Octagen Corporation	1,634	(1,400)	234	1,634	(1,400)	234
Linnea Inc	—	—	—	—	—	—
Ipsen Pty	26	—	26	29	—	29
Lu Yuan Ginkgo Company Ltd.	737	—	737	737	—	737
Pizhou Zhong Da Ginkgo Co. Ltd	472	—	472	472	—	472
Spirogen	7,000	(5,532)	1,468	—	—	—
Specwood Ltd	—	—	—	—	—	—
Pothold Ltd.	—	—	—	—	—	—
Perechin Company	—	—	—	—	—	—
Portpirie Company	—	—	—	—	—	—
Total	10,191	(6,932)	3,259	3,922	(2,061)	1,861

3.5 Deferred taxes

Movements in deferred tax assets and liabilities between 31 December 2002 and 31 December 2004

	2002	Movements during the period: Translation differences	Change in method	Expenses/income in income statement	2003
			€ 000s		
Deferred tax assets	8,175	(7)	—	(1,770)	6,398
Deferred tax liabilities	(1,188)	32	559	59	(538)
Net asset/(liability)	6,987	25	559	(1,711)	5,860

	2003	Movements during the period: Translation differences	Change in the scope of consolidation	Expenses/income in income statement	2004
			€ 000s		
Deferred tax assets	6,398	(45)	—	487	6,840
Deferred tax liabilities	(538)	(4)	—	(14)	(556)
Net asset/(liability)	5,860	(49)	—	473	6,284

The Group has not recognised deferred tax assets in respect of losses incurred by certain subsidiaries in the current or prior years (see Note 2.8).

Unrecognised tax assets amounted to €6.8 million at 31 December 2004, mainly in the UK subsidiaries, where the future ability to recognise them is considered too uncertain to justify recognition.

Most of the unrecognised deferred tax assets (€6.4 million) are available indefinitely. Of the balance which is limited in time, €0.4 million will lapse during 2005 to 2007.

3.6 Inventories

Inventories as of 31 December were as follows:

	As at December 31		
	2004	2003	2002
	(in thousands of euros)		
Raw materials and supplies	17,795	20,593	21,039
Work in progress	17,727	14,899	18,651
Finished goods	33,858	27,864	36,779
Gross	69,380	63,356	76,469
Provisions for depreciation	(4,293)	(2,721)	(4,111)
Net	65,087	60,635	72,358

3.7 Trade receivables

The net value of this line item as of 31 December was as follows:

	As at December 31		
	2004	2003	2002
	(in thousands of euros)		
Gross	161,702	141,381	123,967
Provisions for depreciation	(1,468)	(1,077)	(1,491)
Net	160,234	140,304	122,476

Most trade receivables are due in under one year.

3.8 Other current assets

Other current assets, which are due in less than a year, are as follows as of 31 December 2004, 2003 and 2002.

	As at December 31		
	2004	2003	2002
		€ 000s	
Advance payments to suppliers	2,001	1,598	1,123
Receivables relating to sale of fixed assets	29	32	30
V.A.T. recoverable	12,519	12,352	13,753
Other operating receivables	8,882	10,228	8,382
Other assets	15,808	1,163	542
Income taxes	1,711	4,107	6,782
Prepayments	5,431	4,414	5,074
Total	46,381	33,894	35,686

3.9 Short-term investments and deposits

As of 31 December, the Group's short-term investments and deposits are as follows:

	2004	2003	2002
		€ 000s	
Short-term investments	2,493	20,764	45,203
Interest bearing deposits	4,094	580	1,739
Total	6,587	21,344	46,942

Short-term investments composed of investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 31 December 2004 matured after the end of January 2005.

3.10 Shareholders' equity

At 31 December 2004, 2003 and 2002, Beaufour Ipsen S.A.S.'s share capital amounted to €446,863,000 divided into 29,302,500 shares with a par value of €15.25.

3.11 Minority interests

3.11.1 Breakdown

	2004	2003	2002
		€ 000s	
Share capital and reserves	20,887	19,238	29,484
Cumulative translation reserve	(2,135)	(1,115)	2,413
Shareholders' equity	18,752	18,123	31,897
Net profit for the period	4,193	3,712	(420)
Total	22,945	21,835	31,477

3.11.2 Minority interests in cumulative translation reserves

	2004	2003	2002
	(in thousands of euros)		
Opening balance	(1,115)	2,413	5,437
Allocation of results	(24)	(131)	(12)
Movement in the period	(996)	(3,397)	(3,012)
Impact of change in the scope of consolidation	—	—	—
Closing balance	(2,135)	(1,115)	2,413

3.11.3 Movements in minority interests

	2004	2003	2002
	(in thousands of euros)		
Opening balance before allocation of results	21,835	31,477	40,766
Minority interests in net profit for the period	4,193	3,712	(420)
Dividends paid by Beaufour Ipsen subsidiaries	(2,087)	—	(4,100)
Change in cumulative translation reserve	(996)	(3,397)	(3,012)
Capital increase	—	5,049	1
Impact of liquidations	—	—	(1,835)
Prior year result of see-through companies allocated to shareholders' advances	—	—	77
Impact of changes in the scope of consolidation	—	—	—
Impact of changes in method	—	(15,006)	—
Other movements	—	—	—
Closing balance before allocation of results	22,945	21,835	31,477

3.12 Provisions for employee benefits

Provisions for employee benefits amounted to K€3,670 at 31 December 2004, K€3,522 at 31 December 2003 and K€3,650 at 31 December 2002.

At 31 December 2004, provisions for employee benefits recognised in the individual financial statements of the companies concerned were principally composed of

- K€1,601 in provisions for service awards payable by French companies;
- K€1,876 in provisions required under Italian law to cover amounts payable to employees of Italian companies upon termination of their employment contract for whatever reason (''TFR'').

The UK and Spanish pension schemes are deemed to be fully covered under local accounting standards.

3.13 Provisions for risks and charges

3.13.1 Breakdown by category

The breakdown for this item as of 31 December 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	(in thousands of euros)		
Provisions for risks	6,553	10,975	11,528
Provisions for charges	17,256	16,316	3,785
Total	23,809	27,291	15,313

3.13.2 Movements

3.13.2.1 2004

The following table shows movements in provisions for risks and charges during the period for each of the principal headings within these two categories.

		Movements during 2004					
			Reversals				
	2003	Charge	Used	Released	Translation differences	Other movements	2004
				€ 000s			
Legal risks	4,685	1,290	(310)	(2,982)	55	—	2,738
Business risks	3,929	231	—	(908)	12	—	3,264
Other risks	2,361	—	(1,081)	(729)	—	—	551
Provisions for risks	10,975	1,521	(1,391)	(4,619)	67	—	6,553
Litigation	60	520	—	—	—	—	580
Operating expenses	12,210	5,000	(7,395)	(66)	—	—	9,749
Other expenses	4,046	4,789	(103)	(1,668)	(137)	—	6,927
Provisions for charges	16,316	10,309	(7,498)	(1,734)	(137)	—	17,256
Total	27,291	11,830	(8,889)	(6,353)	(70)	—	23,809

At the end of 2004, provisions for risks amounted to €6.5 million, broken down as follows:

- **Provisions for legal risks**

These provisions include €2 million for the risk of tax reassessment in the Group's various subsidiaries.

- **Provisions for business risks**

These provisions cover costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.

- **Provisions for other risks**

These provisions include €0.5 million against unrealised losses on financial instruments held by the Group which are in addition to its interest rate hedging requirements (see note 3.14.5).

Provisions for charges amounted to €17.3 million at the end of 2004, broken down as follows:

- **Provisions for operating expenses**

These provisions include €9.7 million for research and development commitments made by the Group to the holder of an option over an exclusive licence to the development and distribution rights for a product in the Group's research portfolio, pursuant to a partnership agreement signed in 2003.

- **Other provisions for charges**

These provisions principally comprise:

- €4.5 million for restructuring costs related to the discontinuation of Hyate:C® and the Spanish redundancy plan (see note 1.4.3);
- €1.5 million for additional taxes which the Group may have to pay.

3.13.2.2 2003

The following table shows movements in provisions for risks and charges during the period for each of the principal headings within these two categories.

		Movements during 2003						
			Reversals					
	2002	Charge	Used	Released	Translation differences	Change in the scope of consolidation	Other movements	2003
					€ 000s			
Legal risks	7,580	160	(2,628)	(212)	(215)	—	—	4,685
Business risks	3,916	151	—	—	(183)	45	—	3,929
Other risks	32	1,616	—	—	—	729	(16)	2,361
Provisions for risks	11,528	1,927	(2,628)	(212)	(398)	774	(16)	10,975
Litigation	—	60	—	—	—	—	—	60
Operating expenses	—	12,210	—	—	—	—	—	12,210
Other expenses	3,785	553	(292)	—	—	—	—	4,046
Provisions for charges	3,785	12,823	(292)	—	—	—	—	16,316
Total	15,313	14,750	(2,920)	(212)	(398)	774	(16)	27,291

Provisions for operating expenses include €12 million for research and development commitments made by the Group to the holder of an option over an exclusive licence to the development and distribution rights for a product in the Group's research portfolio, pursuant to a partnership agreement signed in 2003.

3.13.3 Impact on results

3.13.3.1 2004

In 2004, the charges with respect to provisions net of releases was K€5,477. The following table shows the impact on various income statement line items.

	Charge	Releases	Net impact
		€ 000s	
Operating income	11,830	(5,624)	6,206
Financial income/(expenses)	—	(729)	(729)
Net profit	11,830	(6,353)	5,477

3.13.3.2 2003

In 2003, the charges with respect to provisions net of releases was K€14,538. The following table shows the impact on various income statement line items.

	Charge	Releases	Net impact
		€ 000s	
Operating income	12,560	—	12,560
Financial income/(expenses)	1,616	—	1,616
Exceptional items	574	(212)	362
Net profit	14,750	(212)	14,538

3.13.3.3 2002

In 2002, the charges with respect to provisions net of releases was K€4,454. The following table shows the impact on various income statement line items.

	Charge	Releases	Net impact
		€ 000s	
Operating income	1,273	(65)	1,208
Financial income/(expenses)	—	(164)	(164)
Exceptional items	4,445	(1,035)	3,410
Net profit	5,718	(1,264)	4,454

3.14 Borrowings and other long-term debts

3.14.1 Breakdown by category

	2004	2003	2002
	€ 000s, as at December 31		
Structured loans	—	—	173,486
Credit lines	171,013	130,505	—
Other long-term debts	23,093	23,512	25,253
Long-term portion	194,106	154,017	198,739
Structured loans	—	—	57,931
Other bank borrowings	648	957	—
Other long-term debts	3,216	2,871	2,220
Short-term portion	3,864	3,828	60,151
Total	197,970	157,845	258,890

In 1998, Beaufour Ipsen S.A.S. took out a structured loan with a syndicate of banks led by Société Générale, composed of two separate facilities:

- A seven-year repayment facility for an initial amount of €346.5 million;
- An eight-year bullet facility for €107.8 million.

The Group secured refinancing for this structured loan in November 2003 and paid down the entire outstanding balance, which amounted to €231.4 million, on 17 December 2003. Beafour-Ipsen S.A.S and its subsidiaries are beneficiaries of the financing agreements entered into by Ipsen S.A.

The refinancing comprised four separate five-year credit lines initially totalling €315 million. These credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Ipsen S.A. is required to guarantee drawdowns made by its subsidiaries. The total amounts drawn down must at all times remain below the following maximum limits, which decrease over time:

17/12/2004	€275.6 million
17/12/2005	€236.2 million
17/12/2006	€196.9 million
17/12/2007	€157.5 million
17/12/2008	—

At 31 December 2004, a total of €171.0 million was drawn down on the credit lines.

In addition to the customary contractual clauses, these credit lines require the Group to comply with various financial covenants on a consolidated basis on each reporting date. The covenants include a maximum ratio of net debt to equity and a maximum ratio of net debt to EBITDA. The maximum ratios are as follows:

- Net debt to equity .... 0.8 to 1
- Net debt to EBITDA .... 2.5 to 3

At 31 December 2004, the Ipsen Group complied with these covenants, as shown in the table below.

	Ratios at 31/12/2004
Net debt to equity	0.43
Net debt to EBITDA	0.72

In the event of default, the banks have the right to demand early repayment of the credit lines. Drawdowns made by Beaufour Ipsen S.A.S. and its subsidiaries are guaranteed by Ipsen S.A.

3.14.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 3.14.1.

3.14.3 Breakdown by currency

3.14.3.1 2004 and 2003

	2004			2003		
	Closing rate	Amount	%	Closing rate	Amount	%
Euro	—	166,425	84.07	—	114,125	72.30
Pound sterling	0.7051	30,895	15.61	0.7048	42,763	27.10
Chinese yuan renminbi	11.2734	—	—	10.4535	957	0.60
Swiss franc	1.5429	650	0.32	—	—	—
Total long-term debt		197,970	100.00		157,845	100.00

3.14.3.2 2003 and 2002

	2003			2002		
	Closing rate	Amount	%	Closing rate	Amount	%
Euro	—	114,125	72.30	—	242,594	93.70
Pound sterling	0.7048	42,763	27.10	0.6505	16,296	6.30
Chinese yuan renminbi	10.4535	957	0.60	—	—	—
Swiss franc	—			—	—	—
Total long-term debt		157,845	100.00		258,890	100.00

3.14.4 Collateralised debt

At 31 December 2004, the Group had not granted any collateral against its borrowings.

3.14.5 Interest rate hedging

On 17 December 2003, Beaufour Ipsen paid down the remaining €231.4 million of its syndicated loan through a mix of cash and a €100.0 million drawdown on its new bilateral credit lines.

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006 following putting in place new financing. The hedges were left in place following the refinancing, and no new hedges were put in place in 2004. The following table shows movements in the swaps over future periods.

Year	Hedges			Surplus swaps	
	Simple	Semi-fixed	Sub-total	Simple	Total
2005	30,490	15,245	45,735	30,490	76,225
2006	—	15,245	15,245	—	15,245

The average fixed interest rate obtained through the simple swaps is 3.97% for 2005. The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 31 December 2004 was €(1.46) million, which represents the amount the Group would have to pay on the reporting date to close out the swaps, taking into account unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

Following the refinancing in late 2003, the amount of swaps at 31 December 2003 was €53.3 million more than the amount of the euro-denominated credit lines. This surplus does not qualify as an interest rate hedge. At the end of December 2004, the surplus amounted to €30.5 million. The Group took a €0.5 million provision at the end of 2004 to cover unrealised losses on the surplus swaps. In 2003, a provision of €1.6 million was taken.

3.15 Other current liabilities

Other current liabilities that are due in less than a year are as follows as of 31 December:

	As at December 31		
	2004	2003	2002
		€ 000s	
Income taxes	7,918	14,435	9,785
VAT payable	1,493	1,376	537
Other taxes	9,659	7,958	5,421
Employee-related liabilities	39,732	36,880	33,570
Amounts due to fixed asset suppliers	17,644	8,788	7,856
Other liabilities	14,530	17,025	12,534
Deferred income	364	11	2
Total	91,340	86,473	69,705

Most other current liabilities are due in under one year.

4. Notes to the pro forma income statement

4.1 Analysis of sales

4.1.1 Geographical analysis

	2004		2003		2002	
	in thousands of euros	%	in thousands of euros	%	in thousands of euros	%
France	346,655	46.7	325,837	45.9	299,871	43.6
Spain	69,558	9.4	65,472	9.2	60,154	8.7
Italy	61,694	8.3	58,708	8.3	57,638	8.4
Germany	10,302	1.4	7,843	1.1	11,418	1.6
United Kingdom	25,330	3.4	20,231	2.8	19,017	2.8
Major western European countries	513,539	69.2	478,091	67.3	448,098	65.1
Rest of Europe	131,639	17.7	116,626	16.4	104,587	15.2
Asia	45,856	6.2	48,945	6.9	51,987	7.6
North America	265	0.0	28,821	4.1	39,968	5.8
Other countries	51,175	6.9	37,609	5.3	43,364	6.3
Rest of the world	97,296	13.1	115,375	16.3	135,319	19.7
Total	742,474	100.0	710,092	100.0	688,004	100.0

4.1.2 Major customers

The Group does not present a breakdown of sales and trade receivables by customer. In Europe, as in most countries where the Group operates through its subsidiaries, pharmaceutical products are distributed to pharmacies via wholesale distributors and the pharmacies then supply the patients usually as prescribed by doctors. An analysis of sales and trade receivables by customer will simply show the relative importance of the wholesale distributors operating in the market rather than a true breakdown of the Group's end customers.

4.1.3 Segmental analysis

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare. In 2004, the sale of prescribed pharmaceutical products accounted for 97.7% of the Group's sales (93.6% in 2003 and 91.6% in 2002).

4.2 Other operating income and expenses

	2004	2003	2002
	(in thousands of euros)		
Royalty income	24,881	22,779	14,447
Milestone payments received under licence agreements	6,811	19,491	1,404
Share in net profit	3,165	2,809	2,678
Other income	8,892	7,308	861
Total	43,749	52,387	19,390

The decrease in other operating income in 2004 was principally due to the receipt in 2003 of substantial milestone payments under partnership agreements signed in 2002 and 2003. Similar amounts received in 2004 were much lower.

4.3 Personnel costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and research and development expenses.

	2004	2003	2002
	(in thousands of euros)		
Wages and salaries	137,230	133,954	126,757
Employer social security contributions	51,205	47,711	44,541
Sub-total before profit sharing	188,435	181,665	171,298
Employee profit sharing	8,874	8,267	6,869
Total	197,309	189,932	178,167

The average rate of employer social security contributions was 37.3% of its gross payroll in 2004, 35.6% in 2003 and 35.1% in 2002. The increase in 2004 was due to a significant rise in social security rates, particularly in France.

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the company or in an employee share ownership plan managed by an investment company.

4.4 Net operating depreciation, amortisation and provisions

The following table shows a breakdown of the net charges for depreciation, amortisation and provisions deducted from operating income:

	2004	2003	2002
	(in thousands of euros)		
Property, plant and equipment	22,944	22,658	25,079
Intangible assets	2,831	2,300	1,468
Total fixed assets	25,775	24,958	26,547
Deferred charges	—	1	—
Staff-related commitments	145	(1,650)	834
Risks and charges	(1,602)	12,270	700
Total excluding impairment of current assets	24,318	35,579	28,081
Inventories	(150)	(1,174)	1,979
Trade receivables and other current assets	381	(586)	(556)
Total current assets	231	(1,760)	1,423
Total	24,549	33,819	29,504

Impairment provisions accounted for K€35 of the total charge against fixed assets in 2004, K€35 in 2003 and K€246 in 2002.

The net charge in respect of property, plant and equipment is not the same as the amount shown in the increase column of the table of movements in depreciation, amortisation and provisions of property, plant & equipment given in note 3.3.1 as the table above includes a write-back of operating provisions.

4.5 Restructuring costs

Restructuring costs include €10.5 million arising from the discontinuation of Hyate:C® production, €1.8 million from the disposal of Dynport L.L.C., and €2.0 million from restructuring the Spanish subsidiary (see note 1.4.3).

4.6 Financial income/(expenses)

	2004	2003	2002
	(in thousands of euros)		
Income from short-term investments	788	2,275	3,137
Cost of debt	(10,588)	(11,971)	(14,255)
Net cost of debt	(9,800)	(9,696)	(11,118)
Exchange losses and gains	(709)	(1,341)	521
Cash discounts granted to customers	(2,199)	(2,222)	(1,726)
Other financial expenses	712	(3,929)	(471)
Financial income and expenses	(11,996)	(17,188)	(12,794)

4.7 Exceptional items

The breakdown for exceptional items is as follows:

	2004	2003	2002
	(in thousands of euros)		
Net gain or loss on disposal of fixed assets	12,518	(99)	(3,634)
Other exceptional items	87	(2,046)	(458)
Total	12,605	(2,145)	(4,092)

The net exceptional gain at 31 December 2004 was principally due to capital gains arising from the disposal of Dynport L.L.C.

The net exceptional loss at 31 December 2003 was principally composed of a €0.9 million impairment loss on fixed assets allocated to the production of Hyate:C, together with expenses incurred in closing down a plant that produced the raw materials for Hyate:C.

The net exceptional loss in 2002 was principally composed of the cost of a settling a dispute between the Group's French laboratory and one of its partners (€4.2 million).

4.8 Income taxes

	Notes	2004	2003	2002
		(in thousands of euros)		
Current taxes		(44,844)	(36,818)	(36,298)
Tax credits		4,149	1,669	1,214
Deferred taxes	3.5	473	(1,711)	1,026
Effective tax expenses		(40,222)	(36,860)	(34,058)

The following table shows a reconciliation between the effective tax expenses and the theoretical expenses based on net profit for the year before taxation and goodwill amortisation, taxed at the standard French rate of 35.43% in 2004, 2003 and 2002.

	2004	2003	2002
	(in thousands of euros)		
Net profit before taxation and goodwill amortisation	137,770	116,235	86,205
Theoretical tax expenses	(48,816)	(41,186)	(30,545)
(Increase)/decrease in the tax charge arising from:			
Permanent differences	1,313	2,977	(3,330)
Tax credits	4,149	1,669	1,214
Non-recognition of tax effect of certain losses arising during the year	(237)	(1,350)	(2,553)
Utilisation of tax losses carried forward not recognised as deferred tax assets	3,369	1,030	1,156
Effective tax expenses	(40,222)	(36,860)	(34,058)

Deferred tax assets have not been recognised in respect of certain losses arising during the year (see note 2.8). In 2004, this mainly related to concerned Denmark.

Note 3.5 above provides additional information on the Group's tax losses carried forward at the end of 2004 in various countries, the potential tax benefits that would arise in the future if the Group were to generate sufficient taxable profits in those countries to set off the losses, and the arguments justifying the decision not to recognise the losses as deferred tax assets in the consolidated balance sheet.

Exceptional items had no impact on the effective tax expenses in 2004 (€0.7 million in 2003). The net exceptional gain came principally from capital gains on the disposal of Dynport L.L.C., which were set off against tax losses carried forward, which were held by the US subsidiaries and were not recognised as deferred tax assets at 31 December 2003.

4.9 Share of income of companies sold

This line item shows the net profit generated by Dynport L.L.C., which was sold at the beginning of June 2004, from 1 January to 31 May 2004.

The following table shows the main income statement items that would have been affected had Dynport L.L.C.'s net profit not been presented as a separate line item.

	31 May 2004	31 December 2003
	(in thousands of euros)	
Sales	8,499	28,552
Cost of goods sold	(5,720)	(22,364)
Gross profit	2,779	6,188
Selling, general and administrative expenses	(1,576)	(3,887)
Research and development expenses	—	—
Other operating income and expense	—	—
Operating income	1,203	2,301
Financial income/(expense)	30	(372)
Exceptional items	—	11
Income taxes	—	—
Net profit	1,233	1,940

5. Notes to the consolidated statement of cash flows

5.1 Depreciation, amortisation and provisions

The following table shows the amount of depreciation, amortisation and provisions added back to determine gross cash flow from operations.

	2004	2003	2002
	(in thousands of euros)		
Operating — excluding current assets (see note 4.4)	24,318	35,579	28,081
Financial	(715)	3,378	(10)
Exceptional	—	(485)	(5,610)
Total	23,603	38,472	22,461

Operating depreciation and provision charges/reversals relating to current assets (net charge of K€231 in 2004, net reversal of K€1,760 in 2003 and net charge of K€1,423 in 2002) are shown as changes in working capital and calculated on the basis of net book values.

5.2 Acquisition of fixed assets

	2004	2003	2002
		€ 000s	
Intangible assets	(12,257)	(15,707)	(1,874)
Property, plant and equipment	(36,278)	(27,638)	(25,519)
Equity investments	(5,366)	(7,000)	(328)
Total	(53,901)	(50,345)	(27,721)

- Acquisitions of intangible assets are described in note 3.2.1.
- Acquisitions of property, plant & equipment are described in note 3.3.1.
- Acquisition of equity investments includes:
  - Spirogen = €1.2 million in 2004 (€7 million in 2003)
  - Sterix = €4.2 million in 2004

5.3 Borrowings

The following table shows a breakdown of movements in the Group's borrowings.

	2004		2003		2002	
	Repayments	New borrowings	Repayments	New borrowings	Repayments	New borrowings
			€ 000s			
1998 structured loan	—	—	(231,416)	—	(52,290)	—
Other bank borrowings	(40,657)	81,695	—	131,207	—	—
Net change in short-term borrowings	(322)	—	—	1,058	—	—
Other debt	(6,394)	657	(3,638)	—	(24)	790
Total	(47,373)	82,352	(235,054)	132,265	(52,314)	790

The movements in borrowings reflect the refinancing operations described in note 3.14.1.

5.4 Cash and cash equivalents at the end of the year

	2004	2003	2002
		€ 000s	
Assets			
Short-term investments and deposits	6,587	21,344	46,942
Cash	12,712	14,266	16,159
	19,299	35,610	63,101
Liabilities			
Bank overdrafts	1,557	2,776	1,735
	1,557	2,776	1,735
Net cash and cash equivalents	17,742	32,834	61,366

6. Other information

6.1 Employees

The Group had 3,597 employees at the end of 2004, 3,643 at the end of 2003 and 3,555 at the end of 2002.

The average number of employees (calculated on the basis of the average at each calendar quarter end) was 3,633 in 2004, 3,656 in 2003 and 3,473 in 2002.

The following table shows movements in the number of employees by function in 2004, 2003 and 2002.

Function	2004	2003	2002
Sales	1,514	1,513	1,459
Production	936	1,010	1,020
Research and development	637	604	558
Administration	510	516	518
Total	3,597	3,643	3,555

The following table shows a geographical breakdown of employees at 31 December 2004, 2003 and 2002.

Geographical area	2004	2003	2002
Major western European countries	2,566	2,559	2,443
Rest of Europe	426	411	508
Rest of the world	605	673	604
Total	3,597	3,643	3,555

6.2 Commitments to directors

At 31 December 2004, there were no commitments (other than, where applicable, those included in provisions for retirement allowances or covered by insurance plans) in respect of pensions or similar benefits for current or former members of Ipsen's board of directors.

6.3 Undertakings and contingent liabilities

6.3.1 Acquisitions

- **Spirogen**

On 31 December 2003, the Group entered into a conditional agreement to increase its holding in Spirogen to 17.10%. The acquisition took place in February 2004. The Group also has an option to increase its holding in Spirogen to 19.99% expiring on 31 December 2006.

At 31 December 2004, the Group had no commitments to non-consolidated affiliated companies that could render the financial statements presented herein misleading.

6.3.2 Operating commitments

As part of its business, and particularly its strategic development activities which involve seeking new partnerships, the Group regularly enters into agreements that can lead to future financial commitments contingent upon the occurrence of certain events. The main agreements in existence at 31 December 2004 were:

- As part of a development programme for recombinant proteins used in haematology, the Group has undertaken to make fixed payments over a period of several years contingent upon the achievement of various development milestones. If the development programme is completed, milestone payments will total $8.2 million. Royalty payments, with minimum limits, will also be payable once the products are put on the market.
- Following the acquisition of an anticancer agent, the Group undertook to make payments contingent upon the achievement of clinical development and regulatory approval milestones. The maximum potential payments are €32.8 million. The Group will also pay royalties once the products are put on the market.
- Under a distribution agreement in endocrinology, the Group has undertaken to make additional milestone payments principally contingent upon product registration and/or marketing approval in the countries covered by the agreement, plus a portion based on changes in the product supply prices proposed by the partner. The maximum potential payments are $8.2 million. The Group will also pay royalties on future sales.

6.3.3 General risks

- All French companies that meet the legal requirements have elected to receive group tax relief. This system provides for various penalty provisions when entities leave the tax group, mentioned here for information purposes.
- Foreign currency cash flow hedges were not material at the year end.
- Unmatured discounted bills were not material at the year end.
- Counterparty risk:

  The Group has a policy of diversifying its counterparties to avoid the risk of over-concentration. It controls the credit risk arising from financial instruments by dealing only with first-class counterparties.
- Country risk:

The Group's exposure to country risk is limited by the geographical breakdown of its sales and by its commercial policy.

6.3.4 Commitments to customers

When the Group sold its speciality chemicals business in 2001, it undertook to source certain active ingredients from the sold company for an agreed term and volumes. The undertaking was initially valid for six years and has two years to run from 31 December 2004. The commitment is expressed in terms of value added and also defines minimum volumes which decline over time. The commitment amounts to €7.6 million for 2005 and €6.9 million for 2006.

6.3.5 Commitments to personnel

The Group's main commitments to its employees are:

- French companies: retirement allowances payable under the applicable collective bargaining agreements together with service awards;

- Italian subsidiary Ipsen SpA: compensation payable to employees under Italian law upon termination of their employment contract whatever the reason (TFR);
- UK subsidiaries: contributions to defined benefit pension schemes;
- Spanish subsidiary: differential supplementary pension scheme.

The provision taken in the consolidated financial statements is equal to the underlying liability estimated on the basis of local accounting standards. The liability corresponds to the excess of employees' vested rights on the reporting date over the amount covered by insurance plans.

6.3.6 Other commitments

- *Capital expenditures*

The Group's capital expenditures commitments at 31 December 2004 amounted to €9.8 million, broken down as follows:

	Payment date		
Type of asset	2005	2006	Beyond
	(€ millions)		
Industrial assets	8.2	0.1	—
Research and Development assets	1.2	—	—
Other assets	0.3	—	—
Total	9.7	0.1	—

- *Rental agreements*

Total future rent payments under existing property leases amounted to €25.5 million at 31 December 2004, payable as follows:

- Within 1 year € 5.5 million
- 1 to 5 years €12.0 million
- Over 5 years € 8.0 million

Commitments under other rental agreements were not material at 31 December 2004.

- *Risk of acceleration of borrowings*

The Group's exposure to this risk is described in note 3.14.1.

At 31 December 2004, there were no other commitments and no potential liabilities (other than those covered by provisions for risks) which are likely to have a material impact on assessment of the consolidated financial statements.

6.4 Subsequent events

On 25 January 2005, the Group signed a preliminary agreement granting its partner Inamed distribution rights over the Group's Botulinum Toxin Type A for use in cosmetic dermatology. Inamed currently has exclusive rights to gain regulatory approval and market the product under the brand name Reloxin® in the United States, Canada and Japan. Once the final agreement has been signed in 2005, Inamed's distribution rights will be extended to new international markets, principally in Europe. On signature of the final agreement, Inamed will pay the Group a fixed, non-reimbursable amount, together with milestone payments based on gaining regulatory approval in the five main European countries. The preliminary agreement also requires Inamed to pay royalties on future sales.

On 17 February 2005, the Board of Directors of Ipsen S.A., parent company of Beaufour Ipsen S.A.S., approved a restructuring operation that would result in the transfer, either directly or indirectly, of all its assets to its subsidiary Beaufour Ipsen S.A.S. These assets include equity investments, the Ipsen brand and Ipsen S.A.'s cash balance.

In view of the expected growth in activity arising from the restructuring, the company also plans to increase its personnel numbers.

No other event has occurred between the reporting date and the date on which the financial statements were approved by the Chairman that might have a material impact on either the consolidated or individual financial statements of Beaufour Ipsen S.A.S. or warrant disclosure in these notes.

STATUTORY AUDITORS' REPORT

The following is a free translation for convenience purposes only of the French language original. Accounting principles and auditing standards and their application in practice vary among different countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in this report may differ from those generally accepted and applied by auditors in other countries. Accordingly, the financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for the use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Ipsen S.A.

Registered office: 42, rue du Docteur Blanche — 75016 Paris

Share capital: € 74,936,490

Statutory auditors' report on the consolidated financial statements restated under IFRS for the year ended December 31, 2004

Year ended December 31, 2004

Further to your request, and in our capacity as statutory auditors of Ipsen S.A., we have audited the accompanying consolidated financial statements of Ipsen S.A. for the year ended December 31, 2004. These financial statements have been prepared for the transition to International Accounting Standards as approved by the European Union (''restated consolidated financial statements'').

The restated consolidated financial statements have been prepared under the responsibility of the Board of Directors in the context of the transition to International Accounting Standards as approved by the European Union for preparation of the 2005 consolidated financial statements, on the basis of the 2004 consolidated financial statements prepared under French Generally Accepted Accounting Principles (''consolidated financial statements''). These consolidated financial statements were audited by us in accordance with professional standards applied in France. This audit led us to express an unqualified opinion. Our responsibility is to express an opinion on these restated consolidated financial statements based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the restated consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements were prepared, in all material respect, in accordance with the basis set out in the notes, which describe how IFRS 1 and other IFRS adopted by the European Union have been applied and the policies, interpretations, rules and accounting principles which, based on management, are expected to be applicable for the preparation of the 2005 consolidated financial statements under International Accounting Standards as approved by the European Union.

Without qualifying our opinion, we draw your attention to note 1.2.1 which states the reasons why the 2004 comparative information which will be presented in the consolidated financial statements as of and for the year ended December 31, 2005 may differ from the financial statements accompanying this report.

Moreover, we remind you that in the context of preparing for the transition to IFRS as adopted by the European Union, for the preparation of 2005 consolidated financial statements, the 2004 restated consolidated financial statements did not include 2003 comparatives and complete footnote disclosures required by IFRS as approved by the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the Group composed of the companies included in the consolidation.

Paris La Défense and Neuilly sur Seine, September 30, 2005

The statutory auditors

KPMG Audit *Department of KPMG S.A.*	Deloitte & Associés
Jean Gatinaud *Partner*	Christophe Perrau *Partner*

IFRS consolidated balance sheet before allocation of net profit for the period

	Notes	31 December 2004	1 January 2004
		(In thousands of euros)	
ASSETS			
Goodwill	3.1	135,321	135,321
Other intangible assets, net	3.3	25,414	16,300
Property, plant and equipment, at cost		365,649	341,874
Depreciation, amortisation and impairment losses		(212,863)	(199,035)
Property, plant and equipment, net	3.4	152,786	142,839
Equity investments	3.5	2,972	3,259
Other non-current financial assets	3.6	4,448	4,582
Non-current financial assets		7,420	7,841
Deferred tax assets	3.7	7,771	7,463
Total non-current assets		328,712	309,764
Inventories	3.8	65,087	60,635
Trade receivables	3.9	160,234	140,304
Current tax assets		1,710	4,107
Other current assets	3.10	44,671	29,787
Cash and cash equivalents	3.11	19,299	35,610
Total current assets		291,001	270,443
TOTAL ASSETS		619,713	580,207
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	3.12.1	446,863	446,863
Share premiums and consolidated reserves		(349,665)	(260,087)
Net profit for the year		83,001	—
Cumulative translation reserve		(5,142)	(3,033)
Shareholders' Equity attributable to equity holders of the parent	3.12.2	175,057	183,743
Minority interests		22,672	20,642
Total shareholders' equity		197,729	204,385
Retirement benefit obligation	3.13	7,546	6,425
Long-term provisions	3.14	9,722	16,769
Bank loans	3.15	171,013	130,505
Other financial liabilities	3.15	23,093	23,512
Deferred tax liabilities	3.7	555	557
Total non-current liabilities		211,929	177,768
Short-term provisions	3.14	4,130	841
Bank loans	3.15	648	957
Financial liabilities	3.15	3,216	2,871
Trade payables		99,944	90,512
Current tax liabilities		8,079	14,531
Other current liabilities	3.16	92,481	85,566
Bank overdrafts		1,557	2,776
Total current liabilities		210,055	198,054
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		619,713	580,207

The notes hereto form an integral part of the consolidated financial statements.

IFRS consolidated income statement

	Notes	31 December 2004 (In thousands of euros)
Sale of goods	5.1.1	740,275
Other revenue	5.1.2	54,961
Total revenue		795,236
Cost of goods sold		(184,483)
Research & development expenses		(140,809)
Selling, general and administrative expenses		(327,212)
Other operating income and expenses		5,683
Restructuring costs	5.4	(10,840)
Impairment losses	3.1.2	(10,757)
Operating income		126,818
Investment revenue		788
Finance Costs of financing		(10,588)
Net finance cost		(9,800)
Other financial income and expenses		(475)
Income taxes	5.5	(40,337)
Net profit from continuing operations		76,206
Discontinued operations	5.6	11,943
Net profit for the period		88,149
attributable to equity holders of the parent		83,001
minority interests		5,148
Basic earnings per share (€)	5.7	2.83
Diluted earnings per share (€)	5.7	2.83

The notes hereto form an integral part of the consolidated financial statements.

IFRS consolidated statement of cash flows

	Notes	31 December 2004 (In thousands of euros)
Net profit for the period		88,149
Non-cash and non-operating items:		—
Depreciation, amortisation and impairment losses	6.1	24,265
Impairment of goodwill	6.2	10,757
Net gains or losses on disposal of non-current assets	6.3	(12,558)
Share of investment grant included in released to profit and loss		(24)
Exchange differences		407
Change in deferred taxes	3.7 (C)	(358)
Cost of stock options	3.12.3.3	2,247
Cash flow from operating activities before changes in working capital		112,885
(Increase)/decrease in inventories		(4,556)
(Increase)/decrease in trade receivables		(25,060)
(Decrease)/increase in trade payables		9,969
Net change in income tax liability		(3,279)
Net change in other operating assets and liabilities		(3,724)
Change in working capital related to operating activities	6.4 (A)	(26,650)
NET CASH PROVIDED BY OPERATING ACTIVITIES		86,235
Acquisition of non-current assets	6.5	(48,336)
Proceeds from disposal of intangible assets and property, plant & equipment		1,104
Acquisition of investments in non-consolidated companies	3.5.1 (A)	(1,250)
Impact of changes in the scope of consolidation	6.6	11,535
Other cash flows related to investing activities	3.6 (A)	93
Change in working capital related to investing activities	6.4 (B)	8,888
NET CASH USED IN INVESTING ACTIVITIES		(27,966)
Additional long-term borrowings	3.15.1 (A)	82,352
Repayment of long-term borrowings	3.15.1 (B)	(47,051)
Net change in short-term borrowings	3.15.1 (C)	(322)
Capital increases made by subsidiaries		—
Capital reductions made by subsidiaries	3.5.1 (B)	442
Dividends paid by Ipsen S.A.		(91,900)
Dividends paid by subsidiaries to minority interests		(2,087)
Change in working capital related to financing activities	6.4 (C)	(12,748)
NET CASH USED IN FINANCING ACTIVITIES		(71,314)
CHANGE IN CASH AND CASH EQUIVALENTS		(13,045)
Cash and cash equivalents at the beginning of the year	6.7.1	32,834
Impact of exchange rate fluctuations		(2,047)
Cash and cash equivalents at the end of the year	6.7.2	17,742

The notes hereto form an integral part of the consolidated financial statements.

IFRS consolidated statement of changes in shareholders' equity
Year ended 31 December 2004

	Share capital	Share premiums	Consolidated reserves	Net profit for the year	Cumulative translation reserve	Revaluation reserve	Shareholders' equity attributable to equity holders of the parent	Minority interests	Total shareholders' equity
				(in thousands of euros)					
Balance as of 1 January 2004	446,863	—	(260,087)	—	(3,033)	—	183,743	20,642	204,385
Income and expenses recognised directly in shareholders' equity	—	—	—	—	—	—	—	—	—
Net profit for the period	—	—	—	83,001	—	—	83,001	5,148	88,149
Allocation of prior year result	—	—	136	—	(136)	—		—	—
Dividends	—	—	(91,900)	—	—	—	(91,900)	(2,087)	(93,987)
Change in cumulative translation reserve	—	—	—	—	(1,973)	—	(1,973)	(1,031)	(3,004)
Share-based payments	—	—	2,247	—	—	—	2,247	—	2,247
Other changes	—	—	(61)	—	—	—	(61)	—	(61)
Balance as of 31 December 2004	446,863	—	(349,665)	83,001	(5,142)	—	175,057	22,672	197,729

The notes hereto form an integral part of the consolidated financial statements.

NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS

1. Introduction

1.1 Presentation of the Group

1.1.1 Definition and business activities

A list of consolidated subsidiaries comprising the Ipsen Group can be found in Note 1.1.4.

The Group's holding company is Ipsen, a *société anonyme* founded in 1998, which acquired 100% of SCRAS S.A.S. on 17 December 1998.

The Group's business is the research, development, manufacture and sale of pharmaceutical products intended for human healthcare.

1.1.2 Significant events

1.1.2.1 Restructuring

— Hyate:C®. At the end of June 2004, the Group decided to discontinue production of Hyate:C® due to repeated difficulties in sourcing raw materials of an acceptable quality, difficulties which the Group has been unable to resolve despite its efforts. The negative impact on 2004 operating income was €8.8 million.

— *Ipsen Pharma SA* (Spain) decided to restructure its operations in 2004, leading to about 20 job losses, mainly in its production facilities. The total cost of the plan, announced in December 2004, will be €2.0 million, principally in redundancy payments, spread over the first quarter of 2005.

1.1.2.2 Governmental measures

European governments are increasingly introducing measures to reduce public health spending, which will have an impact on the Group's future results:

— In the United Kingdom, the price of drugs was cut by 7% with effect from 1 January 2005 under the Pharmaceutical Price Regulation Scheme (PPRS).

— In Spain, an additional 4.2% sales tax was introduced on 1 February 2005, following the government's cancellation of the ''pacto social''.

— In Italy, the 6.8% sales tax introduced at the end of June 2004, has been renewed for 2005.

Falling drug prices, due both to governmental measures and to commercial pressure in some countries, depressed 2004 sales by €3.0 million.

1.1.3 Changes in the scope of consolidation

Changes in the scope of consolidation during the year are described below.

1.1.3.1 Acquisitions

During the year, the Group made the following acquisitions :

— *Sterix*. In early 2004, the Group acquired 53.4% of Sterix, a UK company involved in research and development of a new generation of steroid-based therapeutic agents for use in treating certain cancers and some metabolic and endocrinological disorders. Sterix strengthens the Group's oncology portfolio with two products currently under development, STX 64 in phase I clinical trials for breast cancer, and STX 140 in the pre-clinical phase, as well as other research projects and a portfolio of patents under development. It also gives the Group the opportunity to forge close relationships with two internationally reputed English universities. The acquisition gave rise to the recognition of €10.4 million in goodwill, which was written down in full as of 31 December 2004 (see note 3.1.2). Sterix has been consolidated since 1 January 2004.

— *Spirogen.* The Group has acquired shares and call options over shares exercisable until 31 December 2006, giving it access to 19.99% of Spirogen's share capital. At 31 December 2004, the Group had a 17.10% stake in Spirogen, acquired for the sum of €8.2 million. A write-down of €6.5 million was made at the end of 2004 to bring the value of this investment into line with the Group's share in Spirogen's underlying net assets. Spirogen is not consolidated and the value of the investment is accounted for under equity investments.

1.1.3.2 Disposals

In early June 2004, the Group sold its holding in the Dynport L.L.C. joint venture, which specialises in developing vaccines. The company was removed from the scope of consolidation at that date. As required by IFRS 5, the capital gains on disposal and Dynport's results from 1 January 2004 until the date of disposal are accounted for under discontinued operations.

1.1.4 Companies included in the scope of consolidation

The table below shows the following information for all companies included in the scope of consolidation:

- Country of incorporation;
- Place of registered office (State of incorporation for US companies);
- At each year end, the percentage of voting rights and share capital held (these percentages differ where the Group's holding is indirect and held through companies over which it does not have 100% control).

List of companies included in the scope of consolidation at 31 December 2004 and 1 January 2004

Name and legal form	Country	Registered office	31 December 2004 % voting rights	31 December 2004 % share capital	1 January 2004 % voting rights	1 January 2004 % share capital
Fully consolidated companies						
Ipsen S.A. (**parent company**)	France	Paris	100.0	100.0	100.0	100.0
Beaufour Srl	Italy	Milan	100.0	100.0	100.0	100.0
Beaufour-Ipsen Industrie S.A.S.	France	Dreux	100.0	100.0	100.0	100.0
Beaufour-Ipsen International S.N.C.	France	Paris	100.0	100.0	100.0	100.0
Beaufour Ipsen Korea Ltd.	Korea	Seoul	100.0	100.0	100.0	100.0
Beaufour Ipsen Pharma S.A.S.	France	Paris	100.0	100.0	100.0	100.0
Beaufour-Ipsen (Tianjin) Pharmaceutical Co. Ltd.	China	Tianjin	96.0	96.0	96.0	96.0
Biomeasure Inc.	USA	Massachusetts	50.29	50.29	50.29	50.29
Ipsen E.P.E.	Greece	Athens	80.0	80.0	80.0	80.0
Ipsen Ltd.	UK	London	53.41	53.41	53.41	53.41
Ipsen N.V.	Belgium	Ghent	100.0	100.0	99.99	99.99
Ipsen S.p.A.	Italy	Milan	66.67	66.67	66.67	66.67
Ipsen Biopharm Ltd.	UK	Wrexham	100.0	53.41	100.0	53.41
Ipsen Inc.	USA	Massachusetts	100.0	53.41	100.0	53.41
Ipsen Pharma Biotech S.A.S.	France	Signes	100.0	100.0	100.0	100.0
Ipsen Pharma S.A.	Spain	Barcelona	64.22	64.22	64.22	64.22
Ipsen Pharmaceuticals Ltd.	Ireland	Dublin	100.0	100.0	100.0	100.0
Ipsen Produtos Farmaceuticos S.A.	Portugal	Lisbon	75.0	75.0	75.0	75.0
Ipsen Scandinavia A/S	Denmark	Copenhagen	100.0	100.0	100.0	100.0
Porton International Inc.	USA	Delaware	100.0	53.41	100.0	53.41
Société de Conseils, de Recherche et d'Applications Scientifiques S.A.S.	France	Paris	100.0	100.0	100.0	100.0
Sterix Ltd(1)	UK	London	100.0	53.41	—	—
Proportionately consolidated companies						
Dynport L.L.C.(2)	USA	Virginia	—	—	49.0	26.17
Garnay Inc.	USA	South Carolina	50.0	50.0	50.0	50.0
Linnea S.A.	Switzerland	Riazzino	50.0	50.0	50.0	50.0
Saint-Jean d'Illac S.C.A.	France	Paris	50.0	50.0	50.0	50.0
Wallingstown Company Ltd.	Ireland	Cork	50.0	50.0	50.0	50.0

(1) Acquired during the year

(2) Sold during the year

1.2 Transition to international financial reporting standards (IFRS)

This section describes the principles used to prepare the opening IFRS balance sheet at 1 January 2004, the main differences compared with French GAAP previously used, and their impact on the opening and closing balance sheet and on the net income for 2004.

1.2.1 Regulatory framework

Under European regulation 1606/2002 of 19 July 2002, the Group is required to prepare its consolidated financial statements for the year ended 31 December 2005 using the international accounting standards effective on 31 December 2005 as endorsed by the European Union. These

2005 financial statements will be the first published by the Group using these standards and will be accompanied by comparable 2004 data prepared on the same basis. International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), and their interpretations as published by the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). For simplicity, they are collectively referred to as international financial reporting standards or IFRS.

In preparation for publishing comparative financial statements for 2005, the Group has prepared 2004 figures presenting the preliminary anticipated impact of IFRS on:

— the balance sheet on the date of transition, i.e. 1 January 2004, which is the date on which the impact of first-time adoption will be recognised under shareholders' equity upon publication of the 2005 consolidated financial statements; and

— the closing balance sheet at 31 December 2004 and the income statement for 2004.

The 2004 IFRS consolidated financial statements have been prepared in accordance with the provisions of IFRS 1 *First-time Adoption of International Financial Reporting Standards*, using those IFRSs effective from 1 January 2005 as they stood at 31 December 2004.

As these financial statements have been prepared simply for the purpose of providing comparative data for the 2005 consolidated financial statements, which will be prepared using IFRS as endorsed by the European Union, they do not include comparative data for 2003 nor all the notes required under IFRS that would be necessary to give a true and fair view under those standards of the financial position and results of the companies that are part of the consolidated group in accordance with article 35 of E.C. regulation 809 of 29 April 2004.

Accordingly, the basis for preparation for the 2004 financial data described in note 2.1 is as follows:

— all standards and interpretations that are compulsory as of 31 December 2005, as they stand on 31 December 2004;

— standards and interpretations that are compulsory after 2005 which the Group has elected to adopt prospectively; and

— the expected outcome of certain technical issues and projects under discussion by the IASB and the IFRIC, which are likely to be effective when the 2005 consolidated financial statements are published;

— those elections and exemptions that the Group will in all likelihood use in preparing its first IFRS consolidated financial statements for 2005.

The Group has elected not to adopt IAS 32 and 39 prospectively before 1 January 2005. Accordingly, in the opening IFRS balance sheet at 1 January 2004 and the IFRS financial statements for 2004, financial instruments have been recognised and accounted for in accordance with existing French GAAP.

For these reasons, it is possible that the opening balance sheet presented herein will not be the same as the opening balance sheet actually used as the basis for preparation for the 2005 consolidated financial statements.

1.2.2 Basis for first-time adoption of IFRS

1.2.2.1 General principles

The Group must apply the accounting standards effective on the reporting date of the first IFRS financial statements retrospectively to all periods under review and to the opening balance sheet.

Accordingly, the opening IFRS balance sheet on 1 January 2004 includes the following differences compared with the balance sheet on 31 December 2003 prepared under regulation CRC (French National Accounting Committee) 99-02:

— Recognition and measurement of all assets and liabilities that meet the definition and conditions required under IFRS, including those which were not recognised under French GAAP;

— Derecognition of all assets and liabilities recognised under French GAAP which do not meet the definitions or conditions required under IFRS;

— Reclassification of certain line items of the balance sheet and income statement as required under IFRS.

The impact of these restatements has been recognised directly in opening shareholders' equity.

1.2.2.2 Accounting policies and elections used by the Group

IFRS 3 — Business combinations

Under the exemptions permitted by IFRS 1, business combinations that took place before 1 January 2004 have not been restated retrospectively. Accordingly, IFRS 3 has only been adopted for acquisitions that took place after 1 January 2004. In practice this means that goodwill existing as of 1 January 2004 has not been restated retrospectively.

Goodwill is no longer amortised but tested for impairment annually and whenever there is an indication that it may be impaired.

IAS 27 — 28 — 31 — Scope of consolidation

The Group has elected not to use the option available under IAS 31 to account for its interests in joint ventures using the equity method. These interests have been proportionately consolidated as under French GAAP.

IAS 38 — Intangible assets

Only those intangible assets that meet the definition and conditions set out in IAS 38 have been maintained in the balance sheet. Accordingly, all internally-generated brands, for which the Group had recognised registration costs as an intangible asset, have been derecognised through shareholders' equity. Only acquired brands are treated as intangible assets and are tested annually for impairment.

Under the French GAAP currently used by the Group, research and development costs are expensed as incurred. After analysing its development costs, the Group has not identified any material projects likely to meet the conditions for recognition as an intangible asset under IAS 38. This standard states that development expenditure may only be recognised as an intangible asset if the Group can demonstrate all of the following:

— the technical and financial feasibility of completing the development project;

— how the development expenditures will generate probable future economic benefits;

— its ability to measure reliably the expenditures attributable to the intangible assets during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the research and development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

IAS 16 — Property, plant and equipment

As permitted by IFRS 1, the Group has elected to use the cost model rather than the revaluation model for accounting for property, plant and equipment in its opening balance sheet.

The provisions of IAS 16 have been applied retrospectively to all classes of property, plant and equipment as of 1 January 2004. Three criteria were analysed for this purpose (cost of asset, age of asset and difference between current depreciation period and estimated useful life), which did not reveal any divergence between IFRS and French GAAP.

On an ongoing basis, the cost method will be used to account for all property, plant and equipment items.

In accordance with IAS 16 and IAS 23, interest on loans contracted to build or acquire items of property, plant & equipment items have been recognised in profit and loss, and not capitalised in the cost of the asset.

The Group has conducted a review of its depreciation schedules compared with the estimated useful lives of its assets, which revealed no discrepancies requiring restatement.

The Group has elected not to recognise a residual value for its property, plant & equipment as almost all of its assets are intended for continuing use until the end of their estimated useful lives.

IAS 17 — Leases

The Group already applies very similar criteria for recognising finance leases as those set out in IAS 17. However, a review of all lease contracts has been conducted, which revealed no discrepancies requiring restatement.

IAS 36 — Impairment of assets

The Group tested its assets for impairment as of 1 January 2004, including goodwill and other intangible assets with an indefinite useful life, as required by IAS 36 and IFRS 1. No impairment losses were deemed necessary as a similar procedure is already applied under French GAAP.

As part of its transition work, the Group has refined its method of assessing impairment and has defined Cash Generating Units (CGUs) to which its various assets belong.

IAS 2 — Inventories

As required by IAS 2, inventories have been accounted for at the lower of cost and net realisable value, as is the case under French GAAP.

IAS 21 — The Effects of Changes in Foreign Exchange Rates

The Group has elected not to use the option available under IFRS 1 to incorporate the cumulative translation reserve into consolidated reserves as of 1 January 2004. Accordingly, cumulative translation differences at 1 January 2004 have therefore been presented on a separate line item under shareholders' equity.

As required by IAS 21, transactions in foreign currencies, including sales, are translated at the rates prevailing on the transaction date.

IAS 19 — Employee benefits

As part of its transition work and in order to harmonise its accounting methods, the Group has performed an exhaustive review of its defined benefit obligations with the assistance of outside actuaries. This review did not reveal any material liability that has not already been recognised by the Group.

The Group has elected to use the option available under IFRS 1 to include actuarial gains and losses arising from pension liabilities existing as of 1 January 2004 in its retirement benefit obligations, recognised directly under shareholders' equity.

Actuarial gains and losses arising after 1 January 2004 have been recognised prospectively using the ''corridor'' method. Under this method, the amount in excess of 10% of the higher of the net obligations and the fair value of the plan's assets is deferred over the remaining working lives of the employees participating in the plan.

As of 1 January 2004, the interest expenses (or income) connected with employee benefit plans will be presented under other financial income and expenses.

IAS 20 — Government grants

Grants received by the Group are treated as deferred income and recognized under profit and loss over the estimated useful lives of the assets financed.

IFRS 2 — Share-based payments

The Group has elected to use the option available under IFRS 2 to adopt the standard only for those stock option plans granted after 7 November 2002 and which had not vested on 1 January 2005. The liability has been evaluated by an outside consultant using the Black and Scholes method.

IAS 12 — Deferred taxes

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 12.

IAS 37 — Provisions, Contingent Liabilities and Contingent Assets

There are no differences between the accounting methods applied under French GAAP and those set out in IAS 37.

1.2.3 Impact of transition to IFRS at 1 January 2004 and 31 December 2004

1.2.3.1 Impact on shareholders' equity at 1 January 2004 and 31 December 2004

	Opening shareholders' equity[1]	2004 result	Dividends	Stock options	Exchange differences	Other movements	Closing shareholders' equity[1]
			(in thousands of euros)				
French GAAP	210,349	81,378	(93,987)	—	(2,927)	43	194,856
Employee benefits (IAS 19 and IFRS 1)	(2,344)	693	—	—	(75)	—	(1,726)
Business combinations (IFRS 3)	—	5,413	—	—	—	—	5,413
Revenue (IAS 18)	(3,878)	3,152	—	—	(2)	—	(728)
Share-based payments (IFRS 2)	—	(2,247)	—	2,247	—	—	—
Internally-generated intangible assets (IAS 38)	(723)	(125)	—	—	—	—	(848)
Government grants (IAS 20)	(65)	—	—	—	—	(104)	(169)
Total pre-tax impact of IFRS	(7,010)	6,886	—	2,247	(77)	(104)	1,942
Deferred tax effect	1,046	(115)	—	—	—	—	931
Total post-tax impact of IFRS	(5,964)	6,771	—	2,247	(77)	(104)	2,873
IFRS	204,385	88,149	(93,987)	2,247	(3,004)	(61)	197,729

(1) Equity includes equity attributable to equity holders of the parent and minority interests.

There were no other impacts on the Group's financial statements for the periods under review.

1.2.3.2 Impact on the balance sheet at 1 January 2004

French GAAP presentation	French GAAP	IFRS presentation changes[1]	IFRS restatements[2]	IFRS	IFRS presentation
	(in thousands of euros)				
ASSETS					**ASSETS**
Goodwill	135,321	—	—	135,321	**Goodwill**
Intangible assets, net	17,023	—	(723)	16,300	**Intangible assets, net**
Property, plant and equipment, at cost	341,874	—	—	341,874	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	(199,035)	—	—	(199,035)	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	142,839	—	—	142,839	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	5,756	(2,497)	—	3,259	Equity investments
Other long-term investments	1,526	2,497	559	4,582	Other non-current financial assets
Long-term investments	7,282	—	559	7,841	**Non-current financial assets**
		6,398	1,065	7,463	Deferred tax assets
Total fixed assets	302,465	6,398	901	309,764	**Total non-current assets**
Deferred taxes	6,398	(6,398)	—	—	
Inventories	60,635	—	—	60,635	Inventories
Trade receivables	140,304	—	—	140,304	Trade receivables
		4,107	—	4,107	Current tax assets
Other current assets	33,894	(4,107)	—	29,787	Other current assets
Short-term investments and deposits	21,344	(21,344)	—	—	
Cash	14,266	21,344	—	35,610	Cash and cash equivalents
Current assets	276,841	—	—	270,443	**Total current assets**
TOTAL ASSETS	579,306	—	901	580,207	**TOTAL ASSETS**
SHAREHOLDERS' EQUITY & LIABILITIES					**SHAREHOLDER'S EQUITY & LIABILITIES**
Share capital	446,863	—	—	446,863	Share capital
Consolidated reserves and retained earnings	(255,317)	—	(4,770)	(260,087)	Consolidated reserves and retained earnings
Cumulative translation reserve	(3,032)	—	(1)	(3,033)	Cumulative translation reserve
Total shareholders' equity	188,514	—	(4,771)	183,743	**Shareholders' equity attributable to equity holders of the parent**
Minority interests	21,835		(1,193)	20,642	Minority interests
	210,349	—	(5,964)	204,385	**Total shareholders' equity**
Provision for employee benefits	3,522	—	2,903	6,425	Retirement benefit obligation
Provisions for risks and charges	27,291	(841)	(9,681)	16,769	Long-term provisions
Bank borrowings	130,505	—	—	130,505	Bank loans
Other long-term debt	23,512	—	—	23,512	Other financial liabilities
		538	19	557	Deferred tax liabilities
Provisions and long-term liabilities	184,830	(303)	(6,759)	177,768	**Total non-current liabilities**
Deferred taxes	538	(538)	—		
		841	—	841	Short-term provisions
		957	—	957	Bank loans
Short-term debt	3,828	(957)	—	2,871	Financial liabilities
Trade payables	90,512	—	—	90,512	Trade payables
		14,531	—	14,531	Current tax liabilities
Other current liabilities	86,473	(14,531)	13,624	85,566	Other current liabilities
Bank overdrafts	2,776	—	—	2,776	Bank overdrafts
	183,589	841	13,624	198,054	Total current liabilities
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	579,306	—	901	580,207	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**

(1) The table in note 1.2.5.1.2 describes the principal changes of presentation under IFRS.

(2) The table in note 1.2.4.1.1. describes the principal restatements under IFRS.

1.2.3.3 Impact on the balance sheet at 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes[1]	IFRS restatements[2]	IFRS	IFRS presentation
	(in thousands of euros)				
ASSETS					**ASSETS**
Goodwill	129,908	—	5,413	135,321	**Goodwill**
Intangible assets	26,262	—	(848)	25,414	**Intangible assets**
Property, plant and equipment, at cost	365,649	—	—	365,649	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	(212,863)	—	—	(212,863)	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	152,786	—	—	152,786	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	5,398	(2,426)	—	2,972	Equity investments
Other long-term investments	1,507	2,426	515	4,448	Other non-current assets
Long-term investments	6,905	—	515	7,420	**Non-current financial assets**
		6,840	931	7,771	**Deferred tax assets**
Total fixed assets	315,861	6,840	6,011	328,712	**Total non-current assets**
Deferred taxes	6,840	(6,840)	—	—	
Inventories	65,087	—	—	65,087	Inventories
Trade receivables	160,234	—	—	160,234	Trade receivables
		1,710	—	1,710	Current tax assets
Other current assets	46,381	(1,710)	—	44,671	Other current assets
Short-term investments and deposits	6,587	(6,587)	—	—	
Cash	12,712	6,587	—	19,299	Cash and cash equivalents
Current assets	297,841	(6,840)	—	291,001	**Total current assets**
TOTAL ASSETS	613,702	—	6,011	619,713	**TOTAL ASSETS**
SHAREHOLDERS' EQUITY & LIABILITIES					**SHAREHOLDERS' EQUITY & LIABILITIES**
Share capital	446,863	—	—	446,863	Share capital
Additional paid-in capital and reserves	(347,038)	—	(2,627)	(349,665)	Share premiums and consolidated reserves
Net profit for the year	77,185	—	5,816	83,001	Net profit for the year
Cumulative translation reserve	(5,099)	—	(43)	(5,142)	Cumulative translation reserve
Total shareholders' equity	171,911	—	3,146	175,057	**Shareholders' equity attributable to equity holders of the parent**
Minority interests	22,945	—	(273)	22,672	Minority interests
	194,856	—	2,873	197,729	Total shareholders' equity
Provision for employee benefits	3,670	—	3,876	7,546	Retirement benefit obligation
Provisions for risks and charges	23,809	(4,130)	(9,957)	9,722	Long-term provisions
Bank borrowings	171,013	—	—	171,013	Bank loans
Other long-term debt	23,093	—	—	23,093	Other financial liabilities
		556	(1)	555	Deferred tax liabilities
Provisions and long-term liabilities	221,585	(3,574)	(6,082)	211,929	**Total non-current liabilities**
Deferred taxes	556	(556)	—		
		4,130	—	4,130	Short-term provisions
		648	—	648	Bank loans
Short-term debt	3,864	(648)	—	3,216	Financial liabilities
Trade payables	99,944	—	—	99,944	Trade payables
		8,079	—	8,079	Current tax liabilities
Other current liabilities	91,340	(8,079)	9,220	92,481	Other current liabilities
Bank overdrafts	1,557	—	—	1,557	Bank overdrafts
	196,705	4,130	9,220	210,055	**Total current liabilities**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	613,702	—	6,011	619,713	**TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES**

(1) The table in note 1.2.5.1.3 describes the principal changes in presentation under IFRS.

(2) The table in note 1.2.4.2.1 describes the principal restatements under IFRS.

1.2.3.4 Impact on the income statement for the year ended 31 December 2004

French GAAP presentation	French GAAP	IFRS presentation changes[1]	IFRS restatements[2]	IFRS	IFRS presentation
	(in thousands of euros)				
Sales	742,474	(2,199)	—	740,275	Sales
		50,451	4,510	54,961	Other revenue
	742,474	48,252	4,510	795,236	Total revenue
Cost of goods sold	(184,563)	—	80	(184,483)	Cost of goods sold
Research and development expenses	(144,347)	5,568	(2,030)	(140,809)	Research and development expenses
Selling, general and administrative expenses	(307,065)	(17,866)	(2,281)	(327,212)	Selling, general and administrative expenses
Other operating income and expenses	43,749	(38,066)	—	5,683	Other operating income and expenses
Restructuring costs	(14,320)	1,784	1,696	(10,840)	Restructuring costs
		(10,757)	—	(10,757)	Impairment losses
Operating income	135,928	(11,085)	1,975	126,818	**Operating income**
Financial income	788	—	—	788	Investment revenues
Cost of debt	(10,588)	—	—	(10,588)	Costs of financing
Net cost of debt	(9,800)	—	—	(9,800)	**Net finance costs**
Other financial income and expenses	(2,196)	2,199	(478)	(475)	Other financial income and expenses
Exceptional items	12,605	(12,581)	(24)		
Income taxes	(40,222)	—	(115)	(40,337)	Income taxes
Net profit before goodwill amortisation and minority interests	96,315	(21,467)	1,358	76,206	**Net profit from continuing operations**
Share of income of companies sold	1,233	10,710	—	11,943	Discontinued operations
Goodwill amortisation	(16,170)	10,757	5,413		
Net profit before minority interests	81,378	—	6,771	88,149	**Net profit for the period**
Net profit attributable to the Group	77,185	—	5,816	83,001	attributable to equity holders of the parent
Minority interests	4,193	—	955	5,148	minority interests

(1) The table in note 1.2.5.2.2 describes the principal changes in presentation under IFRS.

(2) The table in note 1.2.4.3.1 describes the principal restatements under IFRS.

1.2.4 Restatements

1.2.4.1 Restatements to the balance sheet at 1 January 2004

1.2.4.1.1 Quantitative analysis

	Employee benefits Note 1.2.4.1.2.1	Revenue Note 1.2.4.1.2.2	Other Note 1.2.4.1.2.3	Deferred tax effect Note 1.2.4.1.2.4	Total restatements
	(in thousands of euros)				
ASSETS					
Goodwill	—	—	—	—	—
Intangible assets, net	—	—	(723)	—	(723)
Property, plant and equipment, at cost	—	—	—	—	—
Depreciation and impairment losses	—	—	—	—	—
Property, plant and equipment, net	—	—	—	—	—
Equity investments	—	—	—	—	—
Other non-current financial assets	559	—	—	—	559
Non-current financial assets	559	—	—	—	559
Deferred tax assets	-	—	—	1,065	1,065
Total non-current assets	559	—	(723)	1,065	901
Inventories	—	—	—	—	—
Trade receivables	—	—	—	—	—
Current tax assets	—	—	—	—	—
Other current assets	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—
Total current assets	—	—	—	—	—
TOTAL	559	—	(723)	1,065	901
SHAREHOLDERS' EQUITY AND LIABILITIES					
Share capital	—	—	—	—	—
Consolidated reserves and retained earnings	(1,536)	(3,512)	(788)	1,066	(4,770)
Cumulative translation reserve	—	(1)	—	—	(1)
Shareholders' equity attributable to equity holders of the parent	(1,536)	(3,513)	(788)	1,066	(4,771)
Minority interests	(808)	(365)	—	(20)	(1,193)
Total shareholders' equity	(2,344)	(3,878)	(788)	1,046	(5,964)
Retirement benefit obligation	2,903	—	—	—	2,903
Long-term provisions	—	(9,681)	—	—	(9,681)
Bank loans	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Deferred tax liabilities	—	—	—	19	19
Total non-current liabilities	2,903	(9,681)	—	19	(6,759)
Short-term provisions	—	—	—	—	—
Bank loans	—	—	—	—	—
Financial liabilities	—	—	—	—	—
Trade payables	—	—	—	—	—
Current tax liabilities	—	—	—	—	—
Other current liabilities	—	13,559(1)	65	—	13,624
Bank overdrafts	—	—	—	—	—
Total current liabilities	—	13,559	65	—	13,624
TOTAL	559	—	(723)	1,065	901

(1) Recognised through Shareholders' Equity = K€3,878
Provisions = K€9,681

1.2.4.1.2 Comments on balance sheet restatements at 1 January 2004

Restatements made on 1 January 2004, the date of transition to IFRS, had the effect of reducing consolidated shareholders' equity by K€5,964 including K€1,193 attributable to minority interests.

1.2.4.1.2.1 Employee benefits

The Group has accounted for all its liabilities in respect of employee benefits in accordance with IAS 19. This resulted in an K€2,903 increase in retirement benefit obligations and the recognition of non-current financial assets in the amount of K€559 in respect of surplus pension plan assets. The net negative impact on shareholders' equity was therefore K€2,344 (before deferred taxes).

As permitted by IFRS 1, the Group has recognised all previously unrecognised actuarial gains and losses.

1.2.4.1.2.2 Revenue

a) Under IAS 18, the Group has changed its method of recognising revenue received under partnership agreements with other pharmaceutical companies. These contracts generally provide for milestone payments at inception and at various points during the contract.

Under French GAAP, milestone payments were recognised on the contractually agreed payment dates. Under IFRS, they are capitalised and amortised over the term of the partnership agreement. This had a negative impact on shareholders' equity of K€3,878 (before deferred taxes).

b) IAS 18 also requires the Group to recognise income from one of its partnership agreement on a percentage of completion basis. Under French GAAP, this income was recognised in full and a provision for charges taken in respect of the Group's contractual undertakings under the agreement. This restatement had no impact on profit or loss. The deferral of expenses and income under this standard had the effect of reducing provisions for charges by K€9,681 and increasing other current liabilities by the same amount.

1.2.4.1.2.3 Other restatements

a) The conditions for recognising intangible assets under IAS 38 are not the same as under French GAAP. Adoption of this standard has led to the derecognition of registration costs for internally-generated brands recognised as assets under French GAAP. This had the effect of reducing intangible assets and shareholders' equity by K€723 (before deferred taxes).

b) Government grants previously recognised in shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by K€65 and decreasing shareholders' equity by the same amount.

1.2.4.1.2.4 Deferred tax effect

The deferred tax effect is attributable entirely to IFRS restatements that generated a temporary difference between the tax base and book value of assets and liabilities in accordance with IAS 12.

Deferred tax restatements had the effect of increasing shareholders' equity by K€1,046, with a K€1,065 increase in assets and a K€19 increase in liabilities.

1.2.4.1.2.5 IFRS 2

Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of K€226. This had no effect on shareholders' equity as the expenses recognised under profit and loss was offset by a corresponding increase in shareholders' equity (see note 3.12.3).

1.2.4.2 Restatements to the balance sheet at 31 December 2004

1.2.4.2.1 Quantitative analysis

	Employee benefits Note 1.2.4.1.2.1	Revenue Note 1.2.4.1.2.2	Other Note 1.2.4.1.2.3	Deferred tax effect Note 1.2.4.1.2.4	Total restatements
	(in thousands of euros)				
ASSETS					
Goodwill	—	—	5,413	—	5,413
Intangible assets, net	—	—	(848)	—	8,481
Property, plant and equipment, at cost	—	—	—	—	—
Depreciation and impairment losses	—	—	—	—	—
Property, plant and equipment, net	—	—	—	—	—
Equity investments	—	—	—	—	—
Other non-current financial assets	515	—	—	—	515
Non-current financial assets	515	—	—	—	515
Deferred tax assets	—	—	—	931	931
Total non-current assets	515	—	4,565	931	6,011
Inventories	—	—	—	—	—
Trade receivables	—	—	—	—	—
Current tax assets	—	—	—	—	—
Other current assets	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—
Total current assets	—	—	—	—	—
TOTAL	515	—	4,565	931	6,011
SHAREHOLDERS' EQUITY & LIABILITIES					
Share capital	—	—	—	—	—
Share premiums and consolidated reserves	(1,536)	(3,512)	1,355	1,066	(2,627)
Net profit for the year	(231)	3,126	3,041	(120)	5,816
Cumulative translation reserve	(40)	(3)	—	—	(43)
Shareholders' equity attributable to equity holders of the parent	(1,807)	(389)	4,396	946	3,146
Minority interests	80	(339)	—	(14)	(273)
Total shareholders' equity	(1,727)	(728)	4,396	932	2,873
Retirement benefit obligation	3,876	—	—	—	3,876
Long-term provisions	(1,634)	(8,323)	—	—	(9,957)
Bank loans	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Deferred tax liabilities	—	—	—	(1)	(1)
Total non-current liabilities	2,242	(8,323)	—	(1)	(6,082)
Short-term provisions	—	—	—	—	—
Bank loans	—	—	—	—	—
Financial liabilities	—	—	—	—	—
Trade payables	—	—	—	—	—
Current tax liabilities	—	—	—	—	—
Other current liabilities	—	9,051(1)	169	—	9,220
Bank overdrafts	—	—	—	—	—
Total current liabilities	—	9,051	169	—	9,220
TOTAL	515	—	4,565	931	6,011

(1) Recognised through: — Shareholders' equity = K€728
— Provisions = K€8,323

1.2.4.2.2 Comments on restatements to the balance sheet at 31 December 2004

At 31 December 2004, IFRS restatements had the effect of increasing equity by K€2,873, including K€3,146 in respect of shareholders' equity attributable to shareholders' equity holders of the parent and K€(273) in respect of minority interests.

1.2.4.2.2.1 Employee benefits

The Group accounted for all its liabilities in respect of employee benefits in accordance with IAS 19 at 1 January 2004. The liability was re-estimated at 31 December 2004 by outside actuaries. This led to a K€2,242 increase in non-current liabilities and a K€515 increase in non-current financial assets.

1.2.4.2.2.2 Revenue

Recognition of income received by the Group in 2004 as described in *Note 1.2.4.1.2.2 a)* had the effect of reducing shareholders' equity by K€728 (including K€339 attributable to minority interests).

In addition, as described in *Note 1.2.4.1.2.2.b),* long-term provisions decreased by K€8,323 while other current liabilities increased by the same amount.

1.2.4.2.2.3 Other restatements

a) Derecognition of registration expenses on internally-generated brands had the effect of reducing intangible assets by K€848 (before deferred taxes).

b) The requirement under IFRS 3 not to amortise goodwill had the effect of increasing goodwill carried on the balance sheet by K€5,413.

c) Government grants previously recognised under shareholders' equity under French GAAP are now treated as deferred income under IAS 20. This had the effect of increasing other current liabilities by K€169 and decreasing shareholders' equity by the same amount.

d) Under IFRS 2, the Group has recognised the expenses relating to the fair value of its stock option plans (after 7 November 2002) in the amount of K€2,247, which had the effect of reducing consolidated reserves by the same amount.

1.2.4.2.2.4 Deferred tax effect

The net effect on shareholders' equity of deferred tax restatements was K€932, including K€931 in assets and K€(1) in liabilities.

1.2.4.3 Restatements to the income statement for the year ended 31 December 2004

1.2.4.3.1 Quantitative analysis

IFRS presentation	Employee benefits Note 1.2.4.3.2.1	Other revenue Note 1.2.4.3.2.2	Other Note 1.2.4.3.2.3	Deferred tax effect Note 1.2.4.3.2.4	Total restatements
	(in thousands of euros)				
Sales	—	—	—	—	—
Other revenue	—	4,510	—	—	4,510
Total revenue	—	4,510	—	—	4,510
Cost of goods sold	177	—	(97)	—	80
Research and development expenses	(322)	(1,358)	(350)	—	(2,030)
Selling, general and administrative expenses	(380)	—	(1,901)	—	(2,281)
Other operating income and expenses	—	—	—	—	—
Restructuring costs	1,696	—	—	—	1,696
Impairment losses	—	—	—	—	—
Operating income	1,171	3,152	(2,348)(1)	—	1,975
Investment revenue	—	—	—	—	—
Finance costs	—	—	—	—	—
Net costs of financing	—	—	—	—	—
Other financial income and expenses	(478)	—	—	—	(478)
Exceptional items	—	—	(24)	—	(24)
Income tax	—	—	—	(115)	(115)
Net profit from continuing operations	693	3,152	(2,372)	(115)	1,358
Discontinued operations	—	—	—	—	—
Goodwill amortisation	—	—	5,413	—	5,413
Net profit for the period	693	3,152	3,041	(115)	6,771
attributable to equity holders of the parent	(230)	3,126	3,041	(121)	5,816
minority interest	923	26	—	6	955

(1) Of which:
— Stock option expenses = K€(2,247)
— Restatement of internally-generated brands = K€ (125)
— Restatement of government grants = K€ 24
K€(2,348)

1.2.4.3.2 Comments on restatements to the income statement at 31 December 2004

The net effect of IFRS restatements on 2004 income was K€6,771, including K€955 attributable to minority interests.

1.2.4.3.2.1 Employee benefits

Accounting for employee benefits in accordance with IAS 19 led to a net increase in results of K€693 (before deferred taxes), including K€1,171 in operating income and K€478 in financial expenses.

1.2.4.3.2.2 Total revenue

The recognition in 2004 of income received by the Group as described in Note 1.2.4.1.2.2 had the effect of increasing operating income by K€3,152, constituting a K€4,510 increase in other revenue offset by a K€1,358 increase in research and development expenses.

1.2.4.3.2.3 Other restatements

a) Share-based payments

Recognition of stock options under IFRS 2 had the effect of increasing expenses by K€2,247.

b) Goodwill

The requirement not to amortise goodwill had the effect of increasing net profit by K€5,413.

c) Intangible assets

Registration expenses for internally-generated brands are no longer recognised as intangible assets under IFRS. This had the effect of increasing expenses by K€125 (before deferred taxes).

d) Government grants

Government grants previously recognised under shareholders' equity under French GAAP are now treated as deferred expenses under IAS 20. This had the effect of decreasing exceptional items by K€24 and increasing operating income by the same amount.

1.2.4.3.2.4 Deferred tax effect

The net deferred tax effect of these restatements was K€115.

1.2.5 Presentation changes

1.2.5.1 Balance sheet reclassifications

1.2.5.1.1 Comments

Presentation changes affecting the 2004 opening and closing balance sheets involve the following:

— distinction between current and non-current items;

— separate identification of items previously aggregated;

— aggregation of items previously identified separately.

The distinction between current and non-current items has been made as follows:

— assets and liabilities comprising working capital used in the normal business cycle are classified as current;

— all other assets and liabilities are classified as current if they are due within one year and non-current if they are due after one year.

Changes affecting the 2004 opening and closing balance sheets are as follows:

1.2.5.1.1.1 Long-term investments

Loans and advances to non-consolidated companies were previously classified under investments in & advances to non-consolidated subsidiaries. Under IFRS, they are classified as other non-current financial assets.

1.2.5.1.1.2 Provisions

As required by IAS 1, provisions are split into a current and a non-current portion, the portion under one year being classified as current.

1.2.5.1.1.3 Taxes

IAS 1 requires deferred and current tax assets and liabilities to be identified separately. Deferred taxes must be shown as non-current assets or liabilities. The Group has created these new line items in its IFRS balance sheet and reclassified the corresponding amounts.

1.2.5.1.1.4 Other

a) Under French GAAP, money market SICAVs were classified as short-term investments and deposits. Under IAS 7, they meet the conditions for recognition as cash and cash equivalents.

b) Under French GAAP, the short-term portion of bank loans was classified as short-term debt. Under IFRS, it is classified under a separate line item entitled bank loans.

These presentation changes at 1 January and 31 December 2004 are detailed in the tables below.

1.2.5.1.2 Details of balance sheet reclassifications at 1 January 2004

French GAAP presentation	Long-term investments	Provisions	Taxes	Other	Total	IFRS presentation
	Note 1.2.5.1.1.1	Note 1.2.5.1.1.2	Note 1.2.5.1.1.3	Note 1.2.5.1.1.4		
	(in thousands of euros)					
ASSETS						**ASSETS**
Goodwill	—	—	—	—	—	**Goodwill**
Intangible assets, net	—	—	—	—	—	**Intangible assets, net**
Property, plant and equipment, at cost	—	—	—	—	—	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	—	—	—	—	—	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	—	—	—	—	—	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	(2,497)	—	—	—	(2,497)	Equity investments
Other long-term investments	2,497	—	—	—	2,497	Other non-current financial assets
Long-term investments	—	—	—	—	—	**Non-current financial assets**
		—	6,398	—	6,398	Deferred tax assets
Total fixed assets	—	—	6,398	—	6,398	**Total non-current assets**
Deferred taxes	—	—	(6,398)	—	(6,398)	
Inventories	—	—	—	—	—	Inventories
Trade receivables	—	—	—	—	—	Trade receivables
		—	4,107	—	4,107	Current tax assets
Other current assets	—	—	(4,107)	—	(4,107)	Other current assets
Short-term investments and deposits	—	—	—	(21,344)	(21,344)	
Cash	—	—	—	21,344	21,344	Cash and cash equivalents
Current assets	—	—	(6,398)	—	(6,398)	**Total current assets**
TOTAL	—	—	—	—	—	**TOTAL**
SHAREHOLDERS' EQUITY AND LIABILITIES						**SHAREHOLDERS' EQUITY AND LIABILITIES**
Share capital	—	—	—	—	—	Share capital
Additional paid-in capital, consolidated reserves and retained earnings	—	—	—	—	—	Share premiums and consolidated reserves
Cumulative translation reserve	—	—	—	—	—	Cumulative translation reserve
Total shareholders' equity	—	—	—	—	—	**Shareholders' equity attributable to equity holders of the parent**
Minority interests	—	—	—	—	—	Minority interests
	—	—	—	—	—	**Total shareholders' equity**
Provision for employee benefits	—	—	—	—	—	Retirement benefit obligation
Provisions for risks and charges	—	(841)	—	—	(841)	Long-term provisions
Bank borrowings	—	—	—	—	—	Bank loans
Other long-term debt	—	—	—	—	—	Other financial liabilities
		—	538	—	538	Deferred tax liabilities
Provisions and long-term liabilities	—	(841)	538	—	(303)	**Total non-current liabilities**
Deferred taxes	—	—	(538)	—	(538)	
		841	—	—	841	Short-term provisions
		—	—	957	957	Bank loans
Short-term debt	—	—	—	(957)	(957)	Financial liabilities
Trade payables	—	—	—	—	—	Trade payables
		—	14,531	—	14,531	Current tax liabilities
Other current liabilities	—	—	(14,531)	—	(14,531)	Other current liabilities
Bank overdrafts	—	—	—	—	—	Bank overdrafts
	—	841	—	—	841	**Total current liabilities**
TOTAL	—	—	—	—	—	**TOTAL**

1.2.5.1.3 Details of balance sheet reclassifications at 31 December 2004

French GAAP presentation	Long-term investments	Provisions	Taxes	Other	Total	IFRS presentation
	Note 1.2.5.1.1.1	Note 1.2.5.1.1.2	Note 1.2.5.1.1.3	Note 1.2.5.1.1.4		
	(in thousands of euros)					
ASSETS						**ASSETS**
Goodwill	—	—	—	—	—	**Goodwill**
Intangible assets, net	—	—	—	—	—	**Intangible assets, net**
Property, plant and equipment, at cost	—	—	—	—	—	Property, plant and equipment, at cost
Depreciation, amortisation and provisions	—	—	—	—	—	Depreciation, amortisation and impairment losses
Property, plant and equipment, net	—	—	—	—	—	**Property, plant and equipment, net**
Investments in & advances to non-consolidated subsidiaries	(2,426)	—	—	—	(2,426)	Equity investments
Other long-term investments	2,426	—	—	—	2,426	Other non-current assets
Long-term investments	—	—	—	—	—	**Non-current financial assets**
		—	6,840	—	6,840	**Deferred tax assets**
Total fixed assets	—	—	6,840	—	6,840	**Total non-current assets**
Deferred taxes	—	—	(6,840)	—	(6,840)	
Inventories	—	—	—	—	—	Inventories
Trade receivables	—	—	—	—	—	Trade receivables
		—	1,710	—	1,710	Current tax assets
Other current assets	—	—	(1,710)	—	(1,710)	Other current assets
Short-term investments and deposits	—	—	—	(6,587)	(6,587)	
Cash	—	—	—	6,587	6,587	Cash and cash equivalents
Current assets	—	—	(6,840)	—	(6,840)	**Total current assets**
TOTAL	—	—	—	—	—	**TOTAL**
SHAREHOLDERS' EQUITY AND LIABILITIES						**SHAREHOLDERS' EQUITY AND LIABILITIES**
Share capital	—	—	—	—	—	Share capital
Additional paid-in capital and consolidated reserves	—	—	—	—	—	Share premiums and consolidated reserves
Net profit for the year	—	—	—	—	—	*Net profit for the year*
Cumulative translation reserve	—	—	—	—	—	Cumulative translation reserve
Total shareholders' equity	—	—	—	—	—	**Shareholders' equity attributable to equity holders of the parent**
Minority interests	—	—	—	—	—	Minority interests
	—	—	—	—	—	**Total shareholders' equity**
Provision for employee benefits	—	—	—	—	—	Retirement benefit obligation
Provisions for risks and charges	—	(4,130)	—	—	(4,130)	Long term provisions
Bank borrowings	—	—	—	—	—	Bank loans
Other long-term debt	—	—	—	—	—	Other financial liabilities
		—	556	—	556	Deferred tax liabilities
Provisions and long-term liabilities	—	(4,130)	556	—	(3,574)	**Total non-current liabilities**
Deferred taxes	—	—	(556)	—	(556)	
		4,130	—	—	4,130	Short-term provisions
		—	—	648	648	Bank loans
Short-term debt	—	—	—	(648)	(648)	Financial liabilities
Trade payables	—	—	—	—	—	Trade payables
		—	8,079	—	8,079	Current tax liabilities
Other current liabilities	—	—	(8,079)	—	(8,079)	Other current liabilities
Bank overdrafts	—	—	—	—	—	Bank overdrafts
	—	4,130	—	—	4,130	**Total current liabilities**
TOTAL	—	—	—	—	—	**TOTAL**

1.2.5.2 Income statement reclassifications

1.2.5.2.1 Comments

The following items have been reclassified under IFRS.

1.2.5.2.1.1 Exceptional items

The K€12,494 capital gains generated by the disposal of Dynport, previously classified as exceptional income, have been reclassified as discontinued operations under IFRS 5. Other items previously classified as exceptional have been reclassified as other operating income and expenses, in the net amount of K€87.

1.2.5.2.1.2 Revenue

a) Under French GAAP, discounts are accounted for as financial expenses. Under IAS 18 *Revenue*, they are deducted from sales.

This reclassification had the effect of reducing sales by K€2,199 and increasing other financial income and expenses by the same amount.

b) Under French GAAP, other operating income and expenses amounting to K€38,153 breaks down as follows:

— Royalties received (K€24,822)

— Milestone payments received (K€6,811)

— Research and development expenses billed back to partners (K€6,460).

These items meet the definition of revenue under IAS 18 and have been reclassified as other revenue.

c) Similarly, co-promotion income (K€12,298), previously deducted from selling expenses, has also been reclassified as other revenue.

1.2.5.2.1.3 Other reclassifications

a) Goodwill impairment arising as a result of impairment testing, has been reclassified as an operating line item entitled impairment losses, having previously been classified under goodwill amortisation (K€10,757).

b) Costs relating to research into products which have already obtained marketing approval were classified as research and development expenses under French GAAP. Under IFRS, they have been reclassified as selling costs (K€5,568 at 31 December 2004).

c) Restructuring costs arising from disposal of Dynport L.L.C. (K€1,784), which were previously classified as restructuring costs, have been reclassified as discontinued operations, along with all other costs relating to the disposal.

These reclassifications are detailed in the table below.

1.2.5.2.2 Details of reclassifications in the income statement at 31 December 2004

French GAAP Presentation	Exceptional items	Revenue	Other	Total	IFRS presentation
	Note 1.2.5.2.1.1	Note 1.2.5.2.1.2 (in thousands of euros)	Note 1.2.5.2.1.3		
Sales	—	(2,199)	—	(2,199)	Sales
		50,451	—	50,451	Other revenue
		48,252		48,252	Total revenue
Cost of goods sold	—	—	—	—	Cost of goods sold
Research and development expenses	—	—	5,568	5,568	Research and development expenses
Selling, general and administrative expenses	—	(12,298)	(5,568)	(17,866)	Selling, general and administrative expenses
Other operating income and expenses	87	(38,153)	—	(38,066)	Other operating income and expenses
Restructuring costs	—	—	1,784	1,784	Restructuring costs
		—	(10,757)	(10,757)	Impairment losses
Operating income	87	(2,199)	(8,973)	(11,085)	Operating income
Financial income	—	—	—	—	Investment income
Cost of debt	—	—	—	—	Finance costs
Net cost of debt	—	—	—	—	Net finance costs
Other financial income and expenses	—	2,199	—	2,199	Other financial income and expenses
Exceptional items	(12,581)	—	—	(12,581)	
Income tax	—	—	—	—	Income tax
Net profit before goodwill amortisation and minority interests	(12,494)	—	(8,973)	(21,467)	Net profit from continuing operations
Share of income of companies sold	12,494	—	(1,784)	10,710	Discontinued operations
Goodwill amortisation	—	—	10,757	10,757	
Net profit before minority interests	—	—	—	—	Net profit for the period

2. Significant accounting policies

2.1 Basis for preparation of financial statements

Under E.C. regulation 1606/2002 of 19 July 2002, the Group is required to prepare its consolidated financial statements as of 1 January 2005 using the international accounting standards set out by the International Accounting Standards Board (IASB) effective on 31 December 2005, as endorsed by the European Union.

International accounting standards encompass International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). For simplicity, they are collectively referred to as international financial reporting standards or IFRS.

The financial statements for the year ended 31 December 2005 will be the first published by the Group using IFRS.

For the purpose of providing comparative data, the Group has prepared an opening IFRS balance sheet at 1 January 2004, the date on which the impact of first-time adoption will be recognised under shareholders' equity. The opening balance sheet has been prepared in accordance with the standards effective as of 31 December 2005, except for IAS 32 and 39 which will be applied as of 1 January 2005.

The financial statements therefore include a balance sheet drawn up under IFRS at 31 December 2004 and 1 January 2004, together with an income statement for the year ended 2004. No comparative income statement data has been provided.

The effects of adopting IFRS are described in note 1.2. above entitled "Transition to international financial reporting standards".

The Group's IFRS consolidated financial statements for the year ended 31 December 2004 were approved by the Board of Directors on 26 September 2005.

2.2 First-time adoption of IFRS

The accounting elections and exemptions used by the Group for first-time adoption of IFRS are described in note 1.2. above entitled "Transition to international financial reporting standards".

2.3 Prospective adoption of certain standards

Some standards, which are compulsory as of 1 January 2005, may be adopted prospectively. The Group has elected to adopt IFRS 5 for discontinued operations prospectively as of 1 January 2004.

2.4 Change in accounting methods

There were no changes in accounting methods during the period.

2.5 Prior period errors

No prior period errors have been corrected in these financial statements.

2.6 Use of estimates

In order to prepare its financial statements, the Group is required to make certain estimates and assumptions with respect to the value of assets and liabilities, income and expense items, and information given in the notes to the financial statements.

Management has made these estimates and assumptions on the basis of its past experience and other factors deemed reasonable. Amounts appearing in subsequent financial statements may differ materially from these estimates should the assumptions change or if actual conditions are different.

The principal material estimates made by management concern employee benefits, goodwill, intangible assets and provisions.

2.7 Consolidation methods

Major subsidiaries over which the Group exercises exclusive control are fully consolidated. Companies controlled jointly with a limited number of outside partners are proportionately consolidated. Companies over which the Group exercises significant influence are accounted for using the equity method. Significant influence is deemed to exist where its shareholding exceeds 20%.

Investments in companies which are not consolidated even though they meet the above conditions are recognised as equity investments. The following principles are applied in deciding whether a subsidiary should be excluded from the scope of consolidation:

- companies accounted for using the equity method: the thresholds are determined by reference to the company's relative contribution to consolidated equity, results and goodwill;
- fully or proportionately consolidated companies: the thresholds are determined by reference to the company's relative contribution to consolidated revenue, operating income, equity and total assets.

Given the particularly exhaustive nature of the Group's scope of consolidation, it has not yet been deemed necessary to define materiality thresholds.

If all these companies were consolidated, it would have no material impact on the consolidated financial statements as the exclusion of a company from the scope of consolidation has to date never exceeded 1.5% of any of the consolidated aggregates referred to above.

2.8 Business combinations

Business combinations are accounted for using the purchase method. On first-time consolidation of an exclusively controlled company, identifiable assets, liabilities and contingent liabilities are valued at their fair value. Fair value adjustments are included in the assets and liabilities concerned, together with any minority interests. The difference between the purchase price and the Group's share in the fair value of the underlying net assets acquired is treated as goodwill (see also the note on impairment of assets).

2.9 Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

— Major western European countries: France, Italy, Spain, United Kingdom and Germany.

— Rest of Europe: all other countries in western and eastern Europe.

— Rest of world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

2.10 Conversion of financial statements into foreign currencies

The balance sheets of subsidiaries whose functional currency is not the euro are translated at the exchange rates prevailing on the reporting date. Their income statements and statements of cash flows are translated at the average rate for the year.

Exchange differences are transferred to the cumulative translation reserve, which forms an integral part of the Group's shareholders equity, and to minority interests for the non-Group share.

These differences arise from:

— the impact on shareholders equity of any difference between the rates used for the opening and closing balance sheets;

— the impact on results of any difference between the year's average rate and closing rate.

Goodwill and fair value adjustments arising upon acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. Accordingly, they are expressed in the entity's functional currency and translated at the rate prevailing on the reporting date.

2.11 Conversion of foreign currency transactions

Receivables and payables denominated in foreign currencies are initially translated at the exchange rates prevailing on the transaction date and then revalued at the closing rates prevailing on the reporting date. Any resulting gains or losses are recognised under profit and loss. Income statement and cash flow items are translated at the rates prevailing on the transaction date.

2.12 Exchange differences with respect to intra-group transactions and cash flows

Exchange differences arising from the elimination of foreign currency transactions between fully consolidated companies are transferred to the cumulative translation reserve under shareholders' equity and to minority interests for the non-Group share, to eliminate their impact on consolidated results.

Exchange differences arising from foreign currency cash flow movements between fully consolidated companies are accounted for under a separate line item in the consolidated statement of cash flows.

2.13 Intangible assets

Intangible assets are accounted for at cost. Intangible assets with a finite useful life are amortised over a period corresponding to their estimated useful lives. Amortisation periods are determined on a case-by-case basis depending on the type of asset concerned. Intangible assets with an indefinite useful life are not amortised but tested annually for impairment (see note on impairment of assets)).

As a general rule:

— brands and trademarks are not amortised;

— patents are amortised on a straight-line basis over a period that may not exceed the period of protection; and

— software is amortised on a straight-line basis over 1 to 3 years.

2.14 Property, plant and equipment

Property, plant and equipment items are accounted for at their acquisition cost or production cost as applicable. They are depreciated on a straight-line basis over their estimated useful lives as follows:

buildings, fixtures and fittings	10 to 50 years
plant & equipment	5 to 10 years
other	4 to 10 years

2.15 Leases

2.15.1 Finance leases

Assets acquired under finance leases are recognised on the balance sheet when the lease contract transfers substantially all the risks and rewards incidental to ownership to the Group. Criteria used to assess whether a contract should be classified as a finance lease include:

— the term of the lease compared with the estimated useful life of the asset;

— total future lease payments compared with the fair value of the asset financed;

— whether or not ownership of the asset is transferred at the end of the lease term;

— existence of a purchase option favourable to the lessee;

— the type of asset leased.

Leased assets recognised on the balance sheet are depreciated over the shorter of their estimated useful lives or the term of the lease contract.

2.15.2 Operating leases

Operating leases are lease contracts that are not classified as finance leases. Rental payments are recognised as expenses when they are incurred.

2.16 Finance costs

Financing costs are recognised under profit and loss in the period in which they are incurred.

2.17 Impairment of assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment in accordance with the provisions of IAS 36 *Impairment of Assets*, at least once a year and whenever there is an indication that the asset may be impaired. Annual impairment testing is carried out during the final quarter of the year.

Other non-current assets are also tested for impairment when events or changed circumstances indicate that an asset may be impaired.

Impairment testing consists of comparing an asset's carrying amount with its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and its value in use. Its value in use is the present value of the future cash flows expected to be derived from continuing use of an asset or cash-generating unit and its ultimate disposal. Fair value less sales costs is the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

When tests indicate that the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount.

Property, plant and equipment items are tested for impairment whenever there is an indication that an asset may be impaired. When the recoverable amount of an asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised under profit and loss and deducted in priority from the goodwill allocated to that asset or cash-generating unit.

Impairment losses on goodwill are not reversible.

2.18 Government grants

Government grants received by the Group are treated as deferred income and recognised under profit and loss over the estimated useful lives of the assets financed.

2.19 Financial assets

2.19.1 Equity investments

This item includes investments in non-consolidated companies. Equity investments are accounted for either at cost (purchase price plus transaction expenses), at their transfer value or at the Group's share in the underlying net assets on the date of deconsolidation without its disposal. A provision for impairment is recognised if the fair value of an investment is lower than its carrying amount on the reporting date. Fair value is determined on the basis of several criteria, including the value of the Group's share in the company's underlying net assets, the company's earnings prospects assessed principally on a discounted cash flow basis, and the importance of the company to the Group in strategic terms or in light of synergies with other investments.

2.19.2 Loans and receivables

Loans and receivables are accounted for at their historical cost. The carrying amount includes principal outstanding plus accrued interest. The recoverable amount of loans and advances is estimated whenever there is an indication that the asset may be impaired and at least on each reporting date. If the recoverable amount is lower than the carrying amount, a provision is recognised under profit and loss.

2.20 Hedging instruments

Income and expenses arising from hedging transactions are recognised in parallel with those arising from the hedged item. Where financial instruments do not qualify as hedges, they are marked to market on the reporting date and any unrealised losses are recognised in the income statement.

2.21 Non-current assets held for sale and discontinued operations

A non-current asset, or group of assets and liabilities, is classified as held for sale if its carrying amount will be recovered principally through a sales transaction rather than through continuing use. The asset must be available for immediate sale and its sale must be highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or group of assets to be sold), and an active programme to locate a buyer and complete the plan must have been initiated.

An operation is classified as discontinued if the conditions for classifying an asset as held for sale have been met or the operation has been sold.

2.22 Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

2.23 Cash and cash equivalents

Cash includes cash on hand and demand deposits with banks. Cash equivalents are short-term, highly liquid investments (with a maturity of less than three months) and which are subject to an insignificant risk of changes in value. Mutual funds and term deposits therefore meet the definition of cash equivalents.

2.24 Stock option plans

Stock options are awarded to executive officers and some employees of the Group. As required by IFRS 2 *Share-based Payments*, these options are measured at their fair value on the date of grant. The fair value is expensed in personnel costs on a straight-line basis over the vesting period (period from the date of grant and to maturity of the plan) with a corresponding increase in equity.

As permitted by IFRS 2, this policy only applies to plans that were granted after 7 November 2002 and that had not vested at 1 January 2005.

2.25 Employee benefits

2.25.1 Post-employment benefits

Depending on the laws and practices of the countries in which the Group operates, employees may be entitled to compensation when they retire or to a pension following their retirement.

The liability corresponding to the employees' vested rights is covered by:

— contributions to independent organisations (insurance companies) responsible for paying the pensions or other benefits;

— provisions recognised in the balance sheet.

For State-managed plans and other defined contribution plans, the Group recognises the contributions under profit and loss when they become payable, as its constructive obligations are limited to the agreed amount of contributions.

For defined benefit plans, the Group's obligation is estimated by external actuaries using the projected unit credit method. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is accounted for separately to build up the final obligation. The final amount of obligations is then discounted. The main assumptions used to calculate the obligation are the:

— discount rate

— inflation rate

— future salary increases

— employee turnover.

The Group's obligations are estimated annually for all plans.

Actuarial gains and losses may arise as a result of changes in actuarial assumptions or experience adjustments (differences between the previous actuarial assumptions and what has actually occurred) to the Group's obligations or the plan's assets. These gains and losses are recognised under profit and loss using the 'corridor' method. Under this method, the portion that exceeds 10% of the greater of the Group's obligations and the fair value of the plan's assets is deferred over the remaining working lives of the employees participating in the plan.

The Group's funds its post-employment obligation externally, including the deferred portion of actuarial gains and losses. If the plan's assets exceed its estimated obligations, a financial asset is recognised on the balance sheet, limited to the net total of:

— any unrecognised past service costs and net actuarial losses;

— the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

2.25.2 Other employee benefits

In some countries, employees are entitled to award for long service. The Group recognises a provision in the balance sheet to cover its obligations in this respect.

2.26 Provisions

Provisions are recognised in accordance with IAS 37 to cover all obligations to third parties likely or certain to give rise to an outflow of resources without the receipt of any consideration. These provisions are estimated on the basis of the most likely assumptions on the reporting date.

In the case of restructurings, obligations are recognised as soon as the restructuring has been announced and the Group has drawn up or started to implement a detailed restructuring plan.

Provisions are discounted if the time value is material.

2.27 Revenue recognition

Revenue is recognised when all of the following conditions are met:

— there is evidence of an agreement between the parties;

— the goods have been delivered or the service provided;

— the price is fixed or can be determined.

Sales of goods are recognised when the risks and rewards of ownership have passed to the buyer.

Rebates and discounts granted to customers are recognised at the same time as sale of the goods and are deducted from the value of the sale.

2.28 Research and development expenses

As required by IAS 38, research expenditures are recognised as an expense when they are incurred. Development costs are only recognised as an intangible asset if the Group can demonstrate all of the following:

— the technical feasibility of completing the development project;

— how the development expenditures will generate probable future economic benefits;

— its ability to measure reliably the expenditures attributable to the intangible asset during its development.

Due to the risks and uncertainties involved in obtaining regulatory approvals and in the research and development process, the conditions for recognising development expenses as an intangible asset are not deemed to be met until marketing approval for the product has been obtained.

2.29 Deferred taxes

Deferred taxes are recognised on all temporary differences between the book value and tax base of assets and liabilities, and on tax losses, using the liability method. Differences are temporary when they are expected to reverse within the foreseeable future.

Deferred tax assets arising from tax losses are recognised only if there is convincing evidence that sufficient taxable profit will be available in the future.

In accordance with IAS 12 *Income Taxes*, tax assets and liabilities are not discounted.

Amounts recognised in the consolidated financial statements are calculated at the level of each tax entity included in the scope of consolidation.

2.30 Earnings per share

Basic earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year, calculated according to movements in share capital, less any treasury shares held by the Group.

Diluted earnings per share is calculated by dividing net earnings for the year attributable to equity holders of the parent by the number of ordinary shares outstanding plus any dilutive potential ordinary shares.

2.31 Treatment of changes in the scope of consolidation in the cash flow statement

The net impact of the following items is identified on a separate line item in the cash flow statement:

— the amount paid or received by the Group on acquisition or disposal of consolidated companies;

— the cash held by those companies, which is added to or deducted from consolidated cash.

3. Notes to the balance sheet

3.1 Goodwill

3.1.1 Net goodwill carried on the balance sheet

The changes in goodwill between 1 January and 31 December 2004 break down as follows:

	1 January 2004	Movements during the year: Increases	Decreases	Translation differences	31 December 2004
		(in thousands of euros)			
Gross	135,321	10,757	—	(392)	145,686
Impairment losses	—	(10,757)	—	392	(10,365)
Net	135,321	—	—	—	135,321

Gross goodwill carried on the balance sheet at 31 December 2004 breaks down as follows:

— K€135,321 from the Group's acquisition of SCRAS and its subsidiaries on 17 December 1998;

— K€10,365 from the acquisition of Sterix Ltd. (see note 3.2).

3.1.2 Impairment of goodwill

At 31 December 2004, an impairment loss of K€10,757 (excluding exchange differences) was recognised under profit and loss in respect of the goodwill arising from the acquisition of Sterix Ltd. The Group believes that Sterix's portfolio, which comprises about 80 molecules, is subject to major pharmaceutical uncertainties that cast doubt over the ability to market the patents in the foreseeable future. Accordingly, the goodwill arising from this acquisition was written off in full during the year.

3.2 Acquisitions during the year

3.2.1 Breakdown of purchase cost

	31 December 2004 Sterix
	(in thousands of euros)
Cash paid for the acquisition	3,669
Direct transaction costs	368
Fair value of shares issued	—
Total purchase cost	4,037
Fair value of net assets acquired	(6,328)
Goodwill	10,365

The table in note 3.2.2 below shows a breakdown of the fair value of net assets acquired (K€6,328).

3.2.2 Breakdown of assets and liabilities acquired

	31 December 2004 Sterix	
	Fair value*	NBV**
	(in thousands of euros)	
Assets		
Non-current assets	—	—
Operating receivables	670	670
Inventories	—	—
Cash and cash equivalents	966	966
Total assets	1,636	1,636
Liabilities		
Bank loans and financial liabilities	6,138	6,138
Retirement benefit obligation	—	—
Operating payables	934	934
Deferred taxes	—	—
Other liabilities	892	892
Total liabilities	7,964	7,964
Contingent liabilities recognised	—	—
Net assets	(6,328)	(6,328)
Minority interests	—	
Fair value of net assets	(6,328)	

* Fair value of identifiable assets and liabilities on the acquisition date.

** Net book value of assets and liabilities in the acquired entity's financial statements before the acquisition.

3.2.3 Income statement information

	31 December 2004 Sterix
	(in thousands of euros)
Net profits of the acquired entity since the date of acquisition included in profit and loss for the year	582
Revenue generated by the acquired entity	—

3.3 Intangible assets

3.3.1 Movements

	1 January 2004	Movements during the year: Increases	Decreases	Acquisitions	Disposals	Exchange differences	Other movements	31 December 2004
	(in thousands of euros)							
Intangible assets	39,794	11,428	(88)	—	—	6	610	51,750
Advance payments	977	629	(78)	—	—	—	(608)	920
Cost	40,771	12,057	(166)	—	—	6	2	52,670
Cumulative amortisation	(13,358)	(2,831)	49	—	—	14	—	(16,126)
Cumulative impairment losses	(11,113)	—	—	—	—	(17)	—	(11,130)
Net	16,300	9,226	(117)	—	—	3	2	25,414

The K€12,057 increase in intangible assets at cost breaks down as follows:

— €2.5 million in payments under a licence agreement with Genentech (Nutropin®).

— €7.2 million in additional payments based on achievement of the sales volumes set out in an eight-year agreement signed by the Group in 2003 for the distribution of two hypertension products in France. Under this agreement, the Group acquired the intangible assets associated with these products from the previous distributor for the amount of €19.9 million, including €12.7 million paid in 2003 and an additional amount of €7.2 million based on 2004 sales paid during the year.

3.3.2 Breakdown by asset type

	31 December 2004			1 January 2004		
	Cost	Amortisation/ impairment losses[1]	Net	Cost	Amortisation/ impairment losses[1]	Net
	(in thousands of euros)					
Brands and trademarks	21,058	(8,227)	12,831	18,901	(8,226)	10,675
Licences	3,745	(1,177)	2,568	1,226	(872)	354
Patents	1,921	(1,850)	71	1,921	(1,813)	108
Know-how	8,216	(985)	7,231	3,182	(985)	2,197
Software	14,580	(12,999)	1,581	12,396	(10,628)	1,768
Purchased goodwill	1,920	(1,918)	2	1,903	(1,902)	1
Other intangible assets	310	(100)	210	265	(45)	220
Advance payments	920	—	920	977	—	977
Total	52,670	(27,256)	25,414	40,771	(24,471)	16,300
[1]**of which impairment losses**		(11,130)			(11,113)	

Impairment losses at 31 December 2004 comprised K€8,227 for brands and trademarks, K€985 for know-how, and K€1,918 for purchased goodwill. Excluding exchange differences, these impairment losses were unchanged from 1 January 2004.

3.4 Property, plant and equipment

3.4.1 Breakdown by asset type

	1 January 2004	Movements during the year: Increases	Decreases	Change in the scope of consolidation	Exchange differences	Other movements	31 December 2004
	(in thousands of euros)						
Land	14,737	324	(65)	—	(265)	205	14,936
Buildings	113,582	9,243	(68)	(191)	(1,729)	3,388	124,225
Plant & equipment	116,911	7,424	(4,528)	246	(876)	25,816	144,993
Other assets	67,990	8,179	(4,472)	(62)	(343)	1,196	72,488
Assets in progress	27,731	10,875	—	—	(91)	(29,655)	8,860
Advance payments	923	234	—	—	(55)	(955)	147
Cost	341,874	36,279	(9,133)	(7)	(3,359)	(5)	365,649
Depreciation	(199,035)	(22,944)	8,151	(216)	1,181	—	(212,863)
Impairment losses	—	—	—	—	—	—	—
Net	142,839	13,335	(982)	(223)	(2,178)	(5)	152,786

Fair value adjustments made to land following the Group's acquisition of SCRAS S.A.S. and its subsidiaries on 17 December 1998 totalled K€1,194.

The increase in property, plant & equipment in 2004 was mainly due to the construction of a biotechnology development and manufacturing facility in the United States, as well as other recurring capital expenditures in various Group entities.

3.4.2 Breakdown of property, plant & equipment, net of depreciation, by currency

The breakdown by currency of property, plant and equipment, net of depreciation, is as follows:

	31 December 2004: Closing rate	31 December 2004: Amount	1 January 2004: Closing rate	1 January 2004: Amount
Euro	—	82,626	—	81,529
US dollar	1.3621	15,827	1.2630	6,926
Pound sterling	0.70505	40,798	0.7048	39,226
Swiss franc	1.5429	2,055	1.5579	2,221
Chinese yuan renminbi	11.273421	9,698	10.4535	11,200
Other currencies	—	1,782	—	1,737
Total		152,786		142,839

3.5 Equity investments

3.5.1 Movements between 1 January and 31 December 2004

	1 January 2004	Movements during the year: Acquisitions and additions (A)	Capital reductions (B)	Change in the scope of consolidation (C)	Exchange differences (D)	Other movements (E)	31 December 2004
	(in thousands of euros)						
Equity investments in non-consolidated companies	10,191	1,250	(442)	—	—	13,578	24,577
Impairment losses	(6,932)	(1,095)	—	—	—	(13,578)	(21,605)
Net worth of equity investments	3,259	155	(442)	—	—	—	2,972

The K€1,250 increase in equity investments was due to the acquisition of Spirogen. A further impairment loss of K€987 was also taken against Spirogen in 2004.

Other movements in equity investments (gross value) during 2004 included the capitalisation of a K€13,578 advance made by Ipsen Biopharm Ltd. to Pothold Ltd. There was a corresponding reduction in advances to non-consolidated companies (see note 3.6). This transaction had no impact on the 2004 consolidated financial statements as the advance had been fully provided for at 31 December 2003 and the corresponding provision was transferred to equity investments.

3.5.2 Breakdown of equity investments

Equity investments are investments in companies in which the Group owns at least 15% of the share capital, but which are not consolidated. They are carried at cost except in the circumstances described in note 2.19.1, when they are carried at the value of the Group's interest in the underlying net assets prior to deconsolidation.

			NBV of investment (in thousands of euros)			Local Financial data (thousands of currency units)		
	Registered office	% voting rights held	31 December 2004	1 January 2004	Currency	Shareholders' equity	Net profit for the year	Interest in shareholders' equity
								(In thousands of euros)
Sofarm Eurl	Paris	100.00	8	8	EUR	8	—	8
Technopolis Gie	Paris	27.00	306	306	EUR	1,066	(80)	288
Sutrepa S.a.r.l	Paris	100.00	8	8	EUR	8	—	8
Montana Ltd.	Cork (Ireland)	50.00	—	—	EUR	—	—	—
Octagen Corporation	Pa (USA)	21.45	126	234	USD	807	(1,003)	167
Linnea Inc.	Pa (USA)	50.00	—	—	USD	157	145	58
Ipsen Pty	Victoria (Australia)	100.00	27	26	AUD	339	101	194
Ly Yuan Ginkgo Company Ltd	Tancheng (China)	37.5	482	737	RMB	7,311	416	243
Pizhou Zhong Da Ginkgo Co. Ltd.	Pizhou (China)	35.8	284	472	RMB	5,135	423	163
Spirogen Ltd	Isle of Wight (UK)	17.10	1,731	1,468	GBP	7,135	(235)	1,731
Specwood Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Pothold Ltd.	London (UK)	100.00	—	—	GBP	—	—	—
Perechin Company	Cork (Ireland)	50.00	—	—	EUR	49	25	25
Portpirie Company	Cork (Ireland)	50.00	—	—	EUR	1	1	—
Suraypharm S.a.r.l	Paris	100.00	—	—	EUR	—	—	—
Socapharm S.a.r.l	Paris	100.00	—	—	EUR	—	—	—
Total			2,972	3,259				

3.5.3 Information on non-consolidated companies

The following table shows aggregated data for non-consolidated companies at 31 December 2004 (shown at 100%):

	Total revenue	Operating income	Net profit	Shareholders' equity	Total assets
			(in thousands of euros)		
Companies more than 50%-owned	—	(1,710)	60	210	595
Companies 50%-owned	474	114	142	165	192
Companies less than 50%-owned	3,427	(1,141)	(1,150)	12,883	13,238
Total	3,901	(2,737)	(948)	13,258	14,025

3.6 Other non-current financial assets

	1 January 2004	Movements during the year: Other cash flows related to investing activities (A)	Change in plan assets (B)	Change in the scope of consolidation (C)	Exchange differences (D)	Other movements (E)	31 December 2004
	(in thousands of euros)						
Loans	16,107	(72)		—	(6)	(13,578)	2,451
Accrued interest	3	(3)		—	—	—	—
Deposits and other financial assets	1,497	(18)		—	3	—	1,482
Provisions against loans, receivables and other assets	(13,584)	—		—	6	13,578	—
Loans, receivables and other assets	4,023	(93)		—	3	—	3,933
Net assets of post-employment benefit plans[1]	559	—	(44)	—	—	—	515
Financial assets at fair value	559	—	(44)	—	—	—	515
Total non-current financial assets	4,582	(93)	(44)	—	3	—	4,448

(1) See note 3.13

The K€13,578 reduction in loans to non-consolidated companies shown under other movements was due to capitalisation of an advance, which was offset by a corresponding increase in equity investments (see note 3.5.1).

3.7 Deferred taxes

Movements in deferred tax assets and liabilities between 1 January and 31 December:

	1 January 2004	Movements during the year: Exchange differences (A)	Change in the scope of consolidation (B)	Expenses / income in the income statement (C)	31 December 2004
	(in thousands of euros)				
Deferred tax assets	7,463	(45)	—	353	7,771
Deferred tax liabilities	(557)	(4)	—	6	(555)
Net asset/(liability)	6,906	(49)	—	359	7,216

The Group has not recognised deferred tax assets in respect of losses incurred by certain subsidiaries in the current or prior years (see note 2.29). Unrecognised tax assets amounted to €6.8 million at 31 December 2004, arising mainly in the UK subsidiaries.

Most of the unrecognised deferred tax assets (€6.4 million) are available indefinitely. Of the balance which is limited in time, €0.4 million will lapse during 2005 to 2007.

3.8 Inventories

	31 December 2004	1 January 2004
	(in thousands of euros)	
Raw materials and other supplies	16,884	19,976
Work-in-progress	15,390	13,160
Finished goods	32,813	27,499
Total	65,087	60,635

3.9 Trade receivables

	31 December 2004	1 January 2004
	(in thousands of euros)	
Gross	161,702	141,381
Provisions for depreciation	(1,468)	(1,077)
Net	160,234	140,304

3.10 Other current assets

	31 December 2004	1 January 2004
	(in thousands of euros)	
Advance payments made	2,001	1,598
Receivables relating to sale of fixed assets	30	32
VAT recoverable	12,519	12,352
Other operating receivables	8,882	10,228
Other assets	15,808	1,163
Prepayments	5,431	4,414
Total	44,671	29,787

Other assets mostly comprise advances granted to companies outside Ipsen's scope of consolidation (but included in Mayroy's scope of consolidation).

3.11 Cash and cash equivalents

	31 December 2004	1 January 2004
	(in thousands of euros)	
Cash	12,712	14,266
Short-term investments	2,493	20,764
Interest-bearing deposits	4,094	580
Cash and cash equivalents	19,299	35,610

Short-term investments comprise investments in risk-free mutual funds (mostly money market SICAVs or similar funds) which are carried at cost. Unrealised capital gains at the reporting dates were not material.

Short-term investments are immediately realisable. No interest bearing deposits held at 31 December 2004 matured after the end of January 2005.

3.12 Consolidated shareholders' equity

3.12.1 Share capital

At 31 December 2004 (and at 1 January 2004), Ipsen S.A.'s share capital was €446,863,125 divided into 29,302,500 ordinary shares with a par value of €15.25.

3.12.2 Shareholders' equity attributable to equity holders of the parent

	31 December 2004	1 January 2004
	(in thousands of euros)	
Ipsen S.A. share capital	446,863	446,863
Ipsen S.A. statutory reserve	44,686	44,686
Other Ipsen S.A. reserves	149,312	188,853
Other consolidated reserves and retained earnings	(465,804)	(496,659)
Total	175,057	183,743

3.12.3 Employee stock options

Since 1999, the Board of Directors of Mayroy S.A. (Ipsen S.A.'s parent company) has granted stock options to some employees and executive officers of the Group at an agreed exercise price.

Subject to Ipsen S.A. shares being listed on a regulated market, holders of options over Mayroy S.A. shares will be given a put option over the Mayroy shares they obtain by exercising their options. Mayroy shares issued and sold back to Mayroy S.A. will be exchanged for shares in Ipsen S.A. plus a cash balance.

3.12.3.1 Attributes of the stock option plans

	STOCK OPTION PLANS										
	Before 7 November 2002			After 7 November 2002							
	1a	1b	1c	1d	3a	2a	2b	2c (Tr. 1)	2c(Tr. 2)	2c (Tr. 3)	3b
Date granted	10/11/1999	31/05/2000	03/10/2001	18/12/2003	13/02/2004	05/12/2002	18/12/2003	25/03/2004	25/03/2004	25/03/2004	22/07/2004
Vesting date	10/11/2004	31/05/2005	03/10/2005	18/12/2007	13/02/2008	05/12/2006	31/12/2007	31/12/2009	31/12/2008	31/12/2009	22/07/2008
Expiration date of the plan	10/11/2009	31/05/2010	03/10/2011	18/12/2013	13/02/2014	05/12/2012	31/12/2013	25/03/2014	25/03/2014	25/03/2014	22/07/2014
Number of options granted	20,000	6,150	24,025	3,500	15,750	2,760	2,760	7,360	2,760	2,760	250
Share entitlement per option	27	27	27	25	25	27	27	27	27	27	25
Exercise price	€11.28	€11.28	€12.03	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Performance condition	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

3.12.3.2 Movements in options outstanding

	31 December 2004 (number of options)
Opening balance	52,195
Options granted	28,880
Options exercised	—
Options forfeited	(1,700)
Options expired	—
Closing balance	79,375

Breakdown of closing balance:

	31 December 2004	1 January 2004
	(number of options)	
Before 7 November 2002 plans		
1a	17,100	17,100
1b	4,975	5,675
1c	19,600	20,400
After 7 November 2002 plans		
1d	3,500	3,500
3a	15,550	—
2a	2,760	2,760
2b	2,760	2,760
2c (Tr. 1)	7,360	—
2c (Tr. 2)	2,760	—
2c (Tr. 3)	2,760	—
3b	250	—
TOTAL	79,375	52,195

3.12.3.3 Valuation of plans

Plans granted after 7 November 2002 are valued as follows (see note 2.24):

	After 7 November 2002 plans								
	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b	TOTAL
	(in thousands of euros)								
Opening value	1,020	4,532	783	772	2,112	777	792	73	10,861
Charge for the year	255	1,001	196	193	324	149	121	8	2,247

	After 7 November 2002 plans							
Main assumptions	1d	3a	2a	2b	2c (Tr. 1)	2c (Tr. 2)	2c (Tr. 3)	3b
Valuation method used	Black and Scholes revised							
Value of shares on grant date	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Exercise price	€27.20	€27.20	€24.44	€24.44	€24.44	€24.44	€24.44	€27.20
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of option	7.0 yrs	7.0 yrs	7.0 yrs	7.0 yrs	7.9 yrs	7.4 yrs	7.9 yrs	7.0 yrs
Turnover	0%	0%	0%	0%	0%	0%	0%	0%
Discount rate	4.1%	3.8%	4.3%	4.1%	3.6%	3.6%	3.6%	4.0%
Fair value per option	€11.66	€11.51	€10.51	€10.36	€10.63	€10.43	€10.63	€11.61

3.13 Employee benefits

3.13.1 Benefit plans

3.13.1.1 Post-employment benefits

In some companies, employees are entitled to supplemental pension benefits during their retirement or to end-of-career compensation payable on the date of retirement. The main countries concerned are France, the United Kingdom, Spain and Italy. In France, a limited number of employees also benefit from an additional differential pension plan.

These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group has no constructive obligation other than payment of the agreed contributions. These payments are recognised as expenses when they are incurred.

3.13.1.2 Other long-term benefits

Some employees, mainly those in France, are entitled to service awards. The Italian subsidiary also has an obligation to pay health insurance costs for its pensioners.

3.13.2 Measurement and recognition of liabilities

The Group's obligations in respect of employee benefits is calculated by an outside actuary using the actuarial models and assumptions that apply locally in the countries concerned.

Some liabilities are covered by financial assets held in funds invested with insurance companies (plan assets). Surplus plan assets are recognised on the balance sheet under non-current financial assets. Unfunded liabilities and plan deficits are recognised on the balance sheet under retirement benefit obligation.

3.13.2.1 Assumptions used

The main actuarial assumptions used at 31 December 2004 are:

	Europe (excluding United Kingdom)	United Kingdom	Asia — Pacific — Africa
Discount rate	4.65%	5.3%	5.92%
Expected return on plan assets	4%	7.8%	6%
Expected return on reimbursements rights	N/A	N/A	N/A
Expected salary increases	According to age	4%	7.17%
Future pension increases	N/A	2.7%	N/A
Increase in healthcare costs	4%	N/A	N/A
Average remaining working lives of employees (years)	17.44	18.7	11

3.13.2.2 Breakdown of retirement benefit obligations recognised on the balance sheet

	31 December 2004		1 January 2004	
	(in thousands of euros)			
Post-employment benefits		5,342		4,361
pension plans	5,112		4,163	
other plans	230		198	
Other long-term benefits		2,204		2,064
Total		7,546		6,425

3.13.2.3 Reconciliation of assets and liabilities carried on the balance sheet

	31 December 2004				1 January 2004
	Post-employment benefits				
	Pension plans	Other plans	Other long-term benefits	Total benefits	Total benefits
	(in thousands of euros)				
Breakdown of net amount carried on the balance sheet					
Present value of funded liabilities	19,669	—	216	19,885	21,465
Present value of unfunded liabilities	1,626	266	2,040	3,932	3,443
Sub-total	21,295	266	2,256	23,817	24,908
Fair value of plan assets	20,620	—	52	20,672	19,042
Net liabilities(a)	675	266	2,204	3,145	5,866
Unrecognised items					
Past service costs	(3,931)	—	—	(3,931)	—
Net actuarial losses or (gains)	9	36	—	45	—
Restriction of assets recognised	—	—	—	—	—
Fair value of reimbursement rights recognised as an asset	—	—	—	—	—
Total unrecognised items(b)	(3,922)	36	—	(3,886)	—
Net obligations (a-b)	4,597	230	2,204	7,031	5,866
Amount presented on the balance sheet as:					
Retirement benefit obligation	5,112	230	2,204	7,546	6,425
Non-current financial assets	515	—	—	515	559
Net obligations	4,597	230	2,204	7,031	5,866

3.13.2.4 Reconciliation of expenses in the income statement

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Current service costs	1,833	23	229	2,085
Contributions from plan members	(188)	—	—	(188)
Interest costs	1,205	12	101	1,318
Expected return on plan assets	(841)	—	(2)	(843)
Expected return on reimbursement rights	—	—	—	—
Past service costs recognised	106	—	—	106
Actuarial losses (gains) recognised	—	—	(111)	(111)
Losses (gains) on curtailments and settlements	(333)	—	—	(333)
Change in asset ceiling	—	—	—	—
Total net expenses	1,782	35	217	2,034
of which operating expenses	1,418	23	118	1,559
of which financial expenses	364	12	99	475

3.13.2.5 Movements on net liability carried on the balance sheet

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Opening net liabilities	3,604	198	2,064	5,866
Exchange differences	16	—	2	18
Charge for the year (see note 3.13.2.4)	1,782	35	217	2,034
Transfers (from)/to plan assets	—	—	—	—
Contributions paid by employer	(697)	—	(6)	(703)
Benefits paid from reimbursement rights	—	—	—	—
Benefits paid from internal reserve	(110)	(3)	(73)	(186)
Effect of reimbursement rights recognised as a charge	—	—	—	—
Change in asset ceiling	—	—	—	—
Closing net liabilities	4,597	230	2,204	7,031

3.13.2.6 Movements in defined benefit plan obligations

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Opening balance	22,596	198	2,114	24,908
Exchange differences	(9)	—	2	(7)
Current service costs	1,833	23	229	2,085
Social security charges on service costs	—	—	—	—
Interest costs	1,205	12	101	1,318
Settlements/curtailments	(333)	—	—	(333)
Benefits paid from plan assets	(700)	—	(7)	(707)
Benefits paid from reimbursement rights	—	—	—	—
Benefits paid from internal reserve	(110)	(3)	(73)	(186)
Actuarial gains and losses generated in the year	642	36	(110)	568
Past service costs	(3,829)	—	—	(3,829)
Transfers	—	—	—	—
Closing balance	21,295	266	2,256	23,817

3.13.2.7 Movements in plan assets

	31 December 2004			
	Post-employment benefits		Other long-term benefits	Total
	Pension plans	Other plans		
	(in thousands of euros)			
Opening balance	18,993	—	49	19,042
Exchange differences	(29)	—	—	(29)
Contributions paid by plan members	188	—	—	188
Expected return on plan assets	841	—	2	843
Settlements/curtailments	—	—	—	—
Transfers (from)/to unrecognised assets	—	—	—	—
Contributions paid by employer	697	—	6	703
Benefits paid from plan assets	(700)	—	(6)	(706)
Gains and losses generated in the year	630	—	1	631
Past service costs generated in the year	—	—	0	—
Closing balance	20,620	—	52	20,672

3.13.2.8 Breakdown of plan assets

	31 December 2004				1 January 2004			
	Shares	Bonds	Other(1)	Total	Shares	Bonds	Other(1)	Total
	(in thousands of euros)							
Europe (excluding UK)	2,623	11,974	2,220	16,817	2,530	11,546	2,139	16,215
United Kingdom	3,246	377	151	3,774	2,315	269	108	2,692
Asia — Pacific — Africa	65	16	—	81	108	27	—	135
Total	5,934	12,367	2,371	20,672	4,953	11,842	2,247	19,042

(1) Property, cash and other

3.14 Provisions

3.14.1 Movements

	1 January 2004	Movements during the year: Charges	Discounting	Reversals: Used	Reversals: Releases	Exchange differences	Other movements	31 December 2004
				(in thousands of euros)				
Business and operating risks	5,517	232	—	(1,036)	(66)	—	—	4,647
Legal risks	9,502	1,906	—	(1,218)	(4,652)	67	—	5,605
Restructuring	—	2,991	—	—	—	(75)	—	2,916
Interest rate risk	1,616	—	—	(1,081)	—	—	—	535
Other	975	6	—	(103)	(729)	—	—	149
Total	17,610	5,135	—	(3,438)	(5,447)	(8)	—	13,852
current	841	3,887	—	(377)	(146)	(75)	—	4,130
non-current	16,769	1,248	—	(3,061)	(5,301)	67	—	9,722

At 31 December 2004, provisions comprised:

- ***Business and operating risks***

  — €1.3 million for losses on termination of an exclusive licence to develop and distribute a product from the Group's research portfolio, pursuant to a partnership agreement signed in 2003;

  — €3.3 million for costs that the Group might have to pay to resolve various commercial disputes, each one being limited in impact.

- ***Legal risks***

  — €2.0 million for the risk of tax reassessment in the Group's various subsidiaries;

  — €2.0 million for additional taxes which the Group may have to pay;

  — €1.2 million for costs that the Group may incur with respect to industrial tribunal disputes;

  — €0.4 million for other legal risks.

- ***Restructuring costs***

  — €1.4 million in restructuring costs connected with discontinuation of Hyate:C®;

  — €1.5 million for costs connected with the Spanish redundancy plan (see note 5.4).

- ***Interest rate risk***

  This provision covers unrealised losses on financial instruments held by the Group which are in addition to its interest rate hedging requirements (see note 3.15.4)

	Charges	Releases	Net impact
	(in thousands of euros)		
Operating income	5,135	(4,718)	417
Other financial income and expenses	—	(729)	(729)
Net profit	5,135	(5,447)	(312)

3.15 Bank loans and financial liabilities

3.15.1 Movements

	1 January 2004	Additions	Repayments	Net change in short-term debt	Net change in interest	Movements	Change in the scope of consolidation	Exchange differences	31 December 2004
		(A)	(B)	(C)	(D)	(E)	(F)	(G)	
					(in thousands of euros)				
Bank loans	130,505	81,695	(40,657)	—	—	—	—	(530)	171,013
Other financial liabilities	23,512	657	—	—	282	(1,354)	—	(4)	23,093
Non-current	154,017	82,352	(40,657)	—	282	(1,354)	—	(534)	194,106
Bank loans	957	—	—	(322)	—	—	—	13	648
Other financial liabilities	2,871	—	(6,394)	—	820	(426)	6,140	205	3,216
Current	3,828	—	(6,394)	(322)	820	(426)	6,140	218	3,864
Total	157,845	82,352	(47,051)	(322)	1,102	(1,780)	6,140	(316)	197,970

In 1998, Ipsen S.A. took out a structured loan with a syndicate of banks led by Société Générale, composed of two separate facilities:

— A seven-year repayment facility for an initial amount of €346.5 million;

— An eight-year bullet facility for €107.8 million.

The Group secured refinancing for this structured loan in November 2003 and paid down the entire outstanding balance, which amounted to €231.4 million, on 17 December 2003. Since then, Ipsen S.A. and its subsidiaries have had the use of credit facilities arranged by its parent company Mayroy S.A. with various banks. These credit facilities comprise four separate five-year credit lines initially totalling €315 million. The credit lines are multi-currency and multi-borrower and can be used in the form of short-term drawdowns from 1 to 12 months at the borrower's initiative, to adapt the Group's borrowings to its cash profile. Mayroy S.A. is required to guarantee drawdowns made by its subsidiaries. The total amounts drawn down must at all times remain below the following maximum limits, which decrease over time:

17/12/2004	€275.6 million
17/12/2005	€236.2 million
17/12/2006	€196.9 million
17/12/2007	€157.5 million
17/12/2008	—

At 31 December 2004, a total of €171.0 million was drawn down on the credit lines.

3.15.2 Breakdown by maturity

The credit lines put in place as part of the refinancing can be utilised in the form of drawdowns of 1 to 12 months. Total drawdowns must comply with the maximum limits set out in note 3.15.1.

3.15.3 Collateral

At 31 December 2004, the Group had not granted any interest in collateral against its borrowings.

3.15.4 Interest rate hedging

On 17 December 2003, Ipsen S.A. paid down the remaining €231.4 million of its syndicated loan through a mix of cash and a €100.0 million drawdown on its new bilateral credit lines.

In 1998, the interest rate risk on the floating rate syndicated loan was partially hedged through floating to fixed-rate swaps maturing in 2006. The hedges were left in place following the refinancing, and no new hedges were put in place in 2004. The following table shows movements in the swaps over future periods.

(in thousands of euros) Year	Hedges				
	Simple	Semi-fixed	Sub-total	Surplus swaps	Total
2005	30,490	15,245	45,735	30,490	76,225
2006	—	15,245	15,245	—	15,245

The average fixed interest rate obtained through the simple swaps is 3.97% for 2005. The semi-fixed swap gives a rate of 3.94% or 4.35% if Euribor is higher than that.

The market value of the swaps at 31 December 2004 was €(1.46) million, which represents the amount the Group would have to pay on the reporting date to close out the swaps, taking into account unrealised losses. However, the market value is likely to fluctuate in the future in line with trends in interest rates.

Following the refinancing in late 2003, the amount of swaps at 31 December 2003 was €53.3 million more than the amount of the euro-denominated credit lines. This surplus does not qualify as an interest rate hedge. At the end of December 2004, the surplus amounted to €30.5 million. The Group recognised a €0.5 million provision at the end of 2004 to cover unrealised losses on the surplus swaps. In 2003, a provision of €1.6 million was recognised.

3.15.5 Breakdown by currency

The Group's financial liabilities by currency break down as follows:

	31 December 2004			1 January 2004		
	Closing rate	Amount (in thousands of euros)	%	Closing rate	Amount (in thousands of euros)	%
Euro	—	166,425	84.07	—	114,125	72.30
Pound sterling	0.70505	30,895	15.61	0.7048	42,763	27.10
Chinese yuan renminbi	11.27340	—	—	10.4535	957	0.60
Swiss franc	1.54290	650	0.32	—	—	—
Total		197,970	100.00		157,845	100.00

3.16 Other current liabilities

	31 December 2004	1 January 2004
	(in thousands of euros)	
VAT payable	1,493	1,376
Other current tax liabilities	9,659	7,958
Employee-related liabilities	39,732	36,879
Amounts due to fixed asset suppliers	17,644	8,788
Other liabilities	14,370	16,931
Deferred income	9,583	13,634
Total	92,481	85,566

4. Segment reporting

Segment reporting is based on the Group's internal organisation structure which reflects the various levels of risks and rewards to which it is exposed.

Geographical area is the basis on which the Group reports its primary segment information, as defined by IAS 14. The breakdown used is as follows:

- Major western European countries: France, Italy, Spain, United Kingdom and Germany.
- Rest of Europe: all other countries in western and eastern Europe.
- Rest of the world: all countries outside Europe.

The Group's business activities all fall within the same area, that is research, development, manufacture and sale of pharmaceutical products for human healthcare. It also sells the active ingredients and raw materials used in its pharmaceutical products and provides research and development services in human healthcare.

Accordingly, the Group does not produce secondary segment information.

4.1 Operating income by geographical area

	31 December 2004				
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Total
	(in thousands of euros)				
Total revenue	524,706	131,587	96,280	42,663	795,236
Operating income	195,943	49,124	20,151	(138,400)	126,818

Within total revenue, only sales of goods and co-promotion income have been allocated. Other revenue (see note 5.1.2) has not been allocated as it does not lend itself to this type of analysis.

Unallocated operating income includes expenses and income that is not attributable to a specific geographical area, principally other operating income and expenses, most research and development expenses, and unattributable Group expenses.

4.2 Balance sheet items by geographical area

	31 December 2004				
	Major western European countries	Rest of Europe	Rest of the world	Eliminations	Total
	(in thousands of euros)				
Property, plant and equipment	122,809	4,035	25,942	—	152,786
Inventories	51,251	9,028	4,808	—	65,087
Trade receivables	145,663	22,225	7,339	(14,993)	160,234
Total segment assets	319,723	35,288	38,089	(14,993)	378,107
Trade payables	99,739	9,210	5,987	(14,993)	99,944
Total segment liabilities	99,739	9,210	5,987	(14,993)	99,944

4.3 Other information

	31 December 2004					
	Major western European countries	Rest of Europe	Rest of the world	Unallocated	Eliminations	Total
	(in thousands of euros)					
Capital expenditures	(23,098)	(937)	(12,244)	(13,307)	—	(49,586)
Depreciation, amortisation and provision charges	18,042	1,375	1,925	3,164	—	24,506
Impairment losses	—	—	—	10,757	—	10,757
Cost of stock options	—	—	—	2,247	—	2,247

5. Notes to the income statement

5.1 Revenue

5.1.1 Sales by geographical area

	31 December 2004	
	Amount	%
	(in thousands of euros)	
Major western European countries	512,812	69.27
Rest of Europe	131,183	17.72
Rest of the world	96,280	13.01
Total	740,275	100.00

5.1.2 Other revenue

	31 December 2004
	(in thousands of euros)
Royalties received	24,881
Milestone payments received	11,322
Research and development expenses billed back to partners	6,460
Co-promotion income	12,298
Total	54,961

5.2 Personnel costs

The following table shows a breakdown of personnel costs, which are split in the income statement between the cost of goods sold, selling, general and administrative expenses and research and development expenses.

	31 December 2004
	(in thousands of euros)
Wages and salaries	(137,230)
Social security charges and payroll taxes	(54,586)
Sub-total	(191,816)
Pension plan expenses (see note 3.13.2.4)	(1,559)
Stock option expenses (see note 3.12.3.3)	(2,247)
Sub-total excluding employee profit-sharing	(195,662)
Employee profit-sharing	(8,874)
Total	(204,496)

The average rate of employer social security contributions was 39.8% of gross payroll in 2004.

The Group's French subsidiaries have an employee profit-sharing agreement as required by law. Employees may invest their entitlement either in an interest-bearing savings account with the company or in an employee share ownership plan managed by an investment company.

5.3 Depreciation, amortisation, provisions and impairment losses

5.3.1 Net charges for depreciation, amortisation, provisions and impairment losses recognised as operating expenses

	31 December 2004
	(in thousands of euros)
Intangible assets	(2,831)
Property, plant and equipment	(22,944)
Total non-current assets (see note 5.3.2)	(25,775)
Retirement benefit obligation	(670)
Provisions	1,939
Total charge excluding current assets	(24,506)
Inventories	150
Trade receivables and other current assets	(381)
Total current assets	(231)
Total	(24,737)
Goodwill impairment losses	(10,757)
Total	(35,494)

5.3.2 Breakdown of net charge to depreciation, amortisation and impairment losses on non-current assets

	31 December 2004
	(in thousands of euros)
Cost of goods sold	(12,226)
Research and development expenses	(5,857)
Selling expenses	(4,247)
General expenses	(3,445)
Total	(25,775)

5.4 Restructuring costs

Restructuring costs at 31 December 2004 (see note 1.1.2.1) comprise the cost of discontinuing Hyate:C® production (€8.8 million, including €1.4 million in provisions) and the cost of restructuring the Spanish subsidiary (€2.0 million including €1.5 million in provisions).

5.5 Income tax

	31 December 2004
	(in thousands of euros)
Current taxes	(44,844)
Tax credits	4,149
Deferred taxes	359
Tax expenses	(40,337)

The following table shows a reconciliation between the effective tax charge and the theoretical charge based on net profit for the year before taxation and goodwill amortisation, taxed at the standard French rate of 35.43% in 2004.

	31 December 2004 (in thousands of euros)
Pre-tax profit	128,486
Theoretical tax expenses	(45,528)
Increase/decrease in the tax expenses arising from:	
Permanent differences	(2,090)
Tax credits	4,149
Non-recognition of tax effect of certain losses arising during the year	(237)
Utilisation of tax losses not recognised as deferred tax assets	3,369
Effective tax expenses	(40,337)

Deferred tax assets have not been recognised in respect of certain losses arising during the year (see note 3.7), mainly with respect to Ipsen Scandinavia A/S.

Note 3.7 above provides additional information on the Group's tax losses carried forward at the end of 2004 in various countries, the potential tax benefits that would arise in the future if the Group were to generate sufficient taxable profits in those countries to set off the losses, and the arguments justifying the decision not to recognise the losses as deferred tax assets in the consolidated balance sheet.

5.6 Discontinued operations

As required by IFRS 5, income statement items connected with the disposal of Dynport L.L.C. have been recognised as discontinued operations in a net amount of K€11,943, broken down as follows:

Gains on the disposal	K€12,494
Cost of restructuring caused by the disposal	K€ (1,784)
Profit of the company prior to disposal	K€ 1,233
Total	K€11,943

Dynport L.L.C. was sold at the beginning of June 2004.

The following table shows the main income statement items that would have been affected had the income and expenses generated by Dynport L.L.C. from 1 January to 31 May 2004 not been presented as a separate line item.

	31 May 2004 (in thousands of euros)
Sales	8,499
Cost of goods sold	(5,720)
Gross profit	2,779
Selling, general and administrative expenses	(1,576)
Research and development expenses	—
Other operating income and expenses	—
Operating income	1,203
Net financial income	30
Exceptional items	—
Income tax	—
Net profit	1,233

5.7 Basic earnings per share

Basic earnings per share is calculated on the weighted average number of shares outstanding during the year (see note 2.30).

		31 December 2004
Net profit attributable to equity holders of the parent *(in thousands of euros)*	(a)	83,001
Average number of €15.25 par value shares outstanding during the year[(1)]	(b)	29,302,500
Basic earnings per share (€)	(a)/(b)	2.83

(1) The number of shares outstanding did not change between 1 January 2004 and 31 December 2004.

The stock options described in note 3.12.3 are convertible into Mayroy S.A. shares, Ipsen S.A.'s parent company. Consequently, they have no dilutive effect on Group earnings. There are no other dilutive potential shares and therefore diluted earnings per share is the same as basic earnings per share, i.e. €2.83.

6. Notes to the statement of cash flows

6.1 Depreciation, amortisation and impairment losses

The following table shows the amount of amortisation, depreciation and impairment losses added back to determine gross cash flow from operations.

	31 December 2004 (in thousands of euros)
Operating — excluding current assets (see note 5.3.1)	24,506
Financial	(241)
Total	24,265

Operating amortisation, depreciation and impairment losses relating to current assets (net charge of K€231) are shown as changes in working capital and calculated on the basis of net book values.

6.2 Goodwill impairment

Impairment losses recognised during the year concerned Sterix Ltd. (see note 3.1.2).

6.3 Net gains or losses on disposal of non-current assets

	31 December 2004 (in thousands of euros)
Capital gains or losses on disposal of intangible assets	83
Capital gains or losses on disposal of property, plant & equipment	(147)
Capital gains or losses on disposal of equity investments (see note 5.6)	(12,494)
Total	(12,558)

6.4 Breakdown of working capital items

	1 January 2004	Operating activity related working capital changes (A)	Investing activity related working capital changes (B)	Financing activity related working capital changes (C)	Change in the scope of consolidation	Exchange differences	Other movements	31 December 2004
		Movements during the year						
		(in thousands of euros)						
Inventories	60,635	4,556	—	—	—	(104)	—	65,087
Trade receivables	140,304	25,060	—	—	(5,181)	84	(33)	160,234
Trade payables	(90,512)	(9,969)	—	—	286	168	83	(99,944)
Current tax assets	4,107	(2,850)	—	—	460	(7)	—	1,710
Current tax liabilities	(14,531)	6,129	—	—	306	17	—	(8,079)
Other current assets	29,787	141	(3)	14,527	277	(58)	—	44,671
Other current liabilities	(85,566)	3,583	(8,885)	(677)	655	331	(1,922)	(92,481)
Interest on other financial liabilities[1]	(2,408)	—	—	(1,102)	—	27	407	(3,076)
Total	41,816	26,650	(8,888)	12,748	(3,197)	458	(1,465)	68,122

(1) The change in interest on other financial liabilities is shown in note 3.15.1 (D) (movements in bank loans and other financial liabilities).

6.5 Acquisition of non-current assets

	31 December 2004
	(in thousands of euros)
Intangible assets	(12,057)
Property, plant and equipment	(36,279)
Total	(48,336)

Information on acquisitions of intangible assets and property, plant & equipment is given in notes 3.3.1 and 3.4.1 respectively.

6.6 Impact of changes in the scope of consolidation

	Acquisitions	Disposals	Net
	31 December 2004		
	(in thousands of euros)		
Acquisition of Sterix Ltd			
Purchase price	(4,190)		
Cash and cash equivalents acquired	966		
Impact of acquisitions (a)	(3,224)		(3,224)
Disposal of Dynport LLC			
Sale price		16,451	
Cash and cash equivalents sold		(1,692)	
Impact of disposals (b)		14,759	14,759
Impact of changes in the scope of consolidation (a+b)			11,535

6.7 Net cash and cash equivalents

6.7.1 Net cash and cash equivalents at the beginning of the year

	Consolidated balance sheet at 1 January 2004
	(in thousands of euros)
Cash and cash equivalents — **assets**	35,610
Bank overdrafts — **liabilities**	(2,776)
Net cash and cash equivalents at the beginning of the year	32,834

6.7.2 Net cash and cash equivalents at the end of the year

	Consolidated balance sheet at 31 December 2004
	(in thousands of euros)
Cash and cash equivalents — **assets**	19,299
Bank overdrafts — **liabilities**	(1,557)
Net cash and cash equivalents at the end of the year	17,742

7. Other information

7.1 Employees

The Group had 3,597 employees at the end of 2004. The average number of employees (calculated on the basis of the average at each calendar quarter end) was 3,633 in 2004.

The following table shows movements in the number of employees by function in 2004.

Function	31 December 2004	1 January 2004
Sales	1,514	1,513
Production	936	1,010
Research and development	637	604
Administration	510	516
Total	3,597	3,643

The following table shows a geographical breakdown of employees at 31 December 2004.

Geographical area	31 December 2004	1 January 2004
Major western European countries	2,566	2,559
Rest of Europe	426	411
Rest of the world	605	673
Total	3,597	3,643

7.2 Pension and other similar commitments to directors

At 31 December 2004, there were no commitments (other than those included in the retirement benefit obligation) in respect of pensions or similar benefits for current or former members of Ipsen's board of directors.

7.3 Commitments and contingent liabilities

7.3.1 Acquisitions

On 31 December 2003, the Group entered into a conditional agreement to increase its holding in Spirogen to 17.10%. The acquisition took place in February 2004. The Group also has an option to increase its holding in Spirogen to 19.99% expiring on 31 December 2006.

At 31 December 2004, the Group had no commitments to non-consolidated affiliated companies that could render the financial statements presented herein misleading.

7.3.2 Operating commitments

As part of its business, and particularly its strategic development activities which involve seeking new partnerships, the Group regularly enters into agreements that can lead to future financial commitments contingent upon the occurrence of certain events. The main agreements in existence at 31 December 2004 were:

— As part of a development programme for recombinant proteins used in haematology, the Group has undertaken to make fixed payments over a period of several years contingent upon the achievement of various development milestones. If the development program is completed, milestone payments will total $8.2 million. Royalty payments, with minimum limits, will also be payable once the products are put on the market.

— Following the acquisition of an anticancer agent, the Group undertook to make payments contingent upon the achievement of clinical development and regulatory approval milestones. The maximum potential payments are €32.8 million. The Group will also pay royalties once the products are put on the market.

— Under a distribution agreement in endocrinology, the Group has undertaken to make additional milestone payments principally contingent upon product registration and/or marketing approval in the countries covered by the agreement, plus a portion based on changes in the product supply prices proposed by the partner. The maximum potential payments are $8.2 million. The Group will also pay royalties on future sales.

7.3.3 General risks

— All of the Group's French companies that meet the legal requirements have elected to receive group tax relief. This system provides for various penalty provisions when entities leave the tax group, mentioned here for information purposes.

— Foreign currency cash flow hedges were not material at the year end.

— Unmatured discounted bills were not material at the year end.

— Counterparty risk:
The Group has a policy of diversifying its counterparties to avoid the risk of over-concentration. It controls the credit risk arising from financial instruments by dealing only with first-class counterparties.

— Country risk:
The Group's exposure to country risk is limited by the geographical breakdown of its sales and by its commercial policy.

7.3.4 Commitments to customers

When the Group sold its speciality chemicals business in 2001, it undertook to source certain active ingredients from the sold company for an agreed term and volumes. The undertaking was initially valid for six years and has two years to run from 31 December 2004. The commitment is expressed in terms of value added and also defines minimum volumes which decline over time. The commitment amounts to €7.6 million for 2005 and €6.9 million for 2006.

7.3.5 Other commitments

— Capital expenditures

The Group's capital expenditures commitments at 31 December 2004 amounted to €9.8 million, broken down as follows:

Type of asset	Payment date		
	2005	2006	Beyond
	(€ millions)		
Industrial assets	8.2	0.1	—
Research and development assets	1.2	—	—
Other assets	0.3	—	—
Total	9.7	0.1	—

— Rental agreements

Total future rent payments under existing property leases amounted to €25.5 million at 31 December 2004, payable as follows:

— Within 1 year	€ 5.5 million
— 1 to 5 years	€12.0 million
— Over 5 years	€ 8.0 million

Commitments under other rental agreements were not material at 31 December 2004.

— Risk of acceleration of borrowings

The Group's exposure to this risk is described in note 3.15.1.

At 31 December 2004, there were no other commitments and no potential liabilities (other than those covered by provisions for risks) which are likely to have a material impact on assessment of the consolidated financial statements.

7.4 Information on joint venture companies

7.4.1 Balance sheet at 31 December 2004

	Non-current assets	Current assets	Non-current liabilities	Current liabilities
		(in thousands of euros)		
Garnay Inc.	1,102	1,847	—	79
Linnea S.A.	2,055	8,406	717	4,465
Saint-Jean d'Illac	2,931	225	120	2,631
Wallingstown Company Ltd	123	92	1	8
Total	6,211	10,570	838	7,183

7.4.2 Income statement for the year ended 31 December 2004

	Sales	Expenses	Share of income
		(in thousands of euros)	
Garnay Inc.	1,284	(808)	411
Linnea S.A.	9,057	(8,438)	220
Saint-Jean d'Illac	1,045	(1,048)	195
Wallingstown Company Ltd	—	67	64
Total	11,386	(10,227)	890

7.5 Information on related parties

7.5.1 Executive officers' emoluments

Emoluments paid to executive officers in 2004 amounted to K€3,601, including K€909 paid by Mayroy, Ipsen S.A.'s parent company.

7.5.2 Transactions with related parties

7.5.2.1 Income statement items at 31 December 2004

	Income	Expense	Charge to provisions and losses on irrecoverable loans
		(in thousands of euros)	
Parent company	145	9,384	—
Non-consolidated subsidiaries[1]	nm	nm	1,095
Joint ventures	297	307	—
Companies over which the Group's executive officers exercise significant influence[2]	—	1,156	—
Total	441	10,847	1,095

(1) Amounts not material

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

7.5.2.2 Balance sheet items at 31 December 2004

	Loans / receivables	Trade receivables	Bank loans	Trade payables
		(in thousands of euros)		
Parent company	—	145	12,852	4,205
Non-consolidated subsidiaries[1]	nm	nm	nm	nm
Joint ventures	—	—	2,061	18
Companies over which the Group's executive officers exercise significant influence[2]	—	—	—	346
Total, gross	—	145	14,913	4,569
Less provisions for doubtful debts	—	—	—	—
Total, net	—	145	14,913	4,569

(1) Amounts not material

(2) Rents due by certain Group companies to property companies belonging to certain executive officers of the Group.

7.5.2.3 Off-balance sheet commitments

These comprise rent commitments to companies over which executive officers of the Group exercise significant influence. The total amount of future rent payments due in respect of rented premises amounts to €2.4 million.

7.6 Subsequent events

— On 25 January 2005, the Group signed a preliminary agreement granting its partner Inamed distribution rights over the Group's Botulinum Toxin Type A for use in cosmetic dermatology. Inamed currently has exclusive rights to gain regulatory approval and market the product under the brand name Reloxin® in the United States, Canada and Japan. Once the final agreement has been signed in the second half of 2005, Inamed's distribution rights will be extended to new international markets, principally in Europe. On signature of the final agreement, Inamed will pay the Group a fixed, non-reimbursable amount, together with milestone payments based on gaining regulatory approval in the five main European countries. The preliminary agreement also requires Inamed to pay royalties on future sales. On the day the preliminary agreement was signed, the Group received the sum of €2 million.

— On 10 May 2005, the Group signed an agreement with subsidiaries of the F. Hoffmann-La Roche Ltd. Group (''Roche'') terminating their agreement of 13 December 2002 for the joint development of Diflomotécan® and BN 80927, two anticancer candidates in the Group's research portfolio. Under the agreement, Roche paid the Group a fixed amount and transferred the intellectual property rights it held over the products to the Group. The Group and Roche also agreed that should the Group subsequently grant rights over the two products to another party, it will pay Roche a fixed amount which decreases over time.

The same day, the Group signed a settlement with Roche terminating the licence agreement and their dispute regarding the calculation of royalties due by the Group on sales of Decapeptyl® in certain territories. As part of the settlement, the Group paid Roche a fixed amount in respect of royalties claimed by Roche on the Group's sales prior to 31 December 2004. In exchange, Roche agreed not to claim any further royalties for Decapeptyl® sales made after that date.

— On 17 February 2005, the Board of Directors of Mayroy S.A. (formerly Ipsen S.A.), parent company of Ipsen S.A. (formerly Beaufour Ipsen S.A.S.), approved a restructuring operation that would result in the transfer, either directly or indirectly, of all its assets to its subsidiary Ipsen S.A.

The restructuring took place in June 2005 and Mayroy S.A. transferred the following assets to Ipsen S.A.:

— 100.0% of the share capital and voting rights of Ipsen Farmaceutica B.V., Netherlands.

— 46.59% of the share capital and voting rights of Ipsen Ltd, United Kingdom, in which S.C.R.A.S. directly held 53.41% of the share capital and voting rights.

— 49.71% of the share capital and voting rights of Biomeasure Inc., United States, in which S.C.R.A.S. directly held 50.29% of the share capital and voting rights.

— The Ipsen brands, logos and trademarks.

These assets and holdings were transferred to Ipsen S.A. using the procedure described in article L.225-147 of the *Code de Commerce.*

Simultaneously with the asset transfer, Mayroy S.A. subscribed to a new share issue for cash made by Ipsen S.A. in the amount of €66,000,008.10 in order to transfer the bulk of the cash balance held by Mayroy S.A. to Ipsen S.A.

Following this restructuring, Ipsen S.A. holds all the Ipsen Group's operating assets and equity interests while Mayroy S.A. holds 100% of Ipsen S.A.'s share capital and voting rights.

No other event has occurred between the reporting date and the date on which the financial statements were approved by the Board of Directors that might have a material impact on Ipsen S.A.'s consolidated financial statements or warrant disclosure in these notes.

Annex A

SUMMARY OF SOME DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (''IFRS'') AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (''US GAAP'')

Under European regulation 1606/2002 dated July 19, 2002, Ipsen (also referred to as the ''Company'') is required to prepare its consolidated financial statements starting from the year ended December 31, 2005 in accordance with international accounting standards approved by the European Union for application at that date (international accounting standards include both International Financial Reporting Standards (''IFRS'') and International Accounting Standards (''IAS'')).

For comparative financial statements purposes and in compliance with the French stock market regulator recommendation on financial communications during the transition period, the Company has prepared financial information for 2004 on the transition to IAS/IFRS standards, the ''Consolidated Financial Statements at December 31, 2004 prepared for the transition to IAS/IFRS'', included in the Offering Circular which have been prepared in accordance with Note 1.2 of the ''Consolidated Financial Statements at December 31, 2004 prepared for the transition to IAS/IFRS'' on the basis of the IFRS standards and interpretations published and applicable at December 31, 2005.

Further, the consolidated financial statements of the Company for the six-month period ended June 30, 2005 have been prepared in accordance with Note 2 of the June 30, 2005 Consolidated half-year Financial Statements (included in the Offering Circular) on the basis of the IFRS standards and interpretations that the Company expects to apply when preparing its consolidated financial statements for the year ended December 31, 2005.

Some differences exist between IFRS and generally accepted accounting principles in the United States of America (''US GAAP'') that may be material to the Consolidated Financial Statements at December 31, 2004 prepared for the transition to IAS/IFRS and to the consolidated financial statements of the Company for the six-month period ended June 30, 2005. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and US GAAP, and how those differences might affect the Consolidated Financial Statements at December 31, 2004 prepared for the transition to IAS/IFRS and Note 2 of the June 30, 2005 Consolidated half-year Financial Statements.

The discussion below qualitatively summarizes certain differences between IFRS and US GAAP, following a limited analysis of both sets of principles. These differences were identified as potentially having an impact on the measurement of consolidated Net income and consolidated equity (Group Share) on the basis of the IFRS standards and interpretations whose application is mandatory at December 31, 2005 in their current release. The Company has not quantified these differences, nor undertaken a reconciliation of its June 30, 2005 Consolidated Half-Year Financial Statements or its ''Consolidated Financial Statements at December 31, 2004 prepared for the transition to IAS/IFRS'' to US GAAP. Had the Company undertaken any such quantification or reconciliation, other potentially significant accounting and disclosure differences may have come to its attention, which are not identified below. Accordingly, there can be no assurance that these are the only differences in accounting principles that would have an impact on consolidated Net income and consolidated Equity (Group Share).

There may also be significant differences between the presentation of consolidated financial statements and the footnote disclosure thereto in comparison to what would be required under US GAAP. These differences have not been addressed in the discussion below.

This summary is not intended, does not include and cannot cover the pro forma financial information presented in the Offering Circular.

Exceptions and Exemptions under IFRS 1 First Time Adoption

When financial statements are prepared for the first time under US GAAP for the purpose of an initial public offering, all periods presented should reflect the retrospective application of US GAAP as if the reporting entity had always been reporting in accordance with US GAAP.

In contrast, pursuant to IFRS 1 *First-time Adoption of International Financial Reporting Standards*, IFRS effective as of the reporting date (i.e. the end of the latest period covered by financial statements or by an interim financial report) should be reflected retrospectively in its opening balance sheet as of the date of transition to IFRS (i.e. January 1, 2004 for the Company) throughout all periods presented in its first IFRS financial statements, except for certain mandatory exceptions and optional exemptions.

Under IFRS 1, the Company elected to use the following exemptions that create on going differences with US GAAP:

- business combinations prior to January 1, 2004 are not restated in the opening balance sheet under IFRS while under US GAAP all business combinations should be restated thus creating differences in the carrying value of acquired assets and liabilities and related goodwill that will in turn affect future gains and losses on assets and liabilities, depreciation charges and impairment charges;
- actuarial gains an losses on employee benefits previously unrecognized under the ''corridor approach'' have been recognized in the balance sheet at 1 January 2004 in the provision for post-employment benefits and the corresponding adjustment has been taken to equity while under US GAAP such actuarial gains and losses would have been recorded and amortized under the corridor approach.

With respect to accounting for financial instruments, the Company has further elected under IFRS 1 to use the exemption from the requirement to restate comparative information for IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* (''IAS 39'') and consequently financial instruments are accounted for under French GAAP in the 2004 financial statements for the transition to IAS/IFRS.

Under US GAAP, Statement of Financial Accounting Standard (''SFAS'') No. 133 *Accounting for Derivative Instruments and Hedging Activities* (''SFAS 133'') and other US GAAP literature addressing accounting for financial instruments would have been applied retrospectively for all periods presented as discussed above in connection with the first time adoption of US GAAP.

As a consequence, with respect to accounting for financial instruments in 2004, the GAAP differences between US GAAP and the Consolidated Financial Statements at December 31, 2004 prepared for the transition to IAS/IFRS are described in the ''Accounting for financial instruments, derivatives and hedging activities'' section of the Summary of Significant Differences between Generally Accepted Accounting Principles in France and in the United States.

Accounting for Goodwill Recognized in a Business Combination

Under IFRS 3 *Business Combinations,* goodwill is no longer amortized from January 1, 2004 and the opening balance sheet as of the date of transition to IFRS reflects the accumulated depreciation of goodwill based on former French GAAP accounting policies (Under French GAAP, goodwill used to be amortized over a reasonable basis which reflects the estimates and assumptions made and documented at the time of acquisition — see above for ''Summary of Significant Differences between Generally Accepted Accounting Principles in France and in the United States'').

Under US GAAP, prior to the adoption in June 2001 of SFAS No. 141 *Business Combinations* and SFAS No. 142 *Goodwill and Intangible Assets* (''SFAS 142''), all acquired identifiable intangible assets and goodwill were required to be amortized over a period not to exceed forty years. SFAS No. 142 discontinued the amortization of goodwill and intangible assets with indefinite useful life arising from business combinations initiated after June 30, 2001 and from January 1, 2002 for other business combinations and requires assessment of potential impairment on a yearly basis or when certain events occur.

Accounting for In-process Research and Development Recognized in a Business Combination

Under IFRS 3, in-process research and development (''IPR&D'') is recognized as an asset separately from goodwill if it meets the definition of an intangible asset i.e. (i) the asset meets the identifiably criterion and (ii) its fair value can be measured reliably.

Under US GAAP, costs that are assigned to acquired intangible assets to be used in particular research and development project and that have no alternative future use should be charged to expense at the acquisition date.

Impairment of Goodwill, Intangible Assets Other than Goodwill and Other Long-lived Assets

Under IAS 36 *Impairment of Assets* (''IAS 36''), impairment is recognized to the extent the carrying value of the assets, including intangible assets with an indefinite useful life, or of the cash generating unit to which goodwill has been allocated together with other assets exceeds its recoverable amount. A cash generating unit is defined as the smallest group of assets that includes the asset tested for impairment and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or of a cash generating unit is the higher of its fair value less cost to sell, defined as the amount obtainable from the sale of the asset or cash-generating unit in an arm's length transaction between knowledgeable willing parties, less the costs of disposal, and its value in use, defined as the present value of the future cash flows expected to be derived from the asset or cash-generating unit. The impairment loss relating to a cash generating unit, if any, is recognized first to reduce the carrying amount of goodwill allocated to the cash-generating unit and second to the other assets of the cash generating unit pro rata on the basis of the carrying amount of each asset in the cash-generating unit (without reducing the carrying amount of an asset below the highest of its fair value less cost to sell, if determinable, or its value in use, if determinable, and zero).

Under IAS 36, if intangible assets, including intangible assets with an indefinite useful life, or other property, plant and equipment that are held for use do not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets, such intangible assets or property, plant and equipment are tested for impairment as part of the cash-generating unit to which they belong.

Under IAS 36, an impairment charge of an asset other than goodwill is reversed if, and only if, there has been an increase in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

Under SFAS 142, goodwill should be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill is tested for impairment at the reporting unit level. Accordingly, goodwill, together with all assets and liabilities which are to be considered for purpose of determining the fair value of the reporting unit, should be assigned to reporting units defined as either operating segments or one level below an operating segment (''components'') depending on whether a component constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results of that component unless such component has similar economic characteristics with other components. Components with similar economic characteristics should be aggregated into one reporting unit.

The carrying value of each reporting unit is then compared to its fair value in order to determine whether this reporting unit has been impaired. For each reporting unit the carrying amount of which exceeds its fair value, goodwill impairment if any is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities, including the value of any unrecognized intangible assets, in a manner similar to a purchase accounting. This allocation results in an implied fair value of goodwill. Any excess of the carrying amount of recorded goodwill over the implied fair value of goodwill is recorded as a definitive write-off of the carrying value of goodwill.

Under SFAS 142, intangible assets with an indefinite useful life are required to be tested for impairment separately from goodwill. Indefinite life intangibles are required to be tested at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess, as a definitive write-off of the carrying amount of the intangible asset.

Under SFAS No. 144 *Accounting for the impairment or Disposal of Long-Lived Assets*, intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) that are held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying value might not be recoverable. For purposes of recognition and measurement of impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Then the carrying value of the asset/group of assets is compared to the sum of the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal. If the carrying value of the asset/group of assets exceeds the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal, the asset (group) is not recoverable and an impairment loss is recognized equal to the excess of the carrying value of the asset/group over its fair value as a definitive write-off of the carrying value of the asset.

Fair value is measured based on quoted market prices in an active market, or absent such quoted market prices, prices for similar assets and the results of using other valuation techniques such as the present value of estimates of future cash flows to be generated by the asset/group of assets incorporating assumptions that marketplace participants would use in their estimates of such fair value.

Revenue Recognition

General principles under IAS 18 *Revenue,* are consistent with US GAAP, but IFRSs contain limited detailed or industry-specific guidance.

Under US GAAP, there are a number of different prescriptive rules from different sources addressing industry-specific or specific transactions issues on a case-by-case basis, which, subject to detailed analysis, may give rise to differences.

Accounting for Minority Interests

Under IFRS, minority interests are recorded as a separate caption in shareholders' equity.

Under US GAAP, minority interests are classified within liabilities and excluded from shareholders' equity.

Accounting for Retirement, Pensions and Other Post-retirement Employee Benefits

Under IAS 19 *Employee Benefits*, there is no requirement to record a minimum retirement or pension liability based on the accumulated benefit obligation.

Under US GAAP, SFAS No. 87 *Employers' Accounting for Pensions* requires the recognition of a minimum liability on the basis of the accumulated benefit obligation, i.e. the actuarial present value of the benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past but not future compensation benefits, when the accumulated benefit obligation is greater than the fair value of the plan assets. The amount of the minimum liability to be recognized is the unfunded accumulated pension liability against an intangible asset to the extent of the amount, if any, of unrecognized prior service cost and for the excess, if any, through other comprehensive income (in shareholders' equity). Subject to further analysis, an additional liability may need to be recognized with respect to certain retirement or pension benefits of the Company.

Share-based Payment

Accounting for stock option plans under IFRS, in accordance with IFRS 2 *Share-Based Payment* (''IFRS 2''), leads to recognition of a compensation expense. Equity-settled share based payments such as stock options plans are measured at fair value. Fair value is determined at the date of grant using a Black & Scholes valuation model. Only options granted after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options do not lead to recognition of a compensation expense as the Company could not apply IFRS 2 retrospectively.

Under US GAAP, the Company has the option of accounting for stock options grants using the recognition and measurement principles of:

- APB Opinion No. 25 *Accounting For Stock Issued To Employees* (''APB 25'') that provides recognition of compensation cost in net income based on the intrinsic value of the stock options granted;

- SFAS No. 123 *Accounting for Stock-Based Compensation* (''SFAS 123'') that provides recognition of compensation cost in net income based on the fair value at the date of grant.

Under the intrinsic value method of APB 25, compensation expense is measure as the difference between the market value or best evidence of market value of the shares and the exercise price of the options at the measurement date. Alternatively, under SFAS 123, compensation expense may be based on the fair value of the stock options granted to the employee. The fair value of the options would be determined using an option-pricing model. Under either method, compensation expense is recognized over the option's vesting period and measurement is required for all stock-options plans and not only for stock-options granted after November 7, 2002 and not fully vested at January 1, 2005.

Capitalization of Interest

Under IAS 23 *Borrowing Costs*, the Company elected to charge to expense borrowing costs incurred to finance property, plant and equipment.

Under US GAAP, SFAS No. 34 *Capitalization of Interest Cost* requires that interests incurred in connection with the construction of an asset and during the period of time to get such asset ready for its intended use should be capitalized as part of the cost of acquisition of the asset.

Accounting for Financial Instruments, Derivatives and Hedging Activities

Definition of a Financial Derivative — Notional Amounts

Under IAS 39, the definition of a derivative does not refer to the existence of an explicit notional amount.

Under US GAAP, a derivative instrument is a contract that has certain characteristics including one or more underlyings and one or more notional amounts or payment provision or both.

First Time Adoption and Hedging Transactions

Under IFRS, with respect to amounts deferred under hedging relationships prior to the adoption of IAS 39 on January 1, 2005 that do not qualify as hedges under current requirements under IFRS, hedge accounting is discontinued prospectively and such amounts are recognized or amortized to income depending on the formerly hedged transaction.

Under US GAAP, on derivative instruments that would not qualify as hedges under FAS 133 requirements on the basis of contemporaneous documentation would be reported independently as assets and liabilities in the statement of financial position at fair value with changes in fair value recorded in income for all periods presented.

Investments in Equity Securities

Under IFRS, all equity investments, except investments in consolidated subsidiaries and investments accounted for under the equity method should be measured at fair value unless the fair value cannot be reliably measured.

Under US GAAP, SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities* all investments in equity securities, except investments in consolidated subsidiaries and investments accounted for under the equity method, that have readily determinable fair value should be measured at fair value. Thus, non-listed equity investments that are not accounted for under the equity method should be accounted for at historical cost.

Provision for Risks and Charges, Restructuring Costs and Other General Provisions

Restructuring Costs

Under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* (''IAS 37''), the general recognition criteria for provisions should be satisfied before a provision is recognized for restructuring costs. In addition, management must have a detailed plan for the restructuring, and have created a valid expectation in those affected that the plan will be carried out (i.e. the detailed plan must identify the business or part of the business concerned, location, function and approximate number of employees who will receive termination compensation. A formal detailed public announcement of the restructuring will generally create a valid expectation in other parties such as customers, suppliers and employees that the restructuring will take place. Under US GAAP, SFAS No. 146 *Accounting for Costs Associated With Exit or Disposal Activities* (''SFAS 146''), even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of the exit plan may be provided for. Instead, each cost is examined individually to determine when it is incurred. SFAS 146 allows the costs of involuntary employee termination to be recognized when management has:

- committed to a detailed plan for termination;
- identified the number, function and location of the employees expected to be terminated; and
- communicated this plan to the employees.

The employee termination costs would be recognized immediately when employees are terminated within the minimum retention period. Otherwise, the costs would be recognized over the future service period. In addition, liabilities for other exit costs are recognized when they are incurred, which is normally when the goods or services associated with the activity are received. Consequently, other exit costs will probably be recognized later than under IAS 37.

Discounting of Provisions

Under IAS 37, where the effect of the time value of money is material, the amount of a provision should be the present value of the expenditures expected to be required to settle the obligation.

Under US GAAP, provisions are generally not discounted.

Other

Reversal of Inventory Write-down

Under IAS 2 *Inventories*, inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.

Under U.S. GAAP, Accounting Research Bulletin No. 43 *Restatement and Revision of Accounting Research Bulletins* states that following a write-down ''such reduced amount is to be considered the cost for subsequent accounting purposes'' and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written off.

Guarantees

Under IFRS, guarantees given by Ipsen are disclosed as off balance-sheet commitments.

Under US GAAP, in accordance with FASB Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, upon issuance or modification of a guarantee on or after January 1, 2003, the Company should recognize a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee.

Accounting for Joint-venture Investments

Under IFRS, the Company did not elect to account for certain joint-venture investments under the equity method of accounting. As a result, in accordance with IAS 31 *Interests in Joint Ventures,* proportionate consolidation has been used for all undertakings jointly controlled with another company.

Under US GAAP, proportionate consolidation is generally not permitted and the equity method of accounting is required to be applied in order to recognize an investment in a jointly controlled entity.

SUMMARY OF SOME DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FRANCE ("FRENCH GAAP") AND THE UNITED STATES ("US GAAP")

Some differences exist between French GAAP and US GAAP that may be material to the financial information prepared in accordance with French GAAP therein. In making an investment decision, investors must rely upon their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between French GAAP and US GAAP, and how those differences might affect the financial information prepared in accordance with French GAAP herein.

The discussion below qualitatively summarizes certain differences between French GAAP and US GAAP, following a limited analysis of both sets of principles. These differences were identified as potentially having an impact on the measurement of consolidated Net income and consolidated equity (Group Share). The Company has not quantified these differences, nor undertaken a reconciliation of its consolidated financial statements for the 3 years ended December 31, 2004, 2003 and 2002 prepared in accordance with French GAAP to US GAAP. Had the Company undertaken any such quantification or reconciliation, other potentially significant accounting and disclosure differences may have come to its attention, which are not identified below. Accordingly, there can be no assurance that these are the only differences in accounting principles that would have an impact on consolidated Net income and consolidated Equity (Group Share).

There may also be significant differences between the presentation of consolidated financial statements and the footnote disclosure thereto in comparison to what would be required under US GAAP. These differences have not been addressed in the discussion below.

This summary is not intended, does not include and cannot cover the pro forma financial information presented in the Offering Circular.

Goodwill and Other Intangible Assets

Under French GAAP, goodwill arising from the acquisition of a company is required to be recognized as an asset and amortized over a reasonable basis which reflects the estimates and assumptions made and documented at the time of acquisition. An impairment review for goodwill is required to be carried out at the end of each year. Amortization of intangible assets which are similar in nature to goodwill is not mandatory. However, an impairment is required to be made for any permanent diminution in value.

Under US GAAP, prior to the adoption in June 2001 of Statement of Financial Accounting Standard ("SFAS") No. 141 *Business Combinations* and SFAS No. 142 *Goodwill and Intangible Assets* ("SFAS 142"), all acquired identifiable intangible assets and goodwill were required to be amortized over a period not to exceed forty years. SFAS 142 discontinued the amortization of goodwill and intangible assets with indefinite useful life arising from business combinations initiated after June 30, 2001 and from January 1, 2002 for other business combinations and requires for assessment of potential impairment on a yearly basis or when certain events occur. Under SFAS 142, goodwill should be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicated that goodwill might be impaired. Goodwill is tested for impairment at the reporting unit level. Accordingly, goodwill, together with all assets and liabilities which are to be considered for purpose of determining the fair value of the reporting unit, should be assigned to reporting units defined as either operating segments or one level below an operating segment ("components") depending on whether a component constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results of that component unless such component has similar economic characteristics with other components. Components with similar economic characteristics should be aggregated into one reporting unit.

The carrying value of each reporting unit is then compared to its fair value in order to determine whether this reporting unit has been impaired. For each reporting unit the carrying amount of which exceeds its fair value, goodwill impairment if any is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities, including the value of any unrecognized intangible assets, in a manner similar to a purchase accounting. This allocation results in an implied fair value of goodwill. Any excess of the carrying amount of recorded goodwill over the implied fair value of goodwill is recorded as a definitive write-off of the carrying value of goodwill.

Trademarks

Under French GAAP, trademarks — either acquired or internally generated — and related fees for registration and renewal are capitalized and not amortized.

Under US GAAP, trademarks that have finite useful lives are amortized over their useful lives. Costs of internally developing, maintaining, or restoring intangible assets (such as trademarks) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred. Under SFAS No. 142, intangible assets with an indefinite useful life are required to be tested for impairment separately from goodwill. Indefinite life intangibles are required at least annually or more frequently if events or changes in circumstances indicated that the asset might be impaired. Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess, as a definitive write-off of the carrying amount of the intangible asset.

Impairment of Long-lived Assets Other than Goodwill and Intangible Assets

Under French GAAP, impairment is recognized to the extent the carrying value of the assets exceeds its recoverable amount. A cash generating unit is defined as the smallest group of assets that includes the asset tested for impairment and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or of a cash generating unit is the higher of its fair value less cost to sell, defined as the amount obtainable from the sale of the asset or cash-generating unit in an arm's length transaction between knowledgeable willing parties, less the costs of disposal, and its value in use, defined as the present value of the future cash flows expected to be derived from the asset or cash-generating unit. If tangible assets that are held for use do not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets, such tangible assets are tested for impairment as part of the cash-generating unit to which they belong. An impairment charge is reversed if, and only if, there has been an increase in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

Under SFAS No. 144 *Accounting for the impairment or Disposal of Long-Lived Assets,* intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) that are held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying value might not be recoverable. For purposes of recognition and measurement of impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Then the carrying value of the asset/group of assets is compared to the sum of the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal. If the carrying value of the asset/group of assets exceeds the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal, the asset (group) is not recoverable and an impairment loss is recognized equal to the excess of the carrying value of the asset/group over its fair value as a definitive write-off of the carrying value of the asset.

Fair value is measured based on quoted market prices in an active market, or absent such quoted market prices, prices for similar assets and the results of using other valuation techniques such as the present value of estimates of future cash flows to be generated by the asset/group of assets incorporating assumptions that marketplace participants would use in their estimates of such fair value.

Accounting for Minority Interests

Under French GAAP, minority interests are recorded as a separate caption in shareholders' equity. Under US GAAP, minority interests are classified within liabilities and excluded from shareholders' equity.

Accounting for Retirement, Pensions and Other Post-retirement Employee Benefits

Accounting for Actuarial Gains and Losses

Under French GAAP, actuarial gains an losses on employee benefits are not recognized in the provision for post-employment benefits.

Under US GAAP, SFAS No. 87 *Employers' Accounting for Pensions* (''SFAS 87'') requires the recognition of actuarial gains and losses and amortization under the corridor approach.

Accounting for Minimum Liability Requirements

Under French GAAP, there is no requirement to record a minimum retirement or pension liability based on the accumulated benefit obligation.

Under US GAAP, SFAS 87 requires the recognition of a minimum liability on the basis of the accumulated benefit obligation, i.e. the actuarial present value of the benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past but not future compensation benefits, when the accumulated benefit obligation is greater than the fair value of the plan assets. The amount of the minimum liability to be recognized is the unfunded accumulated pension liability against an intangible asset to the extent of the amount, if any, of unrecognized prior service cost and for the excess, if any, through other comprehensive income (in shareholders' equity). Subject to further analysis, an additional liability may need to be recognized with respect to certain retirement or pension benefits of the Company.

Share-based Payment

Under French GAAP, no compensation expense related to stock-based compensation is recognized in the financial statements. The shares issued upon exercise of the options are reflected as an increase in share capital at that date.

Under US GAAP, the Company has the option of accounting for stock options grants using the recognition and measurement principles of:

- APB Opinion No. 25 *Accounting For Stock Issued To Employees* (''APB 25'') that provides recognition of compensation cost in net income based on the intrinsic value of the stock options granted. ;
- SFAS No. 123 *Accounting for Stock-Based Compensation* (''SFAS 123'') that provides recognition of compensation cost in net income based on the fair value at the date of grant.

Under the intrinsic value method of APB 25, compensation expense is measure as the difference between the market value or best evidence of market value of the shares and the exercise price of the options at the measurement date. Alternatively, under SFAS 123, compensation expense may be based on the fair value of the stock options granted to the employee. The fair value of the options would be determined using an option-pricing model. Under either method, compensation expense is recognized over the option's vesting period.

Capitalization of Interest

Under French GAAP, borrowing costs incurred to finance property, plant and equipment are charged to expense.

Under US GAAP, SFAS No. 34 *Capitalization of Interest Cost* requires that interests incurred in connection with the construction of an asset and during the period of time to get such asset ready for its intended use should be capitalized as part of the cost of acquisition of the asset.

Accounting for Financial Instruments, Derivatives and Hedging Activities

Under French GAAP, the fair value of derivative instruments is recorded in a company's accounting records when the assets and liabilities of an acquiree are fair valued as a result of a business combination. In all other situations, French GAAP does not require the recognition of the fair value of derivative instruments unless in the event of an unrealized loss. However, French GAAP requires disclosure of derivative instruments in the notes to consolidated financial statements.

Under US GAAP, in accordance with SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities* (''SFAS 133''), derivative instruments are required to be valued at their fair value and recorded as either asset or liability on the balance sheet. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Under certain conditions a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of recognized asset or liability or an unrecognized firm commitment, (2) a hedge of the exposure to variable cash flows of a forecasted transaction, or (3) a hedge of the currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency denominated forecasted transaction.

Provision for Risks and Charges, Restructuring Costs and Other General Provisions

Under French GAAP, the provisions of the CRC rule 2000-06 apply. Under this rule, the general recognition criteria for provisions should be satisfied before a provision is recognized for restructuring costs. In addition, management must have a detailed plan for the restructuring, and have created a valid expectation in those affected that the plan will be carried out (i.e. the detailed plan must identify the business or part of the business concerned, location, function and approximate number of employees who will receive termination compensation. A formal detailed public announcement of the restructuring will generally create a valid expectation in other parties such as customers, suppliers and employees that the restructuring will take place.

Under US GAAP, SFAS No. 146 *Accounting for Costs Associated With Exit or Disposal Activities,* even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of the exit plan may be provided for. Instead, each cost is examined individually to determine when it is incurred. SFAS No. 146 allows the costs of involuntary employee termination to be recognized when management has:

- committed to a detailed plan for termination;
- identified the number, function and location of the employees expected to be terminated; and
- communicated this plan to the employees.

The employee termination costs would be recognized immediately when employees are terminated within the minimum retention period. Otherwise, the costs would be recognized over the future service period. In addition, liabilities for other exit costs are recognized when they are incurred, which is normally when the goods or services associated with the activity are received. Consequently, other exit costs will probably be recognized later than under CRC rule 2000-06.

Revenue Recognition

General Principles

General principles under French GAAP may not be consistent with US GAAP, as French GAAP contain limited detailed or industry-specific guidance.

Under US GAAP, there are a number of different prescriptive rules from different sources addressing industry-specific or specific transactions issues on a case-by-case basis, which, subject to detailed analysis, may give rise to differences (see below).

Research and Development Arrangements with Milestones Payments

A typical R&D arrangement requires the payment to the Company of a non-refundable up-front payment when the contract is signed and additional payments (known as milestone payments) if and when certain milestones in the product's development are reached. For example, a set payment will be made upon the successful completion of stage two clinical trials. Under French GAAP, revenue for these R&D agreements is recognized based on milestones as defined in the related agreement.

Under US GAAP, all the above payments are related and negotiated as a package. As a result, the non-refundable up-front payment received should be treated as an advance and deferred over the contract period.

Milestone payments received are recognised as revenue over the period from the achievement of the milestone to the end of the contract, similar to the treatment of the non-refundable up-front fee. Therefore, revenue from receipt of the milestones would generally be recorded when the counterparty is recognising its profit from the contract.

In the event it is likely that the product will not succeed (e.g., the product fails stage two clinical trials or is rejected by the regulatory body), any deferred amounts related to non-refundable payments should be immediately recognised as revenue, as no further performance will be required.

Other

Accounting for Joint-venture Investments

Under French GAAP, proportionate consolidation is required for all undertakings jointly controlled with another company.

Under US GAAP, proportionate consolidation is generally not permitted and the equity method of accounting is required to be applied in order to recognize an investment in a jointly controlled entity.

Government Grants

Under French GAAP, government grants are generally recognized initially in equity.

Under US GAAP, government grants relating to an asset should be recognized in the balance sheet either as deferred revenue, or by deducting it from the carrying amount of the related asset.

Reversal of Inventory Write-down

Under French GAAP, inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.

Under U.S. GAAP, Accounting Research Bulletin N° 43 *Restatement and Revision of Accounting Research Bulletins* states that following a write-down "such reduced amount is to be considered the cost for subsequent accounting purposes" and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written off.

Guarantees

Under French GAAP, guarantees given by Ipsen are disclosed as off balance-sheet commitments.

Under US GAAP, in accordance with FASB Interpretation N° 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others,* upon issuance or modification of a guarantee on or after January 1, 2003, the Company should recognize a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee.

ISSUER

Ipsen S.A.
42, rue du Docteur Blanche
75016 Paris
France

LEGAL ADVISORS TO THE ISSUER

As to French and U.S. law

Freshfields Bruckhaus Deringer
2-4, rue Paul Cézanne
75008 Paris
France

LEGAL ADVISORS TO THE UNDERWRITERS

As to French and U.S. law

Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris
France

INDEPENDENT AUDITORS OF THE ISSUER

KPMG Audit
Department of KPMG S.A.
1, Cours Valmy
92923 Paris La Défense Cedex
France

Deloitte & Associés
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex
France

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. Investors must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

TABLE OF CONTENTS

13,933,895 Shares

Ipsen S.A.


IPSEN
Innovation for patient care

OFFERING CIRCULAR

Goldman Sachs International

BNP PARIBAS

ABN AMRO Rothschild

HSBC

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